EXHIBIT 99.1

Independent Technical Report for the Los Filos Mine Complex, Mexico
Prepared for Leagold Mining Corporation

Prepared by SRK Consulting (Canada) Inc. 2CL021.005 March 2019

Independent Technical Report for the Los Filos Mine Complex, Mexico
Effective Date: 31 October 2018 Report Date: 11 March 2019
Prepared for	Prepared by
Leagold Mining Corporation Suite 3043 - 595 Burrard Street Vancouver BC V7X 1J1 Canada	SRK Consulting (Canada) Inc. 2200-1066 West Hastings Street Vancouver, BC V6E 3X2 Canada
Tel: +1 604 398 4504 Web: www.leagold.com	Tel: +1 604 681 4196 Web: www.srk.com

Authored By
Gilles Arseneau, PGeo	Eric Olin, RM-SME	Tim Olson, FAusIMM	Neil WInkelmann, FAusIMM
SRK Consulting (Canada) Inc.	SRK Consulting (U.S.) Inc.	SRK Consulting (U.S.) Inc.	SRK Consulting (Canada) Inc.

Neil Lincoln, P.Eng.	Maritz Rykaart, P.Eng	David Nicholas, PE
Lycopodium Minerals Canada Ltd.	SRK Consulting (Canada) Inc.	Call & Nicholas Inc.

Project No: 2CL021.005

File Name: 2CL021.005_Los Filos_NI43-101 TR 20190311c

Copyright © SRK Consulting (Canada) Inc., 2019

March 2019

SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Important Notice

This report was prepared as a National Instrument 43-101 Technical Report for Leagold Mining Corporation (“Leagold or the Company”) by SRK Consulting (Canada) Inc. (“SRK”). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in SRK’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Leagold subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Leagold to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Leagold. The user of this document should ensure that this is the most recent technical report for the property as it is not valid if a new technical report has been issued.

This technical report contains certain non-International Financial Reporting Standards measures. Such measures have non-standardized meaning under International Financial Reporting Standards and may not be comparable to similar measures used by other issuers.

All amounts are expressed in U.S. dollars ($), unless otherwise indicated.

© 2019 SRK Consulting (Canada) Inc.

This document, as a collective work of content and the coordination, arrangement and any enhancement of said content, is protected by copyright vested in SRK Consulting (Canada) Inc.

Outside the purposes legislated under provincial securities laws or as otherwise stipulated in SRK’s client contract, this document shall not be reproduced in full or in any edited, abridged or otherwise amended form unless expressly agreed in writing by SRK.

March 2019

SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Acronyms and Abbreviations

Distance		Other
µm	Micron (micrometre)	$k	Thousand dollars
mm	Millimetre	$M	Million dollars
cm	Mentimetre	°C	Degree Celsius
m	Metre	cfm	Dubic feet per minute
km	Kilometre	elev	Elevation
in	Inch	hp	Horsepower
ft	Foot	hr	Hour
Area		kV	Kilovolt
m2	Square metre	kW	Kilowatt
km2	Square kilometre	kWh	Kilowatt hour
Ac	Acre	M	Million or mega
Ha	Hectare	m masl	Metres elev. above mean sea level
Volume		mg/L	Milligram per litre
L	Litre	mph	Miles per hour
m3	Cubic metre	mtpa	Million tonnes per annum
ft3	Cubic foot	Ø	Diameter
Mbcm	Million bcm	ppb	Parts per billion
Mass		ppm	Parts per million
Kg	Kilogram	Q’	Rock mass quality
G	Gram	s	Second
t	Metric tonne	s.g. or SG	Specific gravity
Kt	Kilotonne	tpd	Tonnes per day
Lb	Pound	tph	Tonnes per hour
Mt	Million tonnes	UTM	Universal Transverse Mercator coordinate system
Oz	Troy ounce	V	Volt
kOz	Thousand troy ounce	W	Watt
Moz	Million troy ounce	Elements and Compounds
Wmt	Wet metric tonne	Au	Gold
Dmt	Dry metric tonne	Ag	Silver
Pressure		Cu	Copper
Psi	Pounds per square inch	S	Sulphur
Pa	Pascal	CN	Cyanide
kPa	Kilopascal	NaCN	Codium cyanide
Mpa	Megapascal	Ca(OH)2	Calcium hydroxide
Conversion Factors		HCl	Hydrochloric acid
1 tonne	2,204.62 lb	Currency
1 oz	31.10348 g	USD	United States Dollars

March 2019

SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Acronyms		Acronyms
AA	Atomic absorption	LHD	Load-haul-dump
ABA	Acid- base accounting	LOM	Life of mine
AD	Absolute difference	MIA	Manifestación de Impacto Ambiental
AISC	All-in sustaining costs	ML/ARD	Metal leaching/ acid rock drainage
AMPRD	Absolute of the mean paired relative difference	MSO	Mineable Shape Optimiser
ANFO	Ammonium nitrate fuel oil	NAFTA	North American Free Trade Agreement
AP	Acid potential	NI 43-101	National Instrument 43-101
ARD	Absolute of the relative difference	non-PAG	Non-potentially acid generating
BLANCO	Clean barren gravel	NP	Neutralization potential
BOP	Bermejal Open Pit	NPV	Net present value
BQR	Budget quotation request	NSR	Net smelter return
BUG	Bermejal Underground	OHCAF	Overhand cut-and-fill
CAMMSA	Construcción, Arrendamiento de Maquinaria y Mineria S.A. de C.V.	OHDAF	Overhand drift and fill
CEC	Cation Exchange Capacity	OIT	Operator interface terminals
CIC	Carbon in column	OLTC	On load tap changers
CIL	Carbon-in-leach	P80	80% passing
CIM	Canadian Institute of Mining	PAG	Potentially acid generating
CNI	Call & Nicholas, Inc.	PCS	Process control system
COG	Cut-off grade	PLC	Programmable logic controller
CONAGUA	National Water Commission	PROFEPA	Federal Prosecutor for the Protection of the Environment
CRF	Cemeted Rock Fill	QAQC	Quality Assurance/ Quality Control
CRM	Certified Reference Materials	QKP	Quartz/K-feldspar/plagioclase concentrations
DMSL	Desarrollos Mineros San Luis S.A. de C.V.	QP	Qualified persons
DST	Dry stacked tailings	RAB	Rotary air blast
EGL	Equivalent grinding length	RC	Reverse circulation
EIA	Environmental Impact Assessment	RQD	Rock quality designations
FTSF	Filtered tailings storage facility	SAG	Semi-autogenous Grinding
GPS	Global Positioning System	SART	Sulphidization, Acidification, Recycle and Thickening
GUA	Guadalupe Open Pit mine	SCADA	System supervisory control and data acquisition
ICP	Inductively Coupled Plasma	SEMARNAT	Secretary of the Environment and Natural Resources
INE	National Institute of Ecology	SRK	SRK Consulting (Canada) Inc. and/or SRK Consulting (US) Inc.
INEGI	National Agency of Statistics, Geography and Information	TCRC	Treatment and Refining Charges
IP	Induced polarization	TEM	Technical Economic Model
IRA	Inter-ramp angles	TSF	Tailings storage facility
IRR	Internal Rate of return	UHCAF	Underhand cut-and-fill
KCA	Kappes, Cassiday & Associates	WBS	Work breakdown structure
LAU	Licencia Ambiental Unica	WPM	Wheaton Precious Metals Corp.
LFUG	Los Filos Underground	WRF	Waste rock facilities
LGEEPA	General Law of Ecological Equilibrium and the Protection of the Environment	XRD	X-ray Diffraction

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Table of Contents

1	Executive Summary	1
1.1	Property Description, Location and Access	2
1.2	Mineral Tenure and Surface Rights	3
1.3	Taxation and Royalties	3
1.4	Environment, Permitting, Compliance Activities, and Social License	3
1.5	History	3
1.6	Geological Setting and Mineralization	4
1.7	Exploration	5
1.8	Drilling	5
1.9	Sample Preparation, Analyses, and Data Verification	6
1.10	Mineral Processing and Metallurgical Testing	7
1.10.1	Heap Leach Metallurgical Studies	8
1.10.2	CIL Metallurgical Studies	8
1.11	Mineral Resource Estimates	9
1.12	Mineral Reserve Estimates	10
1.13	Consolidated Mineral Reserves Summary	11
1.13.1	Los Filos Open Pit	11
1.13.2	Bermejal Open Pit	12
1.13.3	Guadalupe Open Pit	12
1.13.4	Los Filos Underground	13
1.13.5	Bermejal Underground	13
1.14	Mining Operations	13
1.14.1	Los Filos Open Pit Production Schedule	14
1.14.2	Bermejal Open Pit Production Schedule	14
1.14.3	Guadalupe Open Pit Production Schedule	15
1.14.4	Los Filos Underground Production Schedule	15
1.14.5	Bermejal Underground Production Schedule	16
1.15	Recovery Methods	16
1.15.1	Heap Leach Operations	16
1.15.2	Carbon-in-Leach Cyanidation	18
1.16	Capital and Operating Costs	19
1.16.1	Los Filos Mine Complex - LOM Cost Estimates	19
1.16.2	CIL Capital Costs	20
1.16.3	Heap Leach Operating Cost Estimate	21
1.16.4	CIL Operating Cost Estimate	21
1.17	Economic Analysis	22
1.18	Conclusions and Interpretations	24

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

1.18.1	Mineral Resources	24
1.18.2	Mineral Reserves	24
1.18.3	Mining Methods	25
1.18.4	Heap Leach Operations	26
1.18.5	CIL Cyanidation Plant	27
1.18.6	Environmental Studies, Permitting, and Social or Community Impact	28
1.19	Risks and Opportunities	29
1.19.1	Risks	29
1.19.2	Opportunities	31
1.20	Recommendations	33
1.20.1	Mineral Resources	33
1.20.2	Open Pit Mining	33
1.20.3	Underground Mining	33
1.20.4	Heap Leach Facility	34
1.20.5	Carbon-in-Leach	34
1.20.6	Exploration Targets	35
2	Introduction and Terms of Reference	36
2.1	Introduction	36
2.2	Responsibility	37
2.3	Effective dates	38
2.4	Qualifications of SRK and Team	38
2.5	Site Visit	39
2.6	Acknowledgement	39
2.7	Declaration	39
3	Reliance on Other Experts	40
4	Property Description and Location	41
4.1	Summary	41
4.2	Mineral Tenure	41
4.3	Los Filos Mine Complex Property Tenure	42
4.4	Surface Rights Title	49
4.5	Mining Rights	50
4.6	Encumbrances	50
4.7	Agreements with Third Parties	51
4.8	Taxation, Royalties and Other Agreements	51
4.8.1	Corporate Income Tax	51
4.8.2	Mining Royalties	51
4.8.3	NSR Royalties	51
4.9	Environmental Regulations	52
4.10	Environmental Liabilities	53

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

4.11	Permits	53
4.12	Conclusions	53
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	54
5.1	Accessibility	54
5.2	Climate	54
5.3	Local Resources	54
5.3.1	Supplies and Personnel	54
5.3.2	Surface Water	55
5.4	Infrastructure	55
5.5	Physiography	56
6	History	57
6.1	Summary of Exploration, Development and Mine Property History	57
6.2	Los Filos Deposit	59
6.3	Bermejal Deposit	60
6.4	Los Filos Mine Complex Production History	61
6.5	2017 Acquisition of the Los Filos Mine Complex by Leagold	62
7	Geological Setting and Mineralization	63
7.1	Regional Geology	63
7.2	Los Filos Property Geology	65
7.3	Mineralization	67
7.4	Los Filos Area Mineralization	68
7.4.1	Mineral Deposit Geology	69
7.4.2	Alteration	75
7.4.3	Metal Zonation	76
7.4.4	Mineralization - Los Filos Deposit	76
7.4.5	Mineralization - 4P Deposits	76
7.5	Bermejal Area Mineralization	78
7.5.1	Mineral Deposit Geology	78
7.5.2	Alteration	82
7.5.3	Mineralization - Bermejal	82
7.5.4	Mineralization - Guadalupe	85
7.6	Other Prospects and Exploration Targets	85
7.6.1	Bermejal West and East	85
7.6.2	San Pablo	87
7.6.3	Los Filos Underground	89
7.6.4	Xochipala	90
8	Deposit Types	92
9	Exploration	94
9.1	Summary	94

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

9.2	Grids and Surveys	94
9.3	Geologic Mapping	94
9.4	Geochemical Sampling	95
9.5	Ground Geophysics	95
9.6	Airborne Geophysics	95
9.7	Petrology, Mineralogy and Research Studies	97
9.8	Geotechnical and Hydrological Studies	98
10	Drilling	99
10.1	Summary	99
10.2	Drilling Contractors and Equipment	107
10.3	Drilling Methods	108
10.3.1	Summary	108
10.3.2	Surface Drilling	110
10.3.3	Underground Drilling	110
10.4	Collar Surveys	110
10.5	Downhole Surveys	111
10.6	Geological Logging	111
10.7	Conclusions	112
11	Sample Preparation, Analyses, and Security	113
11.1	Summary	113
11.2	Sampling Methods	113
11.2.1	RC Sampling	113
11.2.2	Core Sampling	114
11.3	Preparation and Analytical Laboratories	116
11.3.1	2003 to Current	116
11.4	Sample Preparation Procedures	117
11.5	Analytical Testing	118
11.6	Specific Gravity Data	118
11.6.1	Los Filos Open Pit	118
11.6.2	Bermejal Open Pit	119
11.6.3	Los Filos Underground	119
11.6.4	Bermejal Underground	119
11.7	Geologic Databases	120
11.8	Sample Security and Storage	120
11.9	Quality Assurance and Quality Control Programs Pre-2003	121
11.10	Quality Assurance and Quality Control Programs (2003 - 2017)	121
11.11	Quality Assurance and Quality Control Program Results for 2017	122
11.11.1	Duplicate Samples	123
11.11.2	Blank Samples	127
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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

11.11.3	Standard Samples	129
11.11.4	Check Assays	132
11.12	Quality Assurance and Quality Control Program Results for 2018	132
11.12.1	Duplicate Samples	134
11.12.2	Blank Samples	142
11.12.3	Standard Samples	145
11.12.4	Check Assays	147
11.13	Twinned Drillholes	147
11.14	Database Validation and Verification on Data Import	148
11.15	Conclusions	149
12	Data Verification	150
12.1	Summary	150
12.2	Verifications by SRK	150
12.3	Conclusions	150
13	Mineral Processing and Metallurgical Testing	152
13.1	Summary	152
13.2	Metallurgical Testwork for Los Filos and Bermejal Open Pits, Los Filos Underground	154
13.2.1	KCA (2005-06)	154
13.2.2	KCA (2009)	156
13.2.3	KCA (2012)	159
13.2.4	KCA (2013)	161
13.2.5	KCA (2014)	165
13.2.6	KCA (2015, Part 1)	168
13.2.7	KCA (2015, Part 2)	173
13.2.8	KCA (2015) Bermejal Oxide and Intrusive	180
13.2.9	KCA (2015) Peninsular	181
13.3	Bermejal Underground Metallurgical Testwork	183
13.3.1	KCA (2016)	183
13.3.2	KCA (2017)	187
13.3.3	KCA (2018) Bermejal Bottle Roll Testwork	193
13.4	Guadalupe Metallurgical Testwork	198
13.4.1	ALS (2018)	199
13.4.2	KCA (2018)	205
13.5	Estimated Recoveries for Heap Leach Operations	208
13.5.1	Los Filos Open Pit - Crush and ROM Ore Gold Recoveries	208
13.5.2	Bermejal Open Pit - Crush Ore Gold Recovery	209
13.5.3	Bermejal Open Pit - Ore Gold Recovery	212
13.5.4	Bermejal Underground Heap Leach Gold Recovery	213
13.6	Silver Recovery	216

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

13.7	Deleterious Elements	216
13.8	Agitated Leach Testwork and Interpretation	217
13.8.1	CIL Feed Blend and Leach Parameters	217
13.8.2	Selected Bottle Roll Testwork	219
13.8.3	2018 CIL and Bottle Roll Testwork	222
13.8.4	CIL Recovery Curves	223
13.8.5	Comminution Variability Testwork	224
13.8.6	CIL Feed Comminution Characteristics	228
13.8.7	Solid/Liquid Separation Testwork	228
13.9	Conclusions and Recommendations	229
13.9.1	Heap Leach	229
13.9.2	Carbon-in-Leach	229
14	Mineral Resource Estimates	231
14.1	Summary	231
14.2	Resource Databases	234
14.3	Los Filos Open Pit Model	235
14.4	Bermejal Open Pit Model	235
14.5	Los Filos Underground Models	236
14.6	Bermejal Underground Model	236
14.7	Density Assignment	236
14.7.1	Los Filos Open Pit Model	236
14.7.2	Bermejal Open Pit Model	236
14.7.3	Los Filos Underground Model	237
14.7.4	Bermejal Underground Model	237
14.8	Grade Capping	237
14.8.1	Los Filos Open Pit Model	237
14.8.2	Bermejal Open Pit Model	238
14.8.3	Los Filos Underground Models	238
14.8.4	Bermejal Underground Model	238
14.9	Solid Body Modelling	238
14.10	Geometallurgical Domains	240
14.11	Compositing	241
14.12	Variography	241
14.13	Block Model and Grade Estimation	241
14.14	Model Validation	242
14.14.1	Open Pit Models	242
14.14.2	Underground Models	242
14.15	Mineral Resource Classification	242
14.16	Reasonable Prospects of Economic Extraction	243

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

14.17	In-Situ Mineral Resource Estimates	246
14.17.1	Open Pit Mineral Resources	246
14.17.2	Underground Mineral Resource Estimates	247
14.17.3	Summary of Mineral Resources by Mining Method and by Deposit	250
14.18	Additional Resource Tables for Bermejal Underground Resource	252
14.19	Non-In-Situ Mineral Resources	253
14.18.1	High Sulphur Stockpiles	253
14.20	Conclusions on the Mineral Resource Estimates	254
14.20.1	Mineral Resource Risks	254
14.20.2	Mineral Resource Opportunities	255
15	Mineral Reserve Estimates	256
15.1	Consolidated Mineral Reserves Summary	256
15.1.1	Los Filos Open Pit	256
15.1.2	Bermejal Open Pit	257
15.1.3	Guadalupe Open Pit	257
15.1.4	Los Filos Underground	258
15.1.5	Bermejal Underground	258
15.2	Introduction	259
15.2.1	Mining Zones	259
15.2.2	Resource Models	259
15.3	Mineral Reserves - Los Filos Open Pit	260
15.3.1	Pit Optimization Parameters	260
15.3.2	Los Filos Open Pit Optimization	261
15.3.3	Los Filos Open Pit Mining Economic Cut-Off	263
15.3.4	Dilution and Mining Losses	263
15.3.5	Open Pit Mineral Reserve Estimate	263
15.3.6	Factors Impacting Mineral Reserve Estimates	263
15.3.7	Mineral Reserves Summary	263
15.3.8	Declaration	264
15.4	Mineral Reserves - Bermejal Open Pit	264
15.4.1	Pit Optimization Parameters	264
15.4.2	Bermejal and Guadalupe Open Pit Optimization Results	266
15.4.3	Bermejal Open Pit Mining Economic Cut-Off	267
15.4.4	Dilution and Mining Losses	267
15.4.5	Mineral Reserve Estimate	267
15.4.6	Factors Impacting Mineral Reserve Estimates	268
15.4.7	Mineral Reserves Summary	268
15.4.8	Declaration	268
15.5	Mineral Reserves - Guadalupe Open Pit	268

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

15.5.1	Pit Optimization Parameters	269
15.5.2	Pit Optimization Results	269
15.5.3	Guadalupe Open Pit Mining Economic Cut-Off	269
15.5.4	Dilution and Mining Losses	269
15.5.5	Mineral Reserve Estimate	269
15.5.6	Factors Impacting Mineral Reserve Estimates	269
15.5.7	Mineral Reserves Summary	270
15.5.8	Declaration	270
15.6	Mineral Reserves - Los Filos Underground	270
15.6.1	Orebody Description	270
15.6.2	Mining Method and Mine Design	270
15.6.3	Underground Mineral Reserve Estimates	272
15.6.4	Factors Impacting Mineral Reserve Estimates	273
15.6.5	Mineral Reserves Summary	273
15.6.6	Declaration	273
15.7	Mineral Reserves - Bermejal Underground	273
15.7.1	Orebody Description	273
15.7.2	Mineral Reserves Summary	277
15.7.3	Factors Impacting Mineral Reserve Estimates	278
15.7.4	Declaration	278
15.8	Conclusions	278
16	Mining Methods	280
16.1	Summary	280
16.2	Geotechnical Engineering	280
16.2.1	Summary	280
16.2.2	Los Filos - Open Pit Mine Geotechnical	281
16.2.3	Los Filos - Underground Mine Geotechnical	284
16.2.4	Bermejal - Open Pit Mine Geotechnical	286
16.2.5	Guadalupe - Open Pit Mine Geotechnical	288
16.2.6	Bermejal - Underground Mine Geotechnical	290
16.3	Open Pit Mining - Los Filos Deposit	294
16.3.1	Open Pit Design	294
16.3.2	Open Pit Production Schedule	295
16.3.3	Open Pit Mine Fleet	296
16.3.4	Open Pit Workforce	297
16.4	Open Pit Mining - Bermejal Deposit	297
16.4.1	Open Pit Design	297
16.4.2	Open Pit Production Schedule	298
16.4.3	Open Pit Mine Fleet	299
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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

16.4.4	Open Pit Workforce	299
16.5	Open Pit Mining - Guadalupe Deposit	299
16.5.1	Open Pit Design	299
16.5.2	Open Pit Production Schedule	301
16.5.3	Open Pit Mine Fleet	302
16.5.4	Open Pit Workforce	302
16.6	Underground Mining - Los Filos Deposit	302
16.6.1	Mining Methods	302
16.6.2	Mine Layout	305
16.6.3	Mining Operations	307
16.6.4	Underground Mining Equipment and Availability	308
16.6.5	Underground Infrastructure	308
16.6.6	Los Filos Underground Life-of-Mine Production Schedule	310
16.7	Underground Mining - Bermejal Deposit	311
16.7.1	Mining Methods Selection	311
16.7.2	Mine Design	312
16.7.3	Underground Infrastructure	313
16.7.4	Ventilation	316
16.7.5	Cemented Rock Fill	317
16.7.6	Mine Scheduling	318
16.7.7	Equipment Selection	321
16.8	Conclusions and Recommendations	322
16.8.1	Conclusions and Recommendations for Open Pit Mining	322
16.8.2	Conclusions and Recommendations for Los Filos Underground Mine	323
16.8.3	Conclusions and Recommendations for Bermejal Underground Mine	324
17	Recovery Methods	325
17.1	Summary	325
17.2	Heap Leach Processing	326
17.2.1	Process Flowsheet	326
17.2.2	Ore Delivery and Crushing	327
17.2.3	Crush Ore Treatment and Transportation to Heap Leach Pads	329
17.2.4	Heap Leach Pad Operation	329
17.2.5	Adsorption-Desorption-Recovery Plant	330
17.2.6	Water and Solution Balance	332
17.2.7	Laboratory	333
17.2.8	Heap Leach Performance	333
17.3	Secondary Gold Recovery Programs for Heap Leach Pads	336
17.3.1	Solution Injection and Surface Ripping and Re-leaching on Pad 1	336
17.3.2	Heap Leach Inventory	336

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

17.3.3	Pad 1 Heap Re-handling and Re-leaching	337
17.4	Carbon-in-Leach Processing	337
17.4.1	Selected Process Flowsheet	338
17.4.2	CIL Plant Description	341
17.5	Reagent Storage and Use	348
17.5.1	Heap Leach	348
17.5.2	Carbon in Leach	349
17.5.3	CIL Plant Control System	352
17.6	Conclusions and Recommendations	352
17.6.1	Heap Leach	352
17.6.2	Carbon-in-Leach	353
18	Mine Complex Infrastructure	355
18.1	Summary	355
18.2	Access Roads and Logistics	358
18.3	Waste Rock Facilities	358
18.4	Water Management	360
18.4.1	Surface Water	360
18.4.2	Groundwater	364
18.4.3	Pond Storage	365
18.4.4	Water Balance	366
18.5	Water Supply	368
18.5.1	Current Water Permit and Demand	368
18.5.2	New Water Demand and Permit Requirements	368
18.5.3	Water Source and Pumping Infrastructure	368
18.6	Power Supply and Electrical	370
18.6.1	Existing Infrastructure	370
18.6.2	New Electrical Infrastructure	370
18.7	Fuel Supply and Storage	371
18.8	Landfill Waste	371
18.9	Camp and Accommodations	371
18.10	Workforce	372
18.10.1	Current Operations	372
18.10.2	Increase in Workforce	372
18.11	Communications	373
18.12	Other Infrastructure in the Expansion Feasibility Study	373
18.12.1	Bermejal Underground	373
18.12.2	CIL Process Plant Infrastructure	373
18.12.3	Filtered Tailings Storage Facility	373
18.13	Conclusions and Recommendations	377

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

18.13.1	Waste Rock Facilities	377
18.13.2	Filtered Tailings Storage Facility	377
19	Market Studies and Contracts	379
19.1	Summary	379
19.2	Contract for Sale of Products	379
19.2.1	Doré Refining and Gold Bullion Sales	379
19.2.2	Silver Bullion Sales	379
19.2.3	Carbon Fines Sales	379
19.3	Commodity Prices	379
19.4	Contracts and Agreements	380
19.4.1	Fuel Supply Agreement	380
19.4.2	Cyanide Supply Agreement	380
19.4.3	Explosives Supply Agreement	380
19.4.4	Cement Supply Agreement	381
19.4.5	Lime Supply Agreement	381
19.5	Conclusions and Recommendations	381
20	Environmental Studies, Permitting, and Social or Community Impact	382
20.1	Summary	382
20.2	Environmental Studies	383
20.2.1	Climate	384
20.2.2	Soils	384
20.2.3	Seismicity	384
20.2.4	Mining Wastes	384
20.2.5	Hydrology	385
20.2.6	Flora	386
20.2.7	Fauna	386
20.2.8	Comment on Environmental Status	387
20.3	Permitting	387
20.3.1	Permitting Agencies and Permitting Process	387
20.3.2	Existing Permits	387
20.3.3	Additional Permits Required for Expansion	393
20.4	Permit Compliance	394
20.5	Environmental Monitoring	395
20.5.1	Water Monitoring	395
20.5.2	Air and Noise	399
20.5.3	Flora	399
20.5.4	Fauna	399
20.5.5	Sewage	400
20.5.6	Mining Wastes	400

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

20.5.7	Hazardous and Regulated Wastes	400
20.6	Mine Closure	400
20.7	Social and Community Impact	402
20.7.1	Baseline Studies	403
20.7.2	Social Development Agreement	404
20.7.3	Social Performance	404
20.7.4	Security	404
20.7.5	Management of Security	405
20.8	Conclusions and Recommendations	405
21	Capital and Operating Costs	407
21.1	Summary	407
21.2	Capital Cost Estimate	408
21.2.1	Open Pit Mining	408
21.2.2	Los Filos Underground Mining	409
21.2.3	Bermejal Underground Mining	409
21.2.4	Processing	412
21.2.5	Waste Management	415
21.3	Operating Cost Estimate	415
21.3.1	Open Pit Mining	415
21.3.2	Los Filos Underground Mining	417
21.3.3	Bermejal Underground Mining	418
21.3.4	Processing	420
21.3.5	General and Administrative	431
21.4	Conclusions and Recommendations	431
21.4.1	Open Pit Mining	431
21.4.2	Los Filos Underground	432
21.4.3	Bermejal Underground	432
21.4.4	Heap Leach	432
21.4.5	CIL Plant	432
21.4.6	General and Administrative	432
22	Economic Analysis	433
22.1	Summary	433
22.2	Methodology	435
22.3	Technical-Economic Model Parameters	435
22.4	Mine Development and Production Plans	436
22.5	Revenue	441
22.5.1	Silver Stream Agreement	442
22.6	Treatment and Refining Charges and Freight/Transportation	443
22.7	Cost Estimates	443

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

22.7.1	Capital Costs	443
22.7.2	Capitalized Stripping	444
22.7.3	Operating Costs	445
22.7.4	Closure Costs	445
22.7.5	Unit Production Costs	445
22.8	Taxes and Royalties	447
22.9	Project Valuation	447
22.9.1	Financial Metrics	447
22.9.2	Sensitivity Analyses	451
22.10	Bermejal Underground and CIL Plant Analysis	452
22.11	Conclusions and Recommendations	453
23	Adjacent Properties	454
24	Other Relevant Data and Information	457
24.1	CIL Plant Execution Strategy	457
24.2	Conclusions and Recommendations	460
24.2.1	CIL	460
25	Interpretations and Conclusions	461
25.1	Interpretations	461
25.2	Conclusions	461
25.2.1	Property Title, Land Access, Permitting	461
25.2.2	Mineral Resources and Mineral Reserves	461
25.2.3	Metallurgical Testwork	462
25.2.4	Open Pit Mining Operations	462
25.2.5	Underground Mining Operations	463
25.2.6	Recovery Methods	463
25.2.7	Mine Complex Infrastructure	464
25.2.8	Market Studies and Contracts	465
25.2.9	Economic Analysis	465
25.3	Key Risks	465
25.3.1	Geology	465
25.3.2	Mining	466
25.3.3	Geotechnical	466
25.3.4	Processing	467
25.3.5	Surface Infrastructure and Closure	467
25.3.6	Environmental, Social and Permitting	467
25.4	Opportunities	468
25.4.1	Mineral Resource	468
25.4.2	Open Pit Geotechnical	468
25.4.3	Open Pit Mining	468

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

25.4.4	Los Filos Underground	468
25.4.5	Bermejal Underground	468
25.4.6	Carbon-in-Leach Processing Plant	469
25.4.7	Surface Infrastructure and Closure	469
26	Recommendations	470
26.1	Mineral Resources	470
26.2	Open Pit Mining	470
26.3	Underground Mining	471
26.4	Heap Leach	471
26.5	Carbon-in-Leach	471
26.6	Exploration Targets	472
27	References	473
28	Date and Signature Page	478

March 2019

SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

List of Figures

Figure 4.1: Location map	41
Figure 4.2: Los Filos Mine Complex tenure map	44
Figure 4.3: Regional property tenure map	46
Figure 4.4: Los Filos permits, mineral deposit locations and existing mine infrastructure	48
Figure 7.1: Regional geology map with Guerrero Gold Belt	64
Figure 7.2: Los Filos property geology map with deposits	66
Figure 7.3: Los Filos Mine Complex mineral deposit hierarchy	68
Figure 7.4: Los Filos Underground - geology and deposit location map	69
Figure 7.5: Geological cross section, Los Filos Underground (section 4840 East)	70
Figure 7.6: Los Filos Open Pit - geology and deposit location map	71
Figure 7.7: Cross section 6105 GN facing northwest, Los Filos Intrusion and east-dipping sill	72
Figure 7.8: Cross section 6420 GN facing northwest, Los Filos Open Pit deposits	73
Figure 7.9: Cross section 6945 GN facing northwest, Los Filos Open Pit deposits	74
Figure 7.10: Geological cross section 7050 GN facing northwest, 4P deposits	74
Figure 7.11: Schematic geological cross section 7475 NW, 4P deposits	75
Figure 7.12: Bermejal geology and deposit location map	79
Figure 7.13: Cross section 2000 SW facing northwest, Bermejal deposit	80
Figure 7.14: Cross section 2500 SW facing northwest, Bermejal deposit	81
Figure 7.15: Cross section NS1 facing northeast, Guadalupe deposit	82
Figure 7.16: Bermejal Underground deposit in plan	83
Figure 7.17: Bermejal Underground mineralized zones	84
Figure 7.18: Bermejal, Guadalupe and San Pablo exploration potential	87
Figure 7.19: Geology plan, San Pablo prospect	88
Figure 7.20: Geological cross section 600 SP2 facing northwest, San Pablo prospect	89
Figure 7.21: Los Filos Underground exploration areas	90
Figure 7.22: Geology plan, Xochipala prospect	91
Figure 9.1: Airborne magnetics geophysical survey map	96
Figure 9.2: Age-dating study results	97
Figure 10.1: Los Filos Mine Complex drill hole location map	100
Figure 10.2: Los Filos geology and drill hole location map	101
Figure 10.3: Los Filos Open Pit and underground drill hole location map	102
Figure 10.4: Bermejal geology and drill hole location map	103
Figure 10.5: Bermejal Open Pit drill hole location map	104
Figure 10.6: Bermejal Underground deposit drill hole location map	105
Figure 10.7: Guadalupe deposit drill hole location map	106
Figure 11.1: Simplified core sampling procedure for drill core handling	115
Figure 11.2: Duplicate sample scatter plot chart - Bermejal Underground program	124
Figure 11.3: Absolute of mean paired relative difference chart - Bermejal Underground program	125
Figure 11.4: Duplicate sample chart - Los Filos Underground program	126
Figure 11.5: Absolute of mean paired relative difference chart - Los Filos Underground program	127
Figure 11.6: Blank sample chart BLANCO - Bermejal Underground program	128
Figure 11.7: Blank sample chart BLK42 - Bermejal Underground program	129
Figure 11.8: Blank sample chart BLK84 - Bermejal Underground program	129
Figure 11.9: CRM chart - rocklabs oxide low grade Au standard OxK119 - Bermejal Underground	130
Figure 11.10: CRM chart - rocklabs oxide medium grade Au standard OxN117 - Bermejal Underground	131
Figure 11.11: CRM chart - rocklabs oxide high grade Au standard OxP116 - Bermejal Underground	131
Figure 11.12: External check assay chart - Bermejal Underground drilling program	132
Figure 11.13: Duplicate sample scatter plot chart - Bermejal Open Pit program	135

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Figure 11.14: Absolute of mean paired relative difference chart - Bermejal Open Pit program	136
Figure 11.15: Duplicate sample chart - Los Filos Open Pit program	137
Figure 11.16: Absolute of mean paired relative difference chart - Los Filos Open Pit program	138
Figure 11.17: Duplicate sample scatter plot chart - Bermejal Underground program	139
Figure 11.18: Absolute of mean paired relative difference chart - Bermejal Underground program	140
Figure 11.19: Duplicate sample chart - Los Filos Underground program	141
Figure 11.20: Absolute of mean paired relative difference chart - Los Filos Underground program	142
Figure 11.21: Blank sample chart BLANCO - Bermejal Open Pit program	144
Figure 11.22: Blank sample chart BLK84 - Los Filos Underground program	145
Figure 11.23: CRM chart - rocklabs oxide low grade Au standard OxD108 - Los Filos Open Pit	146
Figure 11.24: CRM chart - rocklabs oxide low grade Au standard OxK119 - Los Filos Underground	147
Figure 13.1: Correlation of predicted vs. measured bond work indices (BWi)	166
Figure 13.2: Coarse (minus 25 mm) bottle roll and column leach gold extraction comparison	172
Figure 13.3: Leach curve for column leach testing of Los Filos Open Pit crushed (minus 25 mm) samples	178
Figure 13.4: Leach curve for column leach testing for Bermejal Open Pit crushed (minus 25 mm) samples	178
Figure 13.5: Bottle roll (blue) vs column leach (red) test results on Los Filos Open Pit crushed (minus 25 mm) samples	179
Figure 13.6: Bottle roll (blue) vs column leach (red) test results on Bermejal Open Pit crushed (minus 25 mm) samples	180
Figure 13.7: Bottle roll (blue) vs column leach (red) on Peninsular coarse (minus 25 mm) samples	183
Figure 13.8: Leach curves for column leach testing of Bermejal Underground samples	187
Figure 13.9: Summary of gold extraction in each phase of diagnostic leach testing	198
Figure 13.10: Gold extraction versus retention time for Guadalupe samples	202
Figure 13.11: Silver extraction versus retention time for Guadalupe samples	203
Figure 13.12: Copper extraction versus retention time for Guadalupe samples	204
Figure 13.13: Summary of gold extraction in diagnostic leach testing	205
Figure 13.14: Bottle roll gold extraction vs total sulphur (ST) - Bermejal intrusive composite	211
Figure 13.15: Bottle roll gold extraction vs total sulphur (ST) - Bermejal oxide composite	212
Figure 13.16: Comparison of CIL and standard bottle roll gold extraction.	222
Figure 13.17: BUG gold extraction at various copper content	223
Figure 13.18: BOP gold extraction at various sulphur content	224
Figure 14.1: Plan view of Los Filos and Bermejal mineral resource areas	233
Figure 14.2: Plan view showing the overlapping block models used for resource estimation	235
Figure 14.3: Los Filos Underground oxide geological sub-zones	239
Figure 14.4: Bermejal cross section showing solid models used for geological domaining	239
Figure 14.5: Isometric perspective view looking south of the Bermejal geological domains	240
Figure 15.1: Discounted pit value by optimized pit shell for Los Filos Open Pit	262
Figure 15.2: Discounted pit value by optimized pit shell for Bermejal and Guadalupe	267
Figure 15.3: Designed stopes and accesses in the Peninsular area (isometric view)	272
Figure 15.4: Gold recovery and process cost as a function of copper grade in ore feed in Bermejal Underground	274
Figure 15.5: Indicative illustration of cut-off NSR applied to block model of Bermejal Underground	275
Figure 15.6: Indicative illustration of NSR with MSO shapes	276
Figure 15.7: Indicative illustration of MSO-generated stope shapes (isometric view)	277
Figure 16.1: Plan view of Los Filos Open Pit (design and actual inter-ramp angles)	282
Figure 16.2: Geotechnical rock mass classification for Los Filos Underground	285
Figure 16.3: Plan view of the Bermejal Open Pit (design and actual inter-ramp angles)	287
Figure 16.4: Location map of the Guadalupe Starter Pit relative to Los Filos and Bermejal Open Pits	289
Figure 16.5: Geotechnical drillhole data near the Guadalupe Starter Pit	290

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Figure 16.6: Vertical section through the Bermejal Underground block model presenting the interpreted RQD values (looking west)	291
Figure 16.7: Vertical section through the Bermejal Underground block model presenting the derived Q’ values (looking west)	292
Figure 16.8: Ultimate Los Filos Open Pit design and waste dump	295
Figure 16.9: Ultimate Bermejal and Guadalupe Open Pit design and waste dumps	298
Figure 16.10: Isometric view of optimized pit shell used to guide Guadalupe Starter Pit design	300
Figure 16.11: Ultimate Bermejal and Guadalupe Pit design and waste dumps	301
Figure 16.12: Generalized overhand cut-and-fill mining	303
Figure 16.13: OHCAF with URF for bottom up extraction	304
Figure 16.14: OHCAF with CRF to allow simultaneous production from multiple levels	304
Figure 16.15: OHDAF with herringbone layout and CRF to allow extraction of wide areas	305
Figure 16.16: Plan view of the Los Filos Underground mining areas	306
Figure 16.17: Long section of the Los Filos Underground, Norte mine	306
Figure 16.18: Long section of the Los Filos Underground, Sur mine	307
Figure 16.19: Development and ventilation plan, Los Filos Underground, Nukay mine	309
Figure 16.20: Development and ventilation plan, Los Filos Underground, Peninsular mine	310
Figure 16.21: Development and ventilation plan, Los Filos Underground, South Zone	310
Figure 16.22: Bermejal Underground mine design overview, looking south	313
Figure 16.23: Bermejal Underground mining zones	314
Figure 16.24: Bermejal Underground general layout of mine facilities and services	315
Figure 16.25: Bermejal Underground main fresh and return air flows (m3/s)	317
Figure 16.26: Typical CRF plant configuration	318
Figure 16.27: Bermejal Underground development rates by ground type category	319
Figure 16.28: Bermejal Underground LOM development schedule	320
Figure 16.29: Bermejal Underground production rates by ground type category	321
Figure 16.30: Bermejal Underground production profile	321
Figure 17.1: Simplified Los Filos processing flowsheet	327
Figure 17.2: Los Filos Mine Complex crushing flowsheet	328
Figure 17.3: ADR plant and associated storage ponds	331
Figure 17.4: Flow diagram of heap leach pads and ADR plant facilities	332
Figure 17.5: Overall CIL process flow diagram	340
Figure 18.1: Los Filos Mine Complex property layout	357
Figure 18.2: Los Filos Mine Complex layout with extended waste rock facilities and CIL plant	359
Figure 18.3: Locations of regional hydrologic basins and aquifers designated by CONAGUA	361
Figure 18.4: Local surface water flow directions and water quality monitoring locations	363
Figure 18.5: Schematic of Heap Leach Pad 1 and ponds	365
Figure 18.6: Schematic of Heap Leach Pad 2 and ponds	366
Figure 18.7: Site water balance	367
Figure 18.8: Typical section view of FTSF slope configuration	375
Figure 18.9: Isometric view of proposed FTSF	376
Figure 18.10: Plan view of FTDF alternatives location	376
Figure 20.1: Water and air quality monitoring locations	397
Figure 20.2: Groundwater monitoring well locations for heap leach pads	398
Figure 21.1 : Estimated open pit mining costs by year	417
Figure 21.2: Bermejal Open Pit sodium cyanide consumption vs. Cu% in the ore	423
Figure 22.1: Ore production schedule by mine	439
Figure 22.2: Precious metal production schedule	441
Figure 22.3: Unit costs per ounce of gold produced	446
Figure 22.4: Single factor sensitivity spider chart	452
Figure 23.1: Regional mining concessions and mining operations	455

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Figure 24.1: Summary of CIL plant construction schedule	459

List of Tables

Table 1.1: List of qualified persons and responsibilities	2
Table 1.2: Mineral Resource statement by deposit for Los Filos Mine Complex, October 31, 2018	10
Table 1.3: Consolidated Mineral Reserves statement for Los Filos Mine Complex as at October 31, 2018	11
Table 1.4: Los Filos Open Pit Reserves statement as at October 31, 2018	11
Table 1.5: Bermejal Open Pit Reserves statement as at October 31, 2018	12
Table 1.6: Guadalupe Open Pit Reserves statement as at October 31, 2018	12
Table 1.7: Los Filos Underground Mineral Reserves statement as at October 31, 2018	13
Table 1.8: Bermejal Underground Mineral Reserves statement as at October 31, 2018	13
Table 1.9: Los Filos Open Pit production schedule	14
Table 1.10: Bermejal Open Pit production schedule	15
Table 1.11: Guadalupe Open Pit production schedule	15
Table 1.12: Los Filos Underground production schedule	16
Table 1.13: Bermejal Underground production schedule	16
Table 1.14: Summary estimate of initial and expansion capital costs for Bermejal Underground and CIL plant (2018 to 2020)	19
Table 1.15: Summary estimate of sustaining capital costs (2018 to 2028)	19
Table 1.16: Summary estimate of LOM operating costs	20
Table 1.17: Capitalized waste-stripping costs	20
Table 1.18: CIL capital cost estimate summary by area (Q4 2018, ±15%)	21
Table 1.19: Base CIL plant 1.46 Mtpa operating cost summary	22
Table 1.20: Project key outcome summary	23
Table 1.21: Project valuation summary	24
Table 2.1: List of qualified persons and responsibilities	37
Table 2.2: List of authors and responsibilities	38
Table 2.3: Site visit summary	39
Table 4.1: Los Filos Mine Complex property tenure summary	43
Table 4.2: Regional property tenure summary	45
Table 4.3: Mineral concession duty payments	47
Table 4.4: Current surface rights with temporary occupation agreements	49
Table 4.5: Net smelter return royalties payable by concession	51
Table 6.1: Exploration, development and mine property history	57
Table 6.2: Open pit production record 2005-Q3 2018	61
Table 6.3: Underground production record 2007-Q32018	62
Table 10.1: Drill hole summary table, Los Filos Mine Complex drilling, 2004-October 2018	99
Table 10.2: Summary of contractors and drill rigs for 2002 to 2018	107
Table 10.3: Core recovery for the 2017 Bermejal drilling program	108
Table 10.4: Core recovery for the 2017-18 Los Filos drilling program	109
Table 11.1: Los Filos assigned in-situ bulk densities	118
Table 11.2: Bermejal assigned in-situ bulk densities	119
Table 11.3: Los Filos Underground assigned in-situ bulk densities	119
Table 11.4: Bermejal Underground assigned in-situ bulk densities	120
Table 11.5: Density measurements collected for Bermejal Underground 2017 drilling program	120
Table 11.6: Quality assurance and quality control program for 2017 drilling programs	122
Table 11.7: Frequency of failures for the QAQC programs in 2017	123
Table 11.8: Quality assurance and quality control program for 2018 drilling programs	133
Table 11.9: Frequency of failures for the QAQC programs for open pit drilling programs in 2018	133

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Table 11.10: Frequency of failures for the QAQC programs for underground drilling programs in 2018	134
Table 13.1: Summary, gold extraction metallurgical testwork	153
Table 13.2: Ore type summary by geometallurgical code	154
Table 13.3: Ore type summary by rock type	154
Table 13.4: Bottle roll test parameters and results on finely ground (-0.075 mm) samples	162
Table 13.5: Summary of column leach tests (100% passing 25 mm)	164
Table 13.6: Summary of bottle roll leach tests - grind size optimizations	165
Table 13.7: Summary of bottle roll leach tests - NaCN optimizations	166
Table 13.8: Summary of predicted vs. measured bond work indices (BWi)	167
Table 13.9: Summary of bottle roll gold extractions at a grind size of P80-0.106 mm	169
Table 13.10: Summary of bottle roll silver extractions at a grind size of P80 0.106 mm	170
Table 13.11: Summary of bottle roll gold extractions on crushed test samples (minus 25 mm)	170
Table 13.12: Summary of bottle roll silver extractions on crushed test samples (minus 25 mm)	171
Table 13.13: Summary of column leach tests on crushed (minus 25 mm) samples	171
Table 13.14: Summary of column leach tests on crushed samples (minus 25 mm)	172
Table 13.15: Summary of bottle roll gold extractions on crushed test samples (minus 25)	173
Table 13.16: Summary of bottle roll silver extractions on crushed test samples (minus 25)	175
Table 13.17: Summary of column leach tests on crushed (minus 25 mm) samples - gold	176
Table 13.18: Summary of column leach tests on crushed (minus 25 mm) samples - silver	177
Table 13.19: Bottle roll test parameters and results on crushed (minus 25 mm) samples	181
Table 13.20: Bottle roll test parameters and results on crushed (minus 25 mm) samples	182
Table 13.21: Summary of column leach tests on crushed (minus 25 mm) samples	182
Table 13.22: Bottle roll test parameters and results on ground samples (0.075 mm)	184
Table 13.23: Summary of chemical composition analyses from bottle roll tests	185
Table 13.24: Overall improvement of gravity testwork vs. bottle roll tests	185
Table 13.25: Summary of column leach tests on as-received (-2.2 mm) samples	186
Table 13.26: Summary of multi-element analyses on Bermejal Underground test composites	188
Table 13.27: Bottle roll test parameters and results on Bermejal Underground samples (P80 0.075 mm)	189
Table 13.28: Agitated leach test parameters and results on Bermejal Underground samples	190
Table 13.29: Summary of column leach tests on crushed (minus 25 mm) Bermejal Underground samples	192
Table 13.30: Gold bottle roll test parameters and results on BUG and BOP samples (P80 0.075 mm)	194
Table 13.31: Silver bottle roll test parameters and results on BUG and BOP samples (P80 0.075 mm)	194
Table 13.32: Gold Leachwell bottle roll test parameters and results on BUG and BOP samples (P80 of 0.075 mm)	195
Table 13.33: Silver Leachwell bottle roll test parameters and results on BUG and BOP samples (P80 of 0.075 mm)	195
Table 13.34: Gold CIL agitated leach test parameters and results on BUG and BOP samples	196
Table 13.35: Silver CIL agitated leach test parameters and results on BUG and BOP samples	197
Table 13.36: Gold summary of diagnostic leach testing on BUG and BOP samples	197
Table 13.37: Silver summary of diagnostic leach testing on BUG and BOP samples	198
Table 13.38: Head assay summary	199
Table 13.39: Mineral content summary of Guadalupe samples	200
Table 13.40: Summary of multi-element analyses on Guadalupe test composites	206
Table 13.41: Summary of coarse bottle roll tests on Guadalupe test composites	207
Table 13.42: Gold extraction values assigned to Los Filos Open Pit and Underground ore types	208
Table 13.43: Original gold extraction values assigned to Crush and Uncrush Bermejal Open Pit ore types by Goldcorp (2015)	209
Table 13.44: Summary of bottle roll tests on Bermejal Open Pit test composites (minus 25 mm)	210
Table 13.45: Crush ore gold extraction from Bermejal Open Pit vs total sulphur (ST%)	212
Table 13.46: Original Uncrush ore (ROM) gold extraction from Bermejal Open Pit by Goldcorp (2015)	212

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SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico

Table 13.47: ROM gold extraction from Bermejal Open Pit vs. total sulphur (ST%)	213
Table 13.48: Column test results on Bermejal Underground composites (-2.2 mm)	214
Table 13.49: Selected head analyses - 2017 Bermejal Underground composites	214
Table 13.50: Summary of column test results on Bermejal Underground composites (-25mm)	215
Table 13.51: Gold extraction vs total sulphur content for Bermejal Underground ore	215
Table 13.52: Estimated Bermejal Underground heap leach gold extraction vs ST% and Cu% in ore	216
Table 13.53: LOM CIL feed breakdown by ore blend	218
Table 13.54: Source of leach testwork data	219
Table 13.55: Bottle roll leach tests showing Au extraction interpolated at 40 hours - Bermejal Open Pit and Los Filos Underground	220
Table 13.56: Bottle roll leach tests showing Au extraction interpolated at 40 h - Bermejal Underground	221
Table 13.57: CIL gold recovery formulas for Bermejal Open Pit, Bermejal Underground and Los Filos Underground	224
Table 13.58: CIL feed comminution design parameters	225
Table 13.59: Comminution variability testwork - Bermejal Underground	226
Table 13.60: Comminution variability testwork - Bermejal Open Pit & Los Filos Underground	227
Table 13.61: Comminution variability testwork - Los Filos Underground	227
Table 13.62: Nominal ore comminution characteristics	228
Table 14.1: Mineral Resource statement by deposit for Los Filos Mine Complex, October 31, 2018	232
Table 14.2: Los Filos resource database summary	234
Table 14.3: Density assignments for Los Filos Open Pit model	236
Table 14.4: Density assignments for Bermejal Open Pit model	237
Table 14.5: Density assignments for Los Filos Underground deposits	237
Table 14.6: Los Filos Open Pit model capping levels	238
Table 14.7: Bermejal Open Pit model capping levels	238
Table 14.8: Los Filos Underground models capping levels	238
Table 14.9: Los Filos Open Pit geometallurgical domain codes	240
Table 14.10: Correlogram parameters used for Bermejal Open Pit and Underground models	241
Table 14.11: Block model grade interpolation parameters	242
Table 14.12: Parameters used to classify mineral resources at Los Filos	243
Table 14.13: Conceptual assumptions considered for Los Filos open pit optimization	244
Table 14.14: Conceptual assumptions considered for Bermejal open pit optimization	245
Table 14.15: Conceptual assumptions considered for Los Filos Underground resource reporting	245
Table 14.16: Conceptual assumptions considered for Bermejal Underground resource reporting	245
Table 14.17: Los Filos Mine Complex Mineral Resources statement, October 31, 2018	246
Table 14.18: Total open pit Mineral Resource statement, SRK Consulting, October 31, 2018	247
Table 14.19: Los Filos Open Pit Mineral Resource statement, SRK Consulting, October 31, 2018	247
Table 14.20: Bermejal Open Pit Mineral Resource statement, SRK Consulting, October 31, 2018	247
Table 14.21: Total underground Mineral Resource statement, SRK Consulting, October 31, 2018	248
Table 14.22: Mineral Resource statement for the Nukay deposit, SRK Consulting, October 31, 2018	248
Table 14.23: Mineral Resource statement for the Peninsular deposit, SRK Consulting, October 31, 2018	248
Table 14.24: Mineral Resource statement for the Sur deposit, SRK Consulting, October 31, 2018	249
Table 14.25: Mineral Resource statement for the Zona 70 deposit, SRK Consulting, October 31, 2018	249
Table 14.26: Mineral Resource statement for the Los Filos Underground mines, SRK Consulting, October 31, 2018	249
Table 14.27: Mineral Resource statement for the Bermejal Underground deposit, October 31, 2018	250
Table 14.28: Mineral Resource statement by mining method for Los Filos mine, October 31, 2018	250
Table 14.29: Mineral Resource statement by deposit for Los Filos mine, October 31, 2018	251

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Table 14.30: Mineral resources at a range of cut-off grades for the Bermejal Underground deposit (below US$1400 Bermejal Resource Pit shell), October 31, 2018	252
Table 14.31: Mineral Resource statement by location above or below sill for the Bermejal Underground deposit, SRK Consulting, October 31, 2018	252
Table 14.32: High sulphur stockpile material available for CIL plant processing, October 31, 2018	253
Table 15.1: Consolidated Mineral Reserves statement for Los Filos Mine Complex as at October 31, 2018	256
Table 15.2: Los Filos Open Pit Mineral Reserves statement as at October 31, 2018	257
Table 15.3: Bermejal Open Pit Mineral Reserves statement as at October 31, 2018	257
Table 15.4: Guadalupe Open Pit Mineral Reserves statement as at October 31, 2018	258
Table 15.5: Los Filos Underground Mineral Reserves statement as at October 31, 2018	258
Table 15.6: Bermejal Underground Mineral Reserves statement as at October 31, 2018	259
Table 15.7: Metallurgical recoveries used for Los Filos Open Pit optimization	260
Table 15.8: Economic parameters used for Los Filos Open Pit optimization	261
Table 15.9: Results of pit optimization for Los Filos Open Pit	262
Table 15.10: Los Filos Open Pit Reserves statement as at October 31, 2018	264
Table 15.11: Metallurgical recoveries used for Bermejal and Guadalupe Open Pit optimization	265
Table 15.12: Economic parameters used for Bermejal and Guadalupe Open Pit optimization	265
Table 15.13: Results of pit optimization for Bermejal and Guadalupe	266
Table 15.14: Bermejal Open Pit Reserves statement as at October 31, 2018	268
Table 15.15: Guadalupe Open Pit Reserves statement as at October 31, 2018	270
Table 15.16: Cost assumptions for MSO cut-off grade calculation for Los Filos Underground	271
Table 15.17: Los Filos Underground Mineral Reserves statement as at October 31, 2018	273
Table 15.18: Cost assumptions for CIL and Heap Leach cut-off grade calculations for Bermejal Underground ore feed	275
Table 15.19: Bermejal Underground Mineral Reserves	278
Table 16.1: Los Filos Open Pit slope design guidelines	283
Table 16.2: Geotechnical classes for Los Filos Underground	284
Table 16.3: Bermejal Open Pit slope design	288
Table 16.4: Geotechnical classes for Bermejal Underground	292
Table 16.5: Input parameters to calculate Q’ values for Bermejal Underground	293
Table 16.6: Los Filos Open Pit production schedule	296
Table 16.7: Mining equipment, open pit	296
Table 16.8: Open pit mine personnel summary (as at October 31, 2018)	297
Table 16.9: Bermejal Open Pit production schedule	299
Table 16.10: Guadalupe Open Pit production schedule	302
Table 16.11: Los Filos Underground mine personnel summary (as at October 31, 2018)	308
Table 16.12: Los Filos Underground mining equipment	308
Table 16.13: Los Filos Underground equipment mechanical availability	308
Table 16.14: Los Filos Underground production schedule	311
Table 16.15: Bermejal Underground development advance rates by ground condition category	319
Table 16.16: Bermejal Underground heading production by ground condition category	320
Table 16.17: Bermejal Underground major equipment requirements	322
Table 16.18: Bermejal Underground auxiliary equipment requirements	322
Table 17.1: Leach pad operation - fourth quarter 2017	330
Table 17.2: Los Filos ADR pond / reservoir characteristics	331
Table 17.3: Los Filos Mine Complex historic leach production and recovery to-date (31 October, 2018)	335
Table 17.4: Pad 1 re-handle and re-leach schedule	337
Table 17.5: Summary of key CIL process design criteria	342
Table 17.6: Average CIL power demand summary	351

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Table 17.7: Annual CIL reagent and major consumable consumption	351
Table 18.1: Volume capacity of ponds at ADR plant	366
Table 18.2: Fresh water pump station details	369
Table 18.3: Backup diesel generators	370
Table 18.4: Quantity of mine personnel	372
Table 19.1: Commodity pricing for mineral resources and reserves	380
Table 20.1: Environmental baseline studies	383
Table 20.2: Key permits for Los Filos Mine Complex	390
Table 20.3: Additional permits required for the expansion	393
Table 20.4: Summary of estimated closure costs	402
Table 21.1: Summary estimate of initial and expansion capital costs for Bermejal Underground and CIL plant (2018 to 2020)	407
Table 21.2: Summary estimate of sustaining capital costs (2018 to 2028)	407
Table 21.3: Summary estimate of operating costs	408
Table 21.4: Open pit mining sustaining capital cost estimate	409
Table 21.5: Los Filos Underground sustaining capital cost estimate	409
Table 21.6: Bermejal major equipment fleet size by year	410
Table 21.7: Typical support equipment fleet size	410
Table 21.8: Bermejal Underground capital cost estimate	411
Table 21.9: Capital estimate summary by area (Q4 2018, ±15%)	412
Table 21.10: Capital estimate summary by discipline (Q4 2018, ±15%)	413
Table 21.11: Average actual open pit mining costs for Q2 / Q3 2018	415
Table 21.12: Distribution of open pit mined tonnages	416
Table 21.13: Estimated open pit mining costs	417
Table 21.14: Estimated Los Filos Underground mining operating costs	418
Table 21.15: Operating parameters	419
Table 21.16: Underground operating costs by process	420
Table 21.17: Underground operating costs by cost element	420
Table 21.18: Summary of Crush ore heap leach operating costs (Q2-Q3 2018)	421
Table 21.19: Summary of Uncrush ore heap leach operating costs (Q2-Q3 2018)	421
Table 21.20: Summary of projected heap leach unit operating cost (LOM)	422
Table 21.21: Estimated Bermejal and Guadalupe Crush and Uncrush heap leach cost vs. Cu grade	424
Table 21.22: CIL plant 1.46 Mtpa operating cost summary	425
Table 21.23: Base process plant consumables cost by major area	427
Table 21.24: Reagent and consumable unit cost	427
Table 21.25: Process plant maintenance cost	428
Table 21.26: Process plant power cost by plant area	429
Table 21.27: Plant labour summary	429
Table 21.28: Process plant labour cost	430
Table 21.29: Operating cost base formula based on copper %	431
Table 22.1: Project valuation summary	434
Table 22.2: Project key outcome summary	435
Table 22.3: LOM mine production summaries	436
Table 22.4: Annual open pit production schedule	437
Table 22.5: Annual underground mine production schedule	438
Table 22.6: Annual processing production schedule	440
Table 22.7: LOM revenue estimates	442
Table 22.8: LOM capital cost estimates	444
Table 22.9: Capitalized waste-stripping costs	444
Table 22.10: Operating cost summary	445
Table 22.11: Unit costs per ounce of gold produced	446

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Table 22.12: Project key outcome summary	448
Table 22.13: Project LOM cashflow summary	449
Table 22.14: Annual Cashflow summary at $1250 per ounce gold price	450
Table 22.15: Total cost and gold price sensitivity table	451
Table 22.16: Operating cost and gold price sensitivity table	451
Table 22.17: Capital cost and gold price sensitivity table	452

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1	Executive Summary

This technical report provides a review of the current Los Filos Mine Complex and also presents a site wide production schedule that includes the following key additions to current operations:

•	Updated resource models for the Los Filos and the Bermejal deposits
•	Inclusion of a carbon-in-leach (CIL) processing plant, to be operated in conjunction with the existing heap leach facility
•	Updated life of mine (LOM) mine plans for Los Filos Open Pit, Bermejal Open Pit and Los Filos Underground, arising from the updated resource estimates
•	Inclusion of a feasibility study for a proposed mine at Bermejal Underground
•	Inclusion of a filtered tailings storage facility (FTSF) for the dry stacked tailings from the CIL plant
•	Description of power and other new infrastructure related to the Bermejal Underground and CIL plant

The report builds on the work presented in the March 2018 technical report (Leagold, 2018).

The contract with SRK Consulting permits Leagold to file this report as a technical report with the Canadian securities regulatory authorities pursuant to NI 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, the responsibility for this disclosure remains with Leagold. The user of this document should ensure that this is the most recent technical report for the property, as it is not valid if a new technical report has been issued.

Table 1.1 presents the high-level responsibility matrix for the various qualified persons (QPs) contributing to this technical report.

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Table 1.1: List of qualified persons and responsibilities

Company	Area of Responsibility
SRK Consulting (Canada) Inc and SRK Consulting (US) Inc. (SRK)	Introduction, Reliance on Other Experts, Heap Leach Mineral Processing and Metallurgical Testing, Mineral Resource Estimates, Mineral Reserve Estimates, Mining Methods, Heap Leach Recovery Methods, Environmental Studies, Permitting and Social or Community Impact, Mining, Heap Leach Processing and Closure Capital and Operating Costs, Economic Analysis, Other Relevant Data and Information, relevant parts of Executive Summary, Interpretation and Conclusions, Recommendations, and Signature Page
Lycopodium Minerals Canada Ltd. (Lycopodium)	CIL Mineral Processing and Metallurgical Testing, CIL Recovery Methods, CIL Processing Capital and Operating Cost Estimates, relevant parts of Executive Summary, Interpretation and Conclusions, Recommendations, and Signature Page
Call & Nicholas, Inc.	Bermejal Underground Geotechnical Engineering, and Signature Page
SRK and Lycopodium	References

Any previous technical reports or literature used in the compilation of this report are referenced in the relevant text as necessary.

All units in this report are based on the International System of Units (SI), except industry standard units, such as troy ounces for the mass of precious metals.

This report uses abbreviations and acronyms common to the mineral industry. Definitions have been provided earlier in the report.

Unless otherwise stated, all currency references are in United States Dollars (USD).

1.1	Property Description, Location and Access

The Los Filos Mine Complex property consists of 30 exploitation and exploration concessions in active mining areas totaling 10,433 ha which are held by Desarrollos Mineros San Luis S.A. de C.V. (DMSL), an indirect wholly-owned subsidiary of Leagold (Todd y Asociados, 2018) . The Mine is located in the Municipality of Eduardo Neri, Guerrero State, Mexico approximately 180 km southwest of Mexico City. The property is centred on latitude 17°52’13” north and longitude 99°40’55” west (UTM Zone 14Q 427,400E, 1,976,300N).

The Los Filos Mine Complex can be accessed either: by driving to Toluca or Cuernavaca from Mexico City (1.5-hour drive) and taking a charter flight (30-minute flight) to site; or by driving from Mexico City 240 km on National Highway 95/95D to the town of Mezcala and 18 km on a paved road to the mine (4-hour drive).

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1.2	Mineral Tenure and Surface Rights

All 30 concessions are located within the Municipality of Eduardo Neri, Guerrero State, Mexico. In addition to the 30 concessions that cover the entire active mining areas, DMSL also holds a total of 12 exploration concessions located in Guerrero State, Mexico. The total area of all 42 concessions is 148,908 ha, including two concessions that have applications in progress. Concessions are granted for 50-year durations; the expiration dates vary depending on the date of grant of the concession. Renewal dates range from 2032 to 2067. DMSL holds sufficient surface rights in the area to support the current mining operations, including access and power line easements (Todd y Asociados, 2018).

1.3	Taxation and Royalties

The Los Filos Mine Complex is subject to a 30% Federal corporate income tax rate. Two mining royalty taxes are also payable to the Federal Government of Mexico: a 7.5% mining tax on earnings before interest, taxes, depreciation, and amortization; and a 0.5% gross revenue royalty tax levied on revenue from gold and silver sales. Net Smelter Return (NSR) royalties to Servicio Geológico Mexicano (SGM), a department of the Mexican Federal Government, range from 2.5 to 3% and are applicable to mining from five concessions of the Mine property. Two of those concessions are also subject to royalties of 0.75 to 1.75% payable to LC Mines S.A. de C.V., a subsidiary of Agnico-Eagle Mines Limited.

1.4	Environment, Permitting, Compliance Activities, and Social License

Appropriate environmental permits have been granted for the Los Filos Mine Complex including the area of the open pits by the relevant Mexican Federal and State authorities. Los Filos secured a total of 4,246 ha to cover surface rights required for Los Filos Mine Complex, including the area of current open pits, underground mine portals, process and ancillary facilities, roads, services, and a buffer area to allow for any future growth and potential exploration targets (Todd y Asociados, 2018). For the Guadalupe area there is one portion of the Guadalupe Open Pit that will require a land access agreement with the Xochipala community and a land use authorization.

1.5	History

Minera Guadalupe S.A. de C.V. (Minera Guadalupe) operated the Nukay underground mine (now part of the Los Filos Underground mine) from 1938 to 1940 and from 1946 to 1961, producing approximately 0.5 Mt at 18 g/t Au. Minera Nukay operated an open pit mine at Nukay commencing in 1984. From 1987 to 2001 Minera Nukay operated a 100 tpd process plant located near Mezcala to process ore from the Nukay, La Agüita, Subida and Independencia deposits.

In 1993 Teck Corporation (Teck) entered into an agreement (the Nukay Agreement) with Minera Miral S.A. de C.V., which was in the process of buying out the owners of Minera Nukay. Teck and Miranda Mining Development Corporation (Miranda) formed Minera Nuteck S.A. de C.V. (Minera Nuteck) to conduct exploration in the region. The discovery hole for Los Filos deposit was drilled in August 1995. In November 2003, Wheaton River Minerals gained 100% ownership of the Los Filos Mine Complex through the purchase of Miranda and associated agreements with Teck. Goldcorp acquired Wheaton River Minerals in march 2005, of which DMSL was a subsidiary, and therefore acquired DMSL, the operator of the Los Filos Mine Complex.

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Goldcorp also acquired the Nukay mine in 2008, which was subsequently integrated with the Los Filos operations as the Los Filos Underground mine. Industrias Peñoles S.A. de C.V. (Peñoles) explored the Cerro Bermejal area in 1986 and outlined gold values in association with an oxide zone and jasperoids. In 1988 and 1989 Peñoles conducted a detailed exploration program for bulk mineable gold mineralization. Peñoles completed a mineral resource estimate and prefeasibility study in 1994 that envisaged a 13,000 tpd open pit and heap leaching operation. On 22 March 2005, Goldcorp’s wholly owned operating Mexican subsidiary Luismin acquired the Bermejal gold deposit from Minera El Bermejal, S. de R.L. de C.V., a joint venture between Peñoles and Newmont Mining Corporation (Newmont). Feasibility-level studies for Los Filos and Bermejal Open Pits and the Los Filos Underground were completed by Goldcorp between 2005 and 2007. Open pit mining commenced at Los Filos Mine Complex in 2005. Underground production at Los Filos commenced in 2007 and the first gold pour occurred in the same year. Annual open pit ore production rates increased to over 20 Mtpa by 2008, with total mining (ore and waste) of over 45 Mtpa occurring from 2009 to 2015. Production from underground sources has varied from 280 tpd in 2009 to over 1,100 tpd in 2015. In 2013, exploration drilling below Bermejal Open Pit encountered high-grade oxide mineralization that is now referred to as the Bermejal Underground deposit.

On April 7, 2017, Leagold completed the acquisition of 100% ownership of Los Filos Mine Complex through the purchase of DMSL from Goldcorp. An amended site wide technical report with an effective date of December 31, 2016 was filed on SEDAR on March 1, 2017 (Stantec, 2017). The technical report included a preliminary economic assessment (PEA) of the Bermejal Underground deposit.

An updated technical report with an effective date of December 31, 2017 was filed on SEDAR on March 8, 2018 (Leagold, 2018). The technical report included an update of mineral resource and mineral reserve estimates.

A total of 238 Mt of ore at 0.7 g/t Au, containing 5.4 Moz Au, was mined by DMSL at the Los Filos Mine Complex from 2005 to 31 October 2018.

1.6	Geological Setting and Mineralization

The Los Filos Mine Complex is located in the Guerrero Gold Belt and near the center of a large, approximately 200 km diameter circular-shaped feature known as the Morelos-Guerrero Sedimentary Basin. The basin is a thick sequence of Mesozoic platform carbonate rocks successively comprised of the Morelos, Cuautla, and Mezcala Formations. The Cretaceous carbonates were intruded by a number of early Tertiary-age granitoid bodies. The distribution of intrusive bodies along northwest-trending belts is thought to reflect the control on their emplacement by pre-existing northwest-trending faults (de la Garza et. al. 1996).

Tertiary granodiorites that intrude the carbonate sedimentary units on the Los Filos Mine Complex property include: the East and West Stocks of the Los Filos Intrusive; the Bermejal Intrusive; the Xochipala Intrusive; and a granodiorite body located in the northeast portion of the property. Mineralization identified within the Los Filos Mine Complex is typical of intrusion-related gold-silver skarn deposits. Gold skarns typically form in orogenic belts at convergent plate margins and are related to plutonism associated with the development of oceanic island arcs or back arcs.

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Mineralization is geologically controlled by being either hosted by, or spatially associated with, skarn development during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite, and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite, and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusive rocks. Extensive, deep oxidation of the deposits (that occurred at the time of mineralization) has altered the mineralization into material that is amenable to cyanidation recovery techniques without the need of pre-treatment by roasting or other methods.

In the Los Filos area, mineralization is associated with two early Tertiary granodiorite stocks that were emplaced in carbonate rocks. Mineralization being mined at the Los Filos Open Pit is associated with a shallowly east-dipping sill and with the upper portion of the east stock. The Los Filos Underground is divided into the Los Filos Norte and Sur Sectors along the north and south side of the circular west stock. The principal mining areas in the North Sector are Nukay, Conchita, Peninsular, Chimenea, Independencia-Subida and in the South Sector include Sur, Zona 70 and the Creston Rojo deposits.

Mineralization in the Bermejal area is along the contact of the Bermejal Stock with the carbonate rocks of the Morelos Formation. The Bermejal Open Pit mineralization is typically at the top or on the flanks of the upper portion of the intrusive. Mineralization extends below the Bermejal Open Pit and down the steeply dipping to vertical flanks of the intrusive and at the northern end of the intrusive the mineralization is referred to as the Bermejal Underground deposit. The total circumference of the Los Filos area intrusive stocks is approximately 8 km and at least half of this has been drilled or developed. The Bermejal Intrusive has a circumference of around 16 km and although the upper portion of the intrusive contact has been mined by open pit, only a few kilometres of this contact have been explored at depth. Mineralization extends from surface to over 700 m depth. The skarn is typically present at the contact of the intrusive with the carbonate rocks and is variable in grade and widths. Additional exploration targets are along the intrusive contacts in the Los Filos and Bermejal areas.

1.7	Exploration

Exploration at the Los Filos Mine Complex property has been undertaken by Leagold and previous companies with a focus on the Los Filos and Bermejal areas, specifically on the intrusive contacts. Exploration activities included regional and detail mapping; rock, silt and soil sampling; trenching; reverse circulation (RC) and diamond drilling; ground Induced Polarization (IP), ground magnetic, and aeromagnetic geophysical surveys; mineralization characterization studies; and metallurgical testing of samples.

Surface mapping, geochemical surveys and magnetic surveys highlight the intrusive bodies and the contact metamorphism that occurs at the intrusive contact which can be a host for gold skarn mineralization. Drilling is required to delineate the mineralization at depth.

1.8	Drilling

From 2003 to October 31, 2018, a total of 838,864 m of diamond and reverse circulation (RC) drilling has been completed on the Los Filos Mine Complex property. This drilling includes surface programs at Los Filos, Bermejal, Bermejal Underground, Guadalupe, San Pablo, and Xochipala areas and the underground drilling programs in the Los Filos North and South Sectors.

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The 2017 drilling program at Bermejal Underground employed a total of four contractors and 17 rigs, although a maximum of 15 rigs were active at a time. All drilling on the Bermejal Underground program was from surface comprising 111 holes that were drilled for a total of 56,820 m. A total of 15 hole deviations were recorded and these holes were re-drilled where necessary. An additional 8 holes totalling 803 m were completed at Bermejal Underground in 2018.

In 2017, the Los Filos Underground drilling program utilized two contractors and eight drill rigs. A total of 145 holes were drilled for 15,633 m with 138 holes drilled from underground drill stations and seven drilled from surface. In 2018 (to October 31) the Los Filos Underground drilling program included 182 holes for a total of 27,212 m.

Intersection spacing across the deposits that were drilled from surface is approximately 35 x 35 m in areas with close-spaced drilling and widens to about 70 m x 70 m in the areas that are less well drilled. Drill spacing is wider again (i.e. 100 x 100 m) in the areas outside the conceptual pit outlines that are used to constrain mineral resources. Drill hole azimuths are dependent on the orientation of the deposit being drilled. Dips range from 65° to 90° and are typically 90° for drilling related to the open pit mineralization. Hole depths range from 0 to 600 m and average 350 m.

For the Bermejal Underground deposit, the drill azimuth varies due to the arcuate shape of the strike of the deposit. The primary azimuths are usually 60° and 180° for the eastern and central portions of the deposit, respectively, whereas the drill holes on the western sector were vertical to provide an intersection angle that is close to perpendicular to the sub-sill mineralization.

In the opinion of the Qualified Person, the quantity and quality of the lithological, geotechnical, collar survey, and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

1.9	Sample Preparation, Analyses, and Data Verification

Sample collection was conducted by the Los Filos Mine Complex Exploration Department from 2003 to 2018. Los Filos Exploration Department follows industry best practices and is responsible for the following:

•	Geological and geotechnical logging
•	Core photography
•	Density measurements
•	Sample selection and numbering
•	Core splitting
•	Preparation of samples for shipping and submission to the external laboratory
•	Incorporation of sample and data assay into the acQuire drill hole database (including data validation)
•	Sample storage (after return of pulp and reject from external laboratories)
•	Sample security prior to shipping and after return of samples to site.
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Geological logging data is recorded on tablet computers directly into an acQuire database. The logging area has WiFi for connection to the server that hosts the database. Sample and assay data is uploaded digitally. Survey data is imported or uploaded from the survey instruments.

All drill core samples for exploration and resource estimation are sent to an external laboratory for sample preparation (currently ALS Chemex, in Guadalajara, Mexico) and assaying (ALS Chemex, in Vancouver, BC).

All samples from the current drilling programs are analyzed for gold using a standard 50 gm Fire Assay with gold detection by flame AAS to a 0.01 ppm detection limit. Multi-element analyses are completed using a multi-acid digest method and an ICP-OES finish on 36 elements.

Sample security at Los Filos relies on the core facility being within a secure area and the samples being always attended or locked at the sample collection and dispatch facility. Core boxes are transported to the core facility by the drilling contractors. Sample collection and transportation of samples on site have always been undertaken by DMSL Exploration Department personnel. Sample transport to the preparation laboratory is by personnel from the independent laboratory and using their company vehicles.

In the opinion of the Qualified Person, the sampling, sample preparation, security and analytical methods currently in use are acceptable, meet industry-standard practices, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes. The preparation and analytical laboratory is independent of Leagold.

A QAQC program is in use by the DMSL Exploration Department and the independent laboratory also maintains their own lab QAQC program to monitor the performance, accuracy and precision of the analyses at the laboratory.

DMSL has a standard QAQC program in place for all drill core and RC sampling and also in the underground mine sampling for grade control and production related purposes. The QAQC program for samples from drilling includes insertion of duplicate samples, blank samples and standards (certified reference materials) and also check assaying of a suite of samples at an external third-party laboratory.

Validation checks performed by Los Filos geologists on data used to support estimation comprise checks on surveys, collar coordinates, lithology data, and assay data. No significant errors or omissions were identified with the database following these checks.

The opinion of the Qualified Persons responsible for this section is that the data has been verified and is adequate for the purposes used in this technical report.

1.10	Mineral Processing and Metallurgical Testing

Extensive testwork programs have been undertaken for the Los Filos Mine Complex over the last decade to evaluate both heap leaching and carbon-in-leach (CIL) cyanidation processes for recovering gold and silver values from the various ore deposits. The metallurgical testwork has been conducted on drill core composites, reverse circulation (RC) cuttings, and rotary air blast (RAB) drill samples considered representative of the various ore deposit at the time of each test program. Most of the metallurgical test programs have been conducted by Kappes Cassiday and Associates (KCA), an industry-respected commercial metallurgical testing and engineering company located in Reno, Nevada. The following conclusions can be made regarding the metallurgical programs that have been conducted over the years.

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1.10.1	Heap Leach Metallurgical Studies
•	In the opinion of the Qualified Person, the metallurgical testwork data provides reliable gold extraction data that supports the declaration of Mineral Resources and Mineral Reserves.
•	Metallurgical tests were performed on samples that were representative of each ore type.
•	Metallurgical testwork has been comprehensive and appropriate for selecting the optimal process technology.
•	Recovery factors estimated for the heap leaching process are based on appropriate metallurgical testwork, and these have been confirmed by recent production data.
•	Heap leaching process conditions, including reagent additions, were appropriately determined to optimize field operation parameters.
•	Some areas of the Bermejal Open Pit and Underground deposits contain high sulphur and copper levels. Gold recovery has been found to decrease with increasing sulphur levels in the ore and cyanide consumption has been found to increase with increasing copper levels in the ore.
•	Gold recovery equations have been developed to estimate heap leach gold recovery over a range of sulphur grades in the ore, and relationships to estimate heap leach operating costs over a range of copper concentrations in the ore have been developed.
•	Coarse bottle roll testwork conducted on Guadalupe ore composites demonstrated gold extractions from Guadalupe ore are similar to, and in some cases higher than, Bermejal. As such, heap leach recovery models developed for Bermejal can be applied to Guadalupe.
1.10.2	CIL Metallurgical Studies
•	It is the opinion of the Qualified Person that the CIL metallurgical testwork data provides sufficient and reliable ore characterization and gold extraction data to support a feasibility level study.
•	The variability comminution testwork is adequate to support the comminution circuit design.
•	The available testwork clearly indicates the impact of cyanide soluble copper on reagent consumption. The data yielded a reliable operating cost model, applied in the optimization of the mining schedule along with the gold extraction model.
•	There is sufficient testwork and other data to support the gold and silver recovery estimates used for all material scheduled to be fed to the proposed CIL plant.
•	Some additional confirmatory work is recommended on Guadalupe variability samples.
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The following recommendations are made to mitigate risk when advancing the project to the next phase:

•	Confirmatory comminution testing for SAG milling and ball milling characterization of the Guadalupe rock types including oxide and intrusive material is recommended.
•	Cyanide soluble copper levels in the CIL blend will need to be managed to prevent solution copper levels that interfere with the extraction of gold and/or increase operating costs. If grade control sampling in advance of mining indicates that areas of high copper content will be encountered it is recommended to carry out closed circuit (locked cycle) batch CIL tests to monitor the level of copper in solution and its deportment to the activated carbon.
•	Depending on the results of the locked cycle testwork, a technology to remove copper from the CIL circuit (e.g. SART (Sulphidization, Acidification, Recycle and Thickening)) may be required. This offers the potential opportunity to include higher copper mineralization in the CIL feed and potentially generate a revenue stream from recovered copper and reduce cyanide consumption
•	Testwork currently available indicates variability in gold extraction of open pit ore at high feed sulphur grades greater than 1%. Current practice is to restrict placement on the heap leach pads to material having a sulphur content less than 1%. Testwork, however, indicates that higher sulphur content material could be economically treated in the CIL circuit. This is an opportunity that requires further investigation.
1.11	Mineral Resource Estimates

Mineral Resources are reported in accordance with National Instrument 43 101 - Standards of Disclosure for Mineral Projects (NI 43-101). CIM (2014) definitions were followed for Mineral Resources.

Mineral Resource estimates for Los Filos Open Pit and Bermejal Open Pit deposits as well as Los Filos Underground and Bermejal Underground deposits were prepared by Los Filos Mine Complex personnel with an Effective Date of October 31, 2018 and audited and verified by SRK in November of 2018. The Mineral Resource statement by deposit is shown in Table 1.2. The Los Filos Open Pit, Los Filos Underground and Bermejal Open Pit were depleted to October 31, 2018 for reporting, as appropriate.

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Table 1.2: Mineral Resource statement by deposit for Los Filos Mine Complex, October 31, 2018

Area	Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Bermejal Open Pit	Measured	2,689	0.60	52	6.6	571
	Indicated	116,570	0.83	3,111	9.9	37,104
	Measured & Indicated	119,259	0.82	3,163	9.8	37,675
	Inferred	29,798	0.86	824	4.8	4,627
Bermejal Underground (below $1400 pit shell)	Measured	445	7.37	105	29.3	419
	Indicated	11,012	5.79	2,050	19.9	7,032
	Measured & Indicated	11,457	5.85	2,155	20.3	7,451
	Inferred	4,071	4.56	597	15.2	1,995
Los Filos Open Pit	Measured	107,981	0.62	2,152	4.2	14,720
	Indicated	80,691	0.50	1,297	5.6	14,528
	Measured & Indicated	188,672	0.57	3,450	4.8	29,248
	Inferred	62,604	0.50	1,006	5.6	11,272
Los Filos Underground	Measured	3,516	4.79	541	23.4	2,648
	Indicated	3,405	4.24	464	27.5	3,015
	Measured & Indicated	6,921	4.52	1,005	25.4	5,663
	Inferred	1,731	3.70	206	26.2	1,457
Total	Measured	114,631	0.77	2,851	5.0	18,358
	Indicated	211,678	1.02	6,922	9.1	61,679
	Measured & Indicated	326,309	0.93	9,773	7.6	80,037
	Inferred	98,204	0.83	2,633	6.1	19,351

Notes:

1.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.	Mineral Resources are reported to a gold price of $1,400/oz and a silver price of $4.39/oz.
4.	Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical run-of-mine for processing requirements.
5.	Open pit Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.
6.	Underground Mineral Resources use a mining cost of $58.60/t for cut-and-fill, processing cost of $6.24/t, and a process recovery of 80%.
7.	Underground Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au; Bermejal Underground of 3.0 g/t Au.
8.	Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.
9.	Includes both oxide and sulphide mineralization.

1.12	Mineral Reserve Estimates

Mineral Reserves are reported in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101). CIM (2014) definitions were followed for Mineral Reserves.

Mineral Reserves were estimated using a gold price of $1,200/oz Au, a silver price of $4.39/oz Ag, and an Effective Date of October 31, 2018.

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1.13	Consolidated Mineral Reserves Summary

The Los Filos Mine Complex Mineral Reserves are composed of open pit reserves of 95.9 Mt at an average grade of 0.88 g/t Au containing 2.708 Moz gold plus underground reserves of 8.3 Mt at an average grade of 6.32 g/t Au containing 1.686 Moz gold. Additionally, there are 0.114 Moz of recoverable gold in leach pad inventory. The consolidated Mineral Reserve estimate based on Proven and Probable Reserves for Los Filos Mine Complex is presented in Table 1.3.

Table 1.3: Consolidated Mineral Reserves statement for Los Filos Mine Complex as at October 31, 2018

Classification	Mining Method	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)
Proven	Open Pit	24,937	0.66	530
	Underground	1,231	6.03	239
	Proven total	26,168	0.91	768
Probable	Open Pit	70,990	0.95	2,179
	Underground	7,062	6.38	1,447
	Probable total	78,052	1.44	3,626
Proven and Probable	Open Pit	95,927	0.88	2,708
	Underground	8,293	6.32	1,686
	Proven and Probable	104,220	1.31	4,395
Probable Leach Pad Inventory (recoverable)			114
Total Proven and Probable			4,509
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery. The exception is leach pad inventory, which is stated in terms of recoverable Au ounces.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Allowances for external dilution and mining recovery are applied.
5.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
6.	Summation errors may be present due to rounding.

1.13.1	Los Filos Open Pit

The Mineral Reserve estimate for Los Filos Open Pit is presented in Table 1.4.

Table 1.4: Los Filos Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	23,384	0.67	506	2.4	1,812
Probable	3,473	0.47	52	2.3	255
Total Proven and Probable	26,857	0.65	558	2.4	2,067
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach process recovery varies based on rock type.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.
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1.13.2	Bermejal Open Pit

The Mineral Reserve estimate for Bermejal Open Pit is presented in Table 1.5.

Table 1.5: Bermejal Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	1,172	0.48	18	6.0	226
Probable	33,422	0.57	613	8.0	8,565
Total Proven and Probable	34,593	0.57	631	7.9	8,791
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

1.13.3	Guadalupe Open Pit

The Mineral Reserve estimate for Guadalupe Open Pit is presented in Table 1.6.

Table 1.6: Guadalupe Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	381	0.51	6	7.5	92
Probable	34,096	1.38	1,514	10.8	11,854
Total Proven and Probable	34,477	1.37	1,520	10.8	11,945
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.
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1.13.4	Los Filos Underground

The Mineral Reserve estimate for Los Filos Underground is presented in Table 1.7.

Table 1.7: Los Filos Underground Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	836	5.34	144	18.2	490
Probable	1,073	5.63	194	33.2	1,146
Total Proven and Probable	1,910	5.50	338	26.7	1,636
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral Reserves include all material contained within stope solids plus an allowance for external dilution.
4.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral reserves are reported based on a cut-off grade of 2.6 g/t.
6.	Dilution is assigned an average of 10% at a zero grade for Au and Ag.
7.	Mining recovery is set to 98%.
8.	Heap leach process recovery for Au is 80%.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.	Summation errors may be present due to rounding.

1.13.5	Bermejal Underground

The Mineral Reserve estimate for Bermejal Underground is presented in Table 1.8.

Table 1.8: Bermejal Underground Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	395	7.50	95	26.5	337
Probable	5,989	6.51	1,253	19.1	3,680
Total Proven and Probable	6,383	6.57	1,348	19.6	4,016
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral Reserves include all material contained within stope solids plus additional factors for external dilution.
4.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral Reserves are reported based on a variable cut-off value.
6.	Dilution is assigned an average of 8% at a zero grade for Au and Ag.
7.	Mining recovery is set to 99%.
8.	Process recovery for Au averages 88%, and is set to 0% for Ag.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.	Summation errors may be present due to rounding.

1.14	Mining Operations

The Los Filos Mine Complex comprises two active open pits (Los Filos Open Pit and Bermejal Open Pit), one active underground mine (Los Filos Underground Mine), one planned open pit mine (Guadalupe Open Pit), and one planned underground mine (Bermejal Underground Mine). Stripping is scheduled to commence in Guadalupe Open Pit in Q1 2020. Development mining to date at the Bermejal Underground Mine includes establishment of a portal, surface infrastructure and completion of a 1330 m ramp. Ore mining is expected to commence in Q2 2019.

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Open pit mining is by conventional drilling and blasting with loading by excavator and haulage by trucks to a crusher (for Crush heap leach processing) or directly to a run-of-mine (Uncrush) leach pad. Leagold plans to construct a 4,000 t/d carbon-in-leach (CIL) processing plant that will offer an alternative processing destination starting in Q3 2020.

At Los Filos Underground, the overhand cut-and-fill (OHCAF) mining method is used in narrow areas and the overhand drift-and-fill (OHDAF) method is used in the wider areas. All underground ore is trucked by contractors to the crusher. The mining method planned for Bermejal Underground mine is underhand cut-and-fill (UHCAF).

1.14.1	Los Filos Open Pit Production Schedule

The LOM production schedule for Los Filos Open Pit is presented in Table 1.9. This mine plan is based on the Los Filos Open Pit Mineral Reserves as at October 31, 2018. Production from Los Filos Open Pit is currently planned to continue into 2025. Note that Table 1.9 only includes production for the months of November and December 2018.

Table 1.9: Los Filos Open Pit production schedule

Year	Ore Mined	Waste Mined	Total Mined	Strip Ratio	Grade				Metal Contained
	(Mt)	(Mt)	(Mt)	(w:o)	(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2018	0.5	0.7	1.2	1.5	0.48	2.68	0.05	0.00	0.01	0.04
2019	5.4	9.7	15.2	1.8	0.53	2.31	0.05	0.02	0.09	0.40
2020	4.2	25.5	29.8	6.0	0.52	2.42	0.06	0.08	0.07	0.33
2021	1.9	20.8	22.7	10.8	0.61	2.33	0.02	0.01	0.04	0.14
2022	2.7	22.1	24.8	8.1	0.42	2.52	0.02	-	0.04	0.22
2023	5.1	19.6	24.8	3.8	0.82	2.89	0.02	0.01	0.14	0.48
2024	3.4	5.1	8.5	1.5	0.61	1.04	0.03	0.03	0.07	0.11
2025	3.5	9.6	13.1	2.7	0.97	2.99	0.03	0.00	0.11	0.34
Total	26.9	113.1	140.0	4.2	0.65	2.39	0.04	0.02	0.56	2.07

1.14.2	Bermejal Open Pit Production Schedule

The LOM production schedule for Bermejal Open Pit is presented Table 1.10. This mine plan is based on the Bermejal Open Pit Mineral Reserves as at October 31, 2018. Production from Bermejal Open Pit is currently planned to continue into 2025. Note that Table 1.10 only includes production for the months of November and December 2018.

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Table 1.10: Bermejal Open Pit production schedule

Year	Ore Mined	Waste Mined	Total Mined	Strip Ratio	Grade				Metal Contained
	(Mt)	(Mt)	(Mt)	(w:o)	(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2018	2.8	0.8	3.6	0.3	0.70	5.84	0.08	0.53	0.06	0.52
2019	1.4	0.9	2.3	0.6	0.63	9.04	0.09	0.43	0.03	0.41
2020	-	-	-	-	-	-	-	-	-	-
2021	1.4	13.6	15.0	10.0	0.33	5.12	0.01	0.02	0.01	0.23
2022	6.2	23.8	30.0	3.9	0.42	5.09	0.03	0.18	0.08	1.01
2023	7.4	22.2	29.6	3.0	0.49	6.67	0.04	0.89	0.12	1.60
2024	13.1	16.2	29.3	1.2	0.62	9.23	0.07	0.65	0.26	3.89
2025	2.3	2.3	4.6	1.0	0.87	15.35	0.11	0.27	0.06	1.13
Total	34.6	79.9	114.5	2.3	0.57	7.90	0.06	0.55	0.63	8.79

1.14.3	Guadalupe Open Pit Production Schedule

The LOM production schedule for Guadalupe Open Pit is presented in Table 1.11. This mine plan is based on the Guadalupe Open Pit Mineral Reserves as at October 31, 2018. Production from Guadalupe Open Pit is currently planned to start in 2020 and continue into 2027.

Table 1.11: Guadalupe Open Pit production schedule

Year	Ore Mined (Mt)	Waste Mined (Mt)	Total Mined (Mt)	Strip Ratio (w:o)	Grade				Metal Contained
					(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2020	0.6	29.4	30.0	46.6	1.18	5.62	0.12	0.04	0.02	0.11
2021	3.3	18.7	22.0	5.7	2.05	9.23	0.29	0.11	0.22	0.97
2022	3.8	32.4	36.2	8.6	2.07	9.10	0.20	0.28	0.25	1.10
2023	7.3	31.8	39.1	4.4	0.81	10.99	0.14	0.17	0.19	2.57
2024	5.1	31.7	36.8	6.2	0.46	5.88	0.04	0.21	0.08	0.97
2025	2.6	34.2	36.8	13.3	0.59	4.49	0.04	0.62	0.05	0.37
2026	6.4	43.3	49.7	6.8	1.88	17.09	0.28	0.41	0.39	3.50
2027	5.4	6.4	11.8	1.2	1.88	13.37	0.34	0.37	0.33	2.34
Total	34.5	227.9	262.4	6.6	1.37	10.78	0.19	0.29	1.52	11.95

1.14.4	Los Filos Underground Production Schedule

The LOM production schedule for Los Filos Underground is presented in Table 1.12. This mine plan is based on the Los Filos Underground Mineral Reserves as at October 31, 2018. Production from Los Filos Underground is currently planned to continue through 2021.

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Table 1.12: Los Filos Underground production schedule

Year	Ore Mined (Mt)	Grade				Metal Contained
		(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2018	0.11	5.56	16.47	0.24	0.13	0.02	0.06
2019	0.72	5.69	17.42	0.26	0.18	0.13	0.40
2020	0.62	5.03	22.68	0.21	0.20	0.10	0.45
2021	0.46	5.84	48.97	0.22	0.21	0.09	0.72
Total	1.91	5.50	26.65	0.24	0.19	0.34	1.64

1.14.5	Bermejal Underground Production Schedule

The LOM production schedule for Bermejal Underground is presented in Table 1.13. This mine plan is based on the Bermejal Underground Mineral Reserves as at October 31, 2018. Production from Bermejal Underground is currently planned to continue through 2028.

Table 1.13: Bermejal Underground production schedule

Year	Ore Mined (Mt)	Grade				Metal Contained
		(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2019	0.15	4.43	16.93	0.25	0.65	0.02	0.08
2020	0.45	4.92	17.19	0.19	0.78	0.07	0.25
2021	0.72	6.15	15.96	0.19	0.42	0.14	0.37
2022	0.69	7.50	22.77	0.20	0.46	0.17	0.51
2023	0.67	8.19	30.20	0.19	0.40	0.18	0.65
2024	0.74	8.87	28.17	0.22	0.30	0.21	0.67
2025	0.70	7.35	28.12	0.28	0.37	0.17	0.64
2026	0.71	5.73	17.73	0.29	0.24	0.13	0.40
2027	0.79	5.58	7.99	0.28	0.15	0.14	0.20
2028	0.76	4.94	10.05	0.22	0.18	0.12	0.25
Total	6.38	6.57	19.57	0.23	0.35	1.35	4.02

1.15	Recovery Methods

Ore is currently processed by conventional heap leaching methods to recover the contained gold and silver. In addition, installation of carbon-in-leach (CIL) cyanidation processing facilities to recover gold and silver from higher grade ore sourced primarily from the future Bermejal Underground mine is being investigated.

1.15.1	Heap Leach Operations

Ore is currently sourced from three areas: Los Filos and Bermejal Open Pits and Los Filos Underground. Eventually heap leach ore will also be sourced from the Guadalupe open pit, which will be developed as an extension of the Bermejal Open Pit. There are several ore types being mined from these deposits, including oxides, intrusives, carbonates, endoskarn (altered intrusives) and sulphides. Mineralization from the open pit and underground operations is classified as either low-grade or high-grade ore. Low grade ore is heap leached as Uncrush ore (run-of-mine) and medium-high grade ores are heap leached as Crush ore.

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Heap Leach Pads 1 and 2 (Pad 1 and Pad 2) are currently in operation, each with a separate leachate collection system. Pad 1, the original heap leach pad, has been historically loaded with both Crush ore and Uncrush ore but is presently only loaded with Uncrush ore. Pad 2, which became operational in 2013, was initially loaded with Uncrush ore for the first one to two lifts, but currently is only being loaded with Crush ore at 5 m lift heights.

Medium to high-grade ore is crushed to 80% passing (P80) 19 mm in a two-stage crushing circuit consisting of a primary jaw crusher and two Metso HP-800 secondary cone crushers operated in closed circuit with double-deck banana screens. Historically, Crush ore has been blended with cement, lime and water on the conveyor belt system for agglomeration purposes and pH control, and then conveyed to a staging area near the leach pad where it has been stacked onto a crushed-ore stockpile. The Crush ore was then loaded onto haul trucks and transported to Pad 2 where an excavator was used to place the ore in 5-m high lifts. The Crush ore was then leached with a leach solution containing about 450 mg/L NaCN at an application rate of 12 L/hr/m2.

During 2018 a series of new overland conveyors were installed to convey crushed open pit ore to an agglomeration drum located on Pad 1, where the ore is more efficiently agglomerated with cement for improved quality of agglomeration, and then conveyed directly onto Pad 2 where the ore is stacked via mobile conveyors (“grasshoppers”) and a radial stacker. It is noted, however, that high-grade underground ore is agglomerated in the agglomeration drum and then discharged to a staging area near the agglomerator and then truck-hauled to a separate leaching area on Pad 2.

Low-grade ore is hauled by mine trucks and placed separately on Pad 1 as Uncrush ore for leaching, following the addition of lime at a rate of 3 kg/t on each loaded haul truck. No ore sourced from Los Filos Underground is classified as low grade.

The gold-rich pregnant leach solution (PLS) from each heap leach pad is collected at the bottom of the geosynthetically-lined heap leach pads via a network of solution collection pipes and is channeled into separate PLS ponds for Pads 1 and 2. The PLS is pumped from these ponds to an Adsorption-Desorption-Recovery (ADR) plant, where the gold is adsorbed onto carbon in a conventional carbon-in-column (CIC) circuit. The gold that has been adsorbed onto the carbon is then stripped (eluted) from the carbon using the Pressure Zadra Process. The eluted gold and silver, now in a higher grade solution, are then passed through a series of electrowinning cells where the gold and silver are recovered as a cathodic precipitate. The resulting gold/silver precipitate is dried, blended with various fluxes, and processed in an induction furnace to produce a final gold/silver-bearing doré product.

After the gold and silver are extracted from the PLS solution through carbon adsorption, the barren solution is recharged with sodium cyanide and then pumped back to the heap leach pads for distribution by a drip irrigation system at the specified cyanide concentration to leach the Crush and Uncrush ores.

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During the earlier years of the Los Filos Mine Complex, the heap leach did not achieve the anticipated gold recovery due to a variety of operational issues, including the lack of effective ore agglomeration. At the end of 2014, overall gold recovery was reported at 49.5% as compared to the predicted recovery of 61.1%. By the end of third quarter of 2018, overall gold recovery had increased to 54.1% versus a modeled recovery of 59.0%, which represents an increase in leach efficiency to 91.7% (percent recovery of recoverable gold). Through October 31, 2018 a total of 2.88 million ounces of gold have been poured at the Los Filos Mine Complex.

1.15.2	Carbon-in-Leach Cyanidation

The carbon-in-leach (CIL) plant design is based on a metallurgical flowsheet developed for optimum recovery while minimizing capital expenditure and operating costs. As the CIL plant will be an addition to an existing operation the existing site services (power, water etc) will be used, where appropriate, to supply the new facilities and the existing (modified) ADR plant will be used for recovery of gold from the loaded carbon.

The flowsheet for the new CIL plant includes crushing, grinding, CIL cyanidation, carbon regeneration and thickening and filtration of the CIL tailings for dry stack storage. The existing ADR circuit will be modified for the higher gold and silver loadings on the carbon and the precious metals will be smelted to doré bars in the existing gold room.

Process plant feed will include four main ore types, Bermejal Underground (BUG), Bermejal Open Pit (BOP), Los Filos Underground (LFUG) and Guadalupe Open Pit (Guadalupe).

The average LOM gold grade is 4.99 g/t Au and 21.0 g/t Ag. A life of mine ore production and CIL plant feed schedule are provided in section 22.4. Gold and silver production has been estimated for the economic analysis by applying the CIL gold recovery formulae in section 13.8.4.

The plant design is considered appropriate for a project with a 10-year operating life. The key criteria for selection of equipment type are cost, suitability for duty, reliability and ease of maintenance with fabrication and delivery times then being a major criterion for selection between vendors of broadly similar equipment due to the aggressive project schedule. The plant layout provides ease of access to all equipment for operating and maintenance requirements while maintaining a layout that will facilitate construction progress in multiple areas simultaneously.

The key project design criteria for the plant are:

•	Capacity to treat 4,000 tpd (1.46 Mtpa) of varying blends of the main ore types as determined by the integrated life of mine production schedule.
•	Crushing plant utilization of 75% and CIL and tailings filtration plant utilization of 91.3%, supported by the incorporation of surge capacity and standby equipment where required.
•	The grinding plant will grind ores to a P80 of 75 µm and leach them in a CIL circuit for 40 hours to recover an estimated 89 % and 40% of the contained gold and silver respectively.
•	Gold will be recovered from the loaded CIL carbon in the existing ADR plant, which will be modified to accommodate the higher gold and silver carbon loadings.
•	CIL plant tailings will be filtered and washed with barren solution to reduce the entrained cyanide level before delivery, by truck, to a dry stacking facility (the filtered tailings storage facility).
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•	Sufficient automation and plant control will be incorporated to minimize the need for continuous operator intervention but to allow manual override and control if and when required.

The CIL design documents have been prepared incorporating engineering and key metallurgical design criteria derived from the results of historic and recent metallurgical testwork programs. Provision has been made in the layout for future expansion by addition of a ball mill, two additional leach tanks and a fifth tailings filter. Additional footprint has been allowed in the layout for the installation of a SART (Sulphidization, Acidification, Recycle and Thickening) plant for treating the tailings thickener overflow to recover copper and cyanide from the circuit and allow the economic treatment of ores with a higher cyanide soluble copper content.

1.16	Capital and Operating Costs
1.16.1	Los Filos Mine Complex - LOM Cost Estimates

The LOM capital cost estimate is $361.6M, extending from 2018 to 2028 This figure includes $177.4M for initial and expansion capital (Table 1.14) and $184.2M for sustaining capital (Table 1.15). The initial capital period extentds from 2018 to 2020.

Table 1.14: Summary estimate of initial and expansion capital costs for Bermejal Underground and CIL plant (2018 to 2020)

Item	2018 - 2020 ($M)
Bermejal Underground Mining*	62.8
CIL Plant	76.3
Tailings Filter System	26.1
Preparation of Tailings Deposition Area	4.0
Substation	6.5
Transmission Line	1.8
Total	177.4

*Note: The economic analysis, as described in section 22, is based on an initial capital of $65.4M for Bermejal Underground (compared to $62.8M stated in Table 1.14) due to the capitalization of some operating costs during the Bermejal Underground ramp up period.

Table 1.15: Summary estimate of sustaining capital costs (2018 to 2028)

Cost Item	2018 - 2028 ($M)
Los Filos Open Pit Mining	14.4
Bermejal Open Pit Mining	6.4
Guadalupe Open Pit Mining	19.2
Los Filos Underground Mining	22.9
Bermejal Underground Mining[1]	47.5
Processing Sustaining (HL Pad)	15.1
G&A Sustaining	5.8
Reclamation and Environmental[2]	52.8
Total	184.2

*Note:
1) The economic analysis, as described in section 22, is based on a sustaining capital cost of $54.7M for Bermejal Underground (compared to $47.5M stated in) due to the re-allocation of some capital costs after the completion of the Bermejal Underground ramp up period to sustaining capital.

2) Total project reclamation and environmental expenditures of $52.8M include amounts that will be spent after gold production ends in 2028.

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The total LOM operating costs are estimated at $2,440M as shown in Table 1.16. Approximately 88% of the LOM operating costs are related to mining and processing, with the remainder attributable to community, land access, and G&A.

Table 1.16: Summary estimate of LOM operating costs

Cost Item	2018 - 2028
	($M)	(%)
Mining	1,487.9	61%
Processing	662.5	27%
General and Administrative, Community and Land Access	289.7	12%
Total	2,440.1	100%

The capital and operating costs presented in Table 1.14, Table 1.15 and Table 1.16 differ slightly from the capital and operating costs presented in section 22 because of cashflow modeling adjustments related to the capitalization of open pit waste stripping and Bermejal Underground pre-production mining.

For the purposes of tax calculations, and for categorisation in terms of unit costs, a portion of the major waste-stripping costs was capitalized. The criteria for capitalization was that the waste-stripping volume was above the waste-stripping level at the overall LOM average strip ratio for the mine. This closely coincided with pushbacks for major expansions and extensions, thus making the calculation a valid proxy for a phase-by-phase analysis and attribution. A summary of the costs capitalised is shown in Table 1.17.

Table 1.17: Capitalized waste-stripping costs

Capitalized Waste Costs	2019 & 2020	2021 - 2028	LOM
	($M)	($M)	($M)
Los Filos Open Pit	8.1	23.4	31.5
Bermejal Open Pit	0.0	28.0	28.0
Guadalupe Open Pit	29.0	37.2	66.2
Total Capitalized Waste Movement Costs	37.1	88.6	125.7

1.16.2	CIL Capital Costs

The CIL plant capital cost estimate was compiled by Lycopodium and is presented here in summary format. The capital cost estimate reflects the Project scope as described in the relevant sections of this report.

All costs are expressed in USD unless otherwise stated and based on Q4 2018 pricing. The estimate is deemed to have an accuracy of ±15%.

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The capital estimate by area is summarized in Table 1.18.

Table 1.18: CIL capital cost estimate summary by area (Q4 2018, ±15%)

Area Description	Cost ($k)
000 Construction In-directs	8,128
100 Treatment Plant Costs	55,606
200 Reagents & Plant Services	8,764
300 Infrastructure	2,819
500 Management Costs	8,947
600 Owners Project Costs	7,744
Subtotal	92,008
Contingency	10,375
Total	102,382

Further details regarding the scope and exclusions to the capital estimate are provided in section 21 of this report.

1.16.3	Heap Leach Operating Cost Estimate

During 2018 (Q2-Q3) Crush ore heap leach operating costs reported by Leagold averaged $8.01/t, which includes $1.34 for crushing and stacking and $6.67 for leaching and ADR. Average Uncrush ore heap leaching costs were reported at $3.00/t. Leagold has undertaken initiatives to improve heap leach operating practices and to reduce process operating costs. By 2021, Crush ore heap leach operating costs are projected at $6.15/t and Uncrush ore heap leach operating costs are projected at $2.76/t.

1.16.4	CIL Operating Cost Estimate

The CIL plant operating costs have been developed based on a design processing rate of 1.46 Mtpa of ore. The plant will normally operate 24 hrs/day, and 365 days/year with a 75.0% (6,570 hrs/year) utilization of the crushing plant and 91.3% (8,000 hrs/year) utilization of the milling, CIL and balance of the plant.

All costs are expressed in United States dollars ($) unless otherwise stated, to an accuracy of ±15% and are based on the Q4 2018 pricing. The process plant operating costs for the CIL facilities are summarized in Table 1.19.

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Table 1.19: Base CIL plant 1.46 Mtpa operating cost summary

Cost Centre	Process Operating Cost
	($k/year)	($/t ore)
Plant Operating Cost:
Operating Consumables
Crushing Plant	167	0.11
Milling Plant	2,395	1.64
CIL	6,371	4.36
Thickening and Filtration	742	0.51
Existing ADR	375	0.26
Miscellaneous	253	0.17
Subtotal Consumables	10,303	7.06
Plant Maintenance	872	0.60
Laboratory (Plant)	123	0.08
Power	4,216	2.89
Labour (Plant Operations & Maintenance)	684	0.47
Subtotal	5,896	4.04
Total	16,199	11.10

The operating cost estimate has been compiled from a variety of sources and is based on ‘typical’ low copper, low sulphide plant feed.

The copper content, and to a lesser extent the sulphur content, of the ore is critical to the CIL operating cost as they impact the cyanide and lime consumptions. Formulae were developed to estimate operating costs based on the CIL feed copper concentration and the life of mine operating costs used in the economic model reflect the ‘base’ operating cost quoted above adjusted, using these formulae, to estimate the cost of treating the ore composition reflected in the mine schedule.

1.17	Economic Analysis

The Los Filos Mine Complex expansion project, that includes the construction of the Bermejal Underground mine and CIL plant, shows strong economic viability in the context of an overall operation. The after-tax net present value (NPV) of the cashflow of the entire project is estimated at $702.5M. The post-tax IRR is estimated at 86%, although this must be viewed in the context that significant portions of the cashflow are due to existing operations without significant initial capital investment contemplated.

Within that overall cashflow, a discrete project is being implemented that comprises the Bermejal Underground Mine and an associated CIL plant. The initial capital outlay associated with the Bermejal Underground and CIL plant is estimated at $180M. Economic analysis, evaluating the economic viability of these two capital projects, determined that both contribute positively to the overall cashflows and NPV of the Los Filos expansion project.

The project production schedule features high grades, particularly in the first five years of Bermejal Underground production. The high margins potentially achievable during this period drive significant value in the analysis. Approximately two-thirds of the total project NPV is achieved by the end of the fifth year of the 10-year production period (2019 to 2028). A summary of the economic analysis results is shown in Table 1.20 and Table 1.21.

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Table 1.20: Project key outcome summary

Parameter	Value
Total Gold Proven And Probable Mineral Reserves*	4.509 Moz
Total Gold Production	3.299 Moz
Total Silver Production	5.405 Moz
Total Open Pit Material Mined (Ore+Waste)	516.8 Mt
Total Open Pit Ore Mined	95.9Mt
Open Pit, Average Mined Gold Grade	0.88 g/t
Total Underground Ore Mined	8.3 Mt
Underground, Average Mined Gold Grade	6.32 g/t
Total Ore Tonnes Processed	104.2 Mt
Cash Cost per Ounce	$697/oz
AISC per Ounce (Excl. Remediation)	$739/oz
AISC per Ounce (Incl. Remediation)	$755/oz
Post-Tax IRR (%)	86%
Post-Tax Net Cashflow (undiscounted) ($M)	$915.6
Post-Tax NPV (5%) ($M)	$702.5
Payback Period (yrs)	2.3 years from Jan 2019

*Note: Total gold metal contained is quoted from a consolidated Mineral Reserves statement for Los Filos Mine Complex (Table 1.3).

Payback period for the investment in the Bermejal Underground Mine and associated CIL plant is estimated at 2.3 years on a post-tax basis. This payback is calculated from January 1st 2019 (beginning of substantial investment) and includes consideration of all site cashflows, including the cashflows associated with the other mines and with heap-leaching operations so as to be from the perspective of an investor in the total site strategic plan. The payback period is the period from January 1st 2019 until the date at which the cumulative net post-tax cashflow becomes positive on a non-discounted, non-escalated basis. This date is estimated at approximately the end of March 2021.

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Table 1.21: Project valuation summary

Category	LOM	NPV (5%)
	($M)	($M) (Discounted)
Total Net Revenue	4,128.3	3,275.6
Total Mine Operating Costs	1,352.5	1,075.6
Total Heap Leach processing Opex	486.4	405.2
Total CIL processing Opex	176.1	134.6
General and Administrative, Community, and Land Access	289;7	233.7
Total Operating Costs	2,304.8	1,849.0
Operating Cashflow	1,823.6	1,426.6
Total Initial Capital	180.1	172.5
Capitalized Stripping	125.7	106.1
Total Sustaining Capital	191.3	149.2
Total Capital Costs	497.1	427.9
Pre-Tax Cashflow	1,326.5	998.7
Corporate Income Tax	277.4	194.7
NET VAT Cashflow	-4.4	-1.1
Mining Duty	137.9	102.7
Total Tax	410.9	296.3
After-tax Net Cashflow	915.6	702.5

1.18	Conclusions and Interpretations
1.18.1	Mineral Resources

Mineral resource estimates presented in this report represent the global mineral resources located at the Los Filos Mine Complex as of October 31, 2018. The mineral resources were estimated by DMSL personnel. The resources were validated and verified by Dr. Gilles Arseneau, P.Geo. (APEGBC, 23474), an independent Qualified Person for the purpose of National Instrument 43-101. Mineral Resources are inclusive of Mineral Reserves and do not include dilution. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.

There are no known environmental, permitting, socio-economic, legal, title, taxation, marketing, political or other relevant factors, which could materially affect the Mineral Resource estimate.

1.18.2	Mineral Reserves
•	Mineral Reserves are reported in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101).
•	Mineral Reserves were estimated using a gold price of $1,200/oz Au, a silver price of $4.39/oz Ag, and an Effective Date of October 31, 2018 (Table 1.3).
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•	Los Filos Mine Complex Mineral Reserves are composed of Proven and Probable open pit reserves of 95.9 Mt at an average grade of 0.88 g/t Au containing 2.708 Moz gold plus Proven and Probable underground reserves of 8.3 Mt at an average grade of 6.32 g/t Au containing 1.686 Moz gold (Table 1.3). Additionally, there are 0.114 Moz of Probable recoverable gold reserves in leach pad inventory.
•	The Qualified Persons consider the current Mineral Reserve estimate to be prepared according to CIM (2014) Definition Standards and acceptable for mine planning and production scheduling purposes.
1.18.3	Mining Methods

Conclusions for Open Pit Mining

•	Open pit mining commenced at Los Filos Mine Complex in 2005. Orebody characteristics, geotechnical conditions, and open pit mining productivities are well-understood.
•	Collectively, the open pits are expected to produce 95.9 Mt of ore (28,700 ore tonnes per day on average) during the 2018 to 2027 timeframe. Total material movement (ore plus waste) is expected to average 155,000 tonnes per day.
•	The geotechnical data on which the CNI (2011) open pit slope design is based should be evaluated and the level of confidence in the geotechnical domain model needs to be determined.
•	Depending on the level of confidence in the earlier drilling, logging, and characterization programs, additional detailed geotechnical logging and rock mass characterization may be required.
•	The development of a robust three dimensional (3D) litho structural model should be followed by the construction of a 3D geotechnical domain model for the proposed “pit plus 200 m” volume.
•	A conceptual, and potentially detailed feasibility study- level, hydrogeological model should be built.
•	Pre shear design, double benching domains, and blasting patterns relative to the final walls should be assessed relative to the verified geotechnical domain model.
•	The Guadalupe Starter Pit slope design guidelines should be based on the results of a rock mass characterization program (drilling and logging) in the rock mass to be mined - the current design is based on the minimum requirement of angle of repose mining, which is sub optimal.
•	A targeted drilling program should be conducted to provide a better understanding of the extent of historical underground mining at Guadalupe Open Pit. The results of this drilling program should be used to confirm depletion in the 3-D block model.
•	Formal procedures should be developed for open pit mining operations that will be conducted in and around the historical underground workings in Guadalupe Open Pit to ensure the safety of personnel and equipment.
•	Metallurgical recovery and operating costs for each mined block will be variable depending on rock type, sulphur grade, copper grade, and processing destination. For this reason, daily ore control decisions (e.g., selecting the optimal processing destination) should be guided by a mining software determination of the maximum profit for each block rather than by a fixed cut-off grade.
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•	There should be further investigation of the potential to expand the Los Filos Open Pit to include areas of mineralization that are under historical waste rock dumps.

Conclusions for Los Filos Underground Mine

•	The Los Filos Underground is a mature mining operation with well-understood orebody characteristics, geotechnical conditions and mining productivities.
•	Overhand cut-and-fill and overhand drift-and-fill are proven mining methods at Los Filos Underground. Both methods offer a high degree of selectivity and minimize dilution.
•	The mine is expected to produce approximately 1.9 Mt of ore (1,650 tonnes per day) over its remaining life (2018 to 2021).

Conclusions for Bermejal Underground Mine

SRK draws the following conclusions:

•	Underhand drift-and-fill is a self defining, highly selective, and flexible mining method with good industry benchmarks and operating analogues.
•	Cemented rock fill is an industry proven backfill material which has been used in other mines employing underhand mining techniques.
•	Bermejal Underground should be developed primarily as an underhand drift-and-fill mine with cemented rock fill before implementing any bulk mining or cut-and-fill optimizations (i.e. benching, loose filling, overhand methods).
•	The Bermejal Underground deposit is estimated to produce approximately 720,000 tonnes per annum (1,970 tonnes per day) during steady state production (2021 to 2028).
•	Annual gold production averages 157,000 delivered ounces per year during steady state production (2021 to 2028). A peak of 210,000 oz of gold is planned to be delivered in 2024.
•	Production and development productivity rates are a function of expected ground conditions, and the associated ground support regime employed, among other factors.
1.18.4	Heap Leach Operations

The following conclusions and recommendations regarding Leagold’s current heap leach operations and planned installation of a CIL cyanidation plant:

•	Conventional Uncrush and Crush ore heap leaching is used to recover gold and silver from open pit and underground ore.
•	The lack of proper ore agglomeration has resulted in poor heap permeability and poor gold leaching performance in the past.
•	Poor historical heap leach performance has resulted in a very high inventory of recoverable gold in the heaps.
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•	Leagold has taken steps to improve heap leach operating procedures and installed an agglomerating drum and overland conveyor system in mid-2018 to improve ore agglomeration and efficiency of ore transport and stacking. In addition, an initiative to compact the top of the current lift on Pad 2 has commenced, which is expected to reduce pregnant solution infiltration and hence cyanide consumption attributed to the low pH in the lower lifts of Pad 2.
•	During the period from January 2017 to October 2018, almost 86,000 ounces of recoverable gold inventory were recovered from Pad 1 by the high pressure injection and secondary re-leaching effort.
•	Remaining inventory of recoverable gold in Pad 1 as of October 31, 2018, is estimated at 114 koz.
•	Leagold has implemented a re-handle and re-leach program to recover the a portion of the recoverable gold ounces from Pad 1. The planned re-handle and re-leach program will reprocess 27.6 million tonnes of Pad 1 material over the next four years in an effort to recover the estimated 114 koz of recoverable gold inventory.
•	The installation and commissioning of an agglomerating drum in mid-2018 has improved Crush ore heap leach performance.
•	Ore from the Bermejal and Guadalupe deposits is expected to contain higher copper grades, which will result in higher operating costs due to higher cyanide consumption. The higher copper grades in the Bermejal and Guadalupe ores will result in higher copper concentrations in the leach solutions, which may result in operational issues if the copper concentration in the leach solution is not managed.
•	It is recommended that processes such as the SART process be investigated as a method for managing the anticipated high copper concentrations in the leach solution.The SART process can also result in the production of a marketable copper sulphide product and regeneration of cyanide for reuse in the process, both of which can partially offset the higher process operating costs resulting from processing ore with higher copper grades.
1.18.5	CIL Cyanidation Plant

The following conclusions and recommendations are made regarding the planned installation of a CIL cyanidation plant:

•	It is the opinion of the Qualified Person that the agitated leach/CIL metallurgical testwork data provides sufficient and reliable ore characterization and gold extraction data to support a feasibility level study.
•	The CIL process plant, as provided for in this study, is of a simple and robust design and fit for purpose for the treatment of the ores from the identified sources, with the caveat that the impact of cyanide soluble copper is still, to some degree, uncertain due to the variation in testwork undertaken on high copper samples.
•	Mine scheduling on which the study is based indicates that the presence of cyanide soluble copper in CIL feed will be manageable without the addition of a SART plant. However, should a SART plant be required, the capital investment will be approximately $6.5M and preliminary investigations indicate that the operating costs will be covered by the value of cyanide and copper sulphide recovered.
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•	It is recommended that an additional program of metallurgical testing be undertaken to confirm the properties and response to treatment of components of the mill feed that are not comprehensively covered by the testwork undertaken to date.
•	It is the opinion of the Qualified Person that the process plant designed around the flowsheet and layout is suitable for the treatment of the various ore types and tonnages indicated in the CIL feed schedule in the mine plan. With the caveat that feed to the CIL plant can be blended to avoid extremes in material hardness or high cyanide soluble copper content, the operating cost and gold and silver recovery performance should be in accordance with the predictions in this technical report.
1.18.6	Environmental Studies, Permitting, and Social or Community Impact

Adequate baseline studies have been carried out for the expansion project, and the existing operations are being carried out with all appropriate permits and approvals in hand. A rigorous monitoring program is carried out, which confirms that there are no material concerns pertaining to non-compliance.

The Bermejal Underground has an approved environmental impact assessment (EIA) and the restart of development is fully permitted. The EIA for the CIL plant and tailings deposits has also been approved subject to confirmation of final locations of all facilities. The EIA for the Guadalupe phase of the Bermejal Open Pit is conditionally approved with final approval expected by the end of April and submission of the application to revise the current land use permit for the area of the Guadalupe phase underway. With many of the required approvals in place or underway, the Los Filos Expansion can start shortly after Leagold makes its final investment decision.

The existing closure and reclamation plan is conceptual and addresses all existing facilities. The current estimated closure liability of $52.8M is based on the existing facilities at the end of 2018, and as such is exclusive of the Bermejal underground, CIL plant and the FTSF. The document will have to be expanded to include closure methods for the Bermejal Underground workings, the CIL plant and the filtered tailings storage facility.

Security instability in the State of Guerrero and in the local mine area remains a concern and could cause temporary closure of operations or disruptions in services. This security risk may also impact the ability of the company to contract and retain skilled, experienced employees.

The Qualified Person is not aware of any significant risk or uncertainty that may materially affect the reliability or confidence in the mineral resource or mineral reserve estimates or project economic outcomes due to the environmental permits. Risks that may impact current or future operations have been identified to include the following:

•	Guadalupe Open Pit will require approval from the INAH if any archeological ruins are encountered. An initial study was carried out at the end of 2017 and further studies are planned for 2019.
•	Renegotiation of land access to community property in 2019, in particular ejido Carrizalillo due to perceived unequal benefits received by this ejido and other communities.
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Continued access to properties not owned by DMSL is a potential risk. In particular, ejidos may have frequent changes in the directors and new management may renegotiate existing agreements. As part of the Los Filos Mine Complex activities, DMSL reduces potential risk to exploration and mining through long-term surface access agreements and proactive communications.

1.19	Risks and Opportunities
1.19.1	Risks

Mining

Guadalupe Open Pit

•	The available survey information for historical underground mining at Guadalupe may not include survey data for all of the mined out stopes. A targeted drilling program should be conducted to provide a better understanding of the extent of historical underground mining. The results of this drilling program should be used to confirm depletion in the 3-D block model.
•	Formal procedures should be developed for open pit mining operations that will be conducted in and around the historical underground workings in Guadalupe Open Pit to ensure the safety of personnel and equipment.

Bermejal Underground

•	Execution of a fully underhand drift-and-fill mine requires change to operating methodologies and quality assurance and quality control practices. Effective Change Management must be employed to ensure smooth transition and steady ramp-up.
•	Early stoping of upper zones in Bermejal Underground will be key to understanding and actual stope productivities and validating the planned productivities from the Feasibility Study. Meeting the production ramp-up is contingent on achieving planned rates.
•	Effective management and planning of the grade control program will be key to meeting planned production and gold output. New systems may need to be employed to effectively manage gold grade, as well as deleterious elements such as copper and sulphur.
•	The ventilation network relies heavily on the planned vertical development infrastructure. Adequate geotechnical investigation should be completed prior to raising large diameter ventilation shafts. Contingency plans should also be in place, in the event that design alternatives are needed.

Los Filos Underground

•	Because mining operations are expected to conclude in 2021 based on the currently defined mineral reserves, SRK recommends that Leagold undertake further drilling to identify any potential orebody extensions or new, nearby orebodies that could be accessed efficiently from the existing underground workings.
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Geotechnical

Open Pit

•	Time dependent rock mass fatigue may be a significant factor in bench to inter-ramp scale stability of weaker rock.
•	The Guadalupe Starter Pit slope design guidelines should be based on the results of a rock mass characterization program (drilling and logging) in the rock mass to be mined - the design is based on the minimum requirement of angle-of-repose mining, which is sub-optimal.
•	Zones of increased brittle deformation, and individual faults, have been identified from photographs of the pits, and these may pose stability risks during the next phase of mining.
•	Increased pore-pressures within the relatively ‘tight’ altered rock mass associated with the mineralization may trigger overall scale slope instabilities.
•	Convoluted pit shapes with convex slopes in weak rock have an increased risk of instability.

Bermejal Underground

•	The rock mass assessment and geotechnical block modelling may over estimate the actual rock mass quality. This will impact excavation stability, support requirements, production rates, and cost.
•	Geological structures (faults) were interpreted to have no material impact on the underground mining and structural study was not completed. The unidentified structure may impact development and production mining resulting in lower productivity and higher cost.
•	The underground mine is expected to be dry, but a hydrogeological study was not completed.
•	The impact of the proposed extraction sequence on stability and recovery has not been assessed. Mining recovery could be impacted by induced stressed, especially at depth.
•	The infrastructure assessment was based on the geotechnical block model rather than geotechnical data from drill holes. The rock mass quality could be over estimated making the location less ideal for infrastructure.

Recovery Methods

•	Heap leach performance going forward is based on process improvements currently being implemented. However, there is a risk that these initiatives may not fully achieve their desired objectives.
•	The higher copper grades in some Bermejal ore may result in higher copper concentrations in the leach solutions, which may result in operational issues if the copper concentration in the leach solution is not managed.
•	The proposed site for the CIL plant is located partially on fill used in the past to form a hardstand in a valley for parking mine vehicles. While the valley contours before and after the fill was placed have been compared, and efforts have been made to locate critical structures on cut, no geotechnical testing has been undertaken and the ground conditions have not been conclusively established. It is recommended that before further design work is undertaken on the CIL plant that a program of geotechnical drilling and / or test pitting be undertaken, supervised by a qualified geotechnical engineer, and the cores / ground samples be tested to confirm ground conditions and to form the basis for foundation design for the CIL plant.
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Surface Infrastructure and Closure

•	The new waste rock facilities proposed for this study were designed based on geometric requirements to accommodate the waste rock from the open pits. There has been no waste rock design analysis completed and no foundation or waste material characterization completed. These characterization studies and engineering analyses are required prior to proceeding with waste rock dumping outside of the current design extents.
•	The filtered tailings storage facility was designed based on geometric requirements for storage capacity to accommodate the volume of tailings to be produced. The engineering analysis completed in support of the design is based on historic borehole records and analogous soil strength properties from unrelated investigations. The current design cannot be used for construction and further analysis and site specific foundation and materials characterization will have to be completed in the next stages of the design. This engineering analysis should include geotechnical and hydrotechnical analysis.

Environmental, Social and Permitting

•	Geochemical characterization of the new waste rock and filtered tailings has not been completed. This needs to be carried out to confirm whether additional closure and reclamation requirements are needed.
•	The current closure liability estimate does not include the Bermejal Underground, CIL plant and filtered tailings storage facility.
•	The Bermejal underground has an approved EIA (environmental impact assessment) and the restart of development is fully permitted. The EIA for the CIL plant and tailings deposits has also been approved subject to confirmation of final locations of all facilities. The EIA for the Guadalupe phase of the Bermejal open pit is approved and a revision to the land use for the area of the Guadalupe phase is underway. With these approvals, the Los Filos Expansion can start shortly after Leagold makes its final investment decision.
•	Security instability in the State of Guerrero and in the local mine area remains a concern and could cause temporary closure of operations or disruptions in services. This security risk may also impact the ability of the company to contract and retain skilled, experienced employees.
•	Continued access to properties not owned by DMSL remain a potential risk.
1.19.2	Opportunities

The key opportunities at the Los Filos Mine Complex include:

Open Pit Geotechnical, Metallurgical, Resource and Reserve Additions

•	The overall slopes in the open pits with rock masses which have not been exposed to alteration fluids, like the limestone units on the periphery of the proposed pits, could potentially be steepened if the brittle-deformation model indicates that there are no compromising larger structures and the fabric is favorable.
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•	Open pit ramps could be repositioned within the poor to fair rock mass domains to maximise slope angles in the stronger rocks, which would reduce the overall strip ratio.
•	Convert Inferred mineralization in the open pits to Indicated to enable conversion to Mineral Reserves.
•	Additional exploration opportunities on the property should be drilled especially at the Los Filos Underground targets which can add mineral resources. Infill drilling to convert resources to mineral reserves would enable extensions of the underground mine life.

Open Pit Mining

•	There should be further investigation of the potential to expand the Los Filos Open Pit to include areas of mineralization that are under historical waste rock dumps.
•	A trade-off study could demonstrate that it would be advantageous to purchase rather than rent haul trucks to provide the additional haulage capacity that will be required during the 2022 to 2026 timeframe.

Los Filos Underground

•	Further drilling should be conducted to identify any potential orebody extensions or new, nearby orebodies that could be accessed efficiently from the existing underground workings.

Bermejal Underground Mine Project

•	Bulk stoping methods, if desired, should be trialed in controlled and measured areas to evaluate suitability for future application.

Carbon-in-Leach Processing Plant

•	A processing plant will provide a higher gold recovery, with testwork to date supporting recovery rates around 90%.
•	A wider range of ore types could potentially be processed.
•	Continue operating the heap leach pads for lower grade oxide ores in parallel with sending higher grade ores to the CIL plant.
•	Potential to increase the production levels and extend the mine life of the Bermejal Open Pit and Underground.

Surface Infrastructure and Closure

Filtered tailings disposal allows a large amount of flexibility. The options analysis identified several suitable locations overlying the currently lined heap leach area. The selected option also has a significant excess storage capacity, should it be required in the future. In-pit co-disposal of filtered tailings and waste rock is also an opportunity.

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1.20	Recommendations
1.20.1	Mineral Resources
•	Consolidate the Los Filos Underground resource models to two adjacent models (Norte and Sur) that have coincident coordinates at their model limits while ensuring that they are able to have coincident coordinates with the Los Filos Open Pit block model.
•	Use the bulk density measurement databases to interpolate within block models such as at Bermejal Underground.
1.20.2	Open Pit Mining
•	The geotechnical data on which the CNI (2011) open pit slope design is based should be evaluated and the level of confidence in the geotechnical domain model needs to be determined.
•	Depending on the level of confidence in the earlier drilling, logging, and characterization programs, additional detailed geotechnical logging and rock mass characterization may be required.
•	The development of a robust three-dimensional (3D) litho-structural model should be followed by the construction of a 3D geotechnical domain model for the proposed “pit plus 200 m” volume.
•	A conceptual, and potentially detailed feasibility study level, hydrogeological model should be built.
•	Pre-shear design, double-benching domains, and blasting patterns relative to the final walls should be assessed relative to the verified geotechnical domain model.
•	The Guadalupe Starter Pit slope design guidelines should be based on the results of a rock mass characterization program (drilling and logging) in the rock mass to be mined since the current design is based on the minimum requirement of angle of repose mining, which is sub optimal.
•	Formal procedures should be developed for open pit mining operations that will be conducted in and around the historical underground workings in Guadalupe Open Pit to ensure the safety of personnel and equipment.
•	Metallurgical recovery and operating costs for each mined block will be variable depending on rock type, sulphur grade, copper grade, and processing destination. For this reason, daily ore control decisions (e.g., selecting the optimal processing destination) should be guided by a mining software determination of the maximum profit for each block rather than by a fixed cut-off grade.
•	There should be further investigation of the potential to expand the Los Filos Open Pit to include areas of mineralization that are under historical waste rock dumps.
1.20.3	Underground Mining

Los Filos Underground

•	Because mining operations are expected to conclude in 2021 based on the currently defined mineral reserves, SRK recommends that Leagold undertake further drilling to identify any potential orebody extensions or new, nearby orebodies that could be accessed efficiently from the existing underground workings.
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Bermejal Underground

•	Formalize a training package outlining the underhand drift-and-fill mining method process, operating practices, quality assurance and quality control procedures, and operating parameters.
•	Formalize a grade control and sampling program which will provide key inputs to mine planning.
•	Panels widths should be mined initially at minimum widths, then gradually widened as ground conditions are better understood.
•	Evaluate a test stope for hybrid bulk mining methods in appropriate areas.
•	Complete detailed time and method studies on existing and future mine development activities to validate scheduling rates.
•	Further validation work is required to ensure productivity estimates are achievable.
•	Ensure the various ground support regimes are integrated into the planning process and ground control program.
•	Formalize a mine planning process that covers both short, medium and long-term planning horizons.
1.20.4	Heap Leach Facility
•	In order to assess ongoing heap leach performance, it is recommended that Leagold prepare monthly composites that are representative of the ore placed for routine column leach testing.
•	It is recommended that processes such as the SART process be investigated as a method for managing the anticipated high copper concentrations in the leach solution.
1.20.5	Carbon-in-Leach
•	Confirmatory comminution testing for SAG milling and ball milling characterization of the Guadalupe rock types including oxide and intrusive material is recommended.
•	Cyanide soluble copper levels in the CIL blend will need to be managed to prevent solution copper levels that interfere with the extraction of gold and/or increase operating costs. If grade control sampling in advance of mining indicates that areas of high copper content will be encountered it is recommended to carry out closed circuit (locked cycle) batch CIL tests to monitor the level of copper in solution and its deportment to the activated carbon.
•	Depending on the results of the locked cycle testwork, and the predicted life of copper levels in the CIL feed, a technology to remove copper from the CIL circuit (e.g. SART) may be required. This offers the potential opportunity to include higher copper mineralization in the CIL feed and potentially generate a revenue stream from recovered copper and cost savings from cyanide reuse.
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•	Testwork currently available indicates variability in gold extraction of open pit ore at high feed sulphur grades greater than 1%. Current practice is to restrict ore placement on the heap leach pads with a sulphur content greater than 1%. Testwork, however, indicates that higher sulphur level material could be economically treated in the CIL circuit. This is an opportunity that requires further investigation.
•	Additional sampling and bottle roll testwork are recommended on various non-insitu materials that could be suitable for adding to the CIL feed schedule to confirm the head grades and gold and silver recoveries.
•	The proposed site for the CIL plant is located partially on fill used in the past to form a hardstand in a valley for parking mine vehicles. While the valley contours before and after the fill was placed have been compared, and efforts have been made to locate critical structures on cut, no geotechnical testing has been undertaken and the ground conditions have not been conclusively established. It is recommended that before further design work is undertaken on the CIL plant that a program of geotechnical drilling and / or test pitting be undertaken, supervised by a qualified geotechnical engineer, and the cores / ground samples be tested to confirm ground conditions and to form the basis for foundation design for the CIL plant.
1.20.6	Exploration Targets

Several exploration targets have been identified on the Los Filos Mine Complex property. DMSL conducts exploration programs as part of the ongoing operations and subject to approvals based on objectives established on site. No specific exploration work program has been identified as a result of this technical report.

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2	Introduction and Terms of Reference
2.1	Introduction

This technical report provides a review of the current Los Filos Mine Complex operations and also presents a site wide production schedule that includes the following key additions:

•	Updated resource models for Los Filos deposits and the Bermejal deposits
•	Inclusion of a carbon-in-leach (CIL) processing plant, to be operated in conjunction with the existing heap leach facility
•	Updated life of mine (LOM) mine plans for Los Filos Open Pit, Bermejal Open Pit and Los Filos Underground, arising from the updated resource estimates
•	Inclusion of a feasibility study for a proposed mine at Bermejal Underground
•	Inclusion of a tailings storage facility (TSF) for the dry stacked tailings (DST) from the CIL plant
•	Description of power and other infrastructure related to the Bermejal Underground and CIL plant

The report builds on the work presented in the March 2018 technical report (Leagold, 2018).

The contract with SRK Consulting permits Leagold to file this report as a technical report with the Canadian securities regulatory authorities pursuant to NI 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law. The responsibility for this disclosure remains with Leagold. The user of this document should ensure that this is the most recent technical report for the property, as it is not valid if a new technical report has been issued.

Table 2.1 presents the high-level responsibility matrix for the various qualified persons (QPs) contributing to this technical report.

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Table 2.1: List of qualified persons and responsibilities

Company	Area of Responsibility
SRK Consulting (Canada) Inc. and SRK Consulting (US) Inc. (SRK)	Introduction, Reliance on Other Experts, Heap Leach Mineral Processing and Metallurgical Testing, Mineral Resource Estimates, Mineral Reserve Estimates, Mining Methods, Heap Leach Recovery Methods, Environmental Studies, Permitting and Social or Community Impact, Mining, Heap Leach Processing and Closure Capital and Operating Costs, Economic Analysis, Other Relevant Data and Information, relevant parts of Executive Summary, Interpretation and Conclusions, Recommendations, and Signature Page
Lycopodium Minerals Canada Ltd. (Lycopodium)	CIL Mineral Processing and Metallurgical Testing, CIL Recovery Methods, CIL Processing Capital and Operating Cost Estimates, relevant parts of Executive Summary, Interpretation and Conclusions, Recommendations, and Signature Page
Call & Nicholas, Inc.	Bermejal Underground Geotechnical Engineering and Signature Page
SRK, Call & Nicholas, and Lycopodium	References

Any previous technical reports or literature used in the compilation of this report are referenced in the relevant text as necessary.

All units in this report are based on the International System of Units (SI), except industry standard units, such as troy ounces for the mass of precious metals.

This report uses abbreviations and acronyms common to the mineral industry. Definitions have been provided earlier in the report.

2.2	Responsibility

This report has been prepared by SRK with contributions from Lycopodium and Leagold. This technical report was written by the authors shown in Table 2.2.

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Table 2.2: List of authors and responsibilities

Author	Company	Sections
Gilles Arseneau, P.Geo	SRK Consulting (Canada) Inc.	3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 23, relevant information in sections 1, 25 and 26.
Neil Winkelmann, FAusIMM	SRK Consulting (Canada) Inc.	2, 15.1.5, 15.7, 16.7, 16.8.3, 18.1, 18.2, 18.4, 18.5 ,18.6, 18.7, 18.8, 18.9, 18.10, 18.11, 18.12, 18.13.1,19, 21.2.3, 21.3.3, 21.3.5, 21.4.3, 21.4.6, 22, relevant information in sections 1, 25 and 26.
Tim Olson, FAusIMM	SRK Consulting (US) Inc.	15.1.1, 15.1.2, 15.1.3, 15.1.4, 15.2, 15.3, 15.4, 15.5, 15.6, 16.1,16.2.1, 16.2.5, 16.2.2, 16.2.3,16.2.4, 16.3, 16.4, 16.5, 16.8.1, 16.8.2, 16.6, 21.1, 21.2.1, 21.2.2, 21.3.1, 21.3.2, 21.4.1, 21.4.2 relevant information in sections 1, 25 and 26.
Eric Olin, RM-SME	SRK Consulting (US) Inc.	13.1, 13.2, 13.3, 13.4, 13.5, 13.6, 13.9.1, 17.1, 17.2, 17.3, 17.5.1, 17.6.1, 21.4.4, relevant information in sections 1, 25 and 26.
Maritz Rykaart, P.Eng	SRK Consulting (Canada) Inc.	18.3, 18.13.2, 20, 21.2.5, relevant information in sections 1, 25 and 26.
David Nicholas, P.E.	Call & Nicholas Inc.	16.2.6
Neil Lincoln, P.Eng.	Lycopodium Minerals Canada Ltd.	13.7, 13.8, 13.9.2, 17.4, 17.5.2, 17.5.3, 17.6.2, 21.2.4, 21.3.4, 21.4.5, 24 relevant information in sections 1, 25 and 26.

2.3	Effective dates

The effective date of this technical report is 31 October 2018.

2.4	Qualifications of SRK and Team

The SRK Group comprises over 1,400 professionals, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This fact permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

The compilation of this technical report was completed by Dr. Gilles Arseneau, P.Geo - Qualified Person for mineral resource evaluation, Mr. Timothy Olson, FAusIMM - Qualified Person for open pit mineral reserves and Los Filos Underground estimation, Mr. Neil Winkelmann, FAusIMM - Qualified Person for Bermejal Underground mineral reserves. By virtue of their education, membership to a recognized professional association and relevant work experience, Dr. Arseneau, Mr. Olson and Mr. Winkelmann are independent Qualified Persons as this term is defined by National Instrument 43-101. Additional contributions were provided by Mr. Eric Olin, RM-SME, Mr. Neil Lincoln, P.Eng, Dr. Maritz Rykart, P.Eng, Mr.David Nicholas, P.E., Mr. Christopher Waller and Ms. Alfina Abdrakhimova.

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Mr. Paul Daganeis, MBA, a Principal Consultant (Mineral Economics) with SRK, reviewed drafts of this technical report prior to their delivery to Leagold as per SRK internal quality management procedures.

2.5	Site Visit

In accordance with NI 43-101 guidelines, project qualified persons visited the Los Filos Mine Complex to inspect the site and review geology and exploration protocols. The most recent site visits conducted by the qualified persons are provided in Table 2.3.

Table 2.3: Site visit summary

Qualified Person	Date of Site Visit
Gilles Arseneau	Tuesday 11-September to Friday 15-September 2017
Tim Olson	Tuesday 24-April to Thursday 26-April 2018
Eric Olin	Tuesday 14-November to Friday 17-November 2017
Maritz Rykaart	Monday 04-December to Wednesday 06-December 2017

2.6	Acknowledgement

SRK would like to acknowledge the support and collaboration provided by Leagold personnel for this assignment. Their collaboration was greatly appreciated and instrumental to the success of this project.

2.7	Declaration

SRK’s opinion contained herein and effective 31 October 2018, is based on information collected by SRK throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report may include technical information that requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of Leagold, and neither SRK nor any affiliate has acted as advisor to Leagold, its subsidiaries or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

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3	Reliance on Other Experts

For legal matters related to property ownership and mining title in this report, the Qualified Persons have relied on title opinion provided by Todd y Asociados on 23 May 2018 (Todd y Asociados, 2018). The Qualified Persons have not researched property title or mineral rights for the Los Filos Mine Complex properties and express no further opinion as to the ownership status of these properties.

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4	Property Description and Location
4.1	Summary

Los Filos Mine Complex is located in the Municipality of Eduardo Neri, Guerrero State, Mexico approximately 180 km southwest of Mexico City (Figure 4.1). The property is centred on latitude 17°52’13” north and longitude 99°40’55” west (UTM Zone 14Q 427,400E, 1,976,300N).

Source: Leagold, 2018

Figure 4.1: Location map

As of the Effective Date of this report, the concessions that constitute the Los Filos Mine Complex property are wholly owned by “Desarrollos Mineros San Luis, S.A. de C.V.” (DMSL), a Mexican company indirectly wholly owned by Leagold.

DMSL holds 100% of the Los Filos Mine Complex properties and the regional properties. Property agreements for surface rights are discussed in section 4.4 of this report.

4.2	Mineral Tenure

Mexican Mining Law was promulgated in 1992 and was most recently amended in 2014 (Ley Minera, DOF 11-08-2014). The current mining regulations were published in 2012 and were most recently amended in 2014 (Reglamento de la Ley Minera, DOF 31-10-2014). A number of government agencies have responsibility for enforcement of mining laws.

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Mining concessions may only be granted to Mexican companies and nationals, agrarian communities or “ejidos” and indigenous communities. Foreign companies can hold mining concessions through Mexican-domiciled companies.

There is no difference in Mexico between an exploration concession and a mining concession. All the concessions run for a term of 50 years, with the term commencing on the date recorded in the registry maintained by the Public Registry of Mining (Registro Público de Minería). A second 50-year term can be granted if the applicant has abided by all appropriate regulations and makes the application within five years prior to the expiration date.

Mining concessions confer rights with respect to all mineral substances as listed in the Public Registry of Mining documents. Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Concessions can be transferred between companies and can be consolidated.

The main obligations that arise from a mining concession, and which must be kept current to avoid its cancellation, are performance of assessment work, payment of mining taxes (duties), and compliance with environmental laws.

Mining regulations establish minimum amounts that must be spent. Sales of minerals from the mine for an equivalent amount may substitute for minimum expenditures. A report must be filed in May of each year that details the work undertaken during the previous calendar year.

Mining duties must be paid in advance in January and July of each year and are determined on an annual basis under the Mexican Federal Rights Law. Duties are based on the surface area of the concession and the number of years that have elapsed since the mining concession was issued.

Concessions are maintained on an annual basis by payment of appropriate fees, as determined by the Ministry of Economy each year. Holders must also supply the Ministry of Economy with all activity, contracts, and agreements that affect the Concession Title to keep and maintain the Public Registry of Mining current.

4.3	Los Filos Mine Complex Property Tenure

Todd y Asociados (located in Mexico City) was requested by Leagold to review and provide a summary memo on the status of the mining concessions and exploration properties owned by Leagold in March 2018 (Todd y Asociados, 2018). The Los Filos Mine Complex property is comprised of 30 exploitation and exploration concessions in active mining areas totaling 10,433 ha (Table 4.1). All the concessions are located within the Municipality of Eduardo Neri, Guerrero State, Mexico (Figure 4.2).

In addition to the 30 concessions that cover the entire active mining areas, DMSL holds a total of 12 exploration concessions located in Guerrero State, Mexico (Table 4.2 and Figure 4.3). The total area of all 42 concessions is 148,908.4 ha, including two concessions that have applications in progress.

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Table 4.1: Los Filos Mine Complex property tenure summary

Concession		Validity		Holder Name	Area (ha)
Name	Title	From	To
Nukay	171533	20-10-1982	19-10-2032	DMSL	10.0
Fracc. 2 de Ampl. a El Filo	171534	20-10-1982	19-10-2032	DMSL	76.0
Unificación Concepción Carmen	172677	28-06-1984	27-06-2034	DMSL	223.3
Enrique	187015	29-05-1990	28-05-2040	DMSL	63.0
Mio Cid	204067	13-10-1989	12-10-2039	DMSL	7.0
Don Mauricio	204068	13-10-1989	12-10-2039	DMSL	119.5
Don Rodrigo	204069	13-10-1989	12-10-2039	DMSL	7.0
Ana Paula	204137	13-10-1989	12-10-2039	DMSL	440.4
La Eloisa	208816	15-12-1998	14-12-2048	DMSL	345.4
Cedros	213075	13-10-1989	12-10-2039	DMSL	12.0
Doña Marta	213076	13-10-1989	12-10-2039	DMSL	7.5
Don Norman	213077	13-10-1989	12-10-2039	DMSL	290.2
Independencia	213078	13-10-1989	12-10-2039	DMSL	4.0
Don Fausto	213079	13-10-1989	12-10-2039	DMSL	2.0
San Luis Dos	216106	09-04-2002	08-04-2052	DMSL	17.4
Xochipala Fracc. I	216166	12-04-2002	11-04-2052	DMSL	1.1
Xochipala Fracc. II	216167	12-04-2002	11-04-2052	DMSL	4.4
San Luis Uno	216168	12-04-2002	11-04-2052	DMSL	17.0
Xochipala	217850	23-08-2002	22-08-2052	DMSL	4,013.6
San Pablo	219804	11-04-2003	10-04-2053	DMSL	55.2
San Luis	220241	25-06-2003	24-06-2053	DMSL	25.0
Delfina	236761	26-08-1943	26-08-2060	DMSL	25.0
Marta	236762	17-08-1944	26-08-2060	DMSL	25.0
Jose Salvador	237117	14-11-1941	28-10-2060	DMSL	25.0
Jose Luis	237118	27-02-1942	28-10-2060	DMSL	75.0
El Grande	237119	04-08-1958	28-10-2060	DMSL	63.0
Agüita	237120	04-08-1958	28-10-2060	DMSL	14.0
East Block	242454	14-12-2004	13-12-2054	DMSL	1,799.9
West Block	242455	14-12-2004	13-12-2054	DMSL	2,197.0
Mezcala	217505	16-07-2002	15-07-2052	DMSL	468.1
Total Area Covered					10,433.0
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Mezcala
Mazapa
East Block
Nukay
Ana Paula
Fracc. Dos Ampl el Filo
Delfina
Los Filos
Open Pit
Marta
Mezcala
Jose Salvador
Don Maricio
Agnico Eagle
Jose Luis
Bermejal
Open Pit
Enrique
Xochipala, F.1
San Luis Dos
Carrizalillo
Xochipala, F.2
Unif. Conc. Carmen
West Block
San Pablo
San Luis Uno
San Luis
La Eloisa
Xochipala
Xochipala
Kilometers
Legend
Towns/Villages
Access Road
Outline of Open Pits ($1200/oz)
Mineral Claims
Mineral Claims (Others)
Mineral Claims
1. Independencia
2. Don Fausto
3. Dona Marta
4. Cedros
5. El Grande
6. Aguila
7. Don Rodrigo
8. Mio Cid

Source: Leagold, 2018

Figure 4.2: Los Filos Mine Complex tenure map

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Table 4.2: Regional property tenure summary

Concession		Validity		Holder Name	Area (ha)
Name	Title	From	To
Agau	218086	03-10-2002	02-10-2052	DMSL	880.4
El Caracol	218944	28-01-2003	27-01-2053	DMSL	94.0
Agau 2	219349	27-02-2003	26-02-2053	DMSL	9.0
Santa Ana	219350	27-02-2003	26-02-2053	DMSL	10.0
Cacho de Oro	221096	19-11-2003	18-11-2053	DMSL	425.0
Coacoyula	234177	05-06-2009	04-06-2059	DMSL	6,816.9
Santa Ana	238964	11-11-2011	10-11-2061	DMSL	10,510.7
Teloloapan Fraccion 3	245943	20-12-2017	19-12-2067	DMSL	886.3
Teloloapan Fraccion 5	245871	08-12-2017	07-12-2067	DMSL	102.1
Teloloapan Fraccion 6	245832	30-11-2017	29-11-2067	DMSL	48.5
Santa Ana Fracc. Uno	In Progress				2,373.5
Teloloapan	In Progress				116,318.9
Total Area Covered (ha)					138,475.4

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Teloloapan Fracc. 6
Teloloapan Fracc. 3
Teloloapan Fracc. 5
Teloloapan Fracc. 2
Teloloapan Fracc. 1
Teloloapan Fracc. 4
Teloloapan
Iguala
Coacoyula
Mezcala
El Caracol
Santa Ana
Xochipala
Los Filos Mining Claims
Refer to Figure 4-2
95
Cacho De Oro
Chilpanzingo
Santa Ana
Santa Ana Fracc. Uno
Agau and Agau 2
Legend
Roads
Los Filos Concessions
0
10
20
Kilometers

Source: Leagold, 2018

Figure 4.3: Regional property tenure map

Concessions are granted for 50-year durations; the expiration dates vary depending on the date of grant of the concession. Renewal dates range from 2032 to 2067. All concessions are held in the name of Desarrollos Mineros San Luis, S.A. de C.V. (DMSL), an indirectly wholly owned Leagold subsidiary.

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Per Mexican requirements for grant of tenure, the concessions comprising the Los Filos Mine Complex property have been land surveyed by a licensed surveyor.

Under the Mexican Federal Rights Law, duty amounts for mineral concessions are updated on an annual basis. Duty payments for 2018 were made in January and July. The total payments in 2019 are estimated to be $164,918 for the Los Filos Mine Complex property, $243,740 for the additional ten regional properties, and $90,516 for the two concessions that are in process. Duties for the two concessions that are in process will be paid once the title is received. Mineral concession duty payments totalling $499,174 for 2019 are listed in Table 4.3.

Table 4.3: Mineral concession duty payments

Description	January 2019 ($)	July 2019 ($)	Total 2019 ($)
Los Filos Mine Complex Concessions	82,459	82,459	164,918
Guerrero Sur Concessions	121,870	121,870	243,740
Concessions in Process (Guerrero Sur)	45,258	45,258	90,516
Total	249,587	249,587	499,174

The mining concessions that comprise the Los Filos Mine Complex property are shown Figure 4.4 relative to mineral deposit locations and mine infrastructure.

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Source: Leagold, 2018

Figure 4.4: Los Filos permits, mineral deposit locations and existing mine infrastructure

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4.4	Surface Rights Title

While a mining concession gives its holder the right to carry out mining work in the area covered by the concession and to take ownership of any minerals found, it does not automatically grant any surface access rights. Such rights must be negotiated separately with the owner of the surface land. If no agreement can be reached with the surface owner (typically for the purchase or lease of the surface land), the Mining Law grants the concessionaire the right to apply to the General Mining Bureau for the expropriation or temporary occupation of the land, which will be granted to the extent that the land is indispensable for the development of the mining project. Compensation is set through an appraisal carried out by the Federal Government's National Goods' Appraisal Commission. In practice, many surface rights are granted through selective land purchases and temporary occupation agreements.

DMSL secured a total of 4,246 ha to cover surface rights required for the Los Filos Mine Complex, including the area of the current open pits, underground mine portals, process and ancillary facilities, roads, services, and a buffer area to allow for any future growth and potential exploration targets (Todd y Asociados, 2018). For the Guadalupe area there is one portion of the Guadalupe pit that will require a land access agreement with the Xochipala community and a land use authorization.

The existence in Mexico of a communal form of agrarian land ownership called "ejidos" and "bienes comunales" can present challenges for surface land use. Ejidos are communal farms where individuals may have surface rights to specific plots of land; however, members of the ejido as a whole must make most land-use decisions. Ejidos and comunidades agrarias together cover about one-half of the Mexican territory; the remaining half is legally defined as “Pequeña Propiedad” (private property).

Private property and “propiedad social” (ejidos and comunidades) exist in the Los Filos areas. Temporary Occupation Agreements were entered into with the appropriate ejidos and comunidades, and selective private property purchases, and leases were completed to ensure continuation of mining activities.

A total of 1,418 ha of surface rights have been secured by acquisition of private land, 2,633.99 ha have been secured by entering into temporary occupation agreements with surrounding communities and 54 ha through a lease with a private owner. Agreement payments are made on an annual basis, with the annual payment amount linked to the gold price. Agreements are typically 5 to 30 years in duration. Currently, temporary occupation agreements are renegotiated every five years. The start date and term of the agreements is in Table 4.4 (Todd y Asociados, 2018).

Table 4.4: Current surface rights with temporary occupation agreements

Community		Surface Rights Area (ha)	Land Use	From	To
Mezcala		1,374.02	Exploitation	October 2009	September 2024
Carrizalillo	Common Land	722.22	Exploitation	April 2014	March 2019
	Parcel	537.75	Exploitation	April 2010	March 2039
Total Temporary Occupation		2,633.99

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All the titles and contracts are on file at the Los Filos Mine Complex offices.

4.5	Mining Rights

As of the Effective Date of this report, the concessions that constitute the Los Filos Mine Complex property are wholly owned by “Desarrollos Mineros San Luis, S.A. de C.V.” (DMSL), a Mexican company indirectly wholly owned by Leagold.

Other information that relates to Leagold’s ability to declare mineral resources and mineral reserves includes the following:

•	Information provided by Todd y Asociados (2018) supports that the mining tenure held is valid and the area covered is sufficient to support the declaration of mineral resources and mineral reserves.
•	The Los Filos Mine Complex holds sufficient surface rights in the area to support the mining operations, including access and power line easements. For the Guadalupe area there is one portion of the Guadalupe pit that will require a land access agreement with the Xochipala community and a land use authorization.
•	The Los Filos Mine Complex holds the appropriate permits under Local, State, and Federal laws to allow mining operations.
•	The Los Filos Integrated Environmental License or Licencia Ambiental Unica (LAU) is based on an approved environmental impact statement (Manifestación de Impacto Ambiental, or MIA) and a land use change authorization.
•	Annual land usage and environmental compliance reports have been submitted.
•	Appropriate environmental permits have been granted for the Los Filos Mine Complex by the relevant Mexican Federal and State authorities.
•	At the Effective Date of this report, environmental liabilities and compliance issues are limited to those that would be expected to be associated with an operating gold mine where production occurs from open pit and underground sources, including roads, site infrastructure, heap leach, waste dumps, and disposal facilities.
•	Site closure costs are appropriately funded by allocating a percentage of sales revenue.
•	To the extent known, there are no other significant factors or risks that may affect access, title, or the right or ability to perform work on the property; this includes any significant environmental, social, or permitting issues that would prevent continued exploitation of the mineral deposits on the Los Filos Mine Complex property. Negotiations are currently underway with one community (Carrizalillo) to renew the land occupation agreement.
4.6	Encumbrances

There are no encumbrances related to the Los Filos Mine Complex that the author is aware of.

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4.7	Agreements with Third Parties

DMSL holds 100% of the Los Filos Mine Complex properties and the regional properties. Property agreements for surface rights are discussed in section 4.4 of this report.

4.8	Taxation, Royalties and Other Agreements

Mexico has been a party to the North American Free Trade Agreement (NAFTA) since 1994, and thus has a tax and trade regime comparable to the USA and Canada. Mexico operates under western-style legal and accounting systems, with a contemporary taxation system.

4.8.1	Corporate Income Tax

The Los Filos Mine Complex has a 30% Federal corporate income tax rate.

4.8.2	Mining Royalties

Two mining royalty taxes are payable to the Federal Government of Mexico as follows:

•	7.5% mining tax on earnings before interest, taxes, depreciation, and amortization
•	0.5% gross revenue royalty tax levied on revenue from gold and silver sales
4.8.3	NSR Royalties

Net Smelter Return (NSR) royalties are applicable to mining from five concessions of the Los Filos Mine Complex property (Table 4.5 and Figure 4.4).

Table 4.5: Net smelter return royalties payable by concession

Concession Name	Title No.	Issuance Date	Expiry Date	Surface Area (ha)	NSR Royalty Payable to (%):
					SGM[1]	LC MINES[2]
Xochipala Fracc. I	216166	12-Apr-02	11-Apr-52	1.11	3	-
Xochipala Fracc. II	216167	12-Apr-02	11-Apr-52	4.375	3	-
Xochipala	217850	23-Aug-02	22-Aug-52	4,013.585	3	-
East Block	242454	14-Dec-04	13-Dec-54	1,799.888	2.5	0.75 to 1.75
West Block	242455	14-Dec-04	13-Dec-54	2,196.956	2.5	0.75 to 1.75

1 Royalties payable to Servicio Geológico Mexicano (SGM) a department of the Mexican Federal Government.

2 Royalties payable to LC Mines S.A. de C.V., a subsidiary of Agnico Eagle Mines Limited

The Xochipala, Xochipala Fracc. I and Xochipala Fracc. II concessions cover portions of the area to be mined by the Bermejal Open Pit and therefore the NSR royalties have been included in the life of mine (LOM) economic analysis.

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4.9	Environmental Regulations

The Mexican Federal Government department responsible for environmental matters is the Secretary of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales “SEMARNAT”), which has four sub-departments:

•	National Institute of Ecology (Instituto Nacional de Ecología “INE”): responsible for planning, research and development, conservation of national protection areas, and promulgation of environmental standards and regulations
•	Federal Prosecutor for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente “PROFEPA”): responsible for enforcement, public participation, and environmental education
•	National Water Commission (Comisión Nacional del Agua [CONAGUA]): responsible for assessing fees related to waste water discharges
•	Federal delegation or state agencies of SEMARNAT

SEMARNAT and its sub-departments, in conjunction with decentralized offices, are responsible for supervision and oversight of the following four main areas:

•	Preservation and sustainable development of ecosystems and biological diversity
•	Pollution prevention and control
•	Hydrological resources integral management
•	Climate change

Mexico’s environmental protection system is based on the General Law of Ecological Equilibrium and the Protection of the Environment (Ley General de Equilibrio Ecológico y la Protección al Ambiente “LGEEPA”). Under LGEEPA, numerous regulations and standards for environmental impact assessment, air and water pollution, solid and hazardous waste management, and noise have been issued.

Environmental laws require the filing and approval of an environmental impact statement (Manifestación de Impacto Ambiental “MIA”) for all exploitation work and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration. Environmental permitting for exploitation, absent any strong local opposition to the project, can usually be achieved in less than one year.

Mining companies must obtain a Federal environmental license (Integrated Environmental License or Licencia Ambiental Unica “LAU”), which sets out the acceptable limits for air emissions, hazardous waste and water impacts, as well as the environmental impact and risk of the proposed operation.

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4.10	Environmental Liabilities

The existing Closure and Reclamation Plan is conceptual and addresses all existing facilities. The document will have to be expanded to include closure methods for the underground workings, CIL plant and the DST. The current estimated closure liability of $52.8M is based on the existing facilities at the end of 2018, and as such is exclusive of the Bermejal Underground, CIL plant and the DST facility. Bonding requirements under Mexican regulatory requirements, pertaining the current operation, have been met. Current environmental liabilities are typical of those normally associated with active underground and open pit mining operations feeding a heap leach facility.

4.11	Permits

All necessary permits required for the Los Filos Mine Complex, based on its current operations are current and in good standing.

The Bermejal Underground has an approved EIA and the restart of development is fully permitted. The EIA for the CIL plant and tailings deposits has also been approved subject to confirmation of final locations of all facilities. The EIA for the Guadalupe phase of the Bermejal Open Pit is conditionally approved with final approval expected by the end of April and submission of the application to revise the current land use permit for the area of the Guadalupe phase underway. With many of the required approvals in place or underway, the Los Filos Expansion can start shortly after Leagold makes its final investment decision.

4.12	Conclusions

To the knowledge of the author there are no other significant factors or risks that may affect access, title or the right or ability to perform work on the Los Filos Mine Complex.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
5.1	Accessibility

From Mexico City, the Los Filos Gold Mine can be accessed either: by driving to Toluca or Cuernavaca (1.5 to 2-hour drive) and taking a charter flight (30-minute flight) to site (Figure 4.1); or by driving 240 km south on National Highway 95/95D to the town of Mezcala and 18 km on a paved road to the mine (total travel time is a 4-hour drive).

The Mine has a 1,200 m long paved private landing strip within the property (Figure 4.4).

5.2	Climate

The Mine property is in a tropical arid zone. Average annual temperature ranges are approximately 18 to 22 °C. The area is characterized by distinct dry and wet seasons. Climate conditions during the wet season (June through October) are hot and humid. Guerrero is a zone that can be affected by tropical storms and hurricanes.

Topographic variations result in a variety of climate types at the property, as follows:

•	Very hot semi-dry: this is the prevailing climate at the site. The average annual temperature ranges from a high of 22 °C to a low of 18 °C
•	Hot sub-humid: this is the second-most prevalent climate at the site. The average annual temperature ranges from 22 to 26 °C
•	Semi-hot sub-humid: the average annual temperature ranges from 18 to 22 °C, with a temperature during the coldest month higher than 18 °C.

The average annual precipitation and evaporation is approximately 900 mm and 1,900 mm, respectively. The months with the most rainfall are June through September. Very little precipitation (less than 5% of the average annual rainfall) occurs from November to April. The Mine property area can also be affected by tropical storms and hurricanes that can result in short-term high-precipitation events.

The predominant wind direction throughout most of the year is from the north-northwest, although the mountains can occasionally cause local changes in wind direction.

Mining operations are conducted year-round and are not impacted by climate conditions.

5.3	Local Resources
5.3.1	Supplies and Personnel

The Los Filos Mine Complex is located near several centers of supply for materials and workers. The closest local communities are Carrizalillo, Mezcala, Mazapa and Xochipala, with the larger populated centres of Chilpancingo and Iguala nearby. All are accessible via gravel and/or paved roads.

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Over 1,500 people are employed on site as unionized workers, non-unionized employees, and independent contractors, and over 65% of workers and employees are from the local communities.

5.3.2	Surface Water

The Mine property is in Hydrologic Region 18 in the Rio Balsas basin, which covers 22.7% of the total area of Guerrero State. The Rio Balsas is the only perennial surface water course near the Mine property and is located approximately four kilometres from the northern boundary of the Mine property. The Rio Balsas, which supplies water to the Mezcala pumping station near the town of Mezcala, drains a catchment area of 46,530 km². The most important tributaries in the area are the Mazapa and Xochipala streams, both of which are seasonal, and join the Rio Balsas on its southern margin.

Water from the Rio Balsas basin is used as the water supply for ore beneficiation processes. The estimated volume of water obtained from the Rio Balsas Basin is currently up to 46 L/s, which is primarily used for fresh water make-up purposes. Demand from 2014 to 2018 has ranged from approximately 1.0 to 1.2 Mm3 per year. Currently DMSL has a permit for 1.2 Mm3 per year and has applied for an increase to a total of 2.2 Mm3 per year, which includes the requirements of the Bermejal Underground mine and the operation of the CIL plant.

The Los Filos Mine Complex operations are located within a small watershed, approximately 60 km², bounded by the Los Filos watershed to the east, the Cerro La Lagunilla to the north, the Cerro Azul and El Ocotal to the west, and Cerro El Cedral to the southeast. Within this watershed, the main water course is the shallow Carrizalillo stream whose head is one to two kilometres south of the town of Carrizalillo and which flows northward through the Los Filos Mine Complex property to become the Mazapa stream, which eventually feeds into the Rio Balsas.

Watersheds located east of the Los Filos Open Pit drain into Cuauhtepetl Canyon, which opens approximately eight kilometres east by the Xochipala stream. The Xochipala stream flows intermittently toward the north and is a tributary to the Rio Balsas, in the town of Mezcala. This stream remains dry throughout the year, even during the rainy season, except during storm events.

5.4	Infrastructure

The Los Filos Mine Complex has power, water, and communications infrastructure in place. Power is supplied under a self supply agreement with a subsidiary of InterGen from a combined cycle, natural gas-fired power station located in San Luis de Paz, Guanajuato State. A power transportation agreement with the government utility service, Comisión Federal de Electricidad (CFE), provides backup supply and transfers power from InterGen’s power plant to the Los Filos Mine Complex’s power substation.

Process and potable water for the Los Filos Mine Complex is sourced from a large well adjacent to the Rio Balsas located 1.5 km west of Mezcala.

Site communications include satellite service and VoIP (for telephones) and internet protocols (for regular computer business). The open pit and underground operations use two-way radio communications, and the open pit uses a GPS-based automated truck dispatch system.

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Additional infrastructure information, including water, power, and a mine site layout plan, is contained in section 18 of this report.

5.5	Physiography

The Los Filos Mine Complex property is characterized by large limestone mountains, divided by wide valleys. The slopes of the hills vary from very flat (5 to 10% grade) to steep slopes (50%). Mountain slopes have sparse vegetation, while the valley bottoms are generally used for agricultural purposes.

The maximum elevation on the Los Filos Mine Complex property is the summit of Cerro El Bermejal (1,820 masl). The minimum elevation is the valley on the west side of the Los Filos Mine Complex property, where the gold recovery plant is located, at 1,360 masl.

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6	History
6.1	Summary of Exploration, Development and Mine Property History

The exploration, development and mine property history up to this report’s Effective Date is summarized in Table 6.1.

Table 6.1: Exploration, development and mine property history

Year	Operator	Activity or Work Undertaken
1938	Minera Guadalupe	Minera Guadalupe S.A. de C.V. purchased the Nukay deposit.
1938-1940	Minera Guadalupe	From 1938 to 1940, development of the underground mine occurred, but no production was reported during this period.
1946-1961	Minera Guadalupe	Resumed development and commenced production after building a 100 tpd cyanide agitation leach plant at the village of Mazapa, north of the Nukay mine site. Production of approximately 500,000 t at 18 g/t Au.
1984-1985	Minera Nukay	Open pit mining of the Nukay deposit began in January 1984 with waste removal and mining from the upper benches. Ore was processed at a government-owned flotation plant near Mezcala.
1986	Peñoles	Jasperoid sampling at Bermejal identifies anomalous gold mineralization.
1987-2001	Minera Nukay	Nukay mill, a 100 tpd cyanide leach Merrill-Crowe operation, was built near Mezcala. The plant was expanded to 350 tpd in 1994 and was expanded again in 1997 to 400 tpd. Production from the La Agüita open pit mine commenced in May 1995. Underground development of the Subida mine began in August 1995; ore production commenced in August 1996. Development of the Independencia deposit was initiated in 2001.
1988	Peñoles	Magnetic and induced polarization (IP) surveys at Bermejal.
1991-1993	Peñoles	A total of 35,000 m drilled; Anomalia and BD-3 ore bodies discovered at Bermejal.
1993	Teck	Due diligence program; Nukay pit mapped, outlying prospects examined and 1,970 m of RC drilling in 19 holes. Mineral resource estimate completed.
1994	Teck	District-wide geologic mapping and sampling, litho-geochemical and magnetometer surveys, detailed prospect evaluations, and a total of 14,511 m of RC drilling in 84 holes.
1994	Peñoles	Prefeasibility study completed on Bermejal for 13,000 tpd open pit and heap leaching operation.
1995	Teck	District-wide geologic mapping, grid litho-geochemical sampling, time-domain electromagnetic (TEM) survey, road-cut mapping and sampling, and drilling of 19,128 m in 90 holes.
1996	Teck	Exploration and delineation of the Los Filos and Pedregal prospects. There were 156 RC rotary and 44 core holes completed at approximate spacing of 35 m on a grid 1,200 m long and 350 m wide. Geological mapping, sampling, density measurements, and metallurgical testing. Seven drill holes at Crestón Rojo and nine holes at El Grande prospect; four holes drilled in other areas of the property.
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Year	Operator	Activity or Work Undertaken
1997	Teck	Delineation drilling on the Los Filos deposit, for a total of 29,219 m in 133 RC holes on a 35 m drilling grid area of 1,400 m × 400 m; metallurgical bottle roll tests and column tests on low- and medium-grade core samples; preliminary geotechnical assessment. Additional drilling of Crestón Rojo (9 holes), Zona 70, also known as Mag Ridge, (14 holes), Peninsular Ridge (3 holes) and El Grande (4 holes), Independencia (6 holes). Completion of scoping level study on Los Filos, mineral resource estimate prepared.
1998	Teck	13 exploration holes for a total of 3,190 m completed at Los Filos. Prefeasibility-level assessment, updated mineral resource estimate prepared for Los Filos.
1999	Minera Nuteck	Metallurgical testwork, environmental studies, sediment control study, aerial photography over the Los Filos site.
2000	Minera Nuteck	Geological modelling, a 37-hole, 7,105 m confirmatory drilling program, a study on the structural geology, further metallurgical testwork, environmental permitting studies, and a review of capital cost estimates.
2001	Minera Nuteck	Geological reinterpretation, re-logging of core, geological modeling.
2003	Wheaton River Minerals	Wheaton River Minerals gained 100% ownership of Los Filos through the purchase of Miranda and associated agreements with Teck.
2003-2006	Wheaton River Minerals	81 diamond drill holes, geotechnical and metallurgical testwork, feasibility-level studies completed at Los Filos. Detailed review of the Bermejal deposit resource evaluation data made available by Minera El Bermejal during option-to-purchase negotiations; bulk sampling for metallurgical testwork; 36 diamond drill holes drilled.
2005	Goldcorp	Goldcorp acquired Wheaton River Minerals in march 2005, of which DMSL was a subsidiary, and therefore acquired DMSL, the operator of the Los Filos Mine Complex.
2005	Goldcorp	On 22 March 2005, Goldcorp acquired the Bermejal deposit from Minera El Bermejal, S. de R.L. de C.V., a joint venture between Peñoles and Newmont Mining Corporation (Newmont).
2006	Minera Nukay, subsidiary of Goldcorp	Approximately 15,000 m completed to explore underground targets at the Nukay mine. Two main targets were tested, ore bodies related to the geological contact (skarn-gold) and ore bodies related to the strong fracture system into the limestone close to the intrusion (chimney). Exploration confirmed the extension of the skarn-gold bodies at Nukay, Subida-Independencia, Arroyo Hondo, and Agüita areas.
2006-2007	Goldcorp	Mine construction and permitting activities. First gold pour mid-2007.
2007	Goldcorp	Regional and local geophysical survey was performed to provide information that may be useful in identifying new drilling targets. The survey identified various magnetic anomalies related to iron-skarn bodies along the Guerrero Gold Belt. A 100 m × 25 m grid was used for local survey and geologic mapping. 40 diamond drill holes were drilled at the 4P project (Creston Rojo, Zona 70, Conchita and El Grande prospects) for a total of 7,918 m.
2008	Goldcorp	142 infill drill holes (26,693 m) completed at 4P, comprising 88 core holes (20,687 m) and 54 RC holes (6,006 m).
2009	Goldcorp	238 core holes (34,762 m) drilled in the Southern Bermejal area, as infill, and to extend known underground mineralized zones.
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Year	Operator	Activity or Work Undertaken
2010	Goldcorp	205 infill and extension drill holes (44,416 m) completed in the Los Filos Underground Sur and at Bermejal Open Pit Norte.
2011	Goldcorp	200 infill and extension drill holes (51,199 m) completed primarily at the Los Filos south underground sector and at Bermejal Norte.
2012	Goldcorp	175 infill and extension drill holes (51,146 m) completed. Drilling at Bermejal at a 100 m × 100 m spacing to support Mineral Resource estimates. Drilling at Los Filos was in support of upgrade classifications to Mineral Resource and Mineral Reserve categories.
2013	Goldcorp	133 core holes (37,162 m) completed. Infill and extension drilling was completed at Bermejal Norte to support upgrade classification of Inferred Resources to Measured and Indicated Resources. Extension drilling was completed at Peninsular to extend known underground mineralized zones. Infill drilling was also completed at Nukay underground and Los Filos Underground south zone.
2014	Goldcorp	162 core holes (48,360 m) completed. Infill and extension drilling was completed at Bermejal Norte to support upgrade classification of Inferred Resources to Indicated Resources and to search for continuity of high-grade ore zones. Drilling was completed at Peninsular underground to support Mineral Reserves estimates. Infill drilling was also continued at Nukay underground and Los Filos Underground south zone.
2015	Goldcorp	218 drill holes (47,496 m) completed, comprising 37 RC holes (5,517 m), 7 RC and core combined holes (1,841 m), and 174 core holes (40,138 m). Extension drilling was completed at Bermejal Deep and at Peninsular underground to define the ore body shape. Infill drilling was also completed at Nukay underground, Los Filos Underground south zone and Los Filos El Grande zone.
2016	Goldcorp	237 core holes (50,107 m) completed. Drilling in San Pablo was completed to look for continuity of the mineralization. Drilling in Guadalupe was completed to confirm ore grades and continuity of the mineralization. Infill drilling was completed at Bermejal Underground, extension drilling was completed at Zona 70 and Creston Rojo. Drilling was completed at Los Filos to confirm ore grades in Agüita and to look for high-grade mineralization that might connect the deep underground mineralization in Los Filos to Peninsular.
2017	Leagold	On April 7, 2017, Leagold completed the acquisition of 100% ownership of Los Filos Mine Complex through the purchase of DMSL from Goldcorp.
2017	Leagold	Bermejal Underground drilling of 111 core holes (56,280 m) completed. Los Filos Underground infill and step-out drilling of 145 holes (15,633.35 m) at Nukay, Zona 70 and Creston Rojo.
2018	Leagold	Los Filos Underground infill, step-out and expansion drilling of 182 holes (27,212 m) at Nukay, Zona 70, Peninsular and Creston Rojo
2018	Leagold	Bermejal Underground infill of 8 holes (803 m)
2018	Leagold	Los Filos and Bermejal pits RC infill drilling of 51 holes (2,623 m)

6.2	Los Filos Deposit

Early exploration and mining activity was focused on the Nukay claim prior to the discovery of the Los Filos deposit in 1995. Minera Guadalupe S.A. de C.V. (Minera Guadalupe) operated the Nukay underground mine from 1938 to 1940; however, there are no production records from this period. Underground operations reopened in 1946 and continued until 1961, producing approximately 0.5 Mt at 18 g/t Au. A third period of exploitation was conducted by Minera Nukay from open pit operations commencing in 1984; there are no production records from this period either. From 1987 to 2001 Minera Nukay operated a 100 tpd process plant located near Mezcala to process ore from Nukay, La Agüita, Subida and Independencia deposits. The plant was expanded to 350 tpd in 1994 and to 400 tpd in 1997.

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The Los Filos area was subject to sporadic prospecting through the 20th century. In 1993 Teck Corporation (Teck) entered an agreement (the Nukay Agreement) with Minera Miral S.A. de C.V., which was in the process of buying out the owners of Minera Nukay, the holders of the Nukay mining concession at that time.

Teck and Miranda Mining Development Corporation (Miranda) formed Minera Nuteck S.A. de C.V. (Minera Nuteck) to conduct exploration in the region. Exploration and a drilling campaign around the Nukay operations focused on the potential for mineralized skarns around the target intrusions. The discovery hole for the Los Filos deposit was drilled in August 1995.

Work in 1996 focused on the delineation of the Los Filos and Pedregal prospects; these were subsequently recognized to be one continuous deposit. In 1997, delineation drilling at Los Filos continued and a first mineral resource estimate was produced. Minera Nuteck undertook mineral resource estimate updates, preliminary mining studies, and metallurgical testwork over the period of 1998 to 2002.

In November 2003, Wheaton River Minerals gained 100% ownership of Los Filos through the purchase of Miranda and associated agreements with Teck. In 2004, additional delineation drilling, geotechnical and environmental studies, and metallurgical testwork was conducted to support feasibility-level studies on the mineralization. Mineral Reserves were declared for Los Filos in 2004. Goldcorp acquired Wheaton River Minerals in march 2005, of which DMSL was a subsidiary, and therefore acquired DMSL, the operator of the Los Filos Mine Complex.

Goldcorp also acquired the Nukay mine in 2008, which was subsequently integrated with the Los Filos operations as the Los Filos Underground mine.

6.3	Bermejal Deposit

The Bermejal deposit was initially overlooked by prospectors due to the low gold grades at surface.

In 1986, Industrias Peñoles S.A. de C.V. (Peñoles) sampled jasperoids within an extensive oxidation zone on top of Cerro Bermejal. Gold values were outlined in association with the oxide zone and jasperoids. In 1988, a geophysical survey was completed and showed strong magnetic and induced polarization anomalies. In 1989 Peñoles started a detailed exploration program for bulk mineable gold mineralization. Peñoles completed a mineral resource estimate and prefeasibility study in 1994 that envisaged a 13,000 tpd open pit and heap leaching operation.

During 2003, Wheaton River Minerals Ltd. evaluated the Bermejal deposit and conducted a due diligence review of the project.

Subsequently, a number of pits and adits were excavated by Peñoles to obtain bulk samples for validation of the local grade estimates and to provide representative material for metallurgical testwork.

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On 22 March 2005, Goldcorp’s wholly owned Mexican operating company, Luismin, acquired the Bermejal gold deposit from Minera El Bermejal, S. de R.L. de C.V., a joint venture between Peñoles and Newmont Mining Corporation (Newmont).

Due diligence metallurgical studies on the Bermejal mineralization for heap leach amenability were initiated and additional diamond core drilling was conducted to support mineral resource and mineral reserve estimates, and to support open pit mining studies. In 2005, further metallurgical, geotechnical, and engineering studies were undertaken, which resulted in the integration of Bermejal and Los Filos into one comprehensive mining operation.

Feasibility-level studies for the Los Filos and Bermejal Open Pits and the Los Filos Underground were completed from 2005 to 2007.

In 2016 Goldcorp completed an internal conceptual study on the Bermejal Underground deposit to examine the potential for development of a new underground mine to augment existing production.

6.4	Los Filos Mine Complex Production History

Open pit mining commenced at Los Filos in 2005. Underground production and the first gold pour commenced in 2007. Annual open pit ore production rates increased to over 20 Mtpa by 2008, with total mining (ore and waste) of over 45 Mtpa occurring from 2009 to 2015 (Table 6.2). Production from underground sources has varied from 280 tpd in 2009 to over 1,600 tpd in 2018 (Table 6.3).

Table 6.2: Open pit production record 2005-Q3 2018

Year	Ore Produced (t)	Grade (g/t Au)	Contained Au (oz Au)	Waste (t)	Strip Ratio (waste:ore)	Ore + Waste (t)
2005	79,968	0.78	2,005	3,682,223	46.05	3,762,191
2006	1,435,230	0.38	17,535	30,561,665	21.29	31,996,895
2007	8,383,675	0.64	172,506	26,816,273	3.20	35,199,948
2008	22,109,446	0.62	440,717	22,555,972	1.02	44,665,418
2009	24,984,922	0.61	490,003	28,655,310	1.15	53,640,232
2010	27,484,169	0.62	547,854	31,644,789	1.15	59,128,958
2011	26,271,849	0.68	574,368	39,663,262	1.51	65,935,111
2012	29,328,604	0.62	584,620	41,172,715	1.40	70,501,319
2013	27,362,485	0.63	554,226	45,805,227	1.67	73,167,712
2014	22,928,394	0.58	427,555	37,360,599	1.63	60,288,993
2015	18,349,859	0.65	383,475	43,862,008	2.39	62,211,867
2016	10,338,984	0.69	229,360	13,344,201	1.28	23,683,185
2017	8,259,030	0.62	164,631	19,632,365	2.38	27,891,395
2018 Q1-Q3	7,212,465	0.62	144,594	18,077,521	2.85	25,289,986
Total to date	234,529,080	0.63	4,733,449	402,834,130	1.72	637,363,210

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Table 6.3: Underground production record 2007-Q32018

Year	Ore Produced (t)	Grade (g/t Au)	Contained Metal (oz Au)
2007	141,496	7.05	32,072
2008	130,675	6.68	28,065
2009	97,367	5.70	17,843
2010	243,643	6.25	48,958
2011	309,047	6.15	61,107
2012	293,064	6.83	64,354
2013	319,681	6.94	71,329
2014	333,678	6.89	73,916
2015	388,212	6.89	85,996
2016	327,691	6.37	67,111
2017	346,397	6.83	76,065
2018 Q1-Q3	470,751	5.88	88,930
Total to date	3,401,702	6.54	715,746

6.5	2017 Acquisition of the Los Filos Mine Complex by Leagold

On April 7, 2017, Leagold completed the acquisition of 100% ownership of the Los Filos Mine Complex through the purchase of DMSL from Goldcorp.

An amended site-wide technical report with an effective date of December 31, 2016 was filed on SEDAR on March 1, 2017 (Stantec, 2017). The technical report included a Preliminary Economic Assessment (PEA) of the Bermejal Underground deposit. The 2017 Stantec report constituted the first declaration of Mineral Resources and Mineral Reserves by Leagold for the Los Filos mine.

Subsequent to the acquisition, Leagold prepared and released an updated technical report for the Property in March of 2018. The Leagold report updated the Mineral Resources and Mineral Reserves for the project to December 31, 2017. The Mineral Resources were prepared using inverse distance algorithm or ordinary kriging and various block sizes depending on the nature of the deposit (open pit or underground). Those Mineral Resource estimates are no longer considered current as they are being superseded by the estimates presented in this report.

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7	Geological Setting and Mineralization
7.1	Regional Geology

The Los Filos Mine Complex is located in the Guerrero Gold Belt and near the center of a large, approximately 200 km diameter circular-shaped feature known as the Morelos-Guerrero Sedimentary Basin. The basin is a thick sequence of Mesozoic platform carbonate rocks comprised of a succession of the Morelos, Cuautla, and Mezcala Formations (Figure 7.1). The Cretaceous carbonates were intruded by a number of early Tertiary-age granitoid bodies. The carbonate units are underlain by Precambrian and Palaeozoic basement rocks.

The Morelos Formation comprises medium- to thick-bedded fossiliferous crystalline limestones and dolomites. The lower contact is not exposed within the Los Filos Mine Complex, but from available Petróleos Mexicanos (PEMEX) drill data, the Morelos Formation is known to have a thickness of at least 1,570 metres near the community of Mezcala.

The Cuautla Formation transitionally overlies the Morelos Formation. This formation comprises a succession of thin- to medium-bedded silty limestones and sandstones with argillaceous partings and minor shale intercalations.

The Mezcala Formation, in turn, transitionally overlies the Cuautla Formation and consists of a platform to flysch-like succession of interbedded sandstones, siltstones, and lesser shales, which have been extensively altered to hornfels near intrusion contacts.

The sedimentary succession was folded into broad north-trending paired anticlines and synclines that were caused by an east-vergent compression during the Laramide time (80-45 Ma). The Los Filos Mine Complex property lies at the transition between belts of overthrust rocks to the west and more broadly folded rocks to the east. Most sedimentary rocks observed on the Los Filos Mine Complex property are of the Morelos Formation.

The Cretaceous sedimentary rocks and Tertiary granitoid intrusions are unconformably overlain by a sequence of Tertiary intermediate volcanic rocks and alluvial sedimentary rocks (red sandstones and conglomerates) that partially cover the region.

Regional structures include sets of northeast- and northwest-trending faults and fractures that cut both the carbonate sequence and the intrusive rocks. The distribution of intrusive bodies along a northwest-trending belt (Guerrero Gold Belt) is thought to reflect the control on their emplacement by pre-existing northwest-trending faults (de la Garza et. al. 1996).

Dissolution of the carbonate rocks has resulted in extensive areas of karst topography consisting of numerous caverns and sinkholes. Typically, a mantle of caliche up to 10 metres thick has developed on the carbonate rocks at surface.

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Source: Leagold, 2018

Figure 7.1: Regional geology map with Guerrero Gold Belt

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7.2	Los Filos Property Geology

The Los Filos Mine Complex geology is predominantly Cretaceous Morelos Formation overlain by the Mezcala Formation (Figure 7.2).

The Tertiary granodiorites that intrude the sedimentary units on the Los Filos Mine Complex property include: the East and West Stocks of the Los Filos Intrusion which are two circular bodies have a total approximate area of 3.5 km2; the Bermejal Intrusion which is an irregularly shaped oblong body extends for over 5 km in a northwest orientation with an area of at least 10 km2; and at the Xochipala Intrusion which has an area of approximately 4 km2. An unnamed granodiorite body with over 4 km2 area is also located in the northeast portion of the property. A Tertiary rhyolite volcanic unit is located on the eastern edge of the property.

Quaternary conglomerate and alluvium fill valley bottoms on the west and southern edges of the property.

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Source: Leagold, 2018

Figure 7.2: Los Filos property geology map with deposits

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7.3	Mineralization

Regional mineralization styles comprise skarn-hosted and epithermal precious metal oxide deposits, as well as volcanogenic massive sulphide deposits. In Guerrero State, these occur in two adjacent arcuate belts, with the Guerrero Gold Belt lying to the east of the volcanogenic massive sulphide belt. Both belts are approximately 30 km wide and over 100 km long, from northwest to southeast (Figure 7.1).

Oxide skarn development occurs at or near the intrusion contacts with the carbonate-rich Morelos Formation sediments on the Los Filos Mine Complex property. Garnet-rich skarn predominates at the base of the deposits with traces of silica grading upward to chlorite, and epidote plus abundant silica toward the top. Sericite is abundant but is restricted to the apexes of the stocks. The oxide skarn formation occurred in three stages, with late hydrothermal veining overprinting the sequence as a fourth stage:

•	Stage 1 Prograde Skarn: Consists of garnet-pyroxene endoskarn with lesser quantities of exoskarn, including massive magnetite, forming an envelope around the stock.
•	Stage 2 Retrograde Skarn: Extensive chlorite-epidote, tremolite-actinolite, and phlogopite-serpentine assemblages with lesser talc, muscovite, and sericite predominate in the upper 400 m of the stock. This halo can be as much as 170 metres wide within the intrusion.
•	Stage 3 Late Skarn: Skarn consists of garnet veins that cut through both first-stage prograde and later retrograde skarn.
•	Stage 4 Late Veining: Consists of two successive gold-bearing stages of silica as well as phlogopite and amphibole veins. Earlier quartz-pyrite-hematite veins were followed by quartz-pyrite, opal chalcedonic quartz veins, and silica flooding along structures as well as within the intrusive matrix.

Pervasive jasperoids typically occur associated with the late veining stage, replacing skarn and intrusive rocks, and forming a silica cap.

The naming hierarchy of the mineralized zones of the major known deposits and their respective locations within the Los Filos Mine Complex are illustrated in Figure 7.2 and Figure 7.3.

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Source: Leagold, 2018
Note: Blue shading relates to naming conventions used to identify current operating areas

Figure 7.3: Los Filos Mine Complex mineral deposit hierarchy

The Los Filos Open Pit comprises the mineralization contained in Los Filos and 4P sectors. The Los Filos sector is the Los Filos mineralization that occurs within or below a shallowly east-dipping diorite sill. The 4P sector can be further subdivided into the Agüita, El Grande, Zona 70, and Creston Rojo zones (Zona 70 and Creston Rojo deposits are also targets of underground mining). The Los Filos Underground is divided into the Los Filos Norte and Sur Sectors. The principal mining areas in the Norte Sector are Nukay, Conchita, and Peninsular. The principal mining areas in the Sur Sector are Diegos, Chimenea, Independencia-Subida, Zona 70 and Creston Rojo.

The Bermejal Open Pit includes mineralization mined in the Bermejal North and South sectors and the Guadalupe deposit. The Bermejal Underground includes material at the north end of the Bermejal Intrusion and below the mined-out portion of the Bermejal Open Pit.

7.4	Los Filos Area Mineralization

In the Los Filos area (identified as Los Filos in Figure 7.3 and all areas contained therein), mineralization is associated with two early Tertiary granodiorite stocks that were emplaced in carbonate rocks and resulted in development of high-temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso to epithermal alteration. Hematite and magnetite are typical skarn minerals, but diopside, which is usually recognized in skarn assemblages, is not present.

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7.4.1	Mineral Deposit Geology

The Nukay and Sur deposits formed along the north and southern margins of the West Stock (Figure 7.4). The Peninsular and Zona 70 deposits formed on the northern and southwest margins of the East Stock, respectively (Figure 7.4).

Source: Leagold, 2018

Figure 7.4: Los Filos Underground - geology and deposit location map

Figure 7.4 shows the area of the Los Filos Underground mine with the workings, that were developed along the mineralization at the intrusion contact, projected to the geological surface. Figure 7.5 is a cross section through the Sur deposit mineralization exploited by the Los Filos Underground workings in the South Sector. Figure 7.6 shows the relative location of the underground deposits with respect to the Los Filos Open Pit.

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Source: Leagold, 2018

Figure 7.5: Geological cross section, Los Filos Underground (section 4840 East)

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Source: Leagold, 2018

Figure 7.6: Los Filos Open Pit - geology and deposit location map

The differing morphology of the East and West Stocks is interpreted to reflect different structural controls during emplacement. The West Stock is roughly circular and approximately 1.3 km in diameter. The East stock is elongate in a north-south direction and is approximately 1.4 km long and 0.5 to 0.7 km wide in the south; in the north, a western lobe extends for 1 km in a west-southwest to east-northeast direction.

The Los Filos Open Pit mineralization is hosted primarily within or on the lower contact of a diorite sill that dips from 20° to 50° to the east, away from the East Stock (Figure 7.7 to Figure 7.11). The diorite was emplaced into a large, moderately dipping active structure that parallels bedding in the marble. The sill has a sigmoidal shape that starts out roughly flat at the stock, extends east at a moderate dip for approximately 200 m, turns south, flattens out, and extends to the Bermejal Intrusion, located approximately 2 km to the south.

On the western edge of the sill, the diorite grades into granodiorite of the main intrusion (the East Stock). Erosion has exposed the upper portions of the sill along with some marble xenoliths.

Beneath the diorite sill, moderately east-dipping bodies and fingers of granodiorite project into the carbonate wall rocks away from the East Stock, forming a lower sill that generally parallels the dip of the upper diorite sill. Over much of the deposit area, a thin sliver of marble lies between the upper diorite sill and the lower granodiorite sill. The lower-sill intrusive bodies extend, at most, halfway across the drilled cross sections. These intrusion projections become less pronounced with depth, and the stock becomes essentially vertical a few hundred meters below the sill.

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In the north-central portion of the Los Filos Open Pit deposit, several of the eastern-most drill holes encountered several hundred metres or more of granodiorite above and below the diorite sill.

Mineralization also occurs along the East Stock intrusion contact at Agüita, El Grande, Zona 70 and Creston Rojo (Figure 7.10 and Figure 7.11).

Source: Leagold, 2018

Figure 7.7: Cross section 6105 GN facing northwest, Los Filos Intrusion and east-dipping sill

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Source: Leagold, 2018

Figure 7.8: Cross section 6420 GN facing northwest, Los Filos Open Pit deposits

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Source: Leagold, 2018

Figure 7.9: Cross section 6945 GN facing northwest, Los Filos Open Pit deposits

Source: Leagold, 2018

Figure 7.10: Geological cross section 7050 GN facing northwest, 4P deposits

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Source: Leagold, 2018

Figure 7.11: Schematic geological cross section 7475 NW, 4P deposits

7.4.2	Alteration

Alteration associated with mineralization is extremely varied and ranges from high-temperature metasomatic to lower-temperature epithermal alteration. However, both beta-quartz (quartz-enriched) granodiorite and diorite sill rocks host the most characteristic and prevalent alteration types, which include the following:

•	Orthoclase mantling, flooding, and veining
•	Quartz flooding and veining
•	Calcite veining
•	Sericite-illite-smectite-kaolinite alteration
•	Hypogene iron oxides, including hematite-specularite, and goethite
•	Sulphide mineralization, consisting of pyrite, chalcopyrite, arsenopyrite, bismuth minerals, and tetradymite

Alteration affects both skarn and non-skarn rocks, and the intensity typically reflects the degree of fracturing of the host rock.

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7.4.3	Metal Zonation

There is a distinct mineralogical zonation across the Los Filos Open Pit deposit:

•	Quartz veining is relatively dominant within or adjacent to beta-quartz granodiorites (i.e., the “proximal” part of the mineralized system)
•	A transition zone in which quartz veining decreases sharply, while sulphide and calcite-quartz veining increases
•	Calcite veining is dominant toward the far edges of the diorite sill (i.e., the “distal” part of the system)
•	Gold grades peak in the transition zone and coincide with the dominance of pure sulphide veins

Relict pods and subsequently altered zones of massive magnetite dominate the exoskarn alteration around the West Stock. The higher-grade gold values found in these iron skarn deposits, as in the Nukay, Subida, and Agüita zones, are interpreted to result from late-stage alteration overprinting of the pre-existing skarn body.

7.4.4	Mineralization - Los Filos Deposit

The diorite sill hosts approximately 75% of the mineralization at the Los Filos Open Pit deposit. Mineralization is structurally controlled by breccias and quartz-hematite-gold (± calcite) veins that occur relatively late in the paragenetic sequence and probably represent the last stage of hydrothermal activity in the deposit. The veins dip at moderate to steep angles (50 to 80 degrees), while the breccias dip more moderately (30 to 40 degrees). Both veins and breccias are developed preferentially within the intrusive rocks and their contacts with marble. The veins typically occur in clusters with spacings of 5 to 50 cm. The breccias tend to occur as isolated or bifurcating structures.

7.4.5	Mineralization - 4P Deposits

The 4P portion of the Los Filos area comprises the El Grande, Agüita, Zona 70, and Crestón Rojo zones. Figure 7.6 provides an overview of the location of the deposits and the associated geology. Figure 7.10 and Figure 7.11 show schematic geological cross sections through the deposits.

Mineralization is hosted within Cretaceous-aged medium-bedded to massive fossiliferous limestone of the Morelos Formation. The carbonates were intruded by granodioritic plutons resulting in the formation of marble within the calcareous rocks and local development of calc-silicate endoskarn in the intrusive rocks. Pods of calc-silicate and iron-rich exoskarn in the marble formed along contacts. These deposits are at the contacts of the East Stock.

El Grande

El Grande is situated in the northwest part of the East Stock where numerous northeast-trending inliers of carbonates lie in a complex relationship with the intrusive rocks. A series of sections oriented northwest-southeast and a perpendicular set oriented southwest-northeast have been constructed, and interpretation of the lithologies on section indicates a series of stacked carbonate slabs that dip 10 to 30 degrees to the northwest, likely following the doming and intrusion-related low-angle structures that project away from the main borders of the stock. The carbonate inliers have been encountered in the upper portions of drill holes, with the lower parts of the same drill holes encountering only massive intrusive rocks. Zones of beta-quartz granodiorite occur within the lower, massive intrusive rocks, but not in the upper, mineralized, inter-slab intrusive bodies.

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Gold mineralization occurs in both the intrusive and the variably altered carbonate slabs. The gold zones tend to be thin and erratic and do not correlate well from hole to hole along lithologic contacts, although the mineralization may be following low-angle structures that crosscut the wall rock slabs.

Agüita

Agüita lies along the northeast side of the east stock, where a thin band of iron skarn has formed along the north-south contact between the granodiorite intrusion and marble. The mineralization extent is about 200 m along strike.

Zona 70

Zona 70, which lies on the southwest side of the East Stock and is to the northwest of Crestón Rojo, has been combined with Crestón Rojo for the purposes of resource estimation. Mineralization within Zona 70 occurs beneath the marble cap rock within a linear, northwest-trending ridge-like cupola of granodiorite that breaches the surface in a small, elliptical outcrop at the TNP095 drill site. Zones of beta-quartz granodiorite were noted in drilling and likely occur along south-dipping, low-angle structures.

Mineralization is associated with a late-retrograde event characterized by K-feldspar-sericite-clay-silica-sulphide-hematite alteration that overprints the retrograde-altered skarn suite. Significant gold values are present only in the highly oxidized material. Although gold values can be present in the beta-quartz granodiorite zones, usually in quartz-calcite-hematite breccia zones along structures, the grades tend to be low compared to the adjacent, strongly altered granodiorite. The higher gold zones appear to be preferentially developed above the beta-quartz granodiorite zones, as is seen in Los Filos. Higher gold values are typically found in zones of stronger clay-sericite alteration. Gold is also found in the thin bands of exoskarn that follow the contact, particularly in zones showing strong late-retrograde alteration to massive iron-oxides with the introduction of significant hematitic jasperoidal silica.

Crestón Rojo

Granodiorite extends beneath the marble cap to the south and southwest away from the East Stock and under the marble that covers the area. The intrusive rocks dip from 5 to 20 degrees in the south along an undulating upper contact. In the northwestern area, the intrusion terminates abruptly, with the edge of the intrusion mass plunging up to 100 metres vertically. The intrusion is tightly constrained, as drill holes have intersected primarily intrusive rocks as close as 30 metres from holes that intersected all marble. The lower intrusion contact bends back flat to the north for 50 metres beneath the intrusion sill before extending vertically again, forming a small, north-trending embayment beneath the main intrusion body.

To the southeast, the intrusion persists beneath 50 to 200 metres of marble capping beyond the limits of the drilling. In the very southern portion of the zone, the intrusion divides into several stacked, shallow-dipping sills ranging in thickness from 20 to 50 metres that appear to represent a feathering of the intrusion body away from the main stock. Elsewhere, the intrusion is suggestive of a sill; however, drilling of up to 200 metres of intrusive rocks in many of the holes failed to intercept a lower contact, except in places near the southeastern portion of the East stock where the intrusion is clearly resolved into several stacked sills, and in the southeastern part of the zone.

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Skarn alteration of the marble developed along most of the intrusion contacts and ranges in thickness from 10 to 30 metres. Virtually all skarn consists of massive magnetite replacement that has subsequently been oxidized to massive iron-oxide, and much has been replaced by later jasperoidal silica.

Gold mineralization is found both in the exoskarn and in the granodiorite and is associated with the clay sericite-silica-K-feldspar-sulphide-hematite alteration typical of mineralization in the East Stock intrusive rocks. Mineralization occurs as scattered, erratic zones with no clear continuity along lithologic projections.

7.5	Bermejal Area Mineralization

The Bermejal area (identified as Bermejal in Figure 7.3 and all areas contained therein) consists of mineralization along the contact of the Bermejal Stock with the carbonate rocks of the Morelos Formation. The Bermejal Open Pit mineralization is typically at the top or on the flanks of the upper portion of the intrusion (Figure 7.12 to Figure 7.15). Mineralization extends below the Bermejal Open Pit and down the steeply dipping intrusion to vertical flanks of the intrusion and at the northern end of the intrusion the mineralization is referred to as the Bermejal Underground deposit.

7.5.1	Mineral Deposit Geology

Deposit geology consists of calcareous and argillaceous rocks of Cretaceous age formation that are intruded by a granodiorite stock of Tertiary age, forming metasomatic halos at the contacts. Iron-oxide skarn mineralization is best developed at the granodiorite-limestone contacts and within endoskarn. The Bermejal Stock is approximately 2 km in diameter, is roughly circular, and connects to a larger mass that extends for several kilometres to the southeast (Figure 7.12).

A shallow dipping, sigmoidal, diorite sill intrudes the marble and extends at least 2 km from the Bermejal Stock to the Los Filos East Stock. The sill is approximately 1.5 km wide, with an average thickness of 100 metres, and joins the northwest side of the Bermejal Stock. The sill is in contact with the Bermejal Stock at approximately 1,200 metres elevation. Mineralization occurs along the upper and lower contacts of the sill within a few hundred metres proximity to the Bermejal Stock. Mineralization below the intersection of the sill and the Bermejal Intrusion tends to be wider and higher grade and is part of the Bermejal Underground deposit (Figure 7.13).

Figure 7.12 shows the surface geology of the Bermejal area, with the outline of a $1200/oz pit shells of the Bermejal and Guadalupe open pits, and the outline of the existing underground workings from the past-producing Guadalupe mine projected to surface.

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Source: Leagold, 2018

Figure 7.12: Bermejal geology and deposit location map

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Source: Leagold, 2018

Figure 7.13: Cross section 2000 SW facing northwest, Bermejal deposit

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Source: Leagold, 2018

Figure 7.14: Cross section 2500 SW facing northwest, Bermejal deposit

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Source: Leagold, 2018

Figure 7.15: Cross section NS1 facing northeast, Guadalupe deposit

7.5.2	Alteration

The endoskarn alteration at Bermejal shows incipient garnetization and marmorization that decreases outward. Major pulses of gold and quartz mineralization occurred later, accompanied by strong retrograde alteration. The retrograde alteration stage destroyed the prograde calc-silicate mineral phases, resulting in chlorite, epidote, and other hydrosilicate minerals. Secondary enrichment of gold and to a lesser extent copper within the oxidation zone is common.

7.5.3	Mineralization - Bermejal

The major mineralized bodies at Bermejal consist of iron-oxide gold skarn with minor amounts of copper and silver at the intrusive-limestone contact. Mineralization also occurs within endoskarn and also disseminated within the hydrothermally altered intrusive rocks.

Surface drilling defined several mineralized bodies around the Bermejal Intrusion with dips ranging from 30 degrees to vertical. Quartz, iron-oxides, high-grade gold mineralized veins, stockwork, and disseminated mineralization are locally important. Both limestone and intrusive rocks host the quartz-iron-oxide and high-grade gold mineralization. Stockworks and disseminated mineralization are restricted to the intrusion. Figure 7.13 and Figure 7.14 are cross sections through the Bermejal Intrusion and show the oxide mineralized zone where deposits occur along the intrusion contacts. Figure 7.15 shows a cross section of the Guadalupe deposit and the Guadalupe Open Pit.

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The Bermejal Stock has at least 900 metres vertical extent and the contact is sub-vertical below the open pit. The Bermejal Underground mineralization extends below the open pit and is divided into the East, Central and West sectors (Figure 7.16).

Source: Leagold, 2018

Figure 7.16: Bermejal Underground deposit in plan

Interpretations developed during the 2017 drilling program defined five mineralized zones related to the spatial distribution and position of mineralization relative to the Bermejal Intrusion and the shallowly-dipping sill (Figure 7.17):

•	Upper intrusion - along the intrusion contact and above the junction of the diorite sill with the Bermejal Intrusion
•	Upper Contact - along the upper side of the diorite sill
•	Sill - mineralization within the diorite sill
•	Lower Contact - along the lower side of the diorite sill
•	Lower Intrusion - along the intrusion contact and below the junction with the diorite sill with the Bermejal Intrusion
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Figure 7.17: Bermejal Underground mineralized zones

The deposit is open laterally and down-dip in the Central Sector.

Bermejal mineralization is predominantly iron-oxide skarn. At depths of more than 250 m, oxidation is pervasive and continuous while sulphides can occur locally and increase within the intrusion stock (endoskarn). Although most gold is associated with iron-oxide bodies at the intrusive-limestone contact, there is also gold contained within mineralized structures, quartz veins, and the pyroxene skarn zone.

Mineralization is distributed around the granodiorite stock, both at the limestone contact and within the intrusion. The extent of limestone replacement is minor compared to the quantity of endoskarn. Thickness of the skarn zones varies from 10 to 150 metres, with an average of 80 metres. Mineralization extends continuously all around the intrusion. The shape of the deposit mimics a shell around the dome-shape of the intrusion. Important structural controls strike north-south and east-west, which account for bends and widening of the zones at some areas.

The mineralogy of the contact zones is predominantly iron-oxides with gold, in association with lesser quantities of copper, lead, zinc, and arsenic, occurring in carbonates and oxides as well as sulphides. Primary minerals are hematite, limonite, magnetite, and jasper, with lesser amounts of pyrite, chalcopyrite, arsenopyrite, sphalerite, galena, pyrrhotite, and marcasite as accessory minerals. Gold occurs as elemental gold or argentian gold in concentrations of 0.3 to 60 g/t. About 80% of the gold is associated with hematite, limonite and magnetite, and the remainder is within quartz and associated with sulphides (pyrite, arsenopyrite and chalcopyrite).

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Sieve analysis of samples coupled with electron microscopy show that most gold is microscopic (92% is less than 100 µm and 8% is less than 150 µm in size). Quartz and calcite, with minor siderite and phlogopite, plus traces of fluorite and orthoclase, occur roughly contemporaneously with primary ore. Anhydrite and gypsum commonly fill vugs within the oxide ores. Secondary oxides are abundant and include plumbojarosite, hematite, goethite, limonite, arsenolite, azurite, malachite, chalcocite, and copper arsenides, with minor amounts of minium, cerussite, and zincite. Calcium and magnesium silicates are abundant and include chlorite, epidote, serpentine, tremolite, actinolite, and talc.

7.5.4	Mineralization - Guadalupe

The Guadalupe deposit is located on the eastern extension of the Bermejal Intrusion and is adjacent to the southeast wall of the planned Guadalupe Open Pit (Figure 7.15). A portion of the mineralization in this area was mined on several levels as a small-scale underground mine between 1939 to 1956. Mineralization comprises iron-oxide gold skarn with minor amounts of copper and silver developed along the intrusion-limestone contact. Mineralization also occurs within exoskarn and can form disseminations within the hydrothermally altered intrusive rocks. Both limestones and intrusive rocks host the quartz-iron-oxide and high-grade gold veins. Stockworks and disseminated mineralization are restricted to the intrusion.

At depths of more than 250 m, oxidation is pervasive and continuous, while minor sulphides occur locally. Although most gold is associated with massive iron-oxide bodies at the intrusive-limestone contact, there is also gold within structures, quartz veins, and the pyroxene skarn zone. Potential exists for additional resources below the portion of the deposit that is already within the Guadalupe Open Pit as mineral resources and mineral reserves.

7.6	Other Prospects and Exploration Targets

The other prospects and exploration targets were summarized in Stantec (2017) and reflect the exploration target areas developed by the Exploration Department for the Los Filos Mine Complex.

7.6.1	Bermejal West and East

Exploration potential remains on the western and eastern sides of the Bermejal Intrusion and also in the San Pablo area to identify additional mineralization that may support resource estimation. The corridor from the north end of the Bermejal Intrusion to the Guadalupe deposit is particularly prospective.

The total potential exploration target size is 1.3 to 4.3 Moz Au. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. The exploration target potential quantity and grade has been determined based on prior drilling intercepts and dimensions. The basis of the targets are as follows.

•	Lateral and down-dip extensions of known deposits
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•	Potential for additional iron-oxide mineralization on intrusion contacts in proximity to mined areas
•	Proximity to (and down dip of) past producing areas such as at the Guadalupe mine.

The total open pit and underground exploration has a potential exploration target range of 15 Mt at 3.5 g/t Au to 31 Mt at 4.8 g/t Au. The potential exploration targets (Figure 7.18) include the following:

•	Bermejal East and West
-	Potential target range: 5.8 Mt at 5 g/t Au to 13.1 Mt at 7 g/t Au.
-	Potential targeted Au oz: 0.9 to 2.9 Moz.
-	Geology: FeOx-Au replacements (hematite and goethite) within limestone and granodiorite.
-	Structural control: Ore zone along the granodiorite contact; includes endoskarn with quartz vein stockwork in granodiorite.
-	Alteration: Propylitic and argillic alteration in the contact zone.
-	Style of mineralization: Iron oxides with gold along the contact of the intrusion.
-	Summary of results: Intercepts of 20 to 40 m averaging 7.0 g/t Au.
•	Guadalupe - Lucero
-	Potential target range: 2.6 Mt at 4 g/t Au to 7.7 Mt at 5.3 g/t Au.
-	Potential targeted Au oz: 0.3 to 1.3 Moz.
-	Geology: FeOx-Au replacements (hematite-magnetite) within limestone and granodiorite.
-	Structural control: Ore zone at the granodiorite contact, with endoskarn in the intrusion.
-	Alteration: Propylitic and argillic alteration.
-	Style of mineralization: Iron oxides with Au, and Cu-Ag.
-	Summary of results: Intercepts of 10 to 20 m averaging 5.7 g/t Au.
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Source: Stantec, 2017

Figure 7.18: Bermejal, Guadalupe and San Pablo exploration potential

7.6.2	San Pablo

Gold mineralization at San Pablo is related to the emplacement of a Tertiary granodioritic stock into limestones and shales of the Morelos and Mezcala Formations, producing marble, skarns, and hornfelsing along the intrusion contacts. Mineralization consists of iron oxides with elevated gold values and has been exploited in old workings at the San Jeronimo mine. Figure 7.19 shows surface geology in the San Pablo area. Figure 7.20 is a cross section showing the typical orientation of drill holes that tested the prospect.

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Source: Stantec, 2017

Figure 7.19: Geology plan, San Pablo prospect

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Source: Stantec, 2017

Figure 7.20: Geological cross section 600 SP2 facing northwest, San Pablo prospect

Exploration target size for San Pablo is:

•	San Pablo
-	Potential target range: 6.5 at 1 g/t to 10.3 Mt at 1.5 g/t Au.
-	Potential targeted Au oz: 0.2 to 0.5 Moz.
-	Geology: FeOx-Au replacements within limestone and granodiorite.
-	Structural control: Ore zone at the granodiorite contact, with endoskarn in the intrusion.
-	Alteration: Propylitic and argillic alteration.
-	Style of mineralization: Iron oxides with Au, and Cu-Ag.
-	Summary of results: Intercept of 15 m at 1.69 g/t Au, intercept of 126 m at 0.61 g/t Au.
7.6.3	Los Filos Underground

Infill and step-out drilling at Los Filos Underground is planned to further develop resources that are open along the strike and down-dip of the known mineral deposits, to the east and west of the existing infrastructure as shown on Figure 7.21. The total potential exploration target range of the Los Filos Underground area is 0.5 to 1.5 Moz Au. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. The exploration target potential quantity and grade has been determined based on prior drilling intercepts and dimensions.

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Source: Stantec, 2017

Figure 7.21: Los Filos Underground exploration areas

The total underground exploration has a potential target range of 3.3 Mt at 5 g/t Au to 7.1 Mt at 6.6 g/t Au. The potential exploration targets include the following.

•	Peninsular: Target range of 0.5 Mt at 5 g/t Au to 1.0 Mt at 7 g/t Au, high-grade in extension along strike from existing mine.
•	Zona 70 - Crestón Rojo: Target range of 0.8 Mt at 5 g/t Au to 2.0 Mt at 7 g/t Au, high-grade oxide less than 1 km from crusher.
•	Nukay Deep and Nukay West: Target range of 0.5 Mt at 5 g/t Au to 1.5 Mt at 7 g/t Au, high-grade extension along and down strike of existing mine.
•	Diegos and Independencia: Target range of 0.4 Mt at 5 g/t Au to 1.0 Mt at 6 g/t Au, extension down strike of existing mine.
•	Los Filos Deep: Target range of 1.1 Mt at 5 g/t Au to 1.6 Mt at 6 g/t Au, continuation along strike of Peninsular ore body.
7.6.4	Xochipala

DMSL previously entered into an exploration agreement with land concessionaries Celia Gene and Celia Generosa to allow drilling of the Xochipala prospect. A drill campaign tested two potentially mineralized targets, consisted of 28 diamond drill holes, which totaled 6,860 metres over a two-year option agreement period.

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The targets are of limited lateral extension, are shallow, and are contained in small roof pendant in the intrusive granodiorite. The diamond drilling below the intrusion contact proved the limestones to be without skarn development. Gold values are mainly related to fractures and not to the contact between the intrusive and limestones. Figure 7.22 details the surface geology along with drill hole locations in the Xochipala area. The results of the mineral exploration showed that the economic mineralization present in the area does not display lateral and depth continuity as found in the Los Filos and Bermejal deposits.

Source: Stantec, 2017

Figure 7.22: Geology plan, Xochipala prospect

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8	Deposit Types

Mineralization identified within the Los Filos Mine Complex is typical of intrusion-related gold-silver iron-oxide skarn deposits. Gold skarns typically form in orogenic belts at convergent plate margins and are related to plutonism associated with the development of oceanic island arcs or back arcs.

Skarns develop in sedimentary carbonate rocks, calcareous clastic rocks, volcaniclastic rocks, or (rarely) volcanic flows. They are commonly related to intrusion of the sediments by high- to intermediate-level stocks, sills, and dykes of gabbro, diorite, quartz diorite, or granodiorite composition. Skarns are classified as calcic or magnesian types; the calcic subtype is further subdivided into pyroxene, epidote, or garnet-rich members. These contrasting mineral assemblages reflect differences in the host rock lithologies, as well as the oxidation and sulphidation conditions in which the skarns developed, as follows:

•	Pyroxene-rich gold skarns typically contain a sulphide mineral assemblage comprising native gold ± pyrrhotite ± arsenopyrite ± chalcopyrite ± tellurides ± bismuthinite ± cobaltite ± native bismuth ± pyrite ± sphalerite ± maldonite. They generally have a high sulphide content and high pyrrhotite:pyrite ratios. Mineral and metal zoning is common in the skarn envelope. Extensive exoskarns generally form with high pyroxene:garnet ratios. Prograde minerals include diopsidic to hedenbergitic clinopyroxene, K-feldspar, Fe-rich biotite, low manganese grandite (grossular-andradite) garnet, wollastonite, and vesuvianite. Other less common minerals include rutile, axinite, and sphene. Late or retrograde minerals include epidote, chlorite, clinozoisite, vesuvianite, scapolite, tremolite-actinolite, sericite, and prehnite.
•	Garnet-rich gold skarns can contain native gold ± chalcopyrite ± pyrite ± arsenopyrite ± sphalerite ± magnetite ± hematite ± pyrrhotite ± galena ± tellurides ± bismuthinite. They generally have a low to moderate sulphide content and low pyrrhotite:pyrite ratios. The garnet-rich gold skarns typically develop an extensive exoskarn, generally with low pyroxene:garnet ratios. Prograde minerals include low manganese grandite garnet, K-feldspar, wollastonite, diopsidic clinopyroxene, epidote, vesuvianite, sphene, and apatite. Late or retrograde minerals include epidote, chlorite, clinozoisite, vesuvianite, tremolite-actinolite, sericite, dolomite, siderite, and prehnite.
•	Epidote-rich gold skarns often contain native gold ± chalcopyrite ± pyrite ± arsenopyrite ± hematite ± magnetite ± pyrrhotite ± galena ± sphalerite ± tellurides. They generally have a moderate to high sulphide content with low pyrrhotite:pyrite ratios. Abundant epidote and lesser chlorite, tremolite actinolite, quartz, K-feldspar, garnet, vesuvianite, biotite, clinopyroxene, and late carbonate form in the exoskarn.

Mineralization frequently displays strong stratigraphic and structural controls. Deposits can form along sill-dyke intersections, sill-fault contacts, bedding-fault intersections, fold axes, and permeable faults or tension zones. In the pyroxene-rich and epidote-rich types, mineralization commonly develops in the more distal portions of the alteration envelopes. In some districts, assemblages of reduced, Fe-rich intrusions can be spatially related to gold-skarn mineralization. Mineralization in the garnet-rich gold skarns tends to lie more proximal to the intrusions.

The deposits of the Los Filos Mine Complex area are considered to be examples of calcic-type skarns. All the deposits are genetically related to porphyritic diorites, tonalites and granodiorites, and the hydrothermal system that accompanied intrusive emplacement.

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Mineralization is either hosted by, or spatially associated with, marble formed during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite, and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite, and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusive rocks. Extensive, deep oxidation of the deposits (that occurred at the time of mineralization) has altered the mineralization into material that is amenable to cyanidation recovery techniques without the need of pre-treatment by roasting or other methods.

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9	Exploration
9.1	Summary

Exploration activities at the Los Filos Mine Complex undertaken by Leagold, its precursor companies, or by contractors (e.g. geophysical surveys) have included regional and detail mapping; rock, silt and soil sampling; trenching; reverse circulation (RC) and diamond drilling; ground Induced Polarization (IP), ground magnetic, and aeromagnetic geophysical surveys. Petrographic studies, mineralization characterization studies, metallurgical testing and density measurements on the different lithologies have also been carried out.

A summary of the historic and more recent work programs completed up to this report’s Effective Date are summarized in Table 6.1.

All exploration activities described in this section of the report, with the exception of the geotechnical work carried out by Call and Nicholas Inc., were carried out prior to Leagold acquiring the property.

9.2	Grids and Surveys

The coordinate system used for all data collection and surveying is the Universal Transverse Mercator (UTM) system North American Datum of 1927 (NAD27) Zone 14Q.

The topographic base map for Minera Nuteck was originally developed in 1999 by Eagle Mapping Group of Vancouver, Canada, using photogrammetric methods and based on a 1:16,000 scale aerial photography. Walcott and Associates undertook ground control surveys. The contours were spaced at two metre intervals, and the base map scale was 1:2,000. In 2004, Eagle Mapping Group expanded the topographic coverage to support infrastructure planning.

Control points included official stations of the National Geodesic Net determined by the National Agency of Statistics, Geography and Information (INEGI).

Control points were distributed throughout the Los Filos Mine Complex property and were taken as the basis to establish the project topography, and more specifically, drill hole collar locations. Collars were surveyed in UTM coordinates using a Sokkia Set 610 total station with 6-second accuracy. Earlier collar surveys were validated by Luismin’s survey crew based on previous triangulation survey landmarks developed by contractor Mr. Juan Herrera, and double-checked with landmarks from the survey developed by Eagle Mapping Group.

9.3	Geologic Mapping

Regional and detailed geological mapping was completed in several phases by Teck Resources in the early 1990s. Map scales varied from regional (1:25,000) to prospect scale (1:1,000). Map results were used to identify areas of quartz veining, alteration, silicification, and sulphide bearing outcrop that warranted additional work.

At present, the open pits are mapped, as operations allow, at a scale of 1:1,000. Underground mapping is typically performed at a 1:250 scale.

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9.4	Geochemical Sampling

Soil, channel, pit, adit, underground, grab, and rock sampling were used to evaluate mineralization potential and generate targets for reverse circulation (RC) and core drilling. Overall, 6,906 surface channel samples and 39,007 underground channel samples were collected and are stored in the Los Filos Mine Complex database as proxy drill holes. No additional geochemical samples were collected in 2017.

The more recent drill programs and production data have superseded surface geochemical data in the immediate mining areas. Geochemical data has not been used in resource estimation.

9.5	Ground Geophysics

Two ground magnetic geophysical surveys were completed in 2007 by Desarrollos Mineros San Luis, S.A. de C.V., over the Los Filos-Nukay zone and over the Minitas area (Stantec, 2017). The surveys investigated the possibility of mineralization between the two main sources of magnetic anomalies. The study area of 847 m × 893 m was selected due to a series of small sources of magnetism. Both surveys used 100 m station spacing, with readings every 30 m and were positioned in the field with a GPS. The ground geophysical surveys were used to vector into mineralization and generate targets for drill programs. Magnetic surveys highlight the intrusion bodies and the contact metamorphism that occurs at the intrusion contact which can be a host for gold skarn mineralization.

9.6	Airborne Geophysics

An airborne magnetics geophysical survey was completed in 2016 over the Los Filos Mine Complex and the regional exploration properties (Figure 9.1). The survey highlights the Tertiary intrusives and demonstrates the association of mineralization with these bodies in the Guerrero Gold Belt.

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N
Ana Paula
El Limon
Los Filos
Bermejal
DMSL_Claims Legend
Guerrero Sur
Filos-Bermejal
Teloloapan
DMSL
Regional Geology
GUERRERO GOLD BELT - Desarrollos Mineros San Luis S.A. de C.V.

Source: Leagold, 2018

Figure 9.1: Airborne magnetics geophysical survey map

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9.7	Petrology, Mineralogy and Research Studies

Age dating, petrographic studies, mineralogical studies, aerial photography, and QuickBird imagery have been completed over the last ten years.

Age-dating studies were performed at the University of Arizona on selected rock samples from Nukay, Los Filos, and Bermejal stocks. Resulting age dates show a 63-68 Ma range of dates for the samples collected from Nukay, Los Filos and Bermejal (Figure 9.2) and are similar to other deposits in the Guerrero Gold Belt.

Figure 9.2: Age-dating study results

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Petrographic studies were completed over a four-year period by Dr. Sidney A. Williams with Paradex Consulting (2010) and a total of 491 outcrop samples were examined. Individual sample reports and responses to questions were received from Dr. Williams for each batch of samples, including petrographic descriptions, relevant photomicrographs, and in some cases microprobe analyses.

Additional petrographic studies were performed during 2010, to establish vein paragenesis (Universidad Michoacana de San Nicolás de Hidalgo, 2010). A total of 23 samples were sent to for petrographic and mineralogical study in 2012 (Universidad Michoacana de San Nicolás de Hidalgo, 2012).

X-ray studies performed by the University of Arizona in 1995 indicated that the primary clay mineral is smectite, with associated illite / montmorillonite, and kaolinite in strongly oxidized samples.

Data from these specialist studies were used to refine geological and mineralogical descriptions and interpretations.

The aerial photography and QuickBird images were used to help locate areas of alteration and exploration potential (Análisis Aeromagnético Del Guerrero Gold Belt).

9.8	Geotechnical and Hydrological Studies

Initial geotechnical studies were completed during the 1990s, and further studies were conducted in 2004 by Golder and Associates in support of feasibility studies for the Los Filos Mine Complex (Golder Associates, 2004). The geotechnical study in 2004 comprised core logging, desktop, and site assessments of subsurface conditions in the immediate vicinity of the mineralization at Los Filos and Bermejal. Hydrological studies were completed in the same period to provide baseline data collection. Work included geotechnical assessment of infrastructure locations such as the proposed plant, waste dump and tailings sites, groundwater exploration, hydrogeological studies, drainage assessments, and water and contaminant studies.

The geotechnical models were reasonably established and are based on drill data, rock mass classification, and stability modeling carried out during the feasibility studies.

Specialized geotechnical and hydrological staff are employed at the Los Filos Mine Complex and monitor the various mining areas on a day-to-day basis. Geotechnical reviews for underground support and investigation of underhand cut-and-fill mining methods was completed by Pakalnis in 2016 and 2017. Additional support is provided on an as-needed basis by external consulting firms.

Call and Nicholas Inc. (CNI) of Tucson, Arizona, was contracted to perform geotechnical studies for the ground support requirements for the exploration portal and decline that is currently being developed to gain access to the Bermejal Underground resource and to provide geotechnical data in support of the mining method selection for the Bermejal Underground engineering studies.

Additional information on the geotechnical and hydrogeological setting of the mine is included in sections 16.0 and 18.0, respectively.

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10	Drilling
10.1	Summary

From 2003 to October 31, 2018, a total of 838,364 m of diamond and reverse circulation (RC) drilling has been completed on the Los Filos Mine Complex, including the 2017-2018 Los Filos and Bermejal Underground drilling programs carried out by Leagold (Table 10.1). This drilling includes surface programs at Los Filos, Bermejal, Bermejal Underground, Guadalupe, San Pablo, and Xochipala areas and the underground drilling programs in the Los Filos North and South Sectors. Figure 10.1 is a collar location map for the drill holes completed over the entire property.

The 2018 drilling program, to October 31, 2018, consisted of 190 core holes and 51 RC holes for a total of 30,638 m. The program involved two contractors and a total of seven drill rigs.

Table 10.1: Drill hole summary table, Los Filos Mine Complex drilling, 2004-October 2018

Year	RC		RC-Core (Combined)		Core		Total
	Number of Holes	Metres	Number of Holes	Metres	Number of Holes	Metres	Number of Holes	Metres
2003	927	180,394	0	0	50	10,386	977	190,780
2004	237	44,421	0	0	72	17,171	309	61,592
2005	0	0	0	0	170	46,195	170	46,195
2006	0	0	0	0	139	25,718	139	25,718
2007	0	0	0	0	161	20,187	161	20,187
2008	54	6,006	0	0	88	20,687	142	26,693
2009	0	0	0	0	238	34,762	238	34,762
2010	0	0	0	0	205	44,416	205	44,416
2011	0	0	0	0	200	51,199	200	51,199
2012	0	0	0	0	175	51,146	175	51,146
2013	0	0	0	0	133	37,162	133	37,162
2014	0	0	0	0	162	48,360	162	48,360
2015	37	5,517	7	1,841	174	40,138	218	47,496
2016	0	0	0	0	237	50,107	237	50,107
2017	0	0	31	13,992	239	57,921	270	71,913
2018	51	2,623	0	0	190	28,015	241	30,638
TOTAL	1,306	238,961	38	15,833	2,633	583,570	3,977	838,364

Note: Includes underground and surface drilling completed at the Los Filos, 4P, Bermejal, Guadalupe, Los Filos Underground deposits. Also includes 28 drill holes at the Xochipala prospect.

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Source: Leagold, 2018

Figure 10.1: Los Filos Mine Complex drill hole location map

Figure 10.2 and Figure 10.3 show the drilling completed in the Los Filos Open Pit and Underground mine areas. Figure 10.4 and Figure 10.5 show the drill locations for all of the Bermejal Open Pit area and Figure 10.6 shows only the drilling in the Bermejal Underground area. Figure 10.7 shows drilling at Guadalupe on the southern end of the Bermejal Open Pit.

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Source: Leagold, 2018

Figure 10.2: Los Filos geology and drill hole location map

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Source: Leagold, 2018

Figure 10.3: Los Filos Open Pit and underground drill hole location map

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Source: Leagold, 2018

Figure 10.4: Bermejal geology and drill hole location map

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Source: Leagold, 2018

Figure 10.5: Bermejal Open Pit drill hole location map

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Source: Leagold, 2018

Figure 10.6: Bermejal Underground deposit drill hole location map

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+428000 E
+429000 E
+430000 E
+431000 E
+432000 E
N
+1975000 N
+1974000 N
+1973000 N
+1972000 N
Looking down
0
250
500
750
1000

Source: Leagold, 2018

Figure 10.7: Guadalupe deposit drill hole location map

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10.2	Drilling Contractors and Equipment

From 1991 to 2000 over 75,000 m was drilled in more than 600 holes by Peñoles and Nuteck on the Los Filos and Bermejal areas (see Table 6.1). The majority of the drilling was RC at Los Filos and after 1995 was performed by Layne de Mexico (Layne) using truck-mounted drills. The main phase of core drilling was completed in 1996 and was carried out by Britton Hermanos de Mexico (Britton Brothers).

The details of the drilling contractors for 2003 to October 31, 2018 is not complete but is provided in Table 10.2. Drill contractors for the 2005 to 2009 drill programs were Major Drilling de Mexico, S.A. de C.V. (Major) and Construcción, Arrendamiento de Maquinaria y Mineria S.A. de C.V. (CAMMSA). Rigs included Longyear 38s and UDR 200s.

Table 10.2: Summary of contractors and drill rigs for 2002 to 2018

Year	Contractor	RC Rigs	Core Rigs
2003	No details	?	?
2004	No details	?	?
2005	Major Drilling de México	?	UDR200
2005-2009	Major Drilling de México	URD200	LY38, UDR200
2005-2009	CAMMSA	-	LY38
2006	Canrock Drilling	-	LY38
2007-2008	Advaiser Drilling	-	LF90
2007	Servicios Interlab de México	-	LF90
2007-2012	Servicios Drilling	-	LY44, LF90
2008	Layne de México	ITRH100	-
2011-2012	Maza Drilling	-	Val d’Or
2011-2012	Servicios Interlab de México	-	LY44
2012	Energold	-	RIGG722, RIGG737
2015	Servicios Drilling	Prospector	DE710, LM75, LF90
2016	Servicios Drilling	Prospector	DE710, TITAN, LF90
2016	BD Drilling	-	LF90, HYDX
2016	Energold	-	RIGG722, RIGG737
2017-18	Servicios Drilling	Prospector	DE710, TITAN, LF90
2017-18	BD Drilling	-	LF90, HYDX
2017-18	Energold	-	RIGG404, RIGG405
2017-18	Major		M95, M64, M67

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Servicios Drilling (Servicios) performed RC drilling during 2015 using a truck-mounted drill rig. Six of these holes were drilled as starters through the barren limestone and then switched to diamond drill core using a DDH-DE710 drill rig. Drilling in 2016, in the Bermejal Underground and Guadalupe areas was completed by Servicios and BD Drilling. The 2017-18 drilling program employed a total of four contractors and 17 rigs, although a maximum of 15 rigs were active at any one time.

All drilling on the Bermejal Underground program was from surface and a total of 11 holes were drilled for 56,280 m. A total of 15-hole deviations were recorded and these holes were re-drilled as deflections or entirely new holes where necessary.

In 2017, the Los Filos Underground drilling program utilized two contractors and a total of eight drill rigs, although not all rigs were active at any one time. A total of 195 holes were drilled for 15,633 m. 138 holes were drilled from underground drill stations and seven were drilled from surface.

The 2018 Los Filos drilling programs to October 31, 2018 totalled 241 holes in 30,638 m. The Los Filos Underground drilling program consisted of 182 holes for a total of 27,212 m. The program involved two contractors and a total of four drill rigs. A total of 51 RC drill holes were completed at Bermejal and Los Filos Open Pits for a total 2,623 m. This comprised 28 holes totalling 1,639 m at Bermejal Open Pit and 23 holes totalling 984 m in Los Filos Open Pit. Eight infill drill holes were completed in the Bermejal Underground and totalled 803 m.

10.3	Drilling Methods
10.3.1	Summary

Core drilling with wireline rigs using diamond-faced bits is the principal drilling method at the Los Filos Mine Complex (69% of metres drilled) due to the soft and fine-grained nature of the oxide mineralization. Core recoveries are recorded for each interval and the average recovery for the oxide mineralization in the 2017 drilling program was 85% and 81% for the Bermejal Underground and Los Filos programs respectively (Table 10.3 and Table 10.4). In 2018 the recoveries were 83% and 87% for the Bermejal Underground and Los Filos programs respectively (Table 10.3 and Table 10.4).

Table 10.3: Core recovery for the 2017 Bermejal drilling program

Year	# Holes	Rock Type	Drilled (m)	Recovered (m)	% Recovery
2017	53	Overburden	693.10	221.49	33
	111	CARB	26,994.90	23,582.35	87
	111	GRAN	12,522.72	11,161.07	89
	109	OXID	7,102.18	6,082.94	85
	35	SULF	322.20	272.74	83
2018	0	Overburden	0	0	0
	8	CARB	448.85	379.93	85
	8	GRAN	123.50	105.22	85
	8	OXID	230.65	190.99	83
	0	SULF	0	0	0

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Table 10.4: Core recovery for the 2017-18 Los Filos drilling program

Year	# Holes	Rock Type	Drilled (m)	Recovered (m)	% Recovery
2017	7	Overburden	26.6	13.12	49
	140	CARB	9,465.30	8,187.29	87
	139	GRAN	2,286.05	2,004.01	88
	113	OXID	1,334.20	1,086.11	81
2018	14	Overburden	83.10	19.37	23
	182	CARB	20,513.55	17,019.77	83
	180	GRAN	4,313.85	3,876.04	90
	151	OXID	2,273.35	1,979.61	87
	4	SULF	28.15	23.85	85

Surface core drilling uses HQ size core (63.5 mm diameter), which is reduced to NQ size core (47.6 mm) where ground conditions warrant. Metallurgical holes were drilled using PQ size core (85 mm), which is reduced to HQ size core where necessary. Underground core drilling typically uses NQ (47.6 mm) or NTW (57.1 mm) but can be HQ size, depending on the rig being used.

Experimentation with various drilling techniques during the exploration programs led to the development of a drilling protocol to optimize sample quality. The rods used are 3 m or 6 m in length, and samples of the drill cuttings are collected at 1.52 m intervals. Core drilling penetration rates averaged 30 to 60 m per day per drill, with an average hole depth of approximately 230 m.

Groundwater is generally absent in the limestone, but minor water flow can be present in the adjacent intrusive rocks. Typically, water is injected to improve drilling rates and sample recovery.

The core was transferred to corrugated plastic core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible ink. The drill hole number, box number, and starting depth for the box was written before its use, and the final depth of the core in the box was recorded upon completion. All the information was marked with indelible ink on the front side of the box and on the cover.

Any break in the core during removal from the core barrel was marked with a “color line.” When breakage of the core was necessary to fill the box, an edged tool and accurate measurement of the pieces of core to fill the remainder of the box was common practice. The end of every run was marked with a wooden block which was marked with the depth of the end of the run.

A fully-equipped logging and sampling core facility and warehouse was constructed at the Los Filos Mine Complex in mid-2006, all core is now processed and stored on site. Personnel from the drilling company (or the drilling company supervisor) transport the core boxes to the core facility.

Core handling logs were completed that included details for all persons involved in any step during the logging and sampling procedures.

Some RC drilling was performed as pre-collars for core drill holes, to reduce costs. The pre-collar was being drilled in barren limestone and therefore no material was collected for analyses. The RC drilling was conducted using downhole hammers and tri-cone bits, both dry and with water injection.

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10.3.2	Surface Drilling

Intersection spacing across the deposits that were drilled from surface is approximately 35 x 35 m in areas with close-spaced drilling and widens to about 70 x 70 m in the areas that are less well drilled. Drill spacing is wider again (i.e. 100 x 100 m) in the areas outside the conceptual pit outlines that are used to constrain mineral resources.

Drill hole azimuths are dependent on the orientation of the deposit being drilled. Dips range from 65° to 90° and are typically 90° for drilling related to the open pit mineralization. Hole depths range from 0 to 600 m and average 350 m.

For the Bermejal Underground deposit, the drill azimuth varies due to the arcuate shape of the strike of the deposit; the primary azimuths are usually 60° and 180° for the eastern and central portions of the deposit, respectively, whereas the drill holes on the western sector were vertical to provide an intersections angle that is close to perpendicular to the sub-sill mineralization.

The relationship between true widths, drill intercepts, lithologies, and gold grades for drill hole intervals in drill holes is shown on the cross sections included in section 7 of this report (refer to Figures 7.7 to 7.11 and Figures 7.13 to 7.15). The Bermejal Underground drilling program used a minimum of 3 g/t over a minimum diluted true width of 3 metres as a threshold for reporting. Drill hole intervals of mineralization are reported with the core length, the true width, uncapped and capped grades.

10.3.3	Underground Drilling

Intersection spacing across the deposits that were drilled in the underground areas is approximately 25 x 50 m and tightened to a final spacing of 25 x 25 m underground drilling. Drill hole lengths vary from about 40 m to as much as 350 m, but typically average about 200 m in length. In the South Sector of the Los Filos Underground Mine, the drill azimuth is usually at 180°, whereas in the North Sector, azimuths are commonly 0° / 360°. The dip of drill holes varies depending on the target mineralization and relative location of the drill hole station; the dips range from 0° to -90°.

10.4	Collar Surveys

Upon completion of the RC or core drill holes, the drill hole collars are surveyed by the Mine Survey department using a Differential GPS. Each hole collar is marked in the field with a length of drill pipe and cemented in place.

Current drill collars are based on a topographic survey in UTM coordinates using a Sokkia Set 610 total station with 6-second accuracy. Earlier collar surveys were validated by Los Filos survey crews based on previous triangulation survey landmarks developed by contractor Mr. Juan Herrera and double-checked with landmarks from the survey developed by Eagle Mapping Group. (refer to section 10.1).

Three exploration grids initially covered the Los Filos deposit: the Mexican State Grid (UTM), the Nuteck grid, and the Los Filos grid. The Nuteck grid orientation was coincident with the UTM grid, and all Nuteck drill hole survey coordinates were initially recorded using the local Nuteck grid system. The Los Filos grid is rotated 15° to the west of the Nuteck grid.

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In 2001, all drill hole coordinates from the 2000 drill campaign were re-surveyed by Teck. Based on this work, a global modification of 60.5 m to all drill hole elevations was made.

All collar surveys in the drill hole database are based on UTM coordinates.

10.5	Downhole Surveys

All core holes are routinely surveyed ‘downhole’ at 50 m intervals using a Reflex EZ Shot instrument that records depth, pullback, raw Azimuth (from which is deducted the current magnetic declination to give a true azimuth, inclination, roll, magnetic field, temperature in Celsius, date and time measured). All of this information is captured in the core logging database.

Pre-2003 holes were surveyed for hole inclination using the hydrofluoric acid test tube etch method. Angle holes were surveyed every 66 m, and vertical holes were tested once at the end of hole. Limited downhole surveying of previous drill holes was undertaken with a computerized gyroscopic probe at intervals of 15 m. However, none of the core holes remained open, and only 67 RC rotary holes could be partially surveyed due to closure and collapse.

10.6	Geological Logging

Logging of core and of RC drill cuttings has followed standard logging procedures since project inception. Initial logging utilized paper forms, with data hand-entered into a database from the logging form. Current logs are completed using computer tablets, with data uploaded directly into an acQuire database through a Wi-Fi connection in the core facility.

Logs currently record lithologies, skarn type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. Until 2001, the logging descriptions were based on alteration terminology, which led to difficulties with actual lithological identification. In 2001, Minera Nuteck completed a thorough field-based geological reinterpretation, which led to re-logging of all available drill core using lithologies, with alteration as a descriptor. Los Filos site personnel have maintained the logging scheme so that a consistent set of primary lithological records exists for the Los Filos Mine Complex property.

Rock quality designations (RQD) and recoveries are recorded as part of the geotechnical logging. RQD measurements are taken by measuring the sections of core greater than 10 cm in length that were not fractured over lengths of 5 m; rock hardness measurements are recorded on a scale of 0 to 5, with 0 being very soft and 5 being very hard. All the discontinuities are classified by type and thickness, and discontinuity orientations were recorded as 0° to 30°, 30° to 60°, and 60° to 90°.

For the 2017 Bermejal Underground geotechnical core logging program, the Q-system for rock mass classification, with joint set, roughness and alteration values, was also utilized.

Core is photographed and video recorded from collar to end of hole; these digital files are stored on hard disc at site.

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10.7	Conclusions

In the opinion of the Qualified Person, the quantity and quality of the lithological, geotechnical, collar survey, and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:

•	Core logging meets industry standards for gold and silver exploration.
•	Collar surveys since 2003 have been performed using industry-standard methods.
•	Downhole surveys performed after 2003 were performed using industry-standard instrumentation and methods.
•	Recovery data from core drilling programs is acceptable.
•	Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole and the orientation of the mineralization, drill intercept widths are corrected to true widths when the drilling is not perpendicular to the mineral deposit.
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11	Sample Preparation, Analyses, and Security
11.1	Summary

Sample collection was conducted by the Exploration Department from 2003 to 2018. Sampling programs prior to 2003 were conducted by Minera Nukay, Minera Nuteck, and Luismin employees.

Los Filos exploration department personnel are responsible for (Figure 11.1) the following:

•	Geological and geotechnical logging
•	Core photography
•	Density measurements
•	Sample selection and numbering
•	Core splitting
•	Preparation of samples for shipping and submission to the external laboratory
•	Incorporation of sample and data assay into the acQuire drill hole database (including data validation)
•	Sample storage (after return of pulp and reject materials from external laboratories)
•	Sample security prior to shipping and after return of samples to site.

All drill core samples for exploration and resource estimation are sent to an external laboratory for sample preparation (currently ALS Chemex, in Guadalajara, Mexico) and assaying (ALS Chemex, in Vancouver, BC, Canada).

Los Filos Open Pit mine staff are responsible for grade control sampling and assaying of blast holes. Los Filos Underground mine geology staff are responsible for face sampling and muck sampling in the underground mine. These samples are prepared and analyzed in the on-site laboratory. This data is not used for resource estimation and is not described further in this section of the report.

11.2	Sampling Methods
11.2.1	RC Sampling

No RC samples were collected from drilling programs in 2017. RC samples were collected from drilling programs in the Bermejal Open Pit and Los Filos Open Pit in 2018.

Drill cuttings from previous RC drilling at Los Filos were sampled at intervals of 1.52 m. The material was split at the drill into several portions of 12 kg or less. Of these, a 300 g “assay split” was shipped to the external laboratory, and the “second split” was stored on the property.

Drill cuttings from previous RC drilling at the Bermejal deposit were sampled dry at intervals of 2 m. The samples were then transferred to the core facility and then riffle split in three cycles until a 10 kg sample was obtained. The split sample was then bagged and tagged and sent to the sample preparation laboratory (at that time the San Luis Potosi facility of Bondar Clegg or the Hermosillo of Skyline Laboratories were in use).

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For RC samples collected in 2018, drill cuttings were sampled dry at intervals of 2 m. All the cuttings were collected in high-strength plastic bags that were previously marked, and then weighed to determine the recovery for the interval. The bags were then transferred to the core facility and then riffle split in three cycles until a 6 kg sample was obtained. The split sample was then bagged and tagged and sent to the sample preparation laboratory (ALS Chemex Guadalajara sample preparation laboratory, approximately 800 km from Los Filos). The remainder of the RC sample was saved in high-strength bags and stored on site.

At times, the previous RC drilling required the introduction of water, and the following sampling method was undertaken:

•	all of the material was passed through a cyclone, which permitted 10% of the suspended solids to be recovered
•	suspended solids and liquid were stored in pre-labeled micropore bags that allowed the samples to dry
•	once dry, the material was weighed, tagged and sent to the laboratory for analysis

All 2018 RC drilling was drilled dry (i.e., without introduction of water during drilling).

A handful of rock chips from each sample interval were collected and logged by experienced onsite geologists. Data from the drill logs were entered digitally into ASCII files for compilation into a drill hole database which was subsequently used for resource estimation.

11.2.2	Core Sampling

Prior to 2003, the mineralized intervals of core were logged at the drill rig due to the soft and friable nature of the material and concern for disturbance of the core during transport. Splitting of the core was supervised by the geologist who logged the core to ensure sample integrity. Splitting was achieved using a tile saw when solid, or with a knife when soft. Samples were typically shorter than 1.5 m.

All core logging and sampling now takes place in the core facility at Los Filos. The intervals of oxide mineralization are friable and easily damaged and therefore the boxes are handled with care during transport to the core logging facility. A flowsheet summarizing the handling of samples is provided in Figure 11.1.

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Source: Stantec, 2017

Figure 11.1: Simplified core sampling procedure for drill core handling

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Since 2003, core samples for exploration and infill drill programs were either split or cut depending on the hardness or competency of the mineralized material. Splitting was conducted manually with a spatula or putty knife or split with Hydrasplit manual hydraulic splitter. Cutting of the core was conducted with 220 V Rockman saws and the core was cut in half longitudinally. The splitting or cutting takes lithological contacts into account, as determined by the geologist during sample interval selection.

HQ and NQ core is split or cut in half. Half of the core is sent for sample preparation and analysis and the remaining half is retained in the core box. Splitting or cutting of core for metallurgical samples usually involves a larger proportion of the core being sent for testwork (i.e. PQ 75% sent for testwork and the rest being retained in the core box).

Samples are usually shorter than 1.5 m with a minimum sample length of 0.3 m and a maximum of 3 m.

Once the samples are cut or split they are bagged and numbered in polyethylene bags.

Quality Control and Quality Assurance (QAQC) samples are added to the sampling sequence and prior to packaging the sample bags for shipment. The QAQC program is described in sections 11.9 and 11.10 of this report and includes duplicate samples, blank samples, low, medium and high-grade standards and periodic repeat assays and external check assays.

Groups of 20 sample bags are placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that were contained within the bag. When approximately 400 samples are accumulated, a truck is sent from the preparation laboratory to collect the samples and transport them to the ALS Chemex Guadalajara sample preparation laboratory, approximately 800 km from Los Filos.

11.3	Preparation and Analytical Laboratories

Sample preparation and analytical laboratories used during the exploration programs on the project include Chemex, ALS Chemex, Bondar Clegg (merged into ALS Chemex in 2001), and Skyline (once part of ALS Chemex), all of whom are independent of Leagold.

11.3.1	2003 to Current

From 2003 onwards, all samples were prepared by Chemex at a new facility established in Guadalajara, Mexico, and were assayed at the Chemex laboratory in Vancouver. Samples of drill cuttings and drill core for programs prior to 2003 were prepared and assayed by standard procedures at Chemex (and later ALS Chemex).

The sample preparation performed by ALS Chemex consisted of:

•	Crushed samples were split to provide a 250 g representative cut
•	Samples were then pulverized to a minimum of 85% passing #200 mesh

These same procedures were used by Goldcorp and also for the Luismin and Minera Nuteck programs.

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All drilling samples were routinely assayed for gold and copper. Following the discovery of the Los Filos deposit, the sample pulps for Los Filos drill holes were resubmitted for silver analysis. All the subsequent drill samples have been assayed for gold, copper and silver. If requested, the laboratory also performed inductively coupled plasma (ICP) emission spectroscopy analyses on 0.5 g samples of pulverized pulps.

Gold assays were run using a one assay-ton (30 g) charge, with an AA finish. Assays exceeding 10 g/t Au were re-analyzed using fire assay with gravimetric finish. Copper and silver assays were performed using a 1 g charge, aqua regia digestion, and AA analysis. Silver values exceeding 100 g/t Ag were re-analyzed using a one assay-ton fire assay with gravimetric finish.

Approximately 2.5% of the splits from the exploration core samples were routinely re-assayed to confirm initial results and, if the check assays were at variance with the original assay, a second split sample was assayed.

11.4	Sample Preparation Procedures

The following procedures apply to core samples that are currently sent to the preparation laboratory:

•	Check of samples received against the manifest of the samples that were sent from Los Filos
•	Weighing of the sample as received and entry into the laboratory LIMS system
•	Drying of sample (oven dry at 105 °C) for 12 hours
•	Crushing of sample to 100% passing 2 mm
•	Splitting of sample to produce a 1.5 kg split and a reject sample
•	Pulverizing sample to 85% passing 75 µm in a ring and puck pulverizer

Every 50th sample is screen-tested to check that the above standards of crushing and pulverizing are being achieved.

The live pulverized sample is further split into 50 gm samples for fire assay. All sample pulps are retained for a period by the laboratory and thereafter returned for storage in the core facility at the Los Filos Mine Complex site.

In 2017 and 2018 ALS Chemex was responsible for sample preparation for all samples from the exploration and infill drilling programs through its non-accredited sample preparation facilities in Guadalajara, Mexico.

After sample collection, and shipment to the laboratory, no employee, officer, director or associate of Leagold is involved in any aspect of the commercial laboratory sample preparation or analysis of samples from the exploration activities at the Los Filos Mine Complex. Only laboratory staff has access to the samples once they receive the samples and sign the chain of custody form.

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11.5	Analytical Testing

All samples from the current drilling programs are analyzed for:

•	Gold using a standard 50 gm Fire Assay with gold detection by flame AAS to a 0.01 ppm detection limit
•	Multi-element analyses using a multi-acid digest method and an ICP-OES finish on 36 elements

All sample analyses are reported electronically in .csv format for easy transfer to the acQuire database. Certificates of analysis are prepared by the laboratory for each sample consignment and are available for download if required.

All samples were dispatched to the Vancouver laboratory facility of ALS Chemex (or predecessor companies) for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis. The laboratory is currently ISO-17025 certified for selected analytical techniques. ALS Chemex is independent of Leagold.

ALS Chemex maintains a laboratory QAQC program which consists of preparation duplicates, laboratory duplicates, blank samples, analytical standards etc. The laboratory QAQC sample results are reported within each batch of samples sent to Leagold.

The SGS laboratory in Durango, Mexico, is usually used as a check laboratory. The laboratory has held ISO-17025 certifications for selected analytical methods since 2009. The laboratory is also independent of Leagold.

11.6	Specific Gravity Data
11.6.1	Los Filos Open Pit

Teck and Luismin collected bulk density data during three different drill programs in 1997, 2001, and 2004, for a total of 839 density measurements. Bulk density measurements were calculated using the water immersion method. The samples were weighed before and after waterproofing (lacquer or wax) and then immersed in water to determine the amount of displacement. The bulk density was calculated by dividing the sample weight by the volume of displaced water.

Bulk density was assigned to model blocks based on the rock type, as shown in Table 11.1.

Table 11.1: Los Filos assigned in-situ bulk densities

Rock Type	Geometallurgical Code	Bulk Density (t/m³)
Intrusion	Ia	2.35
Intrusion	Ib	2.35
Limestone	II	2.55
Endoskarn	III	2.35
Oxides	IV	2.55

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11.6.2	Bermejal Open Pit

In 1999, Peñoles conducted a study of bulk density using diamond drill core. Data from the drilling was divided based on rock type and north versus south pit areas. The results of this study were used to assign grades to the Bermejal Open Pit block model, as shown in Table 11.2.

Table 11.2: Bermejal assigned in-situ bulk densities

Rock Type	Rock Code	Bulk Density (t/m³)
		North	South
Carbonate	60	2.52	2.52
Oxide	720	2.67	2.31
Sulphide	840	2.72	2.69
Intrusion	509	2.36	2.29

11.6.3	Los Filos Underground

To estimate the density for the underground deposits, the Los Filos exploration personnel undertook bulk measurements on 11 representative points of the underground workings in the Los Filos area. The single domain not tested was Peninsular, which did not have exposure and, therefore, the density used for that deposit was based on drill core. The method used was to dig a hole approximately 0.5 m³ in size, to weigh the material extracted from the hole, and to fill the hole with either water or sand, measuring the volume. These 11 samples totaled 3.8 t of material, which is considered more representative than small samples from drill core. The average of the measurements was taken as a single value for each domain. The test results are shown in Table 11.3.

Table 11.3: Los Filos Underground assigned in-situ bulk densities

Mine	Bulk Density (t/m³)
Nukay	3.33
Conchita	2.77
Chimenea	2.53
Peninsular	2.96
Subida-Independencia	3.26
Zona 70	2.66

11.6.4	Bermejal Underground

Bermejal Underground block densities were calculated using the same diamond drill core method as the Bermejal Open Pit. Densities assigned to the appropriate lithologies are shown in Table 11.4.

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Table 11.4: Bermejal Underground assigned in-situ bulk densities

Rock Type	Bulk Density (t/m³)
Carbonate	2.52
Oxide	2.67
Intrusion	2.36
Intrusion Sill	2.36

A review of 3,240 measurements collected during the 2017 drilling programs supported the average values being used and generally suggested that the assigned densities are conservative especially for oxide and intrusion ore types once outlier values are excluded (Table 11.5).

Table 11.5: Density measurements collected for Bermejal Underground 2017 drilling program

Rock Type	Rock Code	Bulk Density (t/m³) - All Samples				Bulk Density (t/m³) - Excluding Top 10% & Bottom 10%
		# Meas.	Min	Max	Average	# Meas.	Min	Max	Average
Carbonate	CARB	1,548	1.01	4.41	2.62	1,274	2.52	2.74	2.63
Oxide	OXID	771	1.61	4.61	2.67	617	2.50	3.85	2.98
Sulphide	SULF	50	2.27	4.48	3.35	40	2.62	4.18	3.33
Intrusion	GRAN	871	1.48	4.55	2.36	796	2.32	3.16	2.60

Ongoing measurements are used to confirm the values assigned to resource models.

Specific gravity data being used in the resource estimates is detailed in section 14 of this technical report. Bulk density data being used in the mining estimates are detailed in section 15 of this technical report.

11.7	Geologic Databases

Geological logging data is recorded on tablet computers directly into an acQuire database. Geotechnical data is logged directly into Excel templates. The logging area has WiFi for connection to the server that hosts the database. Sample and assay data are uploaded digitally. Survey data is imported or uploaded from the survey instruments.

The database manager or designated personnel verify the data during import and filters in acQuire screen out invalid or erroneous measurements. Data is regularly backed up.

11.8	Sample Security and Storage

Sample security at Los Filos relies on the core facility being within secure area and the samples being always attended or locked at the sample collection and dispatch facility. Core boxes are transported to the core facility by the drilling contractors. Sample collection on site is undertaken by Exploration Department personnel. Sample transport to the preparation laboratory is by personnel from the independent laboratory and using their company vehicles.

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Currently, samples that are ready for sample preparation and analysis are picked up at site by ALS Chemex and transported to Guadalajara, Mexico, for preparation. The prepared samples are then sent by air to the ALS Chemex analytical laboratory in Vancouver, British Columbia, Canada.

Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain the preparation laboratory received all samples.

Assay pulps and crushed reject material are returned to the Los Filos core facility for storage. These samples are stored inside the core facility building or on pallets under tarps outside of the core facility.

Drill core is stored in plastic core boxes (wooden boxed for earlier programs) in steel racks in the core facility adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth. Eventually the core boxes are stacked on pallets and stored under tarps outside of the core facility.

11.9	Quality Assurance and Quality Control Programs Pre-2003

Previous Quality Assurance and Quality Control (QAQC) programs at Los Filos and Bermejal are as follows.

Prior to 2000, check-assaying campaigns were undertaken whereby splits from samples were routinely re-assayed to confirm initial results, commonly through a separate analytical laboratory. There is no information whether blanks and standard reference materials (standards) were regularly included with the Los Filos samples submitted for assay.

Blanks and standards were introduced in sampling programs by Minera Nuteck for Los Filos and have been in place since 2000.

Limited data is available on the QAQC programs for the Bermejal deposit prior to the Luismin purchase in 2005; however, internal Peñoles documents from 1997 confirm there was a QAQC program in place for the main laboratory.

The QAQC program and data verification procedures incorporated a system of repeat assaying and blanks. One in twenty samples that was sent to the laboratory was identified for repeat analysis. Goldcorp introduced a blank sample immediately after the repeat sample (i.e. every batch consisted of 22 samples). Blank material was a limestone sourced from the local river, several kilometres distant from the Los Filos Mine Complex area.

Additional information on check assaying programs is provided in previous technical reports (Stantec, 2017; Leagold, 2018).

11.10	Quality Assurance and Quality Control Programs (2003 - 2017)

The Exploration Department has a standard QAQC program in place for all drill core and RC sampling. The QAQC program for samples from drilling includes insertion of duplicate samples, blank samples, and standards (certified reference materials) and also check assaying of a suite of samples at an external third-party laboratory.

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Presently, the QAQC program includes insertion of a duplicate sample after 20 samples, a blank sample after 20 more, then a standard after 20 more samples. This pattern is repeated downhole as sampling continues. Three standards are used: one sample targets typical low grades in that area, another standard targets mid-range grades, and the third targets higher-grade values. The three standards are alternated within each sample set per the ore type for those samples.

Assays are received as a CSV files from the analytical laboratory (ALS-Chemex). During the importing of the assays into the acquire database, the duplicate, blank and standard samples are checked by the software to determine if they are within the acceptance ranges. In the event of a failure, the laboratory is requested to re-analyze the batch of samples that contain the control sample that is outside of the maximum and minimum acceptance ranges. Once the re-assays for the batch of samples are received, and if the control sample is within the accepted range, then the assays are imported to acQuire.

To date, the program has shown good, repeatable results.

11.11	Quality Assurance and Quality Control Program Results for 2017

Total samples collected for the 2017 drilling programs were 17,011 samples for Bermejal Underground and 3,602 samples for Los Filos Underground. The QA/QC samples collected from the 2017 drill program are summarized in Table 11.6. Frequency of failures are summarized in Table 11.7.

Table 11.6: Quality assurance and quality control program for 2017 drilling programs

Item	Grade (g/t Au)	Frequency	Basis (%)	2017 Programs		Note
				Bermejal	Los Filos
Duplicate Sample		1 in 60	2.2	281	168
Blank	<0.005	1 in 60	2.7	268	293	Gravel, BLK42, BLK58 & BLK84
Standard - Low Grade	3.604	1 in 60	0.5	75	29	OxK119
Standard - Med Grade	7.679		0.5	75	26	OxN117
Standard - High Grade	14.92		0.5	75	21	OxP116
External Check Assay			2.8	582	0	To SGS

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Table 11.7: Frequency of failures for the QAQC programs in 2017

Item	Grade (g/t Au)	2017 Bermejal		2017 Los Filos		Note
		# Failures	% Basis	# Failures	% Basis
Duplicate Sample		-	-	-	-	Tolerance of 10%
Blank	<0.005	8	2.98	7	2.38	Outside limit of 0.015 g/t Au
Standard - Low Grade	3.604	1	1.33	0	0	Outside of 2 Std Dev 0.0896
Standard - Med Grade	7.679	2	2.67	0	0	Outside of 2 Std Dev 0.1521
Standard - High Grade	14.92	0	0	0	0	Outside of 2 Std Dev 0.2096
External Check Assay		-	-

11.11.1	Duplicate Samples

Duplicate samples were collected at intervals of every 60 samples. The drill core interval was quartered to provide a duplicate sample. Duplicates start at tag number 20 in the sequence of samples (20, 80, 140, 200, etc.). The duplicate sample information being recorded in the sample book includes the sample interval and the sample number that is being duplicated.

In addition, the scatter plots, calculated absolute difference (AD), absolute of the relative difference (ARD) and absolute of the mean paired relative difference (AMPRD) are reviewed. When a duplicate pair exceeds set thresholds for both the AD and ARD this pair is failed.

The performance of these duplicates during 2017 is within acceptable limits for the Bermejal Underground drilling program (Figure 11.2 and Figure 11.3) and Los Filos Underground drilling program (Figure 11.4 and Figure 11.5).

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Source: Leagold, 2018

Figure 11.2: Duplicate sample scatter plot chart - Bermejal Underground program

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Source: Leagold, 2018

Figure 11.3: Absolute of mean paired relative difference chart - Bermejal Underground program

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Source: Leagold, 2018

Figure 11.4: Duplicate sample chart - Los Filos Underground program

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Source: Leagold, 2018

Figure 11.5: Absolute of mean paired relative difference chart - Los Filos Underground program

11.11.2	Blank Samples

Los Filos uses two types of blank sample materials: a clean barren gravel (BLANCO) and commercially available pulp blanks (BLK42, BLK42). A clean local limestone gravel is used for the “BLANCO” material in order to assess potential “carry-over” contamination that may occur during sample preparation. BLK42 and BLK84 that are commercially available pulp blank material purchased from Rocklabs.

Blank samples were inserted at intervals of every 60 samples. Blank insertion starts at tag number 40 in the sequence of samples (40, 100, 160, 220, etc.). The blank sample information being recorded in the sample book includes the blank number code. When a “High Grade” interval is intersected, a blank is inserted immediately following the “High Grade” sample to examine for carry-over contamination during sample preparation.

The assay results of the blank samples were evaluated in the corporate standard QAQC analysis spreadsheet. Data for the blank analysis portrayed in standard charts with a 0.015 ppm threshold bar. All Blank samples that exceed the 0.015 ppm threshold are compared to the preceding sample. If the preceding sample is relatively elevated in gold the Blank sample is deemed to be contaminated and is failed.

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Only eight of the blank samples were outside of acceptable limits during 2017 for the Bermejal Underground drilling program (Figure 11.6 to Figure 11.8). The results for the blank samples for the Los Filos Underground drilling program are similar and are not included here. The performance of this blank material over the reporting period is deemed to be acceptable. This suggests that the laboratories followed good practices during both sample preparation and analysis.

Source: Leagold, 2018

Figure 11.6: Blank sample chart BLANCO - Bermejal Underground program

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Source: Leagold, 2018

Figure 11.7: Blank sample chart BLK42 - Bermejal Underground program

Source: Leagold, 2018

Figure 11.8: Blank sample chart BLK84 - Bermejal Underground program

11.11.3	Standard Samples

Standards are Certified Reference Materials (CRMs) purchased from Rocklabs and include low, medium and high-grade material.

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Standards are inserted at intervals of every 60 samples. Standard insertion starts at tag number 60 in the sequence of samples (60, 120, 180, 240, etc.). The identification of the standard is recorded in the sample book for the appropriate sample interval.

The standards are prepared in advance (i.e. a specific quantity is placed in envelopes) at the exploration office to eliminate the possibility of contamination. The standard selection for a particular sample number is in a random fashion. To accomplish this, standards are all placed in a rice bag and the operator reaches blindly into the bag to retrieve a pre-prepared standard.

The standard samples that exceeded the certified average and two standard deviations provided by the manufacturer are deemed to have failed. With very few exceptions the standards performed within acceptable limits for each of the standards for the Bermejal Underground drilling program (Figure 11.9 to Figure 11.11). The results for the standard samples for the Los Filos Underground drilling program are similar (all assays were within limits) and are not included here. The performance of these standard materials over the reporting period is deemed to be acceptable.

Source: Leagold, 2018

Figure 11.9: CRM chart - rocklabs oxide low grade Au standard OxK119 - Bermejal Underground

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Source: Leagold, 2018

Figure 11.10: CRM chart - rocklabs oxide medium grade Au standard OxN117 - Bermejal Underground

Source: Leagold, 2018

Figure 11.11: CRM chart - rocklabs oxide high grade Au standard OxP116 - Bermejal Underground

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11.11.4	Check Assays

A total of 582 samples with assay values over 1 g/t were sent to SGS for Check Assays for the Bermejal Underground drilling program. A comparison of the results is presented in Figure 11.12. The results compare very well and show the assays are acceptable for use in resource estimation.

Source: Leagold, 2018

Figure 11.12: External check assay chart - Bermejal Underground drilling program

11.12	Quality Assurance and Quality Control Program Results for 2018

Total samples collected for the 2018 drilling programs were 14,026 samples, these are comprised of 2,588 samples for Bermejal Open Pit (54 RC holes), 5,418 samples Los Filos Open Pit (23 RC holes and 5 core holes), 468 samples in Bermejal underground and 5,552 samples Los Filos Underground. The QA/QC samples collected from the 2018 drill program are summarized in Table 11.8. Frequency of failures are summarized in Table 11.9 and 11.10. The standards are considered low, medium and high relative to the grades of mineralization being encountered (i.e. the range of grades for open pit mineralization is lower than underground mineralization).

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Table 11.8: Quality assurance and quality control program for 2018 drilling programs

Item	Grade (g/t Au)	Frequency	2018 Programs				Note
			Bermejal OP	Los Filos OP	Bermejal UG	Los Filos UG
Duplicate Sample		1 in 60	28	16	15	203
Blank	<0.005	1 in 60	27	39	16	246	Gravel, BLK48 & BLK84
Standard - Low Grade OP	0.414	1 in 60	9	12	1		OXD108
Standard - Med Grade OP	0.806		8	12	1		OXF125
Standard - High Grade OP	2.365		9	11			OXJ120
Standard - Low Grade UG	3.604	1 in 60		1	4	48	OxK119
Standard - Med Grade UG	7.679			1	2	37	OxN117
Standard - High Grade UG	14.92				1	33	OxP116

Table 11.9: Frequency of failures for the QAQC programs for open pit drilling programs in 2018

Item	g/t Au	Bermejal OP		Los Filos OP		Note
		# Failures	% Basis	# Failures	% Basis
Duplicate Sample		7	25	4	25
Blank	<0.005	0	0	0	0	Outside limit of 0.015 g/t Au
Standard - Low Grade OP	0.414	0	0	1	8.3	Outside of 2 Std Dev 0.0062
Standard - Med Grade OP	0.806	0	0	0	0	Outside of 2 Std Dev 0.0102
Standard - High Grade OP	2.365	0	0	0	0	Outside of 2 Std Dev 0.0564
Standard - Low Grade UG	3.604			0	0	Outside of 2 Std Dev 0.0896
Standard -Med Grade UG	7.679			0	0	Outside of 2 Std Dev 0.1521
Standard - High Grade UG	14.92					Outside of 2 Std Dev 0.2096

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Table 11.10: Frequency of failures for the QAQC programs for underground drilling programs in 2018

Item	Grade (g/t Au)	Bermejal UG		Los Filos UG		Note
		# Failures	% Basis	# Failures	% Basis
Duplicate Sample		2	13	41	20
Blank	<0.005	0	0	2	0.8	Outside limit of 0.015 g/t Au
Standard - Low Grade OP	0.414	0	0			Outside of 2 Std Dev 0.0062
Standard - Med Grade OP	0.806	0	0			Outside of 2 Std Dev 0.0102
Standard - High Grade OP	2.365					Outside of 2 Std Dev 0.0564
Standard - Low Grade UG	3.604	0	0	2	4.2	Outside of 2 Std Dev 0.0896
Standard - Med Grade UG	7.679	0	0	0	0	Outside of 2 Std Dev 0.1521
Standard - High Grade UG	14.92	0	0	0	0	Outside of 2 Std Dev 0.2096

11.12.1	Duplicate Samples

Duplicate samples are collected at intervals of every 60 samples. The drill core interval is quartered to provide a duplicate sample. Duplicates start at tag number 20 in the sequence of samples (20, 80, 140, 200, etc.). The duplicate sample information being recorded in the sample book includes the sample interval and the sample number that is being duplicated.

In addition, the scatter plots, calculated absolute difference (AD), absolute of the relative difference (ARD) and absolute of the mean paired relative difference (AMPRD) are reviewed. When a duplicate pair exceeds set thresholds for both the AD and ARD this pair is failed.

The duplicate sampling program show fair performance for the two open pit RC drilling programs with 25% of sample pairs outside of limits as shown for both the Bermejal Open Pit drilling program (Figure 11.13 and Figure 11.14) and Los Filos Open Pit drilling program (Figure 11.15 and Figure 11.16). The duplicate samples from the diamond drilling programs performed better at 13% outside limits for Bermejal underground drilling program (Figure 11.17 and Figure 11.18) and 20% outside limits for the Los Filos Underground drilling program (Figure 11.19 and Figure 11.20). Performance of duplicate sampling should be monitored carefully in 2019 drilling programs.

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Source: Leagold, 2018

Figure 11.13: Duplicate sample scatter plot chart - Bermejal Open Pit program

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Source: Leagold, 2018

Figure 11.14: Absolute of mean paired relative difference chart - Bermejal Open Pit program

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Source: Leagold, 2018

Figure 11.15: Duplicate sample chart - Los Filos Open Pit program

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Source: Leagold, 2018

Figure 11.16: Absolute of mean paired relative difference chart - Los Filos Open Pit program

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Source: Leagold, 2018

Figure 11.17: Duplicate sample scatter plot chart - Bermejal Underground program

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Source: Leagold, 2018

Figure 11.18: Absolute of mean paired relative difference chart - Bermejal Underground program

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Source: Leagold, 2018

Figure 11.19: Duplicate sample chart - Los Filos Underground program

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Source: Leagold, 2018

Figure 11.20: Absolute of mean paired relative difference chart - Los Filos Underground program

11.12.2	Blank Samples

In 2017 Los Filos used two types of blank sample materials: a clean barren gravel (BLANCO) and commercially available pulp blanks (BLK42, BLK84). A clean local limestone gravel was used for the “BLANCO” material in order to assess potential “carry-over” contamination that may occur during sample preparation. BLK42 and BLK84 are commercially available pulp blank material purchased from Rocklabs.

Blank samples were inserted at intervals of every 30 samples. Blank insertion started at tag number 40 in the sequence of samples (40, 70, 100, 130, etc.). The blank sample information being recorded in the sample book included the blank number code. When a “High Grade” interval was intersected, a blank was inserted immediately following the “High Grade” sample to examine for carry-over contamination during sample preparation.

The assay results of the blank samples are evaluated in the corporate standard QAQC analysis spreadsheet. Data for the blank analysis were portrayed in standard charts with a 0.015 ppm threshold bar. All Blank samples that exceeded the 0.015 ppm threshold were compared to the preceding sample. If the preceding sample was relatively elevated in gold the Blank sample was deemed to be contaminated and was failed.

None of the blank samples were outside of acceptable limits during 2018 Los Filos Underground drilling program. The performance of this blank material over the reporting period was deemed to be acceptable. This suggests that the laboratories followed good practices during both sample preparation and analysis.

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In 2018 Los Filos used two types of blank sample materials: a clean barren gravel (BLANCO) and commercially available pulp blanks (BLK84, BLK88). A clean local limestone gravel is used for the “BLANCO” material in order to assess potential “carry-over” contamination that may occur during sample preparation. BLK84 and BLK88 are commercially available pulp blank material purchased from Rocklabs.

Blank samples are inserted at intervals of every 60 samples. Blank insertion starts at tag number 40 in the sequence of samples (40, 100, 160, 220, etc.). The blank sample information being recorded in the sample book includes the blank number code. When a “High Grade” interval is intersected, a blank is inserted immediately following the “High Grade” sample to examine for carry-over contamination during sample preparation.

The assay results of the blank samples are evaluated in the corporate standard QAQC analysis spreadsheet. Data for the blank analysis portrayed in standard charts with a 0.015 ppm threshold bar. All Blank samples that exceed the 0.015 ppm threshold are compared to the preceding sample. If the preceding sample is relatively elevated in gold the Blank sample is deemed to be contaminated and is failed.

In 2018, BLANCO were only inserted within the samples from the Bermejal Open Pit RC drilling program. No failures were reported (Figure 11.21).

Only two of the BLK84 blank samples were outside of acceptable limits during 2018 for the Los Filos Underground drilling program (Figure 11.22). All other results for the BLK84 and BLK88 blank samples for the other drilling programs returned no failures. The performance of these blank materials over the reporting period is deemed to be acceptable. This suggests that the laboratories followed good practices during both sample preparation and analysis.

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Source: Leagold, 2018

Figure 11.21: Blank sample chart BLANCO - Bermejal Open Pit program

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Source: Leagold, 2018

Figure 11.22: Blank sample chart BLK84 - Los Filos Underground program

11.12.3	Standard Samples

Standards are Certified Reference Materials (CRMs) purchased from Rocklabs and include low, medium and high-grade material. The standards are considered low, medium and high relative to the grades of mineralization being encountered (i.e. the range of grades for open pit mineralization is lower than underground mineralization).

Standards are inserted at intervals of every 60 samples. Standard insertion starts at tag number 60 in the sequence of samples (60, 120, 180, 240, etc.). The identification of the standard is recorded in the sample book for the appropriate sample interval.

The standards are prepared in advance (i.e. a specific quantity is placed in envelopes) at the exploration office to eliminate the possibility of contamination. The standard selection for a particular sample number is in a random fashion. To accomplish this, standards are all placed in a rice bag and the operator reaches blindly into the bag to retrieve a pre-prepared standard.

The standard samples that exceeded the certified average and two standard deviations provided by the manufacturer are deemed to have failed. With very few exceptions the standards performed within acceptable limits for each of the standards for all the drilling programs. One standard failed for a low grade standard (OXD108) in the Los Filos Open Pit RC drilling program (Figure 11.23) and two standards failed for the low grade standard (OXK119) in the Los Filos Underground drilling program (Figure 11.24). The results for the standard samples for the other drilling programs were within limits and are not included here. The performance of these standard materials over the reporting period is deemed to be acceptable.

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Source: Leagold, 2018

Figure 11.23: CRM chart - rocklabs oxide low grade Au standard OxD108 - Los Filos Open Pit

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Source: Leagold, 2018

Figure 11.24: CRM chart - rocklabs oxide low grade Au standard OxK119 - Los Filos Underground

11.12.4	Check Assays

An external check assay program was not completed on the drilling programs conducted at the Los Filos Mine Complex in 2018.

11.13	Twinned Drillholes

A number of RC holes at the Los Filos Mine Complex have been twinned with core drill holes. Nowak (2002) reviewed the twin data available in 2002 and concluded the following:

•	Differences exist between core and RC assays
•	At lower elevations, below 1,500 masl (site elevation), grades from core composites are on average lower, and at higher elevations are higher than the grades from RC assays
•	Overall, grades from core composites can be 10% higher than from RC composites

Micon (2003) reviewed 15 sets of twinned RC-core holes, concluding that only 2 twins out of 15 indicated the possibility of downhole contamination. The remainder of the twin sets showed good agreement in identifying the mineralized zone, with differences in average grades explained by nugget effect in two samples taken several meters apart in most cases.

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Micon (2003) also compared 1,769 core assays to the nearest RC value from the twinned holes. The core samples had a higher mean value of 1.2 g/t Au, compared to 0.98 g/t Au in RC holes. Scatter plots did not indicate any bias with pairs clustering around the equal value line; however, there was poor agreement overall as shown by a high degree of scatter and a low-correlation coefficient.

No twinning of holes has been conducted during 2017 or 2018.

11.14	Database Validation and Verification on Data Import

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. For example, data filters are established within the logging software to prevent erroneous codes from being entered in the geologic database. Also, control samples are checked during assay importation to ensure that if the control sample are outside of the accepted range, then the laboratory is requested to re-assay the sample batch.

Nowak (2002) verified a portion of the assay drill hole database and collar coordinates against source information. Approximately 38% of the whole assay database was verified, for a total 23,946 of 62,941 assays. Attention was paid to assays from the central high-grade area of the Los Filos deposit, which would provide a significant portion of the ore for initial mining. Errors identified were minor and accounted for less than 1% of the database. A total of 370 out of 456 drill collars was checked; errors were noted with the locations of seven holes, and the database was accordingly modified.

During 2003, Micon completed a database review in support of technical report preparation. No significant errors were noted in the database.

Goldcorp (then Wheaton River Minerals) undertook a due diligence review of the Bermejal deposit and Minera El Bermejal’s data during 2003. A team of employees and external consultants performed the review in which no significant issues were identified.

Snowden (2006) reviewed the Los Filos geological and assay databases supplied by Luismin’s geological department in 2004 and cross-checked these with data sourced from Micon’s 2003 report and work conducted for Goldcorp in 2003. Any inconsistencies were investigated and resolved. Geological interpretations and data developed by Luismin were reviewed by Snowden as new data became available during 2004 and 2005.

Other data verification work performed by Snowden during 2004 and 2005 included the following:

•	Detailed review of 5% of the geological logs provided by Luismin
•	Examination of assay certificates and cross-checks against the database supplied by Luismin
•	Verification of extreme values
•	Four visits to site to review aspects of the drill program and reviews with the geological department
•	Review of the quality control procedures
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•	Routine validation of the database to check for inconsistencies such as inconsistent hole lengths, missing intervals, zero-length intervals, and out-of-sequence records.

Snowden visited the Bermejal site from 27 September to 02 October 2005 and reviewed the geological interpretations, cross-checked assay certificates with the database, and inspected core from the 2005 Luismin core drilling program. The location of a number of Luismin drill hole collars was verified.

Database checks comprised the following:

•	Routine validation of the database to check for inconsistencies such as hole lengths, missing intervals, zero-length intervals, and out-of-sequence records.
•	Reconciliation of the drill hole layout with respect to earlier maps.
•	Check on the reasonableness of the geological interpretations.
•	Comparison of the assay statistics with those provided from the Goldcorp 2003 study, as a cross check.
11.15	Conclusions

All collection, splitting, and bagging of RC and core samples were carried out by Minera Nukay, Minera Nuteck, Wheaton River, Luismin, or DMSL personnel, depending on the date of the drill program. The re-analysis program for some of the programs conducted prior to 2003 mitigated potential issues with analyses from those programs. The review of earlier programs did not identify any concerns with the practices used for these drilling programs that could affect Mineral Resource or Mineral Reserve estimation.

In the opinion of the Qualified Person, the sampling, sample preparation, security and analytical methods currently in use are acceptable, meet industry-standard practices, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes. The sample preparation and analytical laboratory are independent of Leagold. A QAQC program is in use by the Los Filos exploration department and the independent laboratory also maintains their own lab QAQC program to monitor the performance, accuracy and precision of the analyses at the laboratory.

Specific gravity and bulk density determination methods are acceptable and meet industry-standard practices.

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12	Data Verification
12.1	Summary

SRK carried out several site visits as part of the preparation of this report. Several drill holes were examined for consistency of logging and sampling. SRK carried out database validations by comparing data from drill logs to digital data, no errors were noted. SRK compared digital assay data included in the drill database against original assay data sheets provided by the assay laboratory and did not observe any data entry errors. The Qualified Person responsible for this section of this report considers that the data has been verified and is adequate for the purposes used in this technical report.

12.2	Verifications by SRK

SRK carried out several site visits as part of the preparation of this report. During the site visits the core logging and sampling procedures were examined. Several drill holes were examined for consistency of logging and sampling. Drill sites were located and confirmed with hand held GPS. The QAQC procedures and results used by Los Filos geologists to handle, log, and prepare samples for shipment and the QAQC programs in place were reviewed.

Los Filos typically reviews all standards that are more than two standard deviations from the accepted value and requires re-assay of those batches where the standard value is three or more standard deviations from the accepted value.

Los Filos submits quarter-core duplicate samples on a regular basis. Analysis of the results indicated that within the confines of duplicates with coarse-grained gold, analytical results were acceptable up to grades of 30 g/t Au. Above this value, the precision and repeatability were erratic.

SRK also carried out database validations by comparing data from drill logs to digital data, no errors were noted. SRK compared digital assay data included in the drill database against original assay data sheets provided by the assay laboratory and did not observe any data entry errors. SRK did notice that some missing data (unsampled intervals) that had been entered as zero values. While this practice is generally considered acceptable and conservative, the missing data incorrectly entered as zero values resulted in a slight underestimation of the sulphur values in the Los Filos pit area. These entries were removed from the database and the estimates were reproduced without the zero values.

In SRK’s opinion, the current procedures meet industry standards and there are no significant issues that would preclude the use of data in Mineral Resource and Mineral Reserve estimation. Following review of the QAQC checks, SRK accepted the analytical data and deemed it appropriate to support Mineral Resource estimation.

12.3	Conclusions

The Qualified Person responsible for this section of this report considers that the data has been verified and is adequate for the purposes used in this technical report.

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13	Mineral Processing and Metallurgical Testing
13.1	Summary

Extensive testwork programs have been undertaken at different laboratories for the Los Filos Mine Complex over the last decade. The metallurgical testwork on samples from the various deposits and ore types were conducted on drill core composites, reverse circulation (RC) cuttings, and rotary air blast (RAB) drill samples considered representative of the ore deposit at the time of each test program. A summary list of the programs is included in Table 13.1. The relevant metallurgical programs are presented and discussed in this section.

Los Filos Open Pit uses geometallurgical domains for defining ore types, whereas Los Filos Underground, Bermejal Open Pit, and Bermejal Underground use rock type domains for defining ore types. Targeted ore types by metallurgical domains and rock types are listed in Table 13.2 and Table 13.3, respectively. The relevant metallurgical programs are presented and discussed in this section.

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Table 13.1: Summary, gold extraction metallurgical testwork

Program	Ore	No. Of Samples	Head Analysis	Bottle Roll Testwork	Compacted Permeability Testwork	Agglomeration Testwork	Bond Work Index Testwork	Diagnostic leach test	Gravity	Carbon-in-Leach (CIL)	Column Leach (HL)	Comminution
KCA 2005-2006	Bermejal Open Pit	31	✓	✓	✓						✓
KCA 2009	Los Filos Underground	7	✓	✓	✓	✓					✓
	- Nukay High Grade
	- Los Filos Low Grade
KCA 2012	Los Filos Open Pit	39	✓	✓		✓					✓
KCA 2013	Los Filos Open Pit	33	✓	✓		✓					✓
	Bermejal Open Pit
	Los Filos Underground
KCA 2014	Los Filos Open Pit	10		✓			✓				✓
	Bermejal Open Pit
	Los Filos Underground
KCA 2014 - Part 1	Los Filos Open Pit	18	✓	✓							✓
	Bermejal Open Pit
	Los Filos Underground
KCA 2015 - Part 2	Los Filos Open Pit	19	✓	✓		✓					✓
	Bermejal Open Pit
KCA 2015	Peninsular zone	6	✓	✓		✓					✓
KCA 2016	Cuerpo Centro	143	✓	✓		✓			✓		✓
	Cuerpo Este
	Cuerpo Oeste
KCA 2017	Bermejal Underground	11	✓	✓	✓	✓					✓	✓
KCA 2018	Bermejal Underground	6	✓	✓				✓		✓
	Bermejal Open Pit
ALS 2018	Guadalupe	6	✓	✓				✓

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Table 13.2: Ore type summary by geometallurgical code

Deposit	Geometallurgical Domain	Comment
Los Filos Open Pit	Ia	Diorite or granodiorite dike; any intrusion or endoskarn with >30% clay; Ex1 with >10% clay
	Ib	Diorite or granodiorite dike or Ex1 protolith; any intrusion with ≤30% clay; endoskarn with >10% but ≤30% clay; Ex1 with <10% clay
	II	Morelos Formation carbonate protolith; any carbonate rock without significant skarn alteration
	III	Diorite or granodiorite dike or granodiorite dike protolith; endoskarn with <10% clay
	IV	Morelos Formation carbonate protolith; any Ex2, Ex3 or Jasperiod

Table 13.3: Ore type summary by rock type

Deposit	Rock Type	Comment
Los Filos - 4P	Oxid	Oxide
	Carb	Limestone
	Gran	Granodiorite
Bermejal	Oxid	Oxide
	Gran	Granodiorite - Intrusive
	Carb	Carbonate
	Hf	Hornfels
Nukay	Oxid	Oxide - Mixed or mineralized Limestone or Granodiorite mineralization types are not significant
Guadalupe	Oxid	Oxide
	-	The Mixed classification is not applicable at Guadalupe
	Sulf	Sulphide

13.2	Metallurgical Testwork for Los Filos and Bermejal Open Pits, Los Filos Underground

The metallurgical testwork described in the following sections has been performed exclusively by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, USA over the period from 2005 to 2017.

13.2.1	KCA (2005-06)

Eighty-three super sacks of material from Bermejal Open Pit deposit were composited into 31 samples from various declines within the open pit and were sent to KCA for testwork. From the 31 composite samples, 15 separate composite samples were generated: six samples by locations in decline ramps and nine samples according to lithology, gold content and percent cyanide soluble copper. Of the nine samples, eight were described as oxide material and one as sulphide.

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Testwork completed on all the 15 composite samples included head analyses and cyanide bottle roll leach tests. Additional testwork was completed on the eight oxide bulk composite samples, namely compacted permeability tests and column leach tests on four samples of as-received material and on four samples of material crushed to 100% minus 25 mm.

Head Analyses

Head analyses were completed on each of the 15 composite samples for gold and silver. The average assays ranged from 0.41 to 3.14 g/t Au and 3.6 to 94.4 g/t Ag.

In addition, each of the nine bulk composite samples were assayed semi-quantitatively by means of ICAP-OES for an additional series of 21 elements, and whole rock analyses. Each separate bulk composite sample was assayed via quantitative methods for total carbon, total sulphur and mercury. A cyanide soluble copper shake test was also conducted on a portion of the pulverized head material for each separate bulk composite sample.

Bottle Roll Testwork

Cyanide bottle roll leach tests were conducted on a portion of each of the 15 separate composite samples. The tests were completed on material dry-pulverized to 100% minus 0.106 mm (80% passing 0.075 mm). The average gold extraction was 75.3% after two days of leaching on pulverized material. The samples had an average sodium cyanide consumption of 2.52 kg/tonne and an average hydrated lime addition of 3.2 kg/tonne. The average silver extraction was 54.2% after two days of leaching on pulverized material. Copper extraction averaged 16.7% after two days of leaching on pulverized material.

Compacted Permeability Testwork

Compacted permeability testwork was completed on two of the as-received oxide bulk composite samples under varying conditions. The variables examined were material type, particle size (minus 150 mm and minus 25 mm) and compaction loading (equivalent to 15, 30, 60 and 90 m of overall heap heights).

For the compacted permeability tests, the material was not agglomerated with cement. For the purpose of simulating the “load” on the material, an overall expected heap density of 1.8 tonnes per cubic metre (t/m3) was utilized for the tests. These tests were intended to simulate the heap percolation rate at the very bottom of a heap under the compressive load of the respective total heap height. The overall results of the tests were then examined to determine Pass or Failure. Flow rate, the percent slump, percent pellet breakdown and solution color and clarity were all monitored to provide meaningful indications and to help judge what represented a “Pass” or “Fail”.

For these series of tests, one oxide sample passed all of the permeability tests under both gradation and all effective leach height conditions. The second sample failed when tested at the as-received gradation (minus 150 mm) and the crushed gradation (minus 25 mm) due to low flow rates (i.e. less than the equivalent solution application rate of 10 to 12 litres per hour per square metre (L/hr/m2)) for equivalent leach heights of 30 and 60 m and 15 and 30 m, respectively.

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Column Leach Testwork

Eight separate column leach tests were conducted on the oxide bulk composite material. The first four composite samples were completed on as-received material (minus 150 mm), whereas the second set of four columns contained material crushed to 100% minus 25 mm. The columns were all allowed to actively leach for between 122 and 222 days.

For the four as-received samples (i.e. non-crushed), the overall average gold extraction was 62% after an average leach period of 222 days based upon an average calculated head grade of 0.51 g/t Au. Silver extraction averaged 4% based on a calculated head grade of 11.5 g/t Ag and leached over the same period. Sodium cyanide consumption averaged 0.76 kg NaCN/tonne and 2.12 kg/tonne Ca(OH)2 with no cement addition.

For the four crushed samples (100% minus 25 mm), the overall average gold extraction was 62% after an average leach period of 126 days based upon an average calculated head grade of 1.11 g/t Au. Silver extraction averaged 10% based on a calculated head grade of 19.9 g/t Ag and leached over the same period. Sodium cyanide consumption averaged 0.70 kg NaCN/tonne and 2.11 kg/tonne Ca(OH)2 with no cement addition.

Following the column leach testwork, two of the column tests on the crushed material were used for detoxification testwork. Total cyanide and weak acid dissociable (CNWAD) cyanide analyses were conducted periodically throughout the duration of the detoxification testing, until a CNWAD value less than 0.2 mg/L was obtained for three consecutive days as compared to initial CNWAD of 278 to 464 mg/L.

13.2.2	KCA (2009)

In January 2009, 92 drums of mineralized material from Los Filos Underground deposit were composited into high-grade, low-grade, and waste composites and sent to KCA for testwork. The material received represent seven samples and were designated as the Nukay high grade samples. Samples making up the Nukay high-grade composite were sourced from the Nukay West, La Conchita, La Subida, and San Andres zones. Los Filos material was used for the Los Filos high-grade and low-grade composites.

Metallurgical testwork completed on the Nukay and Los Filos material included head analyses, milled bottle roll leach testwork, percolation testwork, compacted permeability testwork, and column leach testwork.

Column leach tests were conducted in duplicate on the Nukay high-grade composite material that had been stage-crushed to 100% minus 50 mm, 100% minus 25 mm and 100% minus 12.5 mm. Similarly, column leach tests were conducted in duplicate on the Los Filos high-grade sample material that was stage-crushed to 100% minus 50 mm, 100% minus 25 mm and 100% minus 12.5 mm.

Head Analyses

Head analyses for gold, silver, and copper were completed on each of the four individual Nukay high grade samples, the barren (Esteril) sample, and the Los Filos low-grade sample. The high-grade sample average assays ranged from 3.60 to 9.40 g/t Au, 3.4 to 10.7 g/t Ag, and 355 to 2,850 ppm Cu. The low-grade composite grades averaged 0.48 g/t Au, 2.5 g/t Ag, and 141 ppm Cu.

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In addition to gold and silver analyses, one of the pulverized portions from the Nukay high-grade composite and Los Filos high-grade sample were also assayed by ICP-OES for additional elements. Whole-rock, total carbon, sulphur speciation, and mercury were also determined. A cyanide-soluble copper shake test was conducted on a pulverized head material for each separate sample.

The multi-element analyses indicated that the Nukay high-grade composite material and Los Filos high grade sample material contained 0.31 and 0.19% As, 0.06 and 0.05% Pb, and 0.12% and 0.07% Zn, respectively. The Nukay high-grade composite had a total copper content of 0.19% Cu.

Bottle Roll Testwork

The bottle roll leach testwork was completed in several test series. A series of time of grind versus size tests were completed on 1 kg samples of minus 1.70 mm crushed material for the Nukay high-grade samples, as well as Nukay high-grade and Los Filos high-grade composites. Results included the following:

Ten-hour leach tests with 2.0 g/L sodium cyanide, all grind sizes:

•	Extraction rates for the various grind sizes for the Nukay high-grade composite ranged from 83 to 92% Au, from the coarsest grind to the finest grind. Silver extraction ranged from 30 to 65%, with the highest extraction in the 0.15 mm grind fraction. Cyanide consumption ranged from 1.10 to 1.68 kg/t NaCN.
•	For the Los Filos high-grade composite, extraction rates ranged from 76 to 94% Au and 11 to 23% Ag. Cyanide consumption was from 0.42 to 0.61 kg/t NaCN. Higher cyanide consumptions were noted in the coarser grind sizes.

Twenty-four-hour leach tests with 0.25 g/L sodium cyanide on 0.075 mm material revealed:

•	Extraction rates for the Nukay high-grade composite were 34% Au and 10% Ag. Cyanide consumption was 1.01 kg/t NaCN.
•	For the Los Filos high-grade sample, extraction rates were 94% Au and 10% Ag. Cyanide consumption was 0.20 g/t NaCN.

Agglomeration Testwork

Preliminary agglomeration testwork was completed on the Nukay high-grade composite material and the Los Filos high-grade sample material stage-crushed to minus 50 mm, minus 25 mm, and minus 12.5 mm.

The minus 50 mm crushed material was agglomerated with the addition of 0, 4, 7.5 and 10 kg/t of Type II cement. Both the minus 25 mm crushed material and the minus 12.5 mm crushed material were agglomerated with the addition of 0, 7.5, 10 and 15 kg/t of Type II cement.

During the percolation test, the pH of the effluent solution was monitored. The percolation tests used the non-agglomerated (no cement addition) material for both the Nukay high-grade composite and the Los Filos high-grade samples, which were stage-crushed to minus 50, minus 25, and minus 12.5 mm, and these exhibited low effluent pH values ranging from 8.3 to 9.6.

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Based upon the results of these agglomeration tests, the Nukay high-grade composite and Los Filos high-grade sample material stage-crushed to 50 mm was agglomerated with the equivalent of 4 kg/t of Type II Cement. The Nukay high-grade composite material and the Los Filos high-grade sample material stage-crushed to 25 and 12.5 mm were agglomerated with the equivalent of 7.5 kg/t of cement.

Compacted Permeability Testwork

Compacted permeability testwork was completed on pulp-agglomerated material. A 40-kg portion of Los Filos low-grade material, stage-crushed to minus 50 mm and blended with a 4-kg portion of pulverized Nukay high-grade composite and Los Filos high-grade sample material, was agglomerated with 7.5 kg/t cement. The pulp-agglomerated material was then used for compacted permeability testwork, with compaction loadings that simulated equivalent heap heights of 60 and 80 m.

Compacted permeability testwork was also completed on the Nukay high-grade composite material stage-crushed to minus 25 and 12.5 mm and on the Los Filos high-grade sample material stage-crushed to minus 25 and 12.5 mm. The purpose of the testwork was to examine the permeability of the Nukay high-grade composite material and the Los Filos high-grade sample material under varying conditions. The variables examined were particle size (minus 25 and minus 12.5 mm), agglomeration cement levels (0, 4, and 7.5 kg/t cement), and compaction loading simulating an equivalent heap height of 80 m.

Compacted permeability testwork was also completed on Los Filos low-grade material stage-crushed to 100% minus 50 mm at agglomeration cement levels of 0 and 4 kg/t cement at a simulated equivalent heap height of 80 m. For these series of tests, the Nukay high-grade composite material stage-crushed to minus 12.5 mm with no cement addition failed at an equivalent heap height of 80 m. The remaining compacted permeability tests passed.

Column Leach Testwork

A total of 16 separate column leach tests were completed on the Nukay high-grade composite material and Los Filos high-grade sample material. Column leach tests were conducted in duplicate on the Nukay high-grade composite material stage-crushed to 100% minus 50, minus 25, and minus 12.5 mm. Similarly, column leach tests were conducted in duplicate on Los Filos high-grade sample material stage-crushed to 100% minus 50, minus 25, and minus 12.5 mm. Results included:

•	Nukay high-grade composite: 75 to 85% Au extracted at a cyanide consumption of 1.38 to 1.60 kg/t NaCN over a 143-day to 168-day period. Cement addition ranged from 4 to 7.5 kg/t.
•	Los Filos high-grade sample: 82 to 85% Au extracted at a cyanide consumption of 0.67 to 0.83 kg/t NaCN over a 145-day to 167-day period. Cement addition ranged from 4 to 7.5 kg/t.
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A series of four pulp-agglomerated column leach tests were completed on milled and partially leached portions of the Nukay high-grade composite and Los Filos high-grade sample material. Material from each sample was milled to a target grind size of 0.30 and 0.075 mm and utilized for a 10-hour bottle roll leach test. The tailings from the bottle roll leach tests were then agglomerated with portions of the barren rock material stage-crushed to 100% minus 50 mm. The ratio of pulp to barren rock material was 1:10.

The results indicated the following:

•	For the Nukay high-grade composite, pulp agglomerated, 38 to 50% Au extraction; cyanide consumption of 7.33 to 7.53 kg/t NaCN; leach time of 118 days to 140 days; cement addition of 4 kg/t.
•	For Los Filos high-grade sample, pulp agglomerated, 34 to 56% Au extraction; cyanide consumption of 7.05 to 7.48 kg/t NaCN; leach time of 118 days to 140 days; cement addition of 4 kg/t.

Column leaching of the pulp-agglomerated Nukay high-grade material (milled to 0.30 and 0.075 mm) resulted in additional gold recovery of 9 and 4%, for a total recovery of 91 and 93%, respectively. Column leaching of the pulp agglomerated Los Filos high-grade material (milled to 0.30 and 0.075 mm) resulted in additional recovery of gold 9 and 3%, for a total recovery of 93% for both column tests.

The difference between the dissolved gold extracted onto carbon and the total residual solubilized gold remaining in the agitated leach residue used for each pulp-agglomerated column test was determined. The analyses indicated that in both the pulp-agglomerated column leach tests using the coarser milled material (target grind size of 0.30 mm) for both the Nukay high-grade composite material and Los Filos high-grade sample material, additional leaching of the material occurred. Conversely, the pulp agglomerated column tests using pulp material milled to the finer grind size (target grind size of 0.075 mm) for both the Nukay high-grade composite material and Los Filos high-grade sample material did not indicate additional leaching and exhibited poor recovery of the solubilized gold.

13.2.3	KCA (2012)

In June 2012, KCA undertook metallurgical testwork on samples from the Agüita, El Grande, Creston Rojo, Zona 70, and Filos Sur zones of the Los Filos Open Pit. A total of 55, 200 L drums of drill core material were combined into 39 metallurgical composites based on deposit name, material type (intrusive, oxide, or carbonate), and grade range (low, medium, or high). Portions from each composite were then prepared for head analyses, head screen analyses with assays by size fraction, bottle roll leach testing, agglomeration testing, and column leach testing.

Head Analyses

Portions of material from each sample were utilized for head screen analyses with assays by size fraction. The material apportioned for the head screen from each composite was dry-screened at 25, 19, 12.5, 9.5, 6.3, 3.35, 1.70, and 0.212 mm. Each size fraction was pulverized to the target size of 80% passing 0.075 mm. The pulverized portions were then assayed using standard fire assaying methods for gold with FAAS finish and wet chemistry methods for silver.

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Bottle Roll Testwork

Bottle roll leach testing was conducted on a portion of material from each composite. An additional bottle roll test was conducted on selected samples from the Crestόn Rojo, Zona 70, and Filos Sur mineralization for comparison purposes.

Each bottle roll test was conducted at a grind size of 80% passing 0.075 mm for 96 hours with solution sampling for pH, dissolved oxygen, NaCN, Au, Ag, and Cu throughout the test. Sodium cyanide was added and maintained at 1.0 g/L of solution. The pH of the solution was maintained at 11.0 with the addition of hydrated lime Ca(OH)2. Results included the following:

•	Agüita: Intrusive composite extraction values from 75 to 92% Au and cyanide consumption from 0.60 to 1.03 kg/t NaCN; oxide composite extraction values from 83 to 96% Au and cyanide consumption from 0.09 to 3.12 kg/t NaCN; carbonate composite extraction values from 80 to 91% Au and cyanide consumption from 0.84 to 2.23 kg/t NaCN.
•	El Grande: Intrusive composite extraction values from 95 to 96% Au and cyanide consumption from 0.20 to 0.38 kg/t NaCN; oxide composite extraction values from 82 to 95% Au and cyanide consumption from 0.30 to 3.56 kg/t NaCN; carbonate composite extraction values from 79 to 88% Au and cyanide consumption from 0.11 to 1.43 kg/t NaCN.
•	Crestόn Rojo: Intrusive composite extraction values from 81 to 97% Au and cyanide consumption from 0.19 to 0.26 kg/t NaCN; oxide composite extraction values from 63 to 88% Au and cyanide consumption from 0.98 to 2.15 kg/t NaCN; carbonate composite extraction values from 79 to 94% Au and cyanide consumption from 0.13 to 2.95 kg/t NaCN.
•	Zona 70: Intrusive composite extraction values from 82 to 95% Au and cyanide consumption from 0.18 to 2.78 kg/t NaCN; oxide composite extraction values from 88 to 94% Au and cyanide consumption from 0.17 to 0.79 kg/t NaCN; carbonate composite extraction values from 69 to 95% Au and cyanide consumption from 0.46 to 1.58 kg/t NaCN.
•	Filos Sur: Intrusive composite extraction values from 39 to 88% Au and cyanide consumption from 0.24 to 2.34 kg/t NaCN.

Agglomeration Testing

Preliminary agglomeration testwork was conducted on material from each composite. Each test was conducted using 2 kg of material crushed to 100% passing 25 mm and agglomerated with 0, 2, 6 and 10 kg/t cement. Several tests failed the criteria established by KCA due to solution ponding when no cement was added. Additional tests failed due to high slump at the target addition of 2 kg/t cement.

Column Leach Tests

An individual column leach test was conducted on each composite. Each column test was conducted in a 152 mm inside-diameter column, using material crushed to 100% passing 25 mm and blended with cement as necessary. Tests were ran for periods of 60 to 105 days.

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Results included the following:

•	Agüita: Intrusive composite extraction values from 48 to 82% Au and 9 to 40% Ag, and cyanide consumption from 0.64 to 1.07 kg/t NaCN; oxide composite extraction values from 63 to 87% Au and 5 to 25% Ag, and cyanide consumption from 0.49 to 1.53 kg/t NaCN; carbonate composite extraction values from 59 to 73% Au and 10 to 20% Ag, and cyanide consumption from 0.26 to 0.83 kg/t NaCN.
•	El Grande: Intrusive composite extraction values from 80 to 95% Au and seven to 36% Ag, and cyanide consumption from 0.62 to 1.25 kg/t NaCN; oxide composite extraction values from 19 to 73% Au and 3 to 14% Ag, and cyanide consumption from 0.66 to 1.95 kg/t NaCN; carbonate composite extraction values from 33 to 57% Au and 6 to 21% Ag, and cyanide consumption from 0.39 to 1.64 kg/t NaCN.
•	Crestόn Rojo: Intrusive composite extraction values from 73 to 89% Au and 30 to 52% Ag, and cyanide consumption from 0.67 to 1.33 kg/t NaCN; oxide composite extraction values from 57 to 74% Au and 14 to 19% Ag, and cyanide consumption from 0.98 to 1.57 kg/t NaCN; carbonate composite extraction values from 62 to 80% Au and 13 to 36% Ag, and cyanide consumption from 0.70 to 1.72 kg/t NaCN.
•	Zona 70: Intrusive composite extraction values from 40 to 75% Au and 11 to 33% Ag, and cyanide consumption from 0.78 to 1.54 kg/t NaCN; oxide composite extraction values from 39 to 89% Au and 2 to 15% Ag, and cyanide consumption from 0.62 to 0.83 kg/t NaCN; carbonate composite extraction values from 44 to 71% Au and 8 to 35% Ag, and cyanide consumption from 0.17 to 0.62 kg/t NaCN.
•	Filos Sur: Intrusive composite extraction values from 31 to 73% Au and 37 to 52% Ag, and cyanide consumption from 0.51 to 1.28 kg/t NaCN.
13.2.4	KCA (2013)

In May 2013, 33 individual samples were submitted to KCA for metallurgical testwork in 17 drums of mineralized material. The samples were identified from the Los Filos and Bermejal Open Pits and Los Filos Underground deposits based on material types (by lithologic zones) and grade range (low, medium, or high). Portions from each composite were then prepared for head analyses, bottle roll leach testing, agglomeration testing, and column leach testing.

Bottle Roll Testwork

Cyanide bottle roll leach tests were conducted on each test sample at a target grind size of 80% passing 0.075 mm for a period of 96 hours with solution sampling for pH, dissolved oxygen, NaCN, Au, Ag and Cu performed at timed intervals throughout the test. Sodium cyanide was added and maintained at 1.0 g/L. The pH of the solution was maintained at 10.5 to 11.0 with the addition of hydrated lime.

The results of the bottle roll tests are shown in Table 13.4, which indicate generally high gold extractions, with the exception of Bermejal Type V material, over a moderate range of reagent consumptions. Gold extractions ranged from 1 to 98% based on calculated heads which ranged from 0.081 to 35.3 g/t. Silver extractions ranged from 5 to 64% based on calculated heads which ranged from 3.73 to 1,950 g/t. Sodium cyanide consumptions ranged from 0.02 to 5.42 kg/t.

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Table 13.4: Bottle roll test parameters and results on finely ground (-0.075 mm) samples

Description	Calculated Head (g/t Au)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Los Filos (UG-AL)	24.38	98	96	0.28	3.0
Los Filos (UG-BL)	2.57	97	96	0.39	2.0
Los Filos (UG-ML)	6.03	94	96	1.48	1.0
Los Filos (F-C-G)	1.17	96	96	0.43	3.5
Los Filos (F-Ia-AL)	0.35	90	96	0.68	5.5
Los Filos (F-Ia-BL)	0.37	89	96	0.34	7.0
Los Filos (F-Ia-ML)	0.47	85	96	0.16	3.5
Los Filos (F-Ib-AL)	0.14	82	96	0.05	2.5
Los Filos (F-Ib-BL)	0.08	64	96	0.30	1.5
Los Filos (F-Ib-ML)	2.46	97	96	0.71	4.0
Los Filos (F-II-AL)	0.44	84	96	0.56	1.5
Los Filos (F-II-BL)	1.23	89	96	0.12	2.5
Los Filos (F-II-ML)	1.05	93	96	0.39	2.5
Los Filos (F-III-AL)	0.29	73	96	0.52	3.5
Los Filos (F-III-AL)	0.25	64	96	0.51	3.5
Los Filos (F-III-BL)	0.62	65	96	0.41	3.0
Los Filos (F-III-ML)	0.47	84	96	0.38	4.5
Los Filos (F-IV-AL)	3.94	92	96	1.76	4.0
Los Filos (F-IV-BL)	0.27	74	96	0.41	6.0
Los Filos (F-IV-ML)	1.09	84	96	0.38	2.5
Los Filos (F-IV-ML)	0.86	74	96	0.08	2.5
Bermejal (B-C-G)	0.53	83	96	1.31	2.0
Bermejal (B-Ia-AL)	35.26	80	96	1.92	3.5
Bermejal (B-Ia-BL)	0.16	70	96	4.98	4.5
Bermejal (B-Ia-ML)	0.35	81	96	0.67	3.0
Bermejal (B-II-AL)	0.17	70	96	1.01	1.0
Bermejal (B-II-BL)	0.20	72	96	0.39	1.5
Bermejal (B-II-ML)	0.63	59	96	0.02	1.0
Bermejal (B-IV-AL)	0.47	87	96	4.16	5.0
Bermejal (B-IV-BL)	0.21	47	96	0.89	2.0
Bermejal (B-IV-ML)	0.32	83	96	3.28	1.5
Bermejal (B-IV-ML)	0.34	76	96	3.20	1..0
Bermejal (B-V-AL)	2.35	1	96	1.79	3.0
Bermejal (B-V-BL)	0.37	9	96	3.67	3.0
Bermejal (B-V-ML)	0.11	26	96	5.42	5.0
C-C-G	0.59	89	96	0.38	3.0

Note: “AL” (high grade), “BL” (low grade)”, “ML” (medium grade).

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Agglomeration Testwork

Preliminary agglomeration testwork was conducted on each sample. Each test was conducted utilizing 2 kg portions of material crushed to 100% passing 25 mm and agglomerated with 0, 2, 6 and 10 kg/t cement.

Several samples failed the criteria established by KCA due to solution ponding when no cement was added and several samples also failed due to low flow out, accompanied with high slump or low pH, when no cement was added. Additional samples failed due to pellet breakdown at the target addition of 2 kg/t cement.

Column Leach Testwork

A total of 33 column leach tests were conducted on a portion of material from each sample. Each column test utilized material crushed to 100% passing 25 mm, agglomerated with cement as necessary, and was leached for a period of 61 days with a sodium cyanide solution.

The results of the column leach tests are shown in Table 13.5. Gold extractions ranged from 1 to 97% based on calculated heads which ranged from 0.14 to 42.24 g/t Au. Silver extractions ranged from 1 to 41% based on calculated heads which ranged from 2.64 to 2,147 g/t Ag. Sodium cyanide consumptions ranged from 0.13 to 2.63 kg/t. Each column was blended with up to 6.3 kg/t hydrated lime or agglomerated with up to 7.9 kg/t cement.

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Table 13.5: Summary of column leach tests (100% passing 25 mm)

Description	Crush Size	Calculated Head	Au Extracted	Calculated Tail P80 Size (mm)	Leach Time (days)	Consumption NaCN	Addition Cement (kg/t)
	(mm)	(g/t Au)	(%)			(kg/t)
Los Filos (UG-AL)	25	27.92	97	8.8	61	0.65	6.0
Los Filos (UG-BL)	25	2.88	78	13.1	61	0.24	0.0
Los Filos (UG-ML)	25	8.14	91	12.8	61	1.30	6.5
Los Filos (F-C-G)	25	1.31	84	15.4	61	0.46	0.0
Los Filos (F-Ia-AL)	25	0.40	86	13.3	61	1.23	0.0
Los Filos (F-Ia-BL)	25	0.39	89	12.7	61	1.01	0.0
Los Filos (F-Ia-ML)	25	0.56	76	9.6	61	0.90	5.9
Los Filos (F-Ib-AL)	25	0.14	73	18.7	61	0.34	0.0
Los Filos (F-Ib-BL)	25	0.12	33	18.3	61	0.23	0.0
Los Filos (F-Ib-ML)	25	2.79	79	18.9	61	0.36	5.9
Los Filos (F-II-AL)	25	0.56	56	18.3	61	0.19	0.0
Los Filos (F-II-BL)	25	1.25	58	18.4	61	0.40	0.0
Los Filos (F-II-ML)	25	1.29	73	17.7	61	0.27	0.0
Los Filos (F-III-AL)	25	0.33	47	17.4	61	0.69	5.7
Los Filos (F-III-BL)	25	0.68	39	18.3	61	0.71	5.9
Los Filos (F-III-ML)	25	0.56	60	16.8	61	0.87	5.9
Los Filos (F-IV-AL)	25	4.54	79	10.3	61	1.39	7.9
Los Filos (F-IV-BL)	25	0.36	68	12.7	61	0.56	7.7
Los Filos (F-IV-ML)	25	0.82	55	12.7	61	0.21	4.0
Bermejal (B-C-G)	25	0.66	73	16.9	61	1.12	4.0
Bermejal (B-Ia-AL)	25	42.24	68	13.7	61	1.20	7.8
Bermejal (B-Ia-BL)	25	0.18	70	17.9	61	1.87	3.9
Bermejal (B-Ia-ML)	25	0.51	81	18.0	61	1.04	0.0
Bermejal (B-II-AL)	25	0.24	63	18.7	61	0.13	0.0
Bermejal (B-II-BL)	25	0.22	61	18.2	61	0.21	0.0
Bermejal (B-II-ML)	25	0.56	24	19.1	61	0.47	0.0
Bermejal (B-IV-AL)	25	0.59	79	14.9	61	2.50	3.0
Bermejal (B-IV-BL)	25	0.27	40	9.8	61	0.83	3.0
Bermejal (B-IV-ML)	25	0.47	69	13.4	61	1.52	3.0
Bermejal (B-V-AL)	25	3.08	1	19.2	61	0.72	4.0
Bermejal (B-V-BL)	25	0.53	11	19.1	61	2.42	6.0
Bermejal (B-V-ML)	25	0.22	30	17.4	61	2.63	7.9
C-C-G	25	0.83	83	17.1	61	0.83	6.0

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13.2.5	KCA (2014)

Selected reject material from 30 samples from the completed 2013 testwork program on Los Filos and Bermejal Open Pit materials and Los Filos Underground materials were removed from storage at KCA and were used to develop ten composite samples for use in a new metallurgical test program in 2014. Additionally, individual samples of material from the same 2013 test program were also utilized for cyanide shake testwork and preg-robbing testwork.

Bottle Roll Testwork

Bottle roll leach testwork was performed on each composite. One series of tests was performed for grind size optimization (target milling sizes of 80% passing 0.212, 0.150, 0.106, 0.075 and 0.053 mm); the results of the tests are shown in Table 13.6. The second series of tests was utilized for NaCN optimization (target NaCN levels of 0.5, 1.0, 2.0 and 5.0 g/L) with a target milling size of 80% passing 0.150 mm; the results of the tests are shown in Table 13.7.

Table 13.6: Summary of bottle roll leach tests - grind size optimizations

Description	Calculated Head (average) (g/t Au)	Grind Size P80 (mm)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (average) (kg/t)	Addition Ca(OH)2 (average) (kg/t)
Los Filos (UG)	6.72	0.228 - 0.060	94 - 96	96	0.56	0.8
Los Filos (Ia)	0.4	0.220 - 0.068	85 - 94	96	0.24	4.6
Los Filos (Ib)	1.65	0.330 - 0.045	93 - 98	96	0.51	2.4
Los Filos (II)	1.35	0.260 - 0.050	85 - 93	96	0.16	1.3
Los Filos (III)	0.83	0.230 - 0.550	71 - 94	96	0.86	3.0
Los Filos (IV)	2.11	0.220 - 0.540	84 - 90	96	0.88	3.1
Bermejal (Ia)	1.54	0.240 - 0.043	67 - 78	96	2.58	3.0
Bermejal (II)	0.61	0.210 - 0.060	67 - 85	96	0.75	1.0
Bermejal (IV)	0.49	0.220 - 0.060	83 - 88	96	3.49	1.9

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Table 13.7: Summary of bottle roll leach tests - NaCN optimizations

Description	Calculated Head, Au (average) (g/t)	Grind Size p80 (mm)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Los Filos (UG)	6.53	0.15	93 - 95	96	0.47 - 1.59	0.50 - 1.25
Los Filos (Ia)	0.46	0.15	83 - 86	96	0.03 - 1.58	4.00 - 5.50
Los Filos (Ib)	1.24	0.15	89 - 97	96	0.37 - 1.17	1.50 - 2.50
Los Filos (II)	1.24	0.15	84 - 91	96	0.07 - 1.91	1.00 - 1.50
Los Filos (III)	0.91	0.15	71 - 94	96	0.36 - 1.82	2.50 - 3.00
Los Filos (IV)	2.11	0.15	82 - 87	96	0.50 - 2.28	2.50 - 3.00
Bermejal (Ia)	1.43	0.15	62 - 68	96	2.56 - 4.03	2.50 - 3.00
Bermejal (II)	0.56	0.15	61 - 74	96	0.47 - 1.45	0.50 - 1.00
Bermejal (IV)	0.43	0.15	79 - 83	96	2.22 - 5.16	1.00 - 3.00
Bermejal (V)	1.78	0.15	1 - 9	96	2.26 - 8.59	1.50 - 3.50

Bond Work Index Testwork

A total of 21 samples were selected for Bond Work Index (BWi) testwork and bulk mineralogical analyses. The purpose of the laboratory testwork and the mineralogical analyses on the same samples was to gain an understanding of the variation in ore hardness of the deposits and to correlate the mineralogy to the BWi values. Mineralogicaly analyses were performed using X-ray Diffraction (XRD), Cation Exchange Capacity (CEC) and chemical analyses via Inductively Coupled Plasma (ICP) analyses.

To assess the correlation between quantitative mineralogy and BWi values, the mineralogy data for each sample was grouped into five categories: total micas, total clays, total carbonates, total QKP (quartz/K-feldspar/plagioclase concentrations), and total iron oxides (hematite, goethite, magnetite concentrations). Based on the mineralogy, the samples could be further classified into two main groups: one that contains elevated amounts of carbonate (primarily calcite) and iron oxide minerals, while the other with elevated amounts of feldspars and clay. The clays had an impact on the BWi values.

A regression analysis was performed for Los Filos Open Pit, Bermejal Open Pit and Los Filos Underground samples, and a good correlation (R2 of 0.78) was observed between the actual BWi values and the predicted BWi values based on mineralogy, as shown in Figure 13.1 and presented in Table 13.8. If the four outlier samples (in red) were removed, the correlation improved further (R2 of 0.95).

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Source: KCA, January 2016, KCA0140166_LF03-03.

Figure 13.1: Correlation of predicted vs. measured bond work indices (BWi)

Table 13.8: Summary of predicted vs. measured bond work indices (BWi)

Description	Rock Type	Predicted BWi (kW-hr/t)	Actual BWi (kW-hr/t)
Los Filos (UG)	Oxide	10.6	9.9
Los Filos (Ia)	Diorite	14.6	15*
Los Filos (Ib)	Endoskarn	14.4	15.8
Los Filos (II)	Limestone	8.8	9.7
Los Filos (III)	Granodiorite	14.2	14.2
Los Filos (IV)	Endoskarn	13.4	12.6
Bermejal (Ia)	Intrusive	14.2	12.1
Bermejal (II)	Carbonate	9.0	8.1
Bermejal (IV)	Oxide	12.4	11.5
Bermejal (V)	Sulphide	13.6	12.7
Los Filos (F-Ia-BL)	Diorite	10.8	13.3
Los Filos (F-II)	Limestone	8.2	6.8
Los Filos (F-III-AL)	Granodiorite	14.0	14.6
Los Filos (F-IV)	Exoskarn	11.3	13.1
Los Filos (F-Gd-Ia)	Granodiorite	14.7	14.7
Bermejal (B-Ia)	Intrusive	12.7	13*
Bermejal (B-III)	Sulphide	13.4	13.6
Bermejal (B-IV)	Oxide	12.2	12.2
Bermejal (B-II-AL)	Carbonate	13.1	13.3
Los Filos UG (UG-SS)	Oxide	10.7	10.5
Los Filos UG (UG-SN)	Oxide	13.2	12.6

*Note: Samples Los Filos (Ia) and Bermejal (B-Ia) were noted to be very soft and contained high amounts of find material which may have led to inaccurate BWi results.

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13.2.6	KCA (2015, Part 1)

Goldcorp initiated a formal review of the Los Filos and Bermejal operations in Q1 2015 to evaluate the critical inputs for the heap leach production forecast model, which had not been updated since prior to production start-up in 2007. At the time, the ore domains were considered to be too broad: all of the different ore types for each of the Los Filos Open Pit and Bermejal Open Pit were grouped together into one, single ore type and each were assigned a single recovery value.

To update the production forecast model, the following changes were targeted:

•	Assignment of recovery values based on ore source (Los Filos Open Pit, Bermejal Open Pit and Los Filos Underground), lithology (intrusives, oxides, carbonates) and process destination (ROM pad or crushing plant).
•	Update of the leach curves, leach times, and recovery values for each of the above based on historical column leaching testwork.
•	Validation of the leach curves and recovery values by conducting new column leach testwork on freshly collected samples.
•	Development of a calibrated bottle roll test as an abbreviated proxy for the column leach tests to be used as a tool to validate expected future recovery values more quickly (i.e. results in several weeks for the bottle roll tests versus multi-months for column tests).

In November 2014, 18 samples were submitted for metallurgical testwork from 15 drums of material. The samples represented specific components of mineralization in Los Filos and Bermejal Open Pits and Los Filos Underground. Metallurgical testwork included bottle roll tests on samples ground to P80 of 0.106 mm and also crushed to 100% minus 25 mm, as well as column tests on material crushed to minus 25 mm.

Head Analyses

Portions of the individual samples head material were ring pulverized and analyzed for gold and silver by standard fire assay and wet chemistry methods. Head material was also assayed semi-quantitatively for an additional series of elements and for whole rock constituents. In addition to these semi-quantitative analyses, the head material was assayed by quantitative methods for carbon, sulphur and mercury.

Bottle Roll Testwork

The results of the standard 96-hour bottle rolls on the finely ground individual samples are summarized in Table 13.9 and Table 13.10 Gold extractions ranged from 45 to 97% from test samples that ranged from 0.67 to 14.5 g/t Au. Silver extractions ranged from 7 to 59% from test samples that ranged from 1.91 to 144.9 g/t Ag. Sodium cyanide consumption ranged from 0.11 to 7.49 kg/t and lime addition ranged from 1 to 4 kg/t Ca(OH)2. The results indicate generally high gold extractions and moderate reagent consumptions, however, poor gold and silver extractions and high reagent consumption were reported for four Bermejal Open Pit samples containing significant levels of sulphide mineralization.

The results of bottle roll tests on material crushed to minus 25 mm are summarized in Table 13.11. and Table 13.12. These tests were run for 240 hours and resulted in gold extractions that ranged from 14 to 79% and silver extractions that ranged from 3 to 25%. Sodium cyanide consumption ranged from 0.01 to 4.90 kg/t and lime addition ranged from 0.5 to 4.0 kg/t Ca(OH)2.

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Table 13.9: Summary of bottle roll gold extractions at a grind size of P80-0.106 mm

Mine Zone	Client ID	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Los Filos	F-Ia-AL	1.95	93	96	0.25	3.0
Los Filos	F-Ia-BL	0.78	94	96	0.51	3.5
Los Filos	F-II-AL	1.72	85	96	0.11	2.0
Los Filos	F-II-BL	1.04	96	96	0.12	1.5
Los Filos	F-III-AL	0.67	91	96	0.32	3.0
Los Filos	F-IV-AL	5.60	92	96	0.11	1.5
Los Filos	F-IV-BL	14.5	95	96	0.33	2.0
Los Filos	F-Gd_Ia-AL	3.14	95	96	0.25	4.0
Los Filos	F-Gd_Ia-BL	2.91	94	96	0.20	4.0
Bermejal	B-Ia-AL	0.81	92	96	0.35	3.5
Bermejal	B-Ia-BL	5.66	83	96	0.66	2.0
Bermejal	B-III-AL	3.75	52	96	5.77	1.0
Bermejal	B-III-BL	0.92	49	96	6.44	3.0
Bermejal	B-IV-AL	1.70	76	96	5.44	2.5
Bermejal	B-IV-BL	0.82	45	96	7.49	4.0
Bermejal	B-IV-AL	6.43	83	96	0.52	1.0
Los Filos UG	SS	4.64	91	96	0.92	1.5
Los Filos UG	SN	9.31	97	96	1.74	2.5

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Table 13.10: Summary of bottle roll silver extractions at a grind size of P80 0.106 mm

Mine Zone	Client ID	Calculated Head Grade (g/t Au)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Filos	F-Ia-AL	7.13	12%	96	0.25	3.0
Filos	F-Ia-BL	7.14	14%	96	0.51	3.5
Filos	F-II-AL	1.91	30%	96	0.11	2.0
Filos	F-II-BL	2.44	26%	96	0.12	1.5
Filos	F-III-AL	2.01	54%	96	0.32	3.0
Filos	F-IV-AL	4.53	14%	96	0.11	1.5
Filos	F-IV-BL	15.56	22%	96	0.33	2.0
Filos	F-Gd_Ia-AL	5.08	28%	96	0.25	4.0
Filos	F-Gd_Ia-BL	3.4	15%	96	0.2	4.0
Bermejal	B-Ia-AL	5.24	37%	96	0.35	3.5
Bermejal	B-Ia-BL	144.86	32%	96	0.66	2.0
Bermejal	B-III-AL	20.42	10%	96	5.77	1.0
Bermejal	B-III-BL	15.81	7%	96	6.44	3.0
Bermejal	B-IV-AL	7.78	48%	96	5.44	2.5
Bermejal	B-III-BL	17.48	17%	96	7.49	4.0
Bermejal	B-II-AL	44.37	59%	96	0.52	1.0
UG	SS	44.27	13%	96	0.92	1.5
UG	SN	7.99	42%	96	1.74	2.5

Table 13.11: Summary of bottle roll gold extractions on crushed test samples (minus 25 mm)

Mine Zone	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN ( kg/t)	Addition Ca(OH)2 (kg/t)
Los Filos (F-Ia)	1.35	79	240	0.28	2.7
Los Filos (F-II)	0.99	58	240	0.01	0.5
Los Filos (F-III-AL)	0.49	46	240	0.13	2.5
Los Filos (F-IV)	6.75	79	240	0.19	2.0
Los Filos (F-Gd-Ia)	2.28	69	240	0.04	4.0
Bermejal (B-Ia)	2.46	76	240	0.56	2.5
Bermejal (B-III)	2.62	14	240	2.74	1.5
Bermejal (B-IV)	1.46	62	240	4.90	2.0
Bermejal (B-II-AL)	6.75	20	240	0.05	0.5
Los Filos UG (UG-SS)	5.55	71	240	0.76	1.0
Los Filos UG (UG-SN)	11.89	73	240	1.00	2.0

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Table 13.12: Summary of bottle roll silver extractions on crushed test samples (minus 25 mm)

Mine Zone	Calculated Head, (g/t Ag)	Ag Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Los Filos (F-Ia)	7.74	3	240	0.28	2.7
Los Filos (F-II)	2.47	5	240	0.01	0.5
Los Filos (F-III-AL)	1.94	25	240	0.13	2.5
Los Filos (F-IV)	9.44	5	240	0.19	2.0
Los Filos (F-Gd-Ia)	4.67	3	240	0.04	4.0
Bermejal (B-Ia)	67.3	18	240	0.56	2.5
Bermejal (B-III)	15.6	16	240	2.74	1.5
Bermejal (B-IV)	12.8	19	240	4.90	2.0
Bermejal (B-II-AL)	47.6	4	240	0.05	0.5
Los Filos UG (UG-SS)	45.6	3	240	0.76	1.0
Los Filos UG (UG-SN)	6.89	21	240	1.00	2.0

Column Leach Testwork

The results of the column leach tests conducted on material crushed to 100% minus 25 mm are summarized in Table 13.13 and Table 13.14. Column leach tests were run for 131 days and resulted in gold extractions that ranged from 26 to 89% and silver extractions that ranged from 4 to 40%. Sodium cyanide consumption ranged from 0.95 to 4.11 kg/t and lime addition ranged from 2.0 or 3.0 kg/t Ca(OH)2. Cement addition ranged from 3.0 to 8.0 kg/t cement when the test sample was agglomerated. As shown in Figure 13.2, column leach testing produced better gold extraction results than the bottle roll tests at the 25 mm crush size. This is attributed to the extended leach time in the column tests which allowed for greater diffusion of the leach solution into the coarse mineral grains.

Table 13.13: Summary of column leach tests on crushed (minus 25 mm) samples

Description	Calculated Head, (g/t Au)	Au Extracted (%)	Leach Time (days)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Los Filos (F-Ia)	1.13	89	131	1.55	0.0
Los Filos (F-II)	0.86	69	131	1.11	3.0
Los Filos (F-III-AL)	0.56	70	131	1.84	0.0
Los Filos (F-IV)	8.85	88	131	1.64	0.0
Los Filos (F-Gd-Ia)	3.69	86	131	1.77	0.0
Bermejal (B-Ia)	2.93	82	131	1.74	0.0
Bermejal (B-III)	2.53	26	131	2.90	0.0
Bermejal (B-IV)	1.62	73	131	4.11	0.0
Bermejal (B-II-AL)	6.77	34	131	1.01	2.0
Los Filos UG (UG-SS)	6.72	76	131	0.95	0.0
Los Filos UG (UG-SN)	13.03	85	131	1.22	0.0

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Table 13.14: Summary of column leach tests on crushed samples (minus 25 mm)

Description	Calculated Head, Ag (g/t)	Ag Extracted (%)	Leach Time (days)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Los Filos (F-Ia)	5.42	4	131	1.55	0.0
Los Filos (F-II)	1.34	14	131	1.11	3.0
Los Filos (F-III-AL)	1.93	40	131	1.84	0.0
Los Filos (F-IV)	8.79	8	131	1.64	0.0
Los Filos (F-Gd-Ia)	2.26	16	131	1.77	0.0
Bermejal (B-Ia)	69.8	21	131	1.74	0.0
Bermejal (B-III)	17.3	24	131	2.90	0.0
Bermejal (B-IV)	11.0	23	131	4.11	0.0
Bermejal (B-II-AL)	47.7	6	131	1.01	2.0
Los Filos UG (UG-SS)	34.0	7	131	0.95	0.0
Los Filos UG (UG-SN)	6.42	29	131	1.22	0.0

Source: KCA, January 2014, KCA0140180_LF04_01.

Figure 13.2: Coarse (minus 25 mm) bottle roll and column leach gold extraction comparison

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13.2.7	KCA (2015, Part 2)

The second part of the testing program was undertaken on fresh ore samples collected in 2015.

From June to August 2015, KCA received a total of ten drums of samples from the Mine. This material was combined into 19 individual samples based on information provided by the client. These drums contained ten distinct samples representing the Los Filos Open Pit deposit and nine samples representing the Bermejal Open Pit deposit. Metallurgical testwork included bottle roll and column tests on samples crushed to 100% minus 25 mm.

Head Analyses

Each sample was utilized for a head screen analysis. The screened material was then utilized for the generation of five weighted portions. One of these portions was utilized for head analyses. Splits of the head portion were pulverized to a target size of P80 of 0.075 mm and analyzed for gold and silver by standard fire assay and wet chemistry methods. The sample average assays ranged from 0.15 to 8.0 g/t Au and 0.14 to 31.67 g/t Ag.

Bottle Roll Testwork

The results of 240 hour bottle rolls tests on samples crushed to minus 25 mm are summarized in Table 13.15 and Table 13.16. Gold extractions from the Los Filos Open Pit and Bermejal Open Pit samples ranged from 26 to 86% and silver extractions ranged from 3 to 34%. Gold and silver extractions did not correlate with the head grade of the samples. Sodium cyanide consumption ranged from 0.08 to 1.45 kg/t and lime consumption ranged from 0.50 to 4.50 kg/t of hydrated lime.

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Table 13.15: Summary of bottle roll gold extractions on crushed test samples (minus 25)

Description	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Sample 1, Los Filos IA	1.27	79	240	0.14	3.25
Sample 2, Los Filos IA	1.04	74	240	0.26	3.00
Sample 4, Los Filos IB	0.66	63	240	0.26	4.50
Sample 5, Los Filos IB	0.44	82	240	0.20	3.50
Sample 11, Los Filos IV	0.82	74	240	0.08	1.50
Sample 3, Los Filos IB	0.66	54	240	0.14	2.25
Sample 7, Los Filos II	0.70	26	240	0.08	0.75
Sample 8, Los Filos II	0.84	45	240	0.10	0.50
Sample 6, Los Filos IB	0.80	49	240	0.54	1.75
Sample 12, Los Filos IV	1.09	61	240	0.68	2.50
Sample 2, Bermejal Oxide	1.41	86	240	0.65	1.50
Sample 3, Bermejal Oxide	0.96	64	240	1.45	1.50
Sample 4, Bermejal Intrusive	0.45	54	240	0.34	1.00
Sample 9, Bermejal Carbonate	0.15	78	240	0.08	0.50
Sample 1, Bermejal Oxide	8.10	84	240	0.58	1.75
Sample 5, Bermejal Intrusive	0.32	44	240	0.14	1.75
Sample 6, Bermejal Intrusive	0.72	54	240	0.28	0.75
Sample 7, Bermejal Carbonate	0.79	55	240	0.16	0.50
Sample 8, Bermejal Carbonate	0.64	51	240	0.08	0.50

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Table 13.16: Summary of bottle roll silver extractions on crushed test samples (minus 25)

Description	Calculated Head, (g/t Ag)	Ag Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Sample 1 Los Filos IA	7.20	6	240	0.14	3.25
Sample 2 Los Filos IA	16.97	4	240	0.26	3.00
Sample 4 Los Filos IB	7.43	12	240	0.26	4.50
Sample 5 Los Filos IB	12.50	25	240	0.20	3.50
Sample 11 Los Filos IV	13.27	3	240	0.08	1.50
Sample 3 Los Filos IB	3.88	16	240	0.14	2.25
Sample seven Los Filos II	9.17	2	240	0.08	0.75
Sample 8 Los Filos II	16.09	7	240	0.10	0.50
Sample 6 Los Filos IB	9.54	9	240	0.54	1.75
Sample 12 Los Filos IV	8.15	10	240	0.68	2.50
Sample 2 Bermejal Oxide	8.87	4	240	0.65	1.50
Sample 3 Bermejal Oxide	10.25	8	240	1.45	1.50
Sample 4 Bermejal Intrusive	31.74	4	240	0.34	1.00
Sample 9 Bermejal Carbonate	0.16	34	240	0.08	0.50
Sample 1 Bermejal Oxide	28.43	4	240	0.58	1.75
Sample 5 Bermejal Intrusive	22.55	3	240	0.14	1.75
Sample 6 Bermejal Intrusive	18.49	6	240	0.28	0.75
Sample seven Bermejal Carbonate	7.99	11	240	0.16	0.50
Sample 8 Bermejal Carbonate	5.67	3	240	0.08	0.50

Column Leach Tests

The results of column leach tests conducted for 75 days on Los Filos and Bermejal Open Pit samples crushed to minus 25 mm are summarized in Table 13.17 and Table 13.18. Gold extractions from the Los Filos Open Pit samples that had been agglomerated with 6 to 8 kg/t cement ranged from 22 to 88%. Sodium cyanide consumption ranged from 0.09 to 1.25 kg/t. Gold extractions from the Bermejal Open Pit samples that had been agglomerated with 5.5 to 11.9 kg/t cement ranged from 50 to 89%. Sodium cyanide consumption ranged from 0.19 to 1.15 kg/t.

Silver extractions from the Los Filos Open Pit samples that had been agglomerated with 6 to 8 kg/t cement ranged from 2 to 23%. Sodium cyanide consumption ranged from 0.09 to 1.25 kg/t. Silver extractions from the Bermejal Open Pit samples that had been agglomerated with 5.5 to 11.9 kg/t cement ranged from 2 to 13%. Sodium cyanide consumption ranged from 0.19 to 1.15 kg/t.

Leach curves for the column tests conducted on the Los Filos and Bermejal Open Pit samples are shown in Figure 13.3 and Figure 13.4, respectively.

The results of bottle roll and column leach tests for the Los Filos and Bermejal Open Pit samples are compared in Figure 13.5 and Figure 13.6, respectively. In almost all cases column test extractions were greater than the bottle roll extractions. This is most likely due to the greater leach time for the column tests and increased diffusion of the leach solution into the coarse mineral grains.

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Table 13.17: Summary of column leach tests on crushed (minus 25 mm) samples - gold

Description	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (days)	Consumption NaCN (kg/t)	Addition cement (kg/t)
Sample 1, Los Filos IA	1.32	88	75	0.77	8.0
Sample 2, Los Filos IA	0.95	86	75	0.88	8.0
Sample 4, Los Filos IB	0.62	83	75	1.25	8.0
Sample 5, Los Filos IB	0.46	85	75	0.99	8.0
Sample 11, Los Filos IV	0.76	76	75	0.26	6.0
Sample 3, Los Filos IB	0.51	70	76	0.90	6.1
Sample 7, Los Filos II	0.62	22	76	0.09	6.0
Sample 8, Los Filos II	0.74	53	76	0.27	6.0
Sample 6, Los Filos IB	0.88	63	75	0.83	6.0
Sample 12, Los Filos IV	1.0	67	75	0.67	8.0
Sample 2, Bermejal Oxide	1.19	89	75	0.32	6.0
Sample 3, Bermejal Oxide	0.99	72	75	1.15	6.0
Sample 4, Bermejal Intrusive	0.43	59	75	0.44	5.5
Sample 9, Bermejal Carbonate	0.18	79	75	0.20	6.0
Sample 1, Bermejal Oxide	8.92	88	75	0.74	11.9
Sample 5, Bermejal Intrusive	0.31	50	75	0.31	8.0
Sample 6, Bermejal Intrusive	0.75	58	75	0.43	6.0
Sample 7, Bermejal Carbonate	0.62	56	75	0.19	8.0
Sample 8, Bermejal Carbonate	0.56	54	75	0.19	6.0

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Table 13.18: Summary of column leach tests on crushed (minus 25 mm) samples - silver

Description	Calculated (g/t Ag)	Ag Extracted (%)	Leach Time (days)	Consumption NaCN (kg/t)	Addition cement (kg/t)
Sample 1, Los Filos IA	7.49	9	75	0.77	8.0
Sample 2, Los Filos IA	16.61	3	75	0.88	8.0
Sample 4, Los Filos IB	8.33	11	75	1.25	8.0
Sample 5, Los Filos IB	12.54	23	75	0.99	8.0
Sample 11, Los Filos IV	15.14	2	75	0.26	6.0
Sample 3, Los Filos IB	3.29	23	76	0.90	6.1
Sample 7, Los Filos II	8.44	4	76	0.09	6.0
Sample 8, Los Filos II	14.31	8	76	0.27	6.0
Sample 6, Los Filos IB	8.32	13	75	0.83	6.0
Sample 12, Los Filos IV	7.24	13	75	0.67	8.0
Sample 2, Bermejal Oxide	10.36	3	75	0.32	6.0
Sample 3, Bermejal Oxide	12.21	7	75	1.15	6.0
Sample 4, Bermejal Intrusive	31.43	2	75	0.44	5.5
Sample 9, Bermejal Carbonate	0.92	7	75	0.20	6.0
Sample 1, Bermejal Oxide	26.61	2	75	0.74	11.9
Sample 5, Bermejal Intrusive	20.36	2	75	0.31	8.0
Sample 6, Bermejal Intrusive	17.96	5	75	0.43	6.0
Sample 7, Bermejal Carbonate	6.79	13	75	0.19	8.0
Sample 8, Bermejal Carbonate	4.96	5	75	0.19	6.0

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Source: KCA, January 2016, KCA0150051_LF08_01.

Figure 13.3: Leach curve for column leach testing of Los Filos Open Pit crushed (minus 25 mm) samples

Source: KCA, January 2016, KCA0150051_LF08_01.

Figure 13.4: Leach curve for column leach testing for Bermejal Open Pit crushed (minus 25 mm) samples

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Source: KCA, January 2016, KCA0150051_LF08_01.

Figure 13.5: Bottle roll (blue) vs column leach (red) test results on Los Filos Open Pit crushed (minus 25 mm) samples

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Source: KCA, January 2016, KCA0150051_LF08_01.

Figure 13.6: Bottle roll (blue) vs column leach (red) test results on Bermejal Open Pit crushed (minus 25 mm) samples

13.2.8	KCA (2015) Bermejal Oxide and Intrusive

In May 2015, KCA received 217 individual core samples of Bermejal Open Pit oxide and intrusive material for metallurgical testwork. The received samples were combined into 35 composite samples based on lot number and lithology of which 18 were intrusives and 17 were oxides. Metallurgical testwork included bottle roll tests as well as Acid-Base Accounting (ABA) tests.

Bottle Roll Testwork

Bottle rolls tests of 240 hours in duration and at a grind size of 100% passing 25 mm were performed on all the composite samples and the test results are summarized in Table 13.19. Gold extraction on the intrusive samples ranged from 10 to 75%. Sodium cyanide consumption ranged from 0.27 to 4.8 kg/t and lime addition ranged from 1 to 4.5 kg/t Ca(OH)2. Gold extraction on the oxide samples ranged from 21 to 64%. The sodium cyanide consumption ranged from 0.53 to 5.77 kg/t and lime addition ranged from 1 to 4.5 kg/t Ca(OH)2.

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Table 13.19: Bottle roll test parameters and results on crushed (minus 25 mm) samples

Description	Calculated Head Grade, Au (g/t)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Intrusives (on 16 samples)	0.72 - 1.45	10 - 75	240	0.27 - 4.77	1.00 - 4.50
Oxides (on 13 samples)	0.84 - 1.96	21 - 64	240	0.53 - 5.77	1.00 - 4.50

Acid-Base Accounting (ABA) Testwork

It is generally accepted that an ABA value greater than 20 is indicative of a non-acid producing material (acid neutralizing material), and that an ABA value less than 20 is an acid generating material. Based upon the testwork, every sample in this test program would be classified as non-acid producing although one intrusive sample had a value slightly below 20 (19.1).

13.2.9	KCA (2015) Peninsular

During May 2015, KCA received three hundred and thirty-one (331) samples of oxide material from the Peninsular zone. These samples were composited into six test composites, which were crushed to 100% passing 25 mm and then subjected to head analyses, head screen analyses with assays by size fraction, bottle roll leach test work, agglomeration test work and column leach test work.

Head Analyses

Each sample was utilized for a head screen analysis. The screened material was then utilized for the generation of five weighted portions. One of these portions was utilized for head analyses. Splits of the head portion were pulverized to a target size of P80 of 0.075 mm and analyzed for gold and silver by standard fire assay and wet chemistry methods. The sample average assays ranged from 5.2 to 10.2 g/t Au and 2.13 to 32.54 g/t Ag.

Bottle Roll Testwork

The results of 240-hour bottle rolls tests are summarized in Table 13.20. Gold extractions ranged from 50 to 80%. Sodium cyanide consumption ranged from 0.33 to 1.72 kg/t and lime addition ranged from 0.75 to 1.50 kg/t Ca(OH)2. No sulphides or significant levels of deleterious metals were found in the samples. One sample was determined to be “preg robbing.”

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Table 13.20: Bottle roll test parameters and results on crushed (minus 25 mm) samples

Description	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Oxide	4.70	75	240	1.72	1.50
Oxide	8.94	72	240	0.67	1.00
Oxide	2.87	51	240	0.47	1.00
Oxide	5.06	50	240	0.33	0.75
Oxide	6.80	69	240	0.89	1.50
Oxide	7.14	80	240	0.62	1.50

Agglomeration Test Work

Agglomeration tests were conducted utilizing two kilogram portions of the material at the crushed size of P100 of 25 mm. The 2 kg portions were agglomerated with 4, 6, 8 and 10 kg of cement. The purpose of the percolation tests was to examine the permeability of the material under various cement agglomeration levels. The percolation tests were conducted in small (75 mm inside diameter) columns using varying amounts of cement levels with no compressive load applied. All agglomeration tests passed the criteria utilized by KCA. For the purpose of this test program, the material used for leach testing was agglomerated with 3 kg of cement per tonne of material leached.

Column Leach Tests

The results of column leach tests conducted for 76 days are summarized in Table 13.21. Gold extractions ranged from 57 to 81%. Sodium cyanide consumption ranged from 0.49 to 2.06 kg/t and lime addition was 3.0 kg/t Ca(OH)2.

The results of both the bottle roll and column leach tests for the Peninsular oxide samples at the same crush size (minus 25 mm) are compared in Figure 13.7. It is noted that the bottle roll test extractions were greater than the column test extractions in two of the tests; the four remaining samples showed higher extraction values in the column leach tests.

Table 13.21: Summary of column leach tests on crushed (minus 25 mm) samples

Description	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (days)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Oxide	7.22	58	76	2.06	3.0
Oxide	10.61	81	76	0.96	3.0
Oxide	3.64	57	76	0.88	3.0
Oxide	5.06	63	76	0.49	3.0
Oxide	7.42	80	76	1.21	3.0
Oxide	10.43	69	76	1.07	3.0

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Source: KCA, January 2016, KCA0150050_LF07_01.

Figure 13.7: Bottle roll (blue) vs column leach (red) on Peninsular coarse (minus 25 mm) samples

13.3	Bermejal Underground Metallurgical Testwork

The metallurgical testwork described in the following sections has been performed by KCA of Reno, Nevada, USA over the period from 2015 to 2018 as well as by ALS, Vancouver, Canada.

13.3.1	KCA (2016)

During September 2016, KCA received three drums containing a total of 143 samples from the Bermejal Underground deposit for metallurgical testing, which represented material from “Cuerpo Centro”, “Cuerpo Este” and “Cuerpo Oeste” areas of the deposit. The Bermejal Deposit has now been expanded and these samples would now correspond to the West Sector, Central Sector and the southwestern portion of the West Sector, respectively. The samples were comprised of assay reject material. The metallurgical program included bottle roll leach, column leach, gravity and agglomeration testwork.

Head Analyses

Portions of the head material were pulverized and analyzed for gold and silver by standard fire assay and wet chemistry methods. Head material was also assayed semi-quantitatively for an additional series of elements and for whole rock constituents. In addition to these semi-quantitative analyses, the head material was assayed by quantitative methods for carbon, sulphur and mercury.

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A cyanide shake test was also conducted on a portion of the pulverized head material. The sample average assays ranged from 6.9 to 10.5 g/t Au and 7.4 to 31.6 g/t Ag.

Bottle Roll Testwork

Baseline bottle roll testwork was conducted on each separate sample at a target grind size of P80 0.075 mm. The results of the initial baseline bottle roll testwork are summarized in Table 13.22.

Table 13.22: Bottle roll test parameters and results on ground samples (0.075 mm)

Location / Description as submitted	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
West Sector / Cuerpo Centro	7.23	96	96	1.17	3.00
Southwest end of West Sector / Cuerpo Oeste	6.05	90	96	3.08	2.50
Central Sector / Cuerpo Este	10.08	93	96	2.08	2.75

After the baseline tests were completed, additional bottle roll tests were conducted on each sample in order to optimize grind size, sodium cyanide concentration and leach time. Additionally, oxygen injection was tested on each sample under optimized conditions.

The first test series was conducted to evaluate gold extraction versus grind size over a range from P80 of 0.150 to 0.053 mm. All leach tests were conducted for 96 hours with sub-sampling of solution at timed intervals. When comparing gold extraction with respect to grind size, it was determined that a target size of P80 0.063 to 0.075 mm would be the ideal grind size as it yielded favourable gold extractions of 90 to 97%. While extraction continued to increase slightly as the particle size decreased in the Cuerpo Oeste (southwest end of West Sector) zone only, the gold extraction in the Cuerpo Centro (West Sector) and Cuerpo Este (Central Sector) were optimal at this grind size range.

The second series of tests was conducted to evaluate gold extraction versus sodium cyanide concentration over a range from 0.5 to 3.0 g/L NaCN while maintaining the grind size at P80 0.063 mm (for Cuerpo Centro [West Sector] and Cuerpo Oeste [southwest end of West Sector]) and 0.075 mm (for Cuerpo Este [Central Sector]). When comparing gold extraction with respect to cyanide concentration, it was determined that a target NaCN level of 1.0 g/L would be optimum.

The third series of tests was conducted to evaluate leach retention time at 24, 32 and 40 hours while maintaining the grind size at P80 0.063 mm (Cuerpo Central and Cuerpo Oeste [West Sector and southwest end of West Sector, respectively]) and 0.075 mm (Cuerpo Este [Central Sector]) and cyanide concentration at 1.0 g/L NaCN. When comparing gold extraction with respect to leach times, it was determined that a target time of 32 hours would be ideal for all three composites as this leach time yielded favourable gold extractions of 90 to 96%.

The higher sodium cyanide consumption shown for the Bermejal Underground material is thought to be due to the higher cyanide soluble copper values. Total copper values averaged 0.3% Cu and soluble copper averaged 0.07%.

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From the bottle roll and agitated leach testwork, chemical compositions of the samples were measured, specifically for carbon, sulphur and copper contents. The results are shown in Table 13.23. Total sulphur was low and ranged from 0.06 to 0.18% ST and below detection limits for sulphide sulphur for all samples. Total copper ranged from 0.23 to 0.40% CuT and NaCN soluble copper was low to moderate (15 to 24% of the total copper values).

Table 13.23: Summary of chemical composition analyses from bottle roll tests

Location / Description	Calculated Head (g/t Au)	Total Carbon	Organic Carbon	Total Sulphur	Sulphide Sulphur (%)	Total Copper (%)	NaCN Soluble Copper (mg/kg)
		(%)	(%)	(%)
West Sector / Cuerpo Centro	7.23	0. 80	0.03	0.06	<0.01	0.23	0.035
Southwest end of West Sector / Cuerpo Oeste	6.05	3.28	0.14	0.08	<0.01	0.4	0.096
Central Sector / Cuerpo Este	10.08	1.37	0.13	0.18	<0.01	0.35	0.074

Gravity Concentration Testwork

The optimized bottle roll leach test results were compared with the gravity test results in order to determine if generating a preliminary gravity concentrate prior to leaching would be beneficial with respect to gold and silver extraction as well as NaCN consumption and lime addition. The overall improvement of gravity testwork over the Bottle Roll tests is shown in Table 13.24.

Table 13.24: Overall improvement of gravity testwork vs. bottle roll tests

Location / Description	Au Extracted (differential) (%)	Consumption NaCN Differential (kg/t)	Addition Ca(OH)2 Differential (kg/t)
West Sector / Cuerpo Centro	-1	-0.50	-0.21
Southwest end of West Sector / Cuerpo Oeste	+3	-0.21	-0.73
Central Sector / Cuerpo Este	+5	-0.48	-0.41

Agglomeration Testwork

Preliminary agglomeration testwork was conducted on portions of as-received sample material. For the testwork, each sample was agglomerated with various additions of cement (5, 10, 20 and 30 kg/t of cement). In the preliminary agglomeration testing, the agglomerated material was placed in a column with no compressive load and then tested for permeability. This type of agglomeration testwork was very preliminary but did serve to provide an indication of whether or not agglomeration would be required for the processing of the material at the as-received size. These specific tests should be indicative of cement requirements for a single lift heap having an overall height of not more than 8 m. All tests passed the criteria utilized by KCA. However, for the purpose of this test program, each column was agglomerated with 10 kg/t cement.

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Column Leach Tests

Column leach tests of 61 days in duration were performed on the as-received composite samples, utilizing agglomerated material, and the test results are summarized in Table 13.25 and the leach curves are shown on Figure 13.8. It is important to note that the as-received material was fine grained with an average size of P80 2.2 mm. The sulphide content of each of the three samples was less than 0.01%. The determination of small amounts of organic carbon in two of the three samples may indicate a limited potential for “preg robbing.” The arsenic content was measured to be slightly elevated at 0.20 to 0.28% in the three samples. Gold extractions ranged from 77 to 91% (average 84%) based on calculated heads which ranged from 7.78 to 12.20 g/t Au. Sodium cyanide consumptions ranged from 0.84 to 1.23 kg/t. The material utilized in leaching was agglomerated with 10 kg/t cement due to the fine-grained nature of the material. The cement addition was adequate to maintain the pH for leaching.

Table 13.25: Summary of column leach tests on as-received (-2.2 mm) samples

Location / Description	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (days)	Consumption NaCN (kg/t)	Addition Cement (kg/t)
West Sector / Cuerpo Centro	8.32	91	61	0.84	10.1
Southwest end of West Sector / Cuerpo Oeste	7.78	83	61	1.23	10.0
Central Sector / Cuerpo Este	12.20	77	61	1.01	10.1

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Source: KCA, March 2017, KCA0160114_LF12_02.

Figure 13.8: Leach curves for column leach testing of Bermejal Underground samples

13.3.2	KCA (2017)

During September 2017, KCA received 13 drums of Bermejal Underground samples for metallurgical testing. Each drum contained drill core sample material and was classified into five distinct lithologic zones: “Oxidos - Inferior” (Oxide - Below Sill), “Oxidos - Superior” (Oxide - Above Sill), “Diorita” (Diorite - In Sill), “Endoskarn” and “Caliza” (Limestone). The Oxides - Below Sill samples were further subdivided by gold grades of low (2 to 5 g/t Au), medium (5 to 10 g/t Au) and high (greater than 10 g/t Au). The Oxides - Above Sill, Diorite - Sill and Endoskarn samples were similarly subdivided by gold grades but into low (2 to 5 g/t Au) and medium grade (5 to 10 g/t) categories. Limestone samples were subdivided as low grade (< 1.75 g/t Au) and high grade (>1.75 g/t Au). In addition, six drums of composite samples were also included, and these composite samples were classified by the same five lithologic zones plus the addition of an overall Oxide composite sample. These six composites were not sub-divided by gold grade. All of the composites had higher sulphur contents than the composites used for the 2016 testwork. Metallurgical testwork conducted on all 11 composite samples included multi-element analyses, cyanide shake tests, agitated leach, bottle roll and column leach.

Head Analyses

Portions of the head material were pulverized and analyzed for gold and silver by standard fire assay and wet chemistry methods. Head material was also assayed semi-quantitatively for an additional series of elements and for whole rock constituents. In addition to these semi-quantitative analyses, the head material was assayed by quantitative methods for carbon, sulphur and mercury.

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A cyanide shake test was also conducted on a portion of the pulverized head material. In addition to the analyses on pulverized head material, a portion of material from each as-received sample was utilized for head screen analyses with assays by size fraction.

The sample average assays ranged from 1.0 to 23.0 g/t Au and 13.1 to 78.91 g/t Ag.

Multi-Element Analyses

Table 13.26 provides of summary of multi-element analyses conducted on each of the Bermejal Underground test composites. Total sulphur ranged from 0.09 to 6.84% ST. The carbonate samples contained the lowest total sulphur and the endoskarn samples contained the highest. Total copper ranged from 0.04 to 0.42%, with the lower values only in the Carbonate. Soluble copper ranged from 0.007 to 0.189%, with the higher values in the Oxide - Above Sill and in Endoskarn materials.

Table 13.26: Summary of multi-element analyses on Bermejal Underground test composites

Description	Calculated Head, Au (g/t)	Total Carbon (%)	Total Sulphur (%)	Sulphide (%)	Total Copper (%)	NaCN Soluble Copper (%)
Composite Samples by Grade:
Oxide - Below Sill (2-5 g/t Au)	3.68	0.50	0.25	0.02	0.25	0.02
Oxide - Below Sill (5-10 g/t Au)	7.94	1.27	0.59	0.06	0.30	0.05
Oxide - Below Sill (>10 g/t Au)	23.00	0.15	0.16	0.04	0.19	0.02
Oxide - Above Sill (2-5 g/t Au)	3.32	1.94	1.54	0.07	0.32	0.19
Oxide - Above Sill (>5 g/t Au)	5.28	1.86	0.91	0.08	0.29	0.13
Diorite - In Sill (2-5 g/t Au)	3.34	0.38	0.87	0.07	0.20	0.02
Diorite - In Sill (>5 g/t Au)	7.77	1.13	1.37	0.14	0.36	0.12
Endoskarn - Above Sill (1-3 g/t Au)	2.78	1.32	4.79	3.32	0.21	0.11
Endoskarn - Above Sill (>3 g/t Au)	5.02	1.33	6.84	4.88	0.42	0.16
Carbonate (>1.75 g/t Au)	5.85	9.05	0.10	0.04	0.13	0.01
Carbonate (>1.29 g/t Au)	1.99	11.30	0.03	0.01	0.04	0.01
Composite Samples:
Oxide - Below Sill	10.97	1.33	0.29	0.03	0.23	0.03
Oxide - Above Sill	4.24	1.98	1.65	0.48	0.34	0.17
Oxide	9.44	0.97	0.82	<0.01	0.27	0.07
Diorite	5.42	0.77	1.08	0.04	0.28	0.06
Endoskarn	5.95	1.41	4.72	3.13	0.33	0.14
Carbonate	2.97	10.36	0.09	0.02	0.08	0.01

Bottle Roll Testwork

The results of bottle roll tests conducted on all of the Bermejal Underground test composites are presented in Table 13.27. All tests were conducted at a grind size of P80 of 0.075 mm.

The Oxide - Below Sill samples resulted in gold extractions of 89 to 95% based on increasing gold grade, while gold extractions from the Oxide - Above Sill samples ranged from 85 to 87%. For the Diorite - In Sill samples, a narrower gold extraction range of 90 to 91% was measured. Gold extraction from the Endoskarn - Above Sill ranged from 77 to 90% and gold extraction from the Carbonate composites range from 76 to 93%.

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Table 13.27: Bottle roll test parameters and results on Bermejal Underground samples (P80 0.075 mm)

Description	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
Composite Samples by Grade:
Oxide - Below Sill (2-5 g/t Au)	3.99	89	96	1.15	2.0
Oxide - Below Sill (5-10 g/t Au)	7.36	89	96	1.76	2.0
Oxide - Below Sill (>10 g/t Au)	25.03	95	96	1.03	1.5
Oxide - Above Sill (2-5 g/t Au)	3.25	87	96	4.58	1.0
Oxide - Above Sill (>5 g/t Au)	5.52	85	96	3.62	1.0
Diorite - In Sill (2-5 g/t Au)	2.92	90	96	0.67	2.0
Diorite - In Sill (>5 g/t Au)	7.65	91	96	3.37	1.5
Endoskarn - Above Sill (1-3 g/t Au)	2.88	77	96	3.04	1.5
Endoskarn - Above Sill (>3 g/t Au)	5.83	90	96	4.86	1.5
Carbonate (>1.75 g/t Au)	4.99	76	96	1.40	2.0
Carbonate (>1.29 g/t Au)	1.00	93	96	0.50	1.0
Composite Samples:
Oxide - Below Sill	10.46	91	96	1.07	2.0
Oxide - Above Sill	3.77	84	96	4.70	1.5
Oxide	9.21	92	96	2.52	2.0
Diorite	5.15	92	96	2.16	2.5
Endoskarn	6.26	83	96	4.52	1.5
Carbonate	2.68	88	96	2.06	1.5

Agitated Leach Testwork

The results of agitated leach tests conducted on all of the Bermejal Underground test composites are presented in Table 13.28. The Global composite - Below Sill samples resulted in gold extractions of 83 to 95%, while gold extractions from the Global composite - Above Sill samples ranged from 68 to 89%. For the Diorite - In Sill samples, a narrower gold extraction range of 91 to 92% was measured. Gold extraction from the GDI ranged from 80 to 81% and gold extraction from the Carbonate composites range from 93 to 94%.

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Table 13.28: Agitated leach test parameters and results on Bermejal Underground samples

Description	Calculated	Au	Leach	Consumption	Addition	Calc./
	Head	Extracted	Time	NaCN	Ca(OH)2	Target p80
	(g/t Au)	(%)	(hours)	(kg/t)	(kg/t)	(Size, mm)
Composite Samples by Grade:
Global upper Sill	4.12	78%	96	4.64	1.50	0.15
Global upper Sill	3.93	75%	96	4.87	1.25	0.11
Global upper Sill	4.16	78%	96	5.13	1.50	0.08
Global upper Sill	4.08	84%	96	5.00	1.50	0.05
Global upper Sill	4.22	68%	96	4.97	1.50	0.05
Global upper Sill	3.81	83%	96	5.19	1.25	0.05
Global upper Sill	4.05	85%	96	5.93	1.00	0.05
Global upper Sill	4.28	87%	96	6.77	1.00	0.05
Global upper Sill	4.37	84%	96	7.20	1.00	0.05
Global upper Sill	4.13	89%	96	5.27	1.50	0.05
Global upper Sill	3.78	85%	8	5.12	0.75	0.05
Global upper Sill	4.18	87%	24	5.95	0.75	0.05
Global upper Sill	4.18	85%	48	6.60	0.75	0.06
Global upper Sill	4.02	73%	24	4.87	0.75	0.06
Global below Sill	12.00	88%	96	0.78	2.18	0.15
Global below Sill	12.14	90%	96	1.03	2.00	0.11
Global below Sill	11.49	91%	96	1.13	2.00	0.08
Global below Sill	12.16	90%	96	1.49	2.00	0.05
Global below Sill	11.61	90%	96	1.18	2.00	0.05
Global below Sill	10.07	83%	96	1.64	1.00	0.05
Global below Sill	10.67	84%	96	1.92	0.75	0.05
Global below Sill	10.81	89%	96	2.68	0.50	0.05
Global below Sill	10.41	93%	96	3.05	0.50	0.05
Global below Sill	10.03	91%	8	2.45	0.50	0.05
Global below Sill	10.80	90%	24	3.22	0.50	0.05
Global below Sill	9.44	95%	48	3.58	0.75	0.06
Global below Sill	9.82	94%	24	2.87	0.50	0.05
Oxide	10.46	94%	96	2.20	2.00	0.07
Oxide	10.48	95%	96	2.14	2.25	0.05
Diorite	6.06	91%	96	2.62	2.25	0.07
Diorite	6.00	92%	96	2.69	2.25	0.05
GDI	4.28	80%	96	3.36	2.25	0.07
GDI	4.57	81%	96	3.74	2.25	0.05
Carbonate	2.07	93%	96	1.28	1.50	0.06
Carbonate	2.12	94%	96	1.10	1.50	0.05

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Column Leach Tests

Column leach tests were conducted on each Bermejal Underground test composite at 100% passing 25 mm crush size for 91 to 93 days. All composites (except the carbonate composite) were agglomerated with 15 to 20 kg/t cement, which provided sufficient alkalinity. Lime addition of 2 kg/t was sufficient to maintain alkalinity for the carbonate composites. The results of the column tests are presented in Table 13.29. For the individual samples, the gold extraction for the Oxide - Below Sill material ranged from 67 to 79% and sodium cyanide (NaCN) consumption ranged from 0.78 to 0.94 kg/t when agglomerated with 15 kg/t of cement. For the Oxide - Above Sill samples, gold extraction ranged from 53 to 64% and sodium cyanide consumption ranged from 1.73 to 1.84 kg/t when agglomerated with 15 kg/t of cement. For the Diorite - In Sill samples, gold extraction ranged from 73 to 79% and sodium cyanide consumption ranged from 0.79 to 1.78 kg/t when agglomerated with 20 kg/t of cement. For the Endoskarn - Above Sill samples, gold extraction ranged from 50 to 57% and sodium cyanide consumption ranged from 1.5 to 2.2 kg/t when agglomerated with 15 kg/t of cement. For the Carbonate samples, gold extraction ranged from 75 to 77% and sodium cyanide consumption ranged from 0.62 to 0.93 kg/t with no cement addition for agglomeration but with 2.04 kg/t of lime added. For the global composite samples, the gold extraction from the Oxide - Below Sill composite was 81%. Gold extraction for the Oxide - Above Sill composite was 58% and for the Oxide composite was 72%.

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Table 13.29: Summary of column leach tests on crushed (minus 25 mm) Bermejal Underground samples

Composite	Calculated Head, Au (g/t)	Au Extracted (%)	Leach Time (Days)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)	Addition Cement (kg/t)
Composite Samples by Grade:
Oxide below SILL (2.0 - 5.0 g/t Au)	4.22	77%	93	0.89	0.0	15.0
Oxide below SILL (5.0 - 10.0 g/t Au)	6.67	67%	93	0.94	0.0	15.1
Oxide below SILL (>10 g/t Au)	26.47	79%	93	0.78	0.0	14.8
Oxide above SILL, (2.0 - 5.0 g/t Au)	3.48	53%	93	1.84	0.0	15.4
Oxide above SILL, > 5.0 g/t Au	4.75	64%	93	1.73	0.0	15.2
Diorite in SILL, (2.0 - 5.0 g/t) Au).	2.69	79%	93	0.79	0.0	20.3
Diorite in SILL, (.> 5.0 g/t Au)	8.32	73%	93	1.78	0.0	20.4
GDI (Endoskarn) above Sill (1.0 - 3.0 g/t Au)	2.42	57%	91	1.51	0.0	15.5
GDI (Endoskarn) above Sill (> 3.0 g/t Au)	6.03	50%	91	2.18	0.0	15.1
Carbonate around to SILL > 1.75 g/t Au	4.56	75%	91	0.93	2.0	0.0
Carbonate close to SILL 1.29 g/t Au	0.75	77%	91	0.62	2.0	0.0
Composite Samples:
Global composite below SILL	10.87	81%	91	1.08	0.0	10.1
Global composite above SILL	4.35	58%	91	1.92	0.0	15.4
Oxide Composite	8.72	72%	91	1.28	0.0	15.0
Diorite Composite	5.08	77%	91	1.35	0.0	20.2
GDI Composite	4.50	48%	91	1.92	0.0	18.1
Carbonate Composite	2.11	80%	91	0.35	2.0	0.0

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13.3.3	KCA (2018) Bermejal Bottle Roll Testwork

During June 2018, KCA received two, five gallon buckets containing two samples of Bermejal Underground (BUG) and four samples of Bermejal Open Pit (BOP) material. The purpose of the test work was to determine CIL gold recoveries, optimize operating parameters and perform diagnostic leach on the CIL tailings to determine gold locking characteristics. The Bermejal Underground samples were selected based on the Integrated mine schedule. The Bermejal Open Pit (BOP) samples were selected based on differing gold grade and total sulphur content to determine if there is a relationship between gold grade and Total Sulphur. Metallurgical testwork conducted on all six samples included head analyses, bottle roll leach test work (standard and leachwell), CIL agitated leach test work and diagnostic leach test work. Two of the Bermejal Open Pit samples that had low gold extractions were sent to AMTEL for mineralogical evaluation.

Head Analyses

Portions of the head material were pulverized and analyzed for gold and silver by standard fire assay and wet chemistry methods. Head material was also assayed semi-quantitatively for an additional series of elements and for whole rock constituents. In addition to these semi-quantitative analyses, the head material was assayed by quantitative methods for carbon, sulphur and mercury. A cyanide shake test was also conducted on a portion of the pulverized head material. In addition to the analyses on pulverized head material, a portion of material from each as-received sample was utilized for head screen analyses with assays by size fraction. The BUG sample average assays ranged from 5.4 to 5.9 g/t Au and 24.0 to 62.9 g/t Ag. The BOP sample average assays ranged from 0.9 to 1.3 g/t Au and 3.0 to 16.0 g/t Ag.

Standard Bottle Roll Testwork

The results of the gold bottle roll tests conducted on all of the BUG and BOP test composites are presented in Table 13.30. All tests were conducted at a grind size of P80 of 0.075 mm.

BUG samples resulted in gold extractions of 92 to 93%, while gold extractions from the BOP samples ranged from 41 to 75%. Sodium cyanide consumption on BUG samples ranged from 0.29 to 2.77 kg/t and lime addition ranged from 1.00 to 1.50 kg/t Ca(OH)2. Sodium cyanide consumption on BOP samples ranged from 0.70 to 1.00 kg/t and lime addition ranged from 2.25 to 3.50 kg/t Ca(OH)2.

The results of the silver extraction for all of the BUG and BOP test composites are presented in Table 13.31. All tests were conducted at a grind size of P80 of 0.075 mm.

BUG samples resulted in silver extractions of 14 to 59%, while silver extractions from the BOP samples ranged from 32 to 42%. Sodium cyanide consumption on BUG samples ranged from 0.29 to 2.77 kg/t and lime addition ranged from 1.0 to 1.50 kg/t Ca(OH)2. Sodium cyanide consumption on BOP samples ranged from 0.78 to 1.0 kg/t and lime addition ranged from 2.25 to 3.50 kg/t Ca(OH)2.

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Table 13.30: Gold bottle roll test parameters and results on BUG and BOP samples (P80 0.075 mm)

Description	Calculated Head (g/t Au)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
BUG 1	4.54	93	96	2.77	1.50
BUG 2	5.15	92	96	0.29	1.00
BOP 3	0.77	75	96	0.78	3.00
BOP 4	1.17	74	96	1.00	3.50
BOP 5	0.92	41	96	0.96	2.25
BOP 6	0.85	65	96	0.70	2.50

Table 13.31: Silver bottle roll test parameters and results on BUG and BOP samples (P80 0.075 mm)

Description	Calculated Head (g/t Ag)	Ag Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)
BUG 1	24.41	14	96	2.77	1.50
BUG 2	65.20	59	96	0.29	1.00
BOP 3	3.70	32	96	0.78	3.00
BOP 4	2.99	34	96	1.00	3.50
BOP 5	17.14	42	96	0.96	2.25
BOP 6	8.73	32	96	0.70	2.50

Leachwell Bottle Roll Testwork

The results of gold leachwell bottle roll tests conducted on all of the Bermejal Underground and Bermejal Open Pits test composites are presented in Table 13.32. All tests were conducted at a grind size of P80 of 0.075 mm.

Bermejal Underground samples resulted in gold extractions of 90 to 92%, while gold extractions from the Bermejal Open Pit samples ranged from 47 to 71%. Sodium cyanide consumption on Bermejal Underground samples ranged from 0.16 to 2.68 kg/t and lime addition was kept constant at 5.0 kg/t Ca(OH)2. Sodium cyanide consumption on Bermejal Open Pit samples ranged from 0.40 to 3.50 kg/t and lime addition was also kept constant at 5.0 kg/t Ca(OH)2.

The results of silver leachwell bottle roll tests conducted on all of the Bermejal Underground and Bermejal Open Pits test composites are presented in Table 13.33. All tests were conducted at a grind size of P80 of 0.075 mm.

Bermejal Underground samples resulted in silver extractions of 14 to 59%, while silver extractions from the Bermejal Open Pit samples ranged from 27 to 43%. Sodium cyanide consumption on Bermejal Underground samples ranged from 0.16 to 2.68 kg/t and lime addition was kept constant at 5.0 kg/t Ca(OH)2. Sodium cyanide consumption on Bermejal Open Pit samples ranged from 0.40 to 3.50 kg/t and lime addition was kept constant at 5.0 kg/t Ca(OH)2.

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Table 13.32: Gold Leachwell bottle roll test parameters and results on BUG and BOP samples (P80 of 0.075 mm)

Description	Calculated Head (g/t Au)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)

BUG 1	5.29	92	12	2.68	5
BUG 2	5.44	90	12	0.16	5
BOP 3	0.88	69	12	3.50	5
BOP 4	1.19	71	12	0.64	5
BOP 5	1.10	47	12	0.50	5
BOP 6	0.92	64	12	0.40	5

Table 13.33: Silver Leachwell bottle roll test parameters and results on BUG and BOP samples (P80 of 0.075 mm)

Description	Calculated Head (g/t Ag)	Ag Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)

BUG 1	24.87	14	12	2.68	5
BUG 2	63.15	58	12	0.16	5
BOP 3	4.21	43	12	3.50	5
BOP 4	3.00	27	12	0.64	5
BOP 5	16.70	39	12	0.50	5
BOP 6	8.98	27	12	0.40	5

Carbon in Leach (CIL) Agitated Leach Test Work

CIL agitated leach tests were performed to determine gold and silver extraction at a grind size of P80 75 microns. The CIL test program was also performed to determine oxygen requirements, pH and leach time. The results were used to determine design criteria for a CIL leach circuit.

The results of the gold CIL agitated leach tests are presented in Table 13.34. Two of the Bermejal Open Pit samples (BOP 3 and BOP 5) reported low gold recoveries that suggested gold encapsulation. These samples reported a higher total proportion of certain minerals (calcite, arsenopyrite, dolomite and iron oxide, pyrites and sulphides) that possibly inhibited the cyanide gold recovery. To better understand the recovery characteristics of these samples, finer grind and diagnostic leaching were performed. Grinding tests for a grind size of P80 53 micron and 25 micron were investigated to determine if finer grinding would liberate the gold and result in a higher gold extraction as shown in Figure 13.9. The BOP 3 sample showed higher gold extraction with a finer grind, which suggested pyrite or silica encapsulation may be present. BOP 5 showed no significant increase in gold extraction when ground finer, which suggested the possibility of the ore being refractory. A portion of sample from each CIL tailings was sent to AMTEL for mineralogical investigation and to determine the gold locking characteristics.

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For the Bermejal Underground samples, the gold extraction varied from 90 to 91% and sodium cyanide (NaCN) consumption ranged from 1.01 to 3.01 kg/t and lime addition ranged from 1.00 to 1.75 kg/t Ca(OH)2.

For the Bermejal Open Pit samples, the gold extraction varied from 40 to 71% and sodium cyanide (NaCN) consumption ranged from 1.78 to 3.91 kg/t and lime addition ranged from 1.25 to 2.25 kg/t Ca(OH)2. No relation can be established with head grade against silver extraction.

Table 13.34: Gold CIL agitated leach test parameters and results on BUG and BOP samples

Description	P80 Milled Size (mm)	Calculated Head (g/t Au)	Au Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)

BUG 1	0.075	5.82	91	48	3.01	1.75
BUG 2	0.075	6.21	90	48	1.01	1.00
BOP 3	0.075	0.81	48	48	2.85	2.00
BOP 3	0.053	0.87	63	48	3.91	2.00
BOP 3	0.025	0.86	69	48	3.81	2.25
BOP 4	0.075	1.33	71	48	2.47	2.00
BOP 5	0.075	0.89	41	48	1.78	1.75
BOP 5	0.053	0.92	40	48	2.07	1.75
BOP 5	0.025	0.91	41	48	2.71	1.25
BOP 6	0.075	0.92	60	48	1.88	1.75

The results of the silver CIL agitated leach tests are presented in Table 13.35. For the BUG samples, the silver extraction varied from 17 to 65% and sodium cyanide (NaCN) consumption ranged from 1.01 to 3.01 kg/t and lime addition ranged from 1.00 to 1.75 kg/t Ca(OH)2. Extraction increase with increasing head grade.

For the Bermejal Open Pit samples, the silver extraction from 38 to 65% and sodium cyanide (NaCN) consumption ranged from 1.78 to 3.91 kg/t and lime addition ranged from 1.25 to 2.25 kg/t Ca(OH)2. No relation can established with head grade against silver extraction. Extraction increase with increasing head grade.

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Table 13.35: Silver CIL agitated leach test parameters and results on BUG and BOP samples

Description	P80 Milled Size (mm)	Calculated Head (g/t Ag)	Ag Extracted (%)	Leach Time (hours)	Consumption NaCN (kg/t)	Addition Ca(OH)2 (kg/t)

BUG 1	0.075	24.41	17%	48	3.01	1.75
BUG 2	0.075	65.51	65%	48	1.01	1.00
BOP 3	0.075	3.98	40%	48	2.85	2.00
BOP 3	0.053	4.52	54%	48	3.91	2.00
BOP 3	0.025	4.59	65%	48	3.81	2.25
BOP 4	0.075	3.07	41%	48	2.47	2.00
BOP 5	0.075	15.7	40%	48	1.78	1.75
BOP 5	0.053	16.92	47%	48	2.07	1.75
BOP 5	0.025	16.14	50%	48	2.71	1.25
BOP 6	0.075	8.54	38%	48	1.88	1.75

Diagnostic Leach Test Work

Diagnostic leach testing was utilized to determine the metal association within the sample material by leaching the material in seven sequential stages with various pre-treatments. Diagnostic leach testing was conducted on each of the Bermejal Underground and Open Pit samples at a P80 of 0.075 mm crush size. The results of the gold diagnostic leach tests are presented in Table 13.36. For the Bermejal Underground samples, the cumulative leached gold ranged from 5.75 to 6.06 g/t Au and average tailings gold ranged 0.09 to 0.17 g/t Au. For the Bermejal Open Pit samples, the cumulative leached gold ranged from 0.85 to 1.37 g/t Au and average tailings gold ranged 0.01 to 0.04 g/t Au. A chart summarizing the gold extractions from the individual phases of leaching is presented in Figure 13.9.

The AMTEL report, which is part of the KCA report, supported the findings of the diagnostic leaching tests for BOP 3 and BOP 5. The gold in the BOP 3 CIL tailings was associated with calcite and some pyrite and was liberated with finer grinding. The gold in the BOP 5 CIL tailings was associated with submicroscopic/refractory gold locked in pyrite and arsenopyrite. Finer grinding would not liberate the gold in BOP 5.

Table 13.36: Gold summary of diagnostic leach testing on BUG and BOP samples

Description	Calculated Head (g/t Au)	Cumulative Leach (g/t Au)	Avg. Tails (g/t Au)

BUG 1	5.83	5.75	0.09
BUG 2	6.22	6.06	0.17
BOP 3	0.86	0.85	0.01
BOP 4	1.40	1.37	0.03
BOP 5	0.95	0.91	0.04
BOP 6	1.03	1.02	0.02

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The results of the silver diagnostic leach tests are presented in Table 13.37. For the Bermejal Underground samples, the cumulative leached silver ranged from 10.44 to 50.62 g/t Ag and average tailings silver ranged 7.28 to 11.28 g/t Ag. For the Bermejal Open Pit samples, the cumulative leached silver ranged from 4.0 to 15.81 g/t Ag and average tailings silver ranged 0.1 to 0.23 g/t Ag.

Table 13.37: Silver summary of diagnostic leach testing on BUG and BOP samples

Description	Calculated Head (g/t Ag)	Cumulative Leach (g/t Ag)	Avg. Tails (g/t Ag)

BUG 1	17.72	10.44	7.28
BUG 2	61.90	50.62	11.28
BOP 3	5.61	5.48	0.13
BOP 4	4.10	4.00	0.10
BOP 5	16.04	15.81	0.23
BOP 6	8.43	8.30	0.12

Source: KCA, September 2018, KCA0180043_LF19_01

Figure 13.9: Summary of gold extraction in each phase of diagnostic leach testing

13.4	Guadalupe Metallurgical Testwork

The metallurgical testwork described in the following sections has been performed by KCA of Reno, Nevada, USA and by ALS, Vancouver, Canada.

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13.4.1	ALS (2018)

On 23 May 2018, ALS received six samples from the Guadalupe zone of the Los Filos Mine Complex for metallurgical testing. Each sample was utilized for metallurgical test work. Metallurgical testwork conducted on all six samples included element analyses, mineralogical analysis, cyanidation leach test work and diagnostic leach test work.

Head Analyses

Six composite were analyzed for gold, silver, copper, iron, total sulphur, sulphide sulphur, carbon and total organic carbon. The results of these assay is presented in Table 13.38. Gold content assayed between 0.59 to 6.06 g/t Au, silver content assayed between 2 to 83 g/t Ag, copper content assayed between less than 0.01 to 3.39%, iron content assayed between 2.53 to 28.9%, total sulphur content assayed between 0.04 to 2.27%, sulphide sulphur content assayed between 0.02 to 2.17%, carbon content assayed between 0.61 to 7.94% and total organic content assayed between 0.02 to 0.04%.

Table 13.38: Head assay summary

Composite	Head (g/t Au)	Head (g/t Ag)	Cu (%)	Fe (%)	ST (%)	SS (%)	C	TOC

1	5.13	3.00	0.03	5.40	0.04	0.02	7.94	0.03
2	2.54	83.00	0.03	23.20	1.29	0.74	0.61	0.04
3	0.59	2.00	0.00	2.53	2.27	2.17	2.43	0.02
4	2.10	22.00	0.30	17.80	0.48	0.12	1.53	0.03
5	6.06	55.00	3.39	28.90	0.51	0.25	3.11	0.02
6	0.70	28.00	0.25	7.70	1.25	1.20	2.52	0.02

Mineralogical Analyses

The mineral content of each of the six composites was determined using QEMSCAN Bulk Mineral Analysis (BMA) protocols. The nature of gold occurrences was assessed using QEMSCAN Trace Mineral Search (TMS) protocols. The results of mineralogical content analyses are summarized in Table 13.39. The six composites had varying levels of iron oxides, quartz, feldspars, garnet, and carbonate minerals. Sulphide minerals were primarily present as pyrite measuring between 0.1% and 3.9% in the composites. Chalcopyrite, galena, and sphalerite were also measured at lower levels.

Copper mineralization in Composites 1 through 3, which assayed low in copper, was found to occur primarily as chrysocolla or chalcopyrite. Copper mineralization in Composites 4 through 6, which contained higher levels of copper, was found to occur within copper bearing goethite/limonite, lead arsenic oxides, zinc silicates, and copper alunite. Copper was also found to occur as malachite, azurite and chrysocolla. Copper present as malachite and azurite, and to a lesser extent chrysocolla, could be solubilized in a cyanidation leach procedure. Copper occurring in chalcopyrite would be less readily soluble in a cyanidation leach. Lead arsenic oxide minerals were also detected at notable levels in Composites 1 and 2.

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Table 13.39: Mineral content summary of Guadalupe samples

Minerals	Composite 1	Composite 2	Composite 3	Composite 4	Composite 5	Composite 6

Chalcopyrite	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1
Copper Oxides[1]	0	0	0	0	1.4	0.1
Chrysocolla	<0.1	<0.1	<0.1	<0.1	3.7	0.1
Galena	<0.1	0.1	0	<0.1	0	<0.1
Lead Arsenic Oxides	2.1	8.3	0.2	0.3	<0.1	0.1
Sphalerite	<0.1	<0.1	<0.1	0.1	<0.1	<0.1
Zinc Silicates	0.1	<0.1	0	0.4	<0.1	<0.1
Pyrite	0.1	1.8	3.9	0.2	0.1	2.3
Iron Oxides[2]	7	29	0.1	27.8	50.8	3.8
Quartz	11.4	40.6	35.1	39.1	9.1	22.4
Feldspars	2.8	4.4	28.7	1.7	0.3	17.7
Muscovite	1.3	6.2	7.3	1.4	1.1	3.2
Chlorite	<0.1	0.1	0.2	<0.1	0.5	0.8
Titanium Minerals	0.3	0.4	0.8	0.5	0.2	0.7
Kaolinite (clay)	0.7	0.9	3.6	2.5	1.7	2.4
Carbonates	69.3	3.6	15.5	7	25.9	12.9
Sulphate Minerals	<0.1	2.3	0.4	3	0.9	0.2
Apatite	0.4	0.3	0.5	0.2	0.1	0.6
Amphibole/Pyroxenes	1.0	0.7	0.9	4.1	1.5	10.0
Garnet	2.4	0.8	2.0	10.9	1.4	21.8
Others[3]	1.2	0.4	0.8	0.7	1.3	0.8
Total	100	100	100	100	100	100

Notes:

1. Copper oxides includes malachite/azurite.

2. Iron oxides includes goethite/limonite and minor magnetite and hematite.

3. Other includes trace amounts of zircon, acanthite, nickel sulphide, and unresolved mineral species.

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Cyanidation Testwork

Cyanidation tests were conducted on each of the test composites in open topped bottles with an agitator mixing the slurry for the duration of the tests. Tests were completed using a sodium cyanide concentration of 1,000 ppm, at pH 10, and at a slurry density of 40% solids. Samples were ground to a target primary grind sizing P80 of 75 μm. Gold extractions ranged from 32 to 93% and silver extractions ranged from about 13 to 84%. Gold, silver and copper extractions versus retention times are shown in Figure 13.10, Figure 13.11 and Figure 13.12, respectively.

Composite 1 measured the highest gold extraction after 48-hours at about 93%. The extraction was extremely rapid for Composite 1, with peak extraction occurring within the first two hours of the test. Silver extraction measured about 55% for Composite 1.

Composite 2 measured extractions of about 77% for gold and 29% for silver. Composite 3 measured gold and silver extractions of about 32 and 29% respectively. The gold extraction did not increase after two hours for Composite 3. Composite 4 measured gold extractions of about 73% and a silver extraction of only 13%. Composite 5 measured a gold extraction of 42% and a silver extraction of about 34%. Composite 6 measured a gold extraction of 57% and a silver extraction of 84%.

Sodium cyanide consumption ranged from 0.9 kg/t feed with Composite 1 to 11.5 kg/t with Composite 5. The rate of extraction in the test on Composite 5 may have been slowed by high cyanide consumptions, likely caused by cyanide soluble copper.

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Source: ALS October 2018, KM5664

Figure 13.10: Gold extraction versus retention time for Guadalupe samples

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Source: ALS October 2018, KM5664

Figure 13.11: Silver extraction versus retention time for Guadalupe samples

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Source: ALS October 2018, KM5664

Figure 13.12: Copper extraction versus retention time for Guadalupe samples

Diagnostic Leach Test Work

Four-stage diagnostic leach tests were completed on the cyanidation tailings produced from Composite 3 (Test 3) and Composite 5 (Test 5), to determine the deportment of the gold contained in the leach tailings. The first stage was an intense cyanide leach to recover any remaining cyanide soluble gold, or gold contained within cyanide soluble minerals. The second stage used hydrochloric acid digestion to dissolve carbonate minerals which was followed by a cyanidation leach to extract any gold which had been exposed by the digestion. The third stage included an aqua regia digestion of the residue from the second stage to determine the amount of gold contained within remaining sulphide minerals. The last stage was a fire assay of the aqua regia residue to determine any gold contained within silicate and other remaining non-sulphide gangue minerals. Figure 13.13 provides summary of the results of these tests.

The diagnostic leach of the Test 3 tailings found that most of the remaining gold in the cyanidation leach tailings occurred within sulphide minerals; it is possible that much of the gold may be refractory within sulphide minerals in this sample. About 73% was measured within sulphides and about 23% remained cyanide soluble at more intense cyanidation conditions than the original leach test.

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The diagnostic leach test with the Test 5 cyanidation leach tailings found that most of the remaining gold in the cyanide tailings was cyanide soluble. The original cyanidation leach conditions were likely insufficient to overcome the effect of the high cyanide soluble copper content. In fact, most of the cyanide at 10,000 ppm was consumed over the 24-hour leach. About 84% of the remaining gold was cyanide soluble; this represented about 49% of the feed gold for Test 5.

Source: ALS October 2018, KM5664

Figure 13.13: Summary of gold extraction in diagnostic leach testing

13.4.2	KCA (2018)

In September 2018, KCA received two, 55 gallon drums containing a total of eight composite samples made up of HQ and NQ core material from the Guadalupe deposit. The Guadalupe deposit is an extension of the Bermejal deposit and is considered to have similar gold mineralization.

The purpose of the test program was to perform simulated column leach test work in Bottle Rolls to determine the gold recovery. The drill core was crushed to 100% minus 25 mm material before being subjected to 240 hours (10 days) of cyanide leaching in a bottle roll. The gold recovery results from the Guadalupe material was to be compared against previous test work results from Bermejal Open Pit for the same lithologies. The results from this Guadalupe program were to confirm the use of the Bermejal Open Pit recovery formulas for the Guadalupe deposit for similar lithologies.

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The test composite samples from Guadalupe were formulated to represent both higher and lower grade (i.e. crushed and uncrushed (ROM)) oxides and granodiorite ores in the lower, middle and upper zones of the Guadalupe deposit with varying total sulphur contents (above and below 1%) as follows:

•	Crush, Global Oxide
•	Uncrushed (or ROM), Global Oxide
•	Crush, Lower Granodiorite (0.4 to 0.8 gpt Au and Total S > 1%)
•	Uncrushed (ROM), Lower Granodiorite (0.2 to 0.8 gpt Au and Total S > 1%)
•	Crush, Middle Granodiorite (0.3 to 0.8 gpt Au and Total S < 1%)
•	Uncrushed (ROM), Middle Granodiorite (0.2 to 0.3 gpt Au and Total S < 1%)
•	Crush, Upper Granodiorite (0.4 to 0.8 gpt Au and Total S < 1%)
•	Uncrushed (ROM), Upper Granodiorite (0.2 to 0.4 gpt Au and Total S < 1%)

Multi-Element Analyses

Table 13.40 provides of summary of multi-element analyses conducted on each of the Guadalupe sample composites. Total sulphur was less than 0.25% except for the Crush and Uncrushed (ROM) lower granodiorite samples which were reported to be greater than 2.0% Total Sulphur. Total copper ranged from 0.001 to 0.907%, with the lower values in the granodiorite composites. The global oxide composites for Crush and Uncrushed (ROM) were greater than 0.1% total copper. Soluble copper ranged from less than 0.001 to 0.011% in the granodiorite composites and from 0.014 to 0.187% in the global oxide composites.

Table 13.40: Summary of multi-element analyses on Guadalupe test composites

Composite	Calculated Head (gpt Au)	Total Carbon (%)	Total Sulphur (%)	Sulfide Sulphur (%)	Total Copper (%)	Cyanide Soluble Copper (%)
Uncrush Global Oxide	0.529	2.20	0.20	0.01	0.129	0.014
Crush Global Oxide	0.729	1.78	0.25	0.01	0.907	0.187
Crush Lower Granodiorite	0.221	2.45	2.43	1.87	0.008	0.001
Uncrush Lower Granodiorite	0.343	2.37	2.77	2.16	0.003	0.001
Crush Middle Granodiorite	0.327	1.65	0.04	0.01	0.021	0.003
Uncrush Middle Granodiorite	0.218	0.80	0.17	0.01	0.036	0.011
Crush Upper Granodiorite	0.417	2.33	0.02	0.01	0.013	0.001
Uncrush Upper Granodiorite	0.333	2.25	0.01	0.01	0.014	0.001

Bottle Roll Testwork

In order to assess the gold heap leaching characteristics for Guadalupe, a series of coarse intermittent bottle roll tests were conducted on the test composites from Guadalupe. The coarse intermittent bottle roll leach tests were conducted to simulate leach extractions achievable from column leach testwork and were conducted under the following conditions:

•	Crush size: P80 of 19 mm
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•	Cyanide concentration: 1 g/L NaCN
•	pH: 10.5 (maintained with lime)
•	Retention time: 240 hours
•	Roll frequency: 1 minute every hour

The results of the coarse bottle roll tests are summarized in Table 13.41. Gold extractions from the global oxide composites were similar at 63 to 64%. Gold extractions from the upper and middle granodiorite composites ranged from 70 to 81%. Gold extractions from the lower granodiorite composites, which contained 2.4 to 2.8% sulphur, were zero. It should be noted, however, that the lower granodiorite samples were located well below the bottom of the planned Guadalupe pit and should not be considered as representative of material that would be mined from the Guadalupe deposit. The results of these tests indicate that gold extractions from Guadalupe ore are similar to, and in some cases better, than gold extractions experienced from the Bermejal deposit.

Lime consumption was between 0.75 to 1.75 kg/t for all composites with a total sulphur content less than 2.0%, whereas the samples with greater than 2.0% total sulphur consumed greater than 2.0 kg/t of lime. Cyanide consumption was less than 0.50 kg/t NaCN for all the granodiorite composites, whereas the oxide composite samples consumed 1.95 and 2.85 kg/t NaCN for Crush and Uncrush composites, respectively. The higher cyanide consumption in the global oxide composites is directly attributable to the amount of cyanide soluble copper.

Table 13.41: Summary of coarse bottle roll tests on Guadalupe test composites

Composite	Size P80 (mm)	Head Grade			Au Extr. (%)	Consumption (kg/t)
		(g/t Au)	(ST %)	(% Cu)		NaCN	Lime
Uncrushed Global Oxide	19	0.464	0.20	0.129	63	1.95	1.50
Crush Global Oxide	19	0.719	0.25	0.907	64	2.85	1.75
Crush Lower Gran.	19	0.276	2.43	0.008	0	0.18	2.25
Uncrush Lower Gran.	19	0.276	2.77	0.003	0	0.30	2.75
Crush Middle Gran.	19	0.285	0.04	0.021	81	0.32	1.00
Uncrush Middle Gran.	19	0.221	0.17	0.036	70	0.40	1.00
Crush Upper Gran.	19	0.427	0.02	0.013	79	0.30	1.50
Uncrush Upper Gran.	19	0.365	0.01	0.014	76	0.19	0.75

Gold Extraction for Bermejal Open Pit vs. Guadalupe Deposit

The heap leach recovery conditions for the Bermejal Open Pit, reported in Table 13.34, were used to compare to the Guadalupe results. The Guadalupe samples with total sulphur greater than 2.0% reported 0% gold recovery and were not comparable to the Bermejal Open Pit criteria in the Table 13.34. A mineralogical investigation may reveal why the gold was not leached from these samples with high total sulphur content.

The gold recoveries for the Guadalupe Crush and Uncrush granodiorite composites were equivalent or better than the gold recoveries stated in Table 13.34 for Bermejal Open Pit. As a result, the Heap Leach gold recovery formulas derived for Bermejal Open Pit will be used to estimate the gold recoveries for the Guadalupe deposit.

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13.5	Estimated Recoveries for Heap Leach Operations

The Los Filos Mine Complex currently processes ore from the Los Filos and Bermejal Open Pit mines and from the Los Filos Underground mine by conventional crush-for-leach and uncrushed heap leaching. Ore that is greater than 0.5 g/t Au is crushed in at two-stage crushing circuit to 100% passing 25 mm (P80 19 mm). Ore in the grade range between 0.24 to 0.5 g/t Au is leached as uncrushed ore. In addition, development of the Bermejal Underground mine is being evaluated along with the option of constructing a carbon-in-leach (CIL) cyanidation plant to process the high grade Bermejal and Los Filos Underground ores. The cutoff grade for the Los Filos Underground mine is approximately 3.4 g/t Au, whereas the Bermejal Underground mine will be approximately 2.5 g/t Au. Ore from the Los Filos Open Pit and Underground mines is generally low in sulphur and copper minerals, whereas, high sulphur and high copper mineralization has been identified in both the Bermejal Open Pit and Underground deposits.

13.5.1	Los Filos Open Pit - Crush and ROM Ore Gold Recoveries

Goldcorp conducted metallurgical studies at KCA during 2014 and 2015 to verify the gold recoveries used in their heap leach metallurgical model. The results of this verification test program are documented in a Goldcorp technical memorandum (From Jeet Basi to Simon Hille, August 2016), which served to validate the Los Filos Open Pit and Underground gold recoveries (discounted by 3% to reflect field performance) used in Goldcorp’s heap leach model shown in Table 13.42. In addition, the verification testwork was used to extrapolate gold extractions from laboratory test results with variations in ore particle size to apply to uncrushed ores placed directly on the heap leach pads without crushing. It is noted that Los Filos ore tends to be low in both sulphur and copper and hence these two elements do not significantly influence gold recovery. This is in contrast to ore from the Bermejal Open Pit and Underground that does contain higher levels of sulphur and copper, which impact gold recovery as discussed in the next section.

Table 13.42: Gold extraction values assigned to Los Filos Open Pit and Underground ore types

Ore Type	Crush Ore (minus 25 mm)		Average Crush Ore	Uncrush Ore (Extrapolated)
	No. Samples Tested	% Au Extraction Range (+/-1 Standard Deviation)	% Au Extraction	% Au Extraction
Open Pit Ores
Los Filos Ia	19	70 - 82	76	64
Los Filos Ib	15	61 - 79	70	50
Los Filos II	5	46 - 62	54	45
Los Filos III	15	44 - 78	61	30
Los Filos IV	3	50 - 72	61	48
Underground Ores
Los Filos	9	73 - 87	80	N/A

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13.5.2	Bermejal Open Pit - Crush Ore Gold Recovery

Bermejal Open Pit ore includes three major lithologies which have been identified as oxide, intrusive and carbonate. During 2014 and 2015 validation, column testwork was conducted by KCA to further assess the gold recoveries used in the heap leach model for Bermejal Open Pit ore as shown in Table 13.43. Goldcorp examined the results of these test programs and concluded that the gold recoveries established for Bermejal Open Pit ore lithologies remained valid (Memorandum from Jeet Basi to Simon Hille, August 2016).

Table 13.43: Original gold extraction values assigned to Crush and Uncrush Bermejal Open Pit ore types by Goldcorp (2015)

Ore Type	Crush Ore (100% minus 25 mm)		Average Crush Ore	Uncrush Ore (Extrapolated)
	No. Samples Tested	% Au Extraction Range (+/-1 Standard Deviation)	% Au Extraction	% Au Extraction
Bermejal - Oxide	17	52 - 76	64	48
Bermejal - Intrusive	20	57 - 79	68	58
Bermejal - Carbonate	15	36 - 66	51	42

It is noted, however, that these gold extractions were based on ore composites that were relatively low in total sulphur and copper, typically <0.3% ST and <0.3% CuT. There are zones of higher sulphur and copper content in the Bermejal deposit and as such, SRK has conducted a review of available metallurgical testwork to estimate the impact of higher sulphur and copper grades in the ore on both gold extraction and operating cost for heap leaching. The basis for this review was the testwork conducted by KCA on Bermejal Open Pit composites over a range of sulphur and copper grades (KCA 2015 report KCA01500016_LF05_01). This program was limited to intermittent bottle roll tests that were conducted at a 100% minus 25 mm crush size. The intermittent bottle roll tests were used as a proxy for column tests and it is noted that from other KCA test programs that the bottle roll test yield somewhat lower gold extractions than column tests on the same composite. This is attributed to the shorter time frame within which the bottle roll tests are conducted when compared to the column tests. Based on this observation, the bottle roll extractions have not been discounted for the purposes of this review. The results from these bottle roll tests are summarized in Table 13.44.

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Table 13.44: Summary of bottle roll tests on Bermejal Open Pit test composites (minus 25 mm)

Test	(g/t Au)	(g/t Ag)	Sulphur Total	Sulphur sulfide	S=/ST	Cu (%)	Au Extr. (%)	Shake	BR	NaCN (kg/t)	Lime (kg/t)
								(Cu mg/L)	(Cu mg/L)
Lot 1 Intrusive - Upper Composite	0.78	14.9	0.07	0.02	0.29	0.16	75	267		2.0	2.0
Lot 1 Intrusive - Lower Composite	1.02	11.9	0.12	0.01	0.08	0.07	68	28	16	0.3	2.5
Lot 2 Intrusive - Upper Composite	1.02	15.5	0.60	0.29	0.48	0.16	45	379	120	0.8	3.0
Lot 2 Intrusive - Lower Composite	1.02	13.1	0.86	0.24	0.28	0.22	70	776	190	0.9	2.0
Lot 3 Intrusive - Upper Composite	1.24	6.5	2.56	0.70	0.27	0.15	57	82	34	0.3	1.5
Lot 3 Intrusive - Lower Composite	1.21	5.1	1.27	0.81	0.64	0.11	47	242	120	0.7	2.0
Lot 4 Intrusive - Upper Composite	1.83	2.9	1.68	0.81	0.48	0.13	43	302	74	0.9	4.5
Lot 4 Intrusive - Lower Composite	0.77	38.1	1.48	1.14	0.77	0.28	49	928	450	2.0	1.0
Lot 5 Intrusive - Lower Composite	1.38	121.4	2.09	1.77	0.85	0.16	37	522	260	1.3	2.5
Lot 6 Intrusive - Lower Composite	1.97	42.2	2.64	2.16	0.82	0.12	27	211	110	0.8	2.0
Lot 7 Intrusive - Upper Composite	0.89	18.8	4.71	3.23	0.69	0.05	10	46	12	0.4	1.0
Lot 7 Intrusive - Lower Composite	1.00	7.9	3.84	2.70	0.70	0.12	29	367	220	1.2	1.5
Lot 8 Intrusive - Upper Composite	0.76	10.8	5.62	4.95	0.88	0.08	32	147	74	0.8	4.0
Lot 8 Intrusive - Lower Composite	0.80	8.6	5.44	5.24	0.96	0.10	26	314	120	0.9	1.3
Lot 9 Intrusive - Upper Composite	0.87	4.2	5.62	4.94	0.88	0.08	17	147	81	0.6	3.0
Lot 9 Intrusive - Lower Composite	1.00	12.5				0.57	34	2060	870	4.8	3.0

Lot 10 Oxide - Upper Composite	1.14	12.1	0.24	0.14	0.58	0.19	52	280	84	0.5	1.5
Lot 10 Oxide - Lower Composite	1.00	9.7	0.07	0.02	0.29	0.16	56	122	37	0.5	1.0
Lot 11 Oxide - Upper Composite	0.88	12.4	0.77	0.20	0.26	0.17	37	336	100	0.6	2.0
Lot 11 Oxide - Lower Composite	1.24	20.5	1.23	0.18	0.15	0.64	64	1730	450	2.8	2.5
Lot 12 Oxide - Upper Composite	0.89	5.0	1.16	0.95	0.82	0.18	37	517	170	0.8	3.0
Lot 12 Oxide - Lower Composite	1.78	629.0	1.35	0.50	0.37	0.23	56	484	150	1.2	2.5
Lot 13 Oxide - Lower Composite	1.82	53.9	2.73	1.83	0.67	0.23	42	917	430	2.0	1.0
Lot 14 Oxide - Lower Composite	1.08	22.6	2.06	1.14	0.55	0.19	61	761	260	1.2	4.0
Lot 15 Oxide Composite	1.41	6.3	3.01	1.51	0.50	0.39	34	1040	220	0.7	1.0
Lot 16 Oxide - Lower Composite	1.30	19.3	3.41	1.23	0.36	0.47	48	1440	730	3.2	1.5
Lot 17 Oxide - Lower Composite	1.73	14.5	7.46	4.19	0.56	0.38	34	881	450	2.4	3.0
Lot 18 Oxide - Upper Composite	1.66	14.2		8.70		0.50	21	1310	500	2.5	4.0
Lot 18 Oxide - Lower Composite	1.98	13.2		8.37			25	2290	950	5.8	4.5

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Gold extraction versus total sulphur (ST%) for the oxide and intrusive test composites is shown in Figure 13.14 and Figure 13.15. A linear regression through the selected data points yielded the following relationships for gold extraction versus ST%:

•	Intrusive Composite: Au Extraction % = -8.5946 x ST% + 65.257
•	Oxide Composite: Au Extraction % = -3.012 x ST% + 58.506

No testwork was conducted on the carbonate lithology, and in order to estimate gold extraction versus ST% for the carbonate lithology, the equation developed for the oxide composite was adjusted to reflect the maximum gold recovery used in the heap leach model for the carbonate lithology. The gold recovery relationship for the carbonate composite is given as:

•	Carbonate Composite: Au Extraction % = -3.012 x ST% + 48.0

As shown in Table 13.45, these relationships have been used to estimate gold extraction versus total sulphur over the range 0.3 to 5% ST. It is noted that for sulphur grades less than 0.3% estimated gold extractions are as per the heap leach model.

Source: SRK 2018

Figure 13.14: Bottle roll gold extraction vs total sulphur (ST) - Bermejal intrusive composite

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Source: SRK 2018

Figure 13.15: Bottle roll gold extraction vs total sulphur (ST) - Bermejal oxide composite

Table 13.45: Crush ore gold extraction from Bermejal Open Pit vs total sulphur (ST%)

	Heap Leach Model	Estimated Gold Extraction (%)
		Total Sulphur (ST%)
Lithology	ST <0.3%	0.3	0.5	1	2	3	4	5
Intrusive	68	63	61	57	48	39	31	22
Oxide	64	58	57	55	52	49	46	43
Carbonate	51	45	44	43	40	37	34	31

13.5.3	Bermejal Open Pit - Ore Gold Recovery

ROM gold extractions were derived from the Simon Hille model used by Goldcorp (2015). SRK reviewed the Bermejal Open Pit gold extraction data and derived recovery formulas used in Leagold’s heap leach model. These original Goldcorp gold recoveries are reported in Table 13.46

Table 13.46: Original Uncrush ore (ROM) gold extraction from Bermejal Open Pit by Goldcorp (2015)

Ore Type	Au Recovery (%)
Bermejal Open Pit ROM Intrusive	58
Bermejal Open Pit ROM Oxide	48
Bermejal Open Pit ROM Carbonate	42

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No testwork has been conducted to validate ROM heap leach gold extractions, but it is reasonable to assume that gold extractions will decrease as the ST% of the ore increases. Therefore, in order to estimate ROM gold extractions at higher ST% in the ore, SRK has used the same relationships that were established for each of the crushed ore lithologies, but which have been adjusted to reflect the maximum ROM gold extractions used in the heap leach model for low ST% (<0.3% ST) ore. The maximum gold extractions used in the ROM heap leach equations have been reduced by 3 to reflect the incremental decrease in gold extraction observed for the crushed ore as the sulphur content increases from low levels (<0.3% ST). This has resulted in the following ROM heap leach relationships:

•	Intrusive Composite: Au Extraction % = -8.595 x ST% + 55
•	Oxide Composite: Au Extraction % = -3.012 x ST% + 45
•	Carbonate Composite: Au Extraction % = -3.012 x ST% + 39

Table 13.47 provides an estimate of gold extractions from ROM ore for each lithology over the range from 0.3 to 5% ST. It is noted that for sulphur grades less than 0.3% estimated gold extractions are as per the ROM ore heap leach model.

Table 13.47: ROM gold extraction from Bermejal Open Pit vs. total sulphur (ST%)

Description	Heap Leach Model	Estimated Gold Extraction (%)
		Total Sulphur (ST%)
Lithology	ST <0.3%	0.3	0.5	1	2	3	4	5
Intrusive	58	52	51	46	38	29	21	12
Oxide	48	44	43	42	39	36	33	30
Carbonate	42	38	37	36	33	30	27	24

13.5.4	Bermejal Underground Heap Leach Gold Recovery

Column cyanidation leach testwork was conducted by KCA during 2016 and 2017 on test composites from Bermejal Underground. SRK has reviewed the results of these metallurgical programs in order to assess gold recoveries and any associations with sulphur content in the ore that may be predictive of metal extraction.

Column Leach Testwork - 2016

Column leach tests were conducted on each of the Bermejal Underground composites at the as-received particle size of 2.2 mm. The column tests were run for 61 days in 4-inch diameter x 8-feet high columns on samples that had been agglomerated with 10 kg/t cement due to the very fine size of the material. The results of these column tests are summarized in Table 13.48. Gold extractions ranged from 77 to 91% and silver extractions ranged from 22 to 27%. Sodium cyanide (NaCN) consumption ranged from 0.84 to 1.26 kg/t. It should be noted that the relatively high gold extractions are most likely attributed to the anomalously fine size of the material tested, when compared to Los Filos’ standard crush size of 25 mm.

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Table 13.48: Column test results on Bermejal Underground composites (-2.2 mm)

Composite	Size (mm)	Calc Head (g/t)		Extraction (%)		Consumption (kg/t)
		Au	Ag	Au	Ag	NaCN	Cement
West Sector/Cuerpo Centro	2.2	8.32	7.05	91	27	0.84	10.1
Southwest end of West Sector/ Cuerpo Oeste	2.2	7.78	7.63	83	22	1.23	10.0
Central Sector/Cuerpo Este	2.2	12.20	28.21	77	25	1.01	10.1

Column Leach Testwork - 2017

A comprehensive metallurgical program, which included both bottle roll and column leach testwork, was conducted by KCA in 2017 on test composites representing different lithologies from the Bermejal Underground deposit. Table 13.49 provides a tabulation of selected lithologies and head analyses for each of the test composites and Table 13.50 provides a summary of the column leach gold extractions.

Table 13.49: Selected head analyses - 2017 Bermejal Underground composites

Composite	Description	Au (g/t)	Ag (g/t)	C (org)	As (%)	Cu (%)	Cu (sol) (%)	S (total) (%)	S (sulfide) (%)
1	Oxide - below sill	3.68	33.4	0.12	0.34	0.25	0.02	0.25	0.02
2	Oxide - below sill	7.94	42.4	0.26	0.22	0.30	0.05	0.59	0.06
3	Oxide - below sill	23.00	70.9	0.09	0.26	0.19	0.02	0.16	0.04
4	Oxide - above sill	3.31	23.7	0.45	0.23	0.32	0.19	1.54	0.07
5	Oxide - above sill	5.28	17.1	0.26	0.21	0.29	0.13	0.91	0.08
6	Sill	3.34	41.9	0.11	0.11	0.20	0.02	0.87	0.07
7	Sill	7.78	78.4	0.23	0.20	0.36	0.12	1.37	0.14
8	Endoskarn	2.78	37.2	0.27	0.26	0.21	0.11	4.79	3.32
9	Endoskarn	5.02	78.9	0.21	0.47	0.42	0.16	6.84	4.88
10	Carbonate	5.85	67.5	0.23	0.18	0.13	0.01	0.10	0.04
11	Carbonate	1.00	13.1	0.01	0.09	0.04	0.01	0.03	0.01
12	Global above sill	4.24	23.4	0.42	0.22	0.34	0.17	1.65	0.48
13	Global below sill	10.97	50.0	0.13	0.28	0.23	0.03	0.29	0.03
14	Global oxide	9.43	36.7	0.23	0.28	0.27	0.07	0.82	<0.01
15	Diorite	5.41	70.0	0.12	0.15	0.28	0.06	1.08	0.04
16	GDI	5.95	57.8	0.21	0.25	0.33	0.14	4.72	3.13
17	Carbonate	2.97	33.1	0.08	0.13	0.09	0.01	0.09	0.02

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Table 13.50: Summary of column test results on Bermejal Underground composites (-25mm)

Composite	Crush Size (m)	Calc Head (g/t Au)	Au Extracted (%)	Leach Time (days)	Consumption NaCN (kg/t)
Oxide - below Sill (2.0 - 5.0 g/t Au)	25	4.22	77	93	0.89
Oxide - below Sill (5.0 - 10.0 g/t Au)	25	6.67	67	93	0.94
Oxide - below Sill (5.0 - 10.0 g/t Au)	25	26.47	79	93	0.78
Oxide - above Sill (2.0 - 5.0 g/t Au)	25	3.48	53	93	1.84
Oxide - above Sill (>5.0 g/t Au)	25	4.75	64	93	1.73
Diorite in Sill (2.0 and 5.0 g.t Au)	25	2.69	79	93	0.79
Diorite in Sill (> 5.0 g/t Au)	25	8.32	73	93	1.78
GDI (Endoskarn) above the Sill (1.0-3.0 g/t Au)	25	2.42	57	91	1.51
GDI (Endoskarn) above the Sill (>3,0 g/t Au)	25	6.03	50	91	2.18
Carbonate near Sill (>1.75 g/t Au)	25	4.56	75	91	0.93
Carbonate near Sill (Au 1.29 g/t Au)	25	0.75	77	91	0.62

Global composite - below Sill	25	10.87	81	91	1.08
Global composite - above Sill	25	4.35	58	91	1.92
Oxide Composite	25	8.72	72	91	1.28
Diorite Composite	25	5.08	77	91	1.35
GDI Composite	25	4.50	48	91	1.92
Carbonate Composite	25	2.12	80	91	0.35

Total Sulphur and Copper Content

SRK reviewed the results of the column testwork conducted by KCA from the 2016 and 2017 testwork programs and made an assessment of gold recovery as a function of total sulphur (ST%) content. The results of this assessment are shown in Table 13.51. Heap leach gold extraction has been adjusted down by 3% from the column leach test results in order to account for inherent process plant inefficiencies.

Table 13.51: Gold extraction vs total sulphur content for Bermejal Underground ore

Composite Name/Number (1)	Total Sulphur (ST) (%)	Au Extraction (%)
		Column	Heap
Central, West, SW end of West	0 - 0.2	80	77
1, 2, 13	0.2 - 0.6	75	72
5, 6, 14, 15	0.6 - 1.0	73	70
4, 7, 12	1.0 - 2.0	61	58
Interpolation	2.0 - 5.0	57	54
8, 9.1, 16	5.0 - 7.0	52	49

Note: Composite description associated with each composite number is shown in Table 13.49

Similarly, Lycopodium developed a formula to calculate gold recoveries via CIL cyanidation for Bermejal Underground ore that included both ST% and Cu%. Lycopodium’s gold recovery equation results in a 1.6% reduction in gold recovery for every 0.1% Cu increase in copper grade in the ore. SRK has used this relationship to roughly estimate gold heap leach recovery versus copper concentration in the ore over the range from 0.3 to 1.0% Cu. On this basis, the gold recovery matrix shown in Table 13.52 has been developed to provide an estimate of gold recoveries over a range of ST% and Cu% values in the ore.

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Table 13.52: Estimated Bermejal Underground heap leach gold extraction vs ST% and Cu% in ore

S Total (%) in Ore	Cu% in Ore
	<0.3%	0.3 - 0.4%	0.4 - 0.5%	0.5 - 0.6%	0.6 - 0.7%	0.7 - 0.8%	0.8 - 0.9%	0.9 - 1.0%
0 - 0.2	77	75	74	72	71	69	67	66
0.2 - 0.6	72	70	69	67	66	64	62	61
0.6 - 1.0	70	68	67	65	64	62	60	59
1.0 - 2.0	58	56	55	53	52	50	48	47
2.0 - 5.0	54	52	51	49	48	46	44	43
5.0 - 7.0	49	47	46	44	43	41	39	38

13.6	Silver Recovery

Silver recovery has historically been assessed at 5% for the purposes of financial modeling. However, since 2016 Leagold has increased the concentration of the leach solution from 300 ppm to 450 ppm NaCN, and this higher cyanide concentration has resulted in increased silver recovery. Leagold has reported that during 2016, 2017 and 2018 silver recovery was 9%, 17% and 9%, respectively. Silver recovery over this three year period has averaged 11.1%. Based on these improved silver extractions and a review of metallurgical testwork, Leagold has assigned the following silver recoveries to each of the deposits:

•	Los Filos Open Pit 9%
•	Bermejal Open Pit: 11%
•	Guadalupe open pit: 11%
•	Los Filos Underground: 11%
•	Bermejal Underground: 14%

The average silver recovery in the integrated production schedule is 10.7% with these silver recovery inputs.

13.7	Deleterious Elements

Multi-element analyses of all drill core samples and also detailed assaying of a large number of metallurgical test samples indicate that the mineral resources at Los Filos contain no significant concentrations of deleterious elements, and are amenable to heap leach recovery of the gold. However, some areas of the Bermejal Open Pit and Underground deposits contain high sulphur and copper levels. Gold recovery has been found to decrease with increasing sulphur levels in the ore and cyanide consumption has been found to increase with increasing copper levels in the ore.

The majority of mineralization at Los Filos is oxide with low sulphur values and is amenable to heap leach recovery of the gold. Mineral resources containing over 1% sulphur have been historically excluded from mineral reserves and were stockpiled separately from the waste dumps. With the addition of the CIL plant, higher sulphur content ores will be able to be mined and processed, which provides greater flexibility for ore sourced from both the Bermejal Open Pit and Underground deposits, both of which contain higher sulphur contents than typically encountered in the Los Filos Open Pit and Underground deposits.

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13.8	Agitated Leach Testwork and Interpretation

The metallurgical testwork data in this section were sourced from KCA programs from 2013, 2016, 2017 and 2018 as well as the 2018 programs at KCA and ALS Kamloops. These programs evaluated the agitated leach of ores that will make up the feed to the planned CIL plant. The 2018 programs included testwork to confirm the CIL recoveries and compare them to the agitated leach recovery.

13.8.1	CIL Feed Blend and Leach Parameters

The mine plan for the CIL plant feed consists of a blend of ores from the following sources:

•	Bermejal deposit (both Bermejal Open Pit and Bermejal Underground)
•	Guadalupe deposit
•	Los Filos deposit (both Los Filos Open Pit and Los Filos Underground)

The ore will originate primarily from the Bermejal Underground mine (BUG), the Bermejal Open Pit mine (BOP) and Guadalupe Open Pit mine (GUA), with lesser amounts sourced from the Los Filos Open Pit (LFOP) mine and the Los Filos Underground mine (LFUG) during the initial two years of the CIL plant. All underground ore will be treated by CIL. Higher grade open pit ores will feed the CIL plant, with the balance of open pit ore treated by the current heap leaching methods. Table 13.53 shows the mine plan for the CIL plant feed based on the sources noted above.

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Table 13.53: LOM CIL feed breakdown by ore blend

Material Feed	Unit	2020	2021	2022	2023	2024	2025	2026	2027	2028
Los Filos - Open Pit - HL reserve to CIL	%	14	-	-	-	-	-	-	-	-
Bermejal - Open Pit - CIL	%	-	-	1	33	47	34	-	-	-
Guadalupe - Open Pit - CIL	%	8	20	52	21	2	18	51	46	48
Open Pit - Total processed by CIL	%	21	20	53	54	50	52	51	46	48
Los Filos - Underground North & South	%	43	31	-	-	-	-	-	-	-
Bermejal - Underground	%	35	49	47	46	50	48	49	54	52
Total ore processed - CIL	%	100	100	100	100	100	100	100	100	100

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13.8.2	Selected Bottle Roll Testwork

Bottle roll leaches were selected from the tests carried out by KCA and ALS on samples summarized in Table 13.54, as broadly representative of the proposed leaching conditions. The testwork results for a 40-hour leach are shown in Table 13.55 for BOP, LFUG and GUA, and Table 13.56 for BUG. The results were obtained from the reports shown in Table 13.54.

Table 13.54: Source of leach testwork data

Report	Date	Sample Quality and Source
KCA1300070_LF02_01	Sep-2013	9 x BOP, 3 x LFUG
KCA0140180_LF04_01	Jan-2016	7 x BOP
KCA0160114_LF12_02	Mar-2017	11 x BUG
KCA0170081_LF14_01	Mar-2018	17 x BUG
KCA0180045_LFB20_01	Nov-2018	8 x GUA
ALS KM5664	Oct-2018	6 x GUA

Analysis of the testwork resulted in the selection of the following leach parameters:

•	Leach retention time: 40 hours
•	Grind P80: 0.075 mm (75 µm)
•	Slurry density: 40% solids w/w
•	Leach aeration: air
•	Leach pH: 10.5 to 11.0

The bottle roll leach tests were performed on samples ground to 100% passing 106 µm, equivalent to a grind product of 80% passing 75 µm. The leaching conditions were uniform, with a target of 1,000 ppm NaCN, a pH of 10.5 to 11 controlled with hydrated lime, and a leach duration time of 48 hours to 96 hours. Samples of the leach slurry were collected at 0, 2, 4, 8, 24, 48, 72 and 96 hours to assess the leach kinetics. The gold leach extraction after 40 hours was interpolated from the leach curves. Gold extraction at 40 hours retention time averages about 3% lower than the gold extraction calculated after 96 hours.

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Table 13.55: Bottle roll leach tests showing Au extraction interpolated at 40 hours - Bermejal Open Pit and Los Filos Underground

Mine	Sample No.	Test No.	Description	Gold Ext. (%)	NaCN Consumption (kg/t)	Ca(OH)2 Consumption (kg/t)	Calculated Head (g/t Au)	Calculated Head (g/t Ag)	Copper, Total (% Cu)	Sulphur, Total (% Stotal)	Sulphur, Sulfate (%SSO4)	Sulphur, Sulphide (% SS-)
BOP	72526 C	74116 D	Standard - Carbonate B-II-AL KCA	75	0.52	1.0	6.43	44	0.03	0.08	0.06	0.01
BOP	72520 C	74115 B	Standard - Intrusive B-Ia-AL KCA	96	0.35	3.5	0.81	5	0.16	0.03	0.04	0.01
BOP	72521 C	74115 C	Standard - Intrusive B-Ia-BL KCA	78	0.66	2.0	5.66	145	0.19	0.67	0.66	0.01
BOP	65531	65554 D	Standard - Intrusive B-C-G KCA	83	1.31	2.0	0.53	33	0.19	0.29	0.25	0.04
BOP	65532	65555 A	Standard - Intrusive B-1a-AL KCA	80	1.92	3.5	35.26	1950	0.80	0.56	0.47	0.09
BOP	65533	65555 B	Standard - Intrusive B-la-BL KCA	70	4.98	4.5	0.16	9	0.41	0.09	0.03	0.06
BOP	65534	65555 C	Standard - Intrusive B-la-ML KCA	81	0.67	3.0	0.35	33	0.12	0.24	0.19	0.06
BOP	72524 C	74116 B	Standard - Oxide B-IV-AL KCA	66	5.44	2.5	1.70	8	0.58	1.19	0.57	0.43
BOP	72525 C	74116 C	Standard - Oxide B-IV-BL KCA	49	7.49	4.0	0.82	17	0.81	0.98	0.23	0.60
BOP	65538	65556 C	Standard - Oxide B-lV-AL KCA	87	4.16	5.0	0.47	60	0.60	0.35	0.29	0.06
BOP	65540	65557 A	Standard - Oxide B-lV-ML KCA	83	3.28	1.5	0.32	9	0.33	0.13	0.09	0.04
BOP	72522 C	74115 D	Standard - Sulphide B-III-AL KCA	44	5.77	1.0	3.75	20	0.34	10.70	0.07	8.92
BOP	72523 C	74116 A	Standard - Sulphide B-III-BL KCA	43	6.44	3.0	0.92	16	0.42	11.80	0.55	8.82
BOP	65541	65557 C	Standard - Sulphide B-5-BL KCA	09	3.67	3.5	2.61	10	0.30	10.31	2.31	8.00
BOP	BOP3	avg	CIL & Standard - BOP3	56	3.66	1.2	2.35	2	0.37	2.26	0.00	0.02
BOP	BOP4	avg	CIL & Standard - BOP4	74	2.17	2.1	1.21	3	0.02	8.19	7.40	5.21
BOP	BOP5	avg	CIL & Standard - BOP5	40	1.77	1.6	0.94	15	0.04	4.38	3.18	2.77
BOP	BOP6	avg	CIL & Standard - BOP6	64	1.75	1.7	0.95	6	0.03	3.77	3.22	2.15
BOP	Avg BOP3
BOP	Comp BOP3	5611-08CIL	CIL - BOP3 ALS	59	3.59	0.5	2.35	2	0.37	2.26	0.00	0.02
BOP	Comp BOP3	5611-16CIL	CIL - BOP3 ALS	53	3.30	1.0	2.35	2	0.37	2.26	0.00	0.02
BOP	Comp BOP3	5611-14CN	Standard - BOP3 ALS	56	4.10	2.0	2.35	2	0.37	2.26	0.00	0.02
BOP	Avg BOP4
BOP	Comp BOP4	5611-09CIL	CIL - BOP4 ALS	75	2.58	1.4	1.18	3	0.02	8.16	0.00	8.12
BOP	Comp BOP4	5611-17CIL	CIL - BOP4 ALS	73	2.06	1.9	1.18	3	0.02	8.16	0.00	8.12
BOP	80428 A	80433 D	CIL - BOP4 KCA	71	2.47	2.0	1.33	0	0.03	8.24	7.40	0.84
BOP	Comp BOP4	5611-07CN	Standard - BOP4 ALS	77	2.73	1.6	1.18	3	0.02	8.16	0.00	8.12
BOP	80428 A	80431 D	Standard - BOP4 KCA	74	1.00	3.5	1.17	0	0.03	8.24	7.40	0.84
BOP	Avg BOP5
BOP	Comp BOP5	5611-10CIL	CIL - BOP5 ALS	37	2.55	0.9	0.98	15	0.05	4.53	0.00	4.50
BOP	80429 A	80433 E	CIL - BOP5 KCA	41	1.78	1.8	0.89	0	0.03	4.22	3.18	1.04
BOP	Comp BOP5	5611-05CN	Standard - BOP5 ALS	40	1.80	1.4	0.98	15	0.05	4.53	0.00	4.50
BOP	80429 A	80432 A	Standard - BOP5 KCA	41	0.96	2.3	0.92	0	0.03	4.22	3.18	1.04
BOP	Avg BOP6
BOP	Comp BOP6	5611-13CIL	CIL - BOP6 ALS	63	2.46	0.9	1.01	6	0.03	3.81	0.00	3.78
BOP	80430 A	80434 A	CIL - BOP6 KCA	60	1.88	1.8	0.92	0	0.04	3.73	3.22	0.51
BOP	Comp BOP6	5611-06CN	Standard - BOP6 ALS	68	1.95	1.6	1.01	6	0.03	3.81	0.00	3.78
BOP	80430 A	80432 B	Standard - BOP6 KCA	65	0.70	2.5	0.85	0	0.04	3.73	3.22	0.51
LFUG	65513	65550 B	Oxide - UG-BL	97	0.29	2.0	2.54	5.9	0.10	0.19	0.17	0.02
LFUG	65514	65550 C	Oxide - UG-ML	94	1.48	3.0	7.46	78.6	0.59	0.56	0.55	0.01
LFUG	65512	65550 A	Oxide - UG-AL	98	0.28	1.0	29.40	33.5	0.06	0.79	0.77	0.02
GUA	Comp 1		Standard - Guadalupe ALS	93	0.90	0.6	4.80		0.03	0.04		0.02
GUA	Comp 2		Standard - Guadalupe ALS	77	2.10	0.8	2.80		0.03	1.29		0.74
GUA	Comp 3		Standard - Guadalupe ALS	39	2.51	1.3	0.80		0.01	2.27		2.17
GUA	Comp 4		Standard - Guadalupe ALS	73	2.13	0.4	2.30		0.30	0.48		0.12
GUA	Comp 6		Standard - Guadalupe ALS	57	2.97	0.6	0.80		0.45	1.25		1.20

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Table 13.56: Bottle roll leach tests showing Au extraction interpolated at 40 h - Bermejal Underground

Mine	Sample No.	Test No.	Description	Gold Ext. (%)	NaCN Consumption (kg/t)	Ca(OH)2 Consumption (kg/t)	Calculated Head (g/t Au)	Calculated Head (g/t Ag)	Copper, Total (% Cu)	Sulphur, Total (% Stotal)	Sulphur, Sulfate (%SSO4)	Sulphur, Sulphide (%SS-)
BUG	79511 A	79520 C	Standard -Carbonate - Close to Sill	91.0	0.50	1.00	1.0	12.8	0.043	0.03	0.02	0.01
BUG	79503 A	79518 C	Standard -Oxide - Below Sill	93.0	1.03	1.50	25.0	70.8	0.194	0.16	0.12	0.04
BUG	79517 A	79522 A	Standard -Diorite - Composite	86.0	2.06	1.50	2.7	33.3	0.085	0.09	0.07	0.02
BUG	79507 A	79519 C	Standard -Diorite - In Sill	89.0	3.37	1.50	7.7	76	0.356	1.37	1.23	0.14
BUG	74626 A	74653 B	Standard -Oxide - Cuerpo Centro	94.0	1.53	1.50	7.2	7.7	0.229	0.06	0.06	<0.01
BUG	74626 A	74645 B	Standard -Oxide - Cuerpo Centro	95.0	1.94	2.00	7.2	7.7	0.229	0.06	0.06	<0.01
BUG	74626 A	74641 D	Standard -Oxide - Cuerpo Centro	95.0	1.44	1.75	7.2	7.7	0.229	0.06	0.06	<0.01
BUG	79501 A	79518 A	Standard -Oxide - Below Sill	87.0	1.15	2.00	4.0	32.1	0.254	0.25	0.23	0.02
BUG	79515 A	79521 C	Standard -Diorite - Composite	90.0	2.16	2.50	5.2	69.3	0.282	1.08	1.04	0.04
BUG	79502 A	79518 B	Standard -Oxide - Below Sill	87.0	1.76	2.00	7.4	40.1	0.302	0.59	0.53	0.06
BUG	79504 A	79518 D	Standard -Oxide - Above Sill	85.0	4.58	1.00	3.3	22.6	0.319	1.54	1.48	0.07
BUG	79512 A	79520 D	Standard -Oxide - Above Sill	82.0	4.70	1.50	3.8	23.2	0.337	1.65	1.17	0.48
BUG	74628 A	74644 B	Standard -Oxide - Cuerpo Este	89.0	2.18	1.50	10.5	31.6	0.348	0.18	0.18	<0.01
BUG	74627 A	74653 E	Standard -Oxide - Cuerpo Oeste	87.0	2.67	1.50	7.0	7.4	0.401	0.08	0.08	<0.01
BUG	79509 A	79520 A	Standard -Endoskarn - Above Sill	86.4	4.86	1.50	5.8	78.3	0.417	6.84	1.97	4.88
BUG	BUG2	avg	Standard BUG2	90.9	0.96	0.85	5.2	63.7	0.05	0.13	0.07	0.06
BUG	BUG1	avg	Standard BUG1	92.8	2.83	1.23	5.3	19.3	0.374	0.86	0.73	0.13
BUG	80426 A	80433 B	CIL - BUG2	89.5	1.01	1.00	6.2	63	0.05	0.14	0.02	0.12
BUG	5611-12CIL	CIL-Comp2	CIL - BUG2	87.5	2.21	0.36	5.6	64	0.05	0.13	0.07	0.06
BUG	80425 A	80433 A	CIL - BUG1	90.5	3.01	1.75	5.8	24	0.392	0.82	0.01	0.81
BUG	5611-15CIL	CIL-Comp1	CIL - BUG1	78.5	2.96	0.40	5.6	17	0.365	0.86	0.73	0.13
BUG	5611-11CIL	CIL-Comp1	CIL - BUG1	87.5	3.20	0.76	5.6	17	0.365	0.86	0.73	0.13
BUG	Averaged
BUG	80426 A	80431 B	Standard -BUG2	91.7	0.29	1.00	4.5	63	0.05	0.82	0.01	0.81
BUG	5611-02CN	CN-Comp2	Standard -BUG2	90.4	0.71	0.91	5.6	64	0.05	0.13	0.07	0.06
BUG	5611-04CN	CN-Comp2	Standard -BUG2	90.6	1.88	0.65	5.6	64	0.05	0.13	0.07	0.06
BUG	Averaged
BUG	5611-03CN	CN-Comp1	Standard -BUG1	92.8	2.94	1.05	5.6	17	0.365	0.86	0.73	0.13
BUG	80425 A	80431 A	Standard -BUG1	92.7	2.77	1.50	4.5	24	0.392	0.82	0.01	0.81
BUG	5611-01CN	CN-Comp1	Standard -BUG1	93.1	2.79	1.15	5.6	17	0.365	0.86	0.73	0.13
BUG	Averaged
BUG	74628 A	74654 C	Standard - Cuerpo Este Leach Time	88.0	1.89	1.50	10.5	31.6	0.348	0.18	0.18	<0.01
BUG	74628 A	74644 B	Standard - Cuerpo Este Grind Size Opt.	90.0	2.38	1.50	10.5	31.6	0.348	0.18	0.18	<0.01
BUG	74628 A	74654 D	Standard - Cuerpo Este Leach Time	86.0	2.04	1.75	10.5	31.6	0.348	0.18	0.18	<0.01
BUG	74628 A	74647 B	Standard - Cuerpo Este NaCN Opt.	87.0	2.39	2.00	10.5	31.6	0.348	0.18	0.18	<0.01
BUG	Averaged
BUG	74627 A	74653 D	Standard - Cuerpo Oeste Leach Time	87.0	2.40	1.00	7.0	7.4	0.401	0.08	0.08	<0.01
BUG	74627 A	74646 B	Standard - Cuerpo Oeste NaCN Opt.	84.0	2.94	2.00	7.0	7.4	0.401	0.08	0.08	<0.01
BUG	74627 A	74653 E	Standard - Cuerpo Oeste Leach Time	84.0	2.40	1.50	7.0	7.4	0.401	0.08	0.08	<0.01
BUG	74627 A	74643 B	Standard - Cuerpo Oeste Grind Size Opt.	88.0	2.94	2.00	7.0	7.4	0.401	0.08	0.08	<0.01

Notes: For the location descriptions, “Cuerpo Centro” is West Sector, “Cuerpo Ouest” is Southwest end of West Sector, and “Cuerpo Este” is Central Sector under the new location definitions for Bermejal Underground.

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13.8.3	2018 CIL and Bottle Roll Testwork

Two campaigns of CIL agitated leach and standard bottle roll tests were carried out on two BUG and four BOP samples. The results obtained at the two laboratories, ALS and KCA, aligned.

The BUG samples were selected to be representative of oxide ore. The gold recovery of the BUG samples averaged 90.5% ranging from 84.8 to 93.3%. The results aligned with those of earlier CIL agitated leach and bottle roll tests.

The BOP samples were selected on a sulphur grade above the current cut-off 1%, with a range of 2.26 to 8.24% total sulphur. The BOP gold recoveries were variable, ranging from 36.7 to 76.8%. Additional sampling is recommended to determine how BOP ore with economical recovery and with sulphur greater than 1% can be identified. The results to date were applied to show a general decrease in recovery with increasing sulphur content.

The BOP ore averages 0.48% sulphur in the current mine plan.

Figure 13.16 shows the comparison of CIL and standard bottle roll gold extraction. It showed that a significantly lower recovery for CIL vs. standard bottle rolls. The difference was seen at both laboratories for both BUG and BOP material and averaged 3%. A cause for the difference could not be identified. The project evaluated both CIL and agitated leaching and, even when accounting the difference in extraction, the CIL circuit was selected.

Source: Lycopodium, 2018

Figure 13.16: Comparison of CIL and standard bottle roll gold extraction.

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13.8.4	CIL Recovery Curves

The leach recoveries from the selected tests were modelled considering the impact of copper for BUG and sulphur for BOP.

The BUG gold extraction is adversely impacted as the cyanide soluble copper increases, see Figure 13.17. The analysis did not include results from tests where the cyanide soluble copper interfered with the free cyanide( i.e., where low gold extraction was due to an insufficient cyanide addition for the high copper levels).

Source: Lycopodium, 2018

Figure 13.17: BUG gold extraction at various copper content

The BOP gold extraction was impacted by the total sulphur content when sufficient cyanide was added to counteract the impact of cyanide soluble copper, see Figure 13.18. The Guadalupe gold extraction results align with the BOP results as shown. The BOP and Guadalupe deposits are adjacent and share the same mineralization. Hence the assumption for Guadalupe to respond similar to BOP ore in the CIL. However, additional Guadalupe samples for CIL and standard bottle roll testwork are ongoing to define Guadalupe ore recovery.

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Source: Lycopodium, 2018

Figure 13.18: BOP gold extraction at various sulphur content

The recovery formula for BOP and BUG are shown in Table 13.57 along with the 95% extraction for LFUG ore in a CIL circuit.

Table 13.57: CIL gold recovery formulas for Bermejal Open Pit, Bermejal Underground and Los Filos Underground

Recovery Formula Au
BOP CIL	IF(S%<=1.3,-0.1828 x %S +0.859,IF(AND(S%>1.3,%S<5),-0.0452 x %S + 0.676, 0.45)
BUG CIL	IF(Cu%<=0.4,0.90,IF(AND(Cu%>0.4,Cu%<=2.0),0.95-0.125 xCu%,0.7)))
LFUG CIL	95%

13.8.5	Comminution Variability Testwork

The comminution variability testwork results were carried out in 2018 at ALS, Kamloops. The program included samples from LFUG, BUG and BOP collected according to the lithology/ore types in each deposit. Sample selection also considered the depth and the spatial distribution of the core interval taken. Fifty samples were collected and shipped to ALS Kamloops in March 2018 for testwork.

All samples were subjected to a Bond Ball Mill Work index (BWi) test using a 106 µm (0.106 mm) screen. The BWi indicated a moderately hard ore. The resulting BWi data is sufficient for the purposes of this study.

SMC drop weight test which yields the Axb parameter and the Bond Abrasion index (Ai) test were also carried out on the same samples. The Bond Low Energy Impact test which yields the Crushing Work index (CWi) was carried out for the intrusive ore type of the Bermejal Open Pit. The comminution testwork results were interpreted by ore type. The oxides were assigned the CWi applied in the existing secondary crushing circuit modelling.

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The SMC drop weight testwork was undertaken to determine the high impact energy breakage behaviour in SAG milling. The intrusive material is more competent and provided sufficient 26.5 mm sized rock particles for the SMC test. The oxide material is high in fines, often without coarse rock. Only 9 of 26 oxide samples had sufficient 19 mm rock to carry out the SMC test. The SMC testwork undertaken is adequate for the purposes of this study.

The comminution design criteria for the CIL plant feed by ore type is as presented in Table 13.58.

Table 13.58: CIL feed comminution design parameters

Ore Type	Bond Ball Mill Work Index, BWi (kWh/t)	SMC Impact Energy for SAG Mill, Axb	Ai
BOP Oxides	15.7	60.3	0.065
BOP Intrusive	17.6	34.1	0.178
BOP Carbonate	5.8	78.8	0.001
BUG Oxides	17.1	71.3	0.059
BUG Intrusive	15.2	121.1	0.02
BUG Carbonate	10.2	82.1	0.008
LFUG Hematite	15.46	62.7	0.191

As the Guadalupe and BOP deposits are adjacent to and, it is believed, share similar mineralization and rock types the comminution characteristics of BOP rock types have been applied to the Guadalupe Open Pit ore. The Guadalupe Open Pit ore requires testwork for crushing, SAG milling, ball milling and abrasion characterization by rock type for confirmation.

The communication testwork results for Bermejal Underground and Bermejal Open Pit/Los Filos Underground are summarized in Table 13.59 and Table 13.60 and Table 13.61 respectively.

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Table 13.59: Comminution variability testwork - Bermejal Underground

ID	Mine	Sample Source Location	Sample Description	BWi* (kWh/t)	Abrasion Index, (g)	Size Tested (mm)	A	b	sg	ta	A x b	DWi	Mia (kWh/t)	Mih (kWh/t)	Mic (kWh/t)
49	BUG	West	Carbonate Below Sill	7.2	-	-	-	-	-	-	-	-	-	-	-
48	BUG	East	Carbonate Below Sill	7.4	-	26.5	62.5	1.39	2.83	0.8	86.9	3.26	10.4	6.7	3.4
50	BUG	Central	Carbonate Below Sill	7.6	0.013	19.0	64.9	1.43	2.66	0.9	92.8	2.88	10.0	6.3	3.2
47	BUG	Central	Carbonate Above Sill	9.8	0.003	26.5	63.7	1.67	2.57	1.07	106.4	2.41	9.0	5.4	2.8
46	BUG	Central	Carbonate Above Sill	10.9	-	26.5	59.7	1.31	2.62	0.77	78.2	3.35	11.5	7.4	3.8
45	BUG	Central	Intrusive Below Sill	12.5	0.01	26.5	62.8	2.39	2.53	1.54	150.1	1.68	6.9	3.9	2.0
43	BUG	East	Intrusive Below Sill	14.7	-	26.5	58.4	1.86	2.53	1.11	108.6	2.34	8.9	5.3	2.8
44	BUG	West	Intrusive Below Sill	6.3	-	-	-	-	-	-	-	-	-	-	-
41	BUG	Central	Intrusive Above Sill	12.3	-	-	-	-	-	-	-	-	-	-	-
42	BUG	Central	Intrusive Above Sill	15.5	0.03	26.5	63.5	2.48	2.81	1.45	157.5	1.78	6.5	3.7	1.9
35	BUG	East	Oxide Below Sill	13.3	0.047	-	-	-	-	-	-	-	-	-	-
39	BUG	Central	Oxide Below Sill	13.8	-	-	-	-	-	-	-	-	-	-	-
36	BUG	West	Oxide Below Sill	15.1	0.006	-	-	-	-	-	-	-	-	-	-
40	BUG	Central	Oxide Below Sill	15.5	0.134	-	-	-	-	-	-	-	-	-	-
38	BUG	Central	Oxide Below Sill	16.8	0.051	19.0	69.0	1.71	2.94	1.04	118	2.50	8.1	4.9	2.5
37	BUG	Central	Oxide Below Sill	18.0	-	19.0	67.8	0.93	2.77	0.59	63.1	4.40	13.6	9.2	4.8
51	BUG	-	Sill	16.3	0.086	19.0	72.6	0.58	2.5	0.44	42.1	5.91	19.0	13.7	7.1
52	BUG	-	Sill	19.3	-	19.0	73.3	0.44	2.53	0.33	32.3	7.87	23.7	18.1	9.3
34	BUG	Central	Oxide Above Sill	8.9	-	-	-	-	-	-	-	-	-	-	-
33	BUG	Central	Oxide Above Sill	9.7	0.019	19.0	63.6	1.55	2.87	0.89	98.6	2.91	9.4	5.9	3.0
31	BUG	East	Oxide Above Sill	11.3	0.014	-	-	-	-	-	-	-	-	-	-
32	BUG	West	Oxide Above Sill	12.2	-	19.0	67.3	1.46	2.48	1.03	98.3	2.52	9.7	5.9	3.0

*BWi - Bond Ball Mill Work Index screened at 106 µm

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Table 13.60: Comminution variability testwork - Bermejal Open Pit & Los Filos Underground

ID	Mine	Sample Source Location	Sample Description	BWi* (kWh/t)	Abrasion Index (g)	Size Tested (mm)	A	B	Sg	ta	A x b	DWi	Mia (kWh/t)	Mih (kWh/t)	Mic (kWh/t)
30	BOP	Reserve Pit	Lower Carbonate	6.0	-	26.5	63.1	1.28	2.79	0.75	80.8	3.45	11.1	7.2	3.7
29	BOP	Reserve Pit	Upper Carbonate	5.8	0.001	26.5	64.6	1.22	2.68	0.76	78.8	3.39	11.4	7.3	3.8
20	BOP	Reserve Pit	Lower Intrusive Stot <1%	16.0	-	26.5	63.5	0.75	2.63	0.47	47.6	5.56	17.2	12.3	6.3
24	BOP	Reserve Pit	Lower Intrusive Stot 1 to 5%	20.3	-	26.5	60.5	4.30	2.45	2.75	260.2	0.94	4.5	2.2	1.2
26	BOP	Reserve Pit	Lower Intrusive Stot >5%	16.2	-	26.5	70.4	0.62	2.76	0.41	43.6	6.29	18.1	13.2	6.8
18	BOP	Reserve Pit	Upper Intrusive Stot <1%	14.3	-	19.0	62.8	1.08	2.48	0.71	67.8	3.66	13.1	8.6	4.4
17	BOP	Reserve Pit	Upper Intrusive Stot <1%	16.5	0.244	26.5	85.7	0.38	2.68	0.31	32.6	8.13	22.9	17.6	9.1
19	BOP	Reserve Pit	Upper Intrusive Stot <1%	18.5	0.245	26.5	84.8	0.40	2.66	0.33	33.9	7.86	22.5	17.2	8.9
23	BOP	Reserve Pit	Upper Intrusive Stot 1 to 5%	15.5	0.233	26.5	87.5	0.40	2.65	0.34	35.0	7.65	22.1	16.8	8.7
21	BOP	Reserve Pit	Upper Intrusive Stot 1 to 5%	15.9	0.103	19.0	62.2	1.25	2.41	0.84	77.8	3.09	11.8	7.5	3.9
22	BOP	Reserve Pit	Upper Intrusive Stot 1 to 5%	17.9	-	26.5	55.5	0.92	2.73	0.48	51.1	5.33	16.0	11.3	5.8
25	BOP	Reserve Pit	Upper Intrusive Stot >5%	13.2	0.065	26.5	65.3	1.34	3.36	0.67	87.5	3.83	10.0	6.6	3.4
28	BOP	Reserve Pit	Lower Oxide	18.9	-	26.5	68.7	0.51	2.81	0.32	35.0	8.10	21.7	16.7	8.6
27	BOP	Reserve Pit	Upper Oxide	12.6	0.014	26.5	70.1	2.90	2.37	2.22	203.3	1.17	5.5	2.9	1.5

*BWi - Bond Ball Mill Work Index screened at 106 µm

Table 13.61: Comminution variability testwork - Los Filos Underground

ID	Mine	Sample Source Location	Sample Description	BWi* (kWh/t)	Abrasion Index (g)	Size Tested (mm)	A	B	Sg	ta	A x b	DWi	Mia (kWh/t)	Mih (kWh/t)	Mic (kWh/t)
7	LFUG	Conchita	Hematite - Oxide	12.7	-	-	-	-	-	-	-	-	-	-	-
15	LFUG	Nukay	Hematite - Oxide	13.1	0.035	26.5	66.9	1.32	3.09	0.74	88.3	3.51	10.1	6.6	3.4
2	LFUG	Peninsular	Hematite - Oxide	9.8	-	19.0	64.9	1.22	2.64	0.78	79.2	3.35	11.4	7.3	3.8
3	LFUG	Peninsular	Hematite - Oxide	12.6	0.011	-	-	-	-	-	-	-	-	-	-
1	LFUG	Peninsular	Hematite - Oxide	15.0	0.100	-	-	-	-	-	-	-	-	-	-
11	LFUG	Sur	Hematite - Oxide	12.2	0.047	-	-	-	-	-	-	-	-	-	-
12	LFUG	Sur	Hematite - Oxide	12.3	-	-	-	-	-	-	-	-	-	-	-
9	LFUG	Conchita	Limonite - Oxide	9.6	-	-	-	-	-	-	-	-	-	-	-
16	LFUG	Nukay	Limonite - Oxide	16.7	-	-	-	-	-	-	-	-	-	-	-
6	LFUG	Peninsular	Limonite - Oxide	16.8	-	-	-	-	-	-	-	-	-	-	-
4	LFUG	Peninsular	Limonite - Oxide	16.9	-	26.5	72.2	0.71	2.62	0.51	51.3	5.09	16.1	11.3	5.8
5	LFUG	Peninsular	Limonite - Oxide	18.7	0.333	-	-	-	-	-	-	-	-	-	-
14	LFUG	Sur	Limonite - Oxide	14.4	-	-	-	-	-	-	-	-	-	-	-
13	LFUG	Sur	Limonite - Oxide	14.6	0.001	-	-	-	-	-	-	-	-	-	-

*BWi - Bond Ball Mill Work Index screened at 106 µm

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13.8.6	CIL Feed Comminution Characteristics

The milling circuit ore characteristics depend on the blend of underground and open pit ores. Based on the mine plan available at the time a nominal blend of 49% Bermejal Underground oxide ore and 51% Guadalupe open pit ore was selected. The open pit ore was estimated to contain 80% intrusive rock type. Based on the overall blend or rock types and the comminution properties noted in Table 13.62 the nominal blend comminution characteristics are shown in Table 13.54.

Table 13.62: Nominal ore comminution characteristics

CIL	unit	Nominal
Bwi	kWh/t	16.8
Axb		55.6
Ai	g	0.105
ta		0.74

13.8.7	Solid/Liquid Separation Testwork

The 2017 testwork program on Bermejal Underground material included liquid/solid and rheology Testwork. A second liquid/solids separation program was carried out in 2018 at Outotec’s Sudbury laboratory.

In the KCA0160114_LF12_02 report by KCA dated March 2017, the results of solid/liquid separation testwork undertaken at Pocock for six samples from Bermejal Underground were reported. The samples were ground to a P80 from 83 to 116 µm (0.083 to 0.116 mm) with an average of 103 µm (0.103 mm). The Bermejal Underground sample represents the oxide rock type.

In 2018 a blend of 68% Bermejal Open Pit and 32% Bermejal Underground ores representative of the CIL plant feed was subjected to liquid solid separation testwork at Outotec’s laboratory in Sudbury, Ontario. The sample was ground to a P80 of 75 microns. The thickening and pressure filtration generated similar thickener underflow density (56%) and cake moistures (16.9%) as that obtained at Pocock (reports 312483 - Leagold - Bermejal - Filtration Report and R1312483 - Leagold - Bermejal - Thickening Report R1). The pressure filtration testwork included tracer tests for wash ratio selection.

The results provided design data and recommendations adopted for the study. In particular, thickening of a 40% solids leach slurry resulted in an optimized thickener underflow density of 56% solids and rheology tests indicate to avoid exceeding 63% solids for normal pumping applications.

The vacuum filtration rate was considered too slow for economic implementation, hence pressure filtration was recommended to remove the majority of the solution from the tailings.

The pressure filtration characteristics for a plate and frame press predicted a cake moisture content of 15.5%.

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13.9	Conclusions and Recommendations
13.9.1	Heap Leach

In the opinion of the Qualified Person, the metallurgical testwork data provides reliable gold extraction data that supports the declaration of Mineral Resources and Mineral Reserves.

•	Metallurgical tests were performed on samples that were representative of each ore type.
•	Metallurgical testwork has been comprehensive and appropriate for selecting the optimal process technology.
•	Recovery factors estimated for the heap leaching process are based on appropriate metallurgical testwork, and these have been confirmed by recent production data.
•	Heap leaching process conditions, including reagent additions, were appropriately determined to optimize field operation parameters.
•	Some areas of the Bermejal Open Pit and Underground deposits contain high sulphur and copper levels. Gold recovery has been found to decrease with increasing sulphur levels in the ore and cyanide consumption has been found to increase with increasing copper levels in the ore.
•	Coarse bottle roll testwork conducted on Guadalupe ore composites demonstrated gold extractions from Guadalupe ore are similar to, and in some cases higher than, Bermejal. As such, heap leach recovery models developed for Bermejal can be applied to Guadalupe.
13.9.2	Carbon-in-Leach

It is the opinion of the Qualified Person that the CIL metallurgical testwork data provides sufficient and reliable ore characterization and gold extraction data to support a feasibility level study.

•	The variability comminution testwork is adequate to support the comminution circuit design. Some confirmatory work is recommended on Guadalupe variability samples.
•	The available testwork clearly indicates the impact of cyanide soluble copper on reagent consumption. The data yielded a reliable operating cost model, applied in the optimization of the mining schedule along with the gold extraction model.
•	There is sufficient testwork and other data to support the gold and silver recovery estimates used for all material scheduled to be fed to the proposed CIL plant.

The following recommendations are made to mitigate risk when advancing the project to the next phase:

•	Confirmatory comminution testing for SAG milling and ball milling characterization of the Guadalupe rock types including oxide and intrusive material is recommended.
•	Cyanide soluble copper levels in the CIL blend will need to be managed to prevent solution copper levels that interfere with the extraction of gold and/or increase operating costs. If grade control sampling in advance of mining indicates that areas of high copper content will be encountered it is recommended to carry out closed circuit (locked cycle) batch CIL tests to monitor the level of copper in solution and its deportment to the activated carbon.

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•	Depending on the results of the locked cycle testwork, a technology to remove copper from the CIL circuit (e.g. SART) may be required. This offers the potential opportunity to include higher copper mineralization in the CIL feed and potentially generate a revenue stream from recovered copper.
•	Testwork currently available indicates variability in gold extraction of open pit ore at high feed sulphur grades greater than 1%. Current practice is to restrict placement on the heap leach pads of material with a sulphur content greater than 1%. Testwork, however, indicates that higher sulphur level material could be economically treated in the CIL circuit. This is an opportunity that requires further investigation.

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14	Mineral Resource Estimates
14.1	Summary

Mineral Resource estimates for the Los Filos Open Pit, Bermejal Open Pit, Los Filos Underground and Bermejal Underground deposits were prepared by Los Filos Mine Complex personnel with an Effective Date of October 31, 2018 and audited and verified by SRK in November of 2018 (Figure 14.1 and Table 14.1). The Los Filos Open Pit, Los Filos Underground and Bermejal Open Pit were depleted to October 31, 2018 for reporting as appropriate.

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Table 14.1: Mineral Resource statement by deposit for Los Filos Mine Complex, October 31, 2018

Area	Class	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Bermejal Open Pit	Measured	2,689	0.60	52	6.6	571
	Indicated	116,570	0.83	3,111	9.9	37,104
	Measured & Indicated	119,259	0.82	3,163	9.8	37,675
	Inferred	29,798	0.86	824	4.8	4,627
Bermejal Underground (below $1400 pit shell)	Measured	445	7.37	105	29.3	419
	Indicated	11,012	5.79	2,050	19.9	7,032
	Measured & Indicated	11,457	5.85	2,155	20.3	7,451
	Inferred	4,071	4.56	597	15.2	1,995
Los Filos Open Pit	Measured	107,981	0.62	2,152	4.2	14,720
	Indicated	80,691	0.50	1,297	5.6	14,528
	Measured & Indicated	188,672	0.57	3,450	4.8	29,248
	Inferred	62,604	0.50	1,006	5.6	11,272
Los Filos Underground	Measured	3,516	4.79	541	23.4	2,648
	Indicated	3,405	4.24	464	27.5	3,015
	Measured & Indicated	6,921	4.52	1,005	25.4	5,663
	Inferred	1,731	3.70	206	26.2	1,457
Total	Measured	114,631	0.77	2,851	5.0	18,358
	Indicated	211,678	1.02	6,922	9.1	61,679
	Measured & Indicated	326,309	0.93	9,773	7.6	80,037
	Inferred	98,204	0.83	2,633	6.1	19,351

Notes:

10.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
11.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
12.	Mineral Resources are reported to a gold price of US$1,400/oz and a silver price of US$4.39/oz.
13.	Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical run-of-mine for processing requirements.
14.	Open pit Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.
15.	Underground Mineral Resources use a mining cost of US$58.60/t for cut-and-fill, processing cost of US$6.24/t, and a process recovery of 80%.
16.	Underground Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au; Bermejal Underground of 3.0 g/t Au.
17.	Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.
18.	Includes both oxide and sulphide mineralization.

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N
+426000 E
+429000 E
+1977000 N
+1974000 N
Ana Paula
Nukay
Fracc. Dos Ampl el Filo
Peninsular
Airstrip
Los Filos
Underground
Resource
Los Filos
Open Pit
Resource
Zona 70
Sur
Creston Rojo
WRD
Don Mauricio
Don Norman
West Block
East Block
Las Calles
ADR
Process Plant
Administration
Building
Truck Shop
Xochipala
Bermejal
Underground
Resource
Jose Luis
Enrique
Bermejal
Open Pit
Resource
Unif. Conc.
Carmen
Guadalupe
PAD
1
PAD
2
Looking down
0
1000
2000
3000
Legend
Open Pit Final Design
Underground Deposit
Underground Decline
Heap Leach Pads
Process Pounds
Waste Rock Dumps
Mineral Claims
1. Independencia
2. Don Fausto
3. Dona Marta
4. Cedros
5. El Grande
6. Agüita
7. Don Rodrigo
8. Mio Cid
9. Xochipala, F.1
10. Xochipala, F.2

Source: Leagold, 2018

Figure 14.1: Plan view of Los Filos and Bermejal mineral resource areas

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The Mineral Resource estimates have an Effective Date of 31 October 2018.

14.2	Resource Databases

The Los Filos Mine Complex drill data are stored in two separate databases, one for Los Filos and the other for Bermejal. The Los Filos resource database contains information for the Los Filos Open Pit, the underground deposits of Peninsular, Nukay, Sur and Zona 70 and includes 1,939 diamond drill holes and 702 reverse circulation drill holes comprising 480,296 m of drilling (Table 14.2). In addition, the Los Filos database includes 87,756 m of channel samples collected from the underground workings. The Bermejal resource database contains information for the Bermejal and Guadalupe Open Pits and for the Bermejal Underground deposit and includes 774 diamond drill holes and 554 reverse circulation drill holes comprising 367,733 m of drilling (Table 14.2). In addition, the Bermejal database includes 4,732 m of channel samples collected from the Guadalupe Underground workings.

Table 14.2: Los Filos resource database summary

Database	Type	Total (m)	Number of Entries
Los Filos	Channel	87,756	22,546
	RC	135,687	702
	DDH	344,609	1,939
	Sub Total	568,052	25,187
Bermejal	Channel	4,732	1,366
	RC	104,107	554
	DDH	263,626	774
	Sub Total	372,465	2,694
Total		940,517	27,881

The mineral resources are defined in four partially overlapping block models (Figure 14.2). For this reason, the same drill holes are used in more than one model, but the mineral resources do not overlap from model to model and special care is taken to ensure that resource blocks counted in one model are not counted in the overlapping model. Where models overlap, all open pit resources are reported from the open pit models and all underground resources are reported from the underground resource models.

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Note: gridlines are 2,000 m apart

Source: SRK, 2018

Figure 14.2: Plan view showing the overlapping block models used for resource estimation

14.3	Los Filos Open Pit Model

Los Filos Open Pit block model used for mineral resource estimation purposes is based on 8 x 8 x 9 m high blocks. The Y-axis has been rotated 15° counter clockwise, to align the model with the original Los Filos geological grid. Data used to support the mineral resource estimate consists of 2,641 drill holes and 22,546 channel samples, for a total of 568,052 m of sampling. Most of the channel samples were collected in the underground workings and while used for the generation of geological control in the block model, they have no impact on the open pit resource.

14.4	Bermejal Open Pit Model

The Bermejal Open Pit block model used for mineral resource estimation is based on a 9 x 9 x 9 m unrotated block model. The model was organized so that it occupies the same volume as the Bermejal Underground block model to simplify the transition from open pit to underground. The block model data consist of 1,328 drill holes and 1,366 channels for a total of 372,465 m of sampling. The channels samples were mostly collected from the Guadalupe underground mining area. The open pit mineral resources were depleted to account for any mining carried out from underground at Guadalupe.

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14.5	Los Filos Underground Models

The Los Filos Underground block models are based on a 3 x 3 x 3 m blocks. The models are not rotated and they overlap with the Los Filos Open Pit model (Figure 14.2). The block model data were derived from the same input data as was used for the Los Filos Open Pit model. To assure that no open pit resource was included in the underground models, all resource blocks above the Los Filos resource pit shell were coded as air in the underground models.

14.6	Bermejal Underground Model

The Bermejal Underground block model used for mineral resource estimation is based on a 3 x 3 x 3 m blocks and an unrotated model. The model was organized so that it occupies the same volume as the Bermejal Open Pit block model to simplify the transition from open pit to underground.

14.7	Density Assignment

Density values in the block models were assigned by lithology domain for the open pits and by mining areas and domains for the underground models. Density data were derived from data collected from core samples and bulk density samples of 0.5 m³ in size from the underground mining operations as described in section 11 of this report.

14.7.1	Los Filos Open Pit Model

Average bulk density values in Los Filos Open Pit model were based on lithology domains as outlined in Table 14.3.

Table 14.3: Density assignments for Los Filos Open Pit model

Domain	Bulk Density (t/m3)
Oxide	2.55
Sill oxide	2.55
Sill	2.35
Granodiorite	2.35
Carbonate	2.55

14.7.2	Bermejal Open Pit Model

Average bulk density values in the Bermejal Open Pit model were based on lithology domains as outlined in Table 14.4.

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Table 14.4: Density assignments for Bermejal Open Pit model

Domain	Bulk Density (t/m3)
Oxide	2.67
Sill oxide	2.67
Sill	2.36
Granodiorite	2.36
Carbonate	2.52
Sulphide	2.72

14.7.3	Los Filos Underground Model

Average bulk density values used in the Los Filos Underground model were separated by underground mining areas. The density of the oxide domain for each of the mining areas is summarized in Table 14.5. Granodiorite and carbonate were not modelled for the Los Filos Underground deposits.

Table 14.5: Density assignments for Los Filos Underground deposits

Oxide Domain	Density (t/m3)
Nukay	3.33 or 2.77
Peninsular	2.96
Sur	3.26
Zona 70	2.66

14.7.4	Bermejal Underground Model

Densities used for the Bermejal Underground model were the same as used for the open pit model and outlined in Table 14.4.

14.8	Grade Capping

Grade capping was used to restrict outlier assay values. Caps were applied to the composites by mine personnel after examination of the data using log probability plots. Capping grades were determined using only drill core data, and then were applied to all composites used for grade estimation. In some zones, in addition to the grade caps, restricted search radii were applied to some of the higher-grade composites.

14.8.1	Los Filos Open Pit Model

Within the Los Filos Open Pit, the capping of grades was generally restricted to the upper six to ten composites in each zone / rock type domains and generally corresponded to breaks in the grade distribution. Table 14.6 contains the capping grade limits used in Los Filos model.

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Table 14.6: Los Filos Open Pit model capping levels

Metal	Units	Oxide	Oxide Sill	Sill	Granodiorite	Carbonate
Gold	(g/t)	7.51	8.96	6.49	1.85	2.53
Silver	(g/t)	52.89	17	4.63	25.31	11.51

14.8.2	Bermejal Open Pit Model

Capping for the Bermejal Open Pit model was carried out on assays prior to compositing. Capping was based on analysis of grade distribution by domain and the capping applied is outlined in Table 14.7.

Table 14.7: Bermejal Open Pit model capping levels

Metal	Units	Oxide	Oxide high grade zone	Oxide Sill	Sill	Granodiorite
Gold	(g/t)	30	40	30	20	25
Silver	(g/t)	200	200	200	120	120

14.8.3	Los Filos Underground Models

Grade caps were applied separately to each of the Los Filos Underground mining areas (Nukay, Peninsular, Sur, and Zona 70). Capping grades were determined using only core and RC samples but were applied to all composites in the dataset. Table 14.8 details the capping grade limits used in each of the models.

Table 14.8: Los Filos Underground models capping levels

Metal	Units	Nukay	Peninsular	Sur	Zona 70
Gold	(g/t)	30	30	30	30
Silver	(g/t)	220	200	200	200
Copper	(%)	2	2	8	4

14.8.4	Bermejal Underground Model

Capping levels for the Bermejal Underground model were the same as used for the Bermejal Open Pit model as outlined in Table 14.7.

14.9	Solid Body Modelling

Three-dimensional solid wire frames were created for lithology domains and oxidation states by deposit using Leapfrog software (Leapfrog). The solid wireframe shapes are used as boundary controls to populate the open pit and underground models. Each mining area has a variety of lithologic domains but most of the mineralization is hosted by a thin oxide layer that occurs at or near the contact with the intrusive rocks (granodiorite or sill) and the host carbonates. In the Los Filos area, the oxide solid is subdivided in sub-zones identifying each of the underground model areas (Figure 14.3).

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Source: Stantec, 2017.

Figure 14.3: Los Filos Underground oxide geological sub-zones

Solids modelling for the Bermejal Open Pit and Underground models was carried out in a similar manner to the Los Filos models, and geology was modelled in Leapfrog and visually validated against drill hole data. Figure 14.4 is a typical cross section of the geological solid models at Bermejal and Figure 14.5 shows an isometric view of the model looking south.

Source: Stantec, 2017

Figure 14.4: Bermejal cross section showing solid models used for geological domaining

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Source: Stantec, 2017

Figure 14.5: Isometric perspective view looking south of the Bermejal geological domains

14.10	Geometallurgical Domains

Geometallurgical domains have been designed for the Los Filos Open Pit model. The domains are used to separate rock of different metallurgical characteristics and identified in the block models as “Jones codes” as summarized in Table 14.9.

Table 14.9: Los Filos Open Pit geometallurgical domain codes

Domain	Description
Ia	Granodiorite, endoskarn granodiorite and exoskarn, strongly clay altered and sheared
Ib	Granodiorite, moderately altered and sheared
II	Mineralized carbonate, relatively hard and weakly broken
III	Fresh endoskarn, hard and weakly sheared or broken
IV	Exoskarn and jasperoid

The Jones code for the geometallurgical domain is assigned to the block model based on the drill hole composite data:

•	Carbonate rocks are logged as either type II or type IV. In the block model, the carbonate blocks are assigned either type II or type IV based on a nearest neighbor estimation. Only composites designated as carbonate are used for this estimation. Carbonate composites logged with type code Ia, Ib, or III are considered to have been misclassified and were not used for rock type assignment.

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•	Granodiorite and diorite rock types are logged as type Ia, Ib, or III. In the block model the granodiorite blocks are assigned as type Ia, Ib, or III based on a nearest neighbor estimation. Granodiorite and diorite rock types logged with types II and IV were considered to have been misclassified and were not used for the assignment.
14.11	Compositing

Grades were composited within each of the geological domains to 1.5 m for all of the underground models and the Bermejal Open Pit model and composited to 9 m for the Los Filos Open Pit block model. The varying composites respected the rock type (oxide, intrusion, carbonate, or sulphide), and did not cross rock type boundaries. A review of the grades versus composite lengths showed no bias as a result of the variable composite lengths.

14.12	Variography

For the Los Filos deposits, variography was not used for estimation of the resource models. An inverse distance method was used to populate block values and was deemed to be suitable for the deposit types given the variable nature of the skarn mineralization.

Variographic analysis for the Bermejal deposits was performed by SRK using SAGE 2001© software. Gold correlograms were developed for each of the geological domains as outlined in Table 14.10. A separate oxide domain was generated to isolate some higher-grade gold values found below the sill at Bermejal (Domain code 22). Because very little value is derived from the silver content, variography was not evaluated for silver, instead the silver grades were interpolated using the gold variogram parameters.

Table 14.10: Correlogram parameters used for Bermejal Open Pit and Underground models

Metal	Domain	Nugget C0	Sill C1/2	Correlogram			Ranges a1, a2
				around Z	around Y	around Z	X-Rot	Y-Rot	Z-Rot
Au	20 - Oxide	0.37	0.11	-4	30	-25	24	50	6
			0.52	-4	30	-25	103	163	25
	21 - Sill oxide	0.47	0.53	30	-82	7	24	165	5
			NA	NA	NA	NA	NA	NA	NA
	22 -High grade oxide	0.29	0.28	-48	30	9	100	107	22
			0.43	-48	30	9	260	112	60
	30- Sill	0.34	0.42	17	-9	-16	25	18	10
			0.24	17	-9	-16	128	102	50
	50 Granodiorite	0.49	0.24	-55	-2	10	70	121	4
			0.27	-55	-2	10	86	234	40

14.13	Block Model and Grade Estimation

Grade estimations for all the block models used multiple passes. The Los Filos Open Pit model was estimated in two passes while all other models were estimated in three passes using varying numbers of composites and minimum numbers per pass. Table 14.11 summarizes the parameters used in each of the passes for all the models.

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Table 14.11: Block model grade interpolation parameters

Model	Search Pass	Interpolation	Rotation			Search Radii			Number of Composites		Max. Samples per DDH
			Z	Y	Z	X (m)	Y (m)	Z (m)	Min.	Max.
Los Filos Open Pit	1	ID3	0	0	0	25	25	25	3	8	2
	2	ID3	0	0	0	100	100	100	3	8	2
Bermejal Open Pit	1	OK	0	0	0	25	25	25	9	24	7
	2	OK	0	0	0	50	50	50	9	24	7
	3	OK	0	0	0	100	100	100	9	24	7
Los Filos Underground	1	OK	0	0	0	25	25	25	3	20	2
	2	OK	0	0	0	50	50	50	3	20	2
	3	OK	0	0	0	100	100	100	3	20	2
Bermejal Underground	1	OK	0	0	0	25	25	25	3	20	2
	2	OK	0	0	0	50	50	50	3	20	2
	3	OK	0	0	0	100	100	100	3	20	2

14.14	Model Validation
14.14.1	Open Pit Models

SRK validated the Los Filos and Bermejal Open Pit models by comparing the model values with the composited drill data on level plans. The open pit models were also validated by comparing the block model values to the production data from the pits. SRK noted that both models compared well with the drill composite data and both models reconciled well with the production data. SRK concluded that the open pit block models provided a reasonable estimation of the global gold content for the Los Filos and Bermejal Open Pits.

14.14.2	Underground Models

The Bermejal and Los Filos Underground block models were validated by comparing estimated block grades with composite drill hole grades on sections and in plan view. A comparison of well- informed blocks (blocks pierced by drill holes) was also carried out on QQ plots to determine the agreement between the block estimate and the data used to calculate the estimated block grades. The comparison showed that the estimated block grades agree well with the composite data and that no significant bias was introduced as a result of the estimation process.

14.15	Mineral Resource Classification

Block model quantities and grade estimates for the Los Filos and Bermejal deposits were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (May, 2014) by Dr. Gilles Arseneau, P.Geo. (APEGBC, 23474), an independent Qualified Person for the purpose of National Instrument 43-101.

Mineral resource classification is typically a subjective concept. Industry best practices suggest that resource classification should consider both the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates and the geostatistical confidence in the quantity and grade estimates. Appropriate classification criteria should aim at integrating both concepts to delineate regular areas at similar resource classification.

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SRK is satisfied that the geological modelling honours the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support resource evaluation. The sampling information was acquired primarily by samples collected from core and RC drilling as well as underground channel samples.

Generally, for mineralization exhibiting good geological continuity investigated at an adequate spacing with reliable sampling information accurately located, blocks estimated during the first estimation run considering full variogram ranges can be classified in the Measured or Indicated category within the meaning of the CIM Definition Standards for Mineral Resources and Mineral Reserves depending on the level of support used to estimate the block grade. For those blocks, the level of confidence is sufficient to allow appropriate application of technical and economic parameters to support mine planning and to allow evaluation of the economic viability of the deposit.

Conversely, blocks estimated during the second or third pass are appropriately classified as Inferred category because the confidence in the estimate is insufficient to allow for the meaningful application of technical and economic parameters or to enable an evaluation of economic viability. Table 14.12 summarizes the resource classification parameters for each of the mineral deposits at Los Filos.

Table 14.12: Parameters used to classify mineral resources at Los Filos

Deposit	Measured		Indicated		Inferred
	Average Distance (m)	No of drill holes	Average Distance (m)	No of drill holes	Average Distance (m)	No of drill holes
Los Filos Open Pit	60	4	90	3	100	1
Bermejal Open Pit	25	3	50	2	100	2
Los Filos Underground	25	3	50	2	100	2
Bermejal Underground	25	3	50	2	100	2

14.16	Reasonable Prospects of Economic Extraction

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) defines a mineral resource as:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

The “material of economic interest” refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. Mineralization at the Los Filos Mine Complex is amenable to both open pit and underground mining extraction.

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To determine the quantities of material offering “reasonable prospects for eventual economic extraction” by an open pit, SRK used a pit optimizer and reasonable mining assumptions to evaluate the proportions of the block model (Measured, Indicated and Inferred blocks) that could be “reasonably expected” to be mined from an open pit.

The optimization parameters were selected based on costs developed from the current mining operations at Los Filos (Table 14.13). The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for eventual economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. The mineral reserves for the Los Filos Mine Complex are discussed in section 15 of this report. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cut-off grade.

The block model quantities and grade estimates were also reviewed to determine the portions of the Los Filos and Bermejal deposits having “reasonable prospects for eventual economic extraction” from an underground mine, based on parameters summarized in Table 14.15 for Los Filos and Table 14.16 for Bermejal.

Table 14.13: Conceptual assumptions considered for Los Filos open pit optimization

Parameter	Unit	Crush	Uncrush (ROM)
Gold price	US$ per ounce	1,400	1,400
Silver price	US$ per ounce	4.39	4.39
Mining cost	US$ per tonne mined	1.4	1.51
Processing cost	US$ per tonne of feed	6.15	2.76
General and Administrative cost	US$ per tonne of feed	1.07	1.07
Overall pit slope	degrees	38	38
Gold process recovery	%	Variable by lithology	Variable by lithology
In-situ Cut-off grade	grams per tonne	Variable by lithology	Variable by lithology

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Table 14.14: Conceptual assumptions considered for Bermejal open pit optimization

Parameter	Unit	Crush	Uncrush (ROM)
Gold price	US$ per ounce	1,400	1,400
Silver price	US$ per ounce	4.39	4.39
Mining cost	US$ per tonne mined	1.69	1.63
Processing cost	US$ per tonne of feed	6.15	2.76
General and Administrative cost	US$ per tonne of feed	1.07	1.07
Overall pit slope	degrees	34	34
Gold process recovery	%	By formula	By formula
In-situ Cut-off grade	grams per tonne	By NSR	By NSR

Table 14.15: Conceptual assumptions considered for Los Filos Underground resource reporting

Parameter	Unit	Value
Gold price	US$ per ounce	1,400
Silver price	US$ per ounce	4.39
Mining cost	US$ per tonne mined	58.60
Process cost	US$ per tonne of feed	6.24
General and Administrative cost	US$ per tonne of feed	15
Process recovery	%	80
Assumed mining rate	Tonnes per day	1,500
Cut-off grade	grams per tonne	2.23

Table 14.16: Conceptual assumptions considered for Bermejal Underground resource reporting

Parameter	Unit	Value
Gold price	US$ per ounce	1,400
Silver price	US$ per ounce	4.39
Mining cost	US$ per tonne mined	100
Process cost	US$ per tonne of feed	20
General and Administrative cost	US$ per tonne of feed	15.00
Process recovery	%	80
Assumed mining rate	Tonnes per day	2,500
Cut-off grade	grams per tonne	3.00

SRK considers that the blocks located within the conceptual pit envelope show “reasonable prospects for economic extraction” and can be reported as a mineral resource. All blocks amenable to underground mining and that are a reasonable distance to access or planned access and above the assumed cut-off grade are deemed to satisfy the reasonable prospect of economic extraction.

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14.17	In-Situ Mineral Resource Estimates

Mineral Resource estimates for the Los Filos Mine Complex were prepared by Leagold and audited, reviewed and accepted by SRK. The stated Mineral Resources are a reasonable representation for the Los Filos Mine Complex. Mineral Resources are reported inclusive of Mineral Reserves and do not include dilution. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. Mineral Resources have an Effective Date of October 31, 2018. Table 14.17 summarizes the Mineral Resources for the Los Filos Mine Complex, including the open pit and underground mines.

Table 14.17: Los Filos Mine Complex Mineral Resources statement, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	114,631	0.77	2,851	5.0	18,358
Indicated	211,678	1.02	6,922	9.1	61,679
Measured & Indicated	326,309	0.93	9,773	7.6	80,037
Inferred	98,204	0.83	2,633	6.1	19,351
Notes:
1.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.	Mineral Resources are reported to a gold price of US$1,400/oz and a silver price of US$4.39/oz.
4.	Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical uncrushed, run-of-mine for processing requirements.
5.	Open pit Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.
6.	Underground Mineral Resources use a mining cost of US$58.60/t for cut-and-fill, processing cost of US$6.24/t, and a process recovery of 80%.
7.	Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.28 g/t Au; Bermejal Underground of 3.0 g/t Au.
8.	Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.
9.	Includes both oxide and sulphide mineralization.

14.17.1	Open Pit Mineral Resources

The Los Filos and Bermejal Open Pit Mineral Resources were estimated by constraining blocks to the topographic surveys conducted on October 31, 2018 and the $1,400/oz Lerchs-Grossmann pit shells. The resulting Mineral Resource estimates for deposits considered amenable to open pit mining are summarized in Table 14.18.

Table 14.19 and Table 14.20 are the Mineral Resource estimates for the Los Filos Open Pit and the Bermejal Open Pit, respectively.

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Table 14.18: Total open pit Mineral Resource statement, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	110,670	0.62	2,204	4.3	15,291
Indicated	197,261	0.70	4,408	8.1	51,632
Measured & Indicated	307,931	0.67	6,612	6.8	66,923
Inferred	92,402	0.62	1,830	5.4	15,899
Notes:

1. Mineral Resources are inclusive of Mineral Reserves and do not include dilution.

2. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.

3. Mineral Resources are reported to a gold price of US$1,400/oz and a silver price of US$4.39/oz.

4. Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical, un-crushed run-of-mine for processing requirements.

5. Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.

6. Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.

7. Includes both oxide and sulphide mineralization.

Table 14.19: Los Filos Open Pit Mineral Resource statement, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	107,981	0.62	2,152	4.2	14,720
Indicated	80,691	0.5	1,297	5.6	14,528
Measured & Indicated	188,672	0.57	3,450	4.8	29,248
Inferred	62,604	0.5	1,006	5.6	11,272

Table 14.20: Bermejal Open Pit Mineral Resource statement, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	2,689	0.60	52	6.6	571
Indicated	116,570	0.83	3,111	9.9	37,104
Measured & Indicated	119,259	0.82	3,163	9.8	37,675
Inferred	29,798	0.86	824	4.8	4,627

Note 1: Tonnage depleted to account for historical mining at Guadalupe.

14.17.2	Underground Mineral Resource Estimates

Mineral Resource estimates for the deposits considered amenable to underground mining are summarized in Table 14.21 (includes Los Filos Underground and Bermejal Underground). Table 14.22 to Table 14.26 present the individual Mineral Resource estimates for the deposits in the Los Filos Mine Complex.

Table 14.27 is the Mineral Resource estimate for the Bermejal Underground deposit for the portion of the deposit that is below the $1,400/oz pit shell only.

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Table 14.21: Total underground Mineral Resource statement, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	3,961	5.08	647	24.1	3,067
Indicated	14,417	5.42	2,514	21.7	10,047
Measured & Indicated	18,378	5.35	3,161	22.2	13,114
Inferred	5,802	4.30	803	18.5	3,452
Notes:
1.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.	Mineral Resources are reported to a gold price of US$1,400/oz and a silver price of US$4.39/oz.
4.	Underground Mineral Resources use a mining cost of US$58.60/t for cut-and-fill, processing cost of US$6.24/t, and a process recovery of 80%.
5.	Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au; Bermejal Underground of 3.0 g/t Au.
6.	Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.
7.	Includes both oxide and sulphide mineralization.

Table 14.22: Mineral Resource statement for the Nukay deposit, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	1333	4.95	212	15.7	673
Indicated	1024	4.42	146	39.0	1,284
Measured & Indicated	2357	4.72	358	25.8	1,957
Inferred	367	4.03	48	60.6	715

Table 14.23: Mineral Resource statement for the Peninsular deposit, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	819	5.14	135	14.3	376
Indicated	1354	4.30	187	17.4	756
Measured & Indicated	2,173	4.62	323	16.2	1,132
Inferred	666	3.69	79	15.2	325

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Table 14.24: Mineral Resource statement for the Sur deposit, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	1298	4.44	185	36.1	1,507
Indicated	509	4.29	70	36.2	592
Measured & Indicated	1,807	4.40	255	36.1	2,099
Inferred	252	3.81	31	10.8	88

Table 14.25: Mineral Resource statement for the Zona 70 deposit, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	66.3	3.93	8	43.2	92
Indicated	517.7	3.68	61	23.0	383
Measured & Indicated	584	3.71	70	25.3	475
Inferred	446.3	3.38	48	23.0	330

Table 14.26: Mineral Resource statement for the Los Filos Underground mines, SRK Consulting, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	3,516	4.79	541	23.4	2,648
Indicated	3,405	4.24	464	27.5	3,015
Measured & Indicated	6,921	4.52	1,005	25.4	5,663
Inferred	1,731	3.70	206	26.2	1,457
Notes:
1.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.	Mineral Resources are reported to a gold price of US$1,400/oz and a silver price of US$4.39/oz.
4.	Underground Mineral Resources use a mining cost of US$58.60/t for cut-and-fill, processing cost of US$6.24/t, and a process recovery of 80%.
5.	Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au
6.	Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.
7.	Includes both oxide and sulphide mineralization.

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Table 14.27: Mineral Resource statement for the Bermejal Underground deposit, October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	445	7.37	105	29.3	419
Indicated	11,012	5.79	2,050	19.9	7,032
Measured & Indicated	11,457	5.85	2,155	20.3	7,451
Inferred	4,071	4.56	597	15.2	1,995

Notes: This is the Bermejal Underground deposit that is entirely below the current Mineral Reserves open pit.

14.17.3	Summary of Mineral Resources by Mining Method and by Deposit

The following summaries of Mineral Resources by mining method (Table 14.28) and by deposit (

Table 14.29) are compilations of the preceding tables.

Table 14.28: Mineral Resource statement by mining method for Los Filos mine, October 31, 2018

Category	Mining Method	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	Open Pit	110,670	0.62	2,204	4.3	15,291
	Underground	3,961	5.08	647	24.1	3,067
Total Measured		114,631	0.77	2,851	5.0	18,358
Indicated	Open Pit	197,261	0.70	4,408	8.1	51,632
	Underground	14,417	5.42	2,514	21.7	10,047
Total Indicated		211,678	1.02	6,922	9.1	61,679
Measured & Indicated	Open Pit	307,931	0.67	6,612	6.8	66,923
	Underground	18,378	5.35	3,161	22.2	13,114
Total Measured & Indicated		326,309	0.93	9,773	7.6	80,037
Inferred	Open Pit	92,402	0.62	1,830	5.4	15,899
	Underground	5,802	4.30	803	18.5	3,452
Total Inferred		98,204	0.83	2,633	6.1	19,351
Notes:
1.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.	Mineral Resources are reported to a gold price of US$1,400/oz and a silver price of US$4.39/oz.
4.	Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical, uncrushed run-of-mine for processing requirements.
5.	Open pit Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.
6.	Underground Mineral Resources use a mining cost of US$58.60/t for cut-and-fill, processing cost of US$6.24/t, and a process recovery of 80%.
7.	Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au; Bermejal Underground of 3.0 g/t Au.
8.	Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.
9.	Includes both oxide and sulphide mineralization.

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Table 14.29: Mineral Resource statement by deposit for Los Filos mine, October 31, 2018

Area	Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Bermejal Open Pit	Measured	2,689	0.60	52	6.6	571
	Indicated	116,570	0.83	3,111	9.9	37,104
	Measured & Indicated	119,259	0.82	3,163	9.8	37,675
	Inferred	29,798	0.86	824	4.8	4,627
Bermejal Underground (below $1400 pit shell)	Measured	445	7.37	105	29.3	419
	Indicated	11,012	5.79	2,050	19.9	7,032
	Measured & Indicated	11,457	5.85	2,155	20.3	7,451
	Inferred	4,071	4.56	597	15.2	1,995
Los Filos Open Pit	Measured	107,981	0.62	2,152	4.2	14,720
	Indicated	80,691	0.50	1,297	5.6	14,528
	Measured & Indicated	188,672	0.57	3,450	4.8	29,248
	Inferred	62,604	0.50	1,006	5.6	11,272
Los Filos Underground	Measured	3,516	4.79	541	23.4	2,648
	Indicated	3,405	4.24	464	27.5	3,015
	Measured & Indicated	6,921	4.52	1,005	25.4	5,663
	Inferred	1,731	3.70	206	26.2	1,457
Total	Measured	114,631	0.77	2,851	5.0	18,358
	Indicated	211,678	1.02	6,922	9.1	61,679
	Measured & Indicated	326,309	0.93	9,773	7.6	80,037
	Inferred	98,204	0.83	2,633	6.1	19,351

Notes:

1.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.	Mineral Resources are reported to a gold price of US$1,400/oz and a silver price of US$4.39/oz.
4.	Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical, uncrushed run-of-mine for processing requirements.
5.	Open pit Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.
6.	Underground Mineral Resources use a mining cost of US$58.60/t for cut-and-fill, processing cost of US$6.24/t, and a process recovery of 80%.
7.	Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au; Bermejal Underground of 3.0 g/t Au.
8.	Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.
9.	Includes both oxide and sulphide mineralization.

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14.18	Additional Resource Tables for Bermejal Underground Resource

The following tables provide the Bermejal Underground Mineral Resource estimate at a range of cut-off grades (Table 14.30) and broken down into above and below the sill dividing the Bermejal Underground deposit (Table 14.31), which are now referred to as the Central Sector, West Sector, and the southwestern portion of the West Sector, respectively. Resources are reported below the US$1400 Bermejal resource pit shell.

Table 14.30: Mineral resources at a range of cut-off grades for the Bermejal Underground deposit (below US$1400 Bermejal Resource Pit shell), October 31, 2018

Category	Cut-off Grade (g/t Au)	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Measured	4.0	322	8.86	92	30.8	319
	3.0	445	7.37	105	29.3	419
	2.5	446	7.36	106	29.3	420
Indicated	4.0	6,875	7.20	1,592	21.2	4,688
	3.0	11,012	5.79	2,052	19.9	7,034
	2.5	11,069	5.78	2,056	19.9	7,065
Measured & Indicated	4.0	7,197	7.28	1,684	21.6	5,007
	3.0	11,457	5.86	2,157	20.2	7,452
	2.5	11,515	5.84	2,162	20.2	7,485
Inferred	4.0	2,057	5.65	374	15.8	1,045
	3.0	4,070	4.56	597	15.2	1,995
	2.5	4,090	4.56	599	15.2	2,001

Table 14.31: Mineral Resource statement by location above or below sill for the Bermejal Underground deposit, SRK Consulting, October 31, 2018

Sector	Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Above Sill	Measured	75	3.95	10	19.7	48
	Indicated	2,125	4.27	292	21.4	1,462
	Measured & Indicated	2,200	4.26	301	21.3	1,510
	Inferred	757	4.06	99	12.4	302
Below Sill	Measured	370	8.07	96	31.2	371
	Indicated	8,887	6.16	1,760	19.5	5,572
	Measured & Indicated	9,257	6.24	1,856	20.0	5,943
	Inferred	3,313	4.68	498	15.9	1,694
Total	Measured	445	7.37	105	29.3	419
	Indicated	11,012	5.79	2,052	19.9	7,034
	Measured & Indicated	11,457	5.86	2,157	20.2	7,452
	Inferred	4,070	4.56	597	15.2	1,995

Note: the cut-off grade applied was 3 g/t Au

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14.19	Non-In-Situ Mineral Resources

In addition to the estimated in-situ Mineral Resources at the Los Filos Mine Complex, mineralized material also exists in several stockpiles. The stockpiles are available for processing once the carbon-in-leach (“CIL”) process plant is constructed and operational. The stockpiles are not included in the current production schedule and therefore are not considered reserves.

14.19.1	High Sulphur Stockpiles

Stockpiles of mineralized material with sulphur content greater than one% (>1%), that were mined prior to March 31, 2018 from the Los Filos Open Pit (LFOP) and Bermejal Open Pit (BOP) and were not amenable for heap leaching, represent a mineral resource that can be considered for processing by the CIL plant.

This material is located within the waste dump areas of both LFOP and BOP. For LFOP, the stockpile material is located on Level 1,404 m near the Aguita Pit and for BOP, the material is in several locations on Levels 1,571 m, 1,680 m and 1,750 m. Material has been placed in these areas since 2016. The quantity of each stockpile, including the gold, silver, copper and sulphur grades and year of deposition, are shown in Table 14.32.

Table 14.32: High sulphur stockpile material available for CIL plant processing, October 31, 2018

Pad	Year loaded	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)	Grade (% Cu)	Grade (% S)
Bermejal Stockpile
1680	2018	85.6	0.81	2.2	12.3	33.9	0.08	2.82
1670	2017	5.3	0.86	0.1	7.3	1.3	0.14	2.44
1571	2017	57.0	0.91	1.7	3.9	7.1	0.13	1.67
1750	2017	192.0	0.94	5.8	4.4	27.4	0.11	1.68
1750	2016	684.0	0.87	19.1	6.9	151.3	0.12	1.68
1404	2016	121.5	0.80	3.1	4.1	16.0	0.02	0.98
Total		1,145.5	0.87	32.0	6.4	237.0	0.10	1.70

Los Filos Stockpile
1660	2018	113.9	0.62	2.3	1.4	5.1	0.04	3.02
Total Stockpiles
	2016-2018	1,259.4	0.85	34.3	6.0	242.1	0.10	1.82

The stockpile volumes for Bermejal Open Pit for 2016 and 2017 have been confirmed via a volumetric survey, whereas the 2018 volume is based on the number of haul truck (136 tonne) counts only; similarly, the stockpile volume for the Los Filos Open Pit for 2018 is also based on haul truck counts. These 2018 stockpiles will be surveyed at the end of the year to confirm their respective volumes.

The sulphur and copper contents of the stockpiles were measured from samples of the stockpiled ore. Based on the available information from 2016, 2017 and 2018 for Bermejal Open Pit stockpiled ore, the sulphur ranges from 0.98 to 2.82% and copper ranges from 0.02 to 0.14%, for weighted average grades of 1.70% sulphur and 0.10% copper.

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For Los Filos Open Pit stockpiled ore, the sulphur content is 2.71% and copper content is 0.02%.

The average sulphur and copper contents of all the Sulphur Stockpile deposits from both open pits are 1.82% and 0.10%, respectively. Based on the above information, SRK decided to classify the stockpile mineralization as “Measured” for all the stockpiles.

14.20	Conclusions on the Mineral Resource Estimates

Mineral Resource estimates presented in this report represent the global Mineral Resources located at the Los Filos Mine Complex as of October 31, 2018. The Mineral Resources were estimated by mine personnel. The resources were validated and verified by Dr. Gilles Arseneau, P.Geo. (APEGBC, 23474), an independent Qualified Person for the purpose of National Instrument 43-101. Mineral Resources are inclusive of Mineral Reserves and do not include dilution. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.

There are no known environmental, permitting, socio-economic, legal, title, taxation, marketing, political or other relevant factors, which could materially affect the Mineral Resource estimate.

Considerations for future Mineral Resource estimate updates include:

•	Consolidating of the Los Filos Underground resource models to two adjacent models (Norte and Sur) that have coincident coordinates at their model limits while ensuring that they are able to have coincident coordinates with the Los Filos Open Pit block model.
•	Using the bulk density measurement databases to interpolate within block models such as at Bermejal Underground.
14.20.1	Mineral Resource Risks

The estimation of mineral resources is not without risks, several factors such as additional drilling and sampling may affect the geological interpretation, the conceptual pit shells, or the underground mining assumptions. Other factors that may have an impact, positive or negative, on the estimated mineral resources include the following:

•	Gold and silver price assumptions
•	Changes in interpretations of lithological or geometallurgical domains
•	Pit slope angles for the open pits or geotechnical assumptions for underground stope designs
•	Changes to the methodology used to assign densities in the resource models
•	Changes to the assumptions used to generate the gold cut-off grades for resource declaration
•	Changes to the search orientations, search ellipse ranges, and numbers of octants used for grade estimation
•	Revisions to the classification criteria used at the Los Filos Mine Complex

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14.20.2	Mineral Resource Opportunities

Opportunities to expand on the mineral resources near the known deposit are considered favourable. The geological unit that hosts the gold mineralization extends beyond the known drilled area and it is assumed that additional drilling along this geological unit could identify further mineralization.

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15	Mineral Reserve Estimates

Mineral resources and mineral reserves are reported in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101). CIM (2014) definitions were followed for mineral reserves.

Mineral Reserves were estimated using a gold price of $1,200/oz Au, a silver price of $4.39/oz Ag, and an Effective Date of October 31, 2018.

15.1	Consolidated Mineral Reserves Summary

The Los Filos Mine Complex Mineral Reserves are composed of open pit reserves of 95.9 Mt at an average grade of 0.88 g/t Au containing 2.708 Moz gold plus underground reserves of 8.3 Mt at an average grade of 6.32 g/t Au containing 1.686 Moz gold. Additionally, there are 0.114 Moz of recoverable gold in leach pad inventory. The consolidated Mineral Reserve estimate based on Proven and Probable Reserves for Los Filos Mine Complex is presented in Table 15.1.

Table 15.1: Consolidated Mineral Reserves statement for Los Filos Mine Complex as at October 31, 2018

Classification	Mining Method	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)
Proven	Open Pit	24,937	0.66	530
	Underground	1,231	6.03	239
	Proven total	26,168	0.91	768
Probable	Open Pit	70,990	0.95	2,179
	Underground	7,062	6.38	1,447
	Probable total	78,052	1.44	3,626
Proven and Probable	Open Pit	95,927	0.88	2,708
	Underground	8,293	6.32	1,686
	Proven and Probable	104,220	1.31	4,395
Probable Leach Pad Inventory (recoverable)			114
Total Proven and Probable			4,509

Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery. The exception is leach pad inventory, which is stated in terms of recoverable Au ounces.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Allowances for external dilution and mining recovery are applied.
5.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
6.	Summation errors may be present due to rounding.

15.1.1	Los Filos Open Pit

The Mineral Reserve estimate for Los Filos Open Pit is presented in Table 15.2.

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Table 15.2: Los Filos Open Pit Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	23,384	0.67	506	2.4	1,812
Probable	3,473	0.47	52	2.3	255
Total Proven and Probable	26,857	0.65	558	2.4	2,067
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach process recovery varies based on rock type.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

15.1.2	Bermejal Open Pit

The Mineral Reserve estimate for Bermejal Open Pit is presented in Table 15.3.

Table 15.3: Bermejal Open Pit Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	1,172	0.48	18	6.0	226
Probable	33,422	0.57	613	8.0	8,565
Total Proven and Probable	34,593	0.57	631	7.9	8,791
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

15.1.3	Guadalupe Open Pit

The Mineral Reserve estimate for Guadalupe Open Pit is presented in Table 15.4.

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Table 15.4: Guadalupe Open Pit Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	381	0.51	6	7.5	92
Probable	34,096	1.38	1,514	10.8	11,854
Total Proven and Probable	34,477	1.37	1,520	10.8	11,945
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

15.1.4	Los Filos Underground

The Mineral Reserve estimate for Los Filos Underground is presented in Table 15.5.

Table 15.5: Los Filos Underground Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	836	5.34	144	18.2	490
Probable	1,073	5.63	194	33.2	1,146
Total Proven and Probable	1,910	5.50	338	26.7	1,636
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral Reserves include all material contained within stope solids plus an allowance for external dilution.
4.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral Reserves are reported based on a cut-off grade of 2.6 g/t.
6.	Dilution is assigned an average of 10% at a zero grade for Au and Ag.
7.	Mining recovery is set to 98%.
8.	Heap leach process recovery for Au is 80%.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.	Summation errors may be present due to rounding.

15.1.5	Bermejal Underground

The Mineral Reserve estimate for Bermejal Underground is presented in Table 15.6.

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Table 15.6: Bermejal Underground Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	395	7.50	95	26.5	337
Probable	5,989	6.51	1,253	19.1	3,680
Total Proven and Probable	6,383	6.57	1,348	19.6	4,016
Notes:
1.	CIM (2014) definitions were followed for mineral reserves.
2.	Mineral reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral reserves include all material contained within stope solids plus additional factors for external dilution.
4.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral reserves are reported based on a variable cut-off value.
6.	Dilution is assigned an average of 8% at a zero grade for Au and Ag.
7.	Mining recovery is set to 99%.
8.	Process recovery for Au averages 88% and is set to 0% for Ag.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.	Summation errors may be present due to rounding.

15.2	Introduction
15.2.1	Mining Zones

There are three open pit mining zones and two underground mining zones included in the Mineral Reserves:

•	Los Filos Open Pit
•	Bermejal Open Pit
•	Guadalupe Open Pit
•	Los Filos Underground
•	Bermejal Underground

The conversion of mineral resources to mineral reserves for each mining zone is discussed in the subsections that follow.

15.2.2	Resource Models

The 3-D block models that were used as the basis for preparation of the Mineral Reserves are:

•	Los Filos Open Pit: fi16bf.csv
•	Bermejal Open Pit: BOP_Jan2019_final_light0.csv
•	Guadalupe Open Pit: BOP_Jan2019_final_light0.csv
•	Los Filos Underground:
-	Nukay area: mb_nukay_270818_DPit.csv
-	Peninsular area: mb_penin_270818_dep.csv
-	Sur area: mb_18sbc_sur_DPit.csv

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-	Zona 70 area: mb_z70_270818_DPit.csv
•	Bermejal Underground: BUG_FEB_Model.csv
15.3	Mineral Reserves - Los Filos Open Pit

The Los Filos Open Pit Mineral Reserve estimate was prepared by Los Filos Mine Complex site staff and was reviewed and approved by Mr. Tim Olson of SRK Consulting (US) Inc. Los Filos Open Pit mineral reserves are based on Measured and Indicated Mineral Resources. Topographic surveys as of October 31, 2018 and an optimized pit shell were used to constrain the Los Filos Open Pit reserve estimates. Metal prices used in the conversion of resources to reserves are $1,200/oz for Au and $4.39/oz for Ag.

15.3.1	Pit Optimization Parameters

Pit optimization was performed for the Los Filos deposit using the Lerchs-Grossmann algorithm. Inputs to the optimization process include slope angles (refer to section 16), metallurgical recoveries, operating costs and government royalties. The bulk densities assigned in the 3-D block model were used for pit optimization.

Metallurgical recoveries for gold vary depending on rock type and processing route as shown in Table 15.7. Silver recoveries were not recognized for pit optimization, whereas cashflow modeling recognizes expected silver recoveries based on metallurgical testwork.

Table 15.7: Metallurgical recoveries used for Los Filos Open Pit optimization

Rock Type	Crush Heap Leach Gold Extraction	Uncrush Heap Leach Gold Extraction
Filos Ia	76%	64%
Filos Ib	70%	50%
Filos II	54%	45%
Filos III	61%	30%
Filos IV	61%	48%

The economic parameters used for Los Filos Open Pit optimization are presented in Table 15.8.

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Table 15.8: Economic parameters used for Los Filos Open Pit optimization

Input Parameter	Units	Value
Gold Price	$/oz	1,200
Exchange Rate (MEX:USD)	(MEX:USD)	19.00
Government Royalty	%	5.00
Mining Cost - Crush Heap Leach	$/t	1.40
Mining Cost - Uncrush Heap Leach	$/t	1.51
Mining Cost - Waste	$/t	1.23
Incremental Haulage Cost	$/t/bench	0.02
Processing Cost - Crush Heap Leach	$/t	6.15
Processing Cost - Uncrush Heap Leach	$/t	2.76
Site G&A	$/t	1.07
Discount Rate	%	5.00

Process operating costs are based on Leagold’s average actual costs for Q2 and Q3 2018, but have been reduced for pit optimization purposes to reflect Leagold’s expectation of improved heap leach operating practices in the future (as discussed in section 21.3.4). Mining operating costs are based on Leagold’s average actual costs for Q2 and Q3 2018 for Los Filos Open Pit, but an incremental haulage cost increase of approximately $0.02/t per bench was applied to material mined from benches that are above or below the reference bench elevation, which is the bench elevation at which haul trucks exit the pit.

15.3.2	Los Filos Open Pit Optimization

The results of pit optimization for Los Filos Open Pit are presented in Table 15.9 and Figure 15.1.

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Table 15.9: Results of pit optimization for Los Filos Open Pit

Pit Shell	Revenue Factor	Gold Price ($/oz)	Total Rock Quantity (Mt)	Total Ore Quantity (Mt)	Strip Ratio (w:o)	Grade (g/t Au)	Metal Contained (Moz Au)
13	0.75	900	15.1	4.0	2.8	1.03	0.13
14	0.77	925	68.9	10.9	5.3	0.94	0.33
15	0.79	950	76.0	12.5	5.1	0.91	0.36
16	0.81	975	87.6	14.3	5.2	0.89	0.41
17	0.83	1,000	89.6	15.4	4.8	0.86	0.42
18	0.85	1,025	102.3	17.1	5.0	0.85	0.47
19	0.88	1,050	113.2	18.9	5.0	0.83	0.50
20	0.90	1,075	186.8	26.8	6.0	0.84	0.73
21	0.92	1,100	193.6	28.5	5.8	0.82	0.75
22	0.94	1,125	214.6	32.7	5.6	0.79	0.83
23	0.96	1,150	265.6	39.0	5.8	0.78	0.98
24	0.98	1,175	272.9	41.5	5.6	0.76	1.01
25	1.00	1,200	282.8	43.8	5.5	0.75	1.05

Pit shell 22 was selected to guide the detailed pit design. As shown in Figure 15.1, this optimized pit shell yields the maximum value when evaluating pit cashflow using a 5% discount rate.

Source: SRK, 2018

Figure 15.1: Discounted pit value by optimized pit shell for Los Filos Open Pit

Detailed pit design was performed to refine the optimized pit shells and to incorporate ramps, benches and berms (refer to section 16). The detailed pit design formed the basis of reserves.

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15.3.3	Los Filos Open Pit Mining Economic Cut-Off

The economic cut-off for Los Filos Open Pit varies based on the metallurgical recovery and operating cost assigned to each mined block. The metallurgical recovery for each block varies based on the rock type and the processing destination (crush heap leach or uncrush heap leach). The operating cost for each block varies based on the processing cost and the mining cost. The processing cost is dependent on the processing destination. The mining cost is dependent on the haulage distance to the processing destination, which in turn is dependent on the elevation of the bench from which the block is mined. For each block, the Lerchs-Grossman algorithm selected the processing destination that yields the maximum positive cashflow. Blocks within the designed pit that have positive cashflows are considered to be the mineral reserves. Blocks within the designed pit that have negative cashflows are considered to be waste.

15.3.4	Dilution and Mining Losses

External mining dilution of 5% and mining recovery of 99% have been applied to the Los Filos Open Pit reserves.

15.3.5	Open Pit Mineral Reserve Estimate

The Proven and Probable Mineral Reserves at Los Filos Open Pit are estimated at 26.9 Mt at 0.65 g/t Au as shown in Table 15.10. The reserves have been incorporated into a LOM production schedule (refer to section 16) and have been confirmed by cashflow modeling (refer to section 22). The delivered gold is estimated at 558 koz and recovered gold is estimated at 372 koz.

15.3.6	Factors Impacting Mineral Reserve Estimates

Standard factors that may adversely affect the Mineral Reserve estimate for Los Filos Open Pit include the following:

•	Lower commodity prices
•	Higher than expected capital and/or operating costs
•	Geotechnical conditions that are worse than expected
•	Lower than expected mining productivities
•	Excess mining dilution or incomplete mining recovery
•	Lower than expected metallurgical recovery
15.3.7	Mineral Reserves Summary

The Mineral Reserve estimate for Los Filos Open Pit is presented in Table 15.10.

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Table 15.10: Los Filos Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained
					(koz Ag)
Proven	23,384	0.67	506	2.4	1,812
Probable	3,473	0.47	52	2.3	255
Total Proven and Probable	26,857	0.65	558	2.4	2,067
Notes:
1.	CIM (2014) definitions were followed for mineral reserves.
2.	Mineral reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach process recovery varies based on rock type.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

15.3.8	Declaration

The Qualified Person responsible for this section of the report considers the current Mineral Reserve estimate for Los Filos Open Pit to be prepared according to CIM Definition Standards and acceptable for mine planning and production scheduling purposes.

15.4	Mineral Reserves - Bermejal Open Pit

The Bermejal Open Pit Mineral Reserve estimate was prepared by Los Filos Mine Complex site staff and was reviewed and approved by Mr. Tim Olson of SRK Consulting (US) Inc. Bermejal Open Pit Mineral Reserves are based on Measured and Indicated Mineral Resources. Topographic surveys as of October 31, 2018 and an optimized pit shell were used to constrain the Bermejal Open Pit reserve estimates. Metal prices used in the conversion of resources to reserves are $1,200/oz for Au and $4.39/oz for Ag.

15.4.1	Pit Optimization Parameters

Pit optimization was performed for the combined Bermejal and Guadalupe deposits using the Lerchs-Grossmann algorithm. Inputs to the optimization process include slope angles (refer to section 16), metallurgical recoveries, operating costs and applicable royalties. The bulk densities assigned in the 3-D block model were used for pit optimization.

Metallurgical recoveries for gold vary depending on rock type, sulphur grade (Stot%) and processing route as shown in Table 15.11. Silver recoveries were not recognized for pit optimization, whereas cashflow modeling recognizes expected silver recoveries based on metallurgical testwork.

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Table 15.11: Metallurgical recoveries used for Bermejal and Guadalupe Open Pit optimization

Processing Destination	Gold Extraction (%)
Crush Heap Leach
Carbonate	=IF(Stot%<0.3,51%,IF(Stot%<=5,(-3.012*Stot%+46.0)/100,0))
Intrusive	=IF(Stot%<0.3,68%,IF(Stot%<=5,(-8.595*Stot%+65.2)/100,0))
Oxide	=IF(Stot%<0.3,64%,IF(Stot%<=5,(-3.012*Stot%+58.5)/100,0))
Uncrush Heap Leach
Carbonate	=IF(Stot%<0.3,42%,IF(Stot%<=5,(-3.012*Stot%+39)/100,0))
Intrusive	=IF(Stot%<0.3,58%,IF(Stot%<=5,(-8.595*Stot%+55)/100,0))
Oxide	=IF(Stot%<0.3,48%,IF(Stot%<=5,(-3.012*Stot%+45)/100,0))
CIL	=IF(Stot%<=1.3,-0.1828*Stot%+0.859,IF(AND(Stot%>1.3,Stot%<5),-0.0452*Stot%+0.676,0.45)

The economic parameters used for Bermejal and Guadalupe Open Pit optimization are presented in Table 15.12. The processing costs vary depending on the estimated copper grade (Cu%) for each block.

Table 15.12: Economic parameters used for Bermejal and Guadalupe Open Pit optimization

Input Parameter	Units	Value
Gold Price	$/oz	1,200
Exchange Rate (MEX:USD)	(MEX:USD)	19.00
Government Royalty (gross)%		5.00
Third Party Royalty (NSR)%		3.00
Mining Cost - Crush Heap Leach	$/t	1.69
Mining Cost - Uncrush Heap Leach	$/t	1.63
Mining Cost - Waste	$/t	1.42
Incremental Haulage Cost	$/t/bench	0.02
Processing Cost - Crush Heap Leach	$/t	=IF(Cu%<=0.3,6.15,(((0.65*((5.419*Cu%)+0.1112))- (0.65*((5.419*0.3)+0.1112)))*1.7)+6.15)
Processing Cost - Uncrush Heap Leach	$/t	=IF(Cu%<=0.3,2.76,(((0.65*0.302*((5.419*Cu%)+0.1112))- (0.65*0.302*((5.419*0.3)+0.1112)))*1.7)+2.76)
Processing Cost - CIL	$/t	=IF(Cu%<0.126,2.25,6.419*Cu% +1.437)*1.716+9.414
Site G&A	$/t	1.07
Discount Rate	%	5.00

Process operating costs are based on Leagold’s average actual costs for Q2 and Q3 2018, but have been reduced for pit optimization purposes to reflect Leagold’s expectation of improved heap leach operating practices in the future (as discussed in section 21.3.4). Mining operating costs are based on Leagold’s average actual costs for Q2 and Q3 2018 for Bermejal Open Pit, but an incremental haulage cost increase of approximately $0.02/t per bench was applied to material mined from benches that are above or below the reference bench elevation, which is the bench elevation at which haul trucks exit the pit.

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15.4.2	Bermejal and Guadalupe Open Pit Optimization Results

The results of pit optimization for Bermejal and Guadalupe are presented in Table 15.13 and Figure 15.2.

Table 15.13: Results of pit optimization for Bermejal and Guadalupe

Pit Shell	Revenue Factor	Gold Price ($/oz)	Total Rock Quantity (Mt)	Total Ore Quantity (Mt)	Strip Ratio (w:o)	Grade (g/t Au)	Metal Contained (Moz Au)
20	0.65	775	194.3	27.3	6.1	1.61	1.41
21	0.67	800	222.2	32.3	5.9	1.49	1.55
22	0.69	825	224.0	33.6	5.7	1.46	1.57
23	0.71	850	239.5	36.3	5.6	1.41	1.64
24	0.73	875	248.3	37.8	5.6	1.38	1.68
25	0.75	900	268.9	40.5	5.6	1.35	1.76
26	0.77	925	277.1	42.8	5.5	1.31	1.80
27	0.79	950	294.9	47.2	5.3	1.24	1.88
28	0.81	975	300.4	49.0	5.1	1.21	1.91
29	0.83	1,000	322.7	53.9	5.0	1.16	2.01
30	0.85	1,025	1,623.6	171.3	8.5	1.08	5.94
31	0.88	1,050	1,675.7	177.2	8.5	1.07	6.10
32	0.90	1,075	1,824.0	191.3	8.5	1.06	6.53
33	0.92	1,100	1,877.9	197.0	8.5	1.06	6.68
34	0.94	1,125	1,891.9	200.7	8.4	1.05	6.74
35	0.96	1,150	1,904.0	203.3	8.4	1.04	6.78
36	0.98	1,175	1,914.2	205.3	8.3	1.03	6.82
37	1.00	1,200	1,933.8	208.2	8.3	1.03	6.88

Pit shell 29 was selected to guide the detailed pit design. As shown in Figure 15.2, this optimized pit shell yields the maximum value when evaluating pit cashflow using a 5% discount rate.

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Source: SRK, 2018

Figure 15.2: Discounted pit value by optimized pit shell for Bermejal and Guadalupe

Detailed pit design was performed to refine the optimized pit shell and to incorporate ramps, benches and berms (refer to section 16). The detailed pit designs for Bermejal and Guadalupe formed the basis of reserves.

15.4.3	Bermejal Open Pit Mining Economic Cut-Off

The economic cut-off for Bermejal Open Pit varies based on the metallurgical recovery and operating cost assigned to each mined block. The metallurgical recovery for each block varies based on the rock type, the sulphur grade, and the processing destination (crush heap leach, uncrush heap leach, or CIL). The operating cost for each block varies based on the processing cost and the mining cost. The processing cost is dependent on the processing destination and the copper grade. The mining cost is dependent on the haulage distance to the processing destination, which in turn is dependent on the elevation of the bench from which the block is mined. For each block, the Lerchs-Grossman algorithm selected the processing destination that yields the maximum positive cashflow. Blocks within the designed pit that have positive cashflows are considered to be the mineral reserves. Blocks within the designed pit that have negative cashflows are considered to be waste.

15.4.4	Dilution and Mining Losses

External mining dilution of 5% and mining recovery of 99% have been applied to the Bermejal Open Pit reserves.

15.4.5	Mineral Reserve Estimate

The Proven and Probable Mineral Reserves at Bermejal Open Pit are estimated at 34.6 Mt at 0.57 g/t Au as shown in Table 15.14. The reserves have been incorporated into a LOM production schedule (refer to section 16) and have been confirmed by cashflow modeling (refer to section 22). The delivered gold is estimated at 631 koz and recovered gold is estimated at 337 koz.

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15.4.6	Factors Impacting Mineral Reserve Estimates

Standard factors that may adversely affect the Mineral Reserve estimate for Bermejal Open Pit include the following:

•	Lower commodity prices
•	Higher than expected capital and/or operating costs
•	Geotechnical conditions that are worse than expected
•	Lower than expected mining productivities
•	Excess mining dilution or incomplete mining recovery
•	Lower than expected metallurgical recovery
15.4.7	Mineral Reserves Summary

The Mineral Reserve estimate for Bermejal Open Pit is presented in Table 15.14.

Table 15.14: Bermejal Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	1,172	0.48	18	6.0	226
Probable	33,422	0.57	613	8.0	8,565
Total Proven and Probable	34,593	0.57	631	7.9	8,791
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

15.4.8	Declaration

The Qualified Person responsible for this section of the report considers the current Mineral Reserve estimate for Bermejal Open Pit to be prepared according to CIM Definition Standards and acceptable for mine planning and production scheduling purposes.

15.5	Mineral Reserves - Guadalupe Open Pit

The Guadalupe Open Pit Mineral Reserve estimate was prepared by Los Filos Mine Complex site staff and was reviewed and approved by Mr. Tim Olson of SRK Consulting (US) Inc. Guadalupe Open Pit Mineral Reserves are based on Measured and Indicated Mineral Resources. Topographic surveys as of October 31, 2018 and an optimized pit shell were used to constrain the Guadalupe Open Pit reserve estimates. Metal prices used in the conversion of resources to reserves are $1,200/oz for Au and $4.39/oz for Ag.

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15.5.1	Pit Optimization Parameters

Pit optimization parameters for Guadalupe Open Pit are discussed in section 15.4.1.

15.5.2	Pit Optimization Results

Pit optimization results for Guadalupe Open Pit are discussed in section 15.4.2.

15.5.3	Guadalupe Open Pit Mining Economic Cut-Off

The economic cut-off for Guadalupe Open Pit varies based on the metallurgical recovery and operating cost assigned to each mined block. The metallurgical recovery for each block varies based on the rock type, the sulphur grade, and the processing destination (crush heap leach, uncrush heap leach or CIL). The operating cost for each block varies based on the processing cost and the mining cost. The processing cost is dependent on the processing destination and the copper grade. The mining cost is dependent on the haulage distance to the processing destination, which in turn is dependent on the elevation of the bench from which the block is mined. For each block, the Lerchs-Grossman algorithm selected the processing destination that yields the maximum positive cashflow. Blocks within the designed pit that have positive cashflows are considered to be the mineral reserves. Blocks within the designed pit that have negative cashflows are considered to be waste.

15.5.4	Dilution and Mining Losses

External mining dilution of 5% and mining recovery of 99% have been applied to the Guadalupe Open Pit reserves.

15.5.5	Mineral Reserve Estimate

The Proven and Probable Mineral Reserves at Guadalupe Open Pit are estimated at 34.5 Mt at 1.37 g/t Au as shown in Table 15.15. The reserves have been incorporated into a LOM production schedule (refer to section 16) and have been confirmed by cashflow modeling (refer to section 22). The delivered gold is estimated at 1,520 koz and recovered gold is estimated at 985 koz.

15.5.6	Factors Impacting Mineral Reserve Estimates

Standard factors that may adversely affect the Mineral Reserve estimate for Guadalupe Open Pit include the following:

•	Lower commodity prices
•	Higher than expected capital and/or operating costs
•	Geotechnical conditions that are worse than expected
•	Lower than expected mining productivities
•	Excess mining dilution or incomplete mining recovery

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•	Lower than expected metallurgical recovery
15.5.7	Mineral Reserves Summary

The Mineral Reserve estimate for Guadalupe Open Pit is presented in Table 15.15.

Table 15.15: Guadalupe Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	381	0.51	6	7.5	92
Probable	34,096	1.38	1,514	10.8	11,854
Total Proven and Probable	34,477	1.37	1,520	10.8	11,945
Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

15.5.8	Declaration

The Qualified Person responsible for this section of the report considers the current Mineral Reserve estimate for Guadalupe Open Pit to be prepared according to CIM Definition Standards and acceptable for mine planning and production scheduling purposes.

15.6	Mineral Reserves - Los Filos Underground
15.6.1	Orebody Description

The Los Filos Underground Mineral Reserves include Proven and Probable Mineral Reserves contained within the mine designs for all of the Los Filos Underground deposits (Nukay, Peninsular, Sur, Zona 70, Creston Rojo) as of October 31, 2018. The underground mines exploit narrow, high-angle ore bodies developed along the contact between an intensely altered granodiorite in the footwall and carbonate sedimentary rock of fair quality in the hanging wall.

15.6.2	Mining Method and Mine Design

The mining methods for the Los Filos Underground are overhand cut-and-fill (OHCAF) in the narrow areas and overhand drift-and-fill (OHDAF) in the wider areas. Both are proven methods at Los Filos Underground and allow for a high degree of selectivity. Refer to section 16.6 for additional detail on the OHCAF and OHDAF methods.

Cut-off Grade - General

Cut-off grade is the minimum grade estimated to be economically mineable. It is a key factor in mine design, but is not the sole determinant of economic viability of the material. Material above the cut-off grade may not be economically mineable if its occurrence is such that the capital development and other costs cannot be amortized by the overall margin generated by that material. For example, the material may be too remote and/or occur in small “pockets” that are not profitable to access. Conversely, material that is lower than the cut-off grade may be mined and sent for processing if the material is mined as a consequence of the overall mine plan. An example is mineralized development material that must be mined to access other areas of the mine.

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Cut-off Grade - Calculations

The stopes were designed and optimized by applying a cut-off grade to the block model using a semi-automated software tool, Mineable Shape Optimiser (MSO), which is part of Datamine’s Studio 5D planner software. The cut-off grade used for stope optimization with MSO is 2.6 g/t Au. A gold price of $1,200 per ounce was used with an estimated Crush heap leach recovery of 80% for gold. Silver recoveries were not recognized in the calculation of the MSO cut-off grade, whereas cashflow modeling recognizes expected silver recoveries based on metallurgical testwork.

The operating cost assumptions used to determine the MSO cut-off grade are shown in Table 15.16 on a dollar-per-tonne of heap leach feed basis. These costs are the key inputs to the cut-off grade that was used for stope optimization. In the case of mineralized development material, processing of that material may be justified exclusive of the mining cost.

Table 15.16: Cost assumptions for MSO cut-off grade calculation for Los Filos Underground

Cost Category	Heap Leach ($/t)
Mining	58.57
Processing	6.24
G&A	15.00
Total	79.81

Source: SRK, 2018

Stope Optimization and Design

MSO applies 3-D stope shapes according to geometric and economic constraints and is an efficient method to commence mine design. However, practical considerations and efficiency of capital infrastructure still need to be applied by the mining engineer. The shapes generated by MSO were reviewed and adjusted manually by the mining engineer to ensure that the final stope designs are practical mineable shapes that adhere to the minimum mining width criteria of 3.5 m.

Primary development, including ramps and main accesses, is driven in competent limestone in the hanging wall whenever possible and generally requires minimal rock bolt and mesh support. In or near the ore zone, which often consists of soft rock and clays, the headings are prone to overbreak, low stand-up time, and deformation. Spans from 3 to 4 m are common and require shotcrete, bolts, and mesh as primary support.

The designed stope shapes were combined by level, and then grouped for access development and sequencing. An example of the mine design is provided in Figure 15.3, which shows the historical mined areas in Peninsular along with the planned stopes and accesses.

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Source: SRK, 2018

Figure 15.3: Designed stopes and accesses in the Peninsular area (isometric view)

Dilution and Recovery Estimates

Mining dilution and mining recovery allowances are based on Leagold’s experience with the OHCAF and OHDAF methods at Los Filos Underground. Unplanned external dilution of 10% is applied to stope ore at zero Au and Ag grade, regardless of the modelled grades. An average mining recovery of 98% was assumed. This is considered reasonable given the highly selective mining methods being employed. Achievement in practice of the estimated dilution and recovery allowances is dependent on continued good grade control and production management processes.

15.6.3	Underground Mineral Reserve Estimates

The Proven and Probable Mineral Reserves at Los Filos Underground are estimated at 1.9 Mt at 5.5 g/t Au as shown in Table 15.17. The reserves have been incorporated into a LOM production schedule (refer to section 16) and have been confirmed by cashflow modeling (refer to section 22). The delivered gold is estimated at 338 koz and recovered gold is estimated at 290 koz.

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15.6.4	Factors Impacting Mineral Reserve Estimates

Standard factors that may adversely affect the Mineral Reserve estimates include the following:

•	Lower commodity prices
•	Higher than expected capital and/or operating costs
•	Geotechnical conditions that are worse than expected
•	Lower than expected stoping and development productivities
•	Excess underground mining dilution or incomplete mining recovery
•	Lower than expected metallurgical recovery
15.6.5	Mineral Reserves Summary

The mineral reserve estimate for Los Filos Underground is presented in Table 15.17.

Table 15.17: Los Filos Underground Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Au)
Proven	836	5.34	144	18.2	490
Probable	1,073	5.63	194	33.2	1,146
Total Proven and Probable	1,910	5.50	338	26.7	1,636
Notes:
1.	CIM (2014) definitions were followed for mineral reserves.
2.	Mineral reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral reserves include all material contained within stope solids plus an allowance for external dilution.
4.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral reserves are reported based on a cut-off grade of 2.6 g/t.
6.	Dilution is assigned an average of 10% at a zero grade for Au and Ag.
7.	Mining recovery is set to 98%.
8.	Heap leach process recovery for Au is 80%.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.	Summation errors may be present due to rounding.

15.6.6	Declaration

The Qualified Person responsible for this section of the report considers the current Mineral Reserve estimate for Los Filos Underground to be prepared according to CIM Definition Standards and acceptable for mine planning and production scheduling purposes.

15.7	Mineral Reserves - Bermejal Underground
15.7.1	Orebody Description

Mining Method

The selected mining method for the Bermejal Underground is underhand drift-and-fill (UHDAF). Refer to section 16.7 for additional detail.

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Cut-off Value - General

Cut-off value is the minimum value estimated to be economically mineable. It is a key factor in mine design, but is not the sole determinant of economic viability of the material. Material above the cut-off value may not be economically mineable if its occurrence is such that the capital development and other costs cannot be amortized by the overall margin generated by that material. For example, the material may be too remote and/or occur in small “pockets” that are not profitable to access. Conversely, material that is lower than the cut-off value may be mined and sent for processing if the material is mined as a consequence of the overall mine plan. An example is mineralized development material that must be mined to access other areas of the mine.

Cut-off Value - Calculations

For the purposes of the break-even calculations, only the net revenue expected from gold production was considered. A gold price of $1,200 per ounce was used with an assumed payability of 99.9% and a refinery charge of $0.35 per ounce. The process recovery and process operating cost are a function of copper content of the feed, which was applied according to formulas supplied by Lycopodium. For process plant feed in lower grades of copper (0.0 to 0.4%), gold recoveries are estimated to be 89% and process costs are as low as $12.39/t. However, as the copper grade increases, the gold recovery gradually drops to 70% while costs continue to rise in a linear fashion as illustrated in Figure 15.4.

Because the Los Filos Mine Complex already operates a heap leach facility, a second cut-off value calculation was completed for any material that may be more economical to treat using the heap leach facility.

Source: SRK 2018

Figure 15.4: Gold recovery and process cost as a function of copper grade in ore feed in Bermejal Underground

The operating cost and sustaining capital assumptions used to determine the cut-off value are shown in Table 15.18 on a dollar-per-tonne of process feed basis. These costs are the key inputs to cut-off value for stope design. In the case of mineralized development material, processing of that material may be justified exclusive of the mining cost.

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Table 15.18: Cost assumptions for CIL and Heap Leach cut-off grade calculations for Bermejal Underground ore feed

Cost Category	CIL Process Plant ($/t)	Heap Leach ($/t)
Mining	105.00	103.00
Processing	Variable (see Figure 15.4.)	6.74
G&A	17.02	17.02
Sustaining Capital	15.00	15.00
Total[1]	149.41 @ 0% Cu, 255.51 @ 3.0% Cu	141.76

Note 1: CIL Process plant break even cut-off value is a function of copper value.

Source: SRK 2018

Figure 15.5: Indicative illustration of cut-off NSR applied to block model of Bermejal Underground

Stope Optimization with MSO

The mining stopes were designed and optimized by applying the cut-off value to the NSR block model using a semi-automated software tool, Mineable Shape Optimiser (MSO) which is part of Datamine’s Studio 5D planner software. This tool designs and applies 3-D stope shapes according to geometric and economic constraints and is an efficient method to commence mine design. However, practical considerations and efficiency of capital infrastructure still need to be applied by the mining engineer.

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The resultant stopes were combined by level, and then grouped by stoping block and zone for sequencing. Figure 15.6 is an indicative illustration of the cut-off NSR within the stope shapes.

Source: SRK, 2018

Figure 15.6: Indicative illustration of NSR with MSO shapes

Figure 15.7 shows an indicative illustration of MSO-generated stope shapes. Shapes are shown without external dilution or mining recovery (these adjustments are applied to production schedules numerically and therefore not shown diagrammatically). Top-cut stopes and cuts are shaded in dark orange. Undercut stopes are shaded in yellow. Cut height is 4.0 m.

The top of each stope that was against waste was tagged as “topcut” for the purposes of planning and costing. The remaining blocks that were beneath mineralized material were tagged as “undercut”. Each stope cut was also tagged as a “topcut” if no stope existed above to reflect the additional support required for establishing the brow of the stope without the cover of CRF.

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Source: SRK, 2018

Figure 15.7: Indicative illustration of MSO-generated stope shapes (isometric view)

Dilution and Recovery Estimates

Planned dilution and recovery are accounted for in the stope wireframes.

Unplanned external mining dilution is based on typical values experienced in underhand drift-and-fill mining. The primary source of dilution is from CRF held in adjacent backfilled drifts and backfill from lifts above the current mining horizon. Unplanned external mining dilution of 8% for top-cuts and 7% for under-cuts was applied to in-stope ore. The lower figure for undercuts reflects an expectation of better control of the engineered and even CRF back, when compared to the natural rock of the top-cut back. External dilution was applied at zero grade, regardless of the modelled grade.

An average unplanned mining recovery 99% was assumed to account for ore loss during transfers, misdirected loads, and other sources of ore loss. This is considered reasonable given the highly selective mining method and top down mining sequence (no ore left in floor). Achievement in practice of the assumed dilution and recovery factors is dependent on good grade control and production management processes.

15.7.2	Mineral Reserves Summary

The mineral reserve estimate for Bermejal Underground is presented in Table 15.19. The Mineral Reserves at Bermejal Underground are classified as Proven and Probable Resources of 6.4 Mt at 6.6 g/t Au and 19.6 g/t Ag, on a delivered to process plant basis. Delivered gold is estimated at 1.3 Moz and delivered silver is estimated to be 4.0 Moz.

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Table 15.19: Bermejal Underground Mineral Reserves

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	395	7.50	95	26.5	337
Probable	5,989	6.51	1,253	19.1	3,680
Total Proven and Probable	6,383	6.57	1,348	19.6	4,016
Notes:
1.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
2.	Mineral Reserves include all mineralized and waste material contained within stope solids plus additional factors for external dilution and mining recovery.
3.	Metal price assumption was $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are reported based on a variable cut-off value outlined in Table 15.18.
5.	Dilution is assigned an average of 8% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Process recovery for Au averages 88%, and is set to 0% for Ag.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

15.7.3	Factors Impacting Mineral Reserve Estimates

Factors that may affect the Mineral Reserve estimates include the following:

•	Commodity prices
•	Mining recovery and metallurgical recovery assumptions
•	Presence of unexpected quantities of copper or sulphur which may impact economical treatment of ore at the process plant or heap leach facility
•	Methodology of assigning ore densities
•	Geotechnical characteristics of the rock mass
•	Excess underground mining dilution
•	Ability to consistently deliver the required process plant feed to the process plant
15.7.4	Declaration

The Qualified Person responsible for this section of the report considers the current Mineral Reserve estimate to be prepared according to CIM Definition Standards and acceptable for mine planning and production scheduling purposes.

15.8	Conclusions
•	Mineral Reserves are reported in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101).
•	Mineral Reserves were estimated using a gold price of $1,200/oz Au, a silver price of $4.39/oz Ag, and have an Effective Date of October 31, 2018 (Table 15.1).
•	Los Filos Mine Complex Mineral Reserves are composed of Proven and Probable open pit reserves of 95.9 Mt at an average grade of 0.88 g/t Au containing 2.708 Moz gold plus Proven and Probable underground reserves of 8.3 Mt at an average grade of 6.32 g/t Au containing 1.686 Moz gold. Additionally, there are 0.114 Moz of Probable recoverable gold reserves in leach pad inventory (Table 15.1).

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•	The Qualified Persons consider the current Mineral Reserve estimate to be prepared according to CIM (2014) Definition Standards and acceptable for mine planning and production scheduling purposes.

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16	Mining Methods
16.1	Summary

The Los Filos Mine Complex comprises two active open pits (Los Filos Open Pit and Bermejal Open Pit), one active underground mine (Los Filos Underground Mine), one planned open pit mine (Guadalupe Open Pit), and one planned underground mine (Bermejal Underground Mine). Mining is scheduled to commence in Guadalupe Open Pit in Q1 2020. Development mining was underway in 2018 at Bermejal Underground Mine, and ore mining is expected to commence in Q4 2019 based on the current production schedule.

Open pit mining is by conventional drilling and blasting with loading by excavator and haulage by trucks to a crusher (for Crush heap leach processing) or directly to a run-of-mine (Uncrush) leach pad. Leagold plans to construct a 4,000 t/d carbon-in-leach (CIL) processing plant that will offer an alternative processing destination starting in Q3 2020.

At Los Filos Underground mine, the overhand cut-and-fill (OHCAF) mining method is used in narrow areas and the overhand drift-and-fill (OHDAF) method is used in the wider areas. All underground ore is trucked by contractors to the crusher. The mining method planned for Bermejal Underground Mine is undergand drft-and-fill (UHCAF).

16.2	Geotechnical Engineering
16.2.1	Summary

SRK has reviewed the geotechnical work completed for the Los Filos Open Pit and Underground and Bermejal Open Pit and Underground deposits and adopted the findings as the Qualified Person for this technical report. The following information was provided to support the Qualified Person’s findings and conclusions:

•	The geotechnical engineering for the open pit mines (Los Filos and Bermejal) that was developed by Golder (Golder, 2004, 2005) and incrementally modified by Call and Nicholas (CNI, 2009, 2011).
•	The geotechnical guidelines for the Los Filos Underground operations provided by Call and Nicholas (CNI, 2016) and Pakalnis and Associates (2016 and 2017).
•	The geotechnical assessment and design guidelines for Bermejal Underground that were developed by Call and Nicholas (CNI, 2018).

The geotechnical reports for the current open pit and underground mines at Los Filos and Bermejal demonstrate a reasonable understanding of the geological and geotechnical conditions. However, the areas beyond the 2018 pit perimeters, the GUA area in particular, have had conservative slope designs applied to mitigate a lack of detailed PFS level characterization and stability analysis - which will need to be done before mining commences.

Los Filos Open Pit and Underground

Current mining at Los Filos Open Pit and Underground is carried out along the mineralized contact between the sedimentary rocks of the Morelos Formation and the dome-shaped granodioritic intrusive bodies. This contact is heavily altered and of poor rock quality. Existing open pits exploit the oxide mineralization that occurs along this contact. The underground ore bodies at Los Filos are generally narrow and steeply dipping while being constrained to the contact between the carbonate sediments and intrusive rocks.

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Geotechnical consulting firms such as Golder Associates (Golder) and Call and Nicholas, Inc. (CNI) have produced feasibility-level geotechnical assessments for pit slopes since 2004. The underground geotechnical mine design for Los Filos has followed a less formal, but proactive, approach to rock mechanics, which has allowed for mining of several ore bodies under adverse ground conditions. Operational support was provided by CNI and Pakalnis and Associates focussing on the practical aspects, such as rock mass characterization, support design, and backfill design.

Bermejal Open Pit and Underground

Current mining at Bermejal is focused on the open pit with development of the decline for the planned underground operation. Mineralization at Bermejal is contained within oxide domains along the granodiorite contact with carbonate sediments and below the sill intrusion. Mineralization along the granodiorite contact is steeply dipping and narrow while the top and bottom contacts of the sill tends to be flat laying and more massive with a greater lateral extent. The mineralized oxide is heavily altered and of poor rock quality. The rock quality mineralization at Bermejal is generally weaker than the mineralized zone at Los Filos.

Geotechnical consulting firms such as Golder Associates (Golder) and Call and Nicholas, Inc. (CNI) have produced feasibility-level geotechnical assessments for pit slopes since 2004. CNI completed a geotechnical evaluation for the Bermejal Underground and provided design guidelines that were utilized by SRK.

16.2.2	Los Filos - Open Pit Mine Geotechnical

Mine Design Criteria

Pit slope design criteria for the current Los Filos and Bermejal Open Pits were developed by Golder (2004, 2005) and incrementally modified by CNI (2009, 2011) based on additional geotechnical drilling. Pit slope design criteria for the Los Filos 4P pits area and the Bermejal North Open Pit were carried out by CNI in 2012 and 2015 and were based on a series of geotechnical drillholes by Golder and CNI.

Production benches in the open pits are designed to be 9 m in height and stacked in double benches of 18 m, which is the current practice at Los Filos.

Design criteria for the proposed open pits range from inter-ramp angles (IRAs) of 40° to 51° in the Los Filos 4P Open Pit area and almost 48° for the Bermejal Open Pit. The Bermejal North Open Pit pushback is designed for an IRA of 51°.

Slope Design

An analysis of the as-built pit slope configurations was completed for the Los Filos and Bermejal Open Pits using the available data supplemented with on-site photographs of the existing rock mass as exposed in the walls of both pits.

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Figure 16.1 depicts the pit slope design sectors of the Los Filos Open Pit, with the corresponding measured and designed IRA and the design reconciliation table. Design sector 10 has significantly underperformed the design guidelines, while sector 02 has a wide range of performance results. For this assessment, no detailed kinematic analysis was undertaken.

Source: SRK, 2018

Figure 16.1: Plan view of Los Filos Open Pit (design and actual inter-ramp angles)

At the Los Filos Open Pit, measured IRAs in the west wall range from 31° to 47°. The southwest wall was mined at a 36° IRA in the poor quality rock along the contact between the intrusive and sedimentary rocks. IRAs in the east wall range from 43° to 52°; isolated sectors in the pit show IRAs of 32° and 55°.

The Los Filos Open Pit sector-based slope design is summarized in Table 16.1.

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Table 16.1: Los Filos Open Pit slope design guidelines

Pit Sector	Inter-Ramp Angle	Bench Face Angle	Overall Angle
1	39°/48°	Granodiorite (East Wall) = 55° Granodiorite (West Wall) = 60° Limestone = 65°	38°
2	42°		38°
3	39°/48°		38°
4	45°		38°
5	43°		38°
6	35°		38°
7	40°		38°
8	43°		38°
9	36°		38°
10	44°		38°
11	35°		38°
12	40°		38°
13	44°		38°
14	35°		38°
15	40°		38°
16	44°		38°
17	44°		38°
18	47°		38°
19	47°		38°

Lower IRA values in the east-facing walls may be associated with district scale, moderately east-dipping features, and joint anisotropy best represented in the sills distribution in the Los Filos Open Pit sill, and possibly in the ore distribution in the Bermejal South Open Pit.

The only significant pit slope instability reported for either Los Filos or Bermejal is by CNI (2011) to the west highwall in Los Filos, which was attributable to poor rock mass quality along the contact between granodiorite and sedimentary rocks. Mitigation included reducing the IRA to 35°. There may be other areas of instability, in the form of either very poor ground conditions and/or bench-crest and inter-ramp fatigue that have not been reported on yet, but the overall geotechnical design for the Los Filos and Bermejal Open Pits is acceptable for the prevailing geologic conditions.

A comparison between design and actual IRAs was completed. The mine adjusted the pit slope angles to compensate for actual ground conditions.

Open Pit Hydrogeology

No hydrogeological assessments have been carried out for the Los Filos area. The groundwater table at the Los Filos Open Pit is below any current mining activity. Water levels at the Presa Caracol and nearby water courses are at about 500 m masl, whereas the current minimum pit floor elevation is at 1,642 m masl in the Los Filos Open Pit, with no indications of groundwater. The minimum proposed pit floor is at 1,426 m masl at the Los Filos ultimate pit. The final pit bottom for the Bermejal Open Pit is at 1,281 masl, and the current minimum pit floor elevation is at 1,659. There is no evidence of water in the highwalls.

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Geotechnical Block Model

The geotechnical block model constructed by CNI (2012, 2015) is based on core hole RQD values. Core is geologically and geotechnically logged at the core facility on site.

16.2.3	Los Filos - Underground Mine Geotechnical

Mine Design Criteria

The design criteria for the current Los Filos Underground operations is well established and based on operational experience and knowledge of the geotechnical conditions. The mine design is based on OHCAF in the narrow areas and OHDAF in the wider areas. Underhand drift-and-fill mining has been successfully trialed at Los Filos. Geotechnical support for the underground operations has been provided by Call and Nicholas (2016) and Pakalnis and Associates (2016 and 2017).

A geotechnical classification was developed based on the Geological Strength Index (GSI). This classification is used to describe the rock mass according to the seven geotechnical classes. Figure 16.2 presents the description of the seven geotechnical classes as defined for Los Filos Underground. Underground mapping is employed to assess the ground conditions and provide geotechnical input to the planning, support design, and sequence of activities. The five main geotechnical classes are based on the ranges of Q values shown in Table 16.2.

Table 16.2: Geotechnical classes for Los Filos Underground

Geotechnical Class	Q-value
Very poor	<0.1
Poor	0.1 - 1
Fair	1 - 10
Good	10 - 40
Very Good	> 40

Note: The remaining geotechnical classes represents the extremely poor and extremely good.

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LEAGOLD MINING LOS FILOS

SOSTENIMIENTO SEGÚN G.S.I. (modificado)

R6	MALLA + PERNOS REB-VAR Ø 5/8IN LONG. 8 FT SISTEMATICOS. NO REQUIERE SHOTCRETE.
R5	SHOTCRETE 2.5 cm DE ESPESOR
R4	SHOTCRETE 5 cm. SIN FIBRA METALICA. PERNOS REB-VAR Ø 5/8IN LONG. 8 FT 1.20 x 1.20 m OCASIONALMENTE
R3	SHOTCRETE 5 cm. CON FIBRA + (PERNOS REB-VAR Ø 5/8IN LONG. 8 FT 1.20 x 1.20 m. OCACIONALMENTE) + (MALLA OCACIONALMENTE)
R2	SHOTCRETE 5 cm. SIN FIBRA + PERNOS REB-VAR Ø 5/8IN LONG. 8 FT SISTEMATICAMENTE + MALLA DE REFUERZO OBLIGATORIA
R1	SHOTCRETE 5 cm. SIN FIBRA + PERNOS REB-VAR Ø 5/8IN LONG. 8 FT SISTEMATICAMENTE + MALLA OBLIGATORIA + REVESTIMIENTO DE MALLA CON SHOTCRETE OCASIONALMENTE
R0	SHOTCRETE 5 cm. CON FIBRA + PERNOS REB-VAR Ø 5/8IN LONG. 8 FT SISTEMATICAMENTE + MALLA OBLIGATORIA + PRESOPORTE CON ANCLA REB-VAR Ø 5/8IN LONG. 8 FT + REVESTIMIENTO DE MALLA CON SHOTCRETE OCASIONALMENTE

ESTRUCTURA		CONDICIONES SUPERFICIALES: MUY BUENA (MUY RESISTENTE) SUPERFICIES DE LAS DISCONTINUIDADES MUY RUGOSAS E INALTERADAS, CERRADAS. (Rc>250 MPa)	BUENA (MUY RESISTENTE, FRESCA) SUPERFICIES DE LAS DISCONTINUIDADES MUY RUGOSAS E INALTERADAS, CERRADAS. (Rc 50 A 250 MPa) - (SE ROMPE CON VARIOS GOLPES DE PICOTA).	REGULAR (RESISTENTE, LEVEMENTE ALTERADA) DISCONTINUIDADES RUGOSAS, LEVEMENTE ALTERADAS, MANCHAS DE OXIDACION, LIGERAMENTE ABIERTAS. (Rc 50 A 100 MPa) - (SE ROMPE CON UNO O DOS GOLPES DE PICOTA).	MALA (MODER. RESIST., LEVE A MODER. ALTERADA) DISCONTINUIDADES LISAS, MODERADAMENTE ALTERADAS, LIGERAMENTE ABIERTAS. (Rc 25 A 50 MPa) - (SE INDENTA SUPERFICIALMENTE CON GOLPES DE PICOTA).	MUY MALA (BLANDA, MUY ALTERADA) SUPERFICIE PULIDA O CON ESTRIACIONES, MUY ALTERADA, RELLENO COMPACTO O CON FRAGMENTOS DE ROCA (Rc 5 A 25 Mpa) - (SE INDENTA MAS DE 5 mm).
	**ROCA INTACTA** UNO O DOS SISTEMAS DE DISCONTINUIDADES MUY ESPACIADAS ENTRE SI (RQD 90 100%) - (1 A 2 FRACTURAS POR METRO)	R6	R6	R5	---	---
	**MODERADAMENTE FRACTURADA** TRES O MENOS SISTEMAS DE DISCONTINUIDADES MUY ESPACIADAS ENTRE SI (RQD 75-90%) - (2 A 6 FRACTURAS POR METRO)	---	R6	R5	R4	---
	**MUY FRACTURADA** ROCA FRACTURADA CON 3 O MAS SISTEMAS DE DISCONTINUIDADES, PARCIALMENTE DISTURBADA, BLOQUES ANGULOSOS FORMADOS POR CUATRO O MAS SISTEMAS DE DISCONTINUIDADES (RQD 50-75%) - (12 A 20 FRACTURAS POR METRO)	---	---	R4	R3	R2
	**INTENSAMENTE FRACTURADA** PLEGAMIENTO Y FALLAMIENTO CON MUCHAS DISCONTINUIDADES INTERCEPTADAS FORMANDO BLOQUES ANGULOSOS O IRREGULARES (RQD 25-50 %) - (MAS DE 20 FRACTURAS POR METRO)	---	---	---	R3	R2
	**ROCA DESINTEGRADA** ROCA POBREMENTE INTERBLOQUEADA, ALTAMENTE FRACTURADA CON RELLENOS DE ROCA TRITURADA ENTRE LAS JUNTAS (RQD 0-25%)	---	---	---	R2	R1
	**ROCA LAMINADA O BANDEADA** ROCA CON FALTA DE FORMACION DE BLOQUES DEBIDO A PRESENCIA DE ESPEJOS ARCILLOSOS O ESQUISTOSIDADES Y PLANOS DE FALLA	---	---	---	R1	R0

Source: Leagold, 2018

Figure 16.2: Geotechnical rock mass classification for Los Filos Underground

Excavation Design

Overhand drift-and-fill and overhand cut-and-fill mining methods have been successfully applied at Los Filos Underground. The narrower sections of the orebody are mined as 4.0 m high drifts, while the wider sections are mined in 4.0 m high cuts on a herring bone layout with primary and secondary excavations. Strike lengths from the central access is limited to 75 m for stability reasons.

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The ground support design was based on the Grimstad and Barton (1993) empirical design with subsequent adjustments based on site specific conditions and performance. The support design has been reviewed by independent and internationally recognized external consultants, including Pakalnis and Associates:

•	2.4 m rebar
•	Shotcrete, fibre reinforced shotcrete and/or wire mesh
•	0Spiling in the weak ground
•	Wide spans: 3.7-m length #8 rebar or cable bolt

The bolt spacing, shotcrete thickness, and requirement for spiling varies based on the ground conditions and excavation dimensions.

Backfill

The OHCAF and OHDAF mining methods both require cemented backfill to maintain stability while mining adjacent and underneath previously placed fill material. Cemented rock fill (CRF) is placed in all production excavations requiring mining below or adjacent mining. High strength CRF (~8 MPa) is mixed on surface and trucked underground where it is placed as backfill. For all other areas, unconsolidated rock fill (URF) is used to backfill stopes where there is no mining required in adjacent and/or underneath areas.

Hydrogeology

No hydrogeological assessments have been carried out for the Los Filos Underground. It was previously determined that the groundwater table at the Mine was below any current mining activity. Water levels at the Presa Caracol and nearby water courses were at about 500 m masl, whereas the current mine design only extends to 750 m masl. The underground workings are generally dry with no signs of significant ground water.

16.2.4	Bermejal - Open Pit Mine Geotechnical

Mine Design Criteria

Pit slope design criteria for the Bermejal Open Pit were developed by Golder (2004, 2005) and incrementally modified by CNI (2009, 2011) based on additional geotechnical drilling. Pit slope design criteria for the Los Filos 4P pits area and the Bermejal North Open Pit were carried out by CNI in 2012 and 2015 and were based on a series of geotechnical drillholes by Golder and CNI.

Design criteria for Bermejal Open Pit range from inter-ramp angles of 40° to 47°.

Slope Design

An analysis of the as-built pit slope configurations was completed for the Los Filos and Bermejal Open Pits using the available data supplemented with on-site photographs of the existing rock mass as exposed in the walls of both pits. Figure 16.3 depicts the pit slope design sectors of the Bermejal Open Pit, with the corresponding measured and designed IRA and design reconciliation table.

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In the Bermejal Open Pit (Figure 16.3), design sectors 1-2 and 04 have significantly underperformed the design guidelines, while sector 2-2 had a wide variance range. For this assessment, no detailed kinematic analysis and/or verification was attempted.

At the Bermejal Open Pit, outer walls excavated in carbonate sedimentary rocks exhibited IRAs from 35° to 45° along the west wall and from 44° to 51° along the east wall. The interior east walls mined in granodiorite rocks in Bermejal North Open Pit exhibited IRAs from 45° to 49°. The Bermejal sector-based slope design is summarized in Table 16.3.

Source: SRK, 2018

Figure 16.3: Plan view of the Bermejal Open Pit (design and actual inter-ramp angles)

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Table 16.3: Bermejal Open Pit slope design

Pit Sector	Inter-ramp Angle	Bench Face Angle	Overall Angle
BE-1	40°/49°	60°/65°	45°
BE-2	45°/49°	60°/65°	45°
BE-3-1	40°	55°	45°
BE-3-2	40°/46°	55°/60°	45°
BE-4	40°/51°	55°/70°	38°
BE-5	40°/51°	55°/70°	38°
BE-6	40°/48°	60°/65°	38°
BE08-1	40°/43°	60°/65°	37°
BE08-2	43°/55°	40°/65°	40°
BE08-3	45°	60°	45°
BE08-4	40°/43°	55°/60°	43°

Lower IRA values in the east-facing walls may be associated with district scale, moderately east-dipping features, and joint anisotropy best represented in the sills distribution in the Los Filos Open Pit sill, and possibly in the ore distribution in the Bermejal South Open Pit.

16.2.5	Guadalupe - Open Pit Mine Geotechnical

The Guadalupe Starter Pit is located on the southeast side of the Bermejal Open Pit, as illustrated in Figure 16.4. The total amount of material that is expected to be moved from the pit is 24 Mm3. The proposed slope design guidelines for the highwall of the Guadalupe Starter Pit are 38° for the overall slope angle, and 350 m for a maximum slope height.

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Source: SRK, 2018

Figure 16.4: Location map of the Guadalupe Starter Pit relative to Los Filos and Bermejal Open Pits

The spatial coverage of the drillhole data within the Guadalupe Starter Pit, is limited to the main slope’s toe and flanks, as illustrated in Figure 16.5. Due to a lack of rock mass data, a conservative slope design has been adopted (OSA = 38°).

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Source: SRK, 2018

Note: as represented by RQD

Figure 16.5: Geotechnical drillhole data near the Guadalupe Starter Pit

16.2.6	Bermejal - Underground Mine Geotechnical

The design criteria for the feasibility study of the new Bermejal Underground project were updated by Call & Nicholas, Inc. (CNI, 2018). The update was based on a 2017 geotechnical prefeasibility study, additional drill hole data, and mine design consideration. Geotechnical data from 54,900 m of core logged during the 2017 and 2018 drilling programs were evaluated. CNI planned and executed a laboratory testing program to determine the intact and fracture rock strength properties. Analyses were performed to evaluate room/stope span, pillar dimensions, backfill strengths and ground support requirements.

CNI developed a geotechnical block model based on available geotechnical core logging data and an interpretation of the rock mass properties for each of the lithologies. The rock mass quality (Q’) block model was populated based on the Rock Quality Designation (RQD) model and joint properties were assigned by geotechnical domain. Figure 16.6 and Figure 16.7 illustrate a vertical section through the Bermejal Underground geotechnical block model showing the derived RQD and Q’ values, respectively. Geotechnical domains were based on the ranges of Q’ values shown in Table 16.4. The joint condition parameters assigned for the various geotechnical domains are presented in Table 16.5.

Detailed structural geology and hydrogeological studies have not been completed.

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Source: CNI, 2018

Figure 16.6: Vertical section through the Bermejal Underground block model presenting the interpreted RQD values (looking west)

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Source: CNI, 2018

Figure 16.7: Vertical section through the Bermejal Underground block model presenting the derived Q’ values (looking west)

Table 16.4: Geotechnical classes for Bermejal Underground

Geotechnical Class	Q-value
Very poor	0 - 0.07
Poor	0.07 - 0.4
Fair	0.4 - 2.0
Good to very good	> 2.0

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Table 16.5: Input parameters to calculate Q’ values for Bermejal Underground

Domain	RQD Range	Barton Q’ Parameters
		Jn	Jr	Ja
Oxide	0 - 20	20	4	8
	20 - 40	20	4	6
	40 - 100	20	4	4
Upper Limestone	0 - 20	9	3	2
	20 - 40	9	3	2
	40 - 100	9	3	2
Sill	0 - 20	9	1	6
	20 - 40	9	1	6
	40 - 100	9	1	6
Granodiorite Rind	0 - 20	9	1	6
	20 - 40	9	1	6
	40 - 100	9	1	6
Lower Limestone	0 - 20	12	3	2
	20 - 40	12	3	2
	40 - 100	12	3	2
Granodiorite Core	0 - 30	12	2	1.5
	30 - 40	9	2	1.5
	40 - 100	9	2	1.5

Underground Excavation Design

The underground excavation assessment was primarily based on the established practices at the Los Filos Underground operation with some variation to account for differences in ground conditions and ore body geometry. The mine design criterion was based on the geotechnical domains (Q’ ranges) to guide the excavation dimensions, support requirements and productivity. OHDAF methodology has been successfully applied at Los Filos Underground for many years. The Bermejal Underground mine design was based on UHDAF methodology to reduce the risk of mining in the highly altered and weak mineralized Oxide domain.

Excavation dimensions, as considered for the stability assessment and support design, are based on the type of excavation and ground conditions. Infrastructure development will be 5.0 m high and 5.0 m wide to accommodate large equipment. UHDAF excavation dimensions range in size from 3.5 to 6.0 m wide and 4.0 m high with a target maximum strike length of 75 m. The production area will be divided into 20 m high sublevels.

The ground support requirements have been evaluated for the planned development and production excavations in each of the geotechnical domains using empirical design charts (Grimstad and Barton, 1993). The empirical support requirements were based on the geotechnical class (Table 16.4) and the opening span or height. Tables were generated for the decline and access development, ore drives, UHDAF, and secondary stoping. Spans exceeding the recommended planned dimensions will require a case-by-case assessment and adjustment to the support specifications. Ground support systems, at the minimum, include:

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•	2.4 m long, fully grouted #6 rebar or 12-ton capacity inflatable
•	Shotcrete with 6 gauge 10 cm-spaced welded wire mesh or plastic fiber reinforced shotcrete
•	Lattice girders
•	Spiling with 5 m long, #8 rebar and fiber reinforced shotcrete
•	Intersections & wide spans require 3.7 m long #8 rebar or cable bolts

The bolt spacing, shotcrete thickness, and requirement for spiling or lattice girders varies based on the ground conditions and excavation dimensions.

Underground Backfill

The planned UHDAF mining method requires cemented backfill to achieve the planned extraction ratio and to safely manage geotechnical stability. Cemented rock fill (CRF) will be placed in all production excavations and allowed to cure before mining the level below. High strength CRF is required to maintain stability while undermining the previously placed backfill. The CRF requires a 28-day unconfined compressive strength (UCS) of 7.0 MPa.

Underground Infrastructure

Mining infrastructure includes ventilation raises and an underground mobile equipment workshop. Ventilation raise stability was based on the Stacey and McCracken Reliability Chart (1989). The assessment was based on the geotechnical block model as no site-specific geotechnical drilling data was available at the time. The planned diameter of the raise bored ventilation raises ranges from 2.1 to 4.0 m, depending on the expected ground conditions.

The underground workshop layout and support design are based on general ground conditions. A site-specific assessment and ground support design will be required.

16.3	Open Pit Mining - Los Filos Deposit
16.3.1	Open Pit Design

Los Filos Open Pit design is based on the selected optimized pit shell as discussed in section 15.3.2. Pit slope design criteria are discussed in section 16.2.2. Production benches are designed to be 9 m in height and stacked in double benches of 18 m. The standard haul road width is 25 m to allow for two-way traffic, but is narrowed to allow only one-way traffic when extracting the lowest benches of the pit. The maximum haul road gradient is 10% and the minimum mining width is 50 m.

The ultimate Los Filos Open Pit design is shown in Figure 16.8, inclusive of planned waste rock dumping into the LF4P pit when completed.

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Source: SRK, 2018

Figure 16.8: Ultimate Los Filos Open Pit design and waste dump

16.3.2	Open Pit Production Schedule

The LOM production schedule for Los Filos Open Pit is presented in Table 16.6. This mine plan is based on the Los Filos Open Pit Mineral Reserves as at October 31, 2018. Production from Los Filos Open Pit is currently planned to continue into 2025. Note that Table 16.6 only includes production for the months of November and December 2018.

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Table 16.6: Los Filos Open Pit production schedule

Year	Ore Mined	Waste Mined	Total Mined	Strip Ratio	Grade				Metal Contained
	(Mt)	(Mt)	(Mt)	(w:o)	(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2018	0.5	0.7	1.2	1.5	0.48	2.68	0.05	0.00	0.01	0.04
2019	5.4	9.7	15.2	1.8	0.53	2.31	0.05	0.02	0.09	0.40
2020	4.2	25.5	29.8	6.0	0.52	2.42	0.06	0.08	0.07	0.33
2021	1.9	20.8	22.7	10.8	0.61	2.33	0.02	0.01	0.04	0.14
2022	2.7	22.1	24.8	8.1	0.42	2.52	0.02	-	0.04	0.22
2023	5.1	19.6	24.8	3.8	0.82	2.89	0.02	0.01	0.14	0.48
2024	3.4	5.1	8.5	1.5	0.61	1.04	0.03	0.03	0.07	0.11
2025	3.5	9.6	13.1	2.7	0.97	2.99	0.03	0.00	0.11	0.34
Total	26.9	113.1	140.0	4.2	0.65	2.39	0.04	0.02	0.56	2.07

16.3.3	Open Pit Mine Fleet

Table 16.7 shows the open pit mining equipment that is owned by DMSL and shared amongst the Los Filos, Bermejal and Guadalupe Open Pits.

Table 16.7: Mining equipment, open pit

Open Pit Equipment	Quantity
130-t Haul Trucks	31
23-t Excavators	5
18-t Front Loaders	3
32-t Front Loaders	1
Blasthole Drills	12
Bulldozers	8
Wheel Dozers	3
Graders	4
Water Trucks	4
Hydraulic Excavator	1
Backhoe Excavators	2
Vibrator Compactor	1

Current open pit production typically utilizes approximately 15 to 17 haul trucks. During the period 2022 to 2026, more than 31 haul trucks will be required to achieve the ore and waste movement specified in the production schedule for the open pits. Leagold will supplement the haul truck fleet during this period with rental units. The number of rental trucks required will vary from quarter to quarter, but the average number required over the 2022 to 2026 timeframe will be nine rental trucks.

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16.3.4	Open Pit Workforce

Open pit personnel are shared amongst all of the pits based on operational requirements in each period. A summary of open pit personnel is presented in Table 16.8.

Table 16.8: Open pit mine personnel summary (as at October 31, 2018)

Personnel Category	Number of Personnel
Non-Union Personnel - Open Pits	46
Union Personnel - Open Pits	281
Contractor Personnel - Open Pits	473
Total Open Pits Personnel	800

16.4	Open Pit Mining - Bermejal Deposit
16.4.1	Open Pit Design

The Bermejal Open Pit design is based on the selected optimized pit shell as discussed in section 15.4.2. Pit slope design criteria are discussed in section 16.2.4. Production benches are designed to be 9 m in height and stacked in double benches of 18 m. The standard haul road width is 25 m to allow for two-way traffic, but is narrowed to allow only one-way traffic when extracting the lowest benches of the pit. The maximum haul road gradient is 10% and the minimum mining width is 50 m.

The ultimate Bermejal Open Pit design is shown in Figure 16.9, inclusive of planned in-pit waste rock dumping in the northern end of the Bermejal pit.

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Source: SRK, 2018

Figure 16.9: Ultimate Bermejal and Guadalupe Open Pit design and waste dumps

16.4.2	Open Pit Production Schedule

The LOM production schedule for Bermejal Open Pit is presented Table 16.9. This mine plan is based on the Bermejal Open Pit Mineral Reserves as at October 31, 2018. Production from Bermejal Open Pit is currently planned to continue into 2025. Note that Table 16.9 only includes production for the months of November and December 2018.

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Table 16.9: Bermejal Open Pit production schedule

Year	Ore Mined	Waste Mined	Total Mined	Strip Ratio	Grade				Metal Contained
	(Mt)	(Mt)	(Mt)	(w:o)	(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2018	2.8	0.8	3.6	0.3	0.70	5.84	0.08	0.53	0.06	0.52
2019	1.4	0.9	2.3	0.6	0.63	9.04	0.09	0.43	0.03	0.41
2020	-	-	-	-	-	-	-	-	-	-
2021	1.4	13.6	15.0	10.0	0.33	5.12	0.01	0.02	0.01	0.23
2022	6.2	23.8	30.0	3.9	0.42	5.09	0.03	0.18	0.08	1.01
2023	7.4	22.2	29.6	3.0	0.49	6.67	0.04	0.89	0.12	1.60
2024	13.1	16.2	29.3	1.2	0.62	9.23	0.07	0.65	0.26	3.89
2025	2.3	2.3	4.6	1.0	0.87	15.35	0.11	0.27	0.06	1.13
Total	34.6	79.9	114.5	2.3	0.57	7.90	0.06	0.55	0.63	8.79

16.4.3	Open Pit Mine Fleet

The open pit mine fleet is shared amongst the Los Filos, Bermejal, and Guadalupe Open Pits. Refer to section 16.3.3.

16.4.4	Open Pit Workforce

The open pit workforce is shared amongst the Los Filos, Bermejal, and Guadalupe open pits. Refer to section 16.3.4.

16.5	Open Pit Mining - Guadalupe Deposit
16.5.1	Open Pit Design

The Guadalupe Open Pit design is based on the selected optimized pit shell as discussed in section 15.5.2. Pit slope design criteria are discussed in section 16.2.4. Production benches are designed to be 9 m in height and stacked in double benches of 18 m. The standard haul road width is 25 m to allow for two-way traffic, but is narrowed to allow only one-way traffic when extracting the lowest benches of the pit. The maximum haul road gradient is 10% and the minimum mining width is 50 m.

The Guadalupe pit will be mined in two phases, the first of which is a starter pit that corresponds to a $500/oz nested pit shell (revenue factor 0.42 based on $1,200 per ounce reserves gold price). The pit shell used to guide the design of the Guadalupe starter pit is depicted in Figure 16.10.

The ultimate pit design for Guadalupe is shown in Figure 16.11.

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Source: SRK, 2018

Figure 16.10: Isometric view of optimized pit shell used to guide Guadalupe Starter Pit design

.

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Source: SRK, 2018

Figure 16.11: Ultimate Bermejal and Guadalupe Pit design and waste dumps

16.5.2	Open Pit Production Schedule

The LOM production schedule for Guadalupe Open Pit is presented in Table 16.10. This mine plan is based on the Guadalupe Open Pit Mineral Reserves as at October 31, 2018. Production from Guadalupe Open Pit is currently planned to start in 2020 and continue into 2027.

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Table 16.10: Guadalupe Open Pit production schedule

Year	Ore Mined (Mt)	Waste Mined (Mt)	Total Mined (Mt)	Strip Ratio (w:o)	Grade				Metal Contained
					(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2020	0.6	29.4	30.0	46.6	1.18	5.62	0.12	0.04	0.02	0.11
2021	3.3	18.7	22.0	5.7	2.05	9.23	0.29	0.11	0.22	0.97
2022	3.8	32.4	36.2	8.6	2.07	9.10	0.20	0.28	0.25	1.10
2023	7.3	31.8	39.1	4.4	0.81	10.99	0.14	0.17	0.19	2.57
2024	5.1	31.7	36.8	6.2	0.46	5.88	0.04	0.21	0.08	0.97
2025	2.6	34.2	36.8	13.3	0.59	4.49	0.04	0.62	0.05	0.37
2026	6.4	43.3	49.7	6.8	1.88	17.09	0.28	0.41	0.39	3.50
2027	5.4	6.4	11.8	1.2	1.88	13.37	0.34	0.37	0.33	2.34
Total	34.5	227.9	262.4	6.6	1.37	10.78	0.19	0.29	1.52	11.95

16.5.3	Open Pit Mine Fleet

The open pit mine fleet is shared amongst the Los Filos, Bermejal, and Guadalupe open pits. Refer to section 16.3.3.

16.5.4	Open Pit Workforce

The open pit workforce is shared amongst the Los Filos, Bermejal, and Guadalupe open pits. Refer to section 16.3.4.

16.6	Underground Mining - Los Filos Deposit
16.6.1	Mining Methods

The Los Filos Underground operations are focused on the mineralized skarn on the perimeter of the Los Filos intrusive and are accessed by multiple portals that are located outside of the current open pit operations. The main ramps are driven at a gradient of 12.5% and have a profile of 4.5 m x 4.5 m to accommodate 10-wheel, 14 m3 class highway dump trucks. The main ramps are located in the hanging wall, in competent limestone, at a distance of 60 to 100 m from the ore to minimize geotechnical issues. The main ramps provide access to ore zones that are separated by sub-economic material (i.e., waste rock). The ore and the immediately adjacent waste zones have a poor rock quality and require increased ground support for stability.

The primary mining methods are OHCAF and OHDAF, with the latter being used in wide areas of the orebody. The generalized OHCAF method is depicted in Figure 16.12. Ore drives typically have a profile of 3.5 m wide x 4.0 m high. Underground development waste rock is used for backfill. When adequate development waste rock is not available, rock from open pit waste dumps is dropped into the underground mine through 3 m diameter vertical borehole raises.

In some instances, the entire stope is mined bottom up using only unconsolidated waste rock (URF) as the backfill medium as shown in Figure 16.13. In other instances, the stope is mined at multiple elevations simultaneously to increase the overall extraction rate as shown in Figure 16.14Figure 16.12. This variation on the OHCAF method requires the first lift at each producing elevation to be backfilled with high strength (8 Mpa) cemented rockfill (CRF) as shown in Figure 16.14. In areas of the orebody that are greater than 3.5 m wide, an OHDAF herringbone layout is used as depicted in Figure 16.15. The herringbone layout requires alternating stope drives to be backfilled with medium strength CRF (4 Mpa) to support the stope back.

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For all of the mining method configurations, a short access (attack) ramp is driven exterior to a targeted portion of the skarn to begin stoping. The attack ramp is typically developed in seven passes, in 3 m vertical lifts, and begins from the bottom of a planned stope and progresses upward (see Figure 16.13) as each successive lift of the stope is mined out. The bottom ramp of an attack ramp system is developed at a gradient of -15%, and each subsequent ramp is built upon development waste rock that is backfilled into the completed level and the attack ramp.

Figure 16.12: Generalized overhand cut-and-fill mining

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Source: SRK, 2018

Figure 16.13: OHCAF with URF for bottom up extraction

Source: SRK, 2018

Figure 16.14: OHCAF with CRF to allow simultaneous production from multiple levels

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Source: SRK, 2018

Figure 16.15: OHDAF with herringbone layout and CRF to allow extraction of wide areas

16.6.2	Mine Layout

As shown in Figure 16.16, there are four main underground mining areas positioned around the perimeter of the western Los Filos intrusive stock. On the north side of the stock is the Norte Mine which includes the Nukay and Peninsular areas (refer to Figure 16.17). On the south side of the stock is the Sur Mine, which includes the Sur, Zona 70 and Creston Rojo areas (refer to Figure 16.18).

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Source: SRK, 2018

Figure 16.16: Plan view of the Los Filos Underground mining areas

Source: SRK, 2018

Figure 16.17: Long section of the Los Filos Underground, Norte mine

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Source: SRK, 2018

Figure 16.18: Long section of the Los Filos Underground, Sur mine

16.6.3	Mining Operations

Single-boom electrohydraulic jumbo drills are used for drilling blastholes in the development headings and the stopes; ANFO is used for blasting. Packaged explosive is used for controlled blasting on the perimeter holes in the stopes and elsewhere, as needed.

Blasted ore is removed from the stopes with 3.1 m3 class load-haul-dump (LHD) front-end loaders and transported to muck bays positioned near each stope. The ore is then loaded into 14 m3 class trucks with 5.4 m3 class LHD loaders for transport to the surface and to the surface crusher, which is shared by both the open pit and underground. The waste rock from mining the main ramps is removed with 5.4 m3 class LHDs. After each round in a stope or development heading is mucked out, primary ground support is installed with a mechanical bolter and, as necessary, a shotcrete sprayer.

Production from the underground is scheduled for two, 10-hour daily shifts, seven days per week. Ore is transported by the haulage contractor from underground to the surface crusher with 14 m3 class trucks for all underground areas.

Table 16.11 is a summary of the total underground employees for the Los Filos Underground. The Norte mine is mined by Los Filos employees with Los Filos-supplied equipment. The Sur mine is mined by a mining contractor using contractor-supplied equipment.

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Table 16.11: Los Filos Underground mine personnel summary (as at October 31, 2018)

Personnel Category	Number of Personnel
Non-Union Los Filos Personnel - Underground	55
Union Los Filos Personnel - Underground	199
Contractor Personnel - Underground	370
Total Personnel at Los Filos Underground	624

16.6.4	Underground Mining Equipment and Availability

Table 16.12 shows the underground equipment that is owned by Leagold.

Table 16.12: Los Filos Underground mining equipment

Underground Mining Equipment	Quantity
3 m Jumbo Drills	2
4.3 m Jumbo Drills	2
4.9 m Jumbo Drills	1
4.9 m Rock Bolters	2
3 m Rock Bolters	2
1.5 m3 Scoops	1
2.7 m3 Scoops	1
3.1 m3 Scoops	4
5.4 m3 Scoops	4

Table 16.13 shows the underground equipment availability used to calculate equipment requirements.

Table 16.13: Los Filos Underground equipment mechanical availability

Equipment	Mechanical Availability
Jumbos	80%
Bolters	87%
Scoops (LHD)	83%

16.6.5	Underground Infrastructure

Compressed air and service water piping, power cable, leaky feeder communications cable, blasting cable, vent duct, and signal cable are installed in each main decline and access decline as needed. Centralized blasting is used underground.

Underground water sources include water that is introduced during mining. Groundwater is minimal and has negligible impact on mine operations. There is no underground pumping system.

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Ventilation is achieved by main surface fans that pull air from raisebore holes extending into the underground workings. Secondary underground fans and vent ducts distribute the air to work areas as necessary.

Development and ventilation layouts, including planned extensions to allow extraction of the Mineral Reserves, are shown in Figure 16.19 (Nukay), Figure 16.20 (Peninsular) and Figure 16.21 (South).

Source: SRK, 2018

Figure 16.19: Development and ventilation plan, Los Filos Underground, Nukay mine

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Source: SRK, 2018

Figure 16.20: Development and ventilation plan, Los Filos Underground, Peninsular mine

Source: SRK, 2018

Figure 16.21: Development and ventilation plan, Los Filos Underground, South Zone

16.6.6	Los Filos Underground Life-of-Mine Production Schedule

The LOM production schedule for Los Filos Underground is presented in Table 16.14. This mine plan is based on the Los Filos Underground Mineral Reserves as at October 31, 2018. Production from Los Filos Underground is currently planned to continue through 2021.

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Table 16.14: Los Filos Underground production schedule

Year	Ore Mined (Mt)	Grade				Metal Contained
		(g/t Au)	(g/t Ag)	(% Cu)	(% S)	(Moz Au)	(Moz Ag)
2018	0.11	5.56	16.47	0.24	0.13	0.02	0.06
2019	0.72	5.69	17.42	0.26	0.18	0.13	0.40
2020	0.62	5.03	22.68	0.21	0.20	0.10	0.45
2021	0.46	5.84	48.97	0.22	0.21	0.09	0.72
Total	1.91	5.50	26.65	0.24	0.19	0.34	1.64

16.7	Underground Mining - Bermejal Deposit
16.7.1	Mining Methods Selection

The mining method selected for Bermejal Underground is underhand drift-and-fill (UHDAF). This is a highly selective, fully supported man-entry system that allows maximum flexibility and the ability to control mining recovery and dilution through good management and planning practices.

UHDAF is also suitable for deposits where geotechnical conditions do not allow for large open spans, unsupported ground, and where mine openings should be kept to a minimum size. UHDAF has also been selected primarily due to variable orebody geometry. As a self-defining method, short interval changes in orientation can be accommodated, as well as pockets of extremely poor-quality rock.

Deposit Context

The Bermejal Underground orebody is controlled by intrusion contacts and is irregularly shaped, varying in width, strike and dip over relatively short distances. Changes in ore body orientation can occur on the scale of the smallest mining unit. Mineralized material is not easily distinguished visually and may appear in several rock types (granodiorite, sill, oxide and carbonates). Geological support and guidance will be required throughout the mine planning and mine operating phases with a robust grade control program (i.e., face sampling for grade control).

Rock mass qualities vary from Extremely Poor (Q’ < 0.07, RMR < 20) to Good (Q’ > 2.0, RMR > 50), which is a governing factor in underground excavation sizing and mining sequencing. Compared to Los Filos Underground, the Bermejal Underground deposit is a poorer quality rock mass.

Underhand Drift-and-Fill Mining Method Description

UHDAF consists of a sequence of mining that is replicated throughout the orebody.

1)	An attack ramp is driven from a level drive towards the orebody.
2)	A top-cut in mineralized material in the form of a fully supported drift is made at the top of the sequence to be mined. Drift widths vary from 3.5 to 4.0 m. Drift heights are fixed to 4.0 m.

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3)	The drift is backfilled with engineered, CRF that is designed to be stable across the span planned for cuts immediately below. The drift is tight filled to the back using a pusher arm (“rammer-jammer”) fitted to an underground loader.
4)	Drifts immediately adjacent to the preceding drift are driven until the entire plan area of the cut has been mined and backfilled with CRF.
5)	The attack ramp is partially backfilled with CRF to provide a full face and back cover for subsequent cuts.
6)	Another attack ramp is driven towards the next cut, located 4.0 m below the previous cut. This cut is known as an undercut. Widths of the undercut panels will vary from 4.0 to 6.0 m.
7)	The back of the undercut is the floor of the previous cut, and is an engineered CRF beam with predictable characteristics. The sides of the cut can be either fresh rock or fill from adjacent cut sequences.
8)	The sequence repeats with further undercuts. The total number of cuts in a sequence is typically five.

This process is repeated for each sequence of cuts, thus extracting the orebody.

16.7.2	Mine Design

Mine Development and Production Design

The mine design is based on trackless mobile equipment with ramp-access from one portal within the mined out portion of the north end of the Bermejal Open Pit. This portal is constructed and is currently in use. Ore and waste material will be trucked to the surface and re-handled by larger surface mobile equipment to its ultimate destination.

Lateral development sizes range from 5.0 m high x 5.0 m wide for main access ramps, levels, and ancillary development, to more narrower headings up to 4.0 m high x 3.5 m wide in top-cut production stopes. Undercut production stopes are planned to be mined with 4.0 m high headings and widths varying from 4.0 m to 6.0 m, depending on local geotechnical conditions. The largest excavations are in the main shop area where several 6.0 m high x 6.0 m wide excavations and one 7.0 m wide x 8.0 m high excavation are planned. Ramp grades are kept to within +/- 15%, with some attack ramps being driven at a maximum of 18% where required. A minimum turning radius of 25 m is kept in the main ramps.

Figure 16.22 provides a general overview looking south of the Bermejal Underground mine design.

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Source: SRK, 2018

Figure 16.22: Bermejal Underground mine design overview, looking south

16.7.3	Underground Infrastructure

Underground Access

Main access ramps are driven to connect each ore zone forming a network of ramps. From the main access ramps, production levels are driven on 20-m vertical intervals from the footwall or hangingwall side of the orebody. Levels are used to store blasted ore and waste, store ground support materials, as well as provide excavations for electrical substations, ventilation access, and haul truck loading areas. Attack ramps are driven off production levels, or in some cases, directly off the main ramp. These ramps are used to access stoping cuts.

Vertical development sizes range from 2.1-m to 4.0-m diameter raisebored shafts. Drop raises are also utilized (3.0 m x 3.0 m) for level connections.

Mining zones are created to group stopes which are common to an access ramp and location relative to the sill. Six zones are created on this basis. Zones 1, 2, 3 and 4 are located above the sill, and Zones 5 and 6 are located below the sill (Figure 16.23).

Mine Dewatering

The Bermejal Underground mine is expected to be relatively dry, based on known water table elevations and experience with the Los Filos Underground mine. Therefore, no specific provision for dewatering infrastructure was included in the mine design (no sumps nor pump station drives). All mines do encounter nuisance water, and an allowance has been included in the mine costing to account for temporary dewatering facilities.

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Underground Facilities and Services

The general layout of facilities and services is shown in Figure 16.24. The layout has been designed to support the requirements of the mine plan and schedule.

Source: SRK, 2018

Figure 16.23: Bermejal Underground mining zones

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Source: SRK, 2018

Figure 16.24: Bermejal Underground general layout of mine facilities and services

Underground Electrical Design

Portal Electrical Infrastructure

The underground mine will be fed by an overhead line at 13.8 kV. The 13.8 kV will be fed underground through the ‘In-pit’ portal that was established in 2018.

Electrical distribution at the portal will include 15 kV switchgear to feed the surface ventilation fans and a circuit to feed the underground feeder cable. A transformer and diesel generators have been included at the ‘In-pit’ portal for emergency back up of the primary ventilation fans as well as emergency power for underground loads.

The diesel generators will be equipped with paralleling switchgear that will enable the generators to supplement the utility power supplying the underground mine. The generators will be used as temporary power to support the development of the underground mine until Q2 - 2021 when the new substation at the CIL plant is commissioned. The switchgear and paralleling equipment will be designed such that it can accommodate two additional generators if required. Once the new substation is commissioned the generators will serve as emergency backup only.

Underground Electrical Infrastructure

The 13.8 kV system will be reticulated underground along the portal declines via permanently installed electrical cables hung from suspended messenger wires. A total of twenty 1000 kVA portable substations, 13.8 kV:480 V, will be required to support the mine plan with a maximum of 20 active areas. The portable substations will be designed to support the auxiliary ventilation fans and the development or production equipment operating on that level. Each mobile substation will be equipped with a 150 kVAR capacitor to assist with voltage regulation and power factor correction.

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The 480 V equipment will be fed from power-take-off (PTO) units installed at each end of the main stope. The PTO’s will feed the mobile equipment using portable mining cable fitted with cable couplers to reduce the labour and time required between equipment changes.

16.7.4	Ventilation

The ventilation system design for Bermejal Underground was based on a combination of standards taken from the Mexican Ministry of Labor (NOM-023-STPS-2012) and other internationally recognized leading practices for underground ventilation in mines. The system design was optimised for safety, operational flexibility and cost efficiency.

Fresh air for the underground mining activities is provided through two primary fresh air raises (FARs: Raise 3 and Raise 5), that are isolated from the mine access ramps. All fresh air entering the mine is forced across an active level before traveling out of the mine through one of the travel-ways or the centrally located return air raises (RARs: Raises 4, 9, 10, 11, 12 13, 15). This design ensures that fresh air entering the mine is completely isolated from all potential sources of contamination prior to reaching the active mining areas.

The total required airflow for Bermejal Underground was based on 4 m3/min /kW of rated engine power (0.06 m3/s/kW).

The airflow distribution for the mine is based upon the diesel equipment that will be operating during the various mining scenarios (e.g., development, production, etc.). A total of 17.5 m3/s will be required for each active level based on the maximum amount of diesel equipment that is expected to operate in any one location (production undercut level). As with the total mine airflow requirement, this maximum amount was utilized in developing the auxiliary ventilation system design.

To identify the maximum ventilation demand, a time-phased ventilation model was constructed to represent the development of the mine for each year of mine life. Based upon the combinations of equipment utilization and physical mine development, four points of the mine life-cycle were identified as critical for ventilation system planning:

1.	Year 2019, just after the connection to the Raise 4 (RAR) is established,
2.	Year 2020, when Raise 3 (FAR) connects to the ventilation transfer level,
3.	Year 2021, when Raise 5 (FAR) is connected from surface (in Zone 6),
4.	A fourth model was created for 2024 (and afterwards), during normal operation of the mine at a point when the connection from Zone 5 to Zone 6 is completed.

From this point onwards, the ventilation circuits of the mine remain consistent, and the only variations of flow quantity are from the turning on/off the secondary fans as the active areas of the mine vary throughout the normal development/production process.

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Based upon the ventilation modeling, the maximum demand for ventilation begins in 2022 and lasts through 2028, when the system must provide approximately 340 m3/s of fresh air to the mine. This airflow will be provided by the three primary fan installations planned for Bermejal Underground. These three fans are all planned for surface installations located at the top of Raises 3, 4 and 5. Figure 16.25 shows the design for Bermejal Underground main fresh and return air flows.

Source: SRK, 2018

Figure 16.25: Bermejal Underground main fresh and return air flows (m3/s)

16.7.5	Cemented Rock Fill

The mining method requires the placement of cemented rock fill (CRF) in volumes roughly equivalent to the extracted ore.

One CRF batch plant will be located on surface near the portal location. As all ore is hauled by truck to the portal area, underground haul trucks can pick up loads of CRF for delivery back underground without significant detour from the ore haul route. The batch plant mixes rock fill, cement, additives and water to create the CRF according to the required formulation. Additives are typically used to ensure an appropriate curing time that allows for placement, and cures rapidly enough for efficient production scheduling.

The surface location for batching avoids large underground excavations, boreholes, utilities, and delivery of materials for backfill. Surface construction costs are also typically less than underground construction costs. The batch plant will be supplied as a relatively simple modular surface construction item. A typical plant configuration is shown in Figure 16.26.

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Source: MineFill, 2018

Figure 16.26: Typical CRF plant configuration

The safety and effectiveness of the UHDAF mining method relies on good performance of the CRF. Quality assurance and control procedures will be in place to control the characteristics of the material and the effectiveness of the placement.

16.7.6	Mine Scheduling

The productivity of the development and production activities was modelled in detail using a first-principles approach to derive cycle times and resource requirements for crews and equipment. Detailed time and method studies have not been completed to further validate the estimates. In SRK’s opinion, estimated rates are within acceptable industry norms.

Development Schedule Modelling

The mine development schedule considers advance rates for lateral development crews in the context of the expected ground conditions. Up to three crews are scheduled to perform development activities - each capable of advancing two headings simultaneously. The base rate of 4.0 m per day for good ground conditions was adjusted in scheduling using the derived productivity factors to account for poorer geotechnical domains as shown in Figure 16.27 and Table 16.15. Life of mine lateral and vertical development schedules are presented in Figure 16.28.

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Source: SRK, 2018

Figure 16.27: Bermejal Underground development rates by ground type category

Table 16.15: Bermejal Underground development advance rates by ground condition category

Ground Condition Class	Adjustment Factor	Advance per day (m)	% of Development in Category
Extremely Poor	27%	1.1	4%
Very Poor	57%	2.3	8%
Fair	76%	3.1	49%
Good	100%	4.0	39%

Mine infrastructure development (by development crews) covers the period from project start to the second half of 2023. Ongoing operating development (attack ramps and stope connections) continues throughout the life of mine (by production crews).

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Source: SRK, 2018

Figure 16.28: Bermejal Underground LOM development schedule

Production Schedule

The production schedule was based on productivities assigned to the classes of ground conditions, as summarized in Table 16.16 and Figure 16.29. The hours per round are lower in good ground conditions for the topcut as the round is assumed to be longer, but overall advance per day is higher. Note that undercut productivities are assumed to be constant, regardless of initial ground conditions as the back of the undercuts is engineered and therefore assumed to be consistent. The routine application of shotcrete is assumed to adequately control the sides of undercuts, regardless of ground conditions.

Table 16.16: Bermejal Underground heading production by ground condition category

Ground Class	Adjustment Factor	Production (m3/day)	% of production in category
Topcut Extremely Poor	55%	20	11%
Topcut Very Poor	66%	24	51%
Topcut Fair	82%	29	30%
Topcut Good	100%	36	7%
Undercut (all types)	100%	40	N/A

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Source: SRK, 2018

Figure 16.29: Bermejal Underground production rates by ground type category

Source: SRK, 2018

Figure 16.30: Bermejal Underground production profile

16.7.7	Equipment Selection

Equipment and Fleet-Sizing Considerations

Consideration was given to the overall mining rate required, the geotechnical conditions likely to be encountered, the ventilation and logistics requirements, and to general practice and availability of equipment. The mine development schedule and production plan were initially developed on an unconstrained basis using only expected unit advance and production rates. This was then resource-levelled to produce a practical plan that required a consistent availability of personnel and equipment.

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Mobile Equipment

The mobile equipment fleet at steady-state production is shown in Table 16.17 and Table 16.18 for major and auxiliary equipment, respectively.

Table 16.17: Bermejal Underground major equipment requirements

Major Equipment Type	Indicative Model	Number Deployed
Two Boom Jumbo	Sandvik DD321	6
Single Boom Jumbo	Sandvik DD311	6
Rockbolter	Sandvik DS311	6
Large LHD	Sandvik LH514	6
Small LHD	Sandvik LH410	8
Haul Truck	Sandvik TH540	8
ANFO Loader	MacLean Engineering	6
Mobile Shotcrete Sprayer	MacLean Engineering	3
Mobile Transmixer	MacLean Engineering	5

Table 16.18: Bermejal Underground auxiliary equipment requirements

Auxiliary Equipment Type	Primary Usage	Number Deployed
Grader	Roadway maintenance	1
Scissor Lift	Elevated work access	3
Boom Truck	Elevated work access	1
Fuel/lube Truck	Equipment servicing	2
Cassette Truck (crane, fuel, lube explosives, mechanical, water)	Various tasks	2
Flat deck truck	Parts, supplies and equipment delivery	1
Forklift	Loading of supplies	2
Utility Vehicles	Personnel transport	13

16.8	Conclusions and Recommendations
16.8.1	Conclusions and Recommendations for Open Pit Mining
•	Open pit mining commenced at the Los Filos Mine Complex in 2005. Orebody characteristics, geotechnical conditions, and open pit mining productivities are well-understood.

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•	Collectively, the open pits are expected to produce 95.9 Mt of ore (28,700 ore tonnes per day on average) during the 2018 to 2027 timeframe. Total material movement (ore plus waste) is expected to average 155,000 tonnes per day.
•	The geotechnical data on which the CNI (2011) open pit slope design is based should be evaluated and the level of confidence in the geotechnical domain model needs to be determined.
•	Depending on the level of confidence in the earlier drilling, logging, and characterization programs, additional detailed geotechnical logging and rock mass characterization may be required.
•	The development of a robust three dimensional (3-D) litho structural model should be followed by the construction of a 3-D geotechnical domain model for the proposed “pit plus 200 m” volume.
•	A conceptual, and potentially detailed feasibility study-level, hydrogeological model should be built.
•	Pre-shear design, double benching domains, and blasting patterns relative to the final walls should be assessed relative to the verified geotechnical domain model.
•	The Guadalupe Starter Pit slope design guidelines should be based on the results of a rock mass characterization program (drilling and logging) in the rock mass to be mined since the current design is based on the minimum requirement of angle of repose mining, which is sub-optimal.
•	A targeted drilling program should be conducted to provide a better understanding of the extent of historical underground mining at Guadalupe Open Pit. The results of this drilling program should be used to confirm depletion in the 3-D block model.
•	Formal procedures should be developed for open pit mining operations that will be conducted in and around the historical underground workings in Guadalupe Open Pit to ensure the safety of personnel and equipment.
•	Metallurgical recovery and operating costs for each mined block will be variable depending on rock type, sulphur grade, copper grade, and processing destination. For this reason, daily ore control decisions (e.g., selecting the optimal processing destination) should be guided by a mining software determination of the maximum profit for each block rather than by a fixed cut-off grade.
•	There should be further investigation of the potential to expand the Los Filos Open Pit to include areas of mineralization that are under historical waste rock dumps.
16.8.2	Conclusions and Recommendations for Los Filos Underground Mine
•	The Los Filos Underground is a mature mining operation with well-understood orebody characteristics, geotechnical conditions and mining productivities.
•	Overhand cut-and-fill and overhand drift-and-fill are proven mining methods at Los Filos Underground. Both methods offer a high degree of selectivity and minimize dilution.

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•	The mine is expected to produce approximately 1.9 Mt of ore (1,650 tonnes per day) over its remaining life (2018 to 2021).
•	Because mining operations are expected to conclude in 2021 based on the currently defined mineral reserves, SRK recommends that Leagold undertake further drilling to identify any potential orebody extensions or new, nearby orebodies that could be accessed efficiently from the existing underground workings.
16.8.3	Conclusions and Recommendations for Bermejal Underground Mine

SRK draws the following conclusions:

•	UHDAF is a self-defining, highly selective, and flexible mining method with good industry benchmarks and operating analogues.
•	CRF is an industry proven backfill material which has been used in other mines employing underhand mining techniques.
•	Bermejal Underground should be developed primarily as an UHDAF mine with CRF before implementing any bulk mining or cut-and-fill optimizations (i.e., benching, loose filling, overhand methods).
•	The Bermejal Underground deposit is estimated to produce approximately 720,000 tonnes per annum (1,970 tonnes per day) during steady state production (2021 to 2028).
•	Annual gold production averages 157,000 delivered ounces per year during steady state production (2021 to 2028). A peak of 210,000 oz of gold is planned to be delivered in 2024.
•	Production and development productivity rates are a function of expected ground conditions and the associated ground support regime employed, among other factors.

SRK makes the following recommendations:

•	Formalize a training package outlining the UHDAF mining method process, operating practices, quality assurance & quality control procedures, and operating parameters.
•	Formalize a grade control and sampling program that will provide key inputs to mine planning.
•	Panels widths should be mined initially at minimum widths, then gradually widened as ground conditions are better understood.
•	Evaluate a test stope for hybrid bulk mining methods in appropriate areas.
•	Complete detailed time and method studies on existing and future mine development activities to validate scheduling rates.
•	Further validation work is required to ensure productivity estimates are achievable.
•	Ensure the various ground support regimes are integrated into the planning process and ground control program.
•	Formalize a mine planning process that covers both short, medium and long-term planning horizons.

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17	Recovery Methods
17.1	Summary

Ore is sourced from three areas: Los Filos and Bermejal Open Pits and Los Filos Underground. There are several ore types from these deposits, including oxides, intrusives, carbonates, endoskarn (altered intrusives) and sulphides. Mineralization from the open pit and underground operations is classified as either low-grade or high-grade ore. Low-grade ore is heap leached as Uncrush ore (previously called run-of-mine or ROM) and medium-high grade ores are heap leached as Crush ore.

Heap Leach Pads 1 and 2 (Pad 1 and Pad 2) are currently in operation, each with a separate leachate collection system. Pad 1, the original heap leach pad, has been historically loaded with both Crush ore and Uncrush ore, but is presently only loaded with Uncrush ore. Pad 2, which became operational in 2013, was initially loaded with Uncrush ore for the first one to two lifts, but currently is only being loaded with Crush ore at 5 m lift heights.

Medium to high-grade ore is crushed to 80% passing (P80) 19 mm in a two-stage crushing circuit consisting of a primary jaw crusher and two Metso HP-800 secondary cone crushers operated in closed circuit with double-deck banana screens. Historically, Crush ore has been blended with cement, lime and water on the conveyor belt system for agglomeration purposes and pH control, and conveyed to a staging area near the leach pad where it was stacked onto a stockpile. The Crush ore was then loaded onto haul trucks and transported to Pad 2 where an excavator was used to place the ore in 5 m high lifts. The Crush ore was then leached with a leach solution containing about 450 mg/L NaCN at an application rate of 12 L/hr/m2.

During 2018, new overland conveyors were installed to convey Crush open pit ore to an agglomeration drum located on Pad 1, where the ore is more efficiently agglomerated with cement for improved quality of agglomeration, and then conveyed directly onto Pad 2 where the ore is stacked via mobile conveyors (“grasshoppers”) and a radial stacker. It is noted, however, that high-grade underground ore is agglomerated in the agglomeration drum and then discharged to a staging area near the agglomerator and then truck-hauled to a separate leaching area on Pad 2.

Low-grade ore is hauled by mine trucks and placed separately on Pad 1 as Uncrush ore for leaching, following the addition of lime at a rate of 3 kg/t on each loaded haul truck. No ore sourced from Los Filos Underground is classified as low grade.

The gold-rich pregnant leach solution (PLS) from each heap leach pad is collected at the bottom of the geosynthetically lined heap leach pads via a network of solution collection pipes and is channeled into separate PLS ponds for Pads 1 and 2. The PLS is pumped from these ponds to an adsorption-desorption-recovery (ADR) plant, where the gold is adsorbed onto carbon in a conventional carbon-in-column (CIC) circuit. The gold that has been adsorbed onto the carbon is then stripped (eluted) from the carbon using the Pressure Zadra Process. The eluted gold and silver, now in a higher grade solution, are then passed through a series of electrowinning cells where the gold and silver are recovered as a cathodic precipitate. The resulting gold/silver precipitate is dried, blended with various fluxes, and processed in an induction furnace to produce a final gold/silver-bearing doré product.

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After the gold and silver are extracted from the PLS solution through carbon adsorption, the barren solution is recharged with sodium cyanide and then pumped back to the heap leach pads for distribution by a drip irrigation system at the specified cyanide concentration to leach the Crush and Uncrush ores.

17.2	Heap Leach Processing
17.2.1	Process Flowsheet

A simplified processing flowsheet is shown in Figure 17.1. Although heap leach processing details have evolved since operations began in 2007, the basic design of the gold ore processing circuit remains that of the original plan, and is based on a heap leach operation using multiple-lift, single-use heap leach pads.

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Underground Ore
Open Pit Ore
> 0.5 g/t Au
< 0.5 >0.28 g/t Au
Crushing
Lime
Cement, Lime
Agglomeration, Transport
Transport
Cyanide
Leach Pad # 2
Leach Pad #1
Caustic Soda
PLS Ponds #1 and 2
ADR Plant Carbon Adsorption, Concentration
Barren Solution Pond
Solids
Liquids
Solid chemicals (caustic, HCN Dissolved)
Clarification
Electrowinning
Refining
Doré Product

Source: Leagold, 2018

Figure 17.1: Simplified Los Filos processing flowsheet

17.2.2	Ore Delivery and Crushing

Ore that is classified as low-grade is stacked as Uncrush ore on Pad 1 for leaching. Medium and high-grade ore is crushed to 80% minus (P80) 19 mm, agglomerated with lime and cement, and transported by conveyors as Crush ore to Pad 2 for leaching. The Pad 2 ore is placed in 5-m lifts. The Los Filos crushing flowsheet is shown in Figure 17.2.

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Source: Leagold, 2018

Figure 17.2: Los Filos Mine Complex crushing flowsheet

The crushing circuit has a maximum operating capacity of 1,500 t/h, but depending on ore supply, crusher feed size distribution and moisture content, the circuit normally operates between 830 to 875 t/h for 16 to 18 h/d based on 2016 to 2018 production rates.

Medium and high-grade open pit ore is end-dumped from 136-t capacity mine haulage trucks near the primary crusher into a 200,000-tonne stockpile without significant blending of ore types. Underground ore is end-dumped in a separate stockpile by 20-t capacity dump trucks.

The ore is delivered to the jaw crusher feeder hopper, which is equipped with a 400 mm grizzly and fed by a dedicated CAT 992 front-end loader from the stockpile. The separately stockpiled underground ore is fed to the crusher as a weekly campaign, one day per week. Grizzly oversize material is broken down with a remotely operated stationary rock breaker on the grizzly or by a track-mounted rock breaker.

As shown in Figure 17.2, the major components of the crushing plant include a primary jaw crusher (Sandvik JM 311), which is set at a 100 mm opening, and two secondary cone crushers (Metso HP-800) operated in closed circuit with double-deck banana screens to produce a final P80 19 mm final crushed product.

A scalping screen with 100 mm openings precedes the jaw crusher. Crusher tonnage is measured by a weightometer on the No. 1 conveyor, which is calibrated monthly by Los Filos technicians and checked annually by the manufacturer. A cross-belt sampling system is used at the discharge end of one of the intermediate conveyors. The sampler cross-cuts the discharge stream every 15 minutes throughout the shift. The collected sample is then reduced in size, dropping by gravity through a series of riffle splitters. The final shift sample weighs 150 kilograms and is then taken to the laboratory for preparation and analyses. The shift samples are analyzed in the site laboratory for gold, silver and moisture content. A portion of the sample is retained and is used as part of the weighted monthly average composite sample for column leach testing.

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17.2.3	Crush Ore Treatment and Transportation to Heap Leach Pads

In the past, ore has been agglomerated by adding 6 kg/t cement and 8 kg/t lime directly to the ore on the conveyor belt along with barren solution sufficient to achieve a 9% moisture content. It had been expected that the cascading action of the ore from multiple conveyor drop points would be sufficient to agglomerate the ore. However, it has been determined that this procedure has not achieved the degree of ore agglomeration required for optimal heap leach performance.

Leagold commissioned a new conveying and drum agglomerating system in May 2018 to improve the efficiency of ore transport and the quality of agglomerated Crush ore. The new overland conveyor starts at the eastern edge of Pad 1, where the existing overland conveyor currently ends, and extends across Pad 1 to the eastern edge of Pad 2. The new overland conveyor replaces all of the mobile grasshopper conveyors that had previously been used to stockpile Crush ore in the middle of Pad 1, and which have now been relocated onto Pad 2 to transport Crush ore from the end of the overland conveyor onto the pad. The new overland conveyor eliminates the need for material rehandling by the mine haul trucks as well as rehandling by smaller loaders and excavators to place the material on the heap in lifts. The total length of the new overland conveyor is approximately 1,400 m.

A 3.7 m diameter x 8.0 m long agglomerating drum has been installed on Pad 1 and has been integrated with the new overland conveyor to allow for continuous Crush ore material to be stacked onto Pad 2. The agglomerating drum is powered by two, 112 kW (150 hp) motors, and is installed at an incline angle of 3.7º. The agglomerator is operated at a nominal throughput capacity of 850 tph and provides about 60 seconds of retention time. Lime at 5 kg/t for pH control, cement at 6 kg/t as a binding agent for agglomerates, and barren cyanide solution are added to produce the agglomerated product. The use of barren cyanide solution achieves more uniform contacting with cyanide solution during the leaching process. Lime, cement and barren solution additions are controlled with PLCs and a belt scale.

17.2.4	Heap Leach Pad Operation

Operation of the heap leach pads has evolved over the years since the Los Filos Mine Complex began. There are two large geosynthetic lined heap leach pads in operation, both of which have been divided in two sections: one for Crush ore and the other for Uncrush ore. Uncrush ore is currently stacked on Pad 1 and Crush ore on Pad 2. Pads 1 and 2 cover areas of 2,515,000 and 721,000 m², respectively, for a total of 3,236,000 m2. As of October 2018, approximately 245 Mt of ore have been stacked on both heap leach pads. The current heap leach pad operating parameters are summarized in Table 17.1.

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Table 17.1: Leach pad operation - fourth quarter 2017

Ore	Lift Thickness (m)	Irrigation Rate (L/m2/hr)	Cyanide Concentration (mg/L)	Irrigation Time (days)	Rip During Leach Cycle
Uncrush	8	8	300	180	No
Crush	5	12	400	120	Yes

After 60 days of leaching, the drip lines are removed from the surface of the Crush material and the top of the lift is ripped to a depth of 3.5 m using a CAT D11 dozer. Drip lines are reinstalled after ripping and leaching is resumed and continued for an additional 60 days. An anti-scaling agent (Zalta MA11) is added to prevent scale buildup in the leach pad irrigation system and ADR plant.

17.2.5	Adsorption-Desorption-Recovery Plant

The adsorption-desorption-recovery (ADR) plant is a conventional carbon-in-column (CIC) recovery facility associated with a gold refinery that produces a gold-silver doré product.

The adsorption component of the plant consists of seven trains of carbon columns (five trains of four columns each and two trains of three columns each), which serve to adsorb gold from the PLS onto carbon. The PLS typically contains 0.12 ppm Au and after adsorption the barren solution typically contains 0.002 ppm, representing over 98% adsorption efficiency. Each carbon column has a volume of 15 m³, and is filled with four tonnes of carbon, but has a design capacity of six tonnes of carbon per column. The amount of carbon in the columns was reduced from six to four tonnes as the pregnant solution grades decreased due to lower grade ore being mined and placed on the heap leach pads. Total PLS flow to the seven trains is approximately 6,100 m³/h. The nominal design flow for each train was 835 m³/h, while the maximum design flow was 950 m3/hr; this is routinely exceeded without issue.

There are three carbon stripping circuits where gold is stripped from loaded carbon using a hot alkaline cyanide solution. The concentrated gold strip solution is cooled, clarified, and circulated through four electrowinning cells where the gold is precipitated onto the cathodes as a sludge that is removed by high-pressure water.

The refinery is a secure facility that includes the electrowinning cells, a filter to dewater the metal-rich electrowinning sludge, a mercury retort, and electric induction furnace that produces the gold-silver doré product. The mercury content of Los Filos ore is very low, resulting in only 0.02 ppm in the PLS. Approximately 0.5 L of mercury is produced per year. The 500 to 1,000 oz doré bars are stored in a vault in the refinery until they are transported off site by a security contractor to a refinery.

An important aspect of the ADR facilities is the management of large volumes of water and leaching solutions. As shown in Figure 17.3, there are five ponds with large storage capacities. The storage capacities of these ponds are summarized in Table 17.2.

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Source: Leagold, 2018

Figure 17.3: ADR plant and associated storage ponds

Table 17.2: Los Filos ADR pond / reservoir characteristics

Pond Name	Storage Capacity (m3)
Pad 1 PLS Ponds (x2)	109,000
Pad 2 PLS Pond	125,000
Recirculation / Intermediate	170,000
Contingency Pond No. 1	455,000
Contingency Pond No. 2	980,000
Total Storage Capacity	1,839,000

The Pad 1 PLS ponds are divided into two: one to collect leachate solution from the northern portion of Pad 1 and the other to collect solution from the southern portion. These two ponds were backfilled with gravel several years ago, but remain operational. All of the other ponds are open.

The solution volumes in each pond fluctuate throughout the year. Generally, the pond volumes are at their lowest at the end of the dry season (October to May) and increase over the wet season (June to September) with the accumulation of direct precipitation and runoff from the heap leach pads. In July 2017, a total of five evaporators were installed to reduce the amount of stored, barren solution that had collected in the two contingency ponds. These evaporators will continue to operate until the solution volume in the contingency ponds is reduced enough to allow the two ponds to store the 1:100-year storm event (150 mm in 24 hours) without risk of overtopping.

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17.2.6	Water and Solution Balance

The Los Filos Mine Complex heap leach system currently consists of an ADR plant, two heap leach pads, three process ponds, and two contingency ponds. A flow diagram based on the current infrastructure is shown in Figure 17.4.

Source: Golder Associates, 2017

Figure 17.4: Flow diagram of heap leach pads and ADR plant facilities

The heap leach water balance model was updated in 2017 by Golder Associates. This update primarily incorporated historic operational data collected from December 2011 through November 2016 into the original model developed in 2011. The 2017 updated model focused on infrastructure and operational logic to address significant changes to site operational strategies and infrastructure that has occurred since 2011, primarily the addition of Heap Leach Pad 2, Process Pond 2, and Contingency Pond 2.

The model update was done to provide a more accurate forecast tool amid rising solution storage volumes in 2016-17. Based on the water balance model, five evaporators were installed in mid-2017 to reduce the excess water volume in the contingency ponds and to reduce the overflow probability to less than 15% through 2027 with recirculation. The evaporators are available to continually reduce the pond volumes prior to the onset of the following wet season. The current water management meets appropriate operational requirements.

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17.2.7	Laboratory

The Los Filos Mine Complex analytical and metallurgical testing facilities are in a secure compound, which includes the ADR plant, ponds, and reagent mixing facilities. Kappes, Cassiday and Associates (KCA) contributed the analytical and metallurgical procedures currently in use.

Approximately 300 solid samples are processed daily from the open pits and 80 samples from underground. A 300 g sub-sample is cut from the 10-kg head sample using an automatic proportional sampler. The 300 g cut is finely ground in one of two ring-and-puck pulverizers. The fire assay routine includes the insertion of one duplicate, one blank, and one standard in a 24-sample batch of samples. Two certified standards are available: 5.0 +/- 0.2126 g/t Au for fire assay/gravimetric assaying and 0.424 g/t Au for fire assay/atomic absorption assaying. Aqua regia is used to leach samples for silver and copper assays and atomic absorption (AA) is used to measure the concentrations. Analyses completed in the site laboratory include gold, silver and copper by AA; plus sulphur and carbon using a Leco Furnace. Cyanide analyses are performed by titration and colorimetric methods.

The assay laboratory is staffed with 21 persons and operates 24 hours per day. In addition, the nearby metallurgical test laboratory is staffed with three persons who perform particle size analyses, bottle roll, and column leach testing.

The metallurgical laboratory has two sets of leach columns (350 mm diameter × 3 m high and 150 mm diameter × 2 m high) for evaluation of heap leach characteristics of selected ore samples. The leach test procedures are designed to replicate field conditions with respect to time, solution strength, and irrigation rates, and have been adapted from procedures used at KCA in Reno, Nevada.

17.2.8	Heap Leach Performance

Table 17.3 provides a summary of cumulative gold production since inception of operations in 2007 through 31 October 2018. During the earlier years of the Los Filos Mine Complex, the heap leach did not achieve the anticipated gold recovery due to a variety of operational issues, including the lack of effective ore agglomeration. At the end of 2014, overall gold recovery was reported at 49.5% as compared to the predicted recovery of 61.1%, and the inventory of recoverable gold in the heap was booked at 479,227 ounces. During 2015 and 2016, KCA conducted audits of the Los Filos heap leach operation and at the end of 2016 estimated the recoverable gold inventory in the heaps at 258,024 oz. KCA also noted numerous operational improvements that were positively affecting overall heap leach operations, including:

•	Increased irrigation capacity and leaching time
•	Increased cyanide addition and control
•	Greater attention to crush size
•	New production and inventory modeling based on reassessment of ore types and recoveries

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•	Crush ore drilling program
•	Implementation of secondary gold recovery programs including:
-	Rehandling and re-leaching of previously leached Crush ore
-	Injection well program for Crush ore

By the end of third quarter of 2018, overall gold recovery had increased to 54.1% versus modeled recovery of 59.0%, which represents an increase in leach efficiency to 91.7% (percent recovery of recoverable gold).

In addition (discussed in section 17.2.3), a drum agglomerator was installed during 2018. The drum agglomerator is expected to significantly enhance heap leach operations by improving heap permeability, pH control and leach solution/ore contacting.

The secondary gold recovery programs that included rehandling and re-leaching of previously leach crushed ore and the injection well program for crushed ore are discussed in the next section.

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Table 17.3: Los Filos Mine Complex historic leach production and recovery to-date (31 October, 2018)

Parameter	Units	Cumulative
		2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017 (1)	2018
Stacked	(oz Au)	178,341	596,819	1,087,676	1,691,843	2,324,318	2,975,897	3,609,196	4,108,309	4,564,631	4,849,727	5,098,865	5,325,424
Recoverable	(oz Au)	99,807	340,069	622,188	994,364	1,395,362	1,787,130	2,187,861	2,511,857	2,801,421	2,979,578	2,991,012	3,143,750
Predicted Recovery	(%)	56.0	57.0	57.2	58.8	60.0	60.1	60.6	61.1	61.4	61.4	58.7	59.0
Poured	(oz Au)	43,853	233,197	457,433	763,562	1,100,090	1,440,523	1,772,993	2,031,655	2,304,576	2,535,916	2,727,111	2,880,298
Ending Inventory	(oz Au)	3,463	2,981	2,320	6,297	4,129	2,993	6,989	3,322	3,752	1,569	2,065	1,204
Left in Heap	(oz Au)	131,025	360,641	627,923	921,984	1,220,099	1,532,381	1,829,214	2,073,332	2,256,303	2,312,242	2,369,689	2,443,922
Overall Au Recovery	(%)	26.5	39.6	42.3	45.5	47.5	48.5	49.3	49.5	50.6	52.3	53.5	54.1
Efficiency	(%)	47.4	69.4	73.9	77.4	79.1	80.8	81.4	81.0	82.4	85.2	91.2	91.7

Note 1: Recoverable Au oz adjusted down by 154,168 oz to reflect adjustments in the recovery model and KCA year-end 2015 and 2016 audits

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17.3	Secondary Gold Recovery Programs for Heap Leach Pads
17.3.1	Solution Injection and Surface Ripping and Re-leaching on Pad 1

An active campaign was started in late 2016 and continued through 2017 to recover gold held in low permeability, incompletely leached Crush ore that was historically placed and leached on Pad 1. The program involved drilling of multiple wells (220 holes) on a grid pattern of approximately 35 m centres and to a depth within 10 m of the underlying geosynthetic liner. Once the wells were drilled and perforated steel casing installed, leaching solution (450 ppm cyanide) was injected at high pressure (1,200 kPa) and flow (up to 180 m3/h) into these wells for gold extraction. Hydrated lime (milk of lime) was also injected into the wells to maintain a pH of 9.0 or greater to encourage leaching. The injection was typically applied for three to four hours per perforated zone in the well, and each well typically had three to six zones in total. The leachate solution passed through the perforations in the wells and into the surrounding ore. The leachate solution was collected in the existing solution collection pipework system at the base of Pad 1, where it drained into the Pad 1 South PLS collection pond and was then pumped to the ADR plant for gold recovery. During the high-pressure injection phase, surface re-irrigation of the heap was also performed over the same area.

Once the initial, high pressure injection phase was completed, the wells were re-injected with a lower pressure rinse over a period of several weeks to months, where the wells were gravity fed at approximately 40 to 50 m3/h. Each well was connected to a surface pipe network which supplied the leachate solution. A dedicated flow meter was attached to each well head to measure and monitor the flow into each well.

After the secondary phase of low pressure injection was completed, the surface of the well field was scarified with a dozer and re-leached at a rate of approximately 8.5 L/hr/m2 for approximately two months. The completion of the surface re-leaching completed the first cycle of the Pad 1 re-leaching program.

Leached Uncrush ore was excluded from the program as it was deemed to be too permeable for the pressure injection system to effectively re-leached.

17.3.2	Heap Leach Inventory

Leagold conducted an extensive analysis of the high pressure secondary leach performance and evaluation of remaining recoverable gold inventory in Pad 1, which is documented in a Technical Memorandum titled “Determination of Recoverable Ounces and Draw Down for Pad 1 Material Secondary Recovery”, prepared by Paul Sterling to Doug Reddy and dated November 23, 2018. The following key points were highlighted in this analysis:

•	During the period from January 2017 to October 2018, almost 86,000 ounces of recoverable gold inventory were recovered from Pad 1 by the high pressure injection and secondary re-leaching effort.
•	Remaining inventory of recoverable gold in Pad 1 as of October 2018, is estimated at 114 koz Au.

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17.3.3	Pad 1 Heap Re-handling and Re-leaching

Metallurgical studies conducted by the Los Filos Mine Complex metallurgical laboratory demonstrated that approximately 20% of the contained gold in Pad 1 could be recovered through a re-handle and re-leach program. This was demonstrated by column leach tests conducted on three separate leach residue samples from Pad 1. The tests were conducted in 4 m high columns by adding lime to achieve a pH in excess of 11.5 and re-leaching with a solution containing 450 mg/L NaCN at a rate of 12 L/hr/m2 for up to 52 days. The results of this testwork are fully documented in the technical memorandum issued by the Los Filos metallurgical laboratory, “Reporte Preliminar Re-Lixiviación De Mineral Del Pad 1”, Los Filos Metallurgical Laboratory, April 16, 2018.

As a result of these metallurgical studies, Leagold implemented a program during September 2018 to re-handle and re-leach Pad 1 leach residues. The re-handle and re-leach program includes:

•	Excavation of 10-m depth of leached material from Pad 1 and blending with 10 kg/t lime
•	Placement of the leached Pad 1 material in 10-m high lifts in a new location on Pad 1 that has been selected to minimize the placement of material on top of future material to be re-handled
•	Re-leaching of each lift for a 160-day leach cycle

The planned re-handle and re-leach production schedule is shown in Table 17.4. Based on this schedule, 27.6 Mt of Pad 1 material containing 572.6 koz of gold at a grade of 0.645 g/t Au will be re-leached to achieve an expected recovery of 114.0 koz Au of recoverable gold inventory over the next four years.

Table 17.4: Pad 1 re-handle and re-leach schedule

Year	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Metal Leached (koz Au)
2018	3,282	0.439	46.4	5.9
2019	9,100	0.670	196.0	36.0
2020	7,000	0.730	164.3	34.3
2021	5,250	0.644	108.7	24.2
2022	2,969	0.599	57.2	13.6
Total	27,600	0.645	572.6	114.0

17.4	Carbon-in-Leach Processing

The Los Filos carbon-in-leach (CIL) plant design is based on a robust metallurgical flowsheet developed for optimum recovery while minimizing capital expenditure and operating costs. As the CIL plant is an addition to an existing operation, the existing site services (power, water, etc) will be used, where appropriate, to supply the new facilities and the existing (modified) ADR plant will be used for recovery of gold from the loaded carbon.

The flowsheet of the new CIL plant includes crushing, milling, carbon in leach, carbon regeneration and thickening and filtration of the CIL tailings for dry stack storage. The existing ADR plant pressure Zadra / electrowinning circuit will be modified for the higher gold and silver loadings on the carbon and the precious metals will be smelted to doré bars in the existing gold room.

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Process plant feed comprises four main ore types: Bermejal Underground (BUG), Bermejal Open Pit (BOP), Los Filos Underground (LFUG) and Guadalupe Deposit (Guadalupe).

The average LOM gold grade is 4.99 g/t Au and 21.0 g/t Ag. A LOM ore production and CIL plant feed schedule are provided in section 22.4. Gold and silver production has been estimated for the economic analysis by applying the CIL gold recovery formulae in section 13.8.4.

The plant design is considered appropriate for a project with a 10-year operating life. The key criteria for selection of equipment type are cost, suitability for duty, reliability and ease of maintenance. Fabrication and delivery times were then used as criteria for selection between vendors of broadly similar equipment due to the aggressive project schedule. The plant layout provides ease of access to all equipment for operating and maintenance requirements, while maintaining a layout that will facilitate construction progress in multiple areas simultaneously.

The key project design criteria for the plant are:

•	Capacity to treat 4,000 tpd (1.46 Mtpa) of varying blends of the main ore types as determined by the Integrated Life of Mine Production Schedule (V7.3).
•	Crushing plant utilization of 75% and CIL and tailings filtration plant utilization of 91.3%, supported by the incorporation of surge capacity and standby equipment where required.
•	The grinding plant will grind ores to a P80 of 75 µm and leach them in a CIL circuit for 40 hours to recover an estimated 89% and 40% of the contained gold and silver, respectively.
•	Gold will be recovered from the loaded carbon in the existing ADR plant modified to accommodate the higher gold and silver carbon loadings.
•	CIL plant tailings will be filtered and washed with barren solution to reduce the entrained cyanide level before delivery, by truck, to a dry stacking facility.
•	Sufficient automation and plant control will be incorporated to minimize the need for continuous operator intervention, but to allow manual override and control if and when required.

The CIL design documents have been prepared incorporating engineering and key metallurgical design criteria derived from the results of historic and recent metallurgical testwork programs. The testwork is described in section 13 of this report.

17.4.1	Selected Process Flowsheet

The process plant design incorporates the following unit process operations:

•	ROM ore fed through a static grizzly to a bin providing 270-t surge capacity (i.e., two 136-t haul trucks)
•	Apron feeder, vibrating grizzly, primary crusher and conveyor feed to the surge bin
•	Crush ore surge bin providing 15 minutes of mill feed surge capacity with an overflow conveyor to a dead stockpile

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•	Apron feeder drawing from the surge bin to a conveyor feeding the milling circuit
•	A single stage SAG mill, in closed circuit with hydrocyclones, to produce a grind size P80 of 75 µm and an overflow slurry density of 40% solids
•	A leaching circuit with six CIL tanks to achieve the required 40 hours of residence time for optimum leach recovery
•	A tailings thickener for process water recovery and to provide an optimum slurry density for filtration
•	Plate and frame pressure filters with cake wash to reduce the filtered tailings cake cyanide content
•	Conveyors and two buffer stockpiles for loading filtered tailings into mine haul trucks for transport to long-term storage
•	Road transport of loaded carbon to (and return from) the existing ADR plant for gold recovery
•	Modifications to one existing ADR plant elution / electrowinning circuit
•	New carbon regeneration kiln for the returned barren CIL carbon

Provision has been made in the layout for future expansion by addition of a ball mill, two additional leach tanks and a fifth tailings filter. Room has been allowed in the layout of the process plant for the installation of a SART (Sulphidization, Acidification, Recycle and Thickening) plant to treat the tailings thickener overflow to recover copper and cyanide from the circuit and allow the economic treatment of ores with a higher cyanide soluble copper content.

An overall process block flow diagram depicting the unit operations incorporated in the selected process is presented in Figure 17.5.

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LEGEND
INTERMITTENT
FUTURE
EXISTING
(N) NEW EQUIPMENT
(F) FUTURE EQUIPMENT
(E) EXISTING EQUIPMENT
MOBILE ROCK BREAKER
ROM HOPPER (N)
FEL
ROM STOCKPILE (N)
APRON FEEDER (N)
VIBRATING GRIZZLY (N)
JAW CRUSHER (N)
CRUSHER DISCHARGE CONVEYOR (N)
PEBBLES
FEL
SURGE BIN (N)
SAG MILL FEEDER (N)
STOCKPILE (N)
LIME SILO (N)
LIME FEEDER (N)
SAG MILL FEED CONVEYOR (N)
SAG MILL (N)
PEBBLE BUNKER (N)
BALL MILL (F)
CYCLONE CLUSTER (N)
TRASH SCREEN (N)
TRASH BIN (N)
CYCLONE FEED PUMPBOX (N)
CARBON TRANSPORT TRUCK
STRIPPED CARBON TRASPORT PUMP (N)
CARBON DEWATERING SCREEN (N)
KILN FEED HOPPER (N)
SCREW FEEDER (N)
CARBON KILN (N)
FRESH CARBON
QUENCH TANK (N)
CARBON SIZING SCREEN (N)
CARBON FINES HOPPER (N)
CARBON FINES FILTER (N)
LOADED CARBON SCREEN (N)
LOADED CARBON HOPPER (N)
CARBON TRANSPORT TRUCK
TO EXISTING ADR
REAGENT
CIL TANKS (N)
CARBON SAFETY SCREEN (N)
SAFETY SCREEN BIN (N)
LOADED CARBON FROM MILL
CARBON TRANSPORT TRUCK
LOADED CARBON DEWATERING SCREEN (N)
ACID WASH VESSEL (E)
EXISTING ADR
HEAT EXCHANGERS (E)
ELUTION VESSEL (2) (E)
ELUTION HEATER (E)
CARBON TRANSPORT TRUCK (N)
REAGENTS
SOFTENED WATER
ELUTE WATER TANK (E)
STRIPPED SOLUTION PUMP (E)
E-CELL DISCHARGE PUMP (E)
E-CELL DISCHARGE TANK (E)
E/W CELLS
SLUDGE HOPPER (N)
DRYING OVEN (E)
PRESSURE FILTER (E)
FLUX
SMELTING FURNACE (E)
CASCADE TROLLEY (E)
DORE
O/F
O/F
PROCESS WATER TANK (N)
HOLD
SART PROCESS (F)
TAILS FILTER FEED TANK (N)
TAILINGS FILTERS (N)
TAILINGS STORAGE (N)
COVERED STOCKPILES (N) (2)
DRY STACK TAILINGS (N)

Source: Lycopodium, 2018

Figure 17.5: Overall CIL process flow diagram

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17.4.2	CIL Plant Description

CIL Plant Design Criteria

Key process design criteria are outlined in Table 17.5.

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Table 17.5: Summary of key CIL process design criteria

Criteria	Units	Design	Source
Plant Throughput	tpa	1.460,000	Leagold
	tpd	4,000	Leagold
Feed Blend -
Bermejal Underground (BUG)	% (tpd)	52.4 (2096)	Leagold
Bermejal Open Pit (BOP)	% (tpd)	0.3(11)	Leagold
Los Filos Underground (LFUG)	% (tpd)	8.4 (334)	Leagold
Los Filos - Open Pit (LFOP)	% (tpd)	14.0 (562)	Leagold
Guadalupe - Open Pit (Guadalupe)	% (tpd)	24.9 (997)	Leagold
Operating Schedule
- Crushing Plant Utilization	%	75	Leagold
- Milling, CIL and ADR Plant Utilization	%	91.3	Leagold
Head Grade
Gold	g/t Au	4.98	Calculated
Silver	g/t Ag	20.6	Calculated
Head Grade - Design
Gold	g/t Au	6.05	Calculated
Silver	g/t Ag	29.51	Calculated
Copper	%	0.33	Calculated
Overall Gold Recovery	%	89	Testwork
Overall Silver Recovery	%	40.0	Testwork
Overall Coper Leached	%	17.9	Testwork
Ore Moisture Content	%	3	Leagold
Ore Specific Density	t/m3	2.53	Calculated
Ore Bulk Density	t/m3	1.6	Lycopodium
Angle of Repose	degrees	35.0	Lycopodium
Crushing Work Index (CWi, average)	kWh/t	9.0	Testwork
Bond Ball Mill Work Index (BWi, average)	kWh/t	16.1	Testwork
Bond Abrasion Index (Ai, average)		0.091	Testwork
Grind Size (P80)	µm	75	Testwork
CIL Circuit Residence Time	hrs	40	Testwork
CIL Slurry Density	% solids (w/w)	39.1	Lycopodium
Number of CIL Tanks (Stages)		6.0	Lycopodium
Air Addition Rate	mg/L/min	0.07	Lycopodium
Tailings Thickener Underflow Density	%	56	Testwork
Thickener Solids Loading	t/m2/h	0.6	Testwork
Filtration Rate	kg/ m2/h	126	Testwork
Cake Moisture	%	16.9	Testwork
Sodium Cyanide Consumption	kg/t ore	2.1	Testwork
Lime Consumption1	kg/t ore	2.2	Testwork
Elution Circuit Type		Pressure Zadra	Existing
Elution Circuit Size	t	6.0	Existing
Frequency of Elution	strips/week	6.0	Lycopodium
Kiln Capacity	kg/h	300	Lycopodium

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Ore Receiving and Crushing

Ore will be transported to the plant by mine haul trucks of up to 136-t capacity (CAT 785C). The trucks will tip directly into the feed bin through a static grizzly. Any ore stockpiled on the ROM stockpile will be fed to the bin by front-end loader (FEL) when truck deliveries are interrupted. The FEL will also be used to clear any build-up of material from the grizzly should this occur. The ore stockpile will facilitate ore blending to ensure a uniform feedstock to the plant.

The feed ore bin will have a live capacity of approximately 270 t (equivalent to 2 truck loads). A static grizzly, mounted on top of the bin, will prevent the ingress of oversize material. Ore will be drawn from the bin, by a variable speed apron feeder, discharging into the jaw crusher via a vibrating grizzly. The primary crushing circuit will reduce the underground and open pit ores from a nominal top size of 500 mm to a product size of P80 of 82 mm. The jaw crusher is a C120 or equivalent with a 160 kW motor. Crush ore from the crusher and vibrating grizzly undersize will discharge directly onto the primary crusher discharge conveyor, which will convey the crusher product to the surge bin.

The crusher discharge conveyor will be fitted with a weightometer to monitor and control the crushing area throughput by adjusting the output of the apron feeder variable speed drive.

The crushing circuit will be serviced by a single dust collection system, comprised of a series of extraction hoods, ducting and a bag house. Dust collected from this system will be discharged onto the crusher discharge conveyor.

A static tramp metal magnet will be installed at the discharge end of the primary crusher discharge conveyor. Tramp metal will be manually removed from the magnet as required.

Surge Bin and Coarse Ore Storage

The surge bin will have a live capacity of 46 t (equivalent to approximately 15 minutes of mill feed rate). The surge bin includes an overflow facility, with excess crushed ore conveyed to the crushed ore stockpile. The crushed ore stockpile will have a capacity of approximately 4,400 tonnes (providing 24 hours of mill feed). Crush ore will be reclaimed from the stockpile, to the ore bin, via FEL.

Crush ore will be withdrawn from the ore bin by a variable speed apron feeder. The feeder will discharge onto the SAG mill feed conveyor, which will convey the crushed ore to the SAG mill feed chute. The SAG mill feed conveyor will be fitted with a weightometer, used for controlling the speed of the apron feeder and hence the feed rate to the grinding circuit.

Quick lime will be added directly onto the SAG mill feed conveyor, using a variable speed screw feeder. Lime addition will be adjusted by a pH meter in the carbon-in-leach circuit and by the mill feed rate as measured by the conveyor weightometer.

Grinding and Classification

The grinding circuit consists of a single stage SAG mill with a 5 MW variable speed drive. The mill is 7.32 m in diameter and has a 5.55 m equivalent grinding length (EGL). The SAG mill will operate in closed circuit with hydrocyclones. Modelling predicts that pebble rejection by the grates and trommel will be minimal and will be recycled back to mill feed surge bin by FEL.

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The mill has been designed to be capable of achieving the required grind size with a mill feed blend of 57% oxide, 34% intrusive and 9% carbonate ore, which is harder than the life of mine average blend feed. The installed variable speed drive will ensure that the mill can be controlled to draw the required power when treating softer blends to avoid grinding out the mill pebble charge. The mill will operate with a nominal 11.8% (maximum 15.0%) by volume ball charge.

Process water will be added to the SAG mill feed chute to control the mill pulp density. The mill will discharge through a 15 mm trommel screen to the cyclone feed pump box.

Grinding media will be added to the mill through SAG mill media feed chute.

Undersize from the SAG mill trommel screen will gravitate to the cyclone feed pumpbox, from where it will be pumped to the classifying hydrocyclones by one of two cyclone feed pumps (one standby). Process water will be added to the pumpbox to control the hydrocyclone feed density. The hydrocyclone overflow will gravitate, via a trash screen and automatic sampler, to the leach feed distribution box. The trash removed (wood chips, etc.) will be discharged to a trash bin for disposal.

Cyclone underflow will flow by gravity back to the SAG mill feed chute for further grinding.

Carbon-in-Leach (CIL) Circuit

The CIL circuit consists of six mechanically agitated tanks operating in series. The tanks each have a live volume of approximately 2,800 m³, providing a 47-hour leach residence time at the design feed rate of 358 m3/h. This provides an additional 17% leach time at the nominal flow. The first CIL tank will operate with a carbon concentration of 15 g/L and subsequent CIL tanks will operate with a carbon concentration of 10 g/L.

Trash screen underflow will gravitate directly to the leach feed distribution box and to CIL tank #1. If CIL tank #1 is offline, the slurry can be diverted to CIL tank #2, via an internal dart plug distribution system.

Cyanide as a 20% w/w solution will be added to the circuit by the cyanide dosing pumps. The operating pH of the circuit will be maintained between 10.5 and 11.0 by the addition of quicklime to the mill feed conveyor to maintain the protective alkalinity of the circuit and prevent the generation of gaseous hydrogen cyanide.

To aid with gold dissolution, low pressure air will be added to the circuit to maintain oxygen in the slurry. Air will be supplied from air blowers and distributed down the agitator shafts.

Slurry will flow sequentially through the CIL circuit tanks driven by the hydraulic gradient across the circuit provided by the inter-tank weirs. Activated carbon will be retained in each of the CIL tanks by a self-cleaning inter-tank screen. Carbon will be advanced through the CIL circuit, counter current to the slurry flow, using recessed impeller vertical pumps.

On a daily basis, a complete batch of 6 tonnes of loaded carbon will be recovered from the first CIL tank by the loaded carbon recovery pump and screen. The washed loaded carbon will gravitate to the loaded carbon hopper. Undersize from the loaded carbon screen will gravitate to CIL tank #1 or CIL tank #2.

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To replace the recovered loaded carbon, regenerated carbon (or fresh carbon) will be pumped to CIL tank # 6, from the carbon regeneration circuit via the carbon distribution box. Carbon from this distribution box can bypass to CIL tank #5.

Slurry discharging from the last CIL tank will gravitate to the carbon safety screen to remove any remaining carbon then to the tailings thickener.

Should the a CIL tank be off-line for any reason, it will be possible to bypass the off-line tank using pneumatically actuated gate valves located within the CIL inter-stage launders, diverting slurry to the following CIL tank.

The leach/CIL area will be serviced by two sump pumps. The sump pump closer to CIL tank #1 will return spillage to the leach feed distribution box. The sump pump closer to the other end of the sump will return spillage to the #5 CIL tank. The CIL bund area will overflow in case of emergencies to the event pond. The volume of the bunded area plus the event pond is sufficient to contain the contents of the largest vessel in the area, plus rainfall from a severe storm event, without overflowing to the environment.

Loaded Carbon Transportation

Loaded carbon from the first CIL tank in circuit will be recovered using a recessed impeller pump and carbon recovery screen to the loaded carbon hopper. Once a batch has been recovered (nominally once a day) the carbon will be loaded into a truck mounted transport vessel and driven down to the existing ADR plant for stripping.

ADR - Acid Wash, Elution, Electrowinning and Gold Room (Existing Plant)

Six-tonne batches of carbon from the CIL circuit will be trucked to existing loaded carbon dewatering screen in ADR plant and excess water will be removed. Loaded carbon will then gravitate to one of the existing acid wash columns dedicated to the expansion project. The current configuration of acid wash column will be modified so acid washing can be done prior to stripping.

The existing ADR plant has three 6-t pressure Zadra stripping circuits only one of which will be modified for operation with the CIL circuit. Following acid washing, loaded carbon will be transferred to the modified Zadra circuit. As the CIL carbon will be loaded to higher gold and silver levels than the heap leach carbon currently treated, the modified circuit will have larger electrowinning cells and rectifiers installed in place of the existing units to accelerate recovery of stripped gold and silver from the eluate.

Sludge recovered from the new electrowinning cells will be dried and smelted in the existing goldroom.

The following modifications and additions will be required to the existing ADR plant:

•	Reconfiguring piping to accept CIL carbon and for acid washing of carbon before elution.
•	Replacing components of one pressure Zadra electrowinning circuit by installing two larger electrowinning cells and rectifiers.

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Acid Wash

The cold acid wash sequence is required to remove accumulated calcium scale (caused by the lime) from the carbon surface. This process improves elution efficiency and has the beneficial effect of reducing the risk of calcium magnesium slagging on the carbon during the regeneration process. The acid wash column fill sequence will be initiated once the loaded carbon transport pump starts pumping to the existing loaded carbon dewatering screen. Carbon will gravitate from the loaded carbon dewatering screen directly into the acid wash column. Once the acid wash column is filled to the required level, the carbon fill sequence will be stopped.

The acid wash cycle will utilize a 3% w/w hydrochloric acid solution. Hydrochloric acid from the existing plant storage will be diluted to 3% w/w by injecting a measured amount of acid into raw water as it fills the acid wash column. The carbon will be allowed to soak in the dilute acid for a period of half an hour.

Upon completion of the acid soak, the acid rinse cycle will be initiated; loaded carbon will be rinsed with water to displace acid solution and contaminants as per current standard operating procedure.

The acid wash sequence will conclude with carbon being transferred to the elution column.

Elution

A solution of caustic, cyanide and soft water is measured into the eluate storage tank to achieve a final solution concentrate of 0.2% w/w cyanide and 1% w/w caustic. The tank is filled with soft water to a predetermined level. This barren eluate solution is heated and flows through the loaded carbon bed in the elution column to strip the gold and silver from the carbon. Eluate is passed through the carbon until essentially all precious metals are recovered. The pregnant eluate solution is passed through heat exchangers to preheat the barren eluate and cool the pregnant solution before passing the pregnant solution through the electrowinning cells to recover the gold and silver. After electrowinning, the eluate is returned to the eluate tank for re-use in the current or subsequent elutions.

Upon completion of the strip, the now barren carbon is cooled and pumped to the carbon transport truck for transfer to the carbon regeneration circuit at the CIL plant.

Electrowinning and Gold Room

The gold and silver stripped from the loaded carbon to the pregnant eluate will be recovered by electrowinning onto stainless steel cathodes. The electrowinning circuit will be equipped with two new, larger, electrowinning cell/rectifier combinations to provide sufficient capacity to recover the larger quantities of gold and silver from the CIL carbon.

Periodically gold and silver sludge will be washed off the cell cathodes and from the bottom of the cells with a hand-held high pressure washer. The gold and silver bearing sludge draining from the cell will then be filtered, dried and smelted to doré ingots as per the current standard operating procedure.

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Stripped Carbon Transportation and Carbon Regeneration

Once a six-tonne batch has been stripped, the carbon will be loaded into a truck mounted transport vessel and transported back to the CIL plant for regeneration before return to the CIL tanks. Stripped carbon from the transport truck will be pumped to the stripped carbon dewatering screen, allowing excess water to be removed prior to the carbon discharging into the carbon regeneration kiln feed hopper. Dewatering screen undersize will gravitate to the fine carbon collection hopper.

Carbon will be withdrawn from the kiln feed hopper, by the kiln screw feeder, and fed directly to the diesel fired carbon regeneration kiln, at a rate of 300 kg/h. The carbon will be heated within the horizontal rotary kiln to 650°C to 750°C to remove volatile organic foulants from the carbon surface and restore the carbon activity.

Re-activated carbon exiting the kiln will discharge directly to the carbon quench vessel, where it will be cooled. From the quench tank, carbon will be pumped by the regen carbon transfer pump to the carbon sizing screen. Sizing screen oversize will gravitate to CIL tank #6 with an option to feed CIL tank #5. Sizing screen undersize will gravitate to the fine carbon collection hopper. Fresh carbon will be added to the CIL circuit through the carbon quench tank as required to maintain the carbon inventory in the circuit.

Fine carbon from the carbon collection hopper will be filtered and collected in bags for sale and treatment off-site to recover the residual gold on the carbon.

Tailings Thickening

Slurry from the CIL circuit will gravitate to the carbon safety screen. The carbon safety screen will recover most of the undersize carbon exiting the CIL circuit through the last inter-tank screen and will prevent carbon loss to tailings in the event of a holed inter-tank screen in the last CIL tank.

The safety screen oversize will report to a fine carbon bin for recovery and sale. Screen undersize will gravitate to the tailings thickener prior to filtration. An automatic slurry sampler, installed on the carbon safety screen feed, will collect a representative sample of the CIL tailings stream for plant control and metallurgical accounting purposes.

Tailings thickener overflow will flow to the process water tank to be reused as plant process water. Tailings thickener underflow slurry will be pumped to the filter feed tank.

Tailings Dewatering and Dry Stacking

Thickened tailings (thickener underflow) will be held in a filter feed tank, with nominal two hours surge storage capacity, before being fed to the four tailings filters (three duty, one standby).

The tailings filters will filter and wash the tailings, discharging the tailings as a filter cake with nominally 17% moisture.

Filter cake and filter cloth will be washed with barren solution with one interstitial bed volume of low cyanide process water to reduce the WAD cyanide level in the filter cake to a level suitable for safe transport and storage. Filtrate which includes the manifold flush, cake wash and cloth wash water will return to tailings thickener. After washing compressed air will be used to dry the cake to achieve the target moisture level suitable for cake transport and stacking.

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Filter cake from each filter will be discharged onto the filter discharge conveyors. The discharge conveyors will deposit cake onto one of two stockpiles in a covered storage area awaiting load-out. Two stockpiles have been provided to allow the conveyors to drop material on one stockpile while a FEL loads material from the other into trucks for transport to the dry stack tailings disposal area.

Event Pond

The process plant is designed to operate in compliance with ICMC standards with zero discharge of high cyanide containing process solutions to the local environment. To ensure compliance, the plant has been provided with a geosynthetically lined event pond designed to contain any foreseeable spillage event. The event pond, combined with the bunded concrete areas within the plant perimeter, is designed to contain the run-off from an extreme storm event occurring simultaneously with the catastrophic failure of the largest slurry containing vessel within the plant site. Material accumulating in the event pond will be returned periodically to the leach feed distribution box.

Plant Utilities

High Pressure Air

Plant air at 700 kPag will be provided by two (duty / standby) high pressure air compressors, operating in a lead-lag configuration. The entire high-pressure air supply will be dried to avoid the need for a duplicate instrument air system. Dried air will be distributed to the required plant areas for use in air actuated valves, hose points for tools and other general applications.

Low Pressure Air

Low pressure air for providing oxygen to the CIL circuit will be supplied by three air blowers (two duty, one standby) and distributed to the leach/CIL tanks for injection into each tank down the agitator shafts.

Diesel Fuel

Diesel fuel for the carbon regeneration kiln will be stored in a bunded day tank with pumps feeding a diesel ring main.

17.5	Reagent Storage and Use
17.5.1	Heap Leach

The current methods of reagent supply, storage, and distribution meet operational and safety requirements.

Lime and cement are delivered daily as dry material by truck-trailer transports that unload the truck-trailer contents by air activation into designated silos. Caustic soda and hydrochloric acid are delivered separately by tanker trucks specifically designed for these hazardous chemicals.

Sodium cyanide is received daily as a solid in ISO containers and is dissolved by circulating fresh water through the ISO container and transferring the dissolved cyanide into dedicated storage and process distribution facilities. Cyanide solution is then pumped to the suction side of the heap leach irrigation pumps for distribution on the heap leach pads. The cyanide receiving and mixing facility is separate from the ADR plant and was observed to be clean and properly isolated by concrete berms and a base.

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DMSL, the direct owner of the Los Filos Mine Complex, is a member in good standing of the International Cyanide Management Code for the Manufacture, Transport, and Use of Cyanide in the Production of Gold (Cyanide Code). A detailed audit was conducted for certification in December 2016, and the certification came in 2017. The annual membership fee has been paid for 2018.

Other chemicals such as dust suppressants and anti-scaling compounds are received in metal drums. Carbon is received in one tonne tote bags.

17.5.2	Carbon in Leach

The major reagents utilized within the process plant are:

•	Quicklime (90% CaO content) for pH control
•	Sodium cyanide (NaCN) for gold dissolution and stripping
•	Caustic soda (NaOH) for neutralization and stripping
•	Hydrochloric acid (HCl) for carbon acid washing
•	Flocculant for thickening

In addition, fluxes (silica, nitre and borax) are required for smelting charge preparation and antiscalant is used as required to reduce scaling in the process water distribution, carbon wash and stripping circuits. Sulphamic acid will be used to descale the elution heat exchangers as required.

Quicklime (CaO)

Quicklime will be delivered to site in 20-t bulk tankers. Bulk tankers will be pneumatically off-loaded, using a blower, directly to the 70-t capacity lime silo, equivalent to seven days consumption. Quicklime will be withdrawn from the silo by a variable speed screw feeder and deposited directly onto the SAG mill feed conveyor.

Sodium Cyanide (NaCN)

Sodium cyanide briquettes will be delivered by 20-t isotainer truck; each truck is equivalent to just over 2 days consumption. To off-load the trucks, the cyanide mixing tank will be partially filled with alkaline process water and the cyanide dissolved in-situ in the isotainers by circulating water from the cyanide mixing tank through the isotainer. After dissolution of the cyanide briquettes, the mixing tank will be topped up with process water to achieve a 20% w/v cyanide concentration.

Once mixing is complete the 20% w/v cyanide solution will be transferred to the cyanide storage tank and distributed to the CIL circuit through one operating and one standby cyanide circulation pump.

The area will be serviced by a sump pump. Spillage generated within this area will be pumped to the leach feed distribution box.

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Caustic Soda (NaOH)

Sodium hydroxide (caustic soda or caustic) will be delivered to site in intermediate bulk containers (IBC) premixed at 20% w/v. Metering pumps will be used to deliver caustic solution to the cyanide mixing tank.

Caustic solution required in existing ADR plant will be supplied from existing reagent system.

Activated Carbon

Activated carbon will be delivered in 500 kg bulk bags. The carbon is introduced into the carbon quench hopper where it is slurried with water and conditioned to remove the friable edges of the carbon particles and the adhering carbon dust generated in transport. The slurry is pumped over the carbon sizing screen with the coarse carbon particles added to the CIL circuit and the carbon fines discharged to the carbon fine collection hopper.

Hydrochloric Acid (HCl)

Hydrochloric acid used in the existing ADR plant will be supplied from the existing reagent system.

Flocculant

Powdered flocculant will be delivered to site in 25 kg bags. A vendor packaged mixing and dosing system will be installed, which will include flocculant storage hopper, screw feeder, blower, wetting head, and mixing tank. Flocculant solution, at 0.25% w/v, will be aged in the flocculant mixing tank for a pre-set period before transfer to the flocculant storage tank for dosing to the thickener.

The flocculant area will be serviced by a sump pump. Spillage generated within this area will be pumped to the thickener feed box.

CIL Water, Power and Reagent Consumption

Water Consumption

A preliminary water balance for the CIL plant has been completed by Lycopodium.

Irrespective of season, the process plant requires an average of 30 m3/h (maximum 55 m3/h) of raw water for applications for which process water is unsuitable.

Barren solution will be primarily used for cake wash; 90 m3/h of barren solution will be used for one displacement cake wash. In the event barren solution is not available and raw water is used for cake wash, a total of 145 m3/h of raw water makeup is required.

The CIL plant total process water requirement is 330 m3/h with 400 m3/h of process water produced from the thickener overflow due to the barren solution used for the cake wash. The excess process water (approximately 70 m3/h) will be pumped to existing ADR solution pond.

Energy Consumption

Electrical power will be provided from the proposed new switchyard. The average power demand is summarized in Table 17.6.

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Table 17.6: Average CIL power demand summary

Plant Areas	Connected Power (kW)	Average Continuous Draw (kW)	Total Annual Power Consumption (kWh / year)

Area 120 - Feed Preparation	365	205	125,734
Area 130 - Milling and Classification	6,387	4,181	2,563,862
Area 140 - Screening / Tailings	3,590	1,118	685,490
Area 160 - Leaching	1,015	668	409,751
Area 170 - Acid Wash / Elution / Carbon regeneration	127	19	11,781
Area 180 - Refining, Smelting and ADR	376	38	23,108
Area 210- Reagents Area	117	16	9,952
Area 230 - Water Services	515	182	111,503
Area 250 - Compressed Air	549	244	149,327
Area 260 - Plant Fuel Storage and Distribution	3	1	409
Area 270 - Electrical Services - Lighting and Small Power	593	172	105,404
Area 350 - Buildings	95	33	19,929
Total	13,733	6,876	4,216,250

Reagent and Consumables Consumption

Table 17.7 provides a summary of major reagent and consumable usage for the process plant at the design throughput of 4,000 tpd.

Table 17.7: Annual CIL reagent and major consumable consumption

Reagent/Consumable	Annual Consumption
Fixed Jaw	3.3 sets
Mobile Jaw	2.0 sets
Upper cheek plate	0.7 sets
Lower cheek plate	2.0 sets
SAG Mill Liners	1.1 sets
SAG Mill Grinding Media	1,026 t
Quicklime	3,212 t
Sodium Cyanide	3,066 t
Activated Carbon	18 t
Flocculant	23 t

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17.5.3	CIL Plant Control System

General Overview

The general control philosophy for the plant will be one of a moderate level of automation and central control facilities to allow critical process functions to be carried out with minimal operator intervention. Instrumentation will be provided within the plant to measure and control key process parameters.

The main control room will house two PC based operator interface terminals (OIT) and a server. These workstations will act as the control system supervisory control and data acquisition (SCADA) terminals. All key process and maintenance parameters will be available for trending and alarming on the process control system (PCS).

The process control system that will be adopted for the plant will be a programmable logic controller (PLC) and SCADA based system. The PCS will control the process interlocks and control loops for non-packaged equipment. Control loop set-point changes for non-packaged equipment will be made at the OITs in the control room.

Sampling and Assaying

Existing laboratory facilities will be used for the analysis of control and metallurgical accounting samples.

Titration facilities and an on-line analyser unit will be provided above the CIL tanks to monitor cyanide concentration in CIL process liquors.

Automatic samplers taking shift composite samples from the mill cyclone overflow and CIL tailings streams will provide the primary gold balance for the process plant.

Manual sampling of slurry and carbon in the leach circuit will be used to monitor the leach profile and provide end-of-month gold inventory measurements for metallurgical accounting.

Performance analysis of the existing elution and electrowinning circuits will be as per current procedures.

Basic metallurgical test work protocols will be established on site to undertake simple bottle roll leach testing. This will be used to monitor current plant performance and the metallurgical properties of pre-production mining samples to ensure that plant performance can be predicted in advance.

17.6	Conclusions and Recommendations
17.6.1	Heap Leach

SRK makes the following conclusions and recommendations regarding the Los Filos heap leach operations:

•	Conventional Uncrush and Crush ore heap leaching is used to recover gold and silver from open pit and underground ore sources.

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•	The lack of proper ore agglomeration has resulted in poor heap permeability and poor gold leaching performance in the past. Poor heap leach performance has resulted in a very high inventory of recoverable gold in the heaps.
•	Leagold has taken steps to improve heap leach operating procedures and installed an agglomerating drum and overland conveyor system in mid-2018 to improve ore agglomeration and efficiency of ore transport and stacking. In addition, an initiative to compact the top of the current lift on Pad 2 has commenced, which is expected to reduce cyanide consumption attributed to the low pH in the lower lifts of Pad 2.
•	During the period from January 2017 to October 2018, almost 86,000 ounces of recoverable gold inventory were recovered from Pad 1 by the high pressure injection and secondary re-leaching effort.
•	Remaining inventory of recoverable gold in Pad 1 as of October 2018, is estimated at 114 koz Au.
•	Leagold has implemented a re-handle and re-leach program to recover the remaining recoverable gold ounces from Pad 1.
•	The planned re-handle and re-leach program will reprocess 27.6 million tonnes of Pad 1 material over the next four years in an effort to recover the estimated 114 koz of recoverable gold inventory.
•	Ore from the Bermejal and Guadalupe deposits is expected to contain higher copper grades, which will result in higher operating costs due to higher cyanide consumption. The higher copper grades in the Bermejal and Guadalupe ores will also result in higher copper concentrations in the leach solutions, which may result in operational issues if the copper concentration in the leach solution is not managed.
•	It is recommended that processes such as the SART process be investigated as a method for managing the anticipated high copper concentrations in the leach solution. The SART process can also result in the production of a marketable copper sulphide product and regeneration of cyanide for reuse in the process, both of which can offset the higher process operating costs resulting from processing ore with higher copper grades.
17.6.2	Carbon-in-Leach

It is the opinion of the Qualified Person that the process plant designed around the flowsheet and layout as summarized in this section of the technical report is suitable for the treatment of the various ore types and tonnages indicated in the CIL feed schedule in the mine plan. With the caveat that if the feed to the CIL plant can be blended to avoid extremes in material hardness or high cyanide soluble copper content, the operating cost and gold and silver recovery performance should be in accordance with the predictions in this technical report.

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The proposed site for the CIL plant is located partially on fill used in the past to form a hardstand in a valley for parking mine vehicles. While the valley contours before and after the fill was placed have been compared, and efforts have been made to locate critical structures on cut, no geotechnical testing has been undertaken and the ground conditions have not been conclusively established. It is recommended that before further design work is undertaken on the CIL plant that a program of geotechnical drilling and / or test pitting be undertaken, supervised by a qualified geotechnical engineer, and the cores / ground samples be tested to confirm ground conditions and to form the basis for foundation design for the CIL plant.

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18	Mine Complex Infrastructure
18.1	Summary

Major infrastructure on the Los Filos Mine Complex includes the following:

•	Two open pits (Los Filos and Bermejal)
•	Two underground mines (North and South Sectors of the Los Filos Underground Mine)
•	Seven waste rock dumps, including in-pit waste dumps at Los Filos and Bermejal Open Pits
•	Primary and secondary crushing plants (up to 25,000 tpd capacity)
•	Overland conveyors
•	Agglomerator with cement and lime silos
•	Two heap leach pads, one for Uncrush ore and one for Crush ore, with associated mobile conveyors and stackers
•	Two pregnant solution collection ponds (one for each heap), one recirculation pond, and two contingency water ponds
•	ADR plant and gold refinery
•	One filtered tailings storage facility (future)

Support facilities on the property include the following:

•	Access roads
•	Haul roads from mining areas to waste dumps, crusher and leach pads
•	Open pit truck and equipment shop
•	Underground equipment shop
•	Welding shop
•	Warehouse
•	Administrative office facilities
•	Underground offices (on surface)
•	Underground mine dry (change house)
•	Underground mine compressors
•	Drill core logging and storage facilities
•	Metallurgical laboratory
•	Fire assay and AA assay laboratory
•	Explosive storage facilities

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•	Power distribution facilities
•	Fuel storage facilities
•	Water distribution facilities
•	Personnel training facilities
•	Environmental monitoring facilities
•	Airstrip (1,200 m long paved strip)

The Bermejal Underground project is underway, with a developed exploration ramp and with a portal located at the north end of the mined out portion of the Bermejal Open Pit.

An aerial view of the Los Filos Mine Complex with its existing infrastructure is shown in Figure 18.1.

Additional infrastructure that is not directly on the Los Filos Mine Complex but located nearby includes a power substation, water supply line and pumping stations, and the residential camp.

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426000
427000
428000
429000
430000
1979000
1978000
1977000
1976000
1975000
1974000
1973000
N
Airstrip
WRD
WRD
Los Filos
Open Pit
ADR
Process Plant
Administration Building
Truck Shop
Bermejal
UG Portal
PAD 2
PAD 1
Bermejal
Open Pit
Legend
Reserve Pit (Current)
Underground Deposit
Outline of Reserve Pit Shell
($1200/oz)
Outline of Resource Pit Shell
($1400/oz)
Heap Leach Pads
Process Ponds
Waste Rock Dumps
0
500
1000
Metres

Source: Leagold, 2018

Figure 18.1: Los Filos Mine Complex property layout

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18.2	Access Roads and Logistics

Access to the Los Filos Mine Complex is via Federal Highway 95, travelling approximately 240 km south-southwest from Mexico City International Airport to Mezcala (4-hour drive) and from Mezcala via an 18 km paved road to the Mine site (0.5-hour drive).

Los Filos Mine Complex maintains a modern 1,200 m paved private airstrip on the site. Access by air is via Cuernavaca or Toluca Airports, with a 30-minute flight to the Los Filos Mine Complex. Cuernavaca is located 115 km south of the Mexico City International Airport via Highway 95 (2 hours), whereas Toluca is located west of the Mexico City International Airport and is 70 km by road via Highway 15 (1.5 hours).

Supplies that are not available locally are typically trucked to site from major population and industrial centers, such as Mexico City, Cuernavaca, Chilpancingo and Iguala, or from port cities, such as Acapulco, via Highway 95.

18.3	Waste Rock Facilities

In addition to the currently existing waste rock facilities (WRFs), a number of new WRFs are proposed, for disposal of waste rock from the open pits (Figure 18.2). Some of the proposed facilities will be overlapping existing WRFs, including in-pit WRFs. A total of 404 Mt of waste rock has already been placed on existing WRFs that are adjacent to the open pits.

Open pit mining operations are currently scheduled to continue until 2028 based on the current mine plan, and approximately 421 Mt of waste will be mined from the open pits over the remaining LOM. The current facilities have a combined waste storage capacity of 499 Mt, of which 313 Mt are available on the Bermejal in-pit backfill WRF, 131 Mt in the Los Filos in-pit backfill WRF, and 22 Mt on the Los Filos West WRF. The other WRFs have reached their capacity and reclamation activities have commenced. The current infrastructure is sufficient to support mining operations under the LOM plan.

The majority of waste rock generated from the Los Filos Underground operations is used as backfill in the cut-and-fill stopes. The remainder of the waste rock from the underground operations is placed in small waste rock dumps near the adit openings. Some of this material is being screened and used as aggregate material for Cemented Rock Fill (CRF).

A geotechnical evaluation of the existing WRF designs was performed to analyze the design stability (Call & Nicholas, Inc. 2011). The study concluded that the designs were adequate for stable slopes, satisfying criteria for static and pseudostatic (earthquake-loading scenario) conditions. The WRF design consists of 2.5H:1V (horizontal:vertical) or 20.8 degrees overall dump slope angles with 30 to 50 m high benches, 25 to 30 m wide catch benches, and bench faces at 1.5H:1V or 33.7 degrees. The study recommended a maximum bench height of 40 m; however, much of the dumping that has occurred has exceeded this bench height criteria and subsequently a Standard Operating Procedure (SOP) was recommended by Golder Associates, which is now being followed. The waste rock dumping strategy is a high risk operation and diligence is required to ensure continued safe operation. Appropriate geotechnical design of any new WRFs, or extensions need to be carried out prior to advancing WRF extents beyond their original design limits. Such design should include appropriate foundation characterization, as well as material testing as necessary.

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426000
427000
428000
429000
430000
1977000
1976000
1975000
1974000
1973000
N
Airstrip
WRF
WRD
WRD
Los Filos
Open Pit
CIL Plant
ADR
Process Plant
Administration Building
Truck Shop
Bermejal
UG Portal
PAD 2
PAD 1
FTSF
WRF
WRF
WRF
WRF
Bermejal
Open Pit
1 2 3 4 5 6 7 8 9 10
0 500 1000
Metres
Legend
Reserve Pit (Current)
Underground Deposit
Outline of Reserve Pit Shell ($1200/oz)
Outline of Resource Pit Shell ($1400/oz)
Heap Leach Pads
Process Ponds
Waste Rock Dumps
FTSF (Filtered Tailings Storage Facility)
Expansion Waste Rock Facilities
Mineral Claims
1. Independencia
2. Don Fausto
3. Dona Marta
4. Cedros
5. El Grande
6. Aguita
7. Don Rodrigo
8. Mio Cid
9. Xochipala, F.1
10. Xochipala, F.2

Source: Leagold, 2018

Figure 18.2: Los Filos Mine Complex layout with extended waste rock facilities and CIL plant

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18.4	Water Management

Local water resources were described in the Waste Rock Management Plan (Desarrollos Mineros San Luis, S.A. de C.V., 2016), which provided the primary hydrologic background information and included the surface water and groundwater conditions, as well as the site-wide water balance. Information on the water supply and water quality monitoring are provided in other sections of this Report.

18.4.1	Surface Water

CONAGUA is the technical department of the national environmental agency (SEMARNAT) that is responsible for oversight of the water resources of Mexico. CONAGUA has structured the surface water resources into 13 administrative hydrological regions. The Los Filos Mine Complex is in the CONAGUA-designated Hydrologic Region 18 in the Rio Balsas basin and middle Balsas sub-region (Figure 18.3). The Rio Balsas basin covers 22.7 percent of the total area of the State of Guerrero. According to the Chilpancingo Charter of Surface Water, the Los Filos Mine Complex lies within Basin B, watershed A2129 (2,129 km²) and watershed D1336 (1,336 km²).

The Rio Balsas is the only perennial surface water course in the vicinity of the Los Filos Mine Complex and is located approximately 5 km from the northern boundary of the property. The Rio Balsas drains an area of 46,530 km² to Mezcala station, located in the town of Mezcala. The most important tributaries in the area are the Xochipala and Mazapa seasonal streams, both of which join the Rio Balsas on its southern margin.

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ARCELIA
R. Puente Verde
R. Cocula o Iguala
R. Tepecuacuilco
R. Bajo Amacuzac
IGUALA
POLONCINGO
HUITZUCO
R. Balsas - Sto. Tom.
Ubicación aproximada
de los pozos
Ubicación aproximada
De la Mina Filos
TLACOTEPEC
CHILAPA
Chilpancingo
PAPAGAYO
TEPECHICOTLAN
Simbología
Acuiferos
Subcuencas RH18 (Balsas)
0 5 10 20 Km
N

 Source: Leagold, 2018

Figure 18.3: Locations of regional hydrologic basins and aquifers designated by CONAGUA

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Los Filos Mine Complex operations are located within a small watershed, approximately 60 km², bounded by the Los Filos watershed to the east, the La Lagunilla hill to the north, the Azul and El Ocotal hills to the west, and the El Cedral hill to the southeast. Within this watershed, the main water course is the shallow Carrizalillo, a seasonally flowing stream whose head is located 1 to 2 km south of the town of Carrizalillo and flows northward to become part of the Mazapa seasonal stream. The surface water runoff from the northern and western areas of the Los Filos Mine Complex site flows to this watershed. Figure 18.4 shows the surface water flow directions and water quality monitoring points.

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N1,981,000
N1,980,000
N1,979,000
N1,978,000
N1,977,000
N1,976,000
N1,975,000
N1,974,000
N1,973,000
N1,972,000
Mazapa
To Mezcala
Waste Dump North
Los Filos Underground
Los Filos Pit
Waste Dump East
reagent storage
Process Facilities
Mine Facilities
Water treatment
Waste Dump NE
Leach PAD
El Bermejal Pit
Carrizalillo
Waste Dump SW
To Xochipala
LEGEND
LEVEL CURVE @ 9m
UNDERGROUND MINE
OWNERSHIP BOUNDARY
PERMIT BOUNDARY
WATER PUMPING
POWER LINE
ROAD
ROAD OF MINE
WATER MONITORING
AIR MONITORING
N
0m
400
1Km
2Km
E425,000
E426,000
E427,000
E428,000
E429,000
E430,000
E431,000

Source: Leagold, 2018

Figure 18.4: Local surface water flow directions and water quality monitoring locations

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Surface runoff collected in water diversion channels around the heap leach pads, the ADR plant, Los Filos Underground areas and the Los Filos Open Pit west waste rock facility (WRF) drains into the Mazapa stream. Water from the Mazapa stream is mainly used for livestock consumption.

Surface runoff originating from the WRFs located east of the Los Filos and Bermejal Open Pits drains into Cuautepetl Canyon, which is located about 8 km west of the Xochipala seasonal stream. The Xochipala stream flows seasonally and intermittently toward the north and is a tributary to the Rio Balsas. This stream remains dry throughout the year and even during the rainy season, except during storm events.

A small area in the northern section of the Los Filos Mine Complex property drains into Tepegolol Canyon, which leads directly to the Rio Balsas, located about 3 km downstream of the town of Mezcala. Surface flows from Tepegolol Canyon are intermittent and only flow during severe storm events.

18.4.2	Groundwater

CONAGUA has designated 653 aquifers as part of the groundwater resources management system. CONAGUA is responsible for defining each aquifer and for estimating the water availability in the system. Los Filos Mine Complex is located in the southern tip of the Iguala Aquifer, which covers a surface area of 2,356 km² (Figure 18.3).

The information published by CONAGUA on the Iguala Aquifer (CONAGUA, 2015) claims that the water is extracted from main aquifers that are associated with rivers and do not have hydrogeological continuity along the rivers. Recharge occurs from surface infiltration, or from subsurface interflow through permeable soils along the topographic gradients. CONAGUA has calculated that the aquifer has available water for new water concessions at a volume of 13,732,928 m³ annually.

The phreatic surface of groundwater is reported to be at a lower elevation than the final depth of the open pits and current underground operations. No water elevation data in the area was available in the CONAGUA report.

Typically, both open pits and Los Filos Underground are dry, except during the rainy season. Surface water exfiltrates rapidly enough that operations are not halted due to excess water except during strong storms, when there is excess water in the underground workings from seepage and in the open pits from surface water runoff and precipitation. Dewatering is not required for the Los Filos Underground mine operations and is not planned. No information was available regarding the water flow rates into the underground mine.

In one area of the Los Filos Open Pit there is groundwater seepage occurring. The water is temporarily diverted and contained in a retention pond and then pumped out of the pit and allowed to flow as surface water runoff.

Groundwater was not encountered in any of the exploration boreholes, which were drilled to depths of about 300 m in the pit areas, with some holes going even deeper. Limestone is the dominant rock type in the area. In many areas where the rock is exposed, it appears to be highly fractured with vugs and dry solution cavities reported in some drill logs. These features were also observed at surface in some locations and are of karst dissolution cavities within carbonate rocks. The RC drilling logs indicate that the entire section of limestone encountered during exploration drilling was very dry, and only very limited water was encountered within the intrusive rocks. Los Filos Mine Complex geologists have observed that the limestone and skarn are both very dry, and within the underground workings there is only seepage from precipitation infiltration or drill water.

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From a regional perspective, groundwater likely discharges to Rio Balsas, which flows to the north of the Mine property. Based on regional topography, it appears that most of the Mine area drains to the gully (arroyo) that passes adjacent to the Mazapa village, which then enters Rio Balsas about 10 km west of the town of Mezcala. The remainder of the Mine property appears to drain eastward toward a large ephemeral stream that is a tributary to Rio Balsas. Recharge probably occurs as infiltration during the rainy season, which lasts from June through September. A formal hydrogeologic study has not been conducted, although a future review of hydrogeologic conditions is planned.

Natural springs occur where Heap Leach Pad 1 and 2 were constructed. The pads were designed with a subsurface underdrain system to dewater beneath the two pads. Both pads have their own subdrains, and both systems convey water via pipelines to outlets at a concrete-lined vault in Cañada 23. The vault has a separate outlet that conveys water to the arroyo and eventually into the Mazapa seasonal stream.

Heap Leach Pad 1 has a second system that conveys water back onto the pad. The Pad 1 subdrain system has a sampling port at the toe of the installation to allow for water quality monitoring. The Pad 2 subdrain system water quality is sampled at the concrete-lined vault. Volumes of water pumped to Pad 1 and to the vault in Cañada 23 are metered.

18.4.3	Pond Storage

A detailed schematic of the water movement between the heap leach pads and ponds is shown in Figure 18.5 and Figure 18.6 for Heap Leach Pad 1 and 2, respectively. The water levels in the ponds are monitored and are managed to prevent overflow to the environment.

Source: Leagold, 2018

Figure 18.5: Schematic of Heap Leach Pad 1 and ponds

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Source: Leagold, 2018

Figure 18.6: Schematic of Heap Leach Pad 2 and ponds

DMSL monitors the daily values of water pumping to and from the ADR plant as well as the irrigation areas and pond water levels and volumes. The pond capacities are listed in Table 18.1.

Table 18.1: Volume capacity of ponds at ADR plant

Pond Name	Storage Capacity (m³)	Year Constructed	Pumping Capacity (hp)
Pad #1 Pregnant Solution Ponds (North and South)	110,000	2008 (approximately)	1 pump at 200 2 pumps at 400 1 pump at 600
Pad #2 Pregnant Solution Pond	147,000	2014	none
Recirculation Pond	180,000	Unknown	none
Contingency Pond 1	454,000	Unknown	none
Contingency Pond 2	970,000	2014	2 pumps at 750
Total	1,861,000

18.4.4	Water Balance

The main water management components at the Mine site are fresh makeup water from the intake system at the Mezcala wells, water used in the ADR process plant (including heap leach irrigation), pit operations, other water uses (haul road dust suppression, potable water for the Camp, water used at shops, and the concrete plant), diverted clean storm water, and permitted discharges of treated sanitary waste water. A simplified site-wide water balance flowsheet is presented in Figure 18.7.

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Source: SRK, 2016

Figure 18.7: Site water balance

Fresh water pumped to the site from the Mezcala wells is conveyed to a storage tank (Tanque 5) for redistribution to different parts of the operations. Fresh water at the ADR Plant is transferred to the cyanide mixing tank (T-100). Cyanide is delivered as a solid in ISO containers on a truck and is dissolved in fresh water. The cyanide solution is then transferred to a storage tank (T-200) from where it is added to the barren solution and pumped to the heap leach pads. Pregnant solution is recovered in two gravel-filled ponds at the toe of Heap Leach Pad 1 and the PLS pond associated with Pad 2, and then is pumped to the ADR Plant. Barren solution from the ADR Plant is returned to the barren and recirculation tanks for distribution to the heap leach pads. The water balance flow diagram from the ADR Plant to Heap Leach Pads 1 and 2 is presented in Figure 18.5 and Figure 18.6, respectively.

A water balance projection study was performed in May 2017 (SRK, 2017) prior to the onset of the rainy season. This study included the calibration of the pond volumes and heap leaching activities as of mid-May 2017, the inclusion of the planned changes to the site water management plan, and the recent secondary recovery activities on the leach pads. The conclusion was that precipitation in 2017 would result in the ponds nearing their overtopping levels, but remain within containment if properly managed.

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Based on the results of these studies, three additional evaporation fogger units (Minetek) were procured and installed, with a similar sized fourth unit replacing a smaller existing fogger. Since mid-June 2017, a total of five fogger units have been used. Typically, all five foggers are operated continuously throughout the rainy season (June to September) to alleviate some of the pond filling and continue to operate into the dry season (October to May) to evaporate as much collected water from the two contingency ponds as possible so that the ponds will have sufficient storage capacity prior to the onset of the next rainy season.

18.5	Water Supply
18.5.1	Current Water Permit and Demand

The water concession permit is currently for 1.2 Mm3 per year of water extraction for industrial and sanitary services. The water requirement for the current operations is estimated at 1.0 Mm3 per year. The usage is 60 percent for processing, open pit and underground operations including drilling, 30 percent for road maintenance (dust suppression), and 10 percent for general services.

The water concession permit for “groundwater extraction” was granted in 2006 for 4.0 Mm3 per year and was renewed in 2016 for another 10 years. The permitted extraction amount was reduced to 1.2 Mm3 per year based on recent usage by Los Filos Mine.

18.5.2	New Water Demand and Permit Requirements

The addition of the Bermejal Underground mine, the CIL plant plus other facilities that are required as part of the expansion will increase the overall water demand to 2.2 Mm3 per year and will require an application for a revision to the water concession permit amount. The anticipated time required for revision of the permit is approximately 12 months. The usage based on increased demand would be 55 percent for the CIL plant, 27 percent for heap leach processing, open pit and underground operations including drilling, 14 percent for road maintenance (dust suppression), and 5 percent for general services.

18.5.3	Water Source and Pumping Infrastructure

The Rio Balsas, a major river in the states of Guerrero and Michoacán, has a length of about 800 km and an average flow of 24,944 m3/s (Balsas River Information, 2015). No site-specific study has been conducted regarding the water supply assurance; however, the Rio Balsas is a significant water source, and the Los Filos operations water supply requirements are relatively small compared to the average flow of the river.

Procesos Mineros Metalurgicos S.A. de C.V. designed the fresh water supply and pumping system in 2006 for a pumping flow of 2,800 gpm. Fresh water is taken from the Rio Balsas via multiple inlets that transport water to a concrete storage container adjacent to the river, but at a higher elevation. The structure is identified as a well (“noria”) in the water concession. The engineering drawings indicate that there are two underground “capture” inlets (tunnels) that extend to the edge and below the river bottom. It is not clear whether the tunnels are constructed in sand and sediments at the bottom of the river, or whether the tunnels are in bedrock. Each of the capture inlets has multiple openings from the main tunnels. There is also an additional perforated concrete structure at a higher elevation than the inlets that transports river water directly to the well. The elevation of the perforations in the concrete structure are indicated to be approximately at the average river surface elevation.

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Fresh water collected in the 30-m deep concrete storage container located adjacent to the Rio Balsas is conveyed to the Mine site by four pumping stations via a 15-km long pipeline over an elevation gain of 1 km. Pumping station 1, which is located adjacent to the water collection system, contains three pumps of which one is for backup. Pumping Station 2, which is located close to Pumping Station 1, has a filtration / clarification system to remove sediments. An anti-scalant is added to the water at Pumping Station 2. Sediments are discharged below the clarifiers and then pumped to a pond at Pumping Station 2. When the pond is full, sediments are transported to a reservoir at the Mine for final disposal. Pumping Stations 3 and 4 are booster stations. From Pumping Stations 1 through 3, water is transported through two 10-inch diameter pipelines. From Pumping Station 3 to Pumping Station 4, the water is transported through one 14-inch diameter pipeline (Marsh Risk Consulting, 2016).

The pumping capacity of the system is 175 L/s (over 5 Mm3 per year), which is more than required, even for a revision of the permitted amount to 2.2 Mm3 per year. The capacity of individual pumps at each station are listed in Table 18.2.

Table 18.2: Fresh water pump station details

Station Identifier	No. Pumps	Power		Capacity		Elevation (masl)
		kW	HP	L/s	gpm	m	ft
Pump Station 1	3	185	250	88.2	1,400	478	1,570
Pump Station 2	6	300	400	37.8	600	580	1,900
Pump Station 3	3	520	700	88.2	1,400	945	3,100
Pump Station 4	3	520	700	88.2	1,400	1,320	4,330
Storage Tank (Bermejal)	None					1,666	5,460

Fresh water pumped to the Mine is received in Distribution Tank 5, with a 5,000 m3 capacity.

There are three potable water treatment facilities. One of the facilities is located next to Distribution Tank 5, a second at the ADR Plant, and the third at the Mine camp. The water treatment facilities are operated by site personnel and tested every six months to monitor for compliance with Mexican domestic use water standards.

A site-specific assured water supply study has not been completed, but the water supply appears to be stable. The Mexican authority CONAGUA has classified the local aquifer as available, thus it is believed that the water source will continue to be available for operations (CONAGUA, 2015).

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18.6	Power Supply and Electrical
18.6.1	Existing Infrastructure

As of June 2018, 100% of energy is provided by CFE, the state owned electric utility of Mexico, to Los Filos from the 600 MW (megawatt) Caracol hydroelectric station which is located on the Rio Balsas and approximately 50 km downstream of the town of Mezcala.

Power is delivered at 115 kV from the Mezcala main substation located 8 km from site to the Los Filos 20 MVA (two, 10 MVA General Electric transformers) substation, which is designed to have capacity for an additional 10 MVA transformer to be added for future Mine expansions via an additional bay in the existing substation. Current power consumption averages about 14 MW/a, or about 70% of the existing substation’s power capacity, and peaks at 16 to 16.5 MW.

An emergency power plant was constructed during 2008 to provide back-up power for the leach solution pumps and the gold refinery. The generators are housed within the ADR Plant; there are two redundant CAT diesel generator plants (2,500 kVA, 16 cylinder, 13.8 kV output) installed. There is a concrete foundation for a third unit if it becomes necessary.

Details of the other various diesel generators used for emergency loads at the site are provided in Table 18.3.

Table 18.3: Backup diesel generators

Name	Size, MW	Year	Make and Model	Load
G1	1.275 (1,593 kVA)	2006	CAT 3516 Generator SR4B	Various mill loads
G2	1.275	2006	CAT 3516 Generator SR4B	Various mill loads
G3	2.0 (2.5 MVA)	2006	CAT 3516 Generator SR4B	Various mill loads
G10 (5819)	1.75	2010	CAT 3516 Generator SR5	Tailings and thickener
G20 (5818)	2	2010	CAT 3516 Generator SR5	Pump house, camp, and administration
G1 Esker	1.825	2012	CAT	Main underground ventilation
G2 Esker	1.825	2012	CAT	Main underground ventilation
G3 Esker	1.825	2012	CAT	Main underground ventilation
G4 Esker	1.825	2012	CAT	Main underground ventilation

18.6.2	New Electrical Infrastructure

To accommodate the planned Bermejal Underground project and new CIL process plant, additional electrical infrastructure is required.
Bermejal Underground will initially be fed at 13.8 kV from the existing 115 to 13.8 kV substation. A third, 10 MVA transformer will be required in the existing substation to provide enough energy for Bermejal Underground as well as maintain energy to the rest of the mine site. An overhead line has been tapped off the existing power distribution system and a new, 13.8 kV overhead line has been installed to the ‘In-pit’ portal at the north end of the Bermejal Open Pit using 266 ACSR conductors. This line will be used during the initial development of Bermejal Underground until a new, 115 kV to 13.8 kV substation is commissioned adjacent to the planned CIL process plant. Following the commissioning of the new CIL substation, the existing substation will be decommissioned and the mine site will be fed from the new CIL substation.

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The new substation will utilize two redundant 30/40/50 MVA power transformers that will operate independently under normal operating conditions but will be sized such that each transformer has sufficient capacity to carry the full load of the mine site to facilitate maintenance or unplanned outages (ie. equipment failure).

The power transformers will be equipped with on load tap changers (OLTC) to assist with voltage regulation across the site with the increased load. The secondary side of the transformers will be resistively grounded to improve both the reliability and safety of the 13.8 kV power system.

A modular electrical building, containing 13.8 kV switchgear and protection relays, will be located in the new CIL plant switchyard. The switchgear will include feeders to service all of the existing site loads as well as the CIL plant and the portal for the Bermejal Underground.

18.7	Fuel Supply and Storage

Fuel and gasoline are trucked to site from Iguala, Acapulco, or Cuernavaca, and stored in five 75,000 L diesel tanks and one 40,000 L gasoline tank. Further explanation on the fuel agreement that the Mine has with PEMEX and the transportation contract with Fervic S.A. can be found in section 19.3.1.

18.8	Landfill Waste

Up to 2012, all landfill waste was disposed of in the Mezcala landfill facility. In 2013, Los Filos received authorization from the local municipality to construct a landfill with a 43,365 m2 footprint. Los Filos subsequently constructed the landfill facility on site for combined Los Filos and municipal disposal of “type D” urban solid wastes. The landfill was included in an MIA submitted for site expansion, which was approved in 2012 for 13 years of operation (2012 to 2025). The landfill is designated “Los Filos-Carrizalillo,” since it is used by the Los Filos Mine Complex and the nearby community of Carrizalillo.

The landfill has an HDPE geomembrane liner and a leachate collection system. Wastes are compacted and a soil cover is placed over the wastes at least weekly. Collected leachate is captured in a vault and pumped to the area of waste disposal, where the leachate is placed on the waste or evaporated.

Designated wastes are separated for recycling and reuse. The design life of the landfill is now calculated to have an operating life of 20 years.

18.9	Camp and Accommodations

A modern camp for housing Mine employees/contractors/visitors is located 9.5 km from the Los Filos Mine Complex and 2.5 km west of Mezcala. The Mine camp is currently able to accommodate 294 persons and is comprised of a mixture of four 2-story hotel-style buildings housing 24 persons each, two 2-story hotel-style buildings housing 60 persons each, one 2-story building housing 10 persons, and twenty-two 3-room houses housing about 68 persons. The camp is furnished with dining and laundry facilities, visitor offices, meeting rooms, indoor gymnasium, outdoor soccer field, and tennis and basketball courts.

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The camp is currently at 83% of capacity.

18.10	Workforce
18.10.1	Current Operations

The workforce at the Los Filos Mine Complex is typically around 1,500 employees and contractors. The current number of personnel at the Mine as of the end of 2018 is 1,729 employees (Table 18.4), and includes contractors working on ramp development of Bermejal Underground and also the agglomerator and conveyor extension capital projects. Administration and supervisory roles are filled by non-union personnel. Other roles, including maintenance, operators and process plant personnel, are filled with union personnel or contractors. The underground and open pit operations personnel, as well as the ADR plant personnel, operate on two shifts per day.

Table 18.4: Quantity of mine personnel

Mine Personnel Type	No. of Personnel
Non-Union Personnel - Open Pits	46
Non-Union Personnel - Los Filos Underground	55
Non-Union Personnel - Bermejal Underground
Non-Union Personnel - Process	57
Non-Union Personal G&A	68
Total Non-Union Personnel	226
Union Personnel - Open Pits	281
Union Personnel - Los Filos Underground	199
Union Personnel - Bermejal Underground
Union Personnel - Proccess	127
Total Union Personnel	607
Contractors - Open Pits	473
Contractors - Los Filos Underground	370
Contractors - Bermejal Underground	53
Total Contractors	896
Total Mine Personnel at Los Filos (October 2018)	1,729

18.10.2	Increase in Workforce

The Bermejal Underground mine and the CIL plant add 475 jobs during construction and 275 new jobs over the life of mine. Housing can be provided within the current camp and also within the community. A cost allowance for offsite accommodations during construction was included in the CIL plant capital cost estimate.

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18.11	Communications

Site communications include satellite service and use of VoIP (for telephones) and Internet protocols (for regular computer business and communications). Surface operations, including the open pits, use two way radio communications, and a wireless truck/shovel dispatch system supplied by Modular Mining Systems. The underground mines have a leaky feeder radio communications system.

18.12	Other Infrastructure in the Expansion Feasibility Study
18.12.1	Bermejal Underground

Some of the infrastructure of the Bermejal Underground already is in place: the main portal is located at the north end of the mined-out portion of the Bermejal Open Pit; a 1,328 m long main ramp and an additional 1,077 m of secondary development has been completed. An additional 56 km of principal development is planned as part of the LOM design for the mine. A total of 11 km is considered to be initial capital until the mine sustains a mining rate of 1,100 tpd.

Bermejal Underground already has a connection to the site power distribution network and water supply. Additional infrastructure required includes:

•	CRF plant
•	Ventilation fans
•	Surface offices and dry
18.12.2	CIL Process Plant Infrastructure

The CIL process plant infrastructure includes connections to the site power distribution network and water supply.

Clad steel-framed buildings with blockwork or prefabricated annexes as required will be installed for a local workshop / warehouse, plant offices (incorporating the control room), motor control centre buildings and general facilities for employees at the CIL plant site. The facilities will be modest and are meant to meet only the basic day to day needs as the existing site has well established workshops and other facilities within close proximity.

18.12.3	Filtered Tailings Storage Facility

The CIL plant will be processing ore from Los Filos Underground (LFUG), Bermejal Underground (BUG) and Bermejal Open Pit (BOP), as described in section 17.4.2. From the CIL process, tailings will be generated from fine grinding the various ores. A high degree of dewatering of the tailings from the CIL plant is planned for via a filter plant, with the resulting tailings cake disposed of in a purpose-built filtered tailings storage facility (FTSF), commonly referred to as dry stack tailings. An options analysis and preliminary design for the FTSF is provided in the SRK memorandum on dry stack tailings (SRK, 2019).

To simplify the environmental permitting process, the location of the FTSF was constrained within the approved mine lease, favoring the footprint of existing heap leach pads as much as possible (Figure 18.2). The facility would be located beyond the south end of Heap Leach Pad 2 and west of Heap Leach Pad 1, including some of the existing space between the two pads and would fill the topographical depression located between the south end of Pad 2 and the steep hillside to the southwest of Pad 1. Some existing facilities (laydown and booster station) currently located in this area would have to be relocated. Construction would be completed in three phases. Lining of a new area with geosynthetics will be necessary.

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The design quantity of tailings over the LOM is 12.8 Mt . This corresponds to a volume of about 8.0 million m3, with assumed bulk density of 1.6 t/m3 and gravimetric moisture content of 15% (note this value is less than the approx. 17% assumed in the CIL flowsheet, but does not affect the design).

The FTSF was conceptually designed with benched slopes. The overall slope of the facility must be 3H:1V or shallower, to increase stability and facilitate closure and reclamation of the slope face. Consequently, the FTSF was designed as a benched facility with 5 m high benches and an 8 m wide step-in at each bench as shown in Figure 18.8. Bench slopes were designed at 2H:1V, for an overall slope of 3.6H:1V. These values are based on standard parameters for fine grained sand and silt stability and need to be confirmed with laboratory testing on filtered tailings samples as the design is advanced.

Source: SRK, 2018

Figure 18.8: Typical section view of FTSF slope configuration

A three staged design, as shown in Figure 18.9 was considered for this study based solely on volumes that could be stored in this location, as shown in Figure 18.10. Preliminary stability analysis completed confirmed that satisfactory factors of safety can be achieved with the proposed design concept. Further foundation investigations and associated filtered tailing materials testing are required to advance the design in the next stage. The current design and supporting analysis cannot be used as the basis for construction.

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Source: SRK, 2018

Figure 18.9: Isometric view of proposed FTSF

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Source: SRK, 2018

Figure 18.10: Plan view of FTDF alternatives location

As part of site preparation for the construction of the FTSF, irrigation pipes will be buried in the underlying heap leach material wherever the filtered tailings is placed on top. This will allow irrigation of the heap leach material at a later time, should it be necessary, or for final rinsing of the leach ore. No separation geotextile is considered at this time, as migration of tailings into the heap leach material is expected to be minimal due to a combination of the fine grainsize and compaction effect of the filtered tailings. Appropriate materials testing and engineering analysis will have to be conducted to confirm this assumption. Seepage from precipitation through the filtered tailings and into the underlying leach ore is expected to be minimal; however further analysis will be required to confirm this assumption.

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The filtered tailings will be transported from the CIL filter plant to the FTSF by 136-tonne mine trucks, spread by a dozer in horizontal lifts not exceeding 0.3 m in thickness, and rolled with a 10-tonne vibrating drum sheepsfoot roller to achieve compaction. Moisture conditioning of the material during the dry season may be required.

During wet periods, compaction of the new lifts must be completed immediately after placement to enhance surface run-off and limit erosion of the tailings surface. Filtered tailings that are wetter than required may have to be allowed to dry before compaction to ensure that the placement moisture content is within the specified limits and adequate compaction can be achieved.

Contact water from the FTSF will be collected within the existing and newly lined area of the heap leach facility. This will allow run-off and any potential seepage through the tailings to be collected and managed the same way as leach solutions are currently managed in the heap leach pads.

To manage long-term surface erosion, the face of the filtered tailings will be clad with a waste rock shell, which will be progressively raised as the FTSF is constructed. The waste rock shell will have a nominal thickness of 0.5 m (normal to the tailings surface).

Currently, it is assumed that an infiltration limiting or oxygen reducing cover will not be required for the closure of the FTSF. The final surface will be reclaimed using the same protocol as the heap leach pads.

18.13	Conclusions and Recommendations
18.13.1	Waste Rock Facilities

The planned waste rock facilities will provide adequate storage capacity for the LOM open pit waste rock, with the underground waste rock being used as backfill or deposited in small piles adjacent to the underground portals. New facilities are proposed, which will partially or completely overlap the existing facilities including the in-pit WRFs. Detailed stability analyses for these facilities will have to be completed in the next stages of design. These analyses may require foundation characterization and/or waste material characterization.

The current waste rock dumping is done in accordance with a strict Standard Operating Procedure (SOP) defining safe dumping practices, as the dumping is different than the designs. WRF dumping is a high risk activity, and careful consideration of the SOP, coupled with routine confirmation by the design engineers, are required on an ongoing basis to ensure safe operations.

Some of the existing WRFs reached their storage capacities and reclamation activities have commenced.

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18.13.2	Filtered Tailings Storage Facility

The existing lined heap leach facilities will provide ample footprint to accommodate disposal of the CIL filtered tailings, commonly known as dry-stack tailings. The selected location of the filtered tailings storage facility will require some additional geosynthetic lining, and the total required capacity could be increased significantly with essentially no incremental preparation work being required. Prior to constructing the FTSF, appropriate foundation characterization and material testing, including filtered tailings testing, is required, followed by detailed geotechnical and hydrotechnical engineering analyses. Following tailings material testing, an appropriate tailings management procedure needs to be developed to ensure proper placement and compaction specifications.

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19	Market Studies and Contracts
19.1	Summary

The Los Filos Mine Complex has standard industry contracts for the sale of gold doré and bullion, silver bullion and carbon fines.

The Mineral Resource estimate is based on commodity prices of $1,400/oz for gold and a base price of $4.39/oz for silver escalated annually. The Mineral Reserves estimate is based on commodity prices of $1,200/oz for gold and a base price of $4.39/oz for silver escalated annually. The silver price used is determined by the existing streaming contract with Wheaton Precious Metals (summarized in section 19.2.2)

The Los Filos Mine Complex has existing contracts for the supply of major consumables including diesel fuel, cyanide, explosives, cement and lime.

19.2	Contract for Sale of Products
19.2.1	Doré Refining and Gold Bullion Sales

The current contract for refining doré from the Los Filos Mine Complex is as follows:

•	0.01 - 0.05% deduction
•	99.95 - 99.99% payable

The Los Filos Mine Complex currently has gold bullion sales contracts with INTL FCStone Inc. and Asahi Metals Co.

19.2.2	Silver Bullion Sales

The Company’s silver production from the Los Filos Mine Complex is subject to the terms of an agreement with Wheaton Precious Metals Corp. (WPM). Under this agreement, the Company must sell to WPM a minimum of 5.0 million payable silver ounces produced by the Los Filos Mine Complex from August 5, 2010 to the earlier of either the termination of the agreement or by October 15, 2029 at the lesser of $3.90 per ounce or at the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract, which was $4.34 per ounce until October 14, 2018. On October 15, 2018, the contract price has been revised to $4.39 per ounce for the next one year period. During the three months ended October 31, 2018, silver revenue equalled less than 0.5% of the Company’s total revenue. As of October 31, 2018, 1.6 million payable silver ounces have been sold to WPM under the terms of the agreement.

Once the 5.0 million ounces under the agreement have been supplied, any future silver produced from the Los Filos Mine Complex is assumed to be sold at the prevailing market price, estimated to be $15.00 per ounce.

19.2.3	Carbon Fines Sales

Los Filos Mine Complex has a carbon fines refining agreement with Glencore Ltd. Carbon fines volumes produced are approximately 700 to 800 t/y. Fines must be within a gold grade range of 200 to 1,200 ppm and silver grade range of 2,500 to 7,500 ppm. Gold and silver payable terms typically range from 91 to 94%, depending on metal grades. Other deductions and penalties are in line with standard industry terms.

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19.3	Commodity Prices

The gold price used for the Mineral Reserve estimate is $1,200/oz and for the Mineral Resources is $1,400/oz. A silver base price of $4.39/oz is used to reflect the current price received under the WPM Contract. Mineral Resource and Reserve pricing as of October 31, 2018 is provided in Table 19.1.

Table 19.1: Commodity pricing for mineral resources and reserves

Commodity	Units	Resources	Reserves
Gold	$/oz	1,400	1,200
Silver base price	$/oz	4.39	4.39

The economic model uses a gold price of $1,250/oz and a silver price of $4.39/oz escalated annually. The annual escalation is based on the price received under the WPM Contract. Once the 5.0 million ounces under the WPM Contract have been supplied, the silver is assumed to be sold at the prevailing market price, estimated to be $15.00 per ounce.

19.4	Contracts and Agreements
19.4.1	Fuel Supply Agreement

The Los Filos Mine Complex has a freight-on-board (FOB) sales agreement to purchase fuel from PEMEX Transformación Industrial. Fuel is trucked from PEMEX stations at Iguala or Acapulco to a service station near the town of Carrizalillo and the open pit maintenance shops. The Los Filos Mine Complex is responsible for supplying and maintaining this service station. Transportation is executed by Transportes Fervic, S.A. de C.V., a transportation company contracted by the mine that has been authorized by PEMEX.

The contract with PEMEX is valid until 31 July 2022, after which it can be renewed for an additional five years.

19.4.2	Cyanide Supply Agreement

The Los Filos Mine Complex has a sales agreement to purchase sodium cyanide from The Chemours Company Mexicana S. de R.L. de C.V. The agreement with Chemours runs until 31 December 2019 and can be extended. The terms are within industry norms for supply of sodium cyanide within Mexico.

19.4.3	Explosives Supply Agreement

Los Filos Mine Complex has agreements with Mexicana de Explosivos y Voladuras S.A. de C.V. and Explosivos Mexicanos S.A. de C.V. to supply blasting materials.

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19.4.4	Cement Supply Agreement

Los Filos Mine Complex has agreements with Roca Eterna S.A. de C.V., Holcim Mexico S.A. de C.V. and Industrial & Mining Solution S.A. D.E. to supply cement for use in shotcrete for Los Filos Underground mine, Bermejal Underground mine and in agglomeration of the heap leach ore.

19.4.5	Lime Supply Agreement

Los Filos Mine Complex has an agreement with Calidra Oriente S.A. de C.V. to supply lime for use in agglomeration of the heap leach ore.

19.5	Conclusions and Recommendations
•	The Company is able to market the doré produced from the Los Filos Mine Complex and will do so in the future.
•	The terms contained within the sales contracts are consistent with standard industry practice and are similar to contracts for the supply of gold doré elsewhere in the world.
•	Silver production is sold to Wheaton Precious Metals through a long-term contract.
•	Metal prices for projected revenue have been reviewed and are appropriate for the commodity and for the mine life projections.

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20	Environmental Studies, Permitting, and Social or Community Impact
20.1	Summary

The Mexican Federal Government department responsible for environmental matters is the Secretary of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or “SEMARNAT”), which has four sub-departments:

•	National Institute of Ecology (Instituto Nacional de Ecología “INE“): responsible for planning, research and development, conservation of national protection areas, and promulgation of environmental standards and regulations.
•	Federal Prosecutor for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente “PROFEPA”): responsible for enforcement, public participation, and environmental education.
•	National Water Commission (Comisión Nacional del Agua “CONAGUA”): responsible for assessing fees related to waste water discharges.
•	Federal delegation or state agencies of SEMARNAT.

SEMARNAT and its sub-departments, in conjunction with decentralized offices, are responsible for supervision and oversight of the following four main areas:

•	Preservation and sustainable development of ecosystems and biological diversity
•	Pollution prevention and control
•	Hydrological resources integral management
•	Climate change

Mexico’s environmental protection system is based on the General Law of Ecological Equilibrium and the Protection of the Environment (Ley General de Equilibrio Ecológico y la Protección al Ambiente “LGEEPA”). Under LGEEPA, numerous regulations and standards for environmental impact assessment, air and water pollution, solid and hazardous waste management, and noise have been issued.

Environmental laws require the filing and approval of an environmental impact statement (Manifestación de Impacto Ambiental “MIA”) for all exploitation work and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration. Environmental permitting for exploitation, absent of any strong local opposition to the project, can usually be achieved in less than one year.

Mining companies must obtain a Federal environmental license (Integrated Environmental License or Licencia Ambiental Unica “LAU”), which sets out the acceptable limits for air emissions, and hazardous waste and water impacts, as well as the environmental impact and risk of the proposed operation.

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20.2	Environmental Studies

Environmental baseline studies for Los Filos Mine Complex were prepared to characterize the environmental conditions of the area, including climate, fauna, flora, and hydrology, and were presented in 2005 to the Mexican environmental agency, SEMARNAT, for the original approvals and later expansions (Table 20.1).

Table 20.1: Environmental baseline studies

Baseline Studies	Report Author	Date Completed
Los Filos Mine Complex Environmental Impact Studies
Laboratory analysis results	ALS Environmental	August 2004
Climate data	AIR Sciences INC.	November 2005
Air pollution emissions analysis	AIR Sciences INC.	February 2005
Soil analysis	Terra Quaesstum S.C.	December 2004
Physical environment assessment	Terra Quaesstum S.C.	December 2004
Assessment of possible existence of pre-Hispanic relics (archeology surveys)	Corporación de Servicios Eco Ambientales, S.A. DE C.V.	January 2005
Explosives study	Austin Bacis, S.A. DE C.V.	December 2004
Los Filos Expansion Environmental Impact Studies
Flora & Wildlife surveys	Universidad Nacional Autónoma de México	June 2005
Climate data	ALS Environmental	May 2005
Weather station information	SRK Consulting	July 2005
Air pollution emissions analysis	AIR Sciences INC	September 2005
Soil analysis	Facultad de Estudios Superiores, Iztacala (UNAM)	August 2005
Physical environment assessment	Universidad Nacional Autónoma de México	July 2005
Explosives study	DUFIL, Sistema de Fragmentación de Roca	June 2005
Physical environment assessment	pH Environmental Consulting	March 2007
Climate and landscape study	pH Environmental Consulting	January 2007

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The Los Filos Mine Complex is located in a rural area of the Guerrero State, Mexico, in an area that has a low population density and no protected areas designated by Federal, State, or Municipal entities. The environmental conditions are summarized in this section.

20.2.1	Climate

The Los Filos Mine Complex is in a tropical arid zone. Average annual temperature ranges are approximately 18 to 22 °C. The area is characterized by distinct dry and wet seasons. Climate conditions during the wet season (June through October) are hot and humid. Guerrero is a zone that can be affected by tropical storms and hurricanes.

Climate trends were recently evaluated using the Mine site’s weather station data. The mean annual precipitation measured at the site from 2006 to 2018 is 888.86 mm/yr. Based on the temperature data obtained from the Los Filos Mine Complex, the mean annual temperature is 21.7 °C. Mean annual pan evaporation is 1,752.48 mm/yr.

The predominant wind direction is north-northwest, although the mountains can occasionally cause local changes in wind direction.

20.2.2	Soils

Soils were classified to understand the genesis of soils in relation to the soil-forming factors. This information is used to understand regions best suited for grazing livestock and farming.

Soils at the site include phaeozem (typically soft and with abundant organic material and nutrients), fluvisol calcareous (poorly developed soils composed of materials deposited by water), rendzina (thin soils with high clay content and abundant in organic material), lithosol (shallow rocky soils), regosol luvisol (poorly developed soils with little organic matter, very similar to parent rock), and luvisol chromatic (reddish- or yellow-colored, with high clay content).

The clay resources can be a benefit in the future should the closure activities require low-permeability materials.

20.2.3	Seismicity

The site is in the high-risk Seismic Zone C per the National Seismic Service of the National Autonomous University of Mexico (Universidad Nacional Autónoma de México). There are no active faults within the Los Filos Mine Complex property.

20.2.4	Mining Wastes

The Los Filos Mine Complex generates waste rock and spent ore as part of the operations.

Geochemistry studies have been carried out to determine whether special management of waste rock is required to prevent potential future environmental impacts. Testwork included acid base accounting (ABA), multi-element assays, meteoric water mobility procedure (MWMP), and humidity cell tests. This testwork excludes the proposed Bermejal UG waste rock and dry stack tailings.

The results from existing geochemical characterization programs consistently demonstrate that the majority of the waste rock from the Los Filos and Bermejal Open Pits comprises net-neutralizing material with limited sulphide content. The reason for this is primarily the carbonate host rock for both deposits. Locally the waste from the Bermejal Open Pit can consist of sulphide-bearing material that shows the potential for acid generation and will need to be managed appropriately, typically it is deposited with the in-pit waste dump. Based on the current mine plan, up to 10% sulphide-bearing material is anticipated to be encountered within the Los Filos Open Pit and the Los Filos Underground operations.

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Arsenic and antimony are likely to be mobilized under the circum-neutral to moderately alkaline conditions. All waste rock lithologies show the potential for arsenic release, and the carbonate rock, which comprises the majority of waste rock from the Los Filos and Bermejal Open Pits, shows the additional potential for antimony release.

These findings are supported by the results of the ongoing water quality monitoring data, which show that runoff waters associated with the waste rock dumps and pit walls are circum-neutral, but with consistently elevated levels of arsenic and antimony. These elevated levels were also found in baseline water quality studies prior to starting operations, suggesting current operations have had minimal impact to water quality.

The spent leach ore has been subject to characterization to determine the potential for environmental impacts (Leagold, 2018). A preliminary baseline study in 2005 was carried out on five residue samples from column leach tests from ROM (Uncrush) ore and medium-grade (Crush) ores. The results indicated that the spent ore is net-neutralizing and has a low sulphide content. The short-term kinetic test, Meteoric Water Mobility Procedure (MWMP), indicated that the leachate pH is alkaline. Arsenic concentrations in the MWMP results were within the permissible limits. The spent ore was subsequently considered to be non-hazardous. A second phase of testwork was conducted in 2015 on ten samples with similar results to the baseline study. All constituents in the MWMP extract were within the permissible limits. The spent ore samples were classified as non-hazardous.

20.2.5	Hydrology

The hydrologic conditions have been characterized based primarily on the CONAGUA regional reports for surface water basins and aquifers. The only permanent surface waterbody near the site is the Rio Balsas. The water in the Rio Balsas has a high sediment content and contains high concentrations of total aluminum, total iron, total manganese, and total lead. The dissolved metal concentrations are very low. Naturally occurring springs (or very shallow groundwater) were also identified in the current area of the heap leach pads. A gravity-flow dewatering system (i.e. underdrains) was installed to reduce the hydraulic head beneath the heap leach pads.

Limited hydrogeologic data was available during the baseline studies. There are three locations with groundwater depth data (two wells near the community of Mazapa and a spring located east of the operating Los Filos Open Pit). Samples of water collected from Noria La Pileta, Noria Cachuananche, and the spring La Agüita had high concentrations of total and dissolved arsenic. The two springs located near Carrizalillo had high concentrations of metals and total suspended solids. All water resources in the area had high concentrations of fecal coliform (Desarrollos Mineros San Luis, S.A. de C.V., 2014).

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20.2.6	Flora

Field surveys were carried out on the Mine property to identify the vegetation types and to characterize the ecology. According to the surveys conducted for the Los Filos Mine Complex environmental permit for expansion, there are multiple types of vegetation: deciduous tropical forest (with elements of secondary vegetation), sub-deciduous tropical forest, thorn forest, xerophytic scrub, oak forest, pine forest, and mesophyll mountain forest. The major types of vegetation present are typical of tropical deciduous forest, oak forest, and agricultural areas. Human activities have converted some areas from native vegetation to agriculture and pasture land. The area is considered to be of low sensitivity, due to the previous usages.

The flora studies reported 50 families, 103 genera, and 128 species, with the largest number of species in the families of Leguminosae, Asteraceae (15), Euphobiaceae (9), Burseraceae (8), Anacardiaceae (5), Bromeliaceae (4), Fagaceae (4), Graminae (3), Malpighiaceae (3), Moraceae (3) and Orchidaeceae (3). The most abundant species were grasses (43), bushes (36), and trees (34).

Field studies have identified species that have special conservation status:

•	A hardwood tree species (Syderoxylon capiri), which is a threatened species within its range from Panama to Mexico.
•	A laurel tree (Litsea glaucescens) in danger of extinction.

A total of 255 plant species were identified near the Los Filos Mine Complex property. Of these, three species are protected under Mexican Standard NOM-059-SEMARNAT-2001 and all are located outside of the mining disturbance areas. Five plant species of commercial interest were identified on the Mine property.

20.2.7	Fauna

Field work was carried out on the Mine property to characterize the biodiversity of the Mine area. During the surveys for the environmental permits for expansion, there were 98 species of vertebrates, classified in 50 families, 88 genera, and a total of 670 individuals. There were 4 amphibian species. There were 52 species of birds logged. There were 25 species of mammals detected.

Field studies have identified the following species that have special conservation status.

•	In Danger of Extinction: Leopardus wiedii (margay).
•	Threatened: Boa constrictor mexicana (Mexican boa constrictor), Lampropeltis triangulum (milk snake), Ctenosaura pectinate (Mexican spiny-tailed iguana), Coluber mentovarius (Neotropical whip snake), Otus seductus (Balsas screech owl), Turdus infuscatus (black thrush), and Leptonycteris curasoae (lesser long-nosed bat).
•	Special Protection: Crotalus simus (Central American rattlesnake), Tantilla rubra (Veracruz black-headed snake), and Myadestes occidentalis (brown-backed solitaire).

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A total of 103 fauna species were identified in the region, most of which were birds. The Mine property lies on a migratory route for two bird species: la paloma de ala blanca (the white-winged pigeon) and la huilota (dove).

20.2.8	Comment on Environmental Status

There are no known environmental issues that could materially impact the Los Filos Mine Complex and its ability to continue operations or to declare mineral resources or mineral reserves.

There are no known environmental issues that could materially impact the facilities or activities described in the expansion feasibility study which includes the Bermejal Underground mine, the construction and operation of the CIL plant, installation of a 40 MW substation and associated power and water infrastructure.

20.3	Permitting
20.3.1	Permitting Agencies and Permitting Process

Guidance for the Federal environmental requirements, including conservation of soils, water quality, flora, fauna, noise emissions, air quality, and hazardous waste management, derives primarily from the LGEEPA, the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), and the National Water Law (Ley de Aguas Nacionales “LAN“). Article 28 of the LGEEPA specifies that SEMARNAT must issue prior approval to parties intending to develop a mine and mineral processing plant.

On 07 June 2013, the Federal Law of Environmental Liability (Ley Federal de Responsabilidad Ambiental) was enacted. According to this law, any person or entity that by its action or omission, directly or indirectly, causes damage to the environment will be liable and obliged to repair the damage, or to pay compensation in the event the repair is not possible. This liability is in addition to penalties imposed under any other judicial, administrative, or criminal proceeding.

Environmental permitting in the Mexican mining industry is mainly administered by the Federal Government body SEMARNAT, who establishes the minimum standards for environmental compliance. SEMARNAT has set regulatory standards for air emissions, discharges, biodiversity, noise, mining wastes, tailings, hazardous wastes, and soils. The regulatory standards apply to construction and operation activities.

There are three main SEMARNAT permits required prior to construction and development of a mining project. An Environmental Impact Assessment (EIA), or Manifestación de Impacto Ambiental (MIA), must be filed with SEMARNAT for its evaluation and, if applicable, further approval by SEMARNAT through the issuance of an Environmental Impact Authorization. In addition, the General Law of Sustainable Forestry Development, or Ley General de Desarrollo Forestal Sustentable, indicates that authorizations must be granted by SEMARNAT for land use changes to industrial purposes. An application for Change of Land Use, or Cambio de Uso de Suelo Forestal, must be accompanied by a technical study that supports the environmental permit application (Estudio Técnico Justificativo “ETJ“). In cases requiring a change in forestry land use, a Land Use Environmental Impact Assessment is also required. Mining projects must also include a risk analysis for the use of regulated substances and an accident prevention program, which are reviewed and authorized by an interministerial governmental body.

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Once the MIA is submitted for review, the government publishes an announcement to allow for public review of the proposed project. If the government receives requests, a formal public hearing will be conducted. The government also requires that the mining company publish announcements in the local newspapers to provide an opportunity for public comment. Government review, comment, and approval of the environmental permit documents are estimated to be completed in three to six months; however, it should be noted that permitting can be delayed with requests for information or for political reasons.

Following the main approvals and receipt of the Change of Land Use authorization, there will be a number of permits to acquire from various Federal agencies. The LAN provides authority to CONAGUA, an agency within SEMARNAT, to issue water extraction and discharge concessions and specifies certain requirements to be met by applicants. Key permits include an archaeological release letter that is required from the National Institute of Anthropology and History (Instituto Nacional de Antropologia e Historia “INAH“), an explosives permit that is required from the Ministry of Defense (Secretaria de la Defensa Nacional “SEDENA“) before construction begins, and a water discharge and usage permit must be granted by the CONAGUA.

A project-specific environmental license (LAU), which states the operational conditions and requirements to be met, will be issued by SEMARNAT when the agency approves the project operations. A construction permit will be required from the local municipality. Other local permits regarding non-hazardous waste handling and municipal safety and operating authorizations may also be required. The permitting process requires that the mining company has acquired the necessary surface titles, rights, and agreements for the land to be used for the project.

Hazardous wastes from the mining industry are highly regulated and specific handling requirements, such as a hazardous waste generation documentation, log books, and handling manifests, must be met once they are generated. Hazardous waste storage areas must comply with Federal requirements.

20.3.2	Existing Permits

The existing operational permits for Los Filos Mine Complex were granted based on the environmental impact assessments and land use change technical submittals. The authorizations included approval of mitigation measures proposed by DMSL in compensation of potential environmental impacts and a monitoring program to identify any impacts from operations. The agency resolutions to authorize operations and the key existing permits are listed in Table 20.2. DMSL holds the appropriate permits under Local, State, and Federal laws to allow the current mining operations.

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DMSL has been recertified under the International Cyanide Management Institute’s certification program, which is a voluntary program to demonstrate commitment to the safe, responsible use of cyanide. The signatory companies demonstrate compliance through third-party, independent audits based on nine codified principles related to cyanide handling and usage. Los Filos became a signatory in 2007 and received its original certification in 2010, and a second one in 2013. Recertification through an audit is required every three years. The most recent recertification audit was conducted in December 2016 with a full-compliance result. Los Filos Mine Complex, under the name of DMSL, is a member in good standing of the International Cyanide Management Code for the Manufacture, Transport, and Use of Cyanide in the Production of Gold (Cyanide Code). The annual membership fee has been paid for 2018. DMSL will have its third recertification audit in 2019 and the annual membership fee will be paid in March 2019.

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Table 20.2: Key permits for Los Filos Mine Complex

PROJECT	REQUIREMENT	DOCUMENT ID	PUBLISHED
Los Filos Mine Project, first stage, lineal type services supply (rural road rehabilitation, lying of power line for electric sub-transmission and water pipes).	Environmental Impact Statement (MIA)	S.G.P.A/DGIRA/DEI/2917.04	November 18, 2004
Los Filos mining exploitation project.	Environmental Impact Statement (MIA)	S.G.P.A.-DGIRA.-DEI.1410.05	May 26, 2005
Project expansion of Los Filos mining exploitation, Eduardo Neri Municipality, Guerrero State.	Environmental Impact Statement (MIA)	S.G.P.A.-DGIRA.-DEI.0086.06	January 24, 2006
Los Filos, Mezcala Airstrip Project, Eduardo Neri Municipality, Guerrero State.	Environmental Impact Statement (MIA)	S.G.P.A.-DGIRA.DG.5511	July 21, 2011
Los Filos mine unit-expansion of productive capacity	Environmental Impact Statement (MIA)	S.G.P.A.-/D.G.I.R.A/DG/2867	April 16, 2012
Crossroad Mezcala Beltway - Iguala to Chilpancingo highway	Environmental Impact Statement (MIA)	S.G.P.A.-/D.G.I.R.A/DG/2167	March 16, 2012
Clay borrow bank	Environmental Impact Statement (MIA)	DFG.SGPARN-UGA-DIRA/00549/2015	July 3, 2015
Bermejal Guadalupe exploration Project	Environmental Impact Statement (MIA)	DFG.SGPARN-UGA-DIRA/00895/2015	November 23, 2015
San Pablo Sur exploration Project	Environmental Impact Statement (MIA)	DFG.SGPARN-UGA-DIRA/00899/2015	November 25, 2015
Construction of two ramps in Bermejal pit “Portal 3” and Portal 1B”	Modification of Environmental Impact Statement	S.G.P.A.-/D.G.I.R.A/DG/0091	January 4, 2017
Construction of a ramp and a switchyard in “Bermejal underground”	Modification of Environmental Impact Statement	S.G.P.A.-/D.G.I.R.A/DG/4039	June 7, 2017
Relocation of agglomerator and construction of new concrete plant	Modification of Environmental Impact Statement	S.G.P.A.-/D.G.I.R.A/DG/6854	September 14, 2017
Surface extension of Los Filos open pit and relocation of explosives store facilities	Modification of Environmental Impact Statement	SGPA/DGIRA/DG/02938	April 20, 2018
Los Filos mine unit-expansion of productive capacity	Update of technical economic study (ETE)	SGPA/DGIRA/DG/03400	May 14, 2018
Guadalupe open pit	Environmental Impact Statement (MIA)	DFG-SGPARN-UGA/00146/2018	March 21, 2018

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PROJECT	REQUIREMENT	DOCUMENT ID	PUBLISHED
CIL Plant	Environmental Impact Statement (MIA)	SGPA/DGIRA/DG/06394	August 29, 2018
Authorization of soil use change in forestry land for Los Filos mining Project, first stage, consisting in lineal type services supply	Soil use change in forestry land	DFG.SGPARN.02.018/05	February 18, 2005
Authorization of soil use change in forestry land for Los Filos mining Project	Soil use change in forestry land	DFG.02.03.284/05	July 7, 2005
Authorization of soil use change in forestry land for the extension of Los Filos mining Project	Soil use change in forestry land	DFG.02.03.2006/06	March 9, 2006
Los Filos mine unit-expansion of productive capacity	Soil use change in forestry land	DFG.UARRN.135/2012	May 29, 2012
Bermejal Guadalupe exploration Project	Soil use change in forestry land	132.SGPARN.UARRN.1749/2015	December 18, 2015
San Pablo Sur exploration Project	Soil use change in forestry land	132.SGPARN.UARNN.1764/2015	December 18, 2015
Guadalupe open pit	Soil use change in forestry land	Will be submitted in April 2019
Mine unit operation	Integrated Environmental License (LAU)	DFG-UGA-DGIMAR/066/09	March 13, 2009
Mine unit operation	Integrated Environmental License update	DFG-UGA-DGIMAR/041/13	March 21, 2013
Mine unit operation	Integrated Environmental License update	GRO-UGA-DGIMAR/404/2018	December 14, 2018
Mine unit operation	Accident Prevention Program (PPA)	DGGIMAR.710/008514	November 5, 2009
Mine unit operation	Accident Prevention Program update	DGIMAR.710/005860	July 25, 2013
Mine unit operation	Accident Prevention Program update	in evaluation
Mine unit operation	Special handling and urban solid residues management plan	SEMAREN/JEFATURA/051/2018	March 21, 2018
Mine unit operation	Modification of registration as dangerous residues generator	DFG-UGA-DGIMAR/182/2017	August 2, 2017

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PROJECT	REQUIREMENT	DOCUMENT ID	PUBLISHED
Waste oil recycling for the making of ANFO	Dangerous residues recycling	DGGIMAR.710/001382	February 29, 2008
Mine unit operation	Registration of dangerous residues management plan	DGGIMAR.710/002625	March 14, 2016
Mine unit operation	Modification of the registration of dangerous residues management plan	DGGIMAR.710/0002160	March 14, 2018
Mine unit operation	Registration of mine residues management plan	DGGIMAR.710/0007137	August 31, 2017
Mine unit operation	Modification of the registration of mine residues management plan	in evaluation
Surface water exploitation	Title deed 04GRO103696/18FADL16	04GRO103696/18FADL16	August 31, 2016
Underground water exploitation and sewage discharge permit	Title deed 04GRO115667/18ISDL16	04GRO115667/18ISDL16	July 15, 2016
Underground water exploitation and sewage discharge permit	Modification of Title deed 04GRO115667/18ISDL16	in evaluation
Sewage discharge permit	Title deed 04GRO150560/18EMDL12	04GRO150560/18EMDL12	April 18, 2012
Sewage discharge permit	Modification of title deed 04GRO150560/18EMDL12	in evaluation
Sewage discharge permit	Title license 04GRO150559/18EMDL17	04GRO150559/18EMDL17	July 25, 2018

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20.3.3	Additional Permits Required for Expansion

Additional permits required for the expansion that have either been obtained or are in the process of being obtained are shown in Table 20.3.

Table 20.3: Additional permits required for the expansion

Permit Description	Permit Number	Status
Bermejal Underground mine portal and development	S.G.P.A./DGIRA/DG.00091 and S.G.P.A./DGIRA/DG.04039	Obtained
Environmental Permit for the construction and operation of the CIL Plant	S.G.P.A./DGIRA/DG/06394	Conditional approval obtained
Installation of a 40 MW substation	N/A - included in Permit S.G.P.A./DGIRA/DG/06394	Conditional approval obtained
115 kV high voltage power transmission line	N/A - included in Permit S.G.P.A./DGIRA/DG/06394	Conditional approval obtained
Environmental permit for the filtered tailing disposal facility	N/A - included in Permit S.G.P.A./DGIRA/DG/06394	Obtained however permit modification required.
Additional power	N/A	Application to be submitted to CFE once the timing for the additional power has been established.
EIA - Guadalupe phase of the Bermejal Open Pit	DFG-SGPARN-UGA-00146-2018	Obtained
Land Use Change - Guadalupe phase of the Bermejal Open Pit	N/A	Application to be submitted in April 2019.
Increase in Water Usage	N/A	In process - application submitted May 2, 2018

DMSL submitted studies for an environmental permit (MIA) to construct and operate a development decline ramp for the exploration of the Bermejal Underground deposit. The permit was conditionally granted by the government authority in January 2017 with the requirement to submit an economic technical study to update the amount of the reclamation financial bond. DMSL submitted the study as required and commenced development of the decline in September 2017. Bermejal Underground mine portal and development is already fully permitted for use as an exploration and production ramp.

An environmental permit (MIA) was submitted in 2018 for the CIL plant and associated infrastructure. This infrastructure included a 40 MW power substation with redundant 30/40/50 MVA transformers located adjacent to the plant and a new 115 kVA transmission line that connects high-power transmission line at the current substation. To the extent the powerline needs to extend beyond the current area of operations, an application to modify the current permit will need to be submitted.

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The EIA for the CIL plant and associated infrastructure was conditionally granted in August 2018 subject to confirmation of the final locations of the facilities and fulfilment of the conditions set forth in the EIA. Selection of a different location will require a permit modification.

For the filtered tailings disposal from the CIL plant, DMSL submitted an application for an environmental permit (MIA) to construct and operate a filtered tailings disposal facility. Two alternatives were submitted: one located at the north end of Heap Leach Pad 1 and another at the south end of Heap Leach Pads 1 and 2. For the Pad 1 scenario, the tailings would be placed on top of the existing leach ore; for the Pads 1 and 2 scenario, an extension of the southern end of the leach pads would be constructed. In both cases, the tailings disposal facilities would have a geosynthetic liner and solution collection pipe network below the tailings to collect and transmit any leachate solution to the existing ADR plant collection ponds. The MIA was granted in 2018 however subsequently the design of the filtered tailings disposal area was modified and therefore the current permit will need to be modified accordingly.

Additional power will be required for the Bermejal Underground mine and the operation of the CIL plant. Current capacity is 20 MW and demand is 9 MW and up to 14 MW peak demand. Bermejal Underground is estimated to consume approximately 3.5 to 4 MW and the CIL plant will consume approximately 10 MW of additional load. An application must be made to CFE for the additional 20 MW and an assessment of the regional, local and site requirements will be completed. The process requires approximately seven months and will be initiated when the timing for the demand increase is finalized.

The Guadalupe Open Pit requires land access agreements, land use change and clearance of archeological sites. This is in process and is expected to be received prior to October 2019.

Water usage is currently 1.0 Mm3 per year and the permit allows for 1.2 Mm3 of extraction. An application to increase the water permit to 2.2 Mm3 is in process and is expected to be received in the near term.

20.4	Permit Compliance

Compliance with environmental laws and regulations is enforced by the SEMARNAT branch PROFEPA, which is the environmental attorney general. The Los Filos Mine Complex expansion environmental permits state that DMSL must maintain a log and evidence of the monitoring activities. Compliance reports that present the results and observations of the flora, fauna, water, air, and noise monitoring, plus the soil restoration and conservation program are provided annually to SEMARNAT and PROFEPA. These reports include the results and analysis of the environmental management and monitoring program. Reports are also provided to CONAGUA on water exploitation and sanitation wastewater discharge test results.

The following pending permitting issues are in the process of resolution with the relevant authorities:

•	DMSL is expecting resolution from CONAGUA regarding the wastewater permit modification submittal made in October 2016.
•	DMSL has received clearances for 46 of the 48 possible archaeological sites identified in the baseline studies. There are 2 sites restricted from mining operations.

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DMSL is currently internally reviewing the permitting requirements of the expansion of the Los Filos Mine Complex camp. This is a low risk to operations.

20.5	Environmental Monitoring

Mexican laws require mandatory monitoring programs that are implemented under SEMARNAT. The environmental management system and environmental and social management plans were developed in accordance with the appropriate Mexican regulations. The following monitoring programs have been established at the Los Filos Mine Complex: groundwater quality, surface water quality, air quality, perimeter noise, fauna registry, flora species rescue record, nursery plant production, soils, and cleared surface restored/reforested registry. Most monitoring is carried out every six months or annually, with the exception of groundwater quality, which is monitored quarterly. DMSL has voluntarily established a number of routine sampling locations that are not required under its permits and uses those results for its own assessment of environmental performance or as part of the demonstration of environmental protection required for its voluntary certifications. Los Filos Mine Complex personnel log and track incidents related to environmental, health, safety, social performance (i.e. community relations), and security.

20.5.1	Water Monitoring

Prevention and mitigation measures to protect surface water and groundwater quality include surface erosion controls around the facilities. Clean storm water is transported in concrete-lined channels around the heap leach facilities, whereas impacted storm water is directed to the heap leach facility ponds.

The water monitoring program includes surface water, runoff water from waste rock facilities and within the open pit, groundwater, potable water, process water, and wastewater. The site has a written water quality monitoring plan that specifies the locations, laboratory parameters, and frequency of monitoring to meet Mexican regulations, that enables an assessment of natural variations, and allows for the detection of potential impacts from operations. The program includes quality control samples.

Results of the program show that runoff waters for the pit walls and waste rock facilities are circum-neutral (pH from 6 to 9) with measurable alkalinity (10-309 mg/L). Arsenic is frequently detected in the runoff waters, with concentrations of total arsenic from 0.03 to 4.12 mg/L and concentrations of dissolved arsenic from 0.02 to 0.37 mg/L. In addition, concentrations of total iron, manganese, and aluminum are frequently detected, with measured concentrations of 0.03 to 180 mg/L iron, 0.001 to 41.6 mg/L manganese, and 0.005 to 392 mg/L aluminum. These monitoring results are consistent with the findings of the various characterization programs, which indicate that the waste rock and pit walls are likely to be net neutralizing but will leach arsenic and antimony under the circum-neutral to moderately alkaline pH conditions. Baseline studies show arsenic and antimony are naturally occurring in the groundwater.

The wastewater discharges from the sanitation treatment systems showed results out of norm for nitrogen in 2018; corrective actions were taken and results received in February 2019 are within the norm.

The Los Filos Mine Complex currently has two groundwater monitoring wells that comply with the Mexican environmental requirements for heap leach facilities. One well (LF-49) is located upstream of the heap leach pads in a canyon close to the community of Carrizalillo and the other (LF-48) is located approximately 400 m downstream of the heap leach pads in Cañada 23. Each well was drilled and a PVC casing installed to allow for water sampling and depth level measurements. LF 49 was constructed to a depth of 50 m below ground surface and was dry. LF-48 was also constructed to a depth of 50 m below ground surface, but groundwater was encountered at an approximate depth of 32 m (Pozos as Wells report, Golder, 2013). Occasional groundwater well exceedances have been observed but are investigated and corrective measures are put in place as required.

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The water monitoring locations are shown in Figure 20.1; well locations are shown in Figure 20.2.

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N1,981,000
N1,980,000
N1,979,000
N1,978,000
N1,977,000
N1,976,000
N1,975,000
N1,974,000
N1,973,000
N1,972,000
E425,000
E426,000
E427,000
E428,000
E429,000
E430,000
E431,000
Mazapa
To Mezcala
Waste Dump North
Los Filos Underground
Los Filos Pit
Waste Dump East
reagent storage
Process Facilities
Water treatment
Mine Facilities
Waste Dump NE
Leach PAD
El Bermejal Pit
Carrizalillo
Waste Dump SW
To Xochipala
LEGEND
LEVEL CURVE @ 9m
UNDERGROUND MINE
OWNERSHIP BOUNDARY
PERMIT BOUNDARY
WATER PUMPING
POWER LINE
ROAD
ROAD OF MINE
WATER MONITORING
AIR MONITORING
0m
400
1Km
2Km
N

Source: Leagold, 2018.

Figure 20.1: Water and air quality monitoring locations

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LF-49
LF-48

Ubicación Pozos de monitoreo

LOCACIÓN		
Sitio	x	y
LF-48	425642	1973288
LF-49	425375	1973988

Simbología

1:12,500

1 0.5 0 1 2 Kilometros

Departamento de Medio Ambiente, Los Filos

LEAGOLD MINING

Source: Leagold, 2018

Figure 20.2: Groundwater monitoring well locations for heap leach pads

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20.5.2	Air and Noise

Dust is controlled by spraying water on the haul roads. Air quality monitoring is done at fixed point sources and at points around the site perimeter to ensure compliance with Mexican air quality regulations. Los Filos conducts monitoring of total suspended particles, particles less than 10 micrometers in diameter, and particulates less than 2.5 mm in diameter at the site perimeters. At fixed point sources, sampling is conducted for carbon monoxide, nitrogen oxides, mercury, and particulates. Emissions are reported annually to SEMARNAT in the operating report (Cédula de Operación Anual).

Noise caused by operating machinery is mitigated where possible and worker hearing protection is required in high-noise areas. Machinery is subject to routine maintenance to reduce noise levels. Noise is monitored at the DMSL offices, Carrizalillo, and Mazapa. The air monitoring locations are shown in Figure 20.1.

20.5.3	Flora

DMSL has addressed vegetation impacts as part of the permitting process. Protected species were recovered and relocated during site construction. In addition, organic topsoil was recovered during clearing and is stored at site for reuse in reclamation. A plant nursery is used to grow native species as part of the on-going reforestation activities that are conducted throughout the mine site, specifically on waste rock dumps. This will also be used in the closure and reclamation phase in the future.

20.5.4	Fauna

DMSL has a written monitoring plan for the cyanide facilities to identify risks to wildlife, document the type and number of animals encountered, and prevent impacts to wildlife (Los Filos, undated). The following four areas were identified as having a potential risk to wildlife: the heap leach facilities, the toe of the heap leach pads, the solution ponds, and other ponds that contain cyanide. Wildlife monitoring associated with the cyanide facilities is conducted daily at the heap leach pads if there is ponding of barren solution on the pads, otherwise it is conducted weekly. Monitoring at the ponds is conducted daily if the Weak Acid Dissociable cyanide concentrations are 50 mg/L or greater, or if the copper concentration is 30 mg/L or greater, otherwise, the monitoring at the ponds is completed monthly. For other water bodies that may occur due to ponding or rainfall, the monitoring is conducted monthly if the Weak Acid Dissociable cyanide is above 50 mg/L and weekly if less than 50 mg/L.

DMSL has implemented measures to restrict access by wildlife and livestock to the areas of cyanide usage. At the heap leach pads, DMSL also has procedures to prevent ponding, which could endanger wildlife due to drowning or ingestion of solution with cyanide. The perimeter of the heap leach pads and ponds is fenced by a combination of barbed-wire fence and cyclone fence. The cyclone fence has a concrete pad in some areas. Monitoring data are maintained in Enablon.

In addition to the monitoring plan developed for SEMARNAT, Los Filos has a written Wildlife Rescue, Handling, and Relocation Plan (Desarrollos Mineros San Luis, S.A. de C.V., 2015). The plan for the entire Mine site includes methods for relocation of amphibians, reptiles, mammals, and birds.

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20.5.5	Sewage

Wastewater discharges are produced at seven permitted sites (sanitation facilities, kitchens, laundry, and cafeterias). The wastewater is transported to secondary treatment plants that remove settleable solids and a biological process is in place to remove dissolved and suspended organic compounds. The systems include activated sludge, grids, sandcatchers, pumping casings, primary settlers, aerobic and anaerobic rectors, clarifiers, and shock tanks.

20.5.6	Mining Wastes

A Waste Rock Management Plan was prepared in 2016 and submitted to SEMARNAT as part of a compliance action (Leagold, 2018), and approval was received in August 2017 (12-PMM-I-0165-2017). A spent ore monitoring program for the heap leach pads was developed in 2016 to comply with Mexican regulatory requirements (Leagold, 2018).

20.5.7	Hazardous and Regulated Wastes

Typical wastes produced at the site are water contaminated with hydrocarbons, used oil and grease, containers that stored hazardous substances, waste antifreeze, and expired medications. The wastes are reported annually to SEMARNAT in the operating report (Cédula de Operación Anual). Wastes are characterized per the Mexican hazardous waste criteria and handled by a third-party contractor, with the exception of some wastes generated at the laboratory (such as the cupolas), which are disposed of in the heap leach area.

20.6	Mine Closure

A closure and reclamation plan was prepared for the Los Filos Mine Complex (Desarrollos Mineros San Luis, S.A. de C.V., 2014). The plan incorporates international best practices, including the following.

•	World Bank Environment, Health and Safety Guidelines Mining and Milling - Open Pit
•	Draft International Finance Corporation (IFC) Environmental, Health and Safety Guidelines - Mining
•	Being a member in good standing of the International Cyanide Management Code for the Manufacture, Transport, and Use of Cyanide in the Production of Gold (Cyanide Code)

The key objectives of the reclamation and closure plan include the following.

•	Minimize erosion damage
•	Protect surface and groundwater resources through control of water run-off
•	Establish physical and chemical stability of the site and its facilities
•	Ensure all cyanide and process chemicals are safely removed from the site at closure and equipment is properly decontaminated and decommissioned
•	Clean and detoxify all facilities and equipment used in the storage, conveyance, use, and handling of cyanide and other process chemicals in accordance with international practice

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•	Establish surface soil conditions conducive to the regeneration of a stable plant community through stripping, stockpiling, and reapplication of soil material and/or application of waste rock suitable as growth medium
•	Repopulate disturbed areas with a diverse self-perpetuating mix of plant species to establish long term productive plant communities compatible with existing land uses
•	Maintain public safety by stabilizing or limiting access to landforms that could constitute a public hazard

The Closure and Reclamation plan is updated every three years. The current plan is conceptual and contains discussions of possible closure options without detailed specifications (Desarrollos Mineros San Luis, S.A. de C.V., 2016). Technical studies were prepared by SRK Consulting for completion in 2017 to advance the closure planning process; however, a comprehensive new closure plan was not prepared. The work included geochemistry studies of waste rock and spent ore with a prediction of future metals leaching potential, update of the Water Quality Monitoring Plan, preparation of a site-wide water balance, update of the existing Waste Rock Management Plan, preparation of a closure landform design and predictive modelling of soil cover performance. An assessment of the final drain-down of the heap leach was also commissioned but this work was stopped when ownership of the project transitioned to Leagold.

The conceptual closure costs were calculated in 2017 using the standard reclamation cost estimator (SRCE) model that was developed for the State of Nevada, USA. The closure cost spending schedule was updated for the current LOM and reflects anticipated expenditures prior to closure, during decommissioning, and during the post-closure monitoring and maintenance period.

Current closure costs are based on the Los Filos Mine Complex disturbance on October 31, 2018 and extrapolated to end of 2018 is estimated to be $52.8 million as shown in Table 20.4. The closure costs do not include the Bermejal Underground, CIL plant and filtered tailings disposal projects.

These costs were estimated to include legal and constructive obligations to reclaim the site to safe and stable conditions and minimize environmental impacts. Site closure costs are funded by allocating a percentage of sales revenue to closure activities.

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Table 20.4: Summary of estimated closure costs

Item	Subtotal ($M)
Earthworks and Recontouring	20.2
Revegetation/Stabilization	0.3
Detoxification / Water Treatment / Disposal of Wastes	6.8
Structure, Equipment, and Facility Removal / Miscellaneous	2.5
Monitoring	0.6
Construction Management and Support	3.5
Closure Planning, G&A, and Human Resources	11.2
Subtotal	44.9
Indirect Costs	4.4
Subtotal including Indirect Costs	49.3
Contingency (10%)	4.9
Total	54.2
Adjustment for 2017 & 2018 (10 month) reclamation and disturbance	(1.4)
Total to 31st October 2018	52.8

Bonding requirements under Mexican regulatory requirements have been met for the current operations. Current environmental liabilities are those normally associated with active underground and open pit mining operations that feed a heap leach facility.

20.7	Social and Community Impact

Prior to the start of operations, a social baseline study was completed to determine the socioeconomic characteristics of the local population and to assess the perceptions and views of the residents regarding mining and the company. The primary communities near Los Filos Mine Complex are Mazapa, Mezcala, Xochipala, and Carrizalillo. There are about 46,000 inhabitants within the local municipality of Eduardo Neri, of which about 315 persons live in Mazapa, 3,400 persons live in Mezcala, 5,000 persons live in Xochipala, and 1,100 persons live in Carrizalillo. The villages of Mazapa, Mezcala, and Carrizalillo are all communal organizations under Mexico’s agrarian law. Carrizalillo is an ejido and Mazapa is part of “Bienes Comunales” of Mezcala. Both Ejidos and Bienes Comunales are agrarian units that are registered with Mexico’s National Agrarian Registry. Both units have communal ownership of the land. The community has control of the land, although the community can grant ejido members property rights for individual parcels. The ejido of Carrizalillo was formed in 1937, with a land grant of 1,000 ha. Mezcala received a land grant of 10,616 ha in 1934 and later received additional land leading to a total of 13,628.76 ha.

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20.7.1	Baseline Studies

A baseline social survey was conducted in 2004 in Mezcala and in 2005 in Carrizalillo. The baseline studies were updated with new surveys conducted by a third-party (Consultoria Especializada) during 2015 in Carrizalillo, Mazapa, and Mezcala. The surveys gathered data on demographics, economics, education, cultural activities, health, infrastructure, work, leisure time activities, and access to services. Interviews were made house to house, plus observations in the field.

The survey of Mezcala in 2004 indicated that 20% of the population financially supported the other 80%, which were primarily housewives and children. There were very few professionals. Of the population considered working age, most of the male population had completed a secondary school education (that is, 9th grade) and about half of the female population had completed a secondary school education. At the time of the survey, about 16% were working for DMSL. The survey indicated the population had modest homes. It was identified that the community did not practice adequate garbage disposal. The feedback on the Los Filos Mine Complex was minimal because it was not well known. In the survey of Carrizalillo, 63% of the population financially supported the other 37%. The feedback was predominantly favorable to the Los Filos Mine Complex. The primary economic activities of the region are agriculture, livestock, and mining. The main products are mescal and swine. In Mezcala, fishing and tobacco production are also important.

The updated surveys in 2015 indicated a higher percentage of youths to adults due to a high birthrate and migration away from the area due to security concerns. About 50% of the population in Carrizalillo is less than 20 years old. Of the working age population, about 64% of the household heads work as Los Filos employees. In Mazapa, about 72% work in mining (for the Los Filos Mine Complex and Torex Gold). In Mezcala, about 38% work for Los Filos Mine Complex and 14% are employed by contractors to the Mine.

The 2015 survey has noted the following improvements in standard of living.

•	Access to plumbing increased from about 9 to 81%, and the housing with hard floors (not dirt) increased from 5 to 75% in Carrizalillo
•	Improvement of roads from unpaved to paved
•	All housing in Mazapa has plumbing and sanitation service. The percentage of houses with hard floors rose from 4 to 88%
•	Improved literacy
•	Access to health care
•	Social Risks

In 2014, production was shut down due to a 33-day work stoppage related to a dispute with the local communities on their land access agreement. Negotiations took place to produce a new 5-year land access or occupation agreement between the parties. Los Filos subsequently established a new dialogue model in 2015 that uses proactive engagement to avoid future risks. Los Filos also applies proactive engagement of the communities and the union.

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20.7.2	Social Development Agreement

The DMSL has a collaborative agreement for social development that provides contributions to the communities in the amount of approximately $0.85 million annually. Under the collaborative agreement, the DMSL makes the following contributions.

•	A landfill that is used by the community of Carrizalillo
•	Repairs to community facilities
•	Education scholarships
•	Assistance for disadvantaged members of local communities
•	Environmental restoration and waste collection projects funding
•	Employment of local providers in Mezcala and Carrizalillo who provide services to the Los Filos Mine Complex
•	Support for community health care services
•	Support for culture and traditions

In addition to the specific agreement that DMSL made with the communities, there are funds that have been generated for mining areas through the new Mexican mining tax introduced in 2014.

20.7.3	Social Performance

Los Filos has made contributions to health, infrastructure, education, culture, and sports in the local communities. Local businesses contract to provide water trucks, ore haulage trucks, other material hauling trucks, uniforms, waste collection, heavy equipment rental, transportation, potable water, kitchen services, portable sanitation facilities, facility maintenance, general supplies, and temporary labour. Public consultation and community assistance and development programs are ongoing.

DMSL developed a written procedure to handle complaints and comments from the public. Most concerns are received through community authorities or directly from communities to Los Filos Mine Complex personnel. Complaints are registered and followed up.

The DMSL was recognized by the Mexican Mining Chamber for its commitment to the environment and community in 2015. Los Filos Mine Complex underwent a gap assessment per the Voluntary Principles on Security and Human Rights program in 2015 and 2016. The Los Filos Mine Complex received positive results from both assessments. DMSL reports that it has strong relationships with the local communities based on proactive engagement.

20.7.4	Security

Security continues to be a concern in Mexico, particularly in the southern states such as Guerrero, which are used by the cartels for drug transport and production. The southern states have seen a fragmentation of organized crime groups and there is competition between these criminal groups.

Security issues in the area have been reported in local, national, and international news outlets, including an incident where four local DMSL employees were kidnapped outside the Los Filos Mine Complex property in the town of Carrizalillo on 06 March 2015 and three of the victims were killed. At the time of the incident, the employees were not on company business and the incident was determined to be unrelated to their employment at DMSL.

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Government attention has been most focused on security in the State of Guerrero, particularly after 43 student teachers disappeared in Ayotzinapa, Guerrero, in 2014. In general, the Federal Government is supportive of mining as a means for economic development that will mitigate poverty and reduce crime.

In the State of Guerrero, there is strong support of mining and it is included as one of the five economic development sectors in the state development plan for the years 2016 through 2021 (Gobierno del Estado de Guerrero, 2016). The plan stated lack of security as its primary challenge and that economic improvement will combat the poverty that is the root of violence. The annual report prepared by the governor of the State of Guerrero for 2016 described the state’s strategy to improve security is to have efficient institutions, well-equipped and trained security personnel, effective measures of prevention and intelligence, and the best legal justice services (Astudillo Flores, Héctor, 2016). The annual report specifically named Los Filos and El Límon-Guajes as the two most important producing mines in the State of Guerrero.

20.7.5	Management of Security

Risk assessments are conducted by the site security staff at least annually and more often when conditions warrant. The risk analysis determines the mitigation actions included in the annual action plan of the security team.

To mitigate security impacts to the operations, the DMSL has written security guidelines that focus on company assets and personnel working at the Mine. Internal procedures at Los Filos require all incidents be logged and classified per a risk matrix. The risk categories are reputation, fraud and corruption, regulatory and legal, industrial health and safety, asset security, environmental, community relations, financial, cashflow, reserve ounces, reserve model, and production ounces. Each incident is categorized according to the risk categories and probability.

The Los Filos Mine Complex has operated consistently for more than ten years without material impacts to operations from the security environment surrounding the site.

20.8	Conclusions and Recommendations

Adequate baseline studies have been carried out for the expansion project, and the existing operations are being carried out with all appropriate permits and approvals in hand. A rigorous monitoring program is carried out, which confirms that there are no material concerns pertaining to non-compliance.

The Bermejal Underground has an approved EIA and the restart of development is fully permitted. The EIA for the CIL plant and tailings deposits has also been approved subject to confirmation of final locations of all facilities. The EIA for the Guadalupe phase of the Bermejal Open Pit is conditionally approved with final approval expected by the end of April and submission of the application to revise the current land use permit for the area of the Guadalupe phase underway. With many of the required approvals in place or underway, the Los Filos Expansion can start shortly after Leagold makes its final investment decision.

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The existing closure and reclamation plan is conceptual and addresses all existing facilities. The current estimated closure liability of $52.8M is based on the existing facilities at the end of 2018, and as such is exclusive of the Bermejal underground, CIL plant and the FTSF. The document will have to be expanded to include closure methods for the Bermejal Underground workings, the CIL plant and the filtered tailings storage facility.

Security instability in the State of Guerrero and in the local mine area remains a concern and could cause temporary closure of operations or disruptions in services. This security risk may also impact the ability of the company to contract and retain skilled, experienced employees.

The Qualified Person is not aware of any significant risk or uncertainty that may materially affect the reliability or confidence in the mineral resource or mineral reserve estimates or project economic outcomes due to the environmental permits. Risks that may impact current or future operations have been identified to include the following:

•	Guadalupe Open Pit will require approval from the INAH if any archeological ruins are encountered. An initial study was carried out at the end of 2017 and further studies are planned for 2019.
•	Renegotiation of land access to community property in 2019, in particular ejido Carrizalillo due to perceived unequal benefits received by this ejido and other communities.

Continued access to properties not owned by DMSL is a potential risk. In particular, ejidos may have frequent changes in the directors and new management may renegotiate existing agreements. As part of the Los Filos Mine Complex activities, DMSL reduces potential risk to exploration and mining through long-term surface access agreements and proactive communications.

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21	Capital and Operating Costs
21.1	Summary

The LOM capital cost estimate is $361.6M, extending from 2018 to 2028. This figure includes $177.4M for initial and expansion capital (Table 21.1) and $184.2M for sustaining capital (Table 21.2). The initial capital period extends from 2018 to 2020.

Table 21.1: Summary estimate of initial and expansion capital costs for Bermejal Underground and CIL plant (2018 to 2020)

Item	2018 - 2020 ($M)
Bermejal Underground Mining	62.8
CIL Plant	76.3
Tailings Filter System	26.1
Preparation of Tailings Deposition Area	4.0
Substation	6.5
Transmission Line	1.8
Total	177.4

In the economic analysis conducted in section 22, Bermejal Underground initial capital is $65.4M (compared to $62.8M in Table 21.1) due to the capitalization of some operating costs during the Bermejal Underground ramp up period.

Table 21.2: Summary estimate of sustaining capital costs (2018 to 2028)

Cost Item	2018 - 2028 ($M)
Los Filos Open Pit Mining	14.4
Bermejal Open Pit Mining	6.4
Guadalupe Open Pit Mining	19.2
Los Filos Underground Mining	22.9
Bermejal Underground Mining	47.5
Processing Sustaining (HL Pad)	15.1
G&A Sustaining	5.8
Reclamation and Environmental	52.8
Total	184.2

Note: Total project reclamation and environmental expenditures of $52.8M include amounts that will be spent after gold production ends in 2028.

In the economic analysis conducted in section 22, Bermejal Underground sustaining capital is $54.7M (compared to $47.5M in Table 21.2) due the reallocation of some capital costs after the completion of the Bermejal Underground ramp up period to sustaining capital.

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The total LOM operating costs are estimated at $2,440M as shown in Table 21.3. Approximately 88% of the LOM operating costs are related to mining and processing, with the remainder attributable to community, land access, and G&A.

Table 21.3: Summary estimate of operating costs

Cost Item	2018 - 2028
	($M)	(%)
Mining	1,487.9	61%
Processing	662.5	27%
General and Administrative, Community, and Land Access	289.7	12%
Total	2,440.1	100%

In the financial analysis conducted in section 22, $125.7M of mining cost included in Table 21.3 was reallocated from operating costs to capitalized open pit waste stripping costs. These capitalized stripping costs are related to open pit pushback projects at the expanded Los Filos Open Pit ($31.5M), Bermejal Open Pit ($28.0M), and Guadalupe Open Pit ($66.2M).

As noted above, the capital and operating costs presented in Table 21.1, Table 21.2 and Table 21.3 differ slightly from the capital and operating costs presented in section 22 because of cashflow modeling adjustments related to the capitalization of open pit waste stripping and Bermejal Underground pre-production mining.

21.2	Capital Cost Estimate

The categorization of costs as capital costs was based on the nature of the costs and not on the timing of their occurrence. Where expenses that would ordinarily be considered operating expenses, they are re-allocated for the purposes of economic analysis only.

21.2.1	Open Pit Mining

Estimated sustaining capital for open pit mining is related to rebuilds and major component replacements. The LOM total is $40.0M (refer to Table 21.4). No additional fleet capacity is accounted for in the open pit sustaining capital cost estimate. Additional haul trucks are accounted for in the operating cost estimate during the 2022 to 2026 timeframe ($30.1M for truck rental costs as discussed in section 21.3).

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Table 21.4: Open pit mining sustaining capital cost estimate

Year	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
Item	($M)	($M)	($M)	($M)	($M)	($M)	($M)	($M)	($M)	($M)	($M)
Drills	0.59	0.68	-	0.52	0.17	0.13	0.34	0.10	0.05	-	2.59
Shovels	1.28	0.25	-	-	0.46	0.25	-	0.36	0.21	-	2.80
Wheel Loaders	0.81	0.63	0.53	0.28	0.71	0.80	0.36	0.57	0.19	-	4.88
Haul Trucks	3.64	3.88	1.71	2.75	3.57	1.37	1.74	3.51	1.23	-	23.41
Track Dozers	0.48	0.51	0.34	0.39	0.58	0.33	0.22	0.42	0.27	-	3.54
Wheel Dozers	0.18	0.24	-	0.09	0.26	0.09	-	0.27	-	-	1.12
Graders	0.23	-	0.22	-	0.18	0.15	-	0.11	0.05	-	0.94
Water Trucks	0.10	0.08	0.16	-	0.17	0.22	-	-	0.01	-	0.74
Total	7.31	6.26	2.97	4.03	6.11	3.34	2.65	5.34	2.01	-	40.02

Note: Rebuilds and major component replacement only.

21.2.2	Los Filos Underground Mining

Estimated sustaining capital for Los Filos Underground is related to horizontal and vertical development, rebuilds and major component replacements, ventilation and safety. As shown in Table 21.5, the sustaining capital for Los Filos Underground is $22.9M (2018 to 2021). No capacity additions are required for the mining fleet.

Table 21.5: Los Filos Underground sustaining capital cost estimate

Category	2018 - 2021 ($M)
Horizontal Development	14.3
Vertical Development	0.6
Maintenance	4.5
Ventilation and Safety	1.8
Other	1.7
Total	22.9

21.2.3	Bermejal Underground Mining

Capital requirements for Bermejal Underground were estimated on the basis of contractor mining.

Mining Mobile Equipment

The mobile equipment requirements for the mine were estimated, based on first-principles productivity calculations and the mine development and production schedules. The schedule of major mobile equipment deployed in the fleet is shown in Table 21.6.

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Table 21.6: Bermejal major equipment fleet size by year

Equipment Type	units	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Jumbo, 2 boom	#	0	0	1	3	4	4	4	4	5	5	4	4
Jumbo, 1 boom	#	0	0	1	4	4	4	4	4	4	4	4	4
ANFO Loader	#	0	0	1	3	4	4	4	4	5	5	4	4
Rockbolter	#	0	0	1	3	4	4	4	4	5	5	4	4
Shotcrete Sprayer	#	0	0	1	2	2	2	2	2	2	2	2	2
Transmixer	#	0	0	1	3	4	4	4	4	4	4	4	3
Cablebolter	#	0	0	0	0	0	0	0	0	1	1	0	0
LHD, 7.0 m3, 14 t	#	0	0	1	3	4	4	4	4	5	5	4	4
LHD, 5.4 m3, 10 t	#	0	0	1	3	4	4	4	4	4	4	4	4
LHD, 5.4 m3, 10 t	#	0	0	1	3	4	4	4	4	4	4	4	4
Scissor Lift	#	0	0	1	1	1	1	1	1	1	1	1	1

The requirements for support equipment for a typical full production year is shown in Table 21.7.

Table 21.7: Typical support equipment fleet size

Equipment Type	Number in Fleet
Grader	1
Scissor Lift	3
Boom Truck	1
Flat Deck Truck	1
Toyota Flat Deck Truck	1
Toyota Scissor Lift	1
Mechanics Truck	2
Fuel/Lube Truck	2
Water Sprayer	1
Personnel Carrier Toyota, 9 per.	3
Supervisor/Engineering Vehicle	6
Forklift/Telehandler	2
Explosives Truck	1
Septic Vacuum Truck	1
Cassettes System Prime Mover	2

Mine Development

Mine development was costed using a first principles model and calibrated to consider known productivity and similar performance factors from current operations at Los Filos Underground. The primary physical drivers come from the mine development schedule. Cycle times and productivity are modelled to estimate costs associated with labour and equipment. Support costs are based on the support designs and the geotechnical domains developed for the project. Some simplification of the timing assumptions for driveage assumptions in various geotechnical domains was undertaken, but SRK does not consider this material.

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Mine Infrastructure

The excavation and support for mine infrastructure is costed in the same manner as the development generally. The supply and installation of equipment is generally based on budget quotes for major equipment.

Table 21.8: Bermejal Underground capital cost estimate

Mining Capital Costs (excl. capitalised Opex)	LOM Total ($M)
Contractor Mobilisation & Surface Construction	2.20
Lateral Capital Development	59.50
Vertical Development	8.30
Infrastructure Capital Development	1.70
Contractor Overhead	40.60
Development and Production Equipment Purchase	55.60
Auxiliary Equipment Purchase	8.80
Development and Production Equipment Rebuilds	18.60
Auxiliary Equipment Rebuilds	2.60
Owner's Cost	13.80
Mine Ventilation	2.70
Refuge, Safety	1.80
Maintenance Shop, Explosives Storage	1.80
Mine Water Management	0.70
Engineering Support Equipment	0.70
CRF Plant	2.60
Mine Electrical	10.90
Subtotal, before Contingency and Closure	232.9
Contingency	36.90
Closure Costs for BUG	7.00
Grand Total Mining CAPEX with Contingency	276.60

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21.2.4	Processing

Heap Leach Facility

As of the Effective Date of this report, there are no significant capital costs associated with the heap leach facilities. It is estimated that $15.1M of sustaining capital will be required to maintain the ongoing operations. These are incorporated into the overall LOM cost estimate of the Los Filos Mine Complex.

Carbon-in-Leach Plant

The CIL plant capital cost estimate was compiled by Lycopodium and is presented here in summary format. The capital cost estimate reflects the project scope as described in the relevant sections of this report.

All costs are expressed in USD unless otherwise stated and are based on Q4 2018 pricing. The estimate is deemed to have an accuracy of ±15%.

The various elements of the estimate have been subject to internal peer review by Lycopodium and have been reviewed with Leagold and third parties for scope and accuracy.

The capital estimate is summarized in Table 21.9 by area and Table 21.10 by discipline.

The estimate was based on an agreed work breakdown structure (WBS) for the Project.

Table 21.9: Capital estimate summary by area (Q4 2018, ±15%)

Area Description	Cost ($k)
000 Construction In-directs	8,128
100 Treatment Plant Costs	55,606
200 Reagents & Plant Services	8,764
300 Infrastructure	2,819
500 Management Costs	8,947
600 Owners Project Costs	7,744
Subtotal	92,008
Contingency	10,375
Total	102,382

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Table 21.10: Capital estimate summary by discipline (Q4 2018, ±15%)

Discipline	Supply Cost ($k)	Installation Cost ($k)	Freight Cost ($k)	Contingency ($k)	Total Cost ($k)
A General	2,133	-	-	300	2,434
B Earthworks	1,067	2,869	-	656	4,592
C Concrete	3,745	1,711	-	821	6,276
D Steelwork	5,229	911	523	924	7,587
E Platework	5,162	1,783	514	1,037	8,496
F Mechanical	28,347	3,375	2,465	3,934	38,121
G Piping	3,141	1,503	188	131	4,963
H Electrical	5,025	1,246	252	465	6,987
J Instrumentation & Control	1,441	481	86	72	2,081
M Buildings & Architectural	2,036	302	-	337	2,675
O Owners Costs	7,526	-	-	803	8,329
P In-directs	404	8,542	-	895	9,841
Total	65,256	22,722	4,029	10,375	102,382

Estimating Methodology

Engineering lists, general arrangement drawings and a layout 3D model have been produced with sufficient detail to permit the assessment of the engineering quantities for earthworks, concrete, steelwork, mechanical and electrical for the process plant and associated infrastructure.

Unit rates that reflect the current market conditions have been established for bulk materials, capital equipment and labour via an extensive budget quotation request (BQR) process. Labour rates from the market have been benchmarked against in-house labour rates and indirect cost modelling to ensure adherence to the current projects market. The rates used in the estimate have been reviewed and deemed to reflect the current market conditions. Budget pricing for equipment and infrastructure facilities was obtained from suitable, reputable suppliers and contractors.

Carbon-in-Leach Processing Plant Owner’s Costs

The Owner’s costs include:

•	Owner’s Preliminary and General Cost
•	Pre-production costs
•	First fills (grinding media, lubricants, fuel, and reagents)
•	Opening stocks
•	Plant mobile equipment
•	Insurance, stores stock and commissioning spares

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•	Equipment vendor representative costs
•	Operator training costs for the process plant

Spares

Major (capital or insurance) spares have been included based on supplier quotations. Stores stock and commissioning spares were calculated as a percentage of Mechanical & Electrical Equipment supply.

Government Duties and Taxes

The capital estimate excludes all government taxes and duties.

Project Insurance

Project insurance has been excluded from the estimate.

Contingency

An amount of contingency has been provided in the estimate to cover anticipated variances between the specific items allowed in the estimate and the final total installed project cost. The contingency does not cover scope changes, design growth, etc., or the listed qualifications and exclusions.

Contingency has been applied to the estimate on a line-by-line basis as a deterministic allowance by assessing the level of confidence in each of the defining inputs to the item cost, these being engineering, estimate basis and vendor or contractor information, and then applying an appropriate weighting to each of the three inputs. It should be noted that contingency is not a function of the specified estimate accuracy and should be measured against the project total that includes contingency. The resultant contingency for the CIL Capital Cost Estimate is 11% before taxes, duties and inspection.

Escalation

There is no allowance for project escalation in the Capital Cost Estimate.

Qualifications and Assumptions

The capital estimate is qualified by the following assumptions:

•	The base date for the bulk of pricing for the estimate is fourth quarter 2018 (4Q 2018).
•	Prices of materials and equipment with an imported content have been converted to USD at the rates of exchange stated previously in this document. All pricing received has been entered into the estimate utilizing native currencies wherever possible.
•	The bulk earthworks commodity rates that include imported material are based on the assumption that suitable construction/fill materials will be available from borrow pits within 2km of the work fronts.
•	There is no allowance for unforeseen blasting in the bulk earthworks cost estimates.

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•	It has been assumed mobile equipment purchased and used by the owner’s construction team will be handed over to the owner’s operations team upon completion of construction. No allowance for additional mobile equipment has been made for operations.

Exclusions

The following items are specifically excluded from the capital cost estimate:

•	Permits and licences
•	Project sunk costs
•	Exchange rate variations
21.2.5	Waste Management

Cost of new filtered tailing storage facilities (FTSF) was estimated by SRK based on productivity of mining fleet and distance to the currently planned location of the CIL plant, taking into consideration local contractor rates provided by Leagold. The quantities were derived from existing plans and drawings, as well as the conceptual design of the FTSF’s developed here. The FTSF preparation and construction cost was estiamated at $4M, and condition to change depending on the chosen contractor. Sustaining capital is about $28.9M and operating costs were estimated in the order of $1.18 per tonne of tailings.

21.3	Operating Cost Estimate
21.3.1	Open Pit Mining

The estimated mining costs for the open pits are based on the average Q2 and Q3 2018 actual mining costs (Table 21.11), with adjustments in future periods for changing haul profiles to the waste rock dumps and the three ore processing destinations (crush heap leach, uncrush heap leach, and CIL plant).

Table 21.11: Average actual open pit mining costs for Q2 / Q3 2018

Category	Unit	Los Filos			Bermejal			Combined
		Crush HL	Uncrush heap leach	Waste	Crush HL	Uncrush heap leach	Waste	Crush HL	Uncrush heap leach	Waste
Mined Tonnes	Mt	1.6	1.2	12.4	0.7	0.7	1.7	2.3	2.0	14.1
Drilling	$/t	0.09	0.09	0.09	0.07	0.07	0.07	0.08	0.08	0.09
Blasting	$/t	0.16	0.16	0.16	0.13	0.13	0.13	0.15	0.15	0.16
Loading	$/t	0.15	0.15	0.15	0.18	0.18	0.18	0.16	0.16	0.16
Support Equip.	$/t	0.47	0.47	0.47	0.21	0.21	0.21	0.39	0.38	0.44
Mining G&A	$/t	0.13	0.13	0.13	0.27	0.27	0.27	0.17	0.18	0.15
Hauling	$/t	0.34	0.54	0.19	0.42	0.41	0.25	0.36	0.49	0.20
Total	$/t	1.35	1.55	1.20	1.28	1.27	1.11	1.33	1.45	1.19

The mined tonnage distribution for the open pit reserves is presented in Table 21.12.

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Table 21.12: Distribution of open pit mined tonnages

	Los Filos		Bermejal		Guadalupe		Total
Destination	(Mt)	(%)	(Mt)	(%)	(Mt)	(%)	(Mt)	(%)
Crush Heap Leach	18.1	13%	6.8	6%	13.3	5%	38.1	7%
Uncrush Heap Leach	7.1	5%	27.8	24%	18.0	7%	52.9	10%
CIL Plant	1.7	1%	0.0	0%	3.2	1%	4.9	1%
Waste Rock Dumps	113.1	81%	79.9	70%	227.9	87%	420.9	81%
Total	140.0	100%	114.5	100%	262.4	100%	516.8	100%

The estimated LOM total mining cost for the open pit reserves is $705M and the estimated LOM average unit mining (inclusive of rental truck costs) is $1.36/t-mined. The estimated LOM mining costs for each of the three open pits are presented in Table 21.13.

Table 21.13: Estimated open pit mining costs

Category	Los Filos		Bermejal		Guadalupe		Total
	($M)	($/t)	($M)	($/t)	($M)	($/t)	($M)	($/t)
Crush Heap Leach	23	1.29	9	1.26	18	1.39	50	1.32
Uncrush Heap Leach	11	1.53	36	1.28	22	1.22	69	1.29
CIL Plant	3	1.73	0	1.18	4	1.29	7	1.44
Waste Rock	114	1.01	85	1.07	305	1.34	504	1.20
Mining G&A	13	0.09	8	0.07	24	0.09	45	0.09
Total	164	1.17	138	1.20	373	1.42	675	1.31
Rental Trucks							30	0.06
Total With Rental Trucks							705	1.36

Figure 21.1 shows how the estimated total and average unit mining costs fluctuate over time. These cost fluctuations from year to year are caused by changes in total mined tonnes and changing haul profiles.

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Note: Only November and December are included for 2018

Source: SRK, 2018

Figure 21.1 : Estimated open pit mining costs by year

21.3.2	Los Filos Underground Mining

The estimated mining costs for Los Filos Underground are based on the average Q2 and Q3 2018 actual mining costs, but are adjusted in future periods based on changes in annual requirements for ore mining, development mining, backfilling, and infill drilling. Table 21.14 shows the annual mining costs and average annual unit mining costs for the Los Filos Underground reserves.

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Table 21.14: Estimated Los Filos Underground mining operating costs

Category	2018		2019		2020		2021		Total
	($M)	($/t)	($M)	($/t)	($M)	($/t)	($M)	($/t)	($M)	($/t)
Ore (Mt)	0.11		0.72		0.63		0.45		1.91
Stoping	3.4	30.03	24.45	34.09	19.63	31.22	10.0	22.14	57.4	30.08
Pivots	0.7	6.18	5.29	7.38	4.63	7.36	4.5	9.96	15.1	7.91
Accesses	0.5	4.65	2.32	3.24	1.72	2.73	1.0	2.12	5.5	2.89
Cutouts	0.0	0.19	-	-	0.13	0.20	0.1	0.16	0.2	0.12
Mine G&A	0.1	0.89	0.60	0.83	0.60	0.95	0.5	1.05	1.8	0.92
Maintenance	0.9	7.86	4.61	6.43	4.68	7.44	4.8	10.63	15.0	7.84
Tech Services	0.2	1.51	1.02	1.42	1.02	1.62	0.7	1.64	2.9	1.54
Backfill URF	0.1	0.48	0.27	0.38	0.27	0.43	0.3	0.55	0.8	0.44
CRF 4%	0.2	2.18	2.12	2.95	2.43	3.86	1.2	2.75	6.0	3.16
CRF 7%	0.4	3.52	1.89	2.64	1.50	2.39	0.8	1.85	4.6	2.42
Labor	1.6	14.10	9.46	13.19	9.46	15.04	8.4	18.49	28.8	15.11
Infill Drilling	-	-	0.77	1.08	0.77	1.23	-	-	1.5	0.81
Total	8.0	71.59	52.8	73.62	46.8	74.47	32.2	71.35	139.9	73.24

Note: Only November and December are included for 2018

21.3.3	Bermejal Underground Mining

The operating costs for Bermejal Underground were estimated using a detailed first-principles costing model and calibrated to consider known productivity and similar performance factors from current operations at Los Filos Underground. The costs were estimated by process and split into expense element categories, on the basis of contractor mining.

The physical drivers for the operating cost estimate are the physical schedules for mine operational development and production. Ground support costs are based on support designs that were developed for the various identified geotechnical domains. Support costs for driveage under engineered fill reflect the benefits of the consistency of the material. Operating parameters used in the cost estimate are presented in Table 21.15. Underground operating costs by process and by cost element are presented in Tables 21.16 and 21.17, respectively.

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Table 21.15: Operating parameters

Operating Factors	Units	Quantity
Days/Year	days/year	365
Mine Operating Days	days/year	365
Mine Production Rate	tonnes/day	2,000
Working Days per Week	days/week	7
Shifts per Day	shifts/day	2
Shift Length	hours/shift	12
Shift Change, Travel	hours	0.75
Equipment Inspection, Fueling	hours	0.5
Lunch and Coffee Breaks	hours	1.0
Equipment Parking, Reporting	hours	0.75
Subtotal Non-Productive Time / Shift	hours	3.0
Usable Time / Shift	hours	9.0
Shift Efficiency	%	75%
Usable Minutes per Work Hour	min	50
Operational Efficiency (50 min in hour)%		83%
Effective Work Time / Shift	hours	7.5
Work Time Efficiency	%	63%

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Table 21.16: Underground operating costs by process

Operating Costs by Process	LOM Total ($M)
Attack Ramp	39.5
Production Ore (Topcut)	106.2
Production Ore (Undercut)	77.1
Stope Connections	3.3
Backfill	109.5
Underground Trucking	41.0
Surface Trucking	5.1
Mine Services and Maintenance	142.0
Definition Drilling	7.0
Operating Labour	20.7
Maintenance Labour	15.1
Supervisory and Technical Staff	31.1
Subtotal	597.8
Contingency	35.6
Bermejal UG Operating Costs (incl. contingency)	633.4

Table 21.17: Underground operating costs by cost element

Operating Costs by Cost Elements	LOM Total ($M)
Labour	66.9
Materials	0.0
Equipment	2.7
Fuel	2.5
Power	11.7
Subcontract	514.0
597.8
Contingency	35.6
Bermejal UG Operating Costs (incl. contingency)	633.4

21.3.4	Processing

Heap leach operating costs are based on Leagold’s actual 2018 (Q2-Q3) operating costs. Due to the potential of heap leaching ores in the future that may contain higher levels of copper, SRK has provided an estimate of heap leach operating costs over a range of higher copper concentrations in the ore. Operating costs for the proposed carbon-in-leach (CIL) processing plant were developed by Lycopodium in accordance with typical industry standards.

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Heap Leach Facility

During 2018 (Q2-Q3) crushed ore heap leach operating costs reported by Leagold averaged $8.01/t, which includes $1.34 for crushing and stacking and $6.67 for leaching and ADR. Average uncrushed ore heap leaching costs were reported at $3.00/t. Actual heap leaching costs for Crush and Uncrush ore are summarized in Table 21.18 and Table 21.19 respectively.

Table 21.18: Summary of Crush ore heap leach operating costs (Q2-Q3 2018)

Cost Item	Average	April	May	June	July	Aug	Sept
	($/t)	($/t)	($/t)	($/t)	($/t)	($/t)	($/t)
Crushing	1.34	1.48	1.20	1.26	1.37	1.40	1.33
Lime	0.53	0.53	0.52	0.59	0.64	0.54	0.40
Cement	0.92	0.92	0.91	0.92	1.02	0.99	0.80
ADR	0.52	0.53	0.39	0.47	0.67	0.54	0.53
Leaching	1.04	0.71	0.55	0.71	1.37	1.59	1.54
Cyanide	3.09	2.78	2.59	2.89	3.56	3.45	3.46
Indirects	0.44	0.47	0.44	0.41	0.48	0.48	0.38
Smelting	0.13	0.14	0.12	0.13	0.17	0.12	0.10
Total	8.01	7.57	6.71	7.39	9.27	9.11	8.53

Table 21.19: Summary of Uncrush ore heap leach operating costs (Q2-Q3 2018)

Cost Item	Average	April	May	June	July	Aug	Sept
	($/t)	($/t)	($/t)	($/t)	($/t)	($/t)	($/t)
Lime	0.39	0.00	0.00	0.26	0.46	0.37	0.47
ADR	0.37	0.00	0.00	0.41	0.43	0.29	0.40
Leaching	0.87	0.00	0.00	0.62	0.89	0.85	1.14
Cyanide	0.98	0.00	0.00	1.30	0.90	0.71	1.14
Indirects	0.30	0.00	0.00	0.36	0.31	0.26	0.28
Smelting	0.09	0.00	0.00	0.11	0.11	0.07	0.07
Total	3.00	0.00	0.00	3.05	3.10	2.55	3.50

Leagold has undertaken initiatives to improve heap leach operating practices and reduce process operating costs. These initiatives have included:

•	Compacting the current lift on Pad-2 in order to prevent leach solution from percolating through the lower lifts, which have been shown to have pH levels below 9.0. The low pH in the lower lifts has been contributing to high cyanide consumption through the conversion of free cyanide to HCN which can then volatalize from the heap.

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•	Reducing the leach cycle time for uncrushed ore from 120 days to 60 days and reducing the leach cycle time for uncrushed ore from 180 days to 120 days. The reduced cycle times are expected to save power and ADR processing costs.

Table 21.20 provides a summary of projected heap leach operating cost reductions projected by Leagold as these initiatives become fully implemented. By 2021, crushed ore heap leach operating costs are projected at $6.15/t and uncrushed ore heap leach operating costs are projected at $2.76/t.

Table 21.20: Summary of projected heap leach unit operating cost (LOM)

Year	Crush Ore ($/t)	Uncrush Ore ($/t)
2019	8.01	3.00
2020	6.74	2.87
2021	6.15	2.76
2022-LOM	6.15	2.76

Heap Leach Operating Costs Versus Copper Grade

Reported operating costs are relevant to ore processed from current mining operations in which the copper content of the ore is typically less that 0.3% Cu. In the future, mining operations are scheduled to mine ore from the Bermejal and Guadalupe open pit mines and Bermejal Underground mine that contains significantly higher copper grades, which are expected to increase cyanide consumption and overall process operating costs. SRK has reviewed available metallurgical testwork and has prepared an estimate of operating costs that are likely to be incurred when heap leaching Bermejal and Guadalupe ore.

Bermejal and Guadalupe Heap Leach Operating Cost

Based on the bottle roll tests conducted by KCA (report KCA0150016_LF05_01) conducted on Bermejal Open Pit test composites, it has been established that sodium cyanide consumption increases as the soluble copper content of the ore increases. A linear regression of sodium cyanide consumption versus copper grade in the ore is shown in Figure 21.2 and resulted in the following relationship for sodium cyanide consumption versus Cu% in the ore:

Sodium Cyanide Consumption (kg/t) = 5.419 *Cu% +0.1112

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Source: SRK 2018

Figure 21.2: Bermejal Open Pit sodium cyanide consumption vs. Cu% in the ore

This relationship has been used to estimate the Crush and Uncrush ore heap leaching costs shown in Table 21.21 for copper grades over the range 0.3 to 1.0% Cu. This estimate is based on estimated heap leach operating costs commencing in 2021 after the heap leach improvement initiatives have been fully implemented and assumes a unit cyanide cost of US$1.70/kg NaCN.

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Table 21.21: Estimated Bermejal and Guadalupe Crush and Uncrush heap leach cost vs. Cu grade

	Base	Cu % In Ore
	0.3	0.4	0.5	0.6	0.7	0.8	0.9	1.0
Crush Ore
Crushing & Stacking ($/t)	1.34	1.34	1.34	1.34	1.34	1.34	1.34	1.34
Leach and ADR ($/t)	4.81	5.41	6.01	6.61	7.21	7.80	8.40	9.00
Total Cost ($/t)	6.15	6.75	7.35	7.95	8.55	9.14	9.74	10.34
Uncrush Ore
Leach & ADR Cost ($/t)	2.76	3.10	3.45	3.79	4.13	4.48	4.82	5.17
Input factors
Cu % in Ore	0.30	0.40	0.50	0.60	0.70	0.80	0.90	1.00
NaCN (kg/t)	1.74	2.28	2.82	3.36	3.90	4.45	4.99	5.53
NaCN Usage Adjustment(1)	1.13	1.48	1.83	2.19	2.54	2.89	3.24	3.59
NaCN (kg/t) (Increment)	0.00	0.35	0.70	1.06	1.41	1.76	2.11	2.47
NaCN ($/kt)	1.70	1.70	1.70	1.70	1.70	1.70	1.70	1.70
NaCN ($/t)		0.60	1.20	1.80	2.40	2.99	3.59	4.19
NaCN Usage Adjust Factor	0.65	0.65	0.65	0.65	0.65	0.65	0.65	0.65

1 Heap leach cyanide consumption is taken at 65% of laboratory cyanide consumption, which is typical of industry practice

SRK notes that the higher copper grades expected in the Bermejal and Guadalupe ores will also increase the copper concentration in the resulting leach solutions, which will likely present operational problems during gold recovery from the pregnant leach solution (PLS) in the ADR plant. As such, it may be necessary to evaluate process methodologies for dealing with the anticipated increase of copper in the PLS when processing Bermejal ore. There are processes, such as the SART process (Suldifization-Acidification-Recirculation and Thickening), which is used in industry for this purpose, and can serve to offset the cost of processing ore with high copper grades by producing a marketable copper sulphide product from the extraction of copper from the CIL processing circuit and by regenerating cyanide for recirculation back to the process.

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Carbon-in-Leach Plant

The CIL plant operating costs have been developed based on a design processing rate of 1.46 Mtpa of ore. The plant will normally operate 24 hrs/day, and 365 days/year with a 75.0% (6,570 hrs/year) utilization of crushing plant and 91.3% (8,000 hrs/year) utilization of milling, CIL and rest of the plant.

The operating cost estimate has been compiled from a variety of sources and is based on ‘typical’ low copper, low sulphide plant feed. Formulae were developed to correct the operating cost for CIL feed copper content these are presented later in this section of the report.

All costs are expressed in United States dollars ($) unless otherwise stated, to an accuracy of ±15% and are based on the Q4 2018 pricing, The process plant operating costs for the CIL facilities are summarized in Table 21.22.

Table 21.22: CIL plant 1.46 Mtpa operating cost summary

Cost Centre	Process Operating Cost
	($k/year)	($/tonne ore)
Operating Consumables
Crushing Plant	167	0.11
Milling Plant	2,395	1.64
CIL	6,371	4.36
Thickening and Filtration	742	0.51
Existing ADR	375	0.26
Miscellaneous	253	0.17
Subtotal Consumables	10,303	7.06
Plant Maintenance	872	0.60
Laboratory (Plant)	123	0.08
Power	4,216	2.89
Labour (Plant Operations & Maintenance)	684	0.47
Subtotal	5,941	4.04
Total	16,199	11.10

The process operating costs have been developed in accordance with industry practice for feasibility studies for gold ore processing plants.

Quantities and cost data were compiled from a variety of sources including:

•	Metallurgical testwork
•	Consumable prices from suppliers
•	Advice from Leagold

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•	Lycopodium data and estimating methodologies
•	Orway Minerals Consultants (OMC) comminution circuit modeling
•	First principle calculations

The operating cost estimate includes the following major categories as discussed below:

•	Operating consumables
•	Plant maintenance costs
•	Power
•	Labour (operation and maintenance)
•	Laboratory costs

Operating Consumables

The consumables category includes reagents, diesel fuel and operating consumables such as mill liners, grinding media, cyclone parts, screen panels crusher and mill lubricants and tailings filter consumables. It excludes general maintenance consumables such as greases and lubricants, equipment spare parts and pump wear parts.

Consumption rates and pricing for consumables and reagents are summarized in Table 21.23. The rates have been estimated based on the following:

•	Comminution consumables (mill liners and grinding media) were predicted based on the ore Bond abrasion index values and the mill power consumption.
•	Reagent consumptions were derived from laboratory testwork values and adjusted, where experience deemed necessary, for plant operating practice. For minor items, such as goldroom fluxes, reagent consumption rates were based on first principle calculations, Lycopodium experience or generally accepted practice within the industry.
•	Diesel fuel usage for the elution circuit, carbon regeneration and refining furnace are based on equipment vendor information or historic data. Diesel fuel consumption for the mobile equipment is based on standard equipment consumption rates and equipment utilization. Diesel price of $0.95/L was used in the estimate.
•	Reagents prices were provided by Leagold from existing operation, or Lycopodium database for costs of minor items.

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Table 21.23: Base process plant consumables cost by major area

Area	Cost ($k/year)	Cost ($/tonne ore)
Crushing	167	0.11
Milling	2,395	1.64
CIL	6,371	4.36
Thickening and Filtration	742	0.51
Existing ADR Plant	375	0.26
Plant Mobile Equipment	253	0.17
Total	10,303	7.06

Unit costs of reagents and consumables used for operating cost estimation are shown in Table 21.24.

Table 21.24: Reagent and consumable unit cost

Category	Value[1] ($/t)
Sodium Cyanide - NaCN	1,700
Hydrated Lime - Ca(OH)2 at 90% CaO	134
Sodium Hydroxide - NaOH	403
Hydrochloric Acid - 33%	235
Flocculant	4,400
Activated Carbon	3,500
Anti-Scalant	2,400

Note1: Prices include delivery.

Maintenance

Maintenance costs, excluding labour and consumable costs, were estimated by applying factors (between 2% and 5%) to the mechanical equipment supply cost in each area of the plant. The factors applied are based on industry norms and Lycopodium’s experience on similar project. Crusher and filter wear parts are included in the consumables estimate. The maintenance costs are summarized by area, in Table 21.25.

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Table 21.25: Process plant maintenance cost

Area	Maintenance Cost ($k/year)	Maintenance Cost ($/t ore)
Process Plant	650	0.44
Reagents & Services	49	0.03
Mobile Equipment	100	0.07
Maintenance General	70	0.05
Miscellaneous	4	<0.01
Total	872	0.60

Power

The plant site electricity consumption is estimated based on the installed motor size of individual items of equipment, excluding standby equipment, adjusted by efficiency, load and utilization factors to arrive at the annual average power draw. This is then multiplied by total hours operated per annum and the electricity price to obtain the power cost.

The overall average plant power consumption is estimated at 6,876 kW. The estimated installed (connected) power and peak continuous draw are 13,733 kW and 9,230 kW respectively.

A unit price of $0.070/kWh was applied on estimate provided by Leagold. The power cost by area is shown in Table 21.26.

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Table 21.26: Process plant power cost by plant area

Area	Cost ($k/year)	Cost ($/tonne ore)
Area 120 - Feed Preparation	126	0.09
Area 130 - Milling and Classification	2,564	1.76
Area 140 - Screening / Tailings	685	0.47
Area 160 - Leaching	410	0.28
Area 170 - Acid Wash / Elution / Carbon regeneration	12	0.01
Area 180 - Refining, Smelting and ADR	23	0.02
Area 210- Reagents Area	10	0.01
Area 230 - Water Services	112	0.08
Area 250 - Compressed Air	149	0.10
Area 260 - Plant Fuel Storage and Distribution	0	<0.01
Area 270 - Electrical Services - Lighting and Small Power	105	0.07
Area 350 - Buildings	20	0.01
Total	4,216	2.89

Labour

The process plant operating and maintenance labour costs were estimated based on labour required for a brown field project i.e. expansion of existing operation. Existing management, operating and maintenance labour will support the CIL operating and maintenance teams. Labour rates are based on Leagold’s existing labour cost structures. Table 21.27 summarizes the total plant labour by each department.

Table 21.27: Plant labour summary

Sub-Department	Number of Employee
Management	0
Metallurgy	5
Laboratory / Sample Preparation	5
Operations	37
Maintenance	12
Total	59

The labour rates were developed based on the following rotations as per existing plant:

•	Professional/skilled employees: 5 days on, 2 days off.
•	Operating and maintenance staff: 12 hour shifts on a 4 days on, 4 days off rotation.

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The costs include all overheads including allowances, overtime payments, bonus, leave, medical and Government taxes and levies. Table 21.28 summarizes the process plant labour costs.

Table 21.28: Process plant labour cost

Category	People	Total Labour Cost ($/year)	Unit Cost ($/tonne ore)
Operations and Maintenance	59	683,613	0.47

Laboratory/Assay Costs

Process laboratory/assay costs are based on undertaking some sample preparation, solution assays and titrations at the CIL plant and commercial costs for solids and solutions for fire assay and chemical analyses.

The costs used for each sample was $6.00/sample (for fire assay) and $95.00/sample (for bullion assay) based on approximately 13,340 samples per year, the total estimated annual cost is $124,000 or $0.08/tonne ore.

Qualifications and Exclusions

The operating cost estimate includes all direct costs associated with the CIL plant from crushing to production of gold doré.

The estimate has the following qualifications/exclusions:

•	All sunk costs
•	ROM and dead stockpile rehandling costs
•	Government monitoring/compliance costs
•	All general and administration costs
•	Gold refining costs
•	Bullion transport costs including security staff for the transport of bullion
•	Bullion marketing costs
•	Bullion insurance in transit costs
•	Tailings transport and storage costs
•	Tailings dust suppression costs
•	External Government required monitoring and compliance costs
•	Cyanide detoxification costs (detoxification not required)
•	Rehabilitation or closure costs
•	Union fees

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•	First fill/opening consumables stocks are captured in the capital cost estimate

CIL Operating Cost by Ore Type

The copper content, and to a lesser extent the sulphur content, of the ore is critical to the CIL operating cost as they impact the cyanide and lime consumptions. Formulae were developed to estimate operating costs based on the CIL feed copper concentration. Table 21.29 shows the formula based on ore type which were applied to the mine schedule to modify the basic operating cost estimate.

Table 21.29: Operating cost base formula based on copper %

Ore Type	OPEX Formula [1]
BOP CIL	IF(%Cu BOP<0.126,2.25,6.419*%Cu BOP+1.437)* 1.716 + 9.414
LFUG CIL	IF(%CU LFUG <0.1,0.28,2.4722*%Cu LFUG+0.0328)* 1.700 + 9.291
BUG CIL	IF(%Cu BUG>0.22,13.46*%Cu BUG-1.381,1.58)* 1.700 + 9.314
Guadalupe CIL	IF(%Cu BOP<0.126,2.25,6.419*%Cu BOP+1.437)* 1.716 + 9.414
LFOP CIL	IF(%CU LFUG <0.1,0.28,2.4722*%Cu LFUG+0.0328)* 1.700 + 9.291

Note1: These formulas assume 1700 $/t cyanide, 134 $/tonne lime and a base OPEX of 9.09 $/t. Base OPEX includes all the costs excluding cyanide and lime.

As the scheduled plant feed is low in sulphur it was found unnecessary to correct the operating cost for sulphur content.

21.3.5	General and Administrative

General and administrative costs were estimated and supplied by the site, and were based on 2018 levels of spending with a 5% expected improvement from 2020 forwards as a consequence of cost-savings initiatives.

21.4	Conclusions and Recommendations
21.4.1	Open Pit Mining
•	Estimated sustaining capital for open pit mining is related to rebuilds and major component replacements. The LOM total is $40M. No additional fleet capacity is accounted for in the open pit sustaining capital cost estimate. Additional haul trucks are accounted for in the operating cost estimate during the 2022 to 2026 timeframe ($30.1M for truck rental costs).
•	The estimated mine operating costs for the open pits are based on the average Q2 and Q3 2018 actual mining costs, with adjustments in future periods for changing haul profiles to the waste rock dumps and the three ore processing destinations (crush heap leach, uncrush heap leach, and CIL).
•	The estimated LOM total mine operating cost for the open pit reserves is $705M and the estimated LOM average unit mining cost (inclusive of rental truck costs) is $1.36/t-mined.

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•	It is the opinion of the Qualified Person that the capital and operating costs developed for open pit mining are appropriate for the conversion of mineral resources to mineral reserves.

•	SRK recommends that Leagold complete a trade-off study to determine if it would be advantageous to purchase rather than rent haul trucks to provide the additional haulage capacity that will be required during the 2022 to 2026 timeframe.
21.4.2	Los Filos Underground
•	Estimated sustaining capital for Los Filos Underground is related to horizontal and vertical development, rebuilds and major component replacements, ventilation and safety. The sustaining capital for Los Filos Underground is $22.9M (2018 to 2021). No capacity additions are required for the mining fleet.
•	The estimated mining costs for Los Filos Underground are based on the average Q2 and Q3 2018 actual mining costs but are adjusted in future periods based on changes in annual requirements for ore mining, development mining, backfilling, and infill drilling.
•	The estimated LOM total mine operating cost for the Los Filos Underground is $140M and the estimated LOM average unit mining cost is $73.24/t-ore.
•	It is the opinion of the Qualified Person that the capital and operating costs developed for Los Filos Underground are appropriate for the conversion of mineral resources to mineral reserves.
21.4.3	Bermejal Underground

The operating costs for Bermejal Underground were estimated using a detailed first-principles costing model and calibrated to consider known productivity and similar performance factors from current operations at Los Filos Underground. The costs were estimated on the basis of contractor mining.

The physical drivers for the operating cost estimate are the physical schedules for mine operational development and production. Ground support costs are based on support designs that were developed for the various identified geotechnical domains. Support costs for driveage under engineered fill reflect the benefits of the consistency of the material.

21.4.4	Heap Leach

Heap leach operating costs are based on actual costs reported by Leagold for Q2-Q3 2018, and projected reductions in operating costs are based on initiatives that are currently being implemented by Leagold.

21.4.5	CIL Plant

It is the opinion of the Qualified Person that the capital and operating costs developed for the CIL plant are sufficient to support a feasibility level study. Both the metallurgical and engineering basis for quantities and the derivation of unit costs by testing the market for budget equipment and materials pricing and contractor rates were carried out in a manner suitable for deriving feasibility study estimates.

21.4.6	General and Administrative

General and Administrative costs were estimated and supplied by the site, and were based on 2018 levels of spending with a 5% expected improvement from 2020 forwards as a consequence of cost-savings initiatives.

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22	Economic Analysis
22.1	Summary

The Los Filos Mine Complex expansion project, that includes the construction of the Bermejal Underground mine and CIL plant, shows strong economic viability in the context of an overall operation. The after-tax net present value (NPV) of the cashflow of the entire project is estimated at $702.5M. The post-tax IRR is estimated at 86%, although this must be viewed in the context that significant portions of the cashflow are due to existing operations without significant initial capital investment contemplated.

Within that overall cashflow, a discrete project is being implemented that comprises the Bermejal Underground Mine and an associated CIL plant. The initial capital outlay associated with the Bermejal Underground and CIL plant is estimated at $180M. Economic analysis, evaluating the economic viability of these two capital projects, determined that both contribute positively to the overall cashflows and NPV of the Los Filos expansion project.

The project production schedule features high grades, particularly in the first five years of Bermejal Underground production. The high margins potentially achievable during this period drive significant value in the analysis. Approximately two-thirds of the total project NPV is achieved by the end of the fifth year of the 10-year production period (2019 to 2028). A summary of the economic analysis results are shown in Table 22.1 and in Table 22.2.

Payback period for the investment in the Bermejal Underground Mine and associated CIL plant is estimated at 2.3 years on a post-tax basis. This payback is calculated from January 1st 2019 (beginning of substantial investment) and includes consideration of all site cashflows, including the cashflows associated with the other mines and with heap-leaching operations so as to be from the perspective of an investor in the total site strategic plan. The payback period is the period from January 1st 2019 until the date at which the cumulative net post-tax cashflow becomes positive on a non-discounted, non-escalated basis. This date is estimated at approximately the end of March 2021.

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Table 22.1: Project valuation summary

Category	LOM	NPV
	($M)	($M) (Discounted at 5%)
Total Net Revenue	4,128.3	3,275.6
Total Mine Operating Costs	1,352.5	1,075.6
Total HL processing Opex	486.4	405.2
Total CIL processing Opex	176.1	134.6
Land Payment and General and Administrative	289.7	233.7
Total Operating Costs	2,304.8	1,849.0
Operating Cashflow	1,823.6	1,426.6
Total Initial Capital	180.1	172.5
Capitalized Stripping	125.7	106.1
Total Sustaining Capital	191.3	149.2
Total Capital Costs	497.1	427.9
Pre-Tax Cashflow	1,326.5	998.7
Corporate Income Tax	277.4	194.7
NET VAT Cashflow	-4.4	-1.1
Mining Duty	137.9	102.7
Total Tax	410.9	296.3
After-tax Net Cashflow	915.6	702.5

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Table 22.2: Project key outcome summary

Parameter	Value
Total Gold Proven And Probable Mineral Reserves*	4.509 Moz
Total Gold Production	3.299 Moz
Total Silver Production	5.405 Moz
Total Open Pit Material Mined (Ore+Waste)	516.8 Mt
Total Open Pit Ore Mined	95.9Mt
Open Pit, Average Mined Gold Grade	0.88 g/t
Total Underground Ore Mined	8.3 Mt
Underground, Average Mined Gold Grade	6.32 g/t
Total Ore Tonnes Processed	104.2 Mt
Cash Cost per Ounce	$697/oz
AISC per Ounce (Excl. Remediation)	$739/oz
AISC per Ounce (Incl. Remediation)	$755/oz
Post-Tax IRR (%)	86%
Post-Tax Net Cashflow (undiscounted) ($M)	$915.6
Post-Tax NPV (5%) ($M)	$702.5
Payback Period (yrs)	2.3 years from Jan 2019

*Note: Total gold metal contained is quoted from a consolidated Mineral Reserves statement for Los Filos Mine Complex (Table 15.1).

22.2	Methodology

The economic analysis was performed using a discounted cashflow model developed using MS Excel®. The model is a strict cashflow model that utilizes working capital estimates to adjust cashflow timing, but does not otherwise estimate intermediate stocks and cost of goods sold nor attempt to “match” expenditure and revenue for the purposes of deriving accounting measures such as profit or earnings. The cashflow model uses 2018 US dollars ($), nominal mid period quarterly discounting at a base case discount rate of 5% and a valuation date of October 31, 2018.

22.3	Technical-Economic Model Parameters

A number of inputs form the basis for the model. Mine schedule and costs associated with all open pit mining and Los Filos Underground were provided by Leagold and reviewed by SRK. Mine schedule and costs for Bermejal Underground were developed and provided by SRK. Operating and capital costs for processing and infrastructure were provided by Leagold and Lycopodium. Metallurgical recoveries were developed by Leagold and Lycopodium and applied separately to the technical-economic model (TEM).

The TEM uses a gold price of $1,250/oz, while Mineral Reserves were estimated at a gold price of $1,200/oz Au and $4.39/oz Ag. No currency conversion was undertaken with the TEM, but underlying Mexican Peso denominated costs were converted using an exchange rate of 20 MXN per USD prior to importation.

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Details are provided in the various sections elsewhere in this report, including Mineral Processing (section 13), Mineral Resource Estimates (section 14), Mineral Reserve Estimates (section 15), Mining Methods (section 16), Recovery Methods (section 17), Project Infrastructure (Section 18) and Capital and Operating Cost Estimates (section 21).

Details are provided in the various sections elsewhere in this report, including Mineral Processing (section 13), Mineral Resource Estimates (section 14), Mineral Reserve Estimates (section 15), Mining Methods (section 16), Recovery Methods (section 17), Project Infrastructure (Section 18) and Capital and Operating Cost Estimates (section 21).

22.4	Mine Development and Production Plans

Site-wide production was modelled from the three open pit mines and the two underground mine plans. The LOM tonnage from the schedules evaluated for each of the mines is summarised in Table 22.3.

Detailed production schedules for open pit and underground mines are shown in Table 22.4 and Table 22.5, respectively. Ore production schedule with a breakdown by mine is shown in Figure 22.1. Annual processing production schedule and metal production are shown in Table 22.6 and Figure 22.2, respectively.

Table 22.3: LOM mine production summaries

Production Summary	LOM Ore Quantity (Mt)	Grade (g/t Au)	Grade (g/t Ag)
Los Filos OP	26.9	0.6	2.4
Bermejal OP	34.6	0.6	7.9
Guadalupe OP	34.5	1.4	10.8
Los Filos UG	1.9	5.5	26.7
Bermejal UG	6.4	6.6	19.6
Total	104.2	1.31	8.49

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Table 22.4: Annual open pit production schedule

	Total / Avg.	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Los Filos Open Pit
Total material moved, kt	139,987	1,188	15,166	29,789	22,699	24,783	24,750	8,495	13,117
Total waste moved, kt	113,130	712	9,732	25,547	20,772	22,058	19,625	5,082	9,602
Total ore mined, kt	26,857	476	5,434	4,241	1,927	2,726	5,125	3,413	3,515
Stripping ratio, w:o	4.21	1.50	1.79	6.02	10.78	8.09	3.83	1.49	2.73
Au grade - ore mined, g/t	0.65	0.48	0.53	0.52	0.61	0.42	0.82	0.61	0.97
Contained gold - ore mined, oz	557,636	7,360	92,905	70,955	37,624	36,946	135,737	66,864	109,246
Bermejal Open Pit
Total material moved, kt	114,479	3,567	2,312	-	15,000	30,000	29,646	29,322	4,631
Total waste moved, kt	79,885	778	898	-	13,633	23,823	22,197	16,222	2,335
Total ore mined, kt	34,593	2,789	1,414	-	1,367	6,177	7,449	13,101	2,296
Stripping ratio, w:o	2.31	0.28	0.64	-	9.97	3.86	2.98	1.24	1.02
Au grade - ore mined, g/t	0.57	0.70	0.63	-	0.33	0.42	0.49	0.62	0.87
Contained gold - ore mined, oz	630,944	63,155	28,523	-	14,434	83,699	116,545	260,171	64,417
Guadalupe Open Pit
Total material moved, kt	262,366	-	-	30,016	22,000	36,200	39,087	36,800	36,800	49,663	11,800
Total waste moved, kt	227,889	-	-	29,385	18,731	32,434	31,811	31,654	34,231	43,284	6,358
Total ore mined, kt	34,477	-	-	631	3,269	3,766	7,276	5,146	2,569	6,378	5,442
Stripping ratio, w:o	6.61	-	-	46.59	5.73	8.61	4.37	6.15	13.32	6.79	1.17
Au grade - ore mined, g/t	1.37	-	-	1.18	2.05	2.07	0.81	0.46	0.59	1.88	1.88
Contained gold - ore mined, oz	1,519,872	-	-	23,876	215,774	250,514	189,805	75,630	48,943	386,465	328,866
Total Open Pit
Total material moved, kt	516,832	4,755	17,479	59,805	59,699	90,983	93,483	74,617	54,548	49,663	11,800
Total waste moved, kt	420,905	1,490	10,631	54,933	53,136	78,315	73,633	52,958	46,168	43,284	6,358
Total ore mined, kt	95,927	3,265	6,848	4,872	6,563	12,668	19,850	21,659	8,381	6,378	5,442
Stripping ratio, w:o	4.39	0.46	1.55	11.28	8.10	6.18	3.71	2.45	5.51	6.79	1.17
Au grade - ore mined, g/t	0.88	0.67	0.55	0.61	1.27	0.91	0.69	0.58	0.83	1.88	1.88
Contained gold - ore mined, oz	2,708,451	70,515	121,427	94,831	267,831	371,158	442,087	402,665	222,606	386,465	328,866

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Table 22.5: Annual underground mine production schedule

	Total / Avg.	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Los Filos Underground
Total ore mined, kt	1,910	112	717	622	458	-	-	-	-	-	-	-
Au grade, g/t	5.50	5.56	5.69	5.03	5.84	-	-	-	-	-	-	-
Contained gold, oz	337,934	19,987	131,243	100,619	86,085	-	-	-	-	-	-	-
Bermejal Underground
Total ore mined, kt	6,383	-	147	455	721	693	673	736	704	710	786	758
Au grade, g/t	6.57	-	4.43	4.92	6.15	7.50	8.19	8.87	7.35	5.73	5.58	4.94
Contained gold, oz	1,348,186	-	20,920	71,876	142,715	166,911	177,377	209,919	166,248	130,738	140,956	120,528
Total Underground
Total ore mined, kt	8,293	112	864	1,077	1,180	693	673	736	704	710	786	758
Au grade - ore mined, g/t	6.32	5.56	5.48	4.98	6.03	7.50	8.19	8.87	7.35	5.73	5.58	4.94
Contained gold, oz	1,686,120	19,987	152,163	172,495	228,800	166,911	177,377	209,919	166,248	130,738	140,956	120,528

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Source: SRK, 2018

Figure 22.1: Ore production schedule by mine

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Table 22.6: Annual processing production schedule

Item	Total / Avg.	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Heap Leach
Total ore processed, kt	92,506	3,377	7,712	5,212	6,283	11,901	19,063	20,936	7,624	5,628	4,768
Au grade - ore processed, g/t	0.85	0.83	1.10	1.01	1.06	0.66	0.60	0.57	0.78	1.59	1.82
Au recovery, %	64.54%	65.5%	81.71%	88.62%	73.75%	64.46%	59.40%	55.24%	60.12%	56.63%	56.99%
Recovered gold, oz	1,623,077	59,264	223,562	149,331	157,502	163,708	220,224	212,012	115,539	162,840	159,096
CIL plant
Total ore processed, kt	11,714			736	1,460	1,460	1,460	1,460	1,460	1,460	1,460	758.27
Au grade - ore processed, g/t	4.99			4.18	6.03	6.05	5.30	4.87	4.19	4.89	4.06	4.94
Au recovery, %	89.11%			91.98%	90.34%	86.84%	88.78%	90.02%	90.19%	87.60%	88.66%	90.00%
Recovered gold, oz	1,676,128			90,892	255,725	246,712	220,794	205,949	177,386	201,181	169,014	108,475
Total silver production, oz	5,404,590	67,828	136,912	249,996	649,065	648,874	967,651	834,493	500,001	790,234	456,600	102,934
Total gold production, oz	3,299,205	59,264	223,562	240,223	413,227	410,420	441,018	417,961	292,925	364,021	328,109	108,475

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Source: SRK, 2018

Figure 22.2: Precious metal production schedule

22.5	Revenue

The recovered metal was imported to the TEM from the integrated mine plan supplied. Recoveries were applied externally to the TEM and recovered metals were used as the basis of revenue calculations. Discussion of the recovery assumptions can be found in section 17. The life of mine revenues are summarised in Table 22.7.

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Table 22.7: LOM revenue estimates

Description	Units	LOM Total	NPV (5% discount rate)
Heap Leach Revenue
Payable Au Produced	oz	1,622,266
Payable Ag Produced	oz	2,210,080
Revenue from Payable Gold	$M	2,027.8	1,657.6
Revenue from Payable Silver (Market)	$M	10.2	7.1
TCRC and Freight	$M	8.1	6.6
Net Smelter Return - Dore	$M	2,030.0	1,658.0
Precious Metals Sales Duty	$M	10.1	8.3
Net Heap Leach Revenue	$M	2,019.8	1,649.7
CIL Revenue
Payable Au Produced	oz	1,675,290
Payable Ag Produced	oz	3,153,975
Revenue from Payable Gold	$M	2,094.1	1,615.4
Revenue from Payable Silver (Market)	$M	19.2	13.3
TCRC and Freight	$M	8.4	6.5
Net Smelter Return - Dore	$M	2,104.9	1,622.3
Precious Metals Sales Duty	$M	10.5	8.1
Net CIL Revenue	$M	2,094.4	1,614.2
Streaming Revenue	$M	14.3	12.0
Precious Metals Sales Duty	$M	0.3	0.2
Total Net Revenue	$M	4,128.3	3,275.6

22.5.1	Silver Stream Agreement

The Company’s silver production from the Los Filos Mine Complex is subject to the terms of an agreement (the “Silver Purchase Agreement”) with Wheaton Precious Metals Corp. (“WPM”). Under this agreement, the Company must sell a minimum of five million payable silver ounces produced by the Los Filos Mine Complex from August 5, 2010 to the earlier of the termination of the agreement or October 15, 2029 to WPM at the lesser of $3.90 per ounce (the “Fixed Price”) or the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract, and was $4.39 per ounce in October, 2018. For the purposes of modelling it was assumed that 1.6 million payable silver ounces had been sold to WPM under the terms of the agreement.

As the streaming arrangement is external to the Mexican entity, Mexican corporate income tax is assessed on the assumption that all silver is sold at market prices, and that the adjustment to the streaming prices is done on a post-tax basis from the perspective of the project. Consideration of the taxation implications of the streaming arrangements are not within the scope of this study.

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22.6	Treatment and Refining Charges and Freight/Transportation

Freight and transportation costs were estimated based on rates reflecting the current and historic costs at the mine. They are a small cost relative to overall project cashflows and were forecast as averaging $5.00 per ounce of payable gold. The LOM total TCRC/freight was estimated as $16.5M.

22.7	Cost Estimates

The cost estimates summarised in this section in some cases reflect adjustments where operating expenses were capitalised, as well as the reallocation of some initial capital to sustaining capital categories. In addition, LOM operating costs and sustaining capital expenses were truncated to match the truncated mine plans that were adjusted to model cessation of operations at the end of 2028.

22.7.1	Capital Costs

Capital costs were estimated using a combination of first-principles models and budgets and estimates based on the operating mines as detailed in section 21.2. The costs were imported to the TEM from an integrated cost model that aggregated the capital cost estimates from the various sources.

The LOM capital costs are summarised in Table 22.8.

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Table 22.8: LOM capital cost estimates

Initial & Expansion Capital Cost Estimates	($M)
Bermejal Underground Mining	65.4
CIL Plant	76.3
Tailings Filter System	26.1
Preparation of Tailings Deposition Area	4.0
Substation	6.5
Transmission Line	1.8
Total Initial Capital	180.1

Sustaining Capital
Los Filos Open Pit Mining	14.4
Bermejal Open Pit Mining	6.4
Guadalupe Open Pit Mining	19.2
Los Filos Underground Mining	22.9
Bermejal Underground Mining	54.7
Processing Sustaining (Heap Leach Pad)	15.1
General and Administrative Sustaining	5.8
Closure Costs	52.8
Total Sustaining Capital	191.3
Capitalized Stripping	125.7
Total Capital Costs	497.1

22.7.2	Capitalized Stripping

For the purposes of tax calculation and for categorization in terms of unit costs, a portion of the major waste-stripping costs was capitalized. The criteria for capitalization was that the waste stripping volume was above the waste-stripping level at the overall LOM average strip ratio for the mine. This closely coincided with pushbacks for major expansions and extensions, thus making the calculation a valid proxy for a phase-by-phase analysis and attribution. A summary of the costs capitalized is shown in Table 22.9.

Table 22.9: Capitalized waste-stripping costs

Capitalized Waste Costs	2019 & 2020	2021 - 2028	LOM
	($M)	($M)	($M)
Los Filos Open Pit	8.1	23.4	31.5
Bermejal Open Pit	0.0	28.0	28.0
Guadalupe Open Pit	29.0	37.2	66.2
Total Capitalized Waste Movement Costs	37.1	88.6	125.7

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22.7.3	Operating Costs

Operating costs were estimated using a combination of first-principles models and budgets and estimates based on the operating mines as detailed in section 21.3. The costs were imported to the TEM from an integrated cost model that aggregated the operating cost estimates from the various sources.

The LOM operating costs and associated unit costs are shown in Table 22.10. Note that the open pit operating costs are stated after the capitalization of waste-stripping as described in section 22.7.2.

Table 22.10: Operating cost summary

Operating Costs	LOM ($M)	Unit Costs ($/t)	Basis
Los Filos OP	139.1	5.18	per tonne of ore produced
Bermejal OP	118.1	3.41	per tonne of ore produced
Guadalupe OP	322.0	9.34	per tonne of ore produced
Los Filos UG	139.9	73.24	per tonne of ore produced
Bermejal UG	633.4	99.24	per tonne of ore produced
Heap Leach Processing	486.4	5.26	per tonne of ore processed
CIL Processing	176.1	15.03	per tonne of ore processed
Land Payment and General and Administrative	289.7	2.78	per tonne of total ore processed
Total	2,304.8	22.11	per tonne of total ore processed

22.7.4	Closure Costs

Closure costs were supplied to the economic analysis from a separate estimate. For the purposes of cashflow modelling the expenditure on closure and reclamation was assumed to be undertaken in the year following cessation of production. In the case of the cashflow modelling, due to the truncation of production schedules beyond 2028, this was modelled to occur in 2029. The total estimate for closure and remediation was $52.8M, as shown in Table 22.8.

22.7.5	Unit Production Costs

Table 22.11 shows the LOM unit costs per ounce of metal produced, which coincides with the World Gold Council definition of all-in sustaining costs (AISC).

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Table 22.11: Unit costs per ounce of gold produced

Cost Category	Cost ($/oz Au)
On-site Mining and Processing Costs	611.08
General and Administrative, Community, and Land Access	87.85
Royalties and Production Taxes	6.35
TC/RC	5.00
By-product credits	-13.28
Sub-total Opex	697.00
Underground Sustaining Development	23.51
Other Sustaining Capex	18.50
Sub-total AlSC (excl. remediation)	739.01
Reclamation and Remediation	16.01
Sub-total AISC (incl. remediation)*	755.02
Non-sustaining Capex	54.60
All-in Costs	809.62

*Note: This measure coincides with the world Gold Council definition of All-in Sustaining Cost (AISC)

Source: SRK, 2018

Figure 22.3: Unit costs per ounce of gold produced

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22.8	Taxes and Royalties

The economic model uses the following corporate taxes, depreciation and royalties:

Corporate Tax

•	Corporate tax rate of 30%
•	A special mining duty of 7.5% is applied on EBITDA
•	A beginning balance of tax-loss carry forwards that could be used as deductions offsetting taxable income is assumed
•	For corporate income tax calculations, silver revenue utilizes the spot silver price, not the silver streaming price

Taxation Depreciation

•	The treatment of depreciation and company taxes are based on the understanding of current Mexican tax law
•	An opening balance for historical depreciation related to past capital expenditures that could be used as deductions offsetting taxable income is assumed
•	A provision was made for depreciation using a straight-line method for a period of 10 years for capital costs.

Government Royalties

•	The Government of Mexico is entitled to a 0.5% royalty on gold and silver sales, without any deductions
22.9	Project Valuation
22.9.1	Financial Metrics

The financial analysis of the project is summarized in Table 22.12 and Table 22.13. The annual cashflows are summarized in Table 22.14.

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Table 22.12: Project key outcome summary

Parameter	Value
Total Gold Proven And Probable Mineral Reserves*	4.509 Moz
Total Gold Production	3.299 Moz
Total Silver Production	5.405 Moz
Total Open Pit Material Mined (Ore+Waste)	516.8 Mt
Total Open Pit Ore Mined	95.9Mt
Open Pit, Average Mined Gold Grade	0.88 g/t
Total Underground Ore Mined	8.3 Mt
Underground, Average Mined Gold Grade	6.32 g/t
Total Ore Tonnes Processed	104.2 Mt
Cash Cost per Ounce	$697/oz
AISC per Ounce (excl. remediation)	$739/oz
AISC per Ounce (incl. remediation)	$755/oz
Post-Tax IRR (%)	86%
Post-Tax Net Cashflow (undiscounted) ($M)	$915.6
Post-Tax NPV (5%) ($M)	$702.5
Payback Period (yrs)	2.3 years from Jan 2019

Note: Total gold metal contained is quoted from a consolidated Mineral Reserves statement for Los Filos Mine Complex (Table 15.1).

Payback period for the investment in the Bermejal Underground Mine and associated CIL plant is estimated at 2.3 years on a post-tax basis. This payback is calculated from January 1st 2019 (beginning of substantial investment) and includes consideration of all site cashflows, including the cashflows associated with the other mines and with heap-leaching operations so as to be from the perspective of an investor in the total site strategic plan. The payback period is the period from January 1st 2019 until the date at which the cumulative net post-tax cashflow becomes positive on a non-discounted, non-escalated basis. This date is estimated at approximately the end of March 2021.

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Table 22.13: Project LOM cashflow summary

Category	LOM	NPV
	$M	($M) (5% discount rate)
Total Net Revenue	4,128.3	3,275.6
Total Mine Operating Costs	1,352.5	1,075.6
Total HL processing Opex	486.4	405.2
Total CIL processing Opex	176.1	134.6
General and Administrative, Community and Land Access	289.7	233.7
Total Operating Costs	2,304.8	1,849.0
Operating Cashflow	1,823.6	1,426.6
Total Initial Capital	180.1	172.5
Capitalized Stripping	125.7	106.1
Total Sustaining Capital	191.3	149.2
Total Capital Costs	497.1	427.9
Pre-Tax Cashflow	1,326.5	998.7
Corporate Income Tax	277.4	194.7
NET VAT Cashflow	-4.4	-1.1
Mining Duty	137.9	102.7
Total Tax	410.9	296.3
After-tax Net Cash Flow	915.6	702.5

The Los Filos expansion project, that includes the construction of a Bermejal Underground mine and CIL plant, shows strong economic viability in the context of the overall operation. The post-tax net present value (NPV) of the cashflow of the entire project is estimated at $702.5M. The post-tax IRR is estimated at 86%, although this must be viewed in the context that significant portions of the cashflow are due to existing operations that are without significant initial capital investment contemplated.

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Table 22.14: Annual Cashflow summary at $1250 per ounce gold price

	Total / Avg.	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Gross revenue	4,121.9	74.0	279.3	300.1	516.3	512.8	551.0	522.2	366.0	454.8	409.9	135.5
Less: Royalties	20.9	0.4	1.4	1.5	2.6	2.6	2.8	2.7	1.9	2.3	2.1	0.7
Less: Refining & transport, plus silver credits	-27.3	0.0	0.5	0.1	-0.7	-0.7	-1.8	-2.7	-6.0	-9.9	-5.2	-1.0
Net revenue	4,128.3	73.7	277.4	298.5	514.3	510.8	550.0	522.3	370.1	462.4	413.0	135.8

Operating costs
Mining, open pit	579.3	6.8	23.6	32.9	49.5	89.5	123.5	96.5	54.7	79.9	22.3	0.0
Mining, underground	773.3	8.0	60.5	98.9	112.1	75.4	68.9	67.0	66.6	74.6	71.6	69.6
Processing	662.5	19.257	75.643	60.573	66.225	81.897	99.845	94.677	50.953	52.991	50.683	9.768
Site G&A, community and land access	289.7	7.1	33.6	32.7	32.7	29.3	29.3	29.3	29.3	22.2	22.2	22.2
Total operating costs	2,304.8	41.2	193.3	225.1	260.6	276.0	321.5	287.5	201.6	229.7	166.8	101.6

Operating Cashflow	1,823.6	32.5	84.1	73.4	253.8	234.8	228.5	234.8	168.5	232.7	246.3	34.3
Sustaining capital - underground development	77.5	0.5	9.5	18.6	18.3	10.6	7.1	5.1	3.6	4.4	0.0	0.0
Sustaining capital - other	61.0	0.0	8.6	9.3	6.1	7.1	8.2	5.4	4.7	8.5	3.1	0.0
Expansion - CIL plant, other infrastructure	114.7	0.0	79.1	35.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Capitalized O/P stripping (Los Filos)	31.5	0.0	0.6	7.5	11.8	11.6	0.0	0.0	0.0	0.0	0.0	0.0
Capitalized O/P stripping (Bermejal)	28.0	0.0	0.0	0.0	10.4	11.4	6.1	0.0	0.0	0.0	0.0	0.0
Capitalized O/P stripping (Guadalupe)	66.2	0.0	0.0	29.0	0.0	11.2	0.0	0.0	24.3	1.8	0.0	0.0
Expansion - Bermejal U/G	65.4	0.0	46.8	18.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reclamation, other	52.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	52.8
Net project cash flow, before tax	1,326.5	32.0	-60.6	-45.1	207.2	183.0	207.0	224.4	136.0	218.1	243.2	34.3	-52.8
Mining duty, Income taxes, and VAT movement	410.9	0.0	8.5	5.1	4.5	19.8	45.3	71.5	74.0	41.9	66.5	72.1	1.5
Net cashflow	915.6	32	-69	-50	203	163	162	153	62	176	177	-38	-54
AISC $//oz	739	710	955	1,061	694	721	766	713	703	646	509	934

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22.9.2	Sensitivity Analyses

Table 22.15, Table 22.16 and Table 22.17 show the results of two-factor simple sensitivity analysis. They report overall project NPV in response to variances in combinations of prices and costs. For the purposes of these analysis, the underlying mine and processing strategy remained unchanged. In reality, plans would be altered to respond to different-than-expected eventualities in terms of prices and/or costs, thus mitigating downside risk and providing opportunities to capitalize on upside eventualities.

Figure 22.4 shows a single sensitivity diagram.

Table 22.15: Total cost and gold price sensitivity table

		Total Project Operating and Capital Costs (incl. freight & insurance) ($M)
		$2,382	$2,522	$2,662	$2,802	$2,942	$3,082	$3,222
		-15%	-10%	-5%	0%	5%	10%	15%
Gold Price $/oz	$1,100	655	573	489	437	354	271	186
	$1,150	743	660	578	526	444	361	278
	$1,200	830	748	666	615	533	451	368
	$1,250	917	835	753	702	622	540	458
	$1,300	1,004	922	840	790	709	628	547
	$1,350	1,091	1,009	927	877	797	716	635
	$1,400	1,178	1,096	1,014	964	884	804	723

Table 22.16: Operating cost and gold price sensitivity table

		LOM Operating Costs ($M)
		$1,959	$2,074	$2,190	$2,305	$2,420	$2,535	$2,650
		-15%	-10%	-5%	0%	5%	10%	15%
Gold Price $/oz	$1,100	642	575	506	437	368	298	227
	$1,150	730	662	595	526	457	389	319
	$1,200	817	750	682	615	547	478	409
	$1,250	904	837	770	702	635	567	498
	$1,300	991	924	857	790	722	655	587
	$1,350	1,078	1,011	944	877	810	743	675
	$1,400	1,165	1,098	1,031	964	897	830	763

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Table 22.17: Capital cost and gold price sensitivity table

		LOM Capital Costs ($M)
		$422	$447	$472	$497	$522	$547	$572
		-15%	-10%	-5%	0%	5%	10%	15%
Gold Price $/oz	$1,100	462	443	424	437	420	403	386
	$1,150	551	532	513	526	509	492	475
	$1,200	638	620	602	615	598	581	564
	$1,250	726	708	689	702	686	669	652
	$1,300	813	795	777	790	773	756	740
	$1,350	900	882	864	877	860	844	827
	$1,400	987	969	951	964	947	931	914

Figure 22.4: Single factor sensitivity spider chart

22.10	Bermejal Underground and CIL Plant Analysis

The financial analysis considered the incremental value created by the Bermejal Underground and CIL plant major capital projects. To undertake this analysis, a separate discounted cashflow was modelled using the relevant revenues and costs. This analysis was carried out on a pre-tax basis as attributing tax liability to discrete project components was considered more complex than warranted. Some site-wide cost estimates were pro-rated on the basis of either mine production share or processing share so as to logically attribute the appropriate costs to these projects.

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The combined underground mine and CIL plant was demonstrated to have positive cashflows and NPV on the basis of current assumptions.

22.11	Conclusions and Recommendations

The overall project strategy appears sound on the basis of the analysis undertaken. The forecast input parameters and ongoing performance should be subject to periodic review, and any significant deviation from the assumptions used in this study should be considered as potentially requiring a review of the investment and operating strategy.

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23	Adjacent Properties

The Los Filos Mine Complex property is located in the Guerrero Gold Belt, near other mines, advanced projects, and properties belonging to Torex Gold (El Limon - Los Guajes Mine), Alio Gold (Ana Paula Project), Telson (Campo Morado Mine), Agnico Eagle (Magnetita and Las Calles properties), Osisko Mining, and Guerrero Ventures. Concessions held by public and private companies in the region are shown in Figure 23.1.

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N
PEÑOLES
N 2'025,000
TELSON
N 2'000,000
ALIO GOLD
TOREX GOLD
N 1'975,000
AGNICO EAGLE
LEAGOLD (DMSL)
GUERRERO VENTURES
OSISKO MINING
LEGEND
DMSL
AGNICO EAGLE
TOREX GOLD
MINERA TECK
JORGE PREISSER RIVERA
EXPLORACIONES LA PARREÑA SE de CV
MINERA DE CORDILLERAS
TELSON
EXPLORACIONES LA PLATA
AGUILA PLATEADA
ALIO GOLD
GUERRERO VENTURES
CITATION RESOURCES
E 380,000
E 405,000
E 430,000
E 455,000

Source: Leagold, 2018

Figure 23.1: Regional mining concessions and mining operations

There are 42 concessions held by DMSL; 30 of these concessions constitute the Los Filos Mine Complex property, and the other 12 concessions are regional exploration properties.

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The Guerrero Gold Belt is a northwest trending series of Tertiary intrusives within a carbonate package. Gold oxide and sulphide skarn mineralization is associated with hornfels and skarn alteration at the contacts between intrusives and carbonate rocks. This type of mineralization is present in the various deposits on the Los Filos Mine Complex property and at Torex Gold’s El Limon mine and other nearby prospects.

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24	Other Relevant Data and Information
24.1	CIL Plant Execution Strategy

The CIL plant capital estimate is based on an execution strategy using an EPCM implementation approach. Leagold will engage an experienced engineering and project implementation firm (the Engineer) to provide EPCM services for the CIL process plant and associated infrastructure.

The Engineer will complete the engineering and procurement from its base office as well as preparing and awarding contract packages for the site work. It is likely that the site contracts will be awarded as horizontal packages for earthworks, civils (concrete), field erected tankage, structural, mechanical and piping (SMP) installation and electrical and instrumentation (E&I) supply and installation.

Specialist consultants may be contracted by Leagold to address specific elements of the Project; this may include geotechnical, the expansion of the high voltage power supply network and the impact and integration of the CIL plant on the power grid feeding the site.

The Engineer and the specialist consultants will interact on the implementation and management of the overall project as part of an integrated team with Leagold. Effective, efficient and timely communication between the entire project team will be crucial for the successful completion of the Project.

An essential goal for the execution phase of the Project will be the attainment of the best safety record possible. To accomplish this, all contractors and involved personnel will adhere to defined safety objectives and standards developed by Leagold and the Engineer. These will include all appropriate safety requirements specified by acts and regulations in Guerrero State, Mexico.

The Engineer will put in place a site team and effective project management and control procedures to monitor and control budget, schedule and working practices across all contractors on the site. The Engineers team will likely be a mix of expatriates and Mexican nationals. The Engineer will adopt the most appropriate approach, on Leagold's behalf, to ensure the shortest possible construction period is achieved without risking the quality of the work, the cost or site safety.

In conjunction with operations personnel from Leagold, the Engineer will provide commissioning services to bring the project into operation in a controlled and timely manner. The Engineer will manage the commissioning process up to the introduction of ore and process materials into the circuit at which time the Leagold operating team will take over with the Engineer providing support as required.

Leagold will develop and implement an operational readiness plan leveraging off its existing facilities and personnel on site. The Engineer will supervise initial commissioning runs to prove that the plant performs in accordance with the specified design/performance criteria, and to provide such additional supervision and expertise as is required to rectify any defects and thereby to enable the plant to operate at its specified parameters.

At the completion of all construction and commissioning activities, the Engineer will provide a handover certificate, "as built" documentation and a close out report, reflecting the fact that the plant and infrastructure is complete, has been commissioned, and is fully functional and ready to operate.

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A preliminary execution schedule for the EPCM scope has been prepared and is provided in summary form in Figure 24.1.

On the project critical path for development of the plant is fabrication and installation of both the tailings filter presses and the SAG mill and completing the design, fabrication and installation of the structural steel.

The schedule developed for the study is based on fabrication durations indicated by Mexican national and international vendors during the request for budget pricing exercise and no allowance has been made for possible acceleration of works or shortening of delivery times that may be achieved when competitive tendering is underway.

Based on the assumption of a January 2019 start to engineering and enabling purchase orders to be placed for the tailings filter presses and the SAG mill in April 2019, it is anticipated that first gold to the new CIL plant could be achieved in late September 2020. It should be noted, however, that the scheduled date for commencement of front end engineering and design has passed without award of the work. This is likely to push project completion into the fourth quarter of 2020 or later unless opportunities to accelerate the procurement and installation of long lead items can be identified.

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Activity ID	Activity Name	Duration (Days)
Los Filos Preliminary EPCM Rev.1		488
Project Milestones		488
0100EPM0010	Approval to Start FEED	0
0100EPM1060	SAG Mill Engineering PO Award	0
0100EPM1080	Tailings Filter Engineering PO Award	0
0100EPM0080	SAG Mill PO Award	0
0100EPM1040	EPCM Award	0
0100EPM1050	Bulk Earthworks Contract Award	0
0100EPM1090	Tailings Filter PO Award	0
0100EPM1070	Start Construction	0
0100EPM0110	SMP Installation Contract Awarded	0
0100EPM0130	Plant Concrete Works Completed	0
0100EPM0140	SAG Mill Delivered to Site (Shell & Jacking Cradle)	0
0100EPM0990	Energization Main Transformers	0
0100EPM0150	Commissioning Complete	0
0100EPM1000	First Gold Pour	0
0100EPM1010	EPCM Project Complete	0
Client		53
8000EPM0010	Geotechnical Information Available	0
8000EPM0020	Permitting	53
Engineering		190
Detailed Engineering		150
Design and Drafting - by Facility		180
Procurement		323
Tender, Evaluation, Award		185
Long Lead Items		102
Non-Long Lead Items		130
Vendor Drawings		125
Manufacture		206
Fabrication		248
Delivery to Site		150
Contracts		190
Construction		373
Mobilisation		232
Site Establishment		24
Process Plant		368
Reagents and Plant Services		229
Plant Infrastructure		250
Integration with ADR Plant (Elecrtowinning Cells)		120
Commissioning		84
Process Plant Ramp Up		40

Month
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27
Approval to Start FEED
SAG Mill Engineering PO Award
Tailings Filter Engineering PO Award
SAG Mill PO Award
EPCM Award
Bulk Earthworks Contract Award
Tailings Filter PO Award
Start Construction
SMP Installation Contract Awarded
Plant Concrete Works Completed
SAG Mill Delivered to Site (Shell & Jacking Cradle)
Energization Main Transformers
Commissioning Complete
First Gold Pour
EPCM Project Complete
Geotechnical Information Available

LEAGOLD MINING

Remaining Level of Effort | Remaining Work
Actual Level of Effort | Milestone
Actual Work | Summary

Los Filos Project

EPCM Schedule - Preliminary for Study

Lycopodium

Source: Lycopodium, 2018

Figure 24.1 Summary of CIL plant construction schedule

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24.2	Conclusions and Recommendations
24.2.1	CIL

The execution strategy for the CIL plant on which this technical report is based is that of a conventional EPCM approach that is appropriate for the project scope and location. The approximately 23-month preliminary schedule developed for design, construction and commissioning of the plant is based on realistic past performance parameters for a project of this size and scope and can be achieved with the assistance of a competent EPCM engineering firm.

At the time of completing this technical report, however, several of the EPCM milestones scheduled for Q1 2019 have not been completed as a construction decision for the CIL plant has not yet been made by Leagold. Once a construction decision has been made, the 23 month design and construction schedule will be applicable from that point forward, and opportunities to accelerate the schedule will be investigated. The schedule is based on three months lead time to start front-end engineering and design (FEED) and to place orders for long lead time equipment prior to commencement of EPCM.

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25	Interpretations and Conclusions
25.1	Interpretations

The Los Filos Mine Complex has a mine life of 10 years (2019 to 2028) producing an average of 324 koz per year based on 3.240 Moz recoverable gold from Proven and Probable Mineral Reserves of 4.509 Moz contained gold as of 31 October 2018 (Table 15.1).

25.2	Conclusions

The conclusions on the various areas of the Los Filos Mine Complex include the following.

25.2.1	Property Title, Land Access, Permitting
•	Property title and ownership are in good standing and expiration dates extend beyond the current mine life.
•	Surface Land agreements are in place and are negotiated regularly.
•	All permits for current operations are in place.
•	Pending permitting issues are being managed and are in the process of resolution. These issues pose minimal risk to operations.
25.2.2	Mineral Resources and Mineral Reserves

Mineral Resources

Mineral resource estimates presented in this report represent the global mineral resources located at the Los Filos Mine Complex as of October 31, 2018. The mineral resources were estimated by DMSL personnel. The resources were validated and verified by Dr. Gilles Arseneau, P.Geo. (APEGBC, 23474), an independent Qualified Person for the purpose of National Instrument 43-101. Mineral Resources are inclusive of Mineral Reserves and do not include dilution. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.

There are no known environmental, permitting, socio-economic, legal, title, taxation, marketing, political or other relevant factors, which could materially affect the Mineral Resource estimate.

Mineral Reserves

•	Mineral reserves are reported in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101).
•	Mineral reserves were estimated using a gold price of $1,200/oz Au, a silver price of $4.39/oz Ag, and an Effective Date of October 31, 2018 (Table 15.1).
•	Los Filos Mine Complex Mineral Reserves are composed of Proven and Probable open pit reserves of 95.9 Mt at an average grade of 0.88 g/t Au containing 2.708 Moz gold plus Proven and Probable underground reserves of 8.3 Mt at an average grade of 6.32 g/t Au containing 1.686 Moz gold. Additionally, there are 0.114 Moz of Probable recoverable gold reserves in leach pad inventory (Table 15.1).

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•	The Qualified Persons consider the current Mineral Reserve estimate to be prepared according to CIM (2014) Definition Standards and acceptable for mine planning and production scheduling purposes.
25.2.3	Metallurgical Testwork

Heap Leach Facility

In the opinion of the Qualified Person, the metallurgical testwork data provides reliable gold extraction data that supports the declaration of Mineral Resources and Mineral Reserves.

•	Metallurgical tests were performed on samples that were representative of each ore type.
•	Metallurgical testwork has been comprehensive and appropriate for selecting the optimal process technology.
•	Recovery factors estimated for the heap leaching process are based on appropriate metallurgical testwork, and these have been confirmed by recent production data.
•	Heap leaching process conditions, including reagent additions, were appropriately determined to optimize field operation parameters.
•	Some areas of the Bermejal Open Pit and Underground deposits contain high sulphur and copper levels. Gold recovery has been found to decrease with increasing sulphur levels in the ore and cyanide consumption has been found to increase with increasing copper levels in the ore.
•	Coarse bottle roll testwork conducted on Guadalupe ore composites demonstrated gold extractions from Guadalupe ore are similar to, and in some cases higher than, Bermejal. As such, heap leach recovery models developed for Bermejal can be applied to Guadalupe.

Carbon-in-Leach

It is the opinion of the Qualified Person that the CIL metallurgical testwork data provides sufficient and reliable ore characterization and gold extraction data to support a feasibility level study.

•	The variability comminution testwork is adequate to support the comminution circuit design.
•	The available testwork clearly indicates the impact of cyanide soluble copper on reagent consumption. The data yielded a reliable operating cost model, applied in the optimization of the mining schedule along with the gold extraction model.
•	There is sufficient testwork and other data to support the gold and silver recovery estimates used for all material scheduled to be fed to the proposed CIL plant.
25.2.4	Open Pit Mining Operations
•	Open pit mining commenced at Los Filos Mine Complex in 2005. Orebody characteristics, geotechnical conditions, and open pit mining productivities are well-understood.
•	Collectively, the open pits are expected to produce 95.9 Mt of ore (28,700 ore tonnes per day on average) during the 2018 to 2027 timeframe. Total material movement (ore plus waste) is expected to average 155,000 tonnes per day.

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25.2.5	Underground Mining Operations

Los Filos Underground

•	Los Filos Underground is a mature mining operation with well-understood orebody characteristics, geotechnical conditions and mining productivities.
•	Overhand cut-and-fill and overhand drift-and-fill are proven mining methods at Los Filos Underground. Both methods offer a high degree of selectivity and minimize dilution.
•	The mine is expected to produce approximately 1.9 Mt of ore (1,650 tonnes per day) over its remaining life (2018 to 2021).

Bermejal Underground

•	Underhand drift-and-fill is a self defining, highly selective, and flexible mining method with good industry benchmarks and operating analogues.
•	Cemented rock fill is an industry proven backfill material which has been used in other mines employing underhand mining techniques.
•	Bermejal Underground should be developed primarily as an underhand drift-and-fill mine with cemented rock fill before implementing any bulk mining or cut-and-fill optimizations (i.e. benching, loose filling, overhand methods).
•	The Bermejal Underground deposit is estimated to produce approximately 720,000 tonnes per annum (1,970 tonnes per day) during steady state production (2021 to 2028).
•	Annual gold production averages 157,000 delivered ounces per year during steady state production (2021 to 2028). A peak of 210,000 oz of gold is planned to be delivered in 2024.
•	Production and development productivity rates are a function of expected ground conditions, and the associated ground support regime employed, among other factors.
25.2.6	Recovery Methods

Heap Leach

•	Conventional Uncrush and Crush ore heap leaching is used to recover gold and silver from open pit and underground ore sources.
•	The historic lack of proper ore agglomeration has resulted in poor heap permeability and poor gold leaching performance in the past.
•	Poor historical heap leach performance has resulted in a very high inventory of recoverable gold remaining in the heaps.
•	Leagold has taken steps to improve heap leach operating procedures and installed an agglomerating drum and overland conveyor system in mid-2018 to improve ore agglomeration and efficiency of ore transport and stacking.
•	Leagold has taken steps to recover the gold inventory through secondary processing techniques that have included rehandling and releaching of selected zones on Pad 1, pressure injection of leach solution on Pad 1 and re-handling and re-leaching of selected zones on Pad 2.

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•	During the period from January 2017 to October 2018, almost 86,000 ounces of recoverable gold inventory were recovered from Pad 1 by the rehandling, releaching and high pressure injection as part of the secondary releaching effort.
•	Remaining inventory of recoverable gold in Pad 1 as of October 2018, is estimated at 114 koz.
•	Leagold has implemented a re-handle and re-leach program to recover the remaining recoverable gold ounces from Pad 1.
•	The planned re-handle and re-leach program will reprocess 27.6 Mt of Pad 1 material over the next four years in an effort to recover the estimated 114 koz of recoverable gold inventory.
•	The installation and commissioning of an agglomerating drum in mid-2018 has improved Crush ore heap leach performance.
•	Ore from the Bermejal deposit is expected to contain higher copper grades, which will result in higher operating costs due to higher cyanide consumption. The higher copper grades in the Bermejal ore will also result in higher copper concentrations in the leach solutions, which may result in operational issues if the copper concentration in the leach solution is not managed.
•	It is recommended that processes such as the SART process be investigated as a method for managing the anticipated high copper concentrations in the leach solution. The SART process can also result in the production of a marketable copper sulphide product and regeneration of cyanide for reuse in the process, both of which can offset the higher process operating costs resulting from processing ore with higher copper grades.

Carbon-in-Leach

•	It is the opinion of the Qualified Person that the process plant designed around the flowsheet and layout as described earlier of the technical report is suitable for the treatment of the various ore types and tonnages indicated in the CIL feed schedule in the mine plan, the caveat being that if the feed to the CIL plant can be blended to avoid extremes in material hardness or high cyanide soluble copper content, the operating cost and gold and silver recovery performance should be in accordance with the predictions in this technical report.
25.2.7	Mine Complex Infrastructure

Waste Rock Facilities

•	The planned waste rock facilities will provide adequate storage capacity for the LOM open pit waste rock, with the underground waste rock being used as backfill or deposited in small piles adjacent to the underground portals. New facilities are proposed, partially or completely overlapping the existing facilities including the in-pit WRFs. Detailed stability analyses for these facilities will have to be completed in the next stages of design.
•	Some of the currently existing WRFs reached their storage capacity and reclamation activities have commenced.

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Filtered Tailings Storage Facility

•	The existing lined heap leach facilities will provide ample footprint to accommodate facilities for disposal of the CIL tailings in the form of a filtered tailings facility, commonly known as dry-stack tailings. The selected location will require some additional lining, but the total required capacity could be increased significantly with essentially no incremental preparation work being required. Rigorous stability analyses and a detailed geotechnical foundation investigation program will have to be completed in the next stages of design.
25.2.8	Market Studies and Contracts
•	The Company is able to market the doré produced from the Los Filos Mine Complex and will do so in the future.
•	The terms contained within the sales contracts are consistent with standard industry practice and are similar to contracts for the supply of gold doré elsewhere in the world.
•	Silver production is sold to Wheaton Precious Metals through a long-term contract.
•	Metal prices for projected revenue have been reviewed and are appropriate for the commodity and for the mine life projections.
25.2.9	Economic Analysis

The overall project strategy appears sound on the basis of the analysis undertaken. The forecast input parameters and ongoing performance should be subject to periodic review, and any significant deviation from the assumptions used in this study should be considered as potentially requiring a review of the investment and operating strategy.

25.3	Key Risks
25.3.1	Geology

The estimation of mineral resources is not without risks, several factors such as additional drilling and sampling may affect the geological interpretation, the conceptual pit shells, or the underground mining assumptions. Other factors that may have an impact, positive or negative, on the estimated mineral resources include the following:

•	Gold and silver price assumptions
•	Changes in interpretations of lithological or geometallurgical domains
•	Pit slope angles for the open pits or geotechnical assumptions for underground stope designs
•	Changes to the methodology used to assign densities in the resource models
•	Changes to the assumptions used to generate the gold cut-off grades for resource declaration
•	Changes to the search orientations, search ellipse ranges, and numbers of octants used for grade estimation
•	Revisions to the classification criteria used at the Los Filos Mine Complex

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25.3.2	Mining

Guadalupe Open Pit

•	The available survey information for historical underground mining at Guadalupe may not include survey data for all of the mined out stopes. A targeted drilling program should be conducted to provide a better understanding of the extent of historical underground mining. The results of this drilling program should be used to confirm depletion in the 3-D block model.
•	Formal procedures should be developed for open pit mining operations that will be conducted in and around the historical underground workings in Guadalupe Open Pit to ensure the safety of personnel and equipment.

Bermejal Underground

•	Execution of a fully underhand drift-and-fill mine requires change to operating methodologies and quality assurance and quality control practices. Effective Change Management must be employed to ensure smooth transition and steady ramp-up.
•	Early stoping of upper zones in Bermejal Underground will be key to understanding and actual stope productivities and validating the planned productivities from the Feasibility Study. Meeting the production ramp-up is contingent on achieving planned rates.
•	Effective management and planning of the grade control program will be key to meeting planned production and gold output. New systems may need to be employed to effectively manage gold grade, as well as deleterious elements such as copper and sulphur.
•	The ventilation network relies heavily on the planned vertical development infrastructure. Adequate geotechnical investigation should be completed prior to raising large diameter ventilation shafts. Contingency plans should also be in place, in the event that design alternatives are needed.
25.3.3	Geotechnical

Open Pit

•	Time dependent rock mass fatigue may be a significant factor in bench to inter-ramp scale stability of weaker rock.
•	The Guadalupe Starter Pit slope design guidelines should be based on the results of a rock mass characterization program (drilling and logging) in the rock mass to be mined since the design is based on the minimum requirement of angle-of-repose mining, which is sub-optimal.
•	Zones of increased brittle deformation, and individual faults, have been identified from photographs of the pits, and these may pose stability risks during the next phase of mining.
•	Increased pore-pressures within the relatively ‘tight’ altered rock mass associated with the mineralization may trigger overall scale slope instabilities.
•	Convoluted pit shapes with convex slopes in weak rock have an increased risk of instability.

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Bermejal Underground

•	The rock mass assessment and geotechnical block modelling may over estimate the actual rock mass quality. This will impact excavation stability, support requirements, production rates, and cost.
•	Geological structures (faults) were interpreted to have no material impact on the underground mining and structural study was not completed. The unidentified structure may impact development and production mining resulting in lower productively and higher cost.
•	The underground mine is expected to be dry, but a hydrogeological study was not completed.
•	The impact of the proposed extraction sequence on stability and recovery has not been assessed. Mining recovery could be impacted by induced stressed, especially at depth.
•	The infrastructure assessment was based on the geotechnical block model rather than geotechnical data from drill holes. The rock mass quality could be overestimated making the location less ideal for infrastructure.
25.3.4	Processing

Heap leach performance going forward is based process improvements currently being implemented. However, there is a risk that these initiatives may not fully achieve their desired objectives.

25.3.5	Surface Infrastructure and Closure
•	The new waste rock facilities proposed for this study were designed based on geometric requirements to accommodate the waste rock from the open pits. There has been no waste rock design analysis completed and no foundation or waste material characterization completed. These characterization studies and engineering analysis is required prior to proceeding with waste rock dumping outside of the current design extents.
•	The filtered tailings storage facility was designed based on geometric requirements for storage capacity to accommodate the volume of tailings to be produced. The engineering analysis completed in support of the design are based on historic borehole records and analogous soil strength properties from unrelated investigations. The current design cannot be used for construction and further analysis and site specific foundation and materials characterization will have to be completed in the next stages of the design. This engineering analysis should include geotechnical and hydrotechnical analysis.
25.3.6	Environmental, Social and Permitting
•	Geochemical characterization of the new waste rock and filtered tailings has not been done. This needs to be carried out to confirm whether additional closure and reclamation requirements are needed.
•	The current closure liability estimate does not include the Bermejal Underground, CIL plant and filtered tailings storage facility.
•	The Bermejal Underground has an approved EIA and the restart of development is fully permitted. The EIA for the CIL plant and tailings deposits has also been approved subject to confirmation of final locations of all facilities. The EIA for the Guadalupe phase of the Bermejal Open Pit is conditionally approved with final approval expected by the end of April and submission of the application to revise the current land use permit for the area of the Guadalupe phase underway. With many of the required approvals in place or underway, the Los Filos Expansion can start shortly after Leagold makes its final investment decision.

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•	Security instability in the State of Guerrero and in the local mine area remains a concern and could cause temporary closure of operations or disruptions in services. This security risk may also impact the ability of the company to contract and retain skilled, experienced employees.
•	Continued access to properties not owned by DMSL remain a potential risk.
25.4	Opportunities

The key opportunities at the Los Filos Mine Complex include:

25.4.1	Mineral Resource

Opportunities to expand on the mineral resources near the known deposit are considered favourable. The geological unit that hosts the gold mineralization extends beyond the known drilled area and it is assumed that additional drilling along this geological unit could identify further mineralization.

25.4.2	Open Pit Geotechnical
•	The overall slopes in the open pits with rock masses which have not been exposed to alteration fluids, such as the limestone units on the periphery of the proposed pits, could potentially be steepened if the brittle-deformation model indicates that there are no compromising larger structures and the fabric is favorable.
•	Open pit ramps could be repositioned within the poor to fair rock mass domains to maximise slope angles in the stronger rocks, which would reduce the overall strip ratio.
25.4.3	Open Pit Mining
•	There should be further investigation of the potential to expand the Los Filos Open Pit to include areas of mineralization that are under historical waste rock dumps.
•	A trade-off study could demonstrate that it would be advantageous to purchase rather than rent haul trucks to provide the additional haulage capacity that will be required during the 2022 to 2026 timeframe.
25.4.4	Los Filos Underground
•	Further drilling should be conducted to identify any potential orebody extensions or new, nearby orebodies that could be accessed efficiently from the existing underground workings.
25.4.5	Bermejal Underground
•	Bulk stoping methods, if desired, should be trialed in controlled and measured areas to evaluate suitability for future application.

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25.4.6	Carbon-in-Leach Processing Plant
•	A processing plant will provide a higher gold recovery, with testwork to date supporting recovery rates around 90%.
•	A wider range of ore types could potentially be processed.
•	Continue operating the heap leach pads for lower grade oxide ores in parallel with sending higher grade ores to the CIL plant.
•	Potential to increase the production levels and extend the mine life of the Bermejal Open Pit and Underground.
25.4.7	Surface Infrastructure and Closure
•	Filtered tailings disposal allows a large amount of flexibility. An option analysis identified several suitable locations overlying the currently lined heap leach area. The selected option also has a significant excess storage capacity, should it be required in the future. In-pit co-disposal of filtered tailings and waste rock is also an opportunity.

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26	Recommendations

Numerous changes have been implemented at Los Filos in the last year including many of the recommendations that were presented in the previous technical report. Recommendations include:

26.1	Mineral Resources
•	Consolidate the Los Filos Underground resource models to two adjacent models (Norte and Sur) that have coincident coordinates at their model limits while ensuring that they are able to have coincident coordinates with the Los Filos Open Pit block model.
•	Use the bulk density measurement databases to interpolate within block models such as at Bermejal Underground.
•	Re-estimate the Los Filos Open Pit model using Ordinary kriging so that the estimation methodology is consistent across the property.
•	Monitor reconciliation data for the underground deposits in order to refine the capping levels applied.
26.2	Open Pit Mining
•	The geotechnical data on which the CNI (2011) open pit slope design is based should be evaluated and the level of confidence in the geotechnical domain model needs to be determined.
•	Depending on the level of confidence in the earlier drilling, logging, and characterization programs, additional detailed geotechnical logging and rock mass characterization may be required.
•	The development of a robust three-dimensional (3D) litho-structural model should be followed by the construction of a 3D geotechnical domain model for the proposed “pit plus 200 m” volume.
•	A conceptual, and potentially detailed feasibility study level, hydrogeological model should be built.
•	Pre-shear design, double-benching domains, and blasting patterns relative to the final walls should be assessed relative to the verified geotechnical domain model.
•	The Guadalupe Starter Pit slope design guidelines should be based on the results of a rock mass characterization program (drilling and logging) in the rock mass to be mined since the current design is based on the minimum requirement of angle of repose mining, which is sub optimal.
•	Formal procedures should be developed for open pit mining operations that will be conducted in and around the historical underground workings in Guadalupe Open Pit to ensure the safety of personnel and equipment.
•	Metallurgical recovery and operating costs for each mined block will be variable depending on rock type, sulphur grade, copper grade, and processing destination. For this reason, daily ore control decisions (e.g., selecting the optimal processing destination) should be guided by a mining software determination of the maximum profit for each block rather than by a fixed cut-off grade.

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•	There should be further investigation of the potential to expand the Los Filos Open Pit to include areas of mineralization that are under historical waste rock dumps.
26.3	Underground Mining

Los Filos Underground

•	Because mining operations are expected to conclude in 2021 based on the currently defined mineral reserves, SRK recommends that Leagold undertake further drilling to identify any potential orebody extensions or new, nearby orebodies that could be accessed efficiently from the existing underground workings.

Bermejal Underground

•	Formalize a training package outlining the underhand drift-and-fill mining method process, operating practices, quality assurance and quality control procedures, and operating parameters.
•	Formalize a grade control and sampling program which will provide key inputs to mine planning.
•	Panels widths should be mined initially at minimum widths, then gradually widened as ground conditions are better understood.
•	Evaluate a test stope for hybrid bulk mining methods in appropriate areas.
•	Complete detailed time and method studies on existing and future mine development activities to validate scheduling rates.
•	Further validation work is required to ensure productivity estimates are achievable.
•	Ensure the various ground support regimes are integrated into the planning process and ground control program.
•	Formalize a mine planning process that covers both short, medium and long-term planning horizons.
26.4	Heap Leach
•	In order to assess ongoing heap leach performance, it is recommended that Leagold prepare monthly composites that are representative of the ore placed for routine column leach testing.
•	It is recommended that processes such as the SART process be investigated as a method for managing the anticipated high copper concentrations in the leach solution.
26.5	Carbon-in-Leach
•	Confirmatory comminution testing for SAG milling and ball milling characterization of the Guadalupe rock types including oxide and intrusive material is recommended.

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•	Cyanide soluble copper levels in the CIL blend will need to be managed to prevent solution copper levels that interfere with the extraction of gold and/or increase operating costs. If grade control sampling in advance of mining indicates that areas of high copper content will be encountered it is recommended to carry out closed circuit (locked cycle) batch CIL tests to monitor the level of copper in solution and its deportment to the activated carbon.
•	Depending on the results of the locked cycle testwork, and the predicted life of copper levels in the CIL feed, a technology to remove copper from the CIL circuit (e.g. SART) may be required. This offers the potential opportunity to include higher copper mineralization in the CIL feed and potentially generate a revenue stream from recovered copper and cost savings from cyanide reuse.
•	Testwork currently available indicates variability in gold extraction of open pit ore at high feed sulphur grades greater than 1%. Current practice is to restrict ore placement on the heap leach pads with a sulphur content greater than 1%. Testwork, however, indicates that higher sulphur level material could be economically treated in the CIL circuit. This is an opportunity that requires further investigation.
•	Additional sampling and bottle roll testwork are recommended on various non-insitu materials that could be suitable for adding to the CIL feed schedule to confirm the head grades and gold and silver recoveries.
•	The proposed site for the CIL plant is located partially on fill used in the past to form a hardstand in a valley for parking mine vehicles. While the valley contours before and after the fill was placed have been compared, and efforts have been made to locate critical structures on cut, no geotechnical testing has been undertaken and the ground conditions have not been conclusively established. It is recommended that before further design work is undertaken on the CIL plant that a program of geotechnical drilling and / or test pitting be undertaken, supervised by a qualified geotechnical engineer, and the cores / ground samples be tested to confirm ground conditions and to form the basis for foundation design for the CIL plant.
26.6	Exploration Targets

Several exploration targets have been identified on the Los Filos Mine Complex property. DMSL conducts exploration programs as part of the ongoing operations and subject to approvals based on objectives established on site. No specific exploration work program has been identified as a result of this technical report.

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Pakalnis. 2016b. “Los Filos Mine Technical Visit. Ground Control Management Plan. Underground Tour.” December 2016.

Paradex Consulting, 2010. “Report on Geology, Alteration, Structure, and Mineralization at the Nuteck project in Guerrero State, Mexico” Dr. Sidney A. Williams.

Pepe, J. and Chastain, M. 2017. “2017 Water Balance Update for Los Filos Heap Leach Model: Technical Memorandum.” Desarrollos Mineros San Luis, S.A. de C.V., Golder Associates. (January 24): 83 p.

Snowden Mining Industry Consultants. 2004. “Technical Report, Los Filos Mine Complex.” Snowden Mining Industry Consultants for Goldcorp Inc. Effective Date November 2004.

SRK Consulting. 2008. “Consulting to Nukay Unit (LFU) Geomechanical Assessment of Mining Methods.” October 2008.

SRK Consulting. 2016. “Technical Memorandum Prepared for Goldcorp Inc., Development of Los Filos Water Balance.” (August 23): 89 p.

SRK Consulting. 2017. “Los Filos Water Balance Calibration”, “Los Filos Water Balance Projections”, “Precipitation Forecast - Season 2017” presentations. Prepared for Leagold. (May 25): 34 p.

SRK Consulting. 2019. “Los Filos - Dry Stack Facility Scoping Study” memorandum, January 2019.

Stantec Consulting. 2017. “Amended NI 43 101 Technical Report and Preliminary Economic Assessment, Los Filos Gold Mine, Guerrero State, Mexico.” For Leagold. (March 1, 2017): 295 p.

Stantec Consulting, 2018. “Amended NI 43 101 Technical Report and Preliminary Economic Assessment, Los Filos Gold Mine, Guerrero State, Mexico”.

Universidad Michoacana de San Nicolás de Hidalgo. 2010. “Estudio de Caracterización Mineralógica realizado a 25 muestras de roca, (Petrografía y Mineragrafía)”.

Universidad Michoacana de San Nicolás de Hidalgo. 2012. “Informe de la preparación y análisis petrográfico, mineragráfico y de difracción de rayos “X” de 23 muestras”.

University of Arizona. 1995. “Geology, Alteration, Structure and Mineralization at the Nutek Project, Guerrero State, Mexico”.

GA/KB/TRO/EO/CW/DGL/NMW/PJD	March 2019

SRK Consulting 2CL021.005 Leagold Mining Corporation NI 43-101 TR Los Filos Mine Complex, Mexico	Page 478

28	Date and Signature Page

This technical report was written by the following “Qualified Persons” and contributing authors. The effective date of this technical report is 31 October, 2018.

Qualified Person	Signature	Date
Gilles Arseneau, PGeo	“Original Signed”	March 11, 2019
Eric Olin, RM-SME	“Original Signed”	March 11, 2019
Tim Olson, FAusIMM	“Original Signed”	March 11, 2019
Neil Lincoln, P.Eng.	“Original Signed”	March 11, 2019
Maritz Rykaart, P.Eng	“Original Signed”	March 11, 2019
Neil Winkelmann, FAusIMM	“Original Signed”	March 11, 2019
David Nicholas, PE	“Original Signed”	March 11, 2019

All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional engineering and environmental practices.

GA/KB/TRO/EO/CW/DGL/NMW/PJD	March 2019

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the Los Filos Mine Complex, Mexico” prepared for Leagold Mining Corporation (“Issuer”) dated March 11, 2019 with an effective date October 31, 2018 (the “Technical Report”).

I, Dr. Gilles Arseneau, residing in North Vancouver, British Columbia do hereby certify that:

1.     I am an Associate Consultant with the firm of SRK Consulting (Canada) Inc. (“SRK”) with an office at Suite 2200-1066 West Hastings Street, Vancouver, BC, Canada.

2.     I am a graduate of the University of New Brunswick with a B.Sc. (Geology) degree obtained in 1979, the University of Western Ontario with an M.Sc. (Geology) degree obtained in 1984 and the Colorado School of Mines with a Ph.D. (Geology) obtained in 1995. I have practiced my profession continuously since 1995. I have worked in exploration in North and South America and have extensive experience modelling gold skarn style mineralization similar to that at the Los Filos Project.

3.     I am a Professional Geoscientist registered with the Association of Professional Engineers & Geoscientists of British Columbia (# 23474).

4.	I have visited the Los Filos property on several occasions, with the most recent visit being from September 11 to September 15, 2017.

5.     I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I am a “qualified person” for the purposes of National Instrument 43-101.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.     I accept professional responsibility for sections 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 23, as well as relevant content described in sections 1, 25 and 26 of this Technical Report.

8.	I had prior involvement with the subject property by acting as Qualified Person for the Issuer’s NI 43-101 entitled “Technical Report for Los Filos Gold Mine, Mexico” dated March 7, 2018 and having an effective date of December 31, 2017.

9.     As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance

Dated March 11, 2019 at Vancouver, Canada.

“signed and sealed”

Dr. Gilles Arseneau, P. Geo.

Associate Consultant
SRK Consulting (Canada) Inc.

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the Los Filos Mine Complex, Mexico” prepared for Leagold Mining Corporation (“Issuer”) dated March 11, 2019 with an effective date October 31, 2018 (the “Technical Report”).

I, Neil M. Winkelmann, FAusIMM, do hereby certify that:

1.	I am a Principal Consultant with SRK Consulting (Canada) Inc., with an office at 2200-1066 W. Hastings St., Vancouver, BC, Canada.

2.	I am a graduate of the University of New South Wales, Australia with a B.Eng. in Mining (1984). I am a graduate of the University of Oxford with an MBA in 2005. I have practiced my profession continuously since 1984 and I have 32 years’ experience in mining. I have significant experience in the valuation of minerals-industry projects accrued over the past 10 years.

3.	I am registered as a Fellow of The Australasian Institute of Mining and Metallurgy (AusIMM, #323673).

4.	I have not visited the Los Filos property.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I am a “qualified person” for the purposes of National Instrument 43-101.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I accept professional responsibility for sections 2, 15.1.5, 15.7, 16.7, 16.8.3, 18.1, 18.2, 18.4, 18.5 ,18.6, 18.7, 18.8, 18.9, 18.10, 18.11, 18.12, 18.13.1,19, 21.2.3, 21.3.3, 21.3.5, 21.4.3, 21.4.6, 22, as well as relevant content described in sections 1, 25 and 26 of this Technical Report.

8.	I have not had prior involvement with the subject property.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated March 11, 2019 at Vancouver, Canada.

“signed and sealed”

Neil M. Winkelmann, FAusIMM
Principal Consultant (Mining)
SRK Consulting (Canada) Inc.

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the Los Filos Mine Complex, Mexico” prepared for Leagold Mining Corporation (“Issuer”) dated March 11, 2019 with an effective date October 31, 2018 (the “Technical Report”).

I, Eric Olin, MSc, MBA, RM-SME do hereby certify that:

1.	I am a Principal Process Metallurgist with SRK Consulting (U.S.), Inc., with an office at 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.

2.	I graduated with a Master of Science degree in Metallurgical Engineering from the Colorado School of Mines in 1976. I have worked as a Metallurgist for a total of 40 years since my graduation from the Colorado School of Mines. My relevant experience includes extensive consulting, plant operations, process development, project management and research & development experience with base metals, precious metals, ferrous metals and industrial minerals. I have served as the plant superintendent for several gold and base metal mining operations. Additionally, I have been involved with numerous third-party due diligence audits, and preparation of project conceptual, pre-feasibility and full-feasibility studies.

3.	I am a Registered Member of The Society for Mining, Metallurgy and Exploration, Inc. (Registration #4119552RM).

4.	I have visited the Los Filos property on numerous occasions, with the most recent visit being from 14 November 2017 to 17 November 2017.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I am a “qualified person” for the purposes of National Instrument 43-101.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I am responsible for sections 13.1, 13.2, 13.3, 13.4, 13.5, 13.6, 13.9.1, 17.1, 17.2, 17.3, 17.5.1, 17.6.1, 21.4.4 as well as relevant content described in sections 1, 25 and 26 of this Technical Report.

8.	I have not had prior involvement with the subject property.

9.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated March 11, 2019 at Denver, USA
“signed and sealed”

Eric Olin, MSc, MBA, RM-SME
Principal Consultant (Metallurgy)
SRK Consulting (U.S.) Inc.

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the Los Filos Mine Complex, Mexico” prepared for Leagold Mining Corporation (“Issuer”) dated March 11, 2019 with an effective date October 31, 2018 (the “Technical Report”).

I, Timothy R. Olson, B.Sc. Mining, J.D., FAusIMM, do hereby certify that:

1.	I am a Principal Consultant (Mining) of SRK Consulting (U.S.), Inc., with an office at 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.

2.	I graduated with a degree in Mining Engineering from South Dakota School of Mines and Technology in 1991. In addition, I have obtained a Juris Doctor from the University of Utah in 2004. I have worked as a Mining Engineer for a total of 24 years since my graduation from university. In addition to consulting, my relevant experience includes engineering and operations roles in both open pit and underground mines.

3.	I am registered as a Fellow of The Australasian Institute of Mining and Metallurgy (AusIMM, #310856).

4.	I have visited the Los Filos property on numerous occasions, with the most recent visit being from 24 April 2018 to 27 April 2018.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I am a “qualified person” for the purposes of National Instrument 43-101.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I accept professional responsibility for sections 15.1.1, 15.1.2, 15.1.3, 15.1.4, 15.2, 15.3, 15.4, 15.5, 15.6, 16.1,16.2.1, 16.2.5, 16.2.2, 16.2.3,16.2.4, 16.3, 16.4, 16.5, 16.8.1, 16.8.2, 16.6, 21.1, 21.2.1, 21.2.2, 21.3.1, 21.3.2, 21.4.1, 21.4.2, as well as relevant content described in sections 1, 25 and 26 of this Technical Report.

8.	I have not had prior involvement with the subject property.

9.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated March 11, 2019 at Denver, Colorado, USA.

“signed and sealed”

Timothy R. Olson, FAusIMM
Principal Consultant (Mining)
SRK Consulting (U.S.) Inc.

Certificate of Qualified Person

I, Neil Lincoln, of Oakville, Ontario, Canada, do hereby certify, as one of authors of the report entitled “Independent Technical Report for the Los Filos Mine Complex, Mexico” dated March 11, 2019 and having an effective date of October 31, 2018 prepared for Leagold Mining Corporation (the “issuer”), that:

1.	I am an independent metallurgical consultant with an address of 383 Allan Street, Oakville, ON, Canada and formerly employed as the VP Business Development and Studies with Lycopodium Minerals Canada Ltd, 5060 Spectrum Way, Suite 400, Mississauga, ON, Canada.

2.	I graduated from the University of the Witwatersrand, South Africa, in 1994 with a Bachelor of Science in Metallurgy and Materials Engineering (Minerals Process Engineering) degree.

3.	I am a professional engineer in good standing with the Professional Engineers Ontario (PEO) in Canada (no. 100039153).

4.	I have practiced my profession continuously as a metallurgist for 23 years.

5.	I am responsible for sections 1.10.2, 1.15.2, 1.16.2, 1.16.4, 1.19.1 (part), 1.20.5, 13.8, 13.9.2, 17.4, 17.5.2, 17.5.3, 17.6.2, 21.2.4 (part), 21.3.4 (part), 21.4.5, 24.1, 24.2, 25.2.3 (part), 25.2.6 (part), 25.4.6, 26.5.

6.	13.7, 13.8, 13.9.2, 17.4, 17.5.2, 17.5.3, 17.6.2, 21.2.4, 21.3.4, 21.4.5, 24, and relevant information in sections 1, 25 and 26.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purpose of NI 43-101.

8.	I visited not visited the site.

9.	I am independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

10.	I have not had any prior involvement with the Los Filos Mine Complex.

11.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

12.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated March 11, 2019 at Oakville, Ontario, Canada.

"signed and sealed"

Neil Lincoln, P.Eng

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the Los Filos Mine Complex, Mexico” prepared for Leagold Mining Corporation (“Issuer”) dated March 11, 2019 with an effective date October 31, 2018 (the “Technical Report”).

I, Ewoud Maritz Rykaart, PhD, P.Eng, do hereby certify that::

1.	I am a Principal Consultant-Mining with the firm of SRK Consulting (Canada) Inc. with an office at 2200 - 1066 West Hastings Street, Vancouver, B.C., Canada.

2.	I am a graduate of the Rand Afrikaans University in 1991 and 1993; I obtained B.Eng. and M.Eng degrees in Civil Engineering. In 2001, I graduated with a PhD in geotechnical engineering from the university of Saskatchewan. I have practiced my profession continuously since January 1992. My working career has been exclusively as a Consultant for the mining industry, designing and constructing water and waste management structures.

3.	I am a Professional Engineer registered with the Association of Professional Engineers & Geoscientists of British Columbia, license #28531.

4.	I have visited the Los Filos property on 5 February 2018 to 8 February 2018.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I am a “qualified person” for the purposes of National Instrument 43-101.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I accept professional responsibility for sections 18.3, 18.13.2, 20, 21.2.5, as well as relevant content described in sections 1, 25 and 26 of this Technical Report.

8.	I have not had prior involvement with the subject property.

9.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated March 11, 2019 at Vancouver, Canada.
“signed and sealed”

EM Rykaart, PhD, PEng
Practice Leader

SRK Consulting (Canada) Inc.

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the Los Filos Mine Complex, Mexico” prepared for Leagold Mining Corporation (“Issuer”) dated March 11, 2019 with an effective date October 31, 2018 (the “Technical Report”).

I, David Nicholas, P.E., residing in Tucson, Arizona, USA do hereby certify that:

1.	I am a registered professional Geological Engineer and co-founder of the firm of Call & Nicholas with an office at 2475 N. Coyote Drive, Tucson, Arizona 85745, U.S.A.

2.	I graduated with a degree of Bachelor of Science from the University of Arizona in 1970. I obtained a Master of Science in 1976 from the University of Arizona. I received the Robert Peele Award in 1982 from the Society of Mining Engineers and the 2014 Medal of Merit from the Mining Foundation of the Southwest. I have practiced my profession continuously since 1976.

3.	I am a member of the Society of Mining Engineers, Member # 2365180 and a registered professional Geological Engineer in Arizona, Registration Number 11085.

4.	I have visited the Los Filos property in 2008 and 2009.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I am a “qualified person” for the purposes of National Instrument 43-101.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I accept professional responsibility for section 16.2.6 of the Technical Report.

8.	I advised on the heap leach pad stability and the Los Filos Open Pit for the Los Filos project in 2008 and 2009.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 12th day of March, 2019.

/s/ “David Nicholas”
David Nicholas, P.E.

Co-founder, Call & Nicholas